Form 10-K, Exhibit 13
period 2000-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2001-03-29
CIK 1104657

                                                                      Exhibit 13


                       [BRUSH ENGINEERED MATERIALS LOGO]

                       Advancing the World's Technologies













              BRUSH ENGINEERED MATERIALS INC. - 2000 Annual Report

About the Company:



         Brush Engineered Materials Inc., through its wholly-owned subsidiaries is a leading manufacturer of high performance engineered materials serving the fast-growing global telecommunications, computer, automotive electronics, industrial components and optical media markets.

         Engineered materials supplied by Brush can be found in a host of critical and demanding applications requiring superior levels of strength, reliability, miniaturization, weight reduction, thermal and electrical conductivity, power distribution and reflectivity. End uses of the company's products include cellular phones and other wireless comunication devices and equipment, notebook and network computers, electronic components in cars and trucks, and life enhancing or protective devices such as medical x-ray equipment, satellites and fire protection sprinkling heads.

         A new organizational and capital structure, approved by the shareholders in May 2000, has aligned the company's businesses to better capture their individual growth opportunities and heighten customer focus.

         Brush Engineered Materials Inc.'s largest subsidiary, Brush Wellman Inc., is the only fully-integrated producer of beryllium, beryllium alloys, and beryllia ceramic in the world. Other subsidiaries include Technical Materials, Inc., which produces engineered material systems including clad metals, plated metal, elecron beam welded, solder plated and reflow materials, Williams Advanced Materials Inc., manufacturer of precious metal and specialty alloy products, and Zentrix Technologies Inc. which produces electronic packaging, circuitry and powder metal products. Beyond its manufacturing capabilities, Zentrix markets and distributes beryllia ceramics for Brush Ceramic Products Inc.

         The company, with operating, service center or major office locations in North America, Europe and Asia, employs 2,500 men and women.

         The company's subsidiaries are organized into two reportable segments:
Metal Systems and Microelectronics. Metal Systems includes Brush Wellman Inc. (Alloy Products and Beryllium Products) and Technical Materials, Inc. Microelectronics includes Williams Advanced Materials Inc., Zentrix Technologies Inc. and Brush Ceramic Products Inc. Portions of Brush International, Inc. are included in both segments.

Brush Engineered Materials Inc. is traded on the New York Stock Exchange under the symbol BW.


Financial Highlights

(Dollars in millions except per share amounts) ..............        2000          1999          1998
                                                                   --------     ---------      --------
Sales .......................................................      $  563.7     $   455.7      $  409.9
Net Income (Loss) as reported ...............................          14.2           6.4          (7.1)
    Excluding special charge ................................          14.2           6.4           9.3(*)
Net Income (Loss) per share (diluted) as reported ...........          0.86          0.40         (0.44)
    Excluding special charge ................................          0.86          0.40          0.57(*)
Dividends per share .........................................          0.48          0.48          0.48
Shareholders' equity per share ..............................         14.11         13.62         13.63

[GRAPHICS]
revenue by SEGMENT
67% Metal Systems Group
32% Microelectronics Group
 1%  Other

revenue by MARKET
70% High Growth Markets
        33% Telecommunications
        16% Computer
        11% Automotive Electronics
        10% Optical Media

30% Other Markets
        11% Industrial Components
         6% Aerospace/Defense
         2% Appliance
         11% Other

revenue by GEOGRAPHIC AREA
73% Domestic
27% International

Contents

Letter to Shareholders. . . . . . . . . . . . . . . . . . . . . . . . .  .     3
Major Markets and Product Uses . . . . . . . . . . . . . . . . . . . . ..     11
Management's Discussion and Analysis. . . . . . . . . . . . . . . . . .  .    13
Reports of Independent Auditors and Management . . . . . . . . . . . . .. .   23
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . .. . . 24
Notes to Consolidated Financial Statements. . . . . . . . . . . . . . .  . .  28
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . .. . . 43
Corporate Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . .  45
Brush Engineered Materials Inc. Directors, Officers and Facilities . . .   .  46

(*) Amounts in 1998 exclude a special charge of $16.5 million after tax, or $1.01 per diluted share. See Note I to the consolidated financial statements on page 35.

[Photo of Gordon D. Harnett - Chairman of the Board, President and CEO]

TO BRUSH ENGINEERED MATERIALS INC. SHAREHOLDERS:

Brush Engineered Materials achieved record sales and significant earnings improvement for the year 2000. Sales reached an unprecedented $563.7 million, a 24% increase over 1999. Earnings more than doubled to $14.2 million, or $0.86 per share. All of our businesses produced solid revenue growth, a reflection that we not only serve high-growth markets, but that these markets also need the high performance and reliability offered by our engineered materials.

This past year, we were challenged in our alloy strip business to meet all of the demand our customers placed on us in spite of significant increases in output. Demand for our alloy strip form products, which comprise one third of our total sales, outpaced our ability to supply our customers by approximately 20% in 2000. We continued to work on expanding capacity and, in particular, achieving the anticipated results from the Alloy Expansion Project (AEP) at our Elmore, Ohio facility. We are pleased that our products are gaining increased acceptance in a variety of rapidly growing end-use markets and applications, but also recognize that there is much work yet to do to achieve targeted levels of profitability and return on invested capital.

DOUBLE-DIGIT GROWTH DRIVEN BY ADVANCING THE WORLD'S TECHNOLOGIES

     The strong global demand that drove record sales throughout the year continues to cut across our major markets: telecommunications, computer, automotive electronics and optical media. Together, these four markets now account for two thirds of our revenues.

     In these and other markets, our engineered materials and components enable designers to meet or exceed increasingly more demanding end-use requirements for reliability, miniaturization, thermal and electrical conductivity, higher power, reflectivity and strength. This trend is highlighted by the theme of our 2000 annual report and the ever-growing role of Brush Engineered Materials Inc. in "Advancing the World's Technologies."

     During 2000 both of our business segments, Metal Systems and Microelectronics, continued to enjoy solid growth.


[GRAPHIC - ANNUAL SALES]
(Dollars in millions)

  96       97          98        99          00
$376.3   $433.8     $409.9     $455.7     $563.7


METAL SYSTEMS GROUP: STRONG GROWTH AND DOUBLED PROFITS

     The Metal Systems Group, which is comprised of Brush Wellman Inc.'s Alloy Products and Beryllium Products business units and Technical Materials, Inc.
(TMI), had revenues of $378.2 million, a 24% increase over 1999. Earnings for this segment more than doubled to $36.6 million.

     Alloy Products' sales increased by 23% to $270.0 million while we remained supply constrained in Strip Products for virtually the entire year. Although strip production increased on average over 1999 by 24% as the AEP continued to ramp up, issues associated with yield and equipment reliability prevented us from making even further progress during the year and limited our ability to satisfy total market demand for these products. We remain committed to further improving the output from the AEP and are also investing in additional downstream capacity at our Reading, Pennsylvania facility to increase production across the alloy strip supply chain. Bulk Products also enjoyed a very strong year with revenues up 33% based on increased demand for undersea fiber optic cable housings as well as good growth in oil and gas and plastic tooling product applications.

                      [GRAPHIC - SALES BY MAJOR MARKET]


Right: Alloy products (strip and bulk), as well as beryllium products, are manufactured by Brush Wellman Inc., the company's largest subsidiary. Markets served include telecommunications, computer, automotive electronics, oil and gas, plastic mold tooling, foundry, welding and aerospace. Alloy Products' sales grew by 23% in 2000 over 1999, while Beryllium Products' sales increased by 7% for the year.

                                    [Photo]

                                    [Photo]

     Beryllium Products' revenues increased by 7% to $25.0 million in 2000 with a particularly strong finish at year end as funding of defense programs utilizing AlBeMet(tm) and beryllium metal components began to increase. In addition, Beryllium Products' Electrofusion Products had a strong year based on sales of its beryllium foil and assemblies for medical and industrial x-ray windows as well as growth in a new application, beryllium metal acoustical drivers used in high-end audio speakers.

     Technical Materials, Inc. had an outstanding year with revenues increasing by over 30% to a record $83.2 million. All product lines (including clad, EB weld, inlay and precious metal plating) experienced strong growth. Over the past few years, we have invested in new plating technology to enable TMI to broaden and expand the services it can offer its traditional customer base. We will continue to invest capital in precious metal plating to ensure TMI can serve customers' needs. This commitment, combined with investments in other technologies, will enable TMI to continue its growth.

MICROELECTRONICS GROUP: GROWTH REINFORCING OUR STRATEGY

     We have been focused for the past few years on microelectronic materials and components as an attractive growth area for Brush. This past year saw that strategy start to come to fruition with Microelectronics' sales growing by 27% to $179.1 million.

     The group includes Williams Advanced Materials Inc. (WAM), Zentrix Technologies Inc. and Brush Ceramic Products Inc.

     Williams Advanced Materials' revenues jumped by 25% as sales of its traditional products grew along with continued major growth in vapor deposition targets. Precious metal targets made by Williams at its Buffalo, New York facility, which are usedfor depositing the reflective layer on recordable compact discs and semi-reflective layers on digitalversatile discs, or DVD's, grew by more than 25%. PureTech, an acquisition made in 1998, hascontinued to grow rapidly based on sales of vapor deposition targets used in read/write heads for hard disk drives as well as targets used in the fiber optics and decorative coatings industries.

     Zentrix Technologies Inc. and Brush Ceramic Products Inc. achieved strong results with combined revenues up 33% for the year. Zentrix markets and distributes products for Brush Ceramic Products Inc. Sales of beryllia ceramics and RF packages were fueled by the continued growth of wireless communications. Components manufactured by this unit play a key enabling role in the amplification of signals in the wireless infrastructure. Circuitry-related products, manufactured by Circuits Processing Technology, Inc. (CPT), a wholly-owned subsidiary of Zentrix, finished the year quite strongly as product designs evolved from the prototype to production stage. In particular, CPT's sales increased due to the rollout of new high speed fiber optic communication networks where our circuitry products have proven unsurpassed in key performance attributes.

BERYLLIUM HEALTH & SAFETY

     As has always been the case, we remain totally committed to eliminating chronic beryllium disease (CBD) in the workplace. CBD is an occupational lung disorder caused by inhalation of fine airborne beryllium particulate. For reasons that are still not clearly understood, it only affects a small number of persons who are allergic to this material. Historically, CBD was identified only when physical and functional symptoms were present. Today, with the development and use of more advanced medical technologies, individuals are defined as having CBD even though such symptoms are not present and might never manifest themselves.


            [GRAPHIC - WAM YEARLY PVD TARGET PRODUCTION 1996-2000]


LEFT: For more than 30 years Technical
Materials, Inc. (TMI) has pioneered new techniques in combining precious and non-precious metals in continuous strip form, providing engineered materials systems for highly demanding applications in telecommunications, automotive electronics and computers. In 2000, TMI had an outstanding year with revenues up by more than 30% from the year earlier.

[Photo]
TOP RIGHT: Brush Resources Inc. extracts beryllium from bertrandite ore mined in Juab County, Utah.

     Through our extensive efforts to eliminate CBD in the workplace, including voluntary medical surveillance, a great deal more has been learned about CBD. As a result, we have adopted more focused and greater levels of worker protection. However, despite, or perhaps because of all our progressive and illuminating efforts, we have seen increased litigation, inaccurate and sensationalized media attention, unfounded claims and additional regulatory reviews. We believe strongly that we have acted in a very responsible and proactive manner with regard to CBD and will continue to aggressively respond to these challenges.

     Be assured, we remain steadfast in our commitment to do the right thing in order to find answers, to protect those in the workplace and, again, to eradicate CBD.

NEW CORPORATE STRUCTURE

     At last year's annual meeting, shareholders approved a reorganization of the corporate and capital structure. Brush Engineered Materials Inc. became the new publicly held parent of our businesses. As of January 2001, the reorganization was complete. Seven wholly owned and independently operated subsidiaries now define the basic corporate structure. The seven operating subsidiaries are Brush Wellman Inc., Brush Resources Inc., Brush International, Inc., Technical Materials, Inc., Williams Advanced Materials Inc., Zentrix Technologies Inc., and BEM Services, Inc.

     Our businesses remain aggregated into two reportable segments, Metal Systems Group and Microelectronics Group. Metal Systems includes Brush Wellman Inc. and Technical Materials, Inc. Microelectronics includes Williams Advanced Materials Inc., Zentrix Technologies Inc., and Brush Ceramic Products Inc. Brush International, Inc. serves both the Metal Systems and Microelectronics segments. Corporate and shared service costs will be distributed to the business unit that drives them and will help shareholders better assess the returns generated by our business segments.

     We believe the new organizational structure better reflects the way the company is managed today and will operate in the future. In addition, the businesses are better positioned to capture the benefits of their individual growth opportunities unencumbered by the financial, economic and operating risks of other regions or businesses.

PEOPLE: KEY TO PERFORMANCE

     The 2,500 employees of Brush faced many challenges this past year and rose to the occasion. Their hard work and dedication to serving our customers at a time of unprecedented demand was particularly noteworthy. They responded with extra effort, ingenuity and resourcefulness that make me very proud. I extend my sincere thanks to each of them.

     During 2000, we also made a number of moves to strengthen the organization. Bill Seelbach was appointed President of Brush Wellman Inc. and Dan Skoch was named Senior Vice President Administration. Jim Marrotte was appointed Vice President and Controller, Mark Jasany named Vice President Information Technology, and Rich Chesnik was appointed Vice President Human Resources. In addition, Mohan Reddy, Ph.D. joined the Board of Directors. Dr. Reddy is Professor of Technology Management at Case Western Reserve University's Weatherhead School of Management. I am looking forward to his contributions as a director.

[GRAPHIC - FOREIGN SALES (Dollars in millions)]

   96        97        98       99       00
$108.7    $142.4    $129.1   $137.5    $149.6


[Photo]
TOP LEFT: More than 25% of Brush Engineered Materials' sales in 2000 were generated outside of the United States. Brush International, Inc. operates service and distribution centers in England, Germany, Singapore and Japan. A dedicated sales force supports the commercial activities of the various Brush subsidiaries serving export markets. RIGHT: Products from Zentrix Technologies Inc. improve the power handling and high frequency capabilities of end-use products in the wireless and fiber optic infrastructure markets. With strong sales increases in 2000, Zentrix enhanced its foothold in these fast-growing markets.

                                    [Photo]

                                    [Photo]

OUR STRATEGIC EMPHASIS ... DRIVING PROFITABLE GROWTH

Over the past few years, Brush has pursued three enduring strategic thrusts. Our first area of strategic focus has been to IMPROVE THE BASE BUSINESS. This past year demonstrated that we have made considerable progress and yet we recognize we have more to accomplish. In particular, we must continue to improve the profitability rate of Alloy Products. The demand for copper beryllium strip and bulk products has never been greater and we expect that level of demand to grow. The key to improving Alloy Products' profitability is to continue to increase our total strip output and to produce these \products at a lower cost. This requires better equipment reliability, higher yields and the expansion of some downstream processing capacity. Prices are also being increased to reflect a shift toward thinner gauge materials which require additional processing and to allow for continued investment in strip finishing operations. We expect that Alloy's profitability will continue to improve.

     Our second strategy has been to BECOME THE GLOBAL LEADER IN SPECIALTY NONFERROUS ALLOYS. Today Alloy Products does nearly 40% of its business outside the United States and as our production volumes continue to increase, the opportunity to expand globally in specialty alloys is even more apparent. With our international service centers and local sales and marketing organizations in place, we are well positioned to meet the needs of our customers wherever they are located. We also expect to expand our global presence through licensing agreements and partnerships. Finally, TMI, which produces a wide variety of specialty strip products, is also expanding globally. Its state-of-the-art plating technology offers an excellent platform for international expansion. The Brush International sales organization will support TMI in reaching an even broader customer base.

     EXPANDING OUR MICROELECTRONICS BUSINESSES has been our third strategic thrust. Over the past few years, this segment has seen its revenues jump from 20% of Brush Engineered Materials' revenue to nearly one third in 2000. The company has made two successful acquisitions (CPT and PureTech), has invested in two start-up businesses (powder metals and specialty alloys) and expanded its operations in Singapore, Europe and, most recently, Taiwan.

     Brush Engineered Materials has some very unique capabilities in both Williams Advanced Materials and Zentrix Technologies, and I have every reason to believe this segment of our business will continue to grow dramatically and warrant continued investment.


LOOKING AHEAD

     I believe that Brush Engineered Materials' outlook is excellent based on our abundant potential. The high tech markets we serve are dynamic and growing rapidly, and the engineered materials we produce enable our customers to meet their growing needs for higher performance products. We are advancing the world's technologies, and look forward to 2001 being another year of strong progress.

To our shareholders, we thank you for your confidence and support.


/s/ Gordon D. Harnett
Gordon D. Harnett
Chairman of the Board, President and CEO



 [GRAPHIC - SALES/EMPLOYEE]
(Dollars in thousands)


    96        97        98         99      00
   $195     $200       $189       $200    $225


[Photo]
LEFT: With a full range of precious and non-precious metal, and metal alloy products, Williams Advanced Materials met high demand growth in 2000 with sales up 25% for the year. Williams' precious metal and metal alloy physical vapor deposition (PVD)/vacuum cast materials had exceptional growth throughout the year driven by demand for digital versatile discs (DVD's) and wafer fabrication of compound semiconductor devices for wireless and photonic technology. RIGHT:
Executive officers of Brush Engineered Materials Inc. include (seated from left) William R. Seelbach, President, Brush Wellman Inc., Gordon D. Harnett, Chairman of the Board, President and CEO, and (standing from left) Daniel A. Skoch, Senior Vice President Administration and John D. Grampa, Vice President Finance and Chief Financial Officer.


ENGINEERED MATERIALS ADVANCING THE WORLD'S TECHNOLOGIES

MAJOR MARKETS AND END USES                                    CUSTOMER SECTOR AND BRUSH BUSINESS
------------------------------------------------------------------------------------------------------------------------------
                                                              Electronic component manufacturers make extensive use of copper
TELECOMMUNICATIONS                                            beryllium alloys in connectors in a wide variety of operating conditions to enable transmission of signals and power
Telecommunications and Internet infrastructure                throughout communications and information transmission
equipment including:                                          equipment. (Alloy Strip)

- Hubs, routers and switches
- Fixed, wireless and optical transmission equipment
- Wireless base transceiver stations                          Customers utilize copper beryllium alloys in the form of
- Broadband cable and direct service line equipment           mechanical tube and customized shapes for repeater housings used to amplify signals in undersea fiber optic communications.
                                                              (Alloy Bulk)

Communication terminals and entertainment gateway             Manufacturers of microwave, wireless and fiber optic components
equipment including:                                          utilize precious metals, non-precious metals and metal alloys for semiconductor wafer fabrication and device packaging.
- Cellular phones, pagers, wireless personal digital          (Williams Advanced Materials Inc.)
  assistants (PDAs)
- Cable, digital and analog modems                            Customers serving the above sector also use specialty alloys.
                                                              (Technical Materials, Inc.)

                                                              Customers producing electronic product components for the
                                                              wireless and fiber optic industries require beryllia ceramics, circuitry, powdered metallurgy and semiconductor packaging.
                                                              (Brush Ceramic Products Inc.; Zentrix Technologies Inc.)

                                                              Producers of communications and information appliances rely on engineered material systems, comprised of precious and
                                                              non-precious metals joined in continuous strip form using
                                                              cladding, electroplating, electron beam welding, solder coating, contour profiling, or in combination form, for connectors, contacts, shielding switches and relays. (Technical Materials,
                                                              Inc.)
-------------------------------------------------------------------------------------------------------------------------------
COMPUTERS                                                     Copper beryllium alloys allow for the electrical mechanical contact in computers and computer peripheral equipment. Copper
Data processing, storage and retrieval systems                beryllium alloys and engineered material systems in strip and
such as:                                                      wire form are sold to makers of connectors, shielding, switches and relays. (Alloy Strip; Technical Materials, Inc.)
- Network, data processing and storage area network
  servers                                                     Engineered material systems provide component makers a wide range
- Enterprise network storage                                  of electrical, thermal and mechanical properties for connectors,
- Workstations                                                switches, lead frames and solder clips. (Technical Materials,
- Notebooks, sub-notebooks and PDAs                           Inc.)
-------------------------------------------------------------------------------------------------------------------------------
AUTOMOTIVE ELECTRONICS                                        The distribution of electrical power and signals in passenger cars, SUVs, mini vans and pick up trucks is enabled by copper
Connector terminal sensors for throttle position,             beryllium alloys. These alloys are fabricated into connector
key warning, fuel level, airbags, wheel position and          terminals used in vehicle wiring harnesses or into electrical
anti-theft                                                    spring components for application in switches and relays.
                                                              (Alloy Strip)
Modules for engine control computers

Powertrain controllers

Anti-lock brake modules and suspension controls               Engineered material systems utilize copper alloys and copper beryllium alloys in conjunction with precious and non-precious
Actuators for fan/blower motors                               metals for fabrication into connector terminals used in wire harnesses and sensors. (Technical Materials, Inc.)
Electric motors for seats, windows/door locks,
fuel pumps and automatic                                      Beryllia ceramic is used as a key ingredient in electronic
transmission shifting solenoids                               ignition systems. (Brush Ceramic Products Inc.)
-------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL COMPONENTS                                         Customers in the oil and gas, plastic mold tooling, foundry, welding and aerospace markets turn to Brush Wellman's copper
Directional drilling tools and completion/                    beryllium alloys and new ToughMet(tm) and moldMAX XL(r) spinodal
production equipment                                          materials to produce a wide range of highly reliable, optimum performance components. Product forms used include rod, bar, tube
Tooling materials for injection molds and                     and plate products, as well as custom manufactured shapes
blow molds for thermoplastic processing                       (Alloy Bulk)

Bushing and bearings for landing gear
for aerospace applications

Corrosion-resistant valves and actuators, die casting
plunger tips and welding components
-------------------------------------------------------------------------------------------------------------------------------
OPTICAL MEDIA                                                 Optical media manufacturers require Williams' pure metal and metal alloy sputtering targets for the reflective,
Permanent or re-writable data storage on                      semi-reflective, dielectric or phase change layers on media in a
disc for information, games, music and                        wide range of compacts disc or digital versatile disc formats
motion picture entertainment                                  such as DVD-9, CD-R, CD-RW and DVD-R. (Williams Advanced
                                                              Materials Inc.)







[Graphics]

Telecommunications   Computers   Automotive Electronics
Industrial Components   Optical Media

BENEFIT/SOLUTION ADVANCING CUSTOMER TECHNOLOGY
--------------------------------------------------------------------------------
Increased dependence on Internet-based transactions and data is predicated on network reliability. Copper beryllium alloys supply the critical attributes that permit this dependability and in turn, serve to drive the growing reliance on this media of communications.

Greater work and leisure mobility is creating extraordinary global demand for smaller, more highly functional personal and portable devices such as cellular phones, pagers and PDAs.

The accelerated trend to miniaturize these products has required electrical conductors to be smaller, lighter and more durable, all while providing exceptional reliability and low production costs. And, as these hand-held products are increasingly connected to the Internet, the need for power efficiency and battery life increases further. Copper beryllium alloys allow designers to meet the heightened need for formability, strength and consistency required in smaller and more powerful information appliances.

Protection and reliability in harsh undersea environment.

Benefits include cost savings associated with optimal material functionality and a full service supply source.

Advanced electroplating technology ensures the most efficient use of precious metals such as gold and palladium.

These products' material circuits and sub-assemblies provide solutions that enhance the electrical and thermal performance of semiconductors used to amplify and transmit digital and analog signals.

Benefits of engineered material systems include flexibility in design that enables reduced material and production costs, as well as greater reliability, stability and electrical conductivity performance.



--------------------------------------------------------------------------------
With reliability the most critical performance attribute offered by computer makers, the dependability and service life of electrical components in hardware and peripheral equipment is of paramount importance. This need for reliability and availability in an increasingly on-line marketplace is also driven by the trend toward a single infrastructure market or segment today versus isolated islands of data processing/storage favored earlier. Copper beryllium alloy products provide the best combination of reliability, and electrical and thermal conductivity of any commercially available alloy system, while also supporting the market's continual movement to faster transfer rates and broader bandwidth.

Computer component makers benefit from the design flexibility afforded by engineered material solutions, as noted above in telecommunications.



--------------------------------------------------------------------------------
Copper beryllium strip products are specified for their ability to provide lengthy and reliable service within vehicles under extremely demanding operating conditions, including vibration and high engine temperatures, as well as difficult environmental conditions. Examples of the latter include contact with road salt and seaside atmospheres, and possible exposure to corrosives such as battery fluids.

Components made with copper beryllium alloys contribute to improved car and truck fuel efficiency. Benefits accrue to consumers, vehicle makers in their need to meet regulated miles per gallon targets, and ultimately the environment through reduced emissions.

Copper beryllium strip products provide the technology enabler for the emerging 42-volt PowerNet and vehicle Telematics. 42-volt PowerNet improves vehicle fuel economy and reduces tailpipe emissions by transferring engine loads such as power steering and air conditioning to electric motor drives. Telematics combines the power of computers, wireless satellite communications and entertainment to provide a safer and more enhanced driving experience.

Engineered material systems provide the same design benefits as described above in telecommunications.

Beryllia ceramic provides thermal conductivity performance required by electronics in the ignition module.

--------------------------------------------------------------------------------
Copper beryllium, ToughMet(tm) and moldMAX XL(r) spinodal materials increase customers' productivity by reducing manufacturing costs and enhancing end product performance, including:

- Increased distance and improved accuracy in oil and gas, mining and utilities directional drilling

- Improved cycle time in plastic tooling molds

- Longer life, higher durability and reduced maintenance in aircraft landing gear



--------------------------------------------------------------------------------

Pure metal and metal alloys provide optimal metallurgical grain structure and film uniformity, which generate superior reflectivity, corrosion resistance, product life and stability in recording or playback.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
                                              2000          1999        1998
                                            ----------    -------     -------
(Millions, except for share data)

Net Sales...............................    $    563.7    $ 455.7     $ 409.9
Operating Profit (Loss).................          23.0       10.6       (10.3)
Diluted E.P.S...........................    $     0.86    $  0.40     $ (0.44)

    Net sales in 2000 of $563.7 million established a new record, surpassing the previous record set in 1999 by 24%. Diluted earnings per share of $0.86 in 2000 more than doubled earnings in 1999. Earnings in 1998 were reduced by a $16.5 million after-tax special charge.

    Sales from both of the Company's reportable business segments - the Metal Systems Group and the Microelectronics Group - increased in 2000 and 1999. The improved operating profit in 2000 was generated by Metal Systems, as Microelectronics' profits were unchanged due to cost and product mix issues. Offsetting a portion of the Metal Systems' profit improvement was an increase in corporate expenses, including legal, medical and environmental, health and safety related expenses.

Metal Systems Group
                                               2000    1999     1998
                                             -------  -------  -------
(Millions)

Net Sales...............................     $ 378.2  $ 306.1  $ 295.7
Operating Profit........................        36.6     16.3     27.9

    The Metal Systems Group includes Alloy Products, Technical Materials, Inc. and Beryllium Products. The Group's engineered products provide superior performance and compete against other beryllium and non-beryllium containing alloys in a wide variety of applications. These products are typically sold to fabricators who are one or more tiers removed from the true market demand generator. Metal Systems' sales grew 24% in 2000 following a 4% growth in 1999.

    The following chart summarizes the business unit sales as a percent of the total Metal Systems Group sales:

                                           2000   1999   1998
                                           -----  -----  -----
Percent of Segment Sales:
Alloy Products..........................   71.4%  71.9%  73.5%
Technical Materials, Inc................   22.0%  20.5%  17.0%
Beryllium Products......................    6.6%   7.6%   9.5%

ALLOY PRODUCTS

    The Company's Alloy Products unit operated by Brush Wellman Inc., a wholly-owned subsidiary of the Company, manufactures two main product families - strip products and bulk products. Strip products, typically copper beryllium alloys, are manufactured through the casting and mill operations at the Company's Elmore, Ohio facility and, depending upon the gauge or other considerations, are finished rolled at Elmore or the Reading, Pennsylvania facility. End-use applications for the Company's strip products include electrical connectors, contacts, switches, relays and shieldings where characteristics such as high-conductivity, high-reliability and formability are at a premium.

    Sales of Strip Products grew approximately 20% in 2000 over 1999 after growing 6% in 1999 over 1998. Pounds sold increased in 2000 at a faster rate than the sales value, reflecting a continuing mix shift towards lower priced products. The sales growth in both years has been fueled by strong demand from the telecommunications and computer automotive electronic markets. The order entry rate in 2000 and 1999 was positive, rebounding from the effects of a general market softness and the General Motors' strike in 1998.

    The Company continued to make improvements in the new casting and milling operations at the Elmore facility in 2000. This equipment, which is known as the Alloy Expansion Project (AEP), was installed over a two and a half year period beginning in 1997 at a cost of $117 million. Upon installation, the strip mill equipment did not produce the desired output on a consistent and reliable basis, while yields and productivity levels had a negative impact on capacity and costs. As a result, production output did not keep pace with the high level of demand in 1999 and into 2000. Beginning in the second half of 1999 and continuing into the first quarter 2000, the Company secured the services of outside resources and re-directed internal resources to improve the equipment's performance and reliability. As a result of this effort, output from the mill started to improve, as did yields. Various pieces of equipment continued to have performance issues during 2000 which the Company addressed as they arose. Despite these issues, total strip shipments from the Elmore mill improved a strong 24% in 2000 over 1999. In addition, the volume of pounds finished in Elmore, by-passing the Reading operations, and shipped directly to the distribution centers or customers increased significantly. Even with the operating improvements made thus far, the AEP equipment has not yet reached its optimal capacity or performance criteria. Moreover, the average gauge of strip products desired by the market is becoming thinner over time, which will put additional pressures on the capacity, costs and capability of the strip product supply chain.

    Bulk Products is a mix of products in a variety of forms, including rod, bar, tube, plate and ingot. The majority of these products are beryllium-containing alloys and are manufactured at the Elmore plant while the non-beryllium containing alloys are produced at the Company's Lorain, Ohio facility. Depending upon the application, bulk products are used where superior strength, corrosion and wear resistance and/or thermal conductivity may be required.

    Sales of Bulk Products increased by over 33% in 2000 compared to 1999 after declining 10% in 1999. The main cause for the current year growth was increased demand from the undersea communications market and improvements in the oil and gas market. The Company has increased its penetration into the undersea market by offering a wider variety of finished and near net shape products. Demand for oil and gas applications strengthened when oil field production activity increased with the rising price of crude oil. The plastic tooling market remained firm over this time period and applications within this market remain a significant growth opportunity for Bulk Products. Demand for and revenues from aerospace applications declined in 2000 and 1999 from the 1998 level.

TECHNICAL MATERIALS, INC.

    Technical Materials, Inc. (TMI), a wholly- owned subsidiary of the Company, manufactures and sells clad inlay and overlay metals, electron beam welded systems, precious and base metal electroplated systems, contour profiled metals and solder-coated metal systems. The overwhelming majority of TMI's products do not contain any beryllium, but they are sold into markets similar to Alloy Strip Products, including telecommunications, computers and automotive electronics. These systems provide varied electrical, thermal or mechanical performance from a surface area or section. Applications include contacts, semiconductors and connectors.

    TMI's sales improved 33% in 2000, continuing an eight-year trend of average double-digit annual sales growth. Sales grew 25%in 1999 over 1998. The majority of the growth in both years was in inlay products, which is TMI's largest product group. Plating sales and market opportunities have also grown over the last two years. While sales in 2000 were a record high, incoming orders during 2000 exceeded the sales level. The TMI facility operated at close to capacity at times during 2000 and 1999 and the Company continued to invest in additional equipment and technologies in order to meet the growing demand.

BERYLLIUM PRODUCTS

    The Beryllium Products business, which is the smallest of the Company's units and is operated by Brush Wellman Inc., manufactures and sells pure beryllium metal and beryllium aluminum alloy products. These products are manufactured in rod, tube, sheet and a variety of customized forms. Their unique combination of high stiffness and low density make them the material of choice in a number of specialized applications. Sales by this unit were slightly higher in 2000 than 1999 while sales in 1999 were lower than 1998. Major markets for Beryllium Products include defense, aerospace, automotive and medical equipment. Sales for defense applications began to improve in the second half of 2000 after softening due to government spending reductions following the military action in Kosovo in early 1999. Sales into the automotive market declined in 2000 from 1999 and 1998 levels as an application reached the end of its product life cycle.

METAL SYSTEMS GROSS MARGINS AND PROFITS

    The gross margin on Metal Systems sales improved $21.7 million on a $72.1 million sales increase in 2000. The higher sales volume was the major cause for the increase in margin dollars, as the margin as a percent of sales improved only slightly. Approximately $2.4 million of the year 2000 sales increase resulted from a higher copper price pass through on Alloy Products, and the pass through does not generate any additional margin. A price increase on selected Bulk Products helped to improve margins in the latter half of 2000. The foreign currency impact on Metal Systems sales and margins was unfavorable, as discussed later under the International Sales and Operations section. Manufacturing overhead spending was $5.9 million higher in 2000 as compared to 1999. Included in this amount was a $1.7 million increase in lease expense mainly as a result of the full year impact of the payments for the AEP equipment that began in the second quarter 1999. Salaries, fringe benefits and maintenance costs also contributed to the overhead spending increase.

    The gross margin declined $9.6 million in 1999 from the previous year. The margins generated from the higher sales volume in 1999 were offset by increased direct manufacturing costs, AEP start-up costs and an unfavorable product mix. Lease payments on the AEP equipment added $4.0 million to the overhead cost structure in 1999.

    Total expenses within the Metal Systems Group-Selling, Administrative and General (SA&G), Research and Development (R&D) and Net-other expense-increased $1.4 million in 2000 over 1999. In 1999, these expenses were $2.1 million higher than in 1998. As a result of the major improvement in gross margins less the increase in expenses, Metal Systems' operating profit was $36.6 million in 2000, growing $20.3 million from 1999. Operating profit in 1999 was $16.3 million, a decline from a profit of $27.9 million in 1998.

Microelectronics Group

                                          2000        1999       1998
                                       ----------    -------    -------
(Millions)

Net Sales...........................   $    179.1    $ 140.6    $ 106.3
Operating Profit....................         11.4       11.4        2.1

    The Microelectronics Group (MEG) consists of Williams Advanced Materials Inc. (WAM), a wholly-owned subsidiary of the Company, and Electronic Products. These business units produce precision parts in a variety of customized forms that are sold to assemblers and other manufacturers of electronic components and equipment. MEG sales of $179.1 million in 2000 represent a 27% improvement over 1999 while 1999 sales improved 32% over 1998.

    The following chart summarizes the business unit sales as a percent of the total MEG sales:

                                             2000   1999   1998
                                             -----  -----  -----
Percent of Segment Sales:
Williams Advanced Materials Inc........      76.1%  77.2%  72.8%
Electronic Products....................      23.9%  22.8%  27.2%

WILLIAMS ADVANCED MATERIALS INC.

    WAM manufactures precious metal and specialty metal products for the wireless, semiconductor and hybrid micro- electronics market as well as the optical media, magnetic head (including MR and GMR), electron tube, aerospace and the decorative and performance film markets. Major products fabricated by WAM include vapor deposition materials, high-temperature braze materials, clad and precious pre-forms, sealing lids and ultra fine wire. Sales by WAM increased 26% in 2000 over 1999 and 40% in 1999 over 1998. Demand from virtually all of WAM's markets continued to increase in 2000 and 1999. The number of vapor deposition targets sold has more than doubled since 1998 in total while the number of targets sold for DVD applications has more than quadrupled in the same time period. Sales by PureTech, a wholly-owned subsidiary of WAM acquired at the end of the second quarter 1998, also continued to increase, including products sold for fiber optic applications. WAM's refine operations, which reclaim precious metals from internal and external scrap, ran at full capacity for the majority of 2000 and 1999. Sales of high purity braze materials, manufactured at a new facility completed in 1999, grew slightly in 2000 and the Company believes applications for these materials remain a growth opportunity.

    WAM's sales level is affected by precious metal pricing and mix. Metal prices are typically passed through to the customer and WAM earns margin on its fabrication or value added, which is sales less metal costs, and not on the metal value itself. The value added in both 2000 and 1999 grew at a slower rate than the over-all sales level. Revenues from targets have not grown as fast as the number of the units sold because of the substitution of silver for gold in a significant number of applications.

ELECTRONIC PRODUCTS

    The Company's Electronic Products unit consists of Zentrix Technologies Inc. and Brush Ceramic Products Inc. These operations manufacture componentry for the telecommunications and automotive electronics markets. Major product forms manufactured include beryllia ceramics, electronic packages, circuitry and powder metallurgy products. Good thermal conductivity is a key characteristic for these products. Sales of Electronic Products grew 33% in 2000 over 1999, while in 1999 sales grew 10% over 1998.

    The majority of the sales growth in both 2000 and 1999 was as a result of strong demand for beryllia ceramic products from the telecommunications market, including wireless communication equipment and fiber optic applications. A portion of the growth also resulted from a major competitor going out of business in 1999, allowing the Company to capture additional market share. Sales in 1998 had been depressed by the General Motors' strike and a general softness in the telecommunications market. Sales of circuitry began to improve in the fourth quarter 2000 after remaining relatively flat throughout 1998, 1999 and the first three quarters of 2000. This lack of growth was caused by funding delays by the government on previously approved defense related programs. However, because of a strengthening order income trend from commercial telecommunications applications in the second half of 2000, the Company anticipates solid improvement in circuitry revenues in 2001. Powder metallurgy products are manufactured at a newly constructed facility in Tucson, Arizona and a portion of the Company's product offerings is still in the developmental stage. Sales of these non-beryllium containing products remained flat and relatively minor during 2000 and 1999.

MICROELECTRONICS GROUP MARGINS AND PROFITS

    Gross margin increased $2.9 million in 2000 over 1999. The higher sales volumes generated approximately $10.7 million in additional margin but the product mix within the MEG was unfavorable. Approximately $7.6 million of the 2000 sales increase was due to higher metal prices, primarily palladium and platinum. As with Alloy Products, the higher pass through does not generate additional margins. Inventory valuation and other adjustments added over $2.5 million in costs in 2000. Margins on circuitry, while small, improved in 2000. Manufacturing overhead spending for the whole group increased $4.3 million over 1999.

    MEG's gross margin grew $11.7 million in 1999 from 1998. Higher sales volumes, mainly from WAM products, contributed $8.2 million to this increase while cost improvements at the Electronic Products' facilities accounted for the majority of the balance of the change.

    MEG's expenses increased $2.9 million in 2000 and, as a result, operating profit of $11.4 million was unchanged from the prior year. Profit in 1999 had improved $9.3 million over 1998.

International Sales and Operations

                                        2000         1999        1998
(Millions)

From International Operations.....   $     98.4    $  87.2     $  82.0
Exports from U.S. Operations......         51.2       50.3        47.1
                                     ----------    -------     -------
Total International Net Sales.....   $    149.6    $ 137.5     $ 129.1
                                     ==========    =======     =======
Percent of Total Net Sales........           27%        30%         31%

    The international sales in the above table are included in the Metal Systems and MEG sales figures previously discussed. The Company's international operations consist of distribution centers in Germany, England, Japan and Singapore and a precious metal finishing operation in Singapore. The Company also has several additional international sales offices. In conjunction with these operations, the Company manages a worldwide network of independent agents and distributors. International operations serve the same markets as domestic operations and marketing information and sales plans are coordinated and managed across geographic boundaries. The international operations face competition in their home countries as well as from other international companies.

    Products sold from the international distribution centers are usually priced in the local currency. On average, the U.S. dollar was stronger in 2000 than in 1999, particularly against the deutschmark and the euro. As a result, the currency translation rate impact was approximately $4.4 million unfavorable at the sales line in 2000. The majority of this impact was recorded within Metal Systems. Since the majority of the cost of goods sold is incurred in dollars, margins are affected by an amount comparable to the translation impact on sales.

    In 1999, the dollar was weaker than in 1998, resulting in a favorable currency translation impact of $2.5 million. As compared to the currencies the Company sells in, the dollar on average was stronger in early 2001 than it was at the same time in 2000.

    Sales from each of the international locations were higher in 2000 than 1999, with the Asian operations showing the larger increase. In local currencies, sales increased at a higher percentage than in dollars as a result of the exchange rate differences. The improvement in 1999 over 1998 was caused by a recovery in Asian sales from the weak economic conditions in that region during the first half of 1998.

    Exports from U.S. operations are typically priced in U.S. dollars. The majority of exports are sold into Western Europe, Canada, Mexico and South Asia.

Special Charge - 1998

    In 1998, the Company recorded a pre-tax special charge of $22.6 million (see
Note I to the Consolidated Financial Statements). The charge included a write-down of various fixed assets and related intangibles to their estimated fair values in accordance with SFAS No.121. The Company's long-term strategic plans anticipated only modest growth from the related operations and the projected cash flows were not sufficient to support the carrying value of the assets. The written-down assets were not taken out of service. Additional charges were taken for assets that had become obsolete as well as for an increase to the environmental remediation reserve. Of the $22.6 million charge, $5.6 million was recorded against Cost of sales and $17.0 million against Other-net. The after tax impact of the charge was $16.5 million, or $1.01 per share. While the charge included the write-down of assets within both the Metal Systems Group and the MEG, the charge was not allocated back to either group as management evaluates their performance exclusive of the charge.

Consolidated
                                           2000       1999       1998
                                         --------    -------    -------
(Dollars in millions)

Net Sales............................    $  563.7    $ 455.7    $ 409.9
Operating Profit/(Loss)..............        23.0       10.6      (10.3)
Net Income/(Loss)....................        14.2        6.4       (7.1)
As a Percent of Sales
Gross Profit.........................        21.1%      20.2%      20.7%
SA&G Expense.........................        15.5%      15.5%      15.7%
R&D Expense..........................         1.3%       1.9%       2.1%

    Total sales from all operations grew 24% in 2000 and 11% in 1999 over the prior year. Beginning in the fourth quarter 1999, record high quarterly sales levels were achieved for five consecutive quarters.

    Gross margin improved $26.8 million in 2000 over 1999 following a $7.2 million improvement in 1999. As a percent of sales, margins were slightly higher in 2000 after declining in 1999. In general, sales from the Metal Systems Group generate higher variable margins (sales less material and direct conversion costs) than sales from the MEG. In 2000, MEG sales grew at a slightly faster pace than Metal Systems while in 1999 the MEG sales growth was significantly higher than Metal Systems.

    The cost per pound to produce beryllium hydroxide at the Company's Utah operations conducted through Brush Resources Inc., a wholly-owned subsidiary of the Company, has declined for three straight years. The current year cost improvement is a result of using cleaner grades of ore and generating additional operating efficiencies and higher yields within the extraction mill. The savings over the prior year cost of the beryllium consumed totaled approximately $0.6 million in 2000 and $0.5 million in 1999.

    Natural gas expenses within domestic operations totaled $4.1 million in 2000, an increase of 68% over 1999 as a result of higher usage and rates, particularly in the fourth quarter 2000. The rate increases carried over into the first quarter 2001 and potentially will have an adverse impact on the Company's earnings in 2001, the extent of which cannot yet be determined. The majority of the natural gas expense is recorded against Cost of sales on the Consolidated Statement of Income.

EXPENSES

    SA&G expenses were $87.6 million in 2000, $70.6 million in 1999 and $64.6 million in 1998. As a percent of sales, SA&G expenses were virtually unchanged over the three year period at 15.5% in 2000 and 1999 and 15.7% in 1998. The main cause of the increased expense levels in 2000 was higher legal costs associated with chronic beryllium disease lawsuits, other litigation matters and the corporate reorganization and holding company formation. Approximately $2.0 million of these additional legal costs are nonrecurring. Environmental, health and safety expenses and medical expenses grew each year as the Company continued to expand its commitment to research the causes and prevention of chronic beryllium disease. Selling and marketing expenses were $3.5 million higher in 2000 than in 1999 after growing $3.3 million in 1999 over 1998 in support of the increased sales volumes and as a result of additional focused marketing efforts. In 2000, these efforts included a geographic expansion of the MEG's sales and distribution channels. Expenses under various management compensation plans were higher in 2000 than 1999 as a result of the improved profitability in 2000. The plan expenses were lower in 1999 than 1998 due to the shortfall in earnings in 1999. The implementation of various software projects in 1999 resulted in additional amortization expense in 1999 and 2000 compared to 1998. Incurred expenses within the corporate information technology function increased in 1999 due to year 2000 compliance testing and remediation work. The acquisition of PureTech at the end of the second quarter 1998 also caused an increase in expenses in the subsequent years as compared to the full year 1998.

    R&D expenses were $7.4 million in 2000, a decline from $8.5 million in 1999 and $8.7 million in 1998. As a percent of sales, R&D expenses were 1.3% in 2000, 1.9% in 1999 and 2.1% in 1998. The major cause of the decline in 2000 was a planned reduction in the R&D efforts supporting the Beryllium Products unit.

    Other-net expense was $0.7 million in 2000, $2.3 million in 1999 and $21.8 million in 1998. Included in these amounts were exchange gains of $4.0 million in 2000 and $2.2 million in 1999 and an exchange loss of $1.8 million in 1998. Metal financing expenses were $3.8 million in 2000 compared to $3.5 million in 1999 and $1.8 million in 1998. The higher expense in 2000 resulted from the addition of a new copper financing arrangement entered into during the first quarter of 2000. The 1999 financing fee was $1.7 million higher than in 1998 as the precious metal inventory levels, average metal prices and available rates were all higher in 1999. The 1998 Other-net expense includes $17.0 million of the special charge, which is described in further detail in Note I to the Consolidated Financial Statements. The Other-net line also includes bad debt expense, amortization of intangible assets, cash discounts and other non-operating items.

EARNINGS, INTEREST AND TAXES

    Interest expense was $4.7 million in 2000 compared to $4.2 million in 1999. Average debt levels declined slightly during 2000, but the average borrowing rate increased due to higher market rates and an increased credit spread. Interest expense was only $1.2 million in 1998. The higher expense in 1999 as compared to 1998 was caused by a $1.5 million reduction in interest capitalized in association with long-term capital projects, as well as an increase in debt levels and borrowing rates.

    The effective income tax rate was 22.7% of income before income taxes in 2000. In 1999, an income tax benefit of 0.8% of income before income taxes was used while in 1998 a tax benefit rate of 38.3% was applied against the loss before income taxes. See Note J to the Consolidated Financial Statements for a reconciliation between the statutory and effective tax rates. The depletion credit is the largest single adjustment in all three years. In 1999, the Company utilized a larger research and experimental credit than in 2000 and 1998. The over-all profit level and the benefits available from foreign operations also impacted the effective rate in each year.

    Net income was $14.2 million in 2000, an improvement over 1999 net income of $6.4 million and a net loss of $7.1 million in 1998. Diluted earnings/(loss) per share were $0.86 in 2000, $0.40 in 1999 and ($0.44) in 1998.

REORGANIZATION

    In May 2000, the Company's shareholders approved the reorganization of the Company's corporate and capital structure. Through a merger, Brush Wellman Inc. became a wholly-owned subsidiary of a newly created holding company, Brush Engineered Materials Inc. Each share of Brush Wellman Inc. common stock was exchanged for one share of Brush Engineered Materials Inc. common stock.

    Subsequent to the reorganization, ownership of various subsidiaries, including WAM and TMI, was transferred from Brush Wellman Inc. to Brush Engineered Materials Inc. through a dividend. In addition, several other operations within Brush Wellman Inc. were organized into new and separate legal entities.

LEGAL PROCEEDINGS

    One of the Company's subsidiaries, Brush Wellman Inc., is a defendant in proceedings in various state and federal courts brought by plaintiffs alleging that they have contracted chronic beryllium disease (CBD) or related ailments as a result of exposure to beryllium. Plaintiffs in CBD cases seek recovery under theories of intentional tort and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium.

    The following table summarizes the historic trend in the CBD cases:

                                                     December 31,
                                              2000        1999       1998
                                              ----        ----       ----
Total cases pending......................        71         37        19
Total plaintiffs.........................       192        119        95
Number of claims (plaintiffs)
 filed during period ended...............    38 (87)    20 (28)     2 (4)
Number of claims (plaintiffs)
 settled during period ended.............      2 (5)      2 (4)    9 (36)
Aggregate settlements paid
 during period ended
 (dollars in thousands)..................  $    730      $ 183    $1,193
Number of claims (plaintiffs)
 dismissed...............................      2 (9)      0 (0)     2 (6)

    Additional CBD claims may arise. Management believes that the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company.Third party plaintiffs (typically employees of customers) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. In class actions, plaintiffs have historically encountered difficulty in obtaining class certification. A reserve was recorded for CBD litigation of $9.1 million at December 31, 2000 and $6.0 million at December 31, 1999. A receivable was recorded of $4.7 million at December 31, 2000 and $3.9 million at December 31, 1999 from the Company's insurance carriers as recoveries for insured claims.

    Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims.

    While the Company is unable to predict the outcome of the current or future CBD proceedings, based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or the cash flow of the Company. However, the Company's results of operations could be materially affected by unfavorable results in one or more of these cases.

    Standards for exposure to beryllium are under review by governmental agencies, including the United States Occupational Safety and Health Administration, and by private standard setting organizations. One result of these reviews might be more stringent worker safety standards. More stringent standards, as well as other factors such as the adoption of beryllium disease compensation programs and publicity related to these reviews may also affect buying decisions by the users of beryllium containing products. If the standards are made more stringent or the Company's customers decide to reduce their use of beryllium containing products, the Company's operating results, liquidity and capital resources could be materially adversely affected. The extent of the adverse effect would depend on the nature and extent of the changes to the standards, the cost and ability to meet the new standards, the extent of any reduction in customer use and other factors that cannot be estimated.

FINANCIAL POSITION
WORKING CAPITAL

    Net cash generated from operations was $35.4 million in 2000 compared to $24.5 million in 1999. Cash balances improved from $0.1 million at December 31, 1999 to $4.3 million at December 31, 2000.

    Accounts receivable increased to $92.3 million at December 31, 2000 from $79.8 million at the previous year-end. The increase was driven by the higher sales in the current year. Based upon the relative sales levels in the fourth quarter of each year, the average collection period improved by three days in 2000. A large portion of this improvement was from the Company's overseas operations. Accounts written off to bad debts were minor in both years.

    Inventories were $115.6 million at December 31, 2000, a growth of $5.1 million during the year. Inventories also had grown $7.5 million during 1999. In the first quarter 2000, the Company entered into an off-balance sheet financing arrangement for a portion of its copper inventory. As of year-end 2000, the Company had utilized $8.3 million of the available $15.0 million line. Absent this agreement, owned inventories would have grown $13.4 million during 2000. A large portion of the inventory growth in both years was to support the increased sales volumes. Alloy Products' inventory, which accounts for approximately 60% of the Company's total inventory, had the most growth. Alloy inventory pounds increased at a faster rate than the corresponding dollar value as pounds of finished goods declined during 2000 while work-in-process pounds increased. The continuing operating inefficiencies within strip manufacturing operations contributed to the inventory build, as did the longer lead times on various bulk products.

    Other components of working capital, including accounts payable and other liabilities and accrued items, grew in both 2000 and 1999 in response to the higher levels of business activity. Accrued salaries and wages were higher at December 31, 2000 as a result of increased manning and management incentive compensation plan accruals.

    The Company utilized $2.1 million of excess assets from its pension plan to fund payments under its retiree medical plan in 2000. The transfer of funds was made in accordance with IRC Section 420 guidelines, which state that this type of transfer can only be made if certain criteria are met, including having a minimum pension plan over-funded position of 125%. See Note L to the Consolidated Financial Statements. The Company anticipates making a similar transfer in 2001.

DEPRECIATION AND AMORTIZATION

    Depreciation, depletion and amortization totaled $20.9 million in 2000 and $20.8 million in 1999. Amortization of deferred mine development was $1.8 million in 2000 and $6.3 million in 1999. The Company amortizes mine development costs based upon the units of production method as ore is extracted from the open pits. The Company anticipates the 2001 amortization to be similar to the 2000 level.

CAPITAL EXPENDITURES

    Capital expenditures for property, plant and equipment were $21.6 million in 2000 an increase of $4.6 million over 1999. Capital expenditures for Metal Systems were $12.8 million in 2000 and $11.4 million in 1999. TMI expended $4.6 million in 2000 on a variety of projects to expand its capacity and capabilities. Alloy Products spent $2.4 million on an annealing furnace at the Reading facility, with completion scheduled for the second half of 2001. The Elmore facility also had several large environmental and health and safety related projects. MEG capital expenditures were $5.9 million in 2000 and $3.4 million in 1999. Included in these amounts was equipment to expand PureTech's capacity as well as new presses and lapping equipment in Tucson.

    The assets of PureTech Inc. were acquired at the end of the second quarter 1998 for $12.4 million in cash. The acquisition was accounted for as a purchase.

DEBT

    Short-term and long-term debt on the balance sheet totaled $68.7 million at December 31, 2000 compared to $77.0 million at December 31, 1999. The overall debt level was reduced in 2000 as a result of the improved cash flow generated by operations. Short-term debt declined by $9.3 million while long-term debt increased by $1.0 million from the prior year-end. Included in the $9.3 million reduction of short-term debt was the repayment of $5.8 million of the current portion of long-term debt during 2000. The outstanding short-term debt at December 31, 2000 includes $18.3 million denominated in foreign currencies and $6.5 million denominated in gold. These lines are used to finance and hedge assets similarly denominated. Available and unused short-term lines of credit total $15.2 million at December 31, 2000 and $17.9 million as of December 31, 1999.

    The Company has a $65.0 million revolving credit agreement with five banks and a $75.0 million private placement agreement. Available borrowings under these two long-term lines totaled $97.7 million at year-end 2000 and $94.0 million at year-end 1999. The Company amended certain portions of its debt agreements in January and September 1999 and again in June 2000. The amendments revised and added various covenants in the agreements. The most restrictive covenant is a funded debt to earnings before interest, taxes, depreciation, amortization and rent ratio.

    The AEP equipment and building in Elmore are financed in part by two operating leases. Payments under the facility lease began in 1997 while payments under the equipment lease, which are graduated to increase over time, began in 1999. See Note F to the Consolidated Financial Statements for further leasing details.

COMMON STOCK

    Dividends paid were $0.12 per outstanding share for each quarter of 2000 and 1999. Proceeds from the exercise of stock options under employee stock option plans totaled $3.7 million in 2000 and $0.2 million in 1999. There were no purchases of common stock in either 2000 or 1999.

OTHER

    Funds from operations plus the available borrowing capacity are believed to be adequate to support operating requirements, capital expenditures, remediation projects and dividends. Excess cash, if any, is invested in money market or other high-quality investments.

ORE RESERVES

    The Company's reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open pit method. In addition probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining approximates 7%. About 87% of beryllium in ore is recovered in the extraction process. The Company augments its proven reserves of bertrandite ore through the purchase of imported beryl ore (approximately 4% beryllium) which is also processed at the Utah extraction plant.

    Beginning in 1998, updated computer models have been used to estimate ore reserves which are subject to economic and physical evaluation. Development drilling has affected the total ore reserves to some degree. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Although both the proven ore reserves and the open-pit mining depths have increased, the probable reserves have substantially decreased. Based upon average production levels in recent years, proven reserves would last seventy years or more. Ore reserves classified as possible are excluded from the following table.

                                     2000   1999   1998   1997   1996
                                    ------ ------ ------ ------ ------
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons)..............         7,690  7,769  7,747  6,924  6,763
Grade % beryllium...........        0.263% 0.265% 0.259% 0.249% 0.249%
Probable bertrandite
  ore reserves at
  year end (thousands
  of dry tons)..............         3,166   3,081  3,535  6,750  7,432
Grade % beryllium...........        0.217%  0.215% 0.210% 0.277% 0.281%

Bertrandite ore
  processed
  (thousands of dry
  tons, diluted)............            84      93    113    110    97
Grade % beryllium, diluted..         0.235%  0.240% 0.234% 0.229% 0.236%

INFLATION AND CHANGING PRICES

    The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage and benefit increases. The Company uses the last-in, first-out (LIFO) inventory valuation method domestically to more closely match current costs with revenues.

ENVIRONMENTAL MATTERS

    As indicated in Note M to the Consolidated Financial Statements, the Company maintains an active program of environmental compliance. For projects involving remediation, estimates of the probable costs are made and the Company has reserved $8.2 million at December 31, 2000 ($8.3 million at December 31, 1999). This reserve covers existing and currently foreseen projects.

MARKET RISK DISCLOSURES

    Consistent with the prior year, the Company is exposed to commodity price, interest rate and foreign exchange rate differences. The Company attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivatives. See Note G to the Consolidated Financial Statements.

    The Company uses gold and other precious metals in manufacturing various MEG and Metal Systems products. While the mix of the different precious metals may have changed from time to time, the methods used to hedge the exposure have not. To minimize exposure to market price changes, precious metals are maintained on a consigned inventory basis. The metal is purchased out of consignment when it is ready to ship to a customer as a finished product. The Company's purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the price. The Company does maintain a certain level of gold in its own inventory, but this is typically balanced out by having a loan denominated in gold for the same number of ounces. Any change in the market price of gold, either higher or lower, will result in an equal change in the book value of the asset and liability.

    The Company is charged a consignment fee by the financial institutions that actually own the precious metal. This fee, along with the interest charged on the gold denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case by case basis. To further limit price and financing rate exposures, under some circumstances the Company will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals used by the Company increase by 15% from the levels on December 31, 2000, the additional pre-tax cost to the Company on an annual basis would be approximately $0.5 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

    The Company also uses base metals, primarily copper, in its production processes. Fluctuations in the market price of copper are passed on in the form of price adders (or as price reductions) to customers for the majority of the copper sales volumes. However, when the Company cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. To hedge this exposure, the Company enters into copper swaps with financial institutions that exchange a variable price of copper for a fixed price. By so doing, the difference between the Company's purchase price and selling price of copper will be a known, fixed value for the quantities covered by the swaps. Based upon copper swaps outstanding at December 31, 2000 that will mature during 2001, management estimates a 10% decrease in the price of copper from the December 31, 2000 level will increase the pre-tax loss on these contracts by approximately $0.5 million. This calculation excludes the additional profit that the Company anticipates it would make by selling copper at a fixed price that cost 10% less than it does on December 31, 2000.

    The Company is exposed to changes in interest rates on its debt and cash. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. The Company also uses interest rate swaps to fix the interest rate on variable debt obligations as it deems appropriate. Excess cash, if any, is typically invested in high-quality instruments that mature in seven days or less. If interest rates were to increase 200 basis points (2%) from the December 31, 2000 rates and assuming no changes in debt or cash from the December 31, 2000 levels, the additional annual net expense would be approximately

$0.5 million on a pre-tax basis. The calculation excludes any additional expense on fixed rate debt that upon maturity may or may not be extended at the prevailing interest rates.

    The Company sells products in foreign currencies, mainly the deutschmark, euro, yen and sterling. The majority of these products' costs are incurred in U.S. dollars. The Company is exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin will be reduced. The Company does not change the price of its products for short-term exchange rate movements because of its local competition. To minimize this exposure, the Company purchases foreign currency forward contracts, options and collars. Should the dollar strengthen, the decline in margins should be offset by a gain on the contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge. If the dollar weakened 10% against all currencies from the December 31, 2000 exchange rates, the reduced gain and/or the increased loss (as applicable) on the outstanding contracts as of December 31, 2000 would reduce pre-tax profits by approximately $1.6 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency denominated income statement or balance sheet item.

    The notional value of the outstanding currency contracts declined from $56.2 million at December 31, 1999 to $51.6 million at December 31, 2000. The notional value of the copper swaps was $9.1 million at December 31, 2000 compared to $1.6 million at December 31, 1999. In 2000, the Company increased its coverage of exposures in excess of one year. The notional value of the interest rate swaps at December 31, 2000 remained unchanged from December 31, 1999.

OUTLOOK

    The Company believes that the markets it serves, particularly telecommunications and computer electronics, offer excellent long-term growth opportunities for its products. After a record sales year, the sales order backlog entering 2001 is actually greater than it was at the beginning of 2000. However, the Company also believes that the general economic conditions in the United States in early 2001, combined with the reduced level of business activity at various demand generators for the Company's products, indicate that the rate of revenue growth may be disrupted and slow down during 2001.

    The continued operational improvement in the alloy strip mill is a key factor for the Company to meet its objectives in 2001. As electronic components become smaller, faster and lighter, requiring thinner gauge materials, the properties of copper beryllium alloys become more significant for these applications. This trend is helping to drive the strong demand for our products. Additional targeted capital investments will continue to be made at the Reading facility, which has thinner gauge capability, in order to increase capacity. Depending upon gauge and product mix, it is anticipated that strip production in terms of square feet will increase approximately 15% in 2001 over 2000. Capital expenditures for all businesses are expected to be approximately $30 to $35 million in 2001.

    The Company entered into a material supply agreement with Ulba/Kazatomprom in September 2000. See Note M to the Consolidated Financial Statements. Under the agreement, the Company will purchase copper beryllium master alloy from Ulba for a nine-year period beginning in 2001. These purchases, depending on availability, will augment the beryllium supply from the Company's Utah mining and extraction operations at a comparable cost and allow the Company to defer or minimize its investments in mine development and various pieces of capacity constrained equipment during the term of the agreement.

    Cost control is also a key to achieving improved profit performance in 2001. During 2000, health and safety, medical, litigation and other CBD-related expenses increased significantly. The Company is committed to researching the causes, prevention and early diagnosis of CBD and the Company expects expenses associated with these efforts will increase in 2001, but at a slower pace than the prior year. Litigation expenses are more difficult to forecast and while the Company believes its litigation reserves at December 31, 2000 were adequate, those reserves only cover existing cases based upon the current facts and they do not cover any additional cases that may be filed in the future. Inflation, driven in large part by the sudden increase in energy costs, appears to be higher in the early portion of 2001 than it was in 2000 and will put additional pressure on profits. The Company anticipates that improved margins resulting from operating efficiencies, higher volumes and increased prices will offset these cost pressures in 2001.

                 REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Brush Engineered Materials Inc.

    We have audited the accompanying consolidated balance sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Cleveland, Ohio
January 22, 2001



REPORT OF MANAGEMENT

    The management of Brush Engineered Materials Inc. is responsible for the contents of the financial statements, which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgements and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

    The Company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.

    The Audit Committee of the Board of Directors, comprised solely of Directors who are not members of management, meets regularly with management, the independent auditors, and the internal auditors to ensure that their respective responsibilities are properly discharged. The independent auditors and the internal audit staff have full and free access to the Audit Committee.

/s/ John D. Grampa
John D. Grampa
Vice President Finance and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

    Portions of the narrative set forth in this document, including the Letter to Shareholders, and Management's Discussion and Analysis, that are not statements of historical or current facts are forward-looking statements. The Company's actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein, the condition of the markets which the Company serves (especially as impacted by events in particular markets, including telecommunications, computers, automotive electronics and optical media, or in particular geographic regions), the Company's success in implementing its strategic plans, the timely and successful completion of pending capital expansion projects, changes in government regulatory requirements, the enactment of new legislation that impacts the Company's obligations and the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no material adverse effects.


                                       CONSOLIDATED STATEMENTS OF INCOME
            Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2000, 1999 and 1998
                                 (Dollars in thousands except per share amounts)

                                                                                       2000             1999             1998
                                                                                    -----------    -------------     ------------
Net sales...................................................................        $   563,690    $     455,707     $    409,892
    Cost of sales...........................................................            444,951          363,773          325,173
                                                                                    -----------    -------------     ------------
Gross profit................................................................            118,739           91,934           84,719
    Selling, administrative, and general expenses...........................             87,577           70,561           64,553
    Research and development expenses.......................................              7,437            8,506            8,665
    Other -- net..............................................................                739            2,309           21,814
                                                                                    -----------    -------------     ------------
Operating profit (loss).....................................................             22,986           10,558          (10,313)
    Interest expense........................................................              4,652            4,173            1,249
                                                                                    -----------    -------------     ------------
                                          INCOME (LOSS) BEFORE INCOME TAXES              18,334            6,385          (11,562)
                                                                                    -----------    -------------     ------------
Income taxes (benefit):
    Currently payable.......................................................              1,876              555            1,147
    Deferred................................................................              2,293             (609)          (5,577)
                                                                                    -----------    -------------     ------------
                                                                                          4,169              (54)          (4,430)
                                                                                    -----------    -------------     ------------
                                                          NET INCOME (LOSS)         $    14,165    $       6,439     $     (7,132)
                                                                                    ===========    =============     ============
Net income (loss) per share of common stock -- basic........................        $      0.87    $        0.40     $      (0.44)
                                                                                    ===========    =============     ============
Average number of shares of common stock outstanding -- basic...............         16,292,431       16,198,885       16,267,804
Net income (loss) per share of common stock -- diluted......................        $      0.86    $        0.40     $      (0.44)
                                                                                    ===========    =============     ============
Average number of shares of common stock outstanding -- diluted.............         16,448,667       16,279,591       16,267,804


See notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
   Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31,
                              2000, 1999 and 1998
                             (Dollars in thousands)

                                                                                                    2000        1999        1998
                                                                                                --------    --------    --------
Cash Flows from Operating Activities:
  Net income (Loss)  ........................................................................   $ 14,165    $  6,439    $ (7,132)
  Adjustments to Reconcile Net Income (Loss) to Net Cash
    Provided from Operating Activities:
    Depreciation, depletion and amortization ................................................     20,878      20,779      21,535
    Amortization of mine development ........................................................      1,786       6,258       3,054
    Impairment of fixed assets and related intangibles ......................................         --          --      14,273
    Decrease (Increase) in accounts receivable ..............................................    (15,453)    (16,833)      2,670
    Decrease (Increase) in inventory ........................................................     (6,312)     (7,641)    (10,266)
    Decrease (Increase) in prepaid and other current assets .................................     (1,062)     (6,487)     (8,969)
    Increase (Decrease) in accounts payable and accrued expenses ............................     16,291      16,080       1,091
    Increase (Decrease) in interest and taxes payable .......................................      2,125       1,041      (1,671)
    Increase (Decrease) in deferred income taxes ............................................        435       6,684       3,490
    Increase (Decrease) in other long-term liabilities ......................................        608         (39)      1,739
    Other -- net ............................................................................      1,931      (1,806)       (328)
                                                                                                --------    --------    --------
                                                  NET CASH PROVIDED FROM OPERATING ACTIVITIES     35,392      24,475      19,486

Cash Flows from Investing Activities:
  Payments for purchase of property, plant and equipment ....................................    (21,306)    (16,758)    (36,732)
  Payments for mine development .............................................................       (332)       (288)       (433)
  Proceeds from sale of property, plant and equipment .......................................        600          --          --
  Payments for acquisition of business ......................................................         --          --     (12,376)
  Other investments -- net ..................................................................         --          37       6,331
                                                                                                --------    --------    --------
                                                      NET CASH (USED IN) INVESTING ACTIVITIES    (21,038)    (17,009)    (43,210)

Cash Flows from Financing Activities:
  Proceeds from issuance/(repayment) of short-term debt .....................................       (894)    (16,884)     13,780
  Proceeds from issuance of long-term debt ..................................................     23,000      36,000      15,000
  Repayment of long-term debt ...............................................................    (27,800)    (20,800)       (800)
  Purchase of treasury stock ................................................................         --          --      (5,349)
  Issuance of Common Stock under stock option plans .........................................      3,725         188       3,561
  Payments of dividends .....................................................................     (7,867)     (7,843)     (7,812)
                                                                                                --------    --------    --------
                                                NET CASH FROM (USED IN) FINANCING ACTIVITIES      (9,836)     (9,339)     18,380
Effects of Exchange Rate Changes on Cash and Cash Equivalents ...............................       (303)         34         112
                                                                                                --------    --------    --------
                                                      NET CHANGE IN CASH AND CASH EQUIVALENTS      4,215      (1,839)     (5,232)
                                               CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         99       1,938       7,170
                                                                                                --------    --------    --------
                                                     CASH AND CASH EQUIVALENTS AT END OF YEAR   $  4,314    $     99    $  1,938
                                                                                                ========    ========    ========

See notes to consolidated financial statements.

                        CONSOLIDATED BALANCE SHEETS
 Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2000 and 1999
                             (Dollars in thousands)

ASSETS                                                                                    2000         1999
                                                                                     ---------    ---------
CURRENT ASSETS
    Cash and cash equivalents ....................................................   $   4,314    $      99
    Accounts receivable (less allowance of $1,677 for 2000 and $1,744 for 1999)  .      92,334       79,772
    Inventories ..................................................................     115,643      110,570
    Prepaid expenses .............................................................       8,525        7,204
    Deferred income taxes ........................................................      29,263       26,610
                                                                                     ---------    ---------
                                                              TOTAL CURRENT ASSETS     250,079      224,255
OTHER ASSETS .....................................................................      31,967       33,212
PROPERTY, PLANT AND EQUIPMENT
    Land .........................................................................       5,461        5,875
    Buildings ....................................................................      93,927       92,802
    Machinery and equipment ......................................................     299,408      298,539
    Software .....................................................................      20,134       18,941
    Construction in progress .....................................................      11,804        5,452
    Allowances for depreciation ..................................................    (266,200)    (258,088)
                                                                                     ---------    ---------
                                                                                       164,534      163,521
    Mineral resources ............................................................       5,111        5,106
    Mine development .............................................................      13,852       13,519
    Allowances for amortization and depletion ....................................     (13,037)     (11,207)
                                                                                     ---------    ---------
                                                                                         5,926        7,418
                                                                                     ---------    ---------
                                              PROPERTY, PLANT, AND EQUIPMENT - NET     170,460      170,939
                                                                                     ---------    ---------
                                                                                     $ 452,506    $ 428,406
                                                                                     =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term debt ..............................................................   $  25,435    $  34,687
    Accounts payable .............................................................      34,714       27,731
    Salaries and wages ...........................................................      16,590       12,385
    Taxes other than income taxes ................................................       3,424        3,340
    Other liabilities and accrued items ..........................................      19,007       14,144
    Dividends payable ............................................................       1,987        1,959
    Income taxes .................................................................       5,535        5,178
                                                                                     ---------    ---------
                                                         TOTAL CURRENT LIABILITIES     106,692       99,424
OTHER LONG-TERM LIABILITIES ......................................................      15,878       14,407
RETIREMENT AND POST-EMPLOYMENT BENEFITS ..........................................      39,576       39,430
LONG-TERM DEBT ...................................................................      43,305       42,305
DEFERRED INCOME TAXES ............................................................      17,148       12,202
SHAREHOLDERS' EQUITY
    Serial preferred stock, no par value; 5,000,000 shares authorized, none issued          --           --
    Common stock, no par value as of 12/31/2000 and $1 par value as of 12/31/1999
     Authorized 60,000,000 shares; 22,764,088 issued shares (22,517,663 for 1999)       90,743       22,517
    Additional paid-in capital ...................................................          --       63,901
    Retained income ..............................................................     244,221      237,893
                                                                                     ---------    ---------
                                                                                       334,964      324,311
    Common stock in treasury, 6,250,307 shares in 2000 (6,190,077 in 1999)  ......    (104,887)    (104,565)
    Other equity transactions ....................................................        (170)         892
                                                                                     ---------    ---------
                                                        TOTAL SHAREHOLDERS' EQUITY     229,907      220,638
                                                                                     ---------    ---------
                                                                                     $ 452,506    $ 428,406
                                                                                     =========    =========

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
   Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31,
                              2000, 1999 and 1998
                 (Dollars in thousands except per share amounts)

                                                            Additional               Common        Other
                                                   Common    Paid-in      Retained  Stock In   Comprehensive
                                                   Stock     Capital       Income    Treasury    Income(Loss)   Other      Total
                                                  --------   ---------   ---------  ---------    ---------   ---------   ---------

                    BALANCES AT JANUARY 1, 1998   $  22,227  $  59,583    $ 254,174  $ (96,639)   $  (1,630)  $    (902)  $ 236,813
Net loss
Foreign currency translation adjustment .......                              (7,132)                                         (7,132)
Comprehensive loss ............................                                                       1,563                   1,563
                                                                                                                          ---------
                                                                                                                             (5,569)
Declared dividends $.48 per share
Proceeds from sale of 179,101 shares under ....                              (7,812)                                         (7,812)
 option plans .................................         179      2,875                                                        3,054
Income tax benefit from employees stock options                    496                                                          496
Other equity transactions .....................          75      1,020                  (1,471)                     999         623
Forfeiture of restricted stock ................                                           (591)                     146        (445)
Purchase of shares for treasury ...............                                         (5,349)                              (5,349)
                                                  ---------  ---------    ---------  ---------    ---------   ---------   ---------

                  BALANCES AT DECEMBER 31, 1998      22,481     63,974      239,230   (104,050)         (67)        243     221,811

Net income ....................................                               6,439                                           6,439
Foreign currency translation adjustment .......                                                          59                      59
                                                                                                                          ---------
Comprehensive income ..........................                                                                               6,498
Declared dividends $.48 per share .............                              (7,776)                                         (7,776)
Proceeds from sale of 12,220 shares under
 option plans .................................          12        168                                                          180
Income tax benefit from employees stock options                      8                                                            8
Other equity transactions .....................          24       (249)                   (272)                     563          66
Forfeiture of restricted stock ................                                           (243)                      94        (149)
                                                  ---------  ---------    ---------  ---------    ---------   ---------   ---------
                  BALANCES AT DECEMBER 31, 1999      22,517     63,901      237,893   (104,565)          (8)        900     220,638

Net income ....................................                              14,165                                          14,165
Foreign currency translation adjustment .......                                                      (1,197)                 (1,197)
                                                                                                                          ---------
Comprehensive income ..........................                                                                              12,968
Transfer additional paid-in-capital to
 common stock .................................      63,901    (63,901)                                                          --
Declared dividends $.48 per share .............                              (7,837)                                         (7,837)
Proceeds from sale of 218,380 shares under
 option plans .................................       3,255                                                                   3,255
Income tax benefit from employees stock options         470                                                                     470
Other equity transactions .....................         600                                 36                     (147)        489
Forfeiture of restricted stock ................                                           (358)                     282         (76)
                                                  ---------  ---------    ---------  ---------    ---------   ---------   ---------

                  BALANCES AT DECEMBER 31, 2000   $  90,743  $      --    $ 244,221  $(104,887)   $  (1,205)  $   1,035   $ 229,907
                                                  =========  =========    =========  =========    =========   =========   =========

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

NOTE A -- Significant Accounting Policies

    ORGANIZATION: The Company is a holding company that owns operations in the United States, Western Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications, computer, automotive electronics, optical media, industrial components, aerospace/defense and appliance. The Company's operations are aggregated into two business segments -- the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, other precious and non-precious metal products, ceramics, electronic packages, powdered metals, and circuitry. The Company is vertically integrated and distributes its products through a combination of Company-owned facilities and independent distributors and agents.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

    CONSOLIDATION: The consolidated financial statements include the accounts of Brush Engineered Materials Inc. and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions are eliminated in consolidation.

    CASH EQUIVALENTS: All highly liquid investments with a put option or maturity of three months or less when purchased are considered to be cash equivalents.

    INVENTORIES: Inventories are stated at the lower of cost or market. The cost of domestic inventories except ore and supplies is principally determined using the last-in, first-out (LIFO) method. The remaining inventories are stated principally at average cost.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits or units-of-production method. Depreciable lives that are used in computing the annual provision for depreciation by class of asset are as follows:

                                                               Years
                                                       --------------
Land improvements. . . . . . . . . . . . . . . . . . . . . . 5 to 25
Buildings. . . . . . . . . . . . . . . . . . . . . . . . .  10 to 40
Leasehold improvements . . . . . . . . . . . . . . . . Life of lease
Machinery and equipment. . . . . . . . . . . . . . . . . . . 3 to 15
Furniture and fixtures . . . . . . . . . . . . . . . . . . . 4 to 15
Automobiles and trucks . . . . . . . . . . . . . . . . . . .  2 to 8
Research equipment . . . . . . . . . . . . . . . . . . . . . 6 to 12
Computer hardware. . . . . . . . . . . . . . . . . . . . . . 3 to 10
Computer software. . . . . . . . . . . . . . . . . . . . . . 3 to 10

    Depreciation expense was $19,474,000 in 2000, $18,438,000 in 1999 and
$20,708,000 in 1998.

    The Company adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in 1999. The impact of this adoption on the Company's financial statements was not significant.

    MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units-of-production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

    INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefited, which is generally twenty years or less.

    ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down may be required.

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

    DERIVATIVES: The Company uses derivatives to manage its foreign currency, interest rate and commodity price exposures. Forward foreign exchange currency contracts that do not qualify for hedge accounting treatment are marked-to-market using the applicable rates and any unrealized gains and losses are taken to income. Realized gains and losses on forward contracts, swaps and options are taken to income when the financial instrument matures. Gains and losses on foreign currency derivative contracts are recorded in Other-net while gains and losses on commodity derivative contracts are recorded in Cost of sales. Gains and losses on interest rate derivatives are recorded in Cost of sales or Interest expense depending upon the nature of the underlying hedged transaction. The outstanding commodity and interest rate derivatives qualify for hedge accounting treatment. Option premiums are classified as prepaid expenses and amortized over the term of the option.

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company adopted the Statement as of January 1, 2001. The initial adjustment as a result of its adoption did not have a material impact on earnings and a charge of $0.5 million was recorded against other comprehensive income. For additional information on the Company's derivatives, see Note G to the Consolidated Financial Statements.

    REVENUE RECOGNITION: The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101) effective with the beginning of the fourth quarter 2000 as prescribed. The provisions of SAB 101 codify the requirements for recognizing revenue. Adoption of SAB 101 did not have a material impact on the Company's statement of income or financial position. The Company recognizes revenue when goods are shipped and title passes to the customer.

    ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the consolidated financial statements.

    EXCHANGE GAIN(LOSS): Included in Other-net in the Consolidated Statements of Income is an exchange gain(loss) of $4,007,000 in 2000, $2,240,000 in 1999 and ($1,752,000) in 1998.

    INCOME TAXES: The Company uses the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109 in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet.

    RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 2000 consolidated financial statement presentation.

    NET INCOME PER SHARE: Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

NOTE B -- Acquisitions

    At the end of the second quarter of 1998, the Company acquired certain assets of PureTech Inc. for cash. The transaction was accounted for as a purchase and did not have a material impact on operations.

NOTE C -- Inventories

    Inventories in the consolidated balance sheets are summarized as follows:

                                            December 31,
                                          2000       1999
                                        --------   --------
(Dollars in thousands)
Principally average cost:
  Raw materials and supplies ........   $ 19,458   $ 20,520
  In process ........................     88,956     73,192
  Finished goods .....................    33,202     39,634
                                        --------   --------
    Gross inventories ...............    141,616    133,346
Excess of average cost over LIFO
  Inventory value ...................     25,973     22,776
                                        --------   --------
    Net inventories .................   $115,643   $110,570
                                        ========   ========

    Average cost approximates current cost. Gross inventories accounted for using the LIFO method total $110,384,000 at December 31, 2000 and $100,529,000 at December 31, 1999.

NOTE D -- Interest

    Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $4,984,000, $4,534,000 and $2,732,000 in 2000,
1999 and 1998, respectively. Interest costs capitalized and the amounts amortized are as follows:

                                      2000     1999     1998
                                    ------   ------   ------
(Dollars in thousands)
Interest incurred ...............   $4,865   $4,302   $2,829
Less capitalized interest .......      213      129    1,580
                                    ------   ------   ------
                                    $4,652   $4,173   $1,249
                                    ======   ======   ======
Amortization, included
  principally in cost of sales ..   $  822   $  880   $  697
                                    ======   ======   ======

    In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in Other Assets. The net contract (income) expense, including interest expense recorded in Selling, Administrative and General expenses, was $321,000, ($283,000) and $580,000 in 2000, 1999 and 1998, respectively. The related interest expense was $1,707,000, $2,404,000 and $2,966,000, respectively.

NOTE E -- DEBT

    A summary of long-term debt follows:

                                           December 31,
(Dollars in thousands)                     2000       1999
                                       --------   --------
9.68% medium term notes,
  payable in 2000  .................   $     --   $  5,000
Variable rate demand bonds payable
  in installments beginning in 2005       3,000      3,000
5.45% -- 6.45% industrial development
  revenue bonds payable in 2000  ...         --        800
Variable rate industrial development
  revenue bonds payable in 2016  ...      8,305      8,305
Revolving credit agreement .........     32,000     31,000
                                         43,305     48,105
                                       --------   --------
Current portion of long-term debt ..         --     (5,800)
                                       --------   --------
                                       $ 43,305   $ 42,305
                                       ========   ========

    Maturities on long-term debt instruments as of December 31, 2000, are as follows:

(Dollars in thousands)
2001 . . . . . . . . . . . . . . . . . . . . . . . . $     --
2002 . . . . . . . . . . . . . . . . . . . . . . . .       --
2003 . . . . . . . . . . . . . . . . . . . . . . . .   32,000
2004 . . . . . . . . . . . . . . . . . . . . . . . .       --
2005 . . . . . . . . . . . . . . . . . . . . . . . .      600
Thereafter . . . . . . . . . . . . . . . . . . . . .   10,705
                                                     --------
                                                     $ 43,305
                                                     ========

    The Company has a revolving credit agreement with five banks which provides a maximum availability of $65,000,000 through June 30, 2003. At December 31, 2000, there was $32,000,000 in long-term borrowings outstanding against this agreement at an average rate of 7.90% that is fixed through January, 2001 at which time it will be reset according to the terms and options available to the Company under the agreement. The agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities.

    The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

                                     December 31, 2000
                            ----------------------------------
                             Total     Outstanding   Available
                            ------       -------      -------
(Dollars in thousands)
Domestic .............      $16,969      $10,348      $ 6,621
Foreign ..............       17,124        8,560        8,564
Precious Metal .......        6,527        6,527           --
                            -------      -------      -------
  Total ..............      $40,620      $25,435      $15,185
                            =======      =======      =======

                                                December 31, 1999
                                        ----------------------------------
                                         Total     Outstanding   Available
                                        -------    -----------   ---------
(Dollars in thousands)
Domestic .........................      $ 5,000      $   800      $ 4,200
Foreign ..........................       34,851       21,169       13,682
Precious Metal ...................        6,918        6,918           --
                                        -------      -------      -------
  Total ..........................      $46,769      $28,887      $17,882
                                        =======      =======      =======

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

    The domestic line is committed, unsecured and included in the $65.0 million maximum borrowing under the revolving credit agreement mentioned above. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is secured and renewed annually. Also included in short-term debt at December 31, 1999 was $800,000 representing the current maturity of an industrial development revenue bond and $5,000,000 representing the current maturity of a medium-term note. The average interest rate on short-term debt was 3.36% and 3.68% as of December 31, 2000 and 1999, respectively.

    The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes, none of which is currently outstanding. The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

    In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8,305,000 in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 3.24% to 6.10% during 2000 and from 2.44% to 5.71% during 1999.

    In 1994, the Company re-funded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were re-funded into variable rate demand bonds. The variable rate ranged from 3.10% to 5.95% during 2000 and from 2.30% to 5.55% during 1999. In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the $3,000,000 variable rate demand bond. The Company converted the variable rate to a fixed rate of 4.75% under the interest rate swap agreement that matures in 2002.

    The loan agreements include certain restrictive covenants covering the incurrence of additional debt, interest coverage, tangible net worth (as defined) and debt to earnings ratio. The most restrictive covenant is the funded debt to earnings before interest, taxes, depreciation, amortization and synthetic lease rent (EBITDAR)ratio. In June 2000, the Company revised certain provisions of its revolving credit agreement and a master lease agreement (see Note F to the Consolidated Financial Statements), including the funded debt to EBITDAR ratio.

NOTE F -- Leasing Arrangements

    The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $12.4 million, $10.5 million and $6.8 million during 2000, 1999 and 1998, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year total $43.7 million at December 31, 2000, and are payable as follows: 2001
- $ 10.0 million; 2002 - $4.7 million; 2003 - $4.5 million; 2004 - $4.2 million;
2005 - $3.8 million; and thereafter - $16.5 million.

    The Company has operating leases for a production facility and certain equipment located in that facility. The facility and related equipment are owned by third parties and cost approximately $80.0 million. Start-up of this facility began in the fourth quarter of 1997. Lease payments for the facility continue through 2011 with options for renewal. Lease payments for the related equipment began in 1999 and continue through the initial lease term expiring in 2001. The Company has options to renew the lease of the equipment for seven one-year periods and to purchase the equipment for its estimated fair value at the end of each term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease. The estimated minimum payments under these leases are included in the preceding paragraph.

    The lease agreements include restrictive covenants covering certain liquidity ratios, maintenance of tangible net worth (as defined) and maximum rental expenses. In June of 2000, the Company amended certain provisions of its master lease agreement, including its covenant regarding the funded debt to earnings before interest, taxes, depreciation and amortization, and synthetic lease rent (EBITDAR) ratio.

NOTE G -- Derivative Financial Instruments and Fair Value Information

    The Company is exposed to commodity price, interest rate and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2000 and December 31, 1999.

                                                              December 31, 2000                 December 31, 1999
                                                      -------------------------------    -------------------------------
                                                      Notional    Carrying     Fair      Notional    Carrying     Fair
(Dollars in thousands)                                 Amount      Amount      Value       Amount     Amount       Value
                                                       --------   --------   --------    --------   --------    --------
FOREIGN CURRENCY CONTRACTS
  Forward contracts
    Yen ............................................   $  7,193   $    702   $    702    $ 12,100   $   (887)   $   (887)
    Deutschmark ....................................         --         --         --       8,800        276         276
    Sterling .......................................        820         72         72         300         (8)         (8)
                                                       --------   --------   --------    --------   --------    --------
        Total ......................................   $  8,013   $    774   $    774    $ 21,200   $   (619)   $   (619)
                                                       ========   ========   ========    ========   ========    ========
  Options

    Yen ............................................              $ 21,520         --    $  1,187   $ 22,400    $   (487)
    Deutschmark/Euro ...............................     21,240         --        174       8,600         --          97
    Sterling .......................................        805         --         93       4,000         --          (7)
        Total ......................................   $ 43,565         --   $  1,454    $ 35,000   $     --        (397)
                                                       ========   ========   ========    ========   ========    ========
COMMODITY SWAPS
  FLOATING TO FIXED ................................      9,065         --       (308)      1,610         --         165
INTEREST RATE SWAPS
  FLOATING TO FIXED ................................    118,700         --     (1,330)    118,700         --       1,678
SHORT AND LONG-TERM DEBT ...........................         --     68,740     68,740          --     76,992      76,992

    SFAS No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the forward contracts, options and swaps was calculated using the applicable market rates at December 31, 2000 and December 31, 1999. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN EXCHANGE HEDGE CONTRACTS

    The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. All contracts mature in two years or less from the date of issuance.

COMMODITY SWAPS

    The Company purchases and manufactures products containing copper. Purchases are exposed to price fluctuations in the copper market. However, for the majority of its copper-based products, the Company will adjust its selling prices to customers to reflect the change in its copper purchase price. This program is designed to be profit neutral; i.e., any changes in copper prices, either up or down, will be directly passed on to the customer.

    The Company uses commodity swaps to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under these swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume.

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

INTEREST RATE SWAPS

    In December, 1996, the Company entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note F to the Consolidated Financial Statements). The Company has accounted for the swap as a hedge effectively fixing the estimated lease payments through the initial lease term. The maximum notional amount covered by this contract is $60.9 million.

    In February, 1998, the Company entered into an interest rate swap agreement to hedge the variable rate payments on the equipment lease mentioned above for the remaining terms of the lease. The Company has accounted for the swap as a hedge effectively fixing the estimated lease payments through the entire term of the lease. The maximum notional amount covered by this contract is $54.8 million.

    In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial revenue development bond.

NOTE H -- Capital Stock

    On May 2, 2000, the Company's shareholders approved the reorganization of the Company's corporate and capital structure. Through a merger, Brush Wellman Inc. became a wholly owned subsidiary of a holding company, Brush
Engineered Materials Inc. According to the merger agreement, each share of Brush Wellman Inc. Common Stock was exchanged for one share of Brush Engineered Materials Inc. Common Stock. The merger was effective May 16, 2000.

    Shares of Brush Engineered Materials Inc. Common Stock do not have a stated par value while Brush Wellman Inc.'s shares had a $1 par value. The balance in additional paid-in capital at the time of the merger was combined with the existing par value common stock balance accordingly, with the change reflected in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity for the year ended December 31, 2000.

    The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

    On January 27, 1998 the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of Common Stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Common Stock. The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

    In May 1997, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of its Common Stock (not to exceed 250,000 shares per year) over a four-year period. Through December 31, 2000, the Company repurchased 455,600 shares at a total cost of $10.3 million.

    The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2000, no performance units have been granted.

    Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the amended 1995 Stock Incentive Plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984 and 1989 stock option plans) was terminated upon shareholder approval of the amended 1995 Stock Incentive Plan. No further stock awards will be made under the Company's 1979, 1984 and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted.

    The 1990 Stock Option Plan for Non-Employee Directors (the "1990 Plan") was terminated effective May 7, 1998. The 1997 Stock Incentive Plan for Non-Employee Directors replaced the 1990 Plan and provides for a one-time grant of 5,000 options to up to six new non-employee directors who have not yet received options under the 1990 Plan at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

    Stock option, performance restricted share award, performance share award, and restricted share award activities are summarized in the following table:

                                                              2000                       1999                          1998
                                                      --------------------       ---------------------        --------------------
                                                                  Weighted                    Weighted                    Weighted
                                                                  Average                     Average                     Average
                                                                  Exercise                    Exercise                    Exercise
                                                      Shares       Price          Shares       Price           Shares      Price
                                                      ---------   --------       ---------    --------        ---------   --------

STOCK OPTIONS:
  Outstanding at beginning of year. . . . . .         1,323,908   $  17.60       1,274,043    $  18.57        1,345,384   $  17.62
  Granted. . . . . . . . . . . . . . . . . . .          254,600      16.10         249,225       14.69          200,650      26.30
  Exercised. . . . . . . . . . . . . . . . . .         (223,580)     14.96         (12,220)      14.74         (179,101)     17.35
  Cancelled. . . . . . . . . . . . . . . . . .         (140,440)     17.77        (187,140)      20.85          (92,890)     24.18
                                                      ---------                  ---------                    ---------
  Outstanding at end of year. . . . . . . . .         1,214,488      17.75       1,323,908       17.60        1,274,043      18.57
                                                      =========                   ========                    =========
  Exercisable at end of year. . . . . . . . .           943,453      17.78       1,088,703       17.37        1,070,653      17.85

PERFORMANCE RESTRICTED AWARDS:
  Awarded and restricted at beginning of year.           55,062                     60,450                       89,815
  Awarded during the year. . . . . . . . . . .                0                         --                       60,450
  Vested. . . . . . . . . . . . . . . . . . .                 0                         --                       (6,210)
  Forfeited. . . . . . . . . . . . . . . . . .          (55,062)                    (5,388)                     (83,605)
                                                      ---------                  ---------                    ---------
  Awarded and restricted at end of year. . . .                0                     55,062                       60,450
                                                      =========                   ========                    =========

PERFORMANCE AWARDS:
  Allocated at beginning of year. . . . . . .           105,531                    109,947                      118,127
  Allocated during the year. . . . . . . . . .                0                         --                       30,225
  Issued. . . . . . . . . . . . . . . . . . .                 0                     (1,722)                          --
  Forfeited. . . . . . . . . . . . . . . . . .          (27,531)                    (2,694)                     (38,405)
                                                      ---------                  ---------                    ---------
  Allocated at end of year. . . . . . . . . .            78,000                    105,531                      109,947
                                                      =========                   ========                    =========

RESTRICTED AWARDS:
  Awarded and restricted at beginning of year.           68,438                     49,738                       34,638
  Awarded during the year. . . . . . . . . . .           28,545                     22,100                       16,900
  Vested. . . . . . . . . . . . . . . . . . .            (5,600)                        --                           --
  Forfeited. . . . . . . . . . . . . . . . . .           (3,200)                    (3,400)                      (1,800)
                                                      ---------                  ---------                    ---------
  Awarded and restricted at end of year. . . .           88,183                     68,438                       49,738
                                                      =========                   ========                    =========

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

    The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period. Amounts recorded against selling, administrative and general expenses totaled $432,000 in 2000, $10,000 in 1999 and $160,000 in 1998.

    The following table provides additional information about stock options outstanding as of December 31, 2000:

                                                           Options Outstanding                 Options Exercisable
                                                -----------------------------------------   --------------------------
                                                                 Weighted-
                                                                 Remaining       Weighted                     Weighted
                                                                   Average       Average                       Average
   Range of                                        Number       Contractual      Exercise       Number        Exercise
 Option Prices                                  Outstanding         Life          Price       Exercisable       Price
---------------                                 -----------     -----------     ---------     -----------    ----------
$11.81 to $15.97                                   685,160           6.49        $ 15.16        498,820        $ 15.03
$16.06 to $19.81                                   331,903           5.59          18.03        290,258          17.98
$20.25 to $26.26                                   197,425           7.35          26.26        154,375          26.26
                                                  --------        -------        -------        -------        -------
                                                  1,214,48           6.38        $ 17.75        943,453        $ 17.78
                                                  ========        =======        =======        =======        =======

    The weighted-average remaining contractual life of options outstanding at December 31, 1999 and 1998 is 5.86 years and 5.58 years, respectively. The number of shares available for future grants as of December 31, 2000, 1999 and 1998 is 757,918 shares, 824,636 shares and 897,297 shares, respectively.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation", but applies APB Opinion No. 25 and related interpretation in accounting for its stock incentive plans. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method prescribed by SFAS No. 123 by amortizing the expense over the options' vesting period, the pro forma net income(loss) and earnings(loss) per share (E.P.S.) would have been as noted below:

                                                      2000       1999     1998
                                                    --------    ------   -------
(In thousands of dollars except per share amounts)
Net income (loss)  As reported                      $ 14,165    $6,439   $(7,973)
                   Pro Forma                          13,068     5,307    (7,132)


Basic E.P.S.       As reported                          0.87      0.40     (0.49)
                   Pro Forma                            0.80      0.33     (0.44)


Diluted E.P.S.     As reported                          0.86      0.40     (0.49)
                   Pro Forma                            0.79      0.33     (0.44)


Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

    The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $5.34, $3.96 and $7.13 for 2000, 1999 and 1998, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2000, 1999 and 1998:

                                       2000     1999    1998
                                      ------   ------  ------
Risk-free interest rate. . . . . .      6.70%    4.77%    5.65%
Dividend yield . . . . . . . . . .      2.63%    3.04%    2.33%
Volatility of stock. . . . . . . .     32.30%   30.40%   31.60%
Expected life of option. . . . . .    6 years  6 years  4 years

    The dividend yield is a function of dividends declared and the annual average stock price.

NOTE I -- Special Charge

    The Company recorded a special charge totaling $22.6 million pre-tax and $16.5 million after tax in 1998, primarily for write-downs of property, plant and equipment, inventory and goodwill and increases to environmental reserves. Of the $22.6 million, $5.6 million was charged to Cost of sales and $17.0 million was charged to Other-net in the Consolidated Statements of Income for the year ended December 31, 1998. The charge recorded against Other-net consisted of an asset impairment, an increase to the environmental reserve and an increase in the allowance for doubtful accounts. The Company recorded $21.8 million of the pre-tax charge in the second quarter with the balance recorded in the third and fourth quarters.

    The Company completed an update of its long-term strategic plans in the second quarter of 1998. The updated outlook for the market opportunities for various product lines, limited success in developing new applications and slower than desired progress toward achieving prior plans indicated to management that its future growth expectations for certain of its businesses needed to be lowered. As a result, management proposed, and the Board of Directors approved, restrictions on future capital investments in product lines with limited growth potential and the abandonment of various product offerings. This caused management to believe it was necessary to evaluate the recoverability of its long-lived assets in accordance with paragraphs 4 and 5 of SFAS No. 121. The evaluation in the second quarter 1998 indicated that the future cash flows on an undiscounted basis were less than the carrying value of various long-lived assets and, therefore, the assets were impaired. Property, plant and equipment and related intangibles with a carrying value of $19.6 million were written down by $14.3 million to their estimated fair market value. The impaired assets are being held for future use.

    In the second quarter 1998, the Company's environmental engineers, working in conjunction with environmental consultants, concluded that additional remediation work would be required to redevelop land owned by the Company that had been used for the manufacturing operations of a former subsidiary. This property, which was written off after the subsidiary's operations were sold in 1986, is being held by the Company as vacant, unused land. The consultants and the Company believed that this work could be pursued under the State of Ohio's Voluntary Action Program (VAP) and determined the best estimate of the probable cost to be $2.1 million. Under a VAP, which was enacted into law by the State of Ohio in 1996, the property owner and the Ohio EPA may agree to a remediation plan through a process which is often shorter and less costly than the lengthy EPA review process. Upon the completion of this work in the second quarter of 1998, the Company's senior management team and the Board of Directors agreed that a VAP proposal would be submitted and that the property would be remediated and, as a result, the $2.1 million reserve was established. A formal VAP proposal was subsequently developed and presented to the Ohio EPA.

    As part of the special charge in 1998, the allowance for doubtful accounts was increased by $0.6 million for a specific severely delinquent receivable. The Company continued to pursue collection of this receivable and the customer ultimately paid the past due amounts, resulting in the reversal of this provision in 1999.

    The $5.6 million charge to Cost of sales in 1998 consisted of a $2.9 million inventory writedown as a result of management's decision in the second quarter 1998 to discontinue the manufacturing and marketing of various products, accelerated depreciation of $1.6 million on equipment scheduled to be taken out of service and deferred manufacturing costs of $1.1 million associated with the equipment to be abandoned or the manufacturing of products to be discontinued.

NOTE J -- Income Taxes

    Income (loss) before income taxes and income taxes (benefit) are comprised of the following components, respectively:

                                             2000            1999             1998
                                         --------         -------         --------
(Dollars in thousands)
Income(loss) before income taxes:
   Domestic .....................        $ 17,046         $ 4,983         $(12,730)
   Foreign ......................           1,288           1,402            1,168
                                         --------         -------         --------
     Total before income taxes ..        $ 18,334         $ 6,385         $(11,562)
                                         ========         =======         ========
Income taxes(benefit):
   Current income taxes:
     Domestic ...................        $  1,460         $   (54)        $    442
     Foreign ....................             416             609              705
                                         --------         -------         --------
       Total current ............           1,876             555            1,147
   Deferred income taxes:
     Domestic ...................        $  2,988         $  (183)        $ (5,363)
     Foreign ....................            (695)           (426)            (214)
                                         --------         -------         --------
       Total deferred ...........           2,293            (609)          (5,577)
                                         --------         -------         --------
       Total income taxes .......        $  4,169         $   (54)        $ (4,430)
                                         ========         =======         ========




    A reconciliation of the federal statutory and effective income tax rates follows:

                                               2000          1999           1998
                                               -----         -----        -------
Federal statutory rate ..............          34.0%         34.0%        (34.0)%
State and local income taxes,
 net of federal tax effect ..........           1.5           1.8           1.3
Effect of excess of percentage
 depletion over cost depletion ......          (6.5)        (18.8)        (14.7)
Company-owned life insurance ........           0.7          (1.3)         (4.3)
Research and experimentation
 tax credit .........................          (1.1)        (16.3)           --
Difference due to book and tax
 basis of assets of acquired
 businesses .........................           0.1           0.3          14.2
Taxes on foreign income-net .........          (5.2)         (9.4)         (3.6)
Valuation allowance .................          (1.9)          5.5            --
Other items .........................           1.1           3.4           2.8
                                               ----          ----          ----
   Effective tax rate ...............          22.7%         (0.8)%       (38.3)%
                                               ====          ====          ====


    Included in domestic income taxes currently payable, as shown in the Consolidated Statements of Income, are $406,000, $170,000 and $234,000 of state and local income taxes in 2000, 1999 and 1998, respectively.

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

    The Company had domestic and foreign income tax payments (refunds), of $1,134,000, $(290,000) and $1,650,000 in 2000, 1999 and 1998, respectively.

    Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the consolidated balance sheets consist of the following at December 31:

                                            2000             1999
                                          --------         --------
(Dollars in thousands)
Postretirement benefits other
  than pensions ..................        $ 12,280         $ 12,384
Alternative minimum tax credit ...          17,068           16,872
Other reserves ...................           8,759            7,612
Environmental reserves ...........           2,508            2,738
Inventory ........................             145            1,417
Tax credit carryforward ..........           1,680            1,041
Net operating loss carryforward ..           4,270            1,929
Miscellaneous ....................             399              376
                                          --------         --------
                                            47,109           44,369
Valuation allowance ..............              --             (350)
                                          --------         --------
Total deferred tax assets ........        $ 47,109         $ 44,019

Depreciation .....................         (26,925)         (21,880)
Pensions .........................          (4,102)          (3,616)
Mine development .................          (1,548)          (1,868)
Capitalized interest expense .....          (2,419)          (2,247)
                                          --------         --------
Total deferred tax liabilities ...         (34,994)         (29,611)
                                          --------         --------
Net deferred tax asset ...........        $ 12,115         $ 14,408
                                          ========         ========

    At December 31, 2000, for income tax purposes, the Company had domestic net operating loss carryforwards of $10,892,000, of which $6,248,000 expires in 2020 and $4,644,000 expires in 2019. The Company also had foreign net operating loss carryforwards for income tax purposes of $879,000 that do not expire, and $302,000 that expire in the year 2004.

    At December 31, 2000, the Company had domestic tax credit carryforwards of $1,680,000 that are scheduled to expire in calendar years 2009 through 2019.

Note K -- Earnings Per Share

    The following table sets forth the computation of basic and diluted earnings
(loss) per share (E.P.S.):

                                            2000               1999                1998
                                        -----------        -----------        ------------
Numerator for basic
 and diluted E.P.S.:
Net income (loss) ..............        $14,165,000        $ 6,439,000        $ (7,132,000)
Denominator:
 Denominator for basic E.P.S.:
   Weighted-average
      shares outstanding .......         16,292,431         16,198,885          16,267,804
 Effect of dilutive securities:
   Employee stock options ......             91,952             28,420                  --
   Special restricted stock ....             64,284             52,286                  --
                                        -----------        -----------        ------------
   Diluted potential
      common shares ............            156,236             80,706                  --
Denominator for diluted E.P.S.:
 Adjusted weighted-average
   shares outstanding ..........         16,448,667         16,279,591          16,267,804
                                        ===========        ===========        ============
Basic E.P.S ....................        $      0.87        $      0.40        $      (0.44)
                                        ===========        ===========        ============
Diluted E.P.S ..................        $      0.86        $      0.40        $      (0.44)
                                        ===========        ===========        ============

    Under SFAS No. 128, "Earnings per Share," no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Accordingly, dilutive securities totaling approximately 157,000 shares have been excluded from the 1998 diluted E.P.S. calculation.

    Options to purchase Common Stock with exercise prices in excess of the average share price totaling 234,925 at December 31, 2000, 680,348 at December 31, 1999 and 374,350 at December 31, 1998 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

NOTE L -- Pensions and Other Postretirement Benefits

                                                                            Pension Benefits                Other Benefits
                                                                    ----------------------------      --------------------------
                                                                      2000               1999          2000              1999
                                                                    ---------          ---------      --------          --------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ........................    $  76,914          $  84,794      $ 31,204          $ 31,330
Service cost ...................................................        3,315              3,649           298               362
Interest cost ..................................................        6,038              5,843         2,398             2,114
Amendments .....................................................          868                  8            --            (1,355)
Actuarial (gain) loss ..........................................         (312)           (11,624)        2,847             1,339
Benefit payments ...............................................       (7,090)            (5,756)       (2,837)           (2,586)
                                                                    ---------          ---------      --------          --------
Benefit obligation at end of year ..............................       79,733             76,914        33,910            31,204

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .................      114,445            110,037            --                --
Actual return on plan assets ...................................        3,236             10,140            --                --
Employer contributions .........................................       (2,074)                24         2,837             2,586
Benefit payments ...............................................       (7,090)            (5,756)       (2,837)           (2,586)
                                                                    ---------          ---------      --------          --------
Fair value of plan assets at end of year .......................      108,517            114,445            --                --
                                                                    ---------          ---------      --------          --------

Funded status ..................................................       28,784             37,531       (33,910)          (31,204)
Unrecognized net actuarial (gain) ..............................      (25,135)           (32,465)         (988)           (3,889)
Unrecognized prior service cost ................................        7,592              7,337        (1,244)           (1,355)
Unrecognized initial net (asset)  ..............................       (1,186)            (1,894)           --                --
                                                                    ---------          ---------      --------          --------
Net amount recognized ..........................................    $  10,055          $  10,509      $(36,142)         $(36,448)
                                                                    =========          =========      ========          ========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Prepaid benefit cost ...........................................       13,485             13,417            --                --
Accrued benefit liability ......................................       (3,430)            (2,908)      (36,142)          (36,448)
                                                                    ---------          ---------      --------          --------
Net amount recognized ..........................................    $  10,055          $  10,509      $(36,142)         $(36,448)
                                                                    =========          =========      ========          ========

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate ..................................................         8.00%              8.00%         8.00%             8.00%
Expected return on plan assets .................................        10.00%             10.00%          N/A               N/A
Rate of compensation increase ..................................         5.00%              5.00%          N/A               N/A


    For measurement purposes, a 6.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 decreasing gradually to 6.00% in 2002 and remaining at that level thereafter for pre-65 benefits and 6.00% for post-65 benefits for all years.

    The Company transferred $2.1 million of excess pension assets out of the plan to fund a portion of the payments made under the Company's retiree medical plan in 2000. The transfer was made pursuant to IRC Section 420 guidelines. This type of transfer may only be made if certain criteria are met, including the actuarial value of the plan assets must be at least 125% of the current liability as of the plan valuation date. The transfer out is included on the employer contribution line in the above chart reconciling the change in pension plan assets in 2000.

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

    In 1999, the Company revised the expected return on asset assumption used in calculating the annual expense for its various domestic pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The assumed expected rate of return was increased to 10.0% from 9.0% with the impact being accounted for as a change in estimate. The Company believes that this change is a more accurate representation of the expected performance of the plans' assets. The change resulted in an increase to net income of $613,000 and an increase to diluted earnings per share of $0.04 in 1999.

                                               Pension Benefits                    Other Benefits
                                          ------------------------------    -----------------------------
                                              2000       1999       1998       2000       1999       1998
                                          --------    -------    -------    -------    -------    -------
(Dollars in thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ..........................   $  3,315    $ 3,649    $ 3,063    $   298    $   362    $   345
Interest cost .........................      6,038      5,843      5,154      2,398      2,114      2,122
Expected return on plan assets ........    (10,074)    (9,288)    (7,589)        --         --         --
Amortization of prior service cost ....        613        613        340       (112)        --         --
Amortization of initial net (asset) ...       (707)      (707)      (707)        --         --         --
Recognized net actuarial (gain) loss ..       (805)        --          3        (53)      (159)      (215)
                                          --------    -------    -------    -------    -------    -------
Net periodic benefit cost .............   $ (1,620)   $   110    $   264    $ 2,531    $ 2,317    $ 2,252
                                          ========    =======    =======    =======    =======    =======


    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,756,000, $1,314,000 and $0, respectively, as of December 31, 2000, and $1,463,000, $1,068,000 and $0, respectively, as of
December 31, 1999.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                 1-Percentage    1-Percentage
                                                     Point           Point
                                                    Increase       Decrease
                                                    --------       --------
(Dollars in thousands)
Effect on total of service and
 interest cost components ..................        $  118        $  (104)
Effect on postretirement benefit
 obligation ................................         1,542         (1,361)


    The Company also has accrued unfunded retirement arrangements for certain directors. At December 31, 2000, the projected benefit obligation was $196,000 ($213,000 in 1999). A corresponding accumulated benefit obligation of $196,000 ($213,000 in 1999) has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

    The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contributions were $2,850,000 in 2000, $2,358,000 in 1999 and $2,291,000 in 1998.

NOTE M -- Contingencies and Commitments
CBD CLAIMS

    The Company is a defendant in proceedings in various state and federal courts by plaintiffs alleging that they have contracted chronic beryllium disease (CBD) or related ailments as a result of exposure to beryllium. Plaintiffs in CBD cases seek recovery under theories of intentional tort and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium. Additional CBD claims may arise.

    Management believes that the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of our customers) face a lower burden of proof than do our employees, but these cases are generally covered by varying levels of insurance.

    Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's litigation reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims.

    While the Company is unable to predict the outcome of the current or future CBD proceedings based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or cash flow of the Company. However, the Company's results of operations could be materially affected by unfavorable results in one or more of these cases.

ENVIRONMENTAL PROCEEDINGS

    The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine on- going analysis of the remediation sites. Accruals are based upon their analysis and are established at either the best estimate or at the low end of the estimated range of costs. The accruals are revised for the results of on-going studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual as environmental projects typically require a number of years to complete. The Company established undiscounted reserves for environmental remediation projects of $8,177,000 at December 31, 2000 ($8,316,000 at December 31, 1999). The
current portion of the reserve totaled $2,047,000 at December 31, 2000 and is included in the Consolidated Balance Sheet as Other liabilities and accrued items while the remaining $6,130,000 of the reserve at December 31, 2000 is considered long-term and is included under Other long-term liabilities. These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

    Environmental expenses approximated $0.2 million, $0.9 million and $3.2 million in 2000, 1999 and 1998, respectively. As further described in Note I, the 1998 expense included $2.1 million for the Voluntary Action Plan recorded as part of the special charge. The majority of the remaining expense, in all three years, as well as the year ending accrual balance, is associated with RCRA projects, SWMU closures and other projects at the Company's Elmore, Ohio facility.

LONG-TERM OBLIGATION

    In September 2000 (and as amended in December 2000), the Company entered into a long-term supply arrangement with Ulba/Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of New York. Under the agreement, the Company will purchase from Nukem a stated quantity of copper-beryllium master alloy that is sourced from Ulba/Kazatomprom each year from 2001 to 2009. The annual base purchase commitments total $5.8 million in 2001, $7.7 million in 2002, $9.7 million in 2003, $11.6 million in 2004, $13.5 million in 2005 and $15.4 million per year thereafter. The contract allows for the Company to purchase up to 10% fewer pounds in 2001 with an annual variation of plus or minus15 to 25% of the base quantity to be purchased thereafter, depending upon the year. In addition, the Company will purchase $3.0 million of beryllium ingot from Nukem in 2001. Nukem will also maintain stated minimum quantities of copper-beryllium master alloy in consignment at the Company's Elmore, Ohio facility in excess of the Company's annual base purchase commitments. Both parties may terminate the agreement at any time with written notice for various causes of action. The material to be purchased under this agreement will augment the beryllium produced from the Company's Utah mining operations and should allow the Company to reduce and/or defer its investment in mine development and other downstream processing equipment during the term of the agreement.

OTHER

    The Company has outstanding letters of credit totaling $2,182,000 related to the above referenced supply arrangement, workers' compensation and environmental remediation issues. The letters expire in 2001.

    The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these other legal or other proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's consolidated financial statements.

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2000

NOTE N -- Segment Reporting and Geographic Information
    Selected financial data by business segment as prescribed by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," for 2000, 1999 and 1998 are as follows:

                                                 Metal         Micro-         Total          All
(Dollars in thousands)                          Systems      Electronics    Segments        Other       Total
                                                -------      -----------    --------        ------      -----
2000
----
Revenues from external customers .........      $378,178      $179,111      $557,289      $  6,401       $ 563,690
Intersegment revenues ....................           311         1,376         1,687            --           1,687
Depreciation, depletion, and amortization         13,048         2,859        15,907         6,757          22,664
Profit (loss) before interest and taxes ..        36,630        11,420        48,050       (25,064)         22,986
Assets ...................................       300,490        70,995       371,485        81,021         452,506
Expenditures for long-lived assets .......        12,802         5,917        18,719         2,919          21,638

1999
----
Revenues from external customers .........      $306,118      $140,566      $446,684      $  9,023       $ 455,707
Intersegment revenues ....................           276         1,560         1,836            --           1,836
Depreciation, depletion, and amortization         13,437         2,305        15,742        11,295          27,037
Profit (loss) before interest and taxes ..        16,300        11,380        27,680       (17,122)         10,558
Assets ...................................       280,868        61,298       342,166        86,240         428,406
Expenditures for long-lived assets .......        11,410         3,437        14,847         2,199          17,046

1998
----
Revenues from external customers .........      $295,705      $106,347      $402,052      $  7,840       $ 409,892
Intersegment revenues ....................           482         1,145         1,627            --           1,627
Special charge ...........................            --            --            --        22,572          22,572
Depreciation, depletion, and amortization         15,716         2,283        17,999         6,590          24,589
Profit (loss) before interest and taxes ..        27,897         2,120        30,017       (40,330)        (10,313)
Assets ...................................       262,847        51,052       313,899        89,791         403,690
Expenditures for long-lived assets .......        21,054         7,432        28,486         8,679          37,165

    The loss before interest and taxes in All Other includes corporate and certain unallocated costs, non-operating items of other income/expense and the revenues and related costs from one manufacturing facility. Segments are evaluated using earnings before interest and taxes. In 1998, the Company recorded a special charge of $22.6 million (see Note I to the Consolidated Financial Statements). While this charge included write-downs of assets of the Metal Systems and Microelectronics Groups, it was not recorded against their profits as management evaluates the profitability of those groups exclusive of the special charge. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest and the operating assets for one manufacturing facility. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues.

    The Company's sales from U.S. operations to external customers, including exports, were $463,728,000 in 2000, $368,494,000 in 1999 and $327,927,000 in
1998. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

(Dollars in thousands)                    2000          1999          1998
                                      --------      --------     ---------
REVENUES
  United States ................      $414,090      $318,188      $280,830
  All Other ....................       149,600       137,519       129,062
                                      --------      --------     ---------
  Total ........................      $563,690      $455,707      $409,892
                                      ========      ========      ========

LONG-LIVED ASSETS
  United States ................      $164,808      $149,048      $158,186
  All Other ....................         5,652         6,641         6,283
                                      --------      --------      --------
  Total ........................      $170,460      $155,689      $164,469
                                      ========      ========      ========

    No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE O -- Quarterly Data (Unaudited)
Years ended December 31, 2000 and 1999 (Dollars in thousands except per share amounts)

                                                                             2000
                                          ------------------------------------------------------------------
                                            First         Second           Third          Fourth
                                          Quarter        Quarter         Quarter         Quarter       Total
                                          -------        -------         -------         -------       -----

Net Sales ..........................   $   135,424    $   137,182    $   143,926    $   147,158    $   563,690
Gross Profit .......................        28,295         29,708         28,622         32,114        118,739
  Percent of Sales .................          20.9%          21.7%          19.9%          21.8%          21.1%
Net Income .........................         2,249          3,898          4,084          3,934         14,165
Earnings Per Share of Common Stock:
  Basic ............................          0.14           0.24           0.25           0.24           0.87
  Diluted ..........................          0.14           0.24           0.25           0.23           0.86
Dividends Per Share of Common Stock           0.12           0.12           0.12           0.12           0.48
Stock Price Range
  High .............................         18.06          18.56          24.00          21.63
  Low ..............................         14.94          14.00          15.31          17.81

                                                                            1999
                                               ------------------------------------------------------------------
                                                First         Second           Third          Fourth
                                               Quarter        Quarter         Quarter         Quarter       Total
                                               -------        -------         -------         -------       -----

Net Sales ................................   $   113,168    $   108,666    $   113,794     $   120,079    $   455,707
Gross Profit .............................        24,099         25,158         18,813          23,864         91,934
  Percent of Sales .......................          21.3%          23.2%          16.5%           19.9%          20.2%
Net Income (Loss)  .......................         2,486          3,234           (552)          1,271          6,439
Earnings (Loss) Per Share of Common Stock:
  Basic ..................................          0.15           0.20          (0.03)           0.08           0.40
  Diluted ................................          0.15           0.20          (0.03)           0.08           0.40
Dividends Per Share of Common Stock ......          0.12           0.12           0.12            0.12           0.48
Stock Price Range
  High ...................................         18.19          18.69          18.25           16.81
  Low ....................................         13.94          13.44          14.69           13.13

                          SELECTED FINANCIAL DATA
                Brush Engineered Materials Inc. and Subsidiaries
                 (Dollars in thousands except per share amounts)

                                                      2000          1999           1998          1997          1996
                                                   ----------  ------------   ------------   -----------   -----------
FOR THE YEAR
Net sales ......................................  $   563,690  $    455,707   $    409,892   $   433,801   $   376,279
Cost of sales ..................................      444,951       363,773        325,173       324,463       271,149
Gross profit ...................................      118,739        91,934         84,719       109,338       105,130
Operating profit (loss)  .......................       22,986        10,558        (10,313)       36,024        34,305
Interest expense ...............................        4,652         4,173          1,249           553         1,128
Income (loss) from continuing operations
   Before income taxes .........................       18,334         6,385        (11,562)       35,471        33,177
Income taxes (benefit) .........................        4,169           (54)        (4,430)        9,874         8,686
Net income (loss)  .............................       14,165         6,439         (7,132)       25,597        24,491
Earnings per share of common stock:
      Basic net income (loss) ..................         0.87          0.40          (0.44)         1.58          1.55
      Diluted net income (loss)  ...............         0.86          0.40          (0.44)         1.56          1.53
Dividends per share of common stock ............         0.48          0.48           0.48          0.46          0.42
Depreciation and amortization ..................       22,664        27,037         24,589        19,329        22,954
Capital expenditures ...........................       21,306        16,758         36,732        53,155        26,825
Mine development expenditures ..................          332           288            433         9,526         3,663

YEAR-END POSITION
Working capital ................................  $   143,387  $    124,831   $    100,992   $   100,599   $   128,172
Ratio of current assets to current liabilities .     2.3 to 1      2.3 to 1       2.1 to 1      2.3 to 1      2.9 to 1
Property and equipment:
      At cost ..................................  $   449,697  $    440,234   $    421,467   $   463,689   $   404,127
      Cost less depreciation and impairment ....      170,460       170,939        164,469       173,622       130,220
Total assets ...................................      452,506       428,406        403,690       383,852       355,779
Other long-term liabilities ....................       55,454        53,837         49,955        48,025        47,271
Long-term debt .................................       43,305        42,305         32,105        17,905        18,860
Shareholders' equity ...........................      229,907       220,638        221,811       236,813       219,257

Book value per share:
      Basic ....................................  $     14.11  $      13.62   $      13.63   $     14.60   $     13.84
      Diluted ..................................        13.98         13.55          13.50         14.41         13.72
Average number of shares of stock outstanding:
      Basic ....................................   16,292,431    16,198,885     16,267,804    16,214,718    15,846,358
      Diluted ..................................   16,448,667    16,279,591     16,424,747    16,429,468    15,980,481
Shareholders of record .........................        2,101         2,330          2,313         2,329         2,407
Number of employees ............................        2,500         2,257          2,167         2,160         1,926


A special charge reduced net income by $16.5 million in 1998.
Impairment and restructuring charges reduced net income by $30.8 million in 1991.
The cumulative effect of a change in accounting for postretirement benefits reduced net income by $16.5 million in 1991.
See notes to consolidated financial statements.


     1995        1994          1993          1992           1991           1990
  ---------- -----------   -----------   -----------   ------------    -----------

 $   369,618 $   345,878   $   295,478   $   265,034   $    267,473    $   297,390
     268,732     253,938       227,686       192,944        202,080        212,841
     100,886      91,940        67,792        72,090         65,393         84,549
      29,086      25,098        10,658        16,949        (57,354)        28,132
       1,653       2,071         2,952         3,206          3,755          3,359

      27,433      23,027         7,706        13,743        (61,109)        24,773
       6,744       4,477         1,248         3,243        (17,091)         7,214
      20,689      18,550         6,458        10,500        (44,018)        17,559

        1.28        1.15          0.40          0.65          (2.74)          1.09
        1.27        1.15          0.40          0.65          (2.74)          1.09
        0.36        0.26          0.20          0.26           0.59           0.71
      20,911      19,619        21,720        20,180         22,759         24,070
      24,244      17,214        11,901        13,604         13,605         16,160
         787         543           814           848          6,389          5,699


 $   125,156 $   116,708   $   105,272   $    88,616   $     80,427    $    87,570
    2.9 to 1    2.8 to 1      3.1 to 1      2.5 to 1       2.2 to 1       2.4 to 1

 $   374,367 $   350,811   $   337,342   $   332,971   $    321,981    $   307,088
     121,194     116,763       118,926       127,991        132,579        143,635
     331,853     317,133       293,372       310,039        307,296        338,982
      45,445      43,354        40,663        40,332         38,029          9,356
      16,996      18,527        24,000        33,808         34,946         26,673
     200,302     186,940       172,075       168,824        162,264        215,891


 $     12.40 $     11.61   $     10.70   $     10.50   $      10.10    $     13.40
       12.30       11.57         10.69         10.48          10.09          13.40

  16,159,508  16,102,350    16,087,250    16,080,554     16,069,902     16,108,479
  16,289,795  16,156,159    16,093,696    16,111,090     16,080,568     16,116,210
       2,351       2,521         2,566         2,762          3,116          3,446
       1,856       1,833         1,803         1,831          1,943          2,079


                                 CORPORATE DATA

ENVIRONMENTAL POLICY

    Brush Engineered Materials Inc. considers environmental health and safety as integral parts of its business strategy and necessary for its success. It is the policy of Brush Engineered Materials Inc. to design, manufacture and distribute all products and to manage and dispose of all materials in a safe, environmentally sound manner.We are committed to utilizing our resources and technical capabilities to their fullest extent to protect the health and safety of our employees, our customers, the general public and the environment.

    The health and safety of our employees is of paramount importance. No operation or task will be conducted unless it can be performed in a safe manner.

    Through education and training, we shall promote a culture which establishes individual ownership of environmental health and safety responsibility throughout the organization and empowers everyone to continuously improve all working conditions. Each employee will maintain an awareness of safe work practices and endeavor to prevent conditions which may result in an unsafe situation or harm the environment. It is the responsibility of each employee to promptly notify management of any adverse situation.

    We shall make every effort to minimize, to the lowest feasible level, occupational and environmental exposure to all potentially hazardous materials.

    We will go beyond regulatory compliance, striving for continuous improvement in all our environmental health and safety control efforts.

    The Company will provide medical surveillance and preventive health maintenance programs for the early detection of occupational diseases.

    The management team at each location will diligently respond to employee concerns and is directly responsible for developing and implementing programs for ensuring that their operations comply with this policy. The environmental health and safety staff provides support by:

    - maintaining liaison with appropriate government agencies and interpreting and communicating regulations;
    - providing technical guidance and assisting in the development of policies and performance standards; and
    - conducting independent review and assessment of all operations to audit compliance with environmental, safety, and health policies.

    All employees are expected to follow the intent and spirit of this policy and incorporate sound health, safety, and environmental practices in the conduct of their jobs.

    This policy applies to all Brush Engineered Materials Inc.
business units worldwide.

ANNUAL MEETING

    The Annual Meeting of Shareholders will be held on May 1, 2001 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio. Investor Information

    Brush Engineered Materials Inc. maintains an active program of communication with shareholders, securities analysts, and other members of the investment community. Management makes regular presentations in major financial centers around the world. To obtain:

    -   additional copies of the annual report
    -   SEC Form 10K/10Q
    -   product literature

    Please contact:
                Michael C. Hasychak
                Vice President, Treasurer and Secretary

WEB SITE

    Brush Engineered Materials Inc.'s web site on the Internet offers financial information, news and facts about the company, its businesses, markets and products.

    Visit the site at: http://www.beminc.com

DIVIDEND REINVESTMENT PLAN

    Brush Engineered Materials Inc. has a plan for its shareholders which provides automatic reinvestment of dividends toward the purchase of additional shares of the Company's common stock. For a brochure describing the plan please contact our transfer agent, National City Bank, at 1-800-622-6757.

AUDITORS
Ernst & Young LLP
1300 Huntington Building, Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations
P.O. Box 92301, Cleveland, OH 44193-0900
For shareholder inquiries, call: 1-800-622-6757

STOCK LISTING
New York Stock Exchange/Symbol: BW

CORPORATE HEADQUARTERS
Brush Engineered Materials Inc.
17876 St. Clair Ave., Cleveland, Ohio 44110
(216) 486-4200 - Facsimile: (216) 383-4091

BRUSH ENGINEERED MATERIALS INC. DIRECTORS, OFFICERS AND FACILITIES

BOARD OF DIRECTORS AND
COMMITTEES OF THE BOARD

ALBERT C. BERSTICKER(2,3,4)
Retired Chairman
Ferro Corporation

CHARLES F. BRUSH, III(1,4)
Personal Investments

DAVID L. BURNER(1,3,4)
Chairman, President, and CEO
The B.F. Goodrich Company

GORDON D. HARNETT(2)
Chairman, President and CEO
Brush Engineered Materials Inc.

DAVID H. HOAG(2,3,4)
Retired Chairman
The LTV Corp.

JOSEPH P. KEITHLEY(2,3,4)
Chairman, President and CEO
Keithley Instruments, Inc.

WILLIAM P. MADAR(2,3,4)
Chairman
Nordson Corporation

N. MOHAN REDDY(1,4)
Professor
The Weatherhead School of Management
Case Western Reserve University

WILLIAM R. ROBERTSON(1,4)
Managing Partner
Kirtland Capital Partners

JOHN SHERWIN, JR.(1,2,4)
President,
Mid-Continent Ventures, Inc.

1  Audit Committee
2  Executive Committee
3  Governance Committee
4  Organization and Compensation Committee

CORPORATE AND
EXECUTIVE OFFICERS

GORDON D. HARNETT(1,2)
Chairman of the Board,
President and CEO

JOHN D. GRAMPA(1,2)
Vice President Finance
and Chief Financial Officer

WILLIAM R. SEELBACH(2)
President, Brush Wellman Inc.

DANIEL A. SKOCH(1,2)
Senior Vice President
Administration

WILLIAM M. CHRISTOFF(1)
Assistant Treasurer-Taxes,
Assistant Secretary

MICHAEL C. HASYCHAK(1)
Vice President, Treasurer and Secretary

JAMES P. MARROTTE(1)
Vice President, Controller

JOHN J. PALLAM(1)
Vice President, General Counsel

GARY W. SCHIAVONI(1)
Assistant Treasurer

1  Corporate Officers
2  Executive Officers

OPERATING GROUPS

Brush Wellman Inc.
WILLIAM R. SEELBACH, PRESIDENT

Brush International, Inc.
STEPHEN FREEMAN, PRESIDENT

Brush Resources Inc.
DONALD J. MCMILLAN, PRESIDENT

Technical Materials, Inc.
ALFONSO T. LUBRANO, PRESIDENT

Williams Advanced Materials Inc.
JOHN J. PASCHALL, PRESIDENT

Zentrix Technologies Inc.
JORDAN P. FRAZIER, PRESIDENT

OFFICES AND FACILITIES

Manufacturing Facilities

Brewster, New York
Buffalo, New York
Delta, Utah
Elmore, Ohio
Fremont, California
Lincoln, Rhode Island
Lorain, Ohio
Newburyport, Massachusetts
Oceanside, California
Reading, Pennsylvania
Santa Clara, California
Tucson, Arizona
Wheatfield, New York

Research Facilities and
Administrative Offices
Cleveland, Ohio

Service and Distribution Centers

Elmhurst, Illinois
Fairfield, New Jersey
Singapore
Stuttgart, Germany
Theale, England
Tokyo/Fukaya, Japan
Torrance, California
Warren, Michigan

Subsidiaries

BEM Services, Inc.
        Cleveland, Ohio
Brush Wellman Inc.
        Cleveland, Ohio
Brush Ceramic Products Inc.
        Tucson, Arizona
Brush International, Inc.
        Cleveland, Ohio
Brush Resources Inc.
        Delta, Utah
Brush Wellman GmbH,
        Stuttgart, Germany
Brush Wellman (Japan), Ltd.,
        Tokyo, Japan
Brush Wellman Limited,
        Theale, England
Brush Wellman (Singapore) Pte Ltd.,
        Singapore
Circuits Processing Technology, Inc.
        Oceanside, California
Williams Advanced Materials Inc.
        Buffalo, New York
Williams Advanced Materials
 Far East Pte Ltd.
        Singapore
Technical Materials, Inc.
        Lincoln, Rhode Island
Zentrix Technologies Inc.
        Tucson, Arizona

                        [LOGO] BRUSH
                        ENGINEERED MATERIALS
                        17876 St. Clair Avenue - Cleveland, Ohio 44110 216.486.4200