Form 10-K405, Exhibit 13
period 2001-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2002-03-27
CIK 1104657

                                                                      Exhibit 13


                                  OUR BUSINESS

     Brush Engineered Materials Inc., through its wholly owned subsidiaries, is a leading manufacturer of high performance engineered materials serving the global telecommunications and computer, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets.

     The Company's subsidiaries are organized into two reportable segments:
Metal Systems and Microelectronics.

     Metal Systems includes Brush Wellman Inc. (Alloy Products and Beryllium Products) and Technical Materials, Inc. Brush Wellman Inc. is the only fully integrated producer of beryllium, beryllium alloys and beryllia ceramic in the world. In addition, Brush Wellman manufactures high performance copper-based spinodal alloys and Brush engineered bronze products. Technical Materials, Inc. produces engineered material systems including clad metals, plated metal, electron beam welded, solder-coated and reflow materials.

     Microelectronics includes Williams Advanced Materials Inc. and Electronic Products, which consists of Zentrix Technologies Inc. and Brush Ceramic Products Inc. (a wholly owned subsidiary of Brush Wellman Inc.). Williams Advanced Materials Inc. manufactures precious metal and specialty alloy products. Zentrix Technologies Inc. produces electronic packaging, circuitry and powder metal products. Beyond its manufacturing capabilities, Zentrix markets and distributes beryllia ceramics for Brush Ceramic Products Inc.

     Portions of Brush International, Inc. are included in both segments. The Company, with operations, service centers or major office locations in North America, Europe and Asia, has 1,946 employees.

     Brush Engineered Materials Inc. is traded on the New York Stock Exchange under the symbol BW.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

(Dollars in millions except per share amounts)        2001       2000       1999
                                                      ----       ----       ----
Sales . . . . . . . . . . . . . . . . . . . . . . $  472.6   $  563.7   $  455.7
Net Income (Loss) as reported  . . . . . . . . .     (10.3)      14.2        6.4
Net Income (Loss) per share (diluted) as reported    (0.62)      0.86       0.40
Dividends per share  . . . . . . . . . . . . . .      0.24       0.48       0.48
Shareholders' equity per share  . . . . . . . . .    12.98      14.11      13.62

REVENUE BY SEGMENT

[PIE GRAPH]

63% Metal Systems Group
36% Microelectronics Group
1% Other

REVENUE BY MARKET

[PIE GRAPH]

42% Telecommunications and Computer
15% Optical Media
12% Automotive Electronics

10% Industrial Components
 8% Aerospace and Defense
 8% Other
 5% Appliance


       REVENUE BY
  GEOGRAPHIC AREA

[PIE GRAPH]

72% Domestic
28% International

CONTENTS
--------------------------------------------------------------------------------

Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . .  . . . .   2
Building on Our Strengths to Create Customer Solutions . . . . . .. . . . .   8
Management's Discussion and Analysis . . . . . . . . . . . . . . .  . . . .  10
Reports of Independent Auditors and Management . . . . . . . . . .. . . . .  22
Consolidated Financial Statements. . . . . . . . . . . . . . . . .. . . . .  23
Notes to Consolidated Financial Statements . . . . . . . . . . . .. . . . .  27
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . .. . . . .  42
Corporate Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
Brush Engineered Materials Inc. Directors, Officers and Facilities. . . . .  45

  [PHOTO]

To Our Shareholders:

    On many fronts,2001 was a difficult year. Brush Engineered Materials was impacted significantly by the global economic slowdown and the unprecedented reversal of demand from the telecommunications and computer markets. Our sales and earnings suffered as a result.

    Sales for the year of $472.6 million were 16% below 2000's record level. For the year, the Company reported a net loss of $10.3 million, or $0.62 per share, compared to net earnings of $14.2 million, or $0.86 per share, in 2000.

    Clearly, these results are disappointing, especially following the strong results of 2000 when robust demand crossed all of our major markets, resulting in a 24% increase in sales and a more than doubling of earnings from the year earlier.

    In a number of ways, our financial results mirror the broader economic conditions experienced throughout 2001. Demand from the once-booming technology sector suddenly and unexpectedly turned downward in the first half of 2001, resulting in a major drop in capital spending and the creation of significant excess capacity and inventories throughout the supply chain.

SALES BY MAJOR MARKET
(Dollars in millions)

        [GRAPH]


TOTAL ANNUAL SALES
(Dollars in millions)

        [GRAPH]


- Telecommunications and Computer
- Optical Media
- Automotive

    Business conditions weakened in other sectors too, and by the second quarter, the U.S. economy had entered into recession, marking an end to the prolonged economic expansion. Outside of North America, other major world economies experienced sluggish or negative growth.

    Beyond the drop in demand from the telecommunications and computer markets, which have historically accounted for about 50% of the Company's sales, we encountered softening in most other key markets such as aerospace and plastic mold tooling. Customer demand from each of these markets began to slow throughout the first half of 2001 and persisted at these levels through year end and into early 2002.

    Optical media and data storage markets, in contrast, continued to generate strong demand in the year, partially offsetting the sales decline elsewhere in the organization.


--------------------------------------------------------------------------------


    BUSINESS PERFORMANCE REVIEW. Brush is organized into two major business segments, Metal Systems and Microelectronics. To highlight 2001 performance by segment:

    Metal Systems, comprised of Brush Wellman Inc.'s Alloy Products and Beryllium Products business units and Technical Materials, Inc. (TMI), was significantly affected by a reversal of demand that just one year earlier produced record, double-digit revenue growth. Groupwide, sales and earnings were well below 2000 levels. The demand drop was led by the telecommunications and computer markets, resulting in a 19% decline in sales for Alloy and a 39% reduction in sales for TMI. While Alloy posted a loss for the year, TMI remained profitable, although at a reduced level.

    Both Alloy Products and TMI carried out aggressive actions to lower costs and improve cash flow in the year. In the second half of 2001, Alloy Products lowered employment levels by 32% and substantially reduced inventories and overall spending. TMI reduced its workforce by nearly 30% and substantially reduced costs.

    The strongest performer in the group was Beryllium Products which achieved a solid year of sales growth and profitability in 2001. This unit accounts for more than 9% of Metal Systems' sales and derives a significant amount of its revenue from military and defense markets which experienced positive growth in the year.

[PICTURE]

Telecommunications connectors use copper beryllium strip alloys to support transmission of power and signals.

    The  Microelectronics  Group  includes  Williams  Advanced  Materials  Inc.
(WAM), and Electronic Products.

    Microelectronics' 2001 sales were lower than the previous year. Electronic Products accounted for the majority of the drop in the Microelectronics Group's sales volume, due largely to a slowdown in wireless and fiber optic infrastructure markets.

    Earnings for the group, while lower than 2000 levels, were driven by the continued strong performance of WAM, which achieved record profits for the year. Net of precious metal pricing, WAM's value-added contribution grew by more than 18% in 2001.

    Of particular note was WAM's continued strength in physical vapor deposition targets used in a variety of end-use markets including optical media (DVDs and CD-R) and magnetic storage.

    Also during the year, WAM added to its sales and product capabilities by acquiring the manufacturing assets of a former competitor that was exiting the business. A successful integration of those assets into existing WAM operations has been completed.

--------------------------------------------------------------------------------

    MEETING THE CHALLENGE HEAD ON.Against this backdrop, the Company was faced with a number of short-term challenges demanding a prompt and disciplined response.

    Brush Engineered Materials launched a number of sizeable mitigating actions to align the Company's cost structure with the drop in sales. Most notably, a number of cost reduction and cash flow initiatives were implemented in the third and fourth quarters to lower the Company's breakeven point substantially, improve the balance sheet and strengthen the prospect of stronger earnings when our markets resume their growth.


SALES/AVERAGE NUMBER OF EMPLOYEES
(Dollars in thousands)

                           [BAR GRAPH]

                   97                      212.3
                   98                      189.5
                   99                      206.0
                   00                      237.0
                   01                      212.6

NUMBER OF EMPLOYEES


                           [BAR GRAPH]

                   97                      2160
                   98                      2167
                   99                      2257
                   00                      2500
                   01                      1946


          [PICTURE]

    Connection sockets using Brush Wellman alloys serve the increased performance requirements of powerful new computer microprocessors.

    These initiatives included a 22% workforce reduction across the organization, the closing of the Torrance, California service center, extended plant idlings, shortened work weeks, efficiency, reliability and quality improvements throughout the manufacturing system, wage freezes and other employee benefit changes, and the elimination and reduction of certain corporate supply and service costs.

    Many of the cost reductions made are permanent and will be sustained when higher volumes resume.

    Additionally, the Company improved liquidity and cash flow by taking aggressive actions to reduce inventories, collect receivables faster and limit capital spending. While we are committed to increasing shareholder value, we also felt it was prudent to suspend the quarterly cash dividend.

    As a result of all of these actions, cash flow improved and debt was reduced during the second half of the year.

    I am encouraged by our progress in reducing costs and strengthening our balance sheet, and look forward to this momentum carrying through 2002 and beyond.

--------------------------------------------------------------------------------

    BERYLLIUM HEALTH AND SAFETY. As a result of our far-reaching and proactive testing and research related to the unique health issues associated with beryllium production, we have in recent years attracted the interest of trial attorneys and, in turn, certain sensationalized media coverage related to these issues. Although it has been a sometimes frustrating period, I am pleased to report our continued exoneration by unbiased third parties who have taken the time to carefully weigh all the complex facts.

    In 2001, we received, in Jefferson County Colorado District Court, a unanimous jury verdict after a three-week trial. In addition, we received favorable rulings from a variety of judges in several states involving workers exposed to beryllium particulate.


[PICTURE]

Magnetically transparent bulk product alloys allow oil and gas drilling customers to achieve improved drilling performance, as well as less equipment corrosion and fatique.

    We continue to move forward with resolve to find answers to this complicated medical issue. We have worked with the National Institute for Occupational Safety and Health (NIOSH) in conducting additional detailed research in our manufacturing operations. Not only have we further improved many of our workplace safety practices as a result, but we have also earned the attention of certain regulatory bodies who are interested and supportive of this research. We are hopeful that we are on course to permanently eradicate health problems associated with beryllium production.

--------------------------------------------------------------------------------

    MAKING THE DIFFERENCE. As always, we recognize the importance of our devoted and loyal employees, customers and shareholders.

    On behalf of the Board of Directors, I would like to thank our 1,946 employees for their responsiveness and ingenuity in dealing with the many challenges we faced in the year. I would also like to thank David Burner, Chairman, President and Chief Executive Officer of Goodrich Corporation, for his six years of service as a Director of the Company. Dave was faced with unavoidable scheduling conflicts and was unable to continue to serve as a Director.

    During the year, we strengthened our requirements for senior executive leadership in the parent company by naming Bill Seelbach to President of Brush Engineered Materials Inc. Bill serves in this role in addition to his overall responsibility for Brush Wellman Inc., Brush Resources Inc. and Brush International, Inc.

    In turn, Brush Wellman Inc., our largest wholly owned subsidiary, enhanced its senior management capabilities with the appointments of Don Klimkowicz to Vice President of Operations and Dick Hipple to Vice President, Strip Products, for the Alloy Group. Both joined Brush during the year following extensive careers in major North American materials and metals companies, respectively.

    Additionally, Dick Sager was named President of Williams Advanced Materials, positioning him to succeed Jack Paschall who continues as WAM's Chairman and CEO.

FOREIGN SALES
(Dollars in millions)

   [BAR GRAPH]

97            142.4
98            129.1
99            137.5
00            149.6
01            134.3


[PICTURE]

    Williams Advanced Materials provides a single source for electronic packaging customers. Above: frame lid assemblies for hermetically sealed packages.

--------------------------------------------------------------------------------

    LOOKING AHEAD. While I am not satisfied with our sales and earnings performance during the year, I am particularly motivated by our own strengthened ability to leverage new demand to sustained bottom line improvement.

    The Company's revenues will improve in step with a recovery in the telecommunication and computer markets. Once our customers' diminishing inventories are worked off, even a moderate increase in their demand will impact our business favorably.

    Our planning assumptions do not include a repeat of the phenomenal growth that had defined these markets in recent years. In fact, many observers point to the previous run up in telecommunications and computers as an anomaly and not sustainable. Rather, we have reshaped and repositioned ourselves to benefit from a solid, but more measured level of growth from these two critical markets, as well as from the additional demand generated by a pick up in our other markets.

    It is also encouraging to see that despite the economic overhang, technology has continued to advance. This bodes well for our materials and components which are being designed into a number of new and highly demanding end-use applications such as those highlighted later in this report. Across the product range, we are meeting or exceeding the ever-higher performance thresholds for reliability, miniaturization, thermal and electrical conductivity, reflectivity and strength.

    Entering its 71(st) year in business, Brush Engineered Materials has a well-earned reputation for excellence. I am confident that we are moving into the future with the right organization and the determination to maintain that fine tradition and return Brush Engineered Materials to the level of performance you expect.

    To our shareholders, your patience and support are appreciated.


/s/ Gordon D. Harnett

Gordon D. Harnett
Chairman and Chief Executive Officer


[PICTURE]

Packaging products from Zentriz Technologies are widely used throughout today's telecommunications equipment.

Building on our strengths to create customer solutions

Around the world, Brush Engineered Materials is well positioned to deliver customer solutions through its global supply and extensive technical and commercial assistance. Here, at Hon Hai's Network Interconnect Group Industrial Precision facility in Shenzhen, China, Lee Fu Shong, Plant Manager (middle) reviews the plant's capabilities with Jeffrey Oei, Manager, China, Brush Wellman (Singapore) Pte Ltd (left) and Tony Ong, Managing Director, Brush Wellman (Singapore) Pte Ltd. Hon Hai's Shenzhen operation manufactures connector parts for high performance computer applications.

                            M E T A L  S Y S T E M S

                                                                       [PICTURE]

ALLOY STRIP PRODUCTS

    Computer microprocessor speeds continue to accelerate at a phenomenal pace, presenting new design challenges to makers of related parts.

    The higher number of transistors on the microprocessor die, coupled with its enhanced functionality, has significantly increased the requirements for signal input and output lines. The die is housed in a package that allows signal connections between the die and other areas of the computer via gold-plated pins. A receiving connection socket, soldered onto the motherboard, completes the union and allows the processor to be easily installed or removed.

    With each measure of improved microprocessor performance, socket designers are tasked with addressing a number of confounding factors. To illustrate:
Intel's new generation Pentium(R) 4 microprocessor and AMD's Thunderbird microprocessor each require sockets capable of accommodating nearly 500 pins - nearly three times as many as required by the 486 microprocessor.

    Other performance issues affecting design include:

        - Faster microprocessor speeds have increased electrical "noise," resulting in the need to reduce "crosstalk" and lower impedance, which affects switching speed.
        -   Lower operating voltages.
        - Increased transistor density has also resulted in additional electrical "noise."
        - Higher power demands generate significantly higher operating temperatures.

    To help meet these more demanding requirements, socket designers are increasingly selecting Brush Wellman's high performance alloys for their unrivaled combination of strength, electrical conductivity and thermal stability.

    Focused on advancing trends, Brush Wellman has several alloy enhancement research and development initiatives underway in preparation for the next generation of microprocessor.

High performance copper beryllium strip products allow for the electrical mechanical contact in computers and peripheral equipment. Inset: The Northwoods connection socket, which utilizes Brush Wellman alloys, and the new Intel Pentium(R)4 microprocessor it serves.

--------------------------------------------------------------------------------

                                                                       [PICTURE]

ALLOY BULK PRODUCTS

    Textron Automotive turned to Brush Wellman and its die maker, Paragon Die & Engineering Company, to help it solve a familiar problem in plastic injection molding: thermal management.

    The automotive components company produces vehicle instrument panels in annual volumes of up to 200,000 units per mold. Textron's experience with traditional steel tool materials resulted in difficult-to-cool parts, affecting not only the production of the instrument panel, but also the entire work cell that is assembled into the vehicle.

    Brush Wellman's MoldMAX(R) XL spinodal alloy provided Textron a winning solution. Utilizing MoldMAX(R) in the central core of its mold tooling, Textron realized substantially improved thermal management, allowing cycle time to be reduced by nearly one third, boosting productivity and lowering costs, while improving quality. For Textron, payback on the investment was achieved in just one month.

    MoldMAX(R) XL, the newest addition to Brush Wellman's family of MoldMAX(R) materials, is a copper-nickel-tin spinodal alloy developed to provide the strength of P-20 tool steel with enhanced thermal conductivity and exceptional machinability.

The complex central core of a Chevrolet Venture's instrument panel is produced by Textron Automotive using plastic injection mold tooling made of MoldMAX(R) XL copper-nickel-tin alloys.

                            M E T A L S Y S T E M S

                                                                       [PICTURE]

BERYLLIUM PRODUCTS

    It isn't enough that the U.S. Air Force's F-16 Fighting Falcon has to withstand extraordinary vibration, heat and gravitational pressures flying at 1,500 miles per hour. This highly maneuverable combat fighter must also maintain laser-like precision in its targeting capabilities.

    Beryllium and beryllium-containing materials such as AlBeMet(R) from Brush Wellman help provide the answer.

    For years, defense contractor Lockheed Martin has used beryllium products to construct the exterior-mounted chassis for the F-16's Forward Looking Infrared Sensing equipment (FLIR). The FLIR functions to provide the "eyes" for identification, tracking and laser designation of targets via real-time imagery presented to the pilot. Together with its housing, the FLIR system is referred to as a pod.

    Throughout the development of its next generation F-16 pod, the Sniper XR (eXtended Range), Lockheed Martin worked with Brush Wellman to test and specify beryllium materials that can support the lightweight and reduced drag requirements of the system's low observable design. Beryllium and AlBeMet(R) use in the gimbal and optics design also serve to meet the unique needs of low jitter and long standoff ranges, permitting pilots to precisely acquire targets from a distance out of harm's way.

    Beryllium and AlBeMet(R)'s low mass and high stiffness reduce vibration and improve the reliability of the optical system for target acquisition and tracking, while also providing a cost-effective solution for this demanding application.

The U.S. Air Force's F-16 combat fighter. Inset: Beryllium-containing materials from Brush Wellman are machined by Axsys Technologies for use in Lockheed Martin FLIR systems.

--------------------------------------------------------------------------------

                                                                       [PICTURE]

TECHNICAL MATERIALS, INC.

    Providing innovative, results-oriented solutions is a guiding principle that sets TMI apart in the marketplace. It's the foundation of TMI's approach to meeting the needs of customers who make high performance connectors for the telecommunications and computer, and automotive electronics markets.

    Designers of connectors in wireless handsets, laptop computers and automotive applications favor the unrivaled performance and reliability of TMI electroplated materials. Now, customers are turning to TMI for yet another competitive advantage-lower material costs.

    TMI's advanced proprietary plating technology translates into immediate bottom line benefits. Select-Au-Plate(TM) allows more precise application of high-value precious metals on stamped and formed parts. Material costs are reduced by as much as 60% while superior levels of performance and reliability are also maintained.

    TMI has increased electroplating capacity and upgraded technology at its Lincoln, Rhode Island facility where, within one site, it has the flexibility to offer customers a broad range of strategic material solutions.

    Further, TMI's unmatched customer support system provides leading edge metallurgical expertise and state-of-the-art technical assistance.

    As the demands of telecommunications and computer technology customers grow, TMI is firmly positioned to provide innovative, results-oriented solutions.

Electroplating investments have allowed TMI to extend a material solution to its customers, as well as end users, through precious metal savings. Inset:
Select-Au-Plate(TM) technology applied on telecommunications connectors.

                        M I C R O E L E C T R O N I C S

                                                                       [PICTURE]

WILLIAMS ADVANCED MATERIALS INC.

    Day by day, little by little, the world is getting a little brighter...and products made by Williams Advanced Materials are playing an illuminating role in this transformation.

    Around the globe broadband technologies, lasers, optical systems and lighting systems are being installed with components based on compound semiconductor technology. These components are designed to meet the light or transmission needs of the future in ways that traditional silicon-based semiconductors cannot.

    Perhaps the most widespread of these applications is the Light Emitting Diode (LED). LEDs are tiny, bright and long-lasting lights that are being installed in rapidly growing numbers in traffic lights, scoreboards, signs and automobile displays. In addition, with the development of the white-color LED, conventional lighting as we know it may eventually shift to LED technology.

     Williams' EVAPro(TM) evaporation materials were developed specifically for use in the fabrication of compound semiconductor components found in LEDs, and other wireless and photonic devices. In what is known as physical vapor deposition, EVAPro(TM) source material is heated under vacuum until it evaporates and then deposits onto a compound semiconductor wafer. EVAPro(TM) materials, such as gold, platinum, gold zinc, nickel and titanium, are used to create the base, barrier or contact layers on the wafer in a stringent, cleanroom environment.

    EVAPro(TM) addresses problems that can occur during film deposition, ensuring a splatter-free process. It allows more stable production parameters, optimizes the precious metal use and minimizes film defects.

     EVAPro(TM) has outperformed other materials in customer and independent testing. It has positioned Williams, a global manufacturer of metal and metal alloy materials for high-reliability applications, as the vendor of choice in wireless and photonics technology. Further, in-house refining and shield cleaning services provide a single point of support for Williams customers' precious metal needs.

    Williams' EVAPro(R) vapor deposition source materials (inset) are deposited on semiconductor wafers installed in demanding new light transmission applications.

--------------------------------------------------------------------------------

                                                                       [PICTURE]

Zentrix Technologies Inc.

    Imagine the technology that allows you to pick up a cellular wireless phone and check on the family, make an airline reservation and transmit a message to a global sales force - while stuck in traffic. For hundreds of millions of cell phone users around the world, staying connected is almost effortless...and it's reliable.

    At the heart of the dependable and efficient wireless infrastructure are high-performance materials, including proprietary metal/ceramic semiconductor packaging products from Zentrix Technologies Inc.

    The semiconductors in cellular base stations generate some of the most punishing temperatures found in technology-based equipment today.

    Zentrix teamed up with major equipment providers to develop an innovative CuPack(R) packaging product that protects the semiconductor chips by dissipating the high temperatures created by amplifying signals from the tower base stations to the cellular user.

    Higher power semiconductors are essential as the industry gears up for the increased demands of transmitting larger amounts of wireless text, e-mail and Internet data on a reliable basis.

    In an industry where rapid changes in demand have extended lead times to an average of 14 weeks, Zentrix leverages its fully integrated manufacturing base to dramatically reduce the time from order placement to delivery to as short as one week.

    Customers appreciate enhanced scheduling reliability, lower inventory costs and higher responsiveness capabilities. With fewer items to track, Zentrix Technologies saves in inventory costs and generates additional sales opportunities through this unique competitive advantage.

CuPack(R) packaging products from Zentrix protect the semiconductor chips in cellular base station amplifiers.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                                                 2001        2000       1999
                                                 ----        ----       ----
(Millions, except for share data)
Net Sales ................................   $   472.6   $   563.7  $   455.7
Operating Profit (Loss)  .................       (14.1)       23.0       10.6
Diluted E.P.S ............................   $   (0.62)  $    0.86  $    0.40

     Consolidated net sales were $472.6 million in 2001 compared to $563.7 million in 2000. Sales declined 16% in 2001 after growing 24% in 2000 over sales in 1999. Sales declined in each quarter of 2001 after establishing five consecutive quarterly records beginning in the fourth quarter 1999. Sales from the Company's two reportable business segments - the Metal Systems Group and the Microelectronics Group (MEG) - were lower in 2001 than in 2000, while sales from both groups had increased in 2000 over 1999.

     The fall off in sales in 2001 resulted from softening demand from the Company's two largest markets-telecommunications and computer electronics. This softer demand continued into the first quarter of 2002. Strong demand from these two markets was primarily responsible for the growth in sales in 2000. Demand from the automotive electronics and industrial components markets was also lower in 2001 compared to 2000 while sales into the optical media storage market and for defense applications improved during each of the last two years.

     The sales order backlog at the start of 2001 was $59.3 million higher than it was at the start of 2000, which was a record sales year. However, the overall new order entry rate slowed down significantly during 2001 while many existing orders were canceled, reduced or pushed out as major demand generators continually adjusted their forecasts, ordering patterns and inventory requirements. The sales order backlog was $91.1 million at December 31, 2001, a decline of $80.4 million from the beginning of the year.

     The slowdown in sales began mainly in the domestic markets in the first half of 2001. International sales grew in the first six months of 2001 compared to 2000, but then declined over the last two quarters of the year. Sales from the Company's international service centers are typically denominated in foreign currencies, primarily the euro, yen and sterling. The dollar strengthened on average against these currencies in 2001 compared to 2000, resulting in a reduced translated value of these sales. This adverse translation impact on sales was $4.5 million in 2001. The dollar was also stronger in 2000 than it was in 1999, resulting in an unfavorable $4.4 million translation effect on 2000's sales compared to 1999.

     The Company faced increased pressures on its selling prices in light of the economic conditions of its major markets during 2001. While prices may have been reduced on isolated individual applications, overall prices in 2001 remained on par with the prior year. During 2000, portions of businesses within both the Metal Systems Group and the MEG had selective price increases.

     In response to the fall off in sales, the Company initiated various cost reduction efforts beginning in the second quarter 2001 and continuing throughout the balance of the year. Total manpower was reduced by 22% by year-end 2001 compared to the beginning of the year. In addition, various facilities operated at 32-hour work weeks for a large portion of the year. Other cost reduction efforts included changes to employee benefits, elimination or reduction of outside service contracts and use of various consultants, the closing of a domestic service center and renegotiation of supply agreements. These efforts helped to mitigate the impact of the lower sales and reduced the Company's breakeven sales level. The one-time severance and other costs to implement these initiatives totaled $2.6 million in the second half of 2001, the majority of which was recorded in selling, general and administrative (SG&A) expense.

     Gross margin was $68.0 million (14.4% of sales) in 2001, $118.7 million (21.1% of sales) in 2000 and $91.9 million (20.2% of sales) in 1999. The margin contribution lost due to the lower sales volume accounted for $35.3 million of the $50.7 million decline in margins in 2001 compared to 2000. The adverse currency impact reduced margins by an additional $4.5 million. The majority of the remaining $10.9 million decline in margins in 2001 was caused by the lower production volumes and extended plant shutdowns. While the manufacturing overhead spending rate was reduced by year end, it was not reduced as quickly or as much as the associated production volumes. Since the majority of the reduction occurred in the second half of the year, total manufacturing overhead costs for the whole year, including inventory valuation adjustments, were higher in 2001 than in 2000. The variable margin (sales less direct conversion costs including labor and supplies) as a percent of sales was slightly higher in 2001 than in 2000 as manufacturing improvements, mix issues and cost savings more than offset the unfavorable impact of the lower production volumes in the second half of the year.

     Gross margins improved $26.8 million in 2000 over 1999. Increased sales volumes in 2000 as compared to 1999 provided an additional $43.8 million of margin. Offsetting a portion of this benefit was an increase in manufacturing overheads of $8.3 million and an unfavorable currency effect of $4.4 million. The overall product mix effect was slightly unfavorable as well.

     SG&A expenses were $75.3 million, or 15.9% of sales, in 2001 compared to $87.6 million, or 15.5% of sales, in 2000. The majority of the change in 2001 resulted from the cost reduction efforts, net of the severance costs, in response to the lower sales volume. Management compensation plan expenses were $4.4 million lower in 2001 than in 2000 as a result of the change in profitability. Corporate expenses associated with chronic beryllium disease, including litigation, medical research and testing and environmental, health and safety, declined by $1.1 million in 2001 from 2000.

     SG&A expenses increased by $17.0 million in 2000 over 1999, but were unchanged as a percent of sales. The main cause of the increase was higher legal costs associated with chronic beryllium disease, other litigation matters and the corporate restructuring. Selling expenses were $3.5 million higher in 2000 in order to support the higher sales volumes and as a result of expansion of the Company's marketing efforts. Expenses under management compensation plans were $3.2 million higher as a result of the improved level of profitability in 2000.

     Research and development (R&D) expenses totaled $6.3 million in 2001, $7.4 million in 2000 and $8.5 million in 1999. R&D expenses as a percent of sales were 1.3% in both 2001 and 2000 and 1.9% in 1999. The spending level within R&D was reduced in 2001 as part of the Company's overall cost reduction efforts. Given the need to reduce spending levels, the R&D investment has become more focused on the most critical projects. Expenses were lower in 2000 than in 1999 as a result of a planned reduction in the R&D activities supporting the Beryllium Products unit.

     Other-net expense was $0.4 million in 2001 compared to $0.7 million in 2000 and $2.3 million in 1999. Other-net includes exchange gains of $2.3 million in 2001, $4.0 million in 2000 and $2.2 million in 1999. The financing fee on copper and precious metal inventories was $1.5 million lower in 2001 than in 2000 as a result of reduced inventories and lower available market rates. This expense was $0.3 million higher in 2000 than it was in 1999 due to the addition of a new copper financing arrangement during the first quarter 2000. The other-net line also includes the gain or loss on the disposal of fixed assets, bad debt expense, amortization of intangible assets and other non-operating items.

     The Company had an operating loss of $14.1 million in 2001 compared to an operating profit of $23.0 million in 2000 and $10.6 million in 1999. The reduced margins, due primarily to the lower sales volumes plus the impact of expense level changes, caused the $37.1 million difference in profits between 2001 and 2000. Profit was higher in 2000 than in 1999 as a result of the higher sales generating improved margins offset in part by higher expenses.

     Interest expense was $3.3 million in 2001 versus $4.7 million in 2000. Interest capitalized in association with long-term capital projects was $0.4 million higher in 2001 than it was in 2000. The average effective borrowing rate was lower in 2001 than in 2000 as was the daily average outstanding debt. Interest expense was $0.5 million higher in 2000 than it was in 1999 as the effect of a higher average borrowing in 2000, caused by higher market rates and an increase to the Company's credit spread, more than offset the benefit of slightly lower debt levels.

     The loss before income taxes was $17.4 million in 2001 compared to income before income taxes of $18.3 million in 2000 and $6.4 million in 1999. A tax benefit rate of 40.9% was applied against the loss before income taxes in 2001. The major changes from the statutory rate include the impact of benefits from foreign source income and percentage depletion. The effective income tax rate was 22.7% of income before income taxes in 2000 while an income tax benefit rate of 0.8% was used in 1999. The benefits from foreign source income and depletion applied to 2000 and 1999 as well. The 1999 rate was affected by a large research and experimentation tax credit. See Note H to the Consolidated Financial Statements for a reconciliation between the statutory and effective tax rates.

     The net loss for 2001 was $10.3 million, or $0.62 per share diluted, compared to net income of $14.2 million, or $0.86 per share diluted, in 2000 and $6.4 million, or $0.40 per share diluted, in 1999.

SEGMENT DISCLOSURE

     The Company aggregates its businesses into two reportable segments - the Metal Systems Group and the Microelectronics Group. In prior years, corporate expenses, as well as the operating results from the Company's beryllium mine and extraction mill in Utah, historically were not included in either segment and were shown in the "All Other" column in the segment disclosures.

     As a result of the corporate restructuring completed on January 1, 2001, the Company changed how costs flow between its various businesses and the corporate office. Certain costs that previously were recorded at the corporate office, primarily expenses related to beryllium health and safety and chronic beryllium disease, are being charged to the responsible businesses beginning in the first quarter 2001. Beginning in 2001, the "All Other" column in the segment disclosures includes the operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's operating expenses. BEM Services charges a management fee for the services it provides, primarily corporate, administrative and financial oversight, to the other businesses within the Company on a cost-plus basis. Brush Resources sells

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

beryllium hydroxide, produced through its Utah operations, to outside customers and to businesses within the Metal Systems Group. The 2000 and 1999 segment results presented in Note L to the Consolidated Financial Statements, as well as in this Management's Discussion and Analysis, have been revised to reflect these changes on a pro forma basis. Management believes that these changes should more accurately reflect the operating results of its businesses on a go forward basis.

METAL SYSTEMS GROUP

                                               2001        2000       1999
                                               ----        ----       ----
(Millions)
Net Sales . . . . . . . . . . . . . . .   $   295.7   $   378.2  $    306.1
Operating Profit (Loss) . . . . . . . .       (20.1)       10.2        (2.3)

     The Metal Systems Group is comprised of Alloy Products, Technical Materials, Inc. (TMI), a wholly owned subsidiary of the Company, and Beryllium Products. These operations fabricate engineered materials that provide superior electrical, electronic, thermal or structural performance in a wide variety of applications. Customers tend to be one or more tiers removed from the end market demand generators which, during volatile economic conditions, can make it more difficult for these operations to accurately forecast their sales and production requirements. The following chart summarizes the individual business unit sales as a percent of the total Metal Systems Group sales:

                                               2001       2000       1999
                                               ----       ----       ----
Percent of Segment Sales:
Alloy Products. . . . . . . . . . . . . .     73.6%       71.4%      71.9%
Technical Materials, Inc. . . . . . . . .     17.1%       22.0%      20.5%
Beryllium Products. . . . . . . . . . . .      9.3%        6.6%       7.6%

ALLOY PRODUCTS

     Alloy Products is the Company's largest business unit, accounting for over 40% of the total sales and assets, and consists of two main product families - strip products and bulk products. Strip products are primarily copper beryllium and nickel beryllium alloys that provide high conductivity, high reliability and formability. Applications for strip products include electrical connectors, switches, relays, contacts and shieldings for use in telecommunications equipment, computer and automotive electronics, appliances and related markets. Strip products are manufactured at the Company's Elmore, Ohio and Reading, Pennsylvania facilities.

     Sales of strip products declined 23% in 2001 from 2000 after growing 20% in 2000. The fall off in 2001 sales as well as the growth in sales in 2000 are attributable to the telecommunications and computer electronics markets. Sales into the automotive market, which remains an important market for strip products, were essentially unchanged throughout the 1999 to 2001 time period. Pounds sold of strip products were 29% lower in 2001 than in 2000. The majority of the decline in pounds sold was in the lower priced, lower beryllium-containing alloys. Pounds sold increased 28% in 2000 over 1999.

     Throughout most of 2000 and a portion of 1999, manufacturing capacity limitations constrained the growth of strip sales. A new casting and strip manufacturing facility was installed in the late 90's at the Company's Elmore, Ohio plant site. Initially, this equipment did not produce the desired output on a reliable or consistent basis and yields and performance negatively impacted capacity and costs. By diverting internal resources and securing the services of outside technicians, the Company made operating improvements and mill output increased by 24% in 2000 over 1999, although output was still not sufficient to fully meet demand during that time period. The Company continued to make further improvements in equipment reliability and capability so that by the first quarter of 2001, and prior to the decline in sales volume, production capacity was no longer constraining sales.

     Alloy bulk products are a family of copper, nickel and aluminum-based alloys manufactured in rod, bar, tube, plate and a variety of customized forms. They are used in applications that require superior strength, corrosion and wear resistance or thermal conductivity. Major applications for bulk products include bearings, bushings, housings for telecommunication equipment, plastic mold tooling and welding rods.

     Sales of Alloy bulk products decreased 10% in 2001 from 2000 while sales in 2000 were 33% higher than 1999. Pounds sold were 13% lower in 2001 than 2000 after growing 16% in 2000 over 1999. Demand from the undersea telecommunications market, which was responsible for a large part of the sales growth in 2000, slowed down in the second half of 2001. Management anticipates that demand from this market will continue to be soft throughout 2002. Sales into the industrial components market were lower in 2001 than in 2000 while demand from the plastic tooling market softened in 2001 from the 2000 levels after having grown slightly in 2000.

     Alloy products are distributed through the Company's domestic and international service centers as well as through independent agents. In the third quarter 2001, the Company closed the smallest of its four domestic service centers as a result of the declining sales volumes. The Company believes that its customers can receive the same high quality of service from one of the other existing distribution points.

TECHNICAL MATERIALS, INC.

     TMI produces clad inlay and overlay metals, precious and base metal electroplated systems, electron beam welded systems, contour profiled metal systems and solder-coated metal systems. These engineered material systems provide varied electrical, thermal or mechanical properties from a surface area or particular section. Major applications for TMI's products include semi-conductors, contacts and connectors, while major markets include telecommunications, automotive and computer electronics.

     After experiencing an eight-year trend of annual double-digit sales growth, including a record sales year in 2000, TMI sales decreased 39% in 2001. Management believes that the sales decline in 2001 is due to the economic condition of TMI's markets rather than a loss of market share or technological obsolescence. In response to the declining sales and incoming order rates, TMI implemented cost reduction initiatives in the second quarter 2001. These initiatives, which continued throughout the year, included reductions in force, reduced work hours for hourly and salary personnel and cost control programs. As a result, TMI remained profitable for 2001 despite the significantly lower volumes.

     TMI's sales grew 33% in 2000 over sales in 1999 with the majority of the growth in inlay and plated products. The TMI facility operated at close to capacity during much of 2000 and TMI continued its incremental capacity and capability expansion programs.

BERYLLIUM PRODUCTS

     Beryllium Products is the smallest of the Company's businesses with operations in Elmore, Ohio and Fremont, California that produce pure beryllium metal and beryllium aluminum alloys in a variety of customized forms. These products are uniquely positioned in that they provide a combination of high stiffness and low density. Major markets for beryllium products include defense, electronics, medical and optical scanning. Sales of beryllium products increased 11% in 2001 over 2000 after increasing slightly in 2000 over 1999. The growth in 2001 was caused by improved defense-related demand and increased sales of acoustic components for high performance loudspeaker applications. The Company anticipates that defense-related orders should continue to improve in 2002 over 2001.

METAL SYSTEMS GROUP GROSS MARGIN AND EXPENSES

     The gross margin on Metal Systems Group sales declined by $39.3 million in 2001 from 2000, $31.7 million of which resulted from the lost margin contribution on the lower sales. The majority of the Company's unfavorable foreign currency translation impact affected Metal Systems Group's margins. The balance of the decline in margins was caused by the lower production volumes and unabsorbed manufacturing overhead costs.

     The gross margin grew $17.8 million in 2000 from 1999 on a $72.1 million sales increase. Offsetting a portion of the improved volume benefit was the $4.4 million unfavorable foreign currency translation difference and a $5.9 million increase in manufacturing overhead spending. The higher spending was caused by a $1.7 million increase in lease payments for the Elmore strip mill equipment, as well as salary, fringe benefit and maintenance cost increases.

     SG&A, R&D and other-net expenses were $9.0 million lower in 2001 than in 2000 as a result of the cost reduction efforts and the lower incentive compensation accrual. In addition, sales commissions and travel and entertainment expenses decreased approximately $1.3 million in 2001 from 2000, as those expenses tend to vary with the sales level. In 2000, SG&A, R&D and Other-net expenses were $5.4 million higher than in 1999. The growth in expenses in 2000 was due to higher incentive compensation and additional sales and marketing efforts.

     The Metal Systems Group operating loss was $20.1 million in 2001 compared to a $10.2 million operating profit in 2000 and a $2.3 million operating loss in 1999.

MICROELECTRONICS GROUP

                                                    2001       2000       1999
                                                    ----       ----       ----
(Millions)
Net Sales. . . . . . . . . . . . . . . . . . $    169.6   $   179.1  $   140.6
Operating Profit . . . . . . . . . . . . . .        4.6         8.4        8.6

     The Microelectronics Group (MEG) consists of Williams Advanced Materials Inc. (WAM), a wholly owned subsidiary of the Company, and Electronic Products. These business units manufacture customized precision parts that are sold to assemblers and other fabricators of electronic components and equipment. The following chart summarizes the individual business unit sales as a percent of the total MEG sales:

                                              2001        2000      1999
                                              ----        ----      ----
Percent of Segment Sales:
Williams Advanced
 Materials Inc. . . . . . . . . . . . . .     79.8%      76.1%      77.2%
Electronic Products . . . . . . . . . . .     20.2%      23.9%      22.8%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Williams Advanced Materials Inc.

     WAM manufactures precious, non-precious and specialty metal products at various facilities in the U.S. and Asia. Major product lines manufactured by WAM include vapor deposition materials, clad and precious pre-forms, high-temperature braze materials, frame lid assemblies and ultra fine wire. These materials are sold into the wireless, semiconductor and hybrid microelectronics market. The optical media, magnetic head, electron tube, aerospace and decorative and performance film markets represent important markets and applications for WAM's materials as well. WAM's in-house refining operations offer an additional service to customers by reclaiming precious metals from their scrap while also providing a cost-effective method of reclaiming precious metals from WAM's internally generated scrap.

     WAM's sales declined by 1% in 2001 compared to 2000 after growing 26% in 2000 over 1999. The cost of the precious metal content is passed through to customers and WAM earns its margin on its fabrication or value added, which is the sales less the cost of the metal. Therefore, the cost and mix of the metals sold can affect the sales value, but not necessarily the margins or profits. In 2001, WAM's value added increased 18% over 2000 while the value added in 2000 was 4% higher than it was in 1999.

     The majority of the increase in value added resulted from the strong demand from magnetic resistive (MR) and giant magnetic resistive (GMR) applications within the magnetic head market. These materials are produced by PureTech, a wholly owned subsidiary that WAM acquired in 1998. Demand for vapor deposition materials for digital videodisks from the optical media storage market also remained strong in 2001, as it was in 2000, while the demand for these materials from the wireless segment of the microelectronics market was soft throughout most of the current year. Demand for fiber optics applications, which was partially responsible for the value-added growth in 2000, softened in the second half of 2001. Demand for high temperature braze materials declined in 2001 due to market conditions after growing slightly in 2000.

     In June 2001, WAM purchased manufacturing assets in the Philippines and the U.S. used for the production of frame lid assemblies from a former competitor who was exiting the business. As a result, WAM's frame lid assembly sales and value added increased in the second half of 2001.

ELECTRONIC PRODUCTS

     Electronic Products manufactures beryllia ceramics, electronic packages, circuitry and powder metallurgy products for sale to the telecommunications, automotive electronics and defense markets. Major applications for these materials within the telecommunications market include fiber optics and wireless communications equipment. Sales from this unit were 20% lower in 2001 than in 2000 after growing 33% in 2000 over 1999. The decline in the current year was due to the soft demand from the telecommunications market, which typically accounts for approximately 70% of Electronic Products' sales. The majority of the sales fall off in 2001 was in beryllia ceramics, which is a mature product line with a limited customer base. Circuitry sales started to grow in the fourth quarter of 2000 and that growth continued into the first half of 2001 as a result of increased orders for fiber optic applications. While defense-related orders for circuitry increased in the second half of the year, total sales for those products started to slow down. Sales of electronic packages declined in 2001 while powder metallurgy product sales were unchanged. The growth in Electronic Products' sales in 2000 was caused by increased demand for beryllia ceramics, with a portion of that growth resulting from a competitor exiting the business in 1999. Sales of electronic packages and circuitry were also higher in 2000 than in 1999.

MICROELECTRONICS GROUP GROSS MARGIN AND EXPENSES

    The gross margin on MEG sales declined by $3.6 million in 2001 from 2000 as a result of the lower sales volume. A favorable product mix, mainly from WAM, offset the unfavorable impact of the lower production levels and inventory valuation adjustments within Electronic Products. The gross margin in 2000 was $2.9 million higher than in 1999. Improved volumes contributed $10.7 million of additional margins, which was offset in part by higher manufacturing overhead spending of $4.3 million, inventory adjustments of $2.5 million and an unfavorable product mix.

     SG&A, R&D and other-net expenses grew by $0.1 million in 2001 over 2000 as manpower reductions and the lower metal financing fee helped to keep expense levels essentially flat with the previous year. In 2000, these expenses grew $3.1 million over 1999 levels primarily in order to support the higher sales volumes.

     Operating profit for the MEG was $4.6 million in 2001, or 2.7% of sales, $8.4 million in 2000, or 4.7% of sales, and $8.6 million in 1999, or 6.1% of sales. The decline in profitability in 2001 was due to the lower margin contribution as a result of the lower sales volume.

INTERNATIONAL SALES AND OPERATIONS

                                          2001       2000       1999
                                          ----       ----       ----
(Millions)
From International Operations . . . $     86.8  $    98.4  $   87.2
Exports from U.S. Operations. . . .       47.5       51.2      50.3
                                    ----------  ---------  ---------
Total International Net Sales . . . $    134.3  $   149.6  $  137.5
                                    ==========  =========  =========
Percent of Total Net Sales. . . . .        28%        27%       30%

     The international sales in the above table are included in the Metal Systems Group and MEG sales figures previously discussed. The majority of the Company's international sales are to Western Europe, Asia (particularly the Pacific Rim and South Asia) and Canada. International sales in 2001 to Europe and Asia declined while sales to Canada increased from the 2000 levels. Sales from the international operations were negatively impacted by the previously discussed currency translation effect in 2001 and 2000. Local competition limits the Company's ability to adjust selling prices to compensate for currency exchange rate movements. The exports from the U.S. are predominately denominated in dollars.

     The Company has two service centers in Europe and two in Asia, primarily for the distribution of alloy products, although these facilities provide additional support for various other businesses within the Company. WAM has finishing operations in Singapore as well as a finishing operation in the Philippines that was acquired in 2001. The Company also has several additional sales offices throughout the world along with a network of independent agents and distributors.

     The international markets and their long-term growth potential remain strategically important to the Company. Geographic expansion of the Company's marketing efforts is a key for future sales growth. The major markets served by international operations are similar to the domestic markets; i.e., telecommunications, computer electronics and automotive electronics. The Company's market share is smaller overseas than it is domestically.

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

     The following table summarizes the historic trend in CBD cases:

                                                            December 31,

                                                     2001       2000       1999
                                                     ----       ----       ----
Total cases pending ...........................      76          71          37
Total plaintiffs ..............................     193         192         119
Number of claims (plaintiffs)
 filed during period ended ....................   19(37)      38(87)      20(28)
Number of claims (plaintiffs)
 settled during period ended ..................    2 (3)       2 (5)       2 (4)
Aggregate cost of settlements
 during period ended
 (dollars in thousands)  ......................   $ 570       $ 730       $ 183
Number of claims (plaintiffs)
 otherwise dismissed ..........................   12(31)       2 (9)       0 (0)
Number of claims (plaintiffs)
 voluntarily withdrawn ........................    0 (2)       0 (0)       0 (0)

     Additional CBD claims may arise. Management believes that the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of customers) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. In class actions, plaintiffs have historically encountered difficulty in obtaining class certification. A reserve was recorded for CBD litigation of $13.0 million at December 31, 2001 and $9.1 million at December 31, 2000. A receivable was recorded of $6.6 million at December 31, 2001 and $4.7 million at December 31, 2000 from the Company's insurance carriers as recoveries for insured claims.

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

     While the Company is unable to predict the outcome of the current or future CBD proceedings, based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or the cash flow of the Company. However, the Company's results of operations could be materially affected by unfavorable results in one or

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

more of these cases. During the fourth quarter of 2001 and into the first quarter of 2002, the Company was engaged in settlement negotiations involving 21 of the above-referenced cases (involving 88 plaintiffs). As a result of this proposed settlement and the Company's current successes in defeating class certification, the Company is optimistic that all pending class actions against it will be dismissed. The Company's periodic reports will provide details concerning this potential settlement and other litigation updates, as appropriate.

     Standards for exposure to beryllium are under review by governmental agencies, including the United States Occupational Safety and Health Administration, and by private standard-setting organizations. One result of these reviews might be more stringent worker safety standards. More stringent standards, as well as other factors such as the adoption of beryllium disease compensation programs and publicity related to these reviews may also affect buying decisions by the users of beryllium-containing products. If the standards are made more stringent or the Company's customers decide to reduce their use of beryllium-containing products, the Company's operating results, liquidity and capital resources could be materially adversely affected. The extent of the adverse effect would depend on the nature and extent of the changes to the standards, the cost and ability to meet the new standards, the extent of any reduction in customer use and other factors that cannot be estimated.

FINANCIAL POSITION

WORKING CAPITAL

     While the Company had a net loss of $10.3 million in 2001, cash flow from operations was $22.5 million. The difference was primarily a result of the effects of depreciation and changes in working capital. Net cash generated from operations was $35.4 million in 2000. Cash balances totaled $7.0 million at December 31, 2001, an increase of $2.7 million for the year.

     Accounts receivable declined $37.7 million in 2001, primarily due to the significant reduction in sales. Receivables were also lower due to a three-day improvement in the days sales outstanding. Accounts written off to bad debts totaled $0.2 million in 2001. Accounts receivable were $92.3 million at December 31, 2000, an increase of $12.5 million during the year due to the higher sales volumes. The days sales outstanding also improved three days in 2000.

    Inventories were $6.5 million lower at the end of 2001 than at the end of 2000. However, inventories increased in the first half of 2001 as various businesses were anticipating continued sales increases and as a result of a temporary build as part of a planned shift in the location of buffer work-in-process inventories. Since the end of the second quarter 2001, inventories were reduced $20.6 million. The Metal Systems Group accounted for the majority of the inventory reduction in 2001. Alloy inventory pounds were down 26% at year end 2001 from year end 2000, with the reduction coming in lower valued in-process and raw material inventories. In addition, Alloy significantly reduced the quantity of no-value scrap pounds on the Elmore plant site during 2001. Inventories grew $5.1 million in 2000 partially to support the sales growth in that year. Inventories also increased within Alloy operations in 2000 due to the inefficiencies within the Elmore strip mill operations. Longer lead times on various bulk products contributed to the inventory build as well.

     Accounts payable declined by $20.8 million during 2001 as a result of the reduced level of business activity and lower spending levels. The other liabilities and accrued items, salaries and wages, and taxes other than income taxes, decreased $4.8 million, mainly as a result of the lower incentive compensation accrual at year end 2001 compared to year end 2000. Other long-term liabilities increased by $7.0 million due to the recognition of derivative financial instruments under new accounting regulations effective beginning in 2001 and as a result of changes in litigation reserves. Accounts payable, other liabilities and accrued items and other long-term liabilities all increased in 2000 compared to 1999 in response to the higher levels of business.

     The Company utilized $2.5 million in 2001 and $2.1 million in 2000 of excess assets from its defined pension plan to fund payments under its retiree medical plan. These transfers of funds were made in accordance with IRC Section 420 guidelines, which state that this type of transfer can only be made if certain criteria are satisfied, including having a minimum pension plan over-funded position of 125%. See Note J to the Consolidated Financial Statements. The Company does not anticipate making a similar transfer in 2002.


DEPRECIATION AND AMORTIZATION

     Depreciation, depletion and amortization totaled $20.9 million in both 2001 and 2000. Amortization of deferred mine development was $0.7 million in 2001 and $1.8 million in 2000. The Company amortizes mine development costs based upon the units of production method as ore is extracted from the pits. The lower amortization in 2001 resulted from reduced mining activity in that year.

CAPITAL EXPENDITURES

     Capital expenditures for property, plant and equipment and mine development were $23.3 million in 2001. While this is a $1.7 million increase over expenditures in 2000, the Company slowed down the spending rate in the second half of 2001. Capital expenditures were $15.8 million in the first half of 2001 and only $7.5 million in the second half of 2001. Expenditures for the Metal Systems Group were $13.0 million in 2001 compared to $12.8 million in 2000. Major projects for the Metal Systems Group included a new annealer for bulk product manufacturing in Elmore, a furnace line for strip product manufacturing in Reading and additional plating and weld lines for TMI. Expenditures for the MEG were $6.5 million in 2001 and $5.9 million in 2000. Major projects within the MEG included an expansion of the thick film circuit manufacturing facility in Oceanside, California and the acquisition of the frame lid assembly manufacturing assets by WAM.

     The Company also purchased land and mineral rights that were previously leased by its mining operations in Utah and land adjacent to its Utah extraction mill for $1.3 million. The purchased mineral rights cover approximately 95% of the Company's proven mineral reserves. The purchase provided additional security over the Company's mineral rights.

DEBT AND OFF-BALANCE SHEET OBLIGATIONS

     Total debt on the balance sheet was $74.8 million at December 31, 2001, an increase of $6.1 million since December 31, 2000. Short-term debt increased $2.1 million and long-term debt increased $4.0 million during the year. Overall debt increased in the first half of 2001, but then declined over the last six months as the Company reduced its working capital and other cash outlays. Short-term debt totaled $27.6 million at December 31, 2001 and included $8.2 million of foreign currency denominated debt and $6.6 million of precious metal denominated debt. The remaining $12.8 million of short-term debt was borrowed under a $65.0 million revolving credit agreement. The $12.8 million short-term revolver borrowing includes $6.0 million denominated in yen that is used as a hedge of the investment in the Company's subsidiary in Japan. Long-term debt at December 31, 2001 included an $8.3 million variable rate industrial development bond, a $3.0 million variable rate demand bond, a $1.0 million promissory note and $35.0 million borrowed under the revolving credit agreement. Available loan capacity under the revolver was $17.2 million as of year end 2001.

     The Company renegotiated its revolving credit agreement effective as of December 2001. The amended revolver is an asset- based lending arrangement with the banks taking a security interest in a portion of the Company's domestic accounts receivable, inventory and certain fixed assets up to a maximum of $65.0 million. The amendment revised or eliminated various covenants, including covenants regarding interest coverage, leverage, capital expenditure levels and permitted acquisitions. The amendment also prohibits the declaration of future dividends for the remaining term of the agreement. The most restrictive covenant is the ratio of funded debt to earnings before interest, income taxes, depreciation, amortization and certain lease expense.

     In addition to the $74.8 million of debt on the balance sheet, the Company has two off-balance sheet operating leases that finance a portion of the Alloy Products' manufacturing equipment and facility at the Elmore plant site. The equipment being leased had an original cost of $59.8 million. The payments under this lease were structured to increase over time, as the payments for the first three-year base term, which ends in March 2002, did not include any principal amortization. Payments under the equipment lease are estimated to be $9.1 million in 2002, a $3.7 million increase over 2001. The amended covenants under this lease are similar to that of the Company's revolving line of credit. The facility, which had an original cost of $20.3 million, is being leased over a 14-year period beginning in 1997. Payments under this lease are $2.3 million per year. The Company also has other smaller operating leases for various facilities and pieces of office and manufacturing equipment. See Note E to the Consolidated Financial Statements for additional leasing details.

     The Company maintains a portion of its precious metal inventories at its facilities on a consignment basis in order to reduce its price exposure. See the "Market Risk Disclosures" section of the Management's Discussion and Analysis for additional details. The notional value of this inventory was $25.6 million at December 31, 2001 and $51.1 million at December 31, 2000. The value of the consigned precious metals declined during 2001 as a result of an inventory reduction program, improved operating efficiencies and lower metal prices. The Company also has an off-balance sheet financing arrangement with a bank for a portion of its copper-based inventories. The notional value of this arrangement was $6.6 million at December 31, 2001 and $9.0 million at December 31, 2000. Since these inventories are owned by third parties, their costs are not reflected in the Company's consolidated balance sheets.

     A summary of contractual payments under long-term debt agreements, operating leases and material purchase commitments by year is as follows:

                                                     Payments Due In
                                        ----------------------------------------
                                           2002    2003    2004    2005    2006
                                           ----    ----    ----    ----    ----
(Dollars in Millions)
Long-term Debt
 Repayments .........................   $    -- $  35.0 $    -- $   0.6 $   0.6

Elmore Building Lease
 Payments ...........................       2.3     2.3     2.3     2.3     2.3
Other Operating Lease
 Payments ...........................       2.8     2.5     2.3     1.8     1.0
                                        ------- ------- ------- ------- -------
  Subtotal Non-cancelable
   Leases ...........................       5.1     4.8     4.6     4.1     3.3
Elmore Equipment Lease
 Payments ...........................       9.1    10.1    10.0     9.9     9.9

Purchase Commitments ................       9.4    11.3    20.1    14.6    16.2
                                        ------- ------- ------- ------- -------
Total ...............................   $  23.6 $  61.2 $  34.7 $  29.2 $  30.0
                                        ======= ======= ======= ======= =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     The $35.0 million debt repayment represents the amount outstanding under the revolving credit agreement as of December 31, 2001. The revolver matures in October 2003, but it is the Company's intention, and past practice, to extend the term of the agreement prior to the actual maturity date. The $35.0 million may also be partially or fully repaid prior to the maturity in 2003 depending upon the Company's cash availability and requirements. The subtotal of the Elmore building lease payments and the other operating lease payments represents the amounts due under all non-cancelable operating leases with initial terms in excess of one year as of December 31, 2001. The Company has the option to renew the Elmore equipment lease annually for seven years beginning in 2002. The chart assumes the renewal of the lease each year. The purchase commitments are for raw materials to be acquired under long-term supply agreements. See Note K to the Consolidated Financial Statements.

COMMON STOCK

     The Company suspended its regular quarterly dividend of $0.12 per outstanding share in the third quarter 2001 in order to improve the Company's future cash position in light of the current operating loss and market conditions. As a result, dividends paid declined to $6.0 million in 2001 compared to $7.9 million in 2000. Cash received from the exercise of stock options under employee compensation plans totaled $1.8 million in 2001 and $3.7 million in 2000. The 2001 proceeds were all received in the first half of the year when the Company's stock price was trading at higher levels.

OTHER

     Funds from operations plus the available borrowing capacity are believed to be adequate to support operating requirements, capital expenditures and remediation projects. In early 2002, a major outside rating agency reduced the Company's credit rating. Because of this lower rating, coupled with the Company's current debt-to-equity ratio and the recent operating losses, the ability to raise debt financing in excess of the existing revolving credit agreement and other established lines may be limited in 2002.

     The Company attempts to maintain cash balances at a minimum with any excess cash used to reduce overnight or other short-term borrowings. Cash balances, if any, are invested in high quality, highly liquid investments.

ENVIRONMENTAL

     As indicated in Note K to the Consolidated Financial Statements, the Company has an active program of environmental compliance. For environmental remediation projects, estimates of the probable costs are made and reserves are established accordingly. The environmental remediation reserve balance was $7.5 million at December 31, 2001 and $8.2 million at December 31, 2000.

ORE RESERVES

     The Company's reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately 7%. About 87% of beryllium in ore is recovered in the extraction process. The Company augments its proven reserves of bertrandite ore through the purchase of imported beryl ore (approximately 4% beryllium), which is also processed at the Utah extraction plant.

     Beginning in 1998, updated computer models have been used to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling has affected the total ore reserves to some degree, although there was no development drilling activity in 2001. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Reserves declined in 2001 in part due to the termination of a particular lease and option during the year. As previously noted, the Company now owns, as opposed to leases, approximately 95% of the proven reserves. Based upon average production levels in recent years, proven reserves would last seventy-five years or more. Ore reserves classified as possible are excluded from the following table.

                              2001      2000   1999    1998    1997
                              ----      ----   ----    ----    ----
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons)  ..........   7,270     7,690  7,769   7,747   6,924
Grade % beryllium.........  0.268%    0.263% 0.265%  0.259%  0.249%

Probable bertrandite
  ore reserves at
  year end (thousands
  of dry tons)  ..........    3,081    3,166  3,081   3,535   6,750
Grade % beryllium.........   0.219%   0.217% 0.215%  0.210%  0.277%

Bertrandite ore
  processed
  (thousands of dry
  tons, diluted)  ........      48      84      93     113     110
Grade % beryllium,
  diluted ................   0.224%  0.235%  0.240%  0.234%  0.229%

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements requires the inherent use of estimates and management's judgment in establishing those estimates. The following are the most significant accounting policies used by the Company that rely upon management's judgment.

     ACCRUED LIABILITIES. The Company has various accrued liabilities on its balance sheet that are based in part upon management's judgment, including its accruals for litigation, environmental remediation and workers' compensation costs. The Company establishes these accruals at the best estimate determined by a review of the available facts with management and independent advisors and specialists as appropriate. If a best estimate cannot be determined, the accrual is established at the low end of the estimated reasonable range, as proscribed under SFAS No. 5, "Accounting for Contingencies". The accruals only cover identified and/or asserted claims; future claims could, therefore, give rise to increases to the accruals. The accruals are adjusted as the facts and circumstances change. The accruals may also be adjusted due to changes in the Company's strategies or regulatory requirements. The legal defense costs associated with these matters are expensed as incurred and are not included in the accruals. The ultimate resolution of the underlying item being accrued may indeed be lower or higher than the established accrued liability, which would then result in an additional charge or credit against income. See Note K to the Consolidated Financial Statements for further discussion on contingencies and commitments.

     PENSIONS. The Company has a defined benefit pension plan that covers a large portion of its current and former domestic employees. The Company accounts for this plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Under Statement No. 87, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset and current period income or expense. The actuaries will adjust their assumptions to reflect changes in demographics and other factors as needed. The Company will periodically review other key assumptions, including the expected return on plan assets and the discount rate, against actual results, trends and industry standards and make adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period. The Company currently has assumed that the expected long-term rate of return on plan assets is 10%. While recent returns have been less than that, the Company's experience indicates that the 10% return over the long term is reasonable. Should the assets continue to earn a return less than 10%, in all likelihood, future pension income would decline. The Company establishes the discount rate used to determine the present value of the projected benefit obligation at the end of each year. The rate is established based upon the available market rates for high-quality, fixed income investments. As of December 31, 2001, the Company elected to use a discount rate of 7.125%. An increase to the discount rate would reduce the future pension expense and conversely, a lower discount rate would raise the future pension expense. See Note J to the Consolidated Financial Statements for additional details on the Company's pension plan.

     LIFO INVENTORY. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage and benefit increases. Therefore, the Company uses the last-in, first-out (LIFO) method for costing the majority of its domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO expense in a given year is dependent upon the inflation rate impact on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and the inventory balance.

     DEFERRED TAX ASSETS. The Company records deferred tax assets and liabilities in accordance with SFAS No. 109, "Accounting For Income Taxes". The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. The Company reviews the expiration date of the deferrals to determine if the deferral will or can be realized. If it is determined that it is not probable the deferral will be realized, a valuation allowance is established for that item. Certain deferrals, including the alternative minimum tax credit, do not have an expiration date. The Company did not have a valuation allowance established against any of its deferred tax assets as of December 31, 2001. However, should the Company continue to generate pre-tax losses, a valuation allowance for all or part of its deferred tax assets may become necessary in a subsequent period. See Note H to the Consolidated Financial Statements for additional deferred tax details.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     DERIVATIVES. The Company uses derivative financial instruments to hedge its foreign currency, interest rate and commodity price exposures. See Note F to the Consolidated Financial Statements and the "Market Risk Disclosures" section of this Management's Discussion and Analysis for more details on the Company's derivatives. The Company applies hedge accounting when a highly effective hedge relationship can be documented and maintained. By so doing, changes in the fair value of the derivative are recorded in equity until the underlying hedged item matures. If the derivative does not qualify as highly effective, changes in its fair value are charged against income in the current period. The Company secures derivatives with the intention of hedging existing or forecasted transactions only and the Company does not engage in speculative derivative trading. The Company's annual budget and quarterly updated forecasts serve as the basis for determining forecasted transactions.

MARKET RISK DISCLOSURES

     Consistent with the prior year, the Company is exposed to commodity price, interest rate and foreign exchange rate differences. The Company attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivatives. See Note F to the Consolidated Financial Statements. The Company's use of derivatives is governed by policies adopted by the Board of Directors.

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

     The Company is charged a consignment fee by the financial institutions that actually own the precious metal. This fee, along with the interest charged on the gold denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances the Company will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals used by the Company increase by 15% from the prices on December 31, 2001, the additional pre-tax cost to the Company on an annual basis would be approximately $0.2 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

     The Company also uses base metals, primarily copper, in its production processes. Fluctuations in the market price of copper are passed on to customers in the form of price adders or reductions for the majority of the copper sales volumes. However, when the Company cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. To hedge this exposure, the Company enters into copper price hedge (swap) contracts with financial institutions that exchange a variable price of copper for a fixed price. By so doing, the difference between the Company's purchase price and selling price of copper will be a known, fixed value for the quantities covered by the swaps. Based upon copper swaps outstanding at December 31, 2001 that will mature during 2002, management estimates a 10% decrease in the price of copper from the December 31, 2001 level will increase the pre-tax loss on these contracts by approximately $0.7 million. This calculation excludes the additional profit that the Company anticipates it would make by selling copper at a fixed price that cost 10% less than it does on December 31, 2001.

     The Company is exposed to changes in interest rates on its debt and cash. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed-rate instruments. The Company also uses interest rate hedge contracts to fix the interest rate on variable debt obligations, as it deems appropriate. Excess cash, if any, is typically invested in high-quality instruments that mature in seven days or less. If interest rates were to increase 200 basis points (2%) from the December 31, 2001 rates and assuming no changes in debt or cash from the December 31, 2001 levels, the additional annual net expense would be approximately $0.6 million on a pre-tax basis. The calculation excludes any additional expense on fixed rate debt that upon maturity may or may not be extended at the prevailing interest rates.

     The Company sells products in foreign currencies, mainly the euro, yen and sterling. The majority of these products' costs are incurred in U.S. dollars. The Company is exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin will be reduced. The Company does not change the price of its products for short-term exchange rate movements because of its local competition. To minimize this exposure, the Company purchases foreign currency forward contracts, options and collars. Should the dollar strengthen, the decline in margins should be offset by a gain on the contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge. If the dollar weakened 10% against all currencies from the December 31, 2001 exchange rates, the reduced gain and/or the increased loss (as applicable) on the outstanding contracts as of December 31, 2001 would reduce pre-tax profits by approximately $1.8 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency denominated income statement or balance sheet item.

     The notional value of the outstanding currency contracts declined from $51.6 million at December 31, 2000 to $28.5 million at December 31, 2001 as a result of lower projected business levels and a reduction in the coverage of exposures in excess of one year. The notional value of the copper swaps was $11.1 million at December 31, 2001 and $9.1 million at December 31, 2000. The notional value of the outstanding interest rate swaps was $57.8 million at December 31, 2001. An interest rate swap that hedged the initial term of a variable rate operating lease matured in the fourth quarter 2001.

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as of January 1, 2001. Accordingly, the Company began recording the fair value of all derivative financial instruments on its balance sheet in 2001. The fair value was determined by financial institutions and represents the market price for the instrument between two willing parties as of the balance sheet dates. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under SFAS No. 133 guidelines. The fair value of the outstanding foreign currency contracts was an asset of $2.9 million at December 31, 2001, indicating that the average hedge rates were more favorable than the actual year-end market exchange rates. The fair value of the outstanding copper swaps as of December 31, 2001 was a loss of $1.3 million as the current market prices for copper were lower than the average swapped price. The fair value of the interest rate swaps was a loss of $3.4 million as the available interest rates were lower than the rates fixed under the swap contracts. One seven-year swap accounts for $3.3 million of the $3.4 million loss. The net derivative loss recorded in equity (in other comprehensive income) was $2.1 million as of December 31, 2001.

OUTLOOK

     The Company believes that it offers high quality, competitively priced products that are well positioned in the markets they serve. The key to the Company's profitability in 2002 is the economic condition of the Company's major markets - telecommunications and computer electronics. The major demand generators in these markets indicate that they have little visibility into the demand for their products in their end-use markets, which makes it difficult for the Company to accurately predict when its sales will start to improve. The Company's research and marketing efforts continue to explore new opportunities and attempt to capture new applications, but these tend to be long-term efforts that do not necessarily impact the current year's sales. Based upon the available data, the Company is forecasting sales to slowly improve from the fourth quarter 2001 levels beginning in the second quarter of 2002. Given the high level of sales in the first half of 2001, even with this improvement, total 2002 sales may be lower than sales in 2001.

     The cost reduction steps taken by the Company during 2001 have reduced the breakeven point in 2002. Management believes that a large portion of the 22% manpower reduction in 2001 is of a permanent nature. The Company's alloy strip mill operations made improvements in 2001, solving issues that had constrained capacity and productivity in the prior years. Therefore, when sales do improve, the Company's level of profitability should improve faster than it would have otherwise.

     Other steps taken in 2001, including the suspension of the quarterly dividend, will help conserve cash and improve the level of outstanding debt in the coming quarters. Until sales and profits grow, however, portions of the business will be operated on a short-term cash generation basis, which means aggressive management of working capital levels and capital expenditure requirements. The Company anticipates capital expenditures to be in the $12 to $15 million range in 2002 compared to over $23 million in 2001.

     The Company made significant progress in its CBD litigation in 2001. Courts in various jurisdictions consistently ruled in the Company's favor in 2001, confirming the Company's position that it has operated in a responsible manner without intent to harm any worker. While it is difficult to predict the outcome of pending litigation, the Company is hopeful that these court decisions will favorably impact its current caseload and that the outstanding cases can be resolved without a material impact to the Company's profitability or financial position. The Company will continue its investment in protection of workers from CBD, including education, work place practice improvements and medical research.

                 REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Brush Engineered Materials Inc.

     We have audited the accompanying consolidated balance sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


/s/Ernst & Young LLP

Cleveland, Ohio
January 22, 2002


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


/s/John D. Grampa

John D. Grampa
Vice President Finance and Chief Financial Officer

--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

     Portions of the narrative set forth in this document that are not statements of historical or current facts are forward-looking statements. The Company's actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein, the condition of the markets which the Company serves, including telecommunications and computers, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets or in particular geographic regions, the Company's success in implementing its strategic plans, the timely and successful completion of pending capital expansion projects, changes in government regulatory requirements, the enactment of new legislation that impacts the Company's obligations and the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no material adverse effects.

                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
               Brush Engineered Materials Inc. and Subsidiaries,
                  Years Ended December 31, 2001, 2000 and 1999
                (Dollars in thousands except per share amounts)




                                                                        2001           2000             1999
                                                                   ----------      ----------      ----------


Net sales ....................................................     $  472,569      $  563,690      $  455,707
    Cost of sales ............................................        404,574         444,951         363,773
                                                                   ----------      ----------      ----------
Gross profit .................................................         67,995         118,739          91,934
    Selling, general and administrative expenses .............         75,315          87,577          70,561
    Research and development expenses ........................          6,327           7,437           8,506
    Other - net ..............................................            422             739           2,309
                                                                   ----------      ----------      ----------
Operating profit (loss) ......................................        (14,069)         22,986          10,558
    Interest expense .........................................          3,327           4,652           4,173
                                                                   ----------      ----------      ----------
                            INCOME (LOSS) BEFORE INCOME TAXES         (17,396)         18,334           6,385
                                                                   ----------      ----------      ----------


Income taxes (benefit):
    Currently payable ........................................           (755)          1,876             555
    Deferred .................................................         (6,367)          2,293            (609)
                                                                   ----------      ----------      ----------
                                                                       (7,122)          4,169             (54)
                                                                   ----------      ----------      ----------
                                            NET INCOME (LOSS)      $  (10,274)     $   14,165      $    6,439
                                                                   ==========      ==========      ==========


Net income (loss) per share of common stock - basic ..........     $    (0.62)     $     0.87      $     0.40
                                                                   ==========      ==========      ==========


Average number of shares of common stock outstanding - basic .     16,518,691      16,292,431      16,198,885


Net income (loss) per share of common stock - diluted ........     $    (0.62)     $     0.86      $     0.40
                                                                   ==========      ==========      ==========


Average number of shares of common stock outstanding - diluted     16,518,691      16,448,667      16,279,591






See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
               Brush Engineered Materials Inc. and Subsidiaries,
                  Years Ended December 31, 2001, 2000 and 1999
                             (Dollars in thousands)

                                                                                          2001         2000        1999
                                                                                        --------    --------    --------

Cash Flows from Operating Activities:
Net Income (Loss)  ..................................................................   $(10,274)   $ 14,165    $  6,439


Adjustments to Reconcile Net Income (Loss) to Net Cash
   Provided from Operating Activities:


   Depreciation, depletion and amortization .........................................     20,944      20,878      20,779
   Amortization of mine development .................................................        665       1,786       6,258
   Decrease (Increase) in accounts receivable .......................................     36,589     (15,453)    (16,833)
   Decrease (Increase) in inventory .................................................      5,283      (6,312)     (7,641)
   Decrease (Increase) in prepaid and other current assets ..........................        360      (1,062)     (6,487)
   Increase (Decrease) in accounts payable and accrued expenses .....................    (29,534)     16,291      16,080
   Increase (Decrease) in interest and taxes payable ................................     (5,341)      2,125       1,041
   Increase (Decrease) in deferred income taxes .....................................     (2,977)        435       6,684
   Increase (Decrease) in other long-term liabilities ...............................      2,747         608         (39)
   Other - net ......................................................................      4,013       1,931      (1,806)
                                                                                        --------    --------    --------
                                 NET CASH PROVIDED FROM OPERATING ACTIVITIES ........     22,475      35,392      24,475


Cash Flows from Investing Activities:
   Payments for purchase of property, plant and equipment ...........................    (23,130)    (21,306)    (16,758)
   Payments for mine development ....................................................       (154)       (332)       (288)
   Proceeds from sale of property, plant and equipment ..............................         16         600        --
   Other investments - net ..........................................................       --          --            37
                                                                                        --------    --------    --------
                                          NET CASH USED IN INVESTING ACTIVITIES .....    (23,268)    (21,038)    (17,009)


Cash Flows from Financing Activities:
   Proceeds from issuance/ (repayment) of short-term debt ...........................      3,869        (894)    (16,884)
   Proceeds from issuance of long-term debt .........................................     39,446      23,000      36,000
   Repayment of long-term debt ......................................................    (35,500)    (27,800)    (20,800)
   Issuance of Common Stock under stock option plans ................................      1,760       3,725         188
   Payments of dividends ............................................................     (5,967)     (7,867)     (7,843)
                                                                                        --------    --------    --------
                                   NET CASH FROM (USED IN) FINANCING ACTIVITIES .....      3,608      (9,836)     (9,339)


Effects of Exchange Rate Changes on Cash and Cash Equivalents .......................       (115)       (303)         34
                                                                                        --------    --------    --------
                                    NET CHANGE IN CASH AND CASH EQUIVALENTS .........      2,700       4,215      (1,839)
                             CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .........      4,314          99       1,938
                                                                                        --------    --------    --------
                                   CASH AND CASH EQUIVALENTS AT END OF YEAR .........   $  7,014    $  4,314    $     99
                                                                                        ========    ========    ========


See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
               Brush Engineered Materials Inc. and Subsidiaries,
                     Years Ended December 31, 2001 and 2000
                             (Dollars in thousands)


ASSETS                                                                                         2001             2000
                                                                                           ---------        ---------
CURRENT ASSETS
    Cash and cash equivalents ......................................................       $   7,014        $   4,314
    Accounts receivable (less allowance of $1,514 for 2001 and $1,677 for 2000) ....          54,616           92,334
    Inventories ....................................................................         109,110          115,643
    Prepaid expenses ...............................................................           9,910            8,525
    Deferred income taxes ..........................................................          38,672           29,263
                                                                                           ---------        ---------
                                                               TOTAL CURRENT ASSETS          219,322          250,079
OTHER ASSETS .......................................................................          33,224           31,967
PROPERTY, PLANT AND EQUIPMENT
    Land ...........................................................................           6,737            5,461
    Buildings ......................................................................          95,645           93,927
    Machinery and equipment ........................................................         324,037          299,408
    Software .......................................................................          19,949           20,134
    Construction in progress .......................................................           4,260           11,804
    Allowances for depreciation ....................................................        (284,659)        (266,200)
                                                                                           ---------        ---------
                                                                                             165,969          164,534
    Mineral resources ..............................................................           5,029            5,111
    Mine development ...............................................................          14,006           13,852
    Allowances for amortization and depletion ......................................         (13,708)         (13,037)
                                                                                           ---------        ---------
                                                                                               5,327            5,926
                                                                                           ---------        ---------
                                               PROPERTY, PLANT, AND EQUIPMENT - NET          171,296          170,460
                                                                                           ---------        ---------
                                                                                           $ 423,842        $ 452,506
                                                                                           =========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term debt ................................................................       $  27,582        $  25,435
    Accounts payable ...............................................................          13,869           34,714
    Salaries and wages .............................................................          10,051           16,590
    Taxes other than income taxes ..................................................           2,961            3,424
    Other liabilities and accrued items ............................................          21,199           19,007
    Dividends payable ..............................................................               -            1,987
    Income taxes ...................................................................           3,917            5,535
                                                                                           ---------        ---------
                                                           TOTAL CURRENT LIABILITIES          79,579          106,692

OTHER LONG-TERM LIABILITIES ........................................................          22,921           15,878
RETIREMENT AND POST-EMPLOYMENT BENEFITS ............................................          39,552           39,576
LONG-TERM DEBT .....................................................................          47,251           43,305
DEFERRED INCOME TAXES ..............................................................          20,189           17,148
SHAREHOLDERS' EQUITY
    Serial preferred stock, no par value; 5,000,000 shares authorized, none issued .               -                -
    Common stock, no par value
      Authorized 60,000,000 shares; 22,884,518 issued shares (22,764,088 for 2000) .          92,861           90,743
    Retained income ................................................................         229,986          244,221
                                                                                           ---------        ---------
                                                                                             322,847          334,964
    Common stock in treasury, 6,275,363 shares in 2001 (6,250,307 in 2000) .........        (105,041)        (104,887)
    Other equity transactions ......................................................          (3,456)            (170)
                                                                                           ---------        ---------
                                                          TOTAL SHAREHOLDERS' EQUITY         214,350          229,907
                                                                                           ---------        ---------
                                                                                           $ 423,842        $ 452,506
                                                                                           =========        =========


See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                Brush Engineered Materials Inc. and Subsidiaries,
                  Years Ended December 31, 2001, 2000 and 1999
                 (Dollars in thousands except per share amounts)

                                                               Additional                 Common       Other
                                                     Common     Paid-in-    Retained     Stock in  Comprehensive
                                                      Stock      Capital     Income      Treasury   Income(Loss)  Other     Total
                                                    --------    --------    ---------    --------- -------------  -----   ---------
                      BALANCES AT JANUARY 1, 1999   $ 22,481    $ 63,974    $ 239,230    $(104,050)   $   (67)   $  243   $ 221,811

Net income ......................................          -           -        6,439            -          -         -       6,439
Foreign currency translation adjustment .........          -           -            -            -         59         -          59
                                                                                                                          ---------
Comprehensive income ............................                                                                             6,498

Declared dividends $.48 per share ...............          -           -       (7,776)           -          -         -      (7,776)
Proceeds from sale of 12,220 shares under
 option plans ...................................         12         168            -            -          -         -         180
Income tax benefit from employees' stock options           -           8            -            -          -         -           8
Other equity transactions .......................         24        (249)           -         (272)         -       563          66
Forfeiture of restricted stock ..................          -           -            -         (243)         -        94        (149)
                                                    --------    --------    ---------    ---------    -------    ------   ---------

                   BALANCES AT DECEMBER 31, 1999      22,517      63,901      237,893     (104,565)        (8)      900     220,638

Net income ......................................          -           -       14,165            -          -         -      14,165
Foreign currency translation adjustment .........          -           -            -            -     (1,197)        -      (1,197)
                                                                                                                          ---------
Comprehensive income ............................                                                                            12,968

Transfer additional paid-in-capital to
 common stock ...................................     63,901     (63,901)           -            -          -         -           -
Declared dividends $.48 per share ...............          -           -       (7,837)           -          -         -      (7,837)
Proceeds from sale of 218,380 shares under
 option plans ...................................      3,255           -            -            -          -         -       3,255
Income tax benefit from employees' stock options         470           -            -            -          -         -         470
Other equity transactions .......................        600           -            -           36          -      (147)        489
Forfeiture of restricted stock ..................          -           -            -         (358)         -       282         (76)
                                                    --------    --------    ---------    ---------    -------    ------   ---------

                   BALANCES AT DECEMBER 31, 2000      90,743           -      244,221     (104,887)    (1,205)    1,035     229,907

Net loss ........................................          -           -      (10,274)           -          -         -     (10,274)
Foreign currency translation adjustment .........          -           -            -            -     (1,084)        -      (1,084)
Change in fair value of derivative
 financial instruments ..........................          -           -            -            -     (2,061)        -      (2,061)
                                                                                                                          ---------
Comprehensive loss ..............................                                                                           (13,419)

Declared dividends $.24 per share ...............          -           -       (3,961)           -          -         -      (3,961)
Proceeds from sale of 95,230 shares under
 option plans ...................................      1,530           -            -            -          -         -       1,530
Income tax benefit from employees' stock options         230           -            -            -          -         -         230
Other equity transactions .......................        358           -            -          277          -      (273)        362
Forfeiture of restricted stock ..................          -           -            -         (431)         -       132        (299)
                                                    --------    --------    ---------    ---------    -------    ------   ---------

                   BALANCES AT DECEMBER 31, 2001    $ 92,861    $      -    $ 229,986    $(105,041)   $(4,350)   $  894   $ 214,350
                                                    ========    ========    =========    =========    =======    ======   =========

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

NOTE A - Significant Accounting Policies

     ORGANIZATION: The Company is a holding company that owns operations in the United States, Western Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer and related electronics, automotive electronics, optical media, data storage, decorative and performance film, aerospace/defense and appliance/consumer. The Company's operations are aggregated into two business segments - the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, other precious and non-precious metal products, ceramics, electronic packages and thick film circuits. The Company is vertically integrated and distributes its products through a combination of Company-owned facilities and independent distributors and agents.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

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

                                                                     Years
                                                                     -----
Land improvements . . . . . . . . . . . . . . . . . . . . . . . . . 5 to 25
Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10 to 40
Leasehold improvements. . . . . . . . . . . . . . . . . . . . . . .Life of lease
Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . 3 to 15
Furniture and fixtures. . . . . . . . . . . . . . . . . . . . . . . 4 to 15
Automobiles and trucks. . . . . . . . . . . . . . . . . . . . . . . 2 to 8
Research equipment. . . . . . . . . . . . . . . . . . . . . . . . . 6 to 12
Computer hardware . . . . . . . . . . . . . . . . . . . . . . . . . 3 to 10
Computer software . . . . . . . . . . . . . . . . . . . . . . . . . 3 to 10

     Depreciation expense was $19.9 million in 2001, $19.5 million in 2000 and $18.4 million in 1999.

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

     INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefited, which is generally twenty years or less. In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets". Under this statement, goodwill and other indefinite lived intangible assets will no longer be amortized, but instead reviewed annually, or more frequently under certain circumstances, for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The amortization provisions of the statement apply to any goodwill acquired after June 30, 2001. The Company adopted the statement as of January 1, 2002 as proscribed and determined that an initial goodwill impairment charge was not required. The Company had goodwill of $7.9 million on its balance sheet as of December 31, 2001 and goodwill amortization expense of $0.3 million in 2001.

     ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a writedown may be required.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001


     DERIVATIVES: The Company adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001 as further described in Note F to the Consolidated Financial Statements. The Statement requires the Company to recognize all derivatives on the balance sheet at their fair value. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value, if any, is recognized in earnings immediately. If a derivative is not a hedge, changes in its fair value are adjusted through income.

     Prior to adoption of Statement No. 133, forward foreign exchange currency contracts did not qualify for hedge accounting treatment and were marked-to-market using the applicable rates with any unrealized gains and losses taken to income. The foreign currency options and the commodity and interest rate derivatives outstanding as of December 31, 2000 qualified for hedge accounting treatment. Realized gains and losses on all derivatives were taken to income when the financial instrument matured. Gains and losses on foreign currency derivative contracts were recorded in Other-net while gains and losses on commodity derivative contracts were recorded in Cost of sales. Gains and losses on interest rate derivatives were recorded in Cost of sales or Interest expense depending upon the nature of the underlying hedged transaction.

     REVENUE RECOGNITION: The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101) effective with the beginning of the fourth quarter 2000 as proscribed. The provisions of SAB 101 codify the requirements for recognizing revenue. Adoption of SAB 101 did not have a material impact on the Company's statement of income or financial position. The Company recognizes revenue when the title to the goods passes to the customer.

     SHIPPING AND HANDLING COSTS: The Company records shipping and handling costs for products sold to customers in Cost of sales on the Consolidated Statements of Income.

     ADVERTISING COSTS:The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the Consolidated Financial Statements.

     INCOME TAXES: The Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet.

     RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform to the 2001 consolidated financial statement presentation.

     NET INCOME PER SHARE: Basic earnings per share (E.P.S.) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted E.P.S. reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

     NEW PRONOUNCEMENT: In June 2001, the Financial Accounting Standards Board
(FASB) issued Statement No. 141, "Business Combinations," which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001. The statement also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company adopted this standard as proscribed.

NOTE B - Inventories

     Inventories in the consolidated balance sheets are summarized as follows:

                                                             December 31,
(Dollars in thousands)                                   2001         2000
Principally average cost:
  Raw materials and supplies. . . . . . . .        $    17,510   $   19,458
  In process. . . . . . . . . . . . . . . .             75,458       88,956
  Finished goods. . . . . . . . . . . . . .             41,789       33,202
                                                   -----------   ----------
     Gross inventories. . . . . . . . . . .            134,757      141,616
Excess of average cost over LIFO
  Inventory value . . . . . . . . . . . . .             25,647       25,973
                                                   -----------   ----------
     Net inventories. . . . . . . . . . . .        $   109,110   $  115,643
                                                   ===========   ==========

     Average cost approximates current cost. Gross inventories accounted for using the LIFO method total $114,886,000 at December 31, 2001 and $110,384,000 at December 31, 2000. The liquidation of LIFO inventory layers in 2001 reduced cost of sales by $441,000.

NOTE C - Interest

     Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the accrued interest and the amount capitalized as well as the amortization of capitalized interest for 2001, 2000 and 1999.

                                                      2001     2000     1999
                                                    -------  -------  -------
(Dollars in thousands)
Interest accrued ................................   $ 3,918  $ 4,865  $ 4,302
Less capitalized interest .......................       591      213      129
Total expense ...................................   $ 3,327  $ 4,652  $ 4,173
                                                    =======  =======  =======
Amortization, included
  principally in cost of sales...................   $   742  $   822  $   880
                                                    =======  =======  =======

     Interest paid was $4,092,000, $4,984,000 and $4,534,000 in 2001, 2000 and
1999, respectively.

     In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in Other Assets. The net contract (income) expense, including interest expense recorded in Selling, general and administrative expenses, was ($261,000), $321,000 and ($283,000) in 2001, 2000 and 1999, respectively. The related interest expense was $1,379,000, $1,707,000 and $2,404,000, respectively.

NOTE D - Debt

     A summary of long-term debt follows:

                                                                December 31,
(Dollars in thousands)                                        2001       2000
                                                           ---------   ---------
Variable rate demand bonds payable
  in installments beginning in 2005 ...................    $  3,000     $  3,000
Variable rate promissory note -
  Utah land purchase payable in 20
  annual installments through 2021  ...................         965         --
Variable rate industrial development
  revenue bonds payable in 2016  ......................       8,305        8,305
Revolving credit agreement ............................      35,000       32,000
                                                           --------     --------
                                                             47,270       43,305
Current portion of long-term debt .....................         (19)        --
                                                           --------     --------
                                                           $ 47,251     $ 43,305
                                                           ========     ========

     Maturities on long-term debt instruments as of December 31, 2001 are as follows:

2002. . . . . . . . . . . . .  . . . . . . . . . $     19
2003. . . . . . . . . . . . .  . . . . . . . . .   35,032
2004. . . . . . . . . . . . .  . . . . . . . . .       33
2005. . . . . . . . . . . . .  . . . . . . . . .      635
2006. . . . . . . . . . . . .  . . . . . . . . .      637
Thereafter. . . . . . . . . . .. . . . . . . . .   10,914
                                                 --------
                                                 $ 47,270
                                                 ========

     The Company has a revolving credit agreement with six banks, which provides a maximum availability of $65,000,000 through October 1, 2003. At December 31, 2001, there was $35,000,000 in long-term borrowings outstanding against this agreement at an average rate of 4.96% that is fixed at several maturities through February, 2002 at which time it will be reset according to the terms and options available to the Company under the agreement. The agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities.

     The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

                                                      December 31, 2001
                                                      -----------------
                                               Total    Outstanding   Available
                                               -----    -----------   ---------
(Dollars in thousands)
Domestic ...............................   $   16,065   $   12,796   $  3,269
Foreign ................................       14,006        8,168      5,838
Precious Metal .........................        6,599        6,599        --
                                           ----------   ----------   --------
  Total ................................   $   36,670   $   27,563   $  9,107
                                           ==========   ==========   ========

                                                   December 31, 2000
                                                   -----------------
                                              Total   Outstanding    Available
                                              -----   -----------    ---------
(Dollars in thousands)
Domestic ...............................   $  16,969   $  10,348 $   6,621
Foreign ................................      17,124       8,560     8,564
Precious Metal .........................       6,527       6,527        --
                                           ---------   --------- ---------
  Total ................................   $  40,620   $  25,435 $  15,185
                                           =========   ========= =========

     The domestic line is committed and included in the $65.0 million maximum borrowing under the revolving credit agreement mentioned above. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is uncommitted and secured. The average interest rate on short-term debt was 3.88% and 3.36% as of December 31, 2001 and 2000, respectively.

     In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8,305,000 in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 1.37% to 4.77% in 2001 and 3.24% to 6.10% during 2000.

     In 1994, the Company refunded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were refunded into variable rate demand bonds. The variable rate ranged from 1.30% to 4.55% during 2001 and from 3.10% to 5.95% during 2000. In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the $3,000,000 variable rate demand bond. The Company converted the variable rate to a fixed rate of 4.75% under the interest rate swap agreement that matures in 2002.

     The loan agreements, through September 2001,as amended, included certain restrictive covenants covering the incurrence of additional debt, interest coverage, and maintenance of working capital, tangible net worth (as defined) and debt to earnings ratio. Effective December 2001, the Company amended its revolving credit agreement, including revisions to certain definitions, covenants and security. As a result of the amendment, the bank group took a security position in a portion of the Company's domestic accounts receivable, inventory and certain fixed assets up to a maximum of $65,000,000. Other amendments were made to covenants regarding interest coverage, fixed charges, leverage tests,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

certain rent expenses, capital expenditure levels and permitted acquisitions. The amendment also prohibits the declaration of dividends during the term of the agreement. The Company was in compliance with all of its debt covenants as of December 31, 2001.

NOTE E - Leasing Arrangements

     The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $13.1 million, $12.4 million and $10.5 million during 2001, 2000 and 1999, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2001, are as follows: 2002 - $5.1 million; 2003 - $4.8 million; 2004 - $4.6 million; 2005 - $4.1 million; 2006 - $3.3 million and thereafter - (all years in total) $14.5 million.

     The Company has operating leases for a production facility and certain equipment located in that facility at the Elmore, Ohio plant site. The facility and related equipment are owned by third parties and cost approximately $80.1 million. Start up of this facility began in the fourth quarter of 1997. Lease payments for the facility continue through 2011 with options for renewal. The estimated minimum payments under this lease are included in the preceding paragraph. Lease payments for the related equipment began in 1999 and continue through the initial lease term expiring in 2002. The Company has options to renew the equipment lease for seven one-year periods and to purchase the equipment for its estimated fair value at the end of each term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease. The Company renewed the lease for the one-year period beginning March 2002 and the payments under this lease are estimated to be $9.1 million in 2002. The equipment lease is structured to be an operating lease for financial reporting purposes and a capital lease for federal income tax purposes.

     The lease agreements include restrictive covenants covering certain liquidity ratios, maintenance of tangible net worth (as defined) and maximum rental expenses. In 2001, as well as in 2000 and 1999, the Company amended certain provisions of its master lease agreement, including its covenant regarding the funded debt to earnings before interest, taxes, depreciation, amortization and certain rents (EBITDAR) ratio. Effective December 2001, amendments were made to covenants regarding interest coverage, fixed charges, leverage tests, certain rent expenses, capital expenditure levels, dividend declarations and permitted acquisitions.

--------------------------------------------------------------------------------

NOTE F - Derivative Financial Instruments and Fair Value Information

     The Company is exposed to commodity price, interest rate and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2001 and December 31, 2000.

                                                     December 31, 2001                  December 31, 2000
                                              -------------------------------    -------------------------------
Asset/(Liability)                              Notional  Carrying      Fair      Notional  Carrying      Fair
(Dollars in thousands)                          Amount    Amount      Value       Amount     Amount      Value
                                              ---------  --------     -----      --------  --------      -----
FOREIGN CURRENCY CONTRACTS
  Forward contracts
     Yen ..................................   $  1,874   $    449    $    449    $  7,193       $702        $702
     Sterling .............................      2,892         37          37         820         72          72
                                              --------   --------    --------    --------    --------   --------
      Total ...............................   $  4,766   $    486    $    486    $  8,013   $    774    $    774
                                              ========   ========    ========    ========    ========   ========
  Options
     Yen ..................................   $ 17,641   $  2,324    $  2,324    $ 21,520       --       $ 1,187
     Deutschmark/Euro .....................      6,100         59          59      21,240       --           174
     Sterling .............................       --         --          --           805       --            93
                                              --------   --------    --------    --------    --------   --------
      Total ...............................   $ 23,741   $  2,383    $  2,383    $ 43,565       --      $  1,454
                                              ========   ========    ========    ========    ========   ========
COMMODITY PRICE CONTRACTS
  FLOATING TO FIXED .......................     11,135     (1,301)     (1,301)      9,065       --          (308)
INTEREST RATE EXCHANGE CONTRACTS
  FLOATING TO FIXED .......................     57,818     (3,401)     (3,401)    118,700       --        (1,330)
SHORT AND LONG-TERM DEBT ..................       --      (74,833)    (74,833)       --      (68,740)    (68,740)

     SFAS No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the foreign currency, forward contracts and options and the commodity and interest rate contracts was calculated using the applicable market rates at December 31, 2001 and December 31, 2000. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133 as of January 1, 2001. The initial adjustment for adopting these statements did not have a material impact on earnings and resulted in a $0.4 million charge recorded against other comprehensive income on the balance sheet. All of the Company's commodity swaps, interest rate swaps and foreign currency derivative contracts have been designated as cash flow hedges as defined under these statements.

     SFAS No. 133 requires the fair value of outstanding derivative instruments to be recorded on the balance sheet. As of December 31, 2001, the Company recorded derivative fair values of $2.4 million in Prepaid expenses, $0.4 million in Other assets, $1.8 million in Other liabilities and accrued items and $2.9 million in Other long-term liabilities on the Consolidated Balance Sheet. The balance sheet classification of the fair values is dependent upon the Company's rights and obligations under each derivative and the remaining term to maturity. Changes in fair values are recorded in income or other comprehensive income as appropriate under SFAS No. 133 guidelines. The change in the fair value of the Company's derivatives and other current year hedging activity resulted in a charge to other comprehensive income of $3.4 million during 2001. As a result of derivatives maturing, $1.2 million was relieved out of other comprehensive income and charged against income. Hedge ineffectiveness of $0.5 million was charged against income in 2001 and was included on the Other-net line on the Company's Consolidated Statement of Income. The net derivative loss recorded in other comprehensive income was $2.1 million as of December 31, 2001. The Company estimates that approximately $0.5 million of the $2.1 million in other comprehensive income at December 31, 2001 will be credited to income during 2002 as a result of maturing derivatives.

     The Company hedges a portion of its net investment in its Japanese subsidiary using yen-denominated debt. A net gain of $0.4 million associated with translating this debt into dollars was recorded in the cumulative translation adjustment as of December 31, 2001. The corresponding amount at December 31, 2000 was a net loss of $0.3 million.

FOREIGN EXCHANGE HEDGE CONTRACTS

     The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company's policy limits contracts to maturities of two years or less from the date of issuance. All of the contracts outstanding as of December 31, 2001 mature within 13 months. Realized gains and losses on foreign exchange contracts are recorded in Other-net on the Consolidated Statements of Income. The total exchange gain/(loss), which includes realized and unrealized losses, was $2.3 million in 2001, $4.0 million in 2000 and $2.2 million in 1999.

COMMODITY PRICE HEDGE CONTRACTS

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

     The Company uses commodity price contracts (i.e., swaps) to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under these contracts, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. The Company's policy limits commodity hedge contracts to maturities of 27 months or less from the original date of issuance. All commodity hedges outstanding as of December 31, 2001 mature within 24 months. Realized gains and losses on these contracts are recorded in Cost of sales on the Consolidated Statements of Income.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

INTEREST RATE HEDGE CONTRACTS
     The Company attempts to minimize its exposure to interest rate variations by using combinations of fixed and variable rate instruments with varying lengths of maturities. Depending upon the interest rate yield curve, credit spreads, projected borrowing requirements and rates, cash flow considerations and other factors, the Company may elect to secure interest rate swaps, caps, collars, options or other related derivative instruments. Both fixed-to-variable and variable-to-fixed interest rate swaps may be used.

     In December 1996, the Company entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note E to the Consolidated Financial Statements). In February 1998, the Company entered into an interest rate swap agreement to hedge the variable rate payments on the equipment for the remaining terms of the lease. The Company has accounted for these swaps as hedges effectively fixing the estimated lease payments throughout the life of the lease. The first swap matured in the fourth quarter 2001. The maximum notional amount covered by the remaining swap is $54.8 million. Gains and losses on the two swaps hedging the equipment leases are recorded in Cost of sales on the Consolidated Statements of Income.

     In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial revenue development bond. Gains and losses on this swap are recorded in Interest expense on the Consolidated Statements of Income.

NOTE G - Capital Stock

     On May 2, 2000, the Company's shareholders approved the reorganization of the Company's corporate structure. Through a merger, Brush Wellman Inc. became a wholly owned subsidiary of a holding company, Brush Engineered Materials Inc. According to the merger agreement, each share of Brush Wellman Inc. Common Stock was exchanged for one share of Brush Engineered Materials Inc. Common Stock. The merger was effective May 16, 2000.

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

     On January 27, 1998, the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of Common Stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. A total of 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Common Stock.The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

     The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2001, no performance units have been granted.

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

     The 1990 Stock Option Plan for Non-employee Directors (the "1990 Plan") was terminated effective May 7, 1998. The 1997 Stock Incentive Plan for Non-employee Directors replaced the 1990 Plan and provides for a one-time grant of 5,000 options to up to six new non-employee directors who have not yet received options under the 1990 Plan at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted. The 1997 Stock Incentive Plan for Non-employee Directors was amended on May 1, 2001. The amendment added an additional 100,000 shares to the Plan and established a grant of up to 2,000 options to each Director annually.

     Stock option, performance restricted share award, performance share award, and restricted share award activities are summarized in the following table:

                                                                2001                      2000                     1999
                                                     -----------------------   -------------------------   -----------------------
                                                                   Weighted                    Weighted                  Weighted
                                                                    Average                     Average                   Average
                                                                    Exercise                    Exercise                  Exercise
                                                      Shares         Price      Shares           Price      Shares         Price
                                                      ------         -----      ------           -----      ------         -----
STOCK OPTIONS:
  Outstanding at beginning of year. . . . . . . .    1,214,488  $     17.75    1,323,908    $     17.60    1,274,043  $     18.57
  Granted. . . . . . . . . . . . . . . . . . . . .     277,650        22.31      254,600          16.10      249,225        14.69
  Exercised. . . . . . . . . . . . . . . . . . . .     (95,230)       15.11     (223,580)         14.96      (12,220)       14.74
  Canceled . . . . . . . . . . . . . . . . . . . .     (50,340)       17.35     (140,440)         17.77     (187,140)       20.85
                                                     ---------                  --------                   ---------
  Outstanding at end of year . . . . . . . . . . .   1,346,568        18.83    1,214,488          17.75    1,323,908        17.60
                                                     =========                   =======                   =========
  Exercisable at end of year. . . . . . . . . . .    1,108,763        18.63      943,453          17.78    1,088,703        17.37

PERFORMANCE RESTRICTED AWARDS:
  Allocated and restricted at beginning of year .           -                    55,062                       60,450
  Awarded during the year. . . . . . . . . . . . .          -                         -                            -
  Vested. . . . . . . . . . . . . . . . . . . . .           -                         -                            -
  Forfeited. . . . . . . . . . . . . . . . . . . .          -                   (55,062)                      (5,388)
                                                     ---------                  --------                   ---------
  Awarded and restricted at end of year. . . . . .          -                         -                       55,062
                                                     =========                   =======                   =========

PERFORMANCE AWARDS:
  Allocated at beginning of year. . . . . . . . .      78,000                   105,531                      109,947
  Allocated during the year. . . . . . . . . . . .          -                         -                            -
  Issued. . . . . . . . . . . . . . . . . . . . .           -                         -                       (1,722)
  Forfeited. . . . . . . . . . . . . . . . . . . .    (78,000)                  (27,531)                      (2,694)
                                                     ---------                  --------                   ---------
  Allocated at end of year. . . . . . . . . . . .           -                    78,000                      105,531
                                                     =========                   =======                   =========

RESTRICTED AWARDS:
  Awarded and restricted at beginning of year. . .     88,183                    68,438                       49,738
  Awarded during the year. . . . . . . . . . . . .     20,000                    28,545                       22,100
  Vested. . . . . . . . . . . . . . . . . . . . .     (37,160)                   (5,600)                          -
  Forfeited. . . . . . . . . . . . . . . . . . . .    (10,278)                   (3,200)                      (3,400)
                                                     ---------                  --------                   ---------
  Awarded and restricted at end of year. . . . . .     60,745                    88,183                       68,438
                                                     =========                   =======                   =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
           Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

     The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period. Amounts recorded against Selling, general and administrative expenses totaled $380,000 in 2001, $432,000 in 2000 and $10,000 in 1999.

     The following table provides additional information about stock options outstanding as of December 31, 2001:

                     Options Outstanding           Options Exercisable
                     -------------------           -------------------
                           Weighted-
                            average    Weighted-             Weighted-
                           Remaining    average               average
    Range of        Number  Contract    Exercise    Number   Exercise
 Option Prices  Outstanding   Life       Price  Exercisable    Price
 -------------  -----------   ----       -----  -----------    -----
$11.81 - $15.97    591,080    5.68    $  15.27    490,750    $  15.22
$16.06 - $19.78    297,603    4.63       18.00    297,003       18.00
$20.25 - $26.72    457,885    7.95       23.98    321,010       24.42
                 ---------    ----    --------  ---------    --------
                 1,346,568    6.22    $  18.83  1,108,763    $  18.63
                 =========    ====    ========  =========    ========

     The weighted-average remaining contractual life of options outstanding at December 31, 2000 and 1999 is 6.38 years and 5.86 years, respectively. The number of shares available for future grants as of December 31, 2001, 2000 and 1999 is 630,886 shares, 757,918 shares and 824,636 shares, respectively.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," but applies APB Opinion No. 25 and related interpretation in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method prescribed by SFAS No. 123 by amortizing the expense over the options' vesting period, the pro forma net income (loss) and earnings
(loss) per share (E.P.S.) would have been as noted below:

                                       2001         2000       1999
(In thousands of dollars except      -------      -------    -------
per share amounts)
Net income (loss)     As reported  $ (10,274)   $  14,165  $   6,439
                      Pro Forma      (11,626)      13,068      5,307

Basic E.P.S.          As reported      (0.62)        0.87       0.40
                      Pro Forma        (0.70)        0.80       0.33

Diluted E.P.S.        As reported      (0.62)        0.86       0.40
                      Pro Forma        (0.70)        0.79       0.33

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

     The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $9.10, $5.34 and $3.96 for 2001, 2000 and 1999, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2001, 2000 and 1999:

                                                    2001       2000       1999
                                                    ----       ----       ----
Risk-free interest rate . . . . . . . . .          5.09%       6.70%      4.77%
Dividend yield. . . . . . . . . . . . .            1.40%       2.63%      3.04%
Volatility of stock . . . . . . . . . .           36.50%      32.30%     30.40%
Expected life of option. . . . . . . . .         7 years     6 years    6 years

     The annual dividend yield is a function of dividends declared in that year and the annual average stock price.

NOTE H - Income Taxes

     Income (loss) before income taxes and income taxes (benefit)are comprised of the following components, respectively:

                                                  2001      2000      1999
                                                  ----      ----      ----
(Dollars in thousands) Income(loss) before income taxes:
  Domestic..................................  $ (18,035) $  17,046 $  4,983
  Foreign ..................................        639      1,288    1,402
                                              ---------  --------- --------
     Total before income taxes..............  $ (17,396) $  18,334 $  6,385
                                              =========  ========= ========
Income taxes(benefit):
 Current income taxes:
  Domestic .................................  $  (1,588) $  1,460  $    (54)
  Foreign ..................................        833       416       609
                                              ---------  --------- --------
     Total current .........................       (755)    1,876       555
 Deferred income taxes:
  Domestic .................................     (5,785)    2,988      (183)
  Foreign ..................................       (582)     (695)     (426)
                                              ---------  --------- --------
     Total deferred ........................     (6,367)    2,293      (609)
                                              ---------  --------- --------
     Total income taxes ....................   $ (7,122) $  4,169  $    (54)
                                              =========  ========= ========

     A reconciliation of the federal statutory and effective income tax rates follows:

                                                2001      2000      1999
                                                ----      ----      ----

Federal statutory rate ....................    (34.0)%   34.0%    34.0%
State and local income taxes,
 net of federal tax effect ................      1.0      1.5      1.8
Effect of excess of percentage
 depletion over cost depletion ............     (3.4)    (6.5)   (18.8)
Company-owned life insurance ..............     (0.4)     0.7     (1.3)
Research and experimentation
 tax credit ...............................       --     (1.1)   (16.3)
Difference due to book and tax
 basis of assets of acquired
 businesses ...............................       --      0.1      0.3
Taxes on foreign source income ............     (5.6)    (5.2)    (9.4)
Valuation allowance .......................       --     (1.9)     5.5
Other items ...............................      1.5      1.1      3.4
                                               -----     ----     ----
  Effective tax rate ......................    (40.9)%   22.7%    (0.8)%
                                               =====     ====     ====

     Included in current portion of domestic income taxes, as shown in the Consolidated Statements of Income, are $253,000, $406,000 and $170,000 of state and local income taxes in 2001, 2000 and 1999, respectively.

    The Company had domestic and foreign income tax payments (refunds), of $(640,000), $1,134,000 and $(290,000) in 2001, 2000 and 1999, respectively.

     Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31:

                                                       2001        2000
                                                       ----        ----
(Dollars in thousands)
Post-retirement benefits other
  than pensions .................................   $ 10,624    $ 12,280
Alternative minimum tax credit ..................     14,048      13,706
Other reserves ..................................      8,688       8,759
Environmental reserves ..........................      2,238       2,508
Inventory .......................................      5,133         145
Tax credit carryforward .........................      1,663       1,680
Net operating loss carryforward .................     13,138       7,632
Miscellaneous ...................................        338         399
                                                    --------    --------
Total deferred tax assets .......................     55,870      47,109

Depreciation ....................................    (30,401)    (26,925)
Pensions ........................................     (2,864)     (4,102)
Mine development ................................     (1,626)     (1,548)
Capitalized interest expense ....................     (2,496)     (2,419)
                                                    --------    --------
Total deferred tax liabilities ..................    (37,387)    (34,994)
                                                    --------    --------
Net deferred tax asset ..........................   $ 18,483    $ 12,115
                                                    ========    ========

     At December 31, 2001, for income tax purposes, the Company had domestic net operating loss carryforwards of $35,340,000, which are scheduled to expire in calendar years 2019 through 2021. The Company also had foreign net operating loss carryforwards for income tax purposes of $2,493,000 that do not expire.

     At December 31, 2001, the Company had research and experimentation tax credit carryforwards of $1,663,000 that are scheduled to expire in calendar years 2009 through 2020.

NOTE I - Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings (loss) per share (E.P.S.):

                                                 2001            2000          1999
                                              -----------   -------------  ------------
Numerator for basic and diluted E.P.S.:
Net income (loss) ........................   $(10,274,000)  $  14,165,000    $6,439,000
Denominator:
 Denominator for basic E.P.S.:
  Weighted-average
     shares outstanding ..................     16,518,691      16,292,431    16,198,885
 Effect of dilutive securities:
  Employee stock options .................           --            91,952        28,420
  Special restricted stock ...............           --            64,284        52,286
                                              -----------   -------------  ------------
  Diluted potential
     common shares .......................           --           156,236        80,706
Denominator for diluted E.P.S.:
 Adjusted weighted-average
  shares outstanding .....................     16,518,691      16,448,667    16,279,591
                                              ===========   =============  ============
Basic E.P.S. .............................    $     (0.62)  $        0.87  $       0.40
                                              ===========   =============  ============
Diluted E.P.S. ...........................    $     (0.62)  $        0.86  $       0.40
                                              ===========   =============  ============

     Under SFAS No.128, "Earnings per Share," no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Accordingly, dilutive securities totaling approximately 131,896 shares have been excluded from the 2001 diluted E.P.S. calculation.

     Options to purchase Common Stock with exercise prices in excess of the average share price totaling 749,488 at December 31, 2001, 239,925 at December 31, 2000 and 680,348 at December 31, 1999 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
           Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

NOTE J - Pensions and Other Post-retirement Benefits

                                                                                 Pension Benefits            Other Benefits
                                                                              ---------------------     -----------------------
                                                                               2001           2000         2001        2000
                                                                              -------      --------      --------    ----------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at end of prior year .................................   $  79,733     $  76,914     $  33,910    $  31,204
Service cost ............................................................       3,622         3,315           303          298
Interest cost ...........................................................       6,244         6,038         2,596        2,398
Amendments ..............................................................          95           868          --             --
Actuarial (gain) loss ...................................................      13,242          (312)        6,468        2,847
Benefit payments ........................................................      (7,620)       (7,090)       (3,057)      (2,837)
Curtailment .............................................................      (2,438)           --            --           --
                                                                              -------       -------       -------     --------
Benefit obligation at end of year .......................................      92,878        79,733        40,220       33,910

CHANGE IN PLAN ASSETS
Fair value of plan assets at end of prior year ..........................     108,517       114,445          --           --
Actual return on plan assets ............................................      (3,749)        3,236          --           --
Employer contributions ..................................................      (2,435)       (2,074)        3,057        2,837
Benefit payments ........................................................      (7,620)       (7,090)       (3,057)      (2,837)
                                                                              -------       -------       -------     --------
Fair value of plan assets at end of year ................................      94,713       108,517          --           --
                                                                              -------       -------       -------     --------

Funded status ...........................................................       1,835        28,784       (40,220)
Unrecognized net actuarial (gain) .......................................         831       (25,135)        5,480         (988)
Unrecognized prior service cost .........................................       6,445         7,592        (1,132)      (1,244)
Unrecognized initial net (asset) obligation .............................        (774)       (1,186)         --           --
                                                                              -------       -------       -------     --------
Net amount recognized ...................................................   $   8,337     $  10,055     $ (35,872)   $ (36,142)
                                                                              =======       =======       =======     =======

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Prepaid benefit cost ....................................................   $  12,464     $  13,485     $    --       $
Accrued benefit liability ...............................................      (4,127)       (3,430)      (35,872)     (36,142)
                                                                              -------       -------       -------     --------
Net amount recognized ...................................................   $   8,337     $  10,055     $ (35,872)   $ (36,142)
                                                                              =======       =======       =======     =======

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate ...........................................................       7.125%         8.00%        7.125%        8.00%
Expected return on plan assets ..........................................       10.00%        10.00%          N/A          N/A
Rate of compensation increase ...........................................        5.00%         5.00%          N/A          N/A

     For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 decreasing gradually to 6% in 2006 and remaining at that level thereafter for pre-65 benefits, an 8% annual rate of increase per capita cost of covered health care benefits was assumed for 2002 decreasing gradually to 6% in 2006 and remaining at that level thereafter for post-65 benefits and a 15% annual rate of increase in the per capita cost of prescription drugs was assumed for 2002 decreasing gradually to 6% in 2008 and remaining at that level thereafter.

     The Company transferred $2.5 million in 2001 and $2.1 million in 2000 of excess pension assets out of the plan to fund a portion of the payments made under the Company's retiree medical plan. The transfers were made pursuant to IRC Section 420 guidelines. This type of transfer may only be made if certain criteria are met, including the actuarial value of the plan assets must be at least 125% of the current liability as of the plan valuation date. The transfer out is included on the employer contribution line in the above chart reconciling the change in pension plan assets in 2001 and 2000.

                                                                 Pension Benefits              Other Benefits
                                                        ------------------------------   -------------------------------
                                                            2001       2000       1999        2001       2000      1999
                                                            ----       ----       ----        ----       ----      ----
(Dollars in thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost . . . . . . . . . . . . . . . . . . . . . $   3,622   $   3,315   $ 3,649    $     303   $     298   $   362
Interest cost. . . . . . . . . . . . . . . . . . . . .     6,244       6,038     5,843        2,596       2,398     2,114
Expected return on plan assets. . . . . . . . . . . .    (10,455)     (10,074)  (9,288)           -           -         -
Amortization of prior service cost . . . . . . . . . .       672        613        613         (112)       (112)        -
Amortization of initial net (asset) obligation. . . . .     (412)       (707)     (707)           -          -          -
Recognized net actuarial (gain) loss. . . . . . . . . .     (958)       (805)        -            -         (53)     (159)
Curtailment (gain) loss. . . . . . . . . . . . . . . . .     570          -          -            -           -         -
                                                       ---------   ---------   -------    ----------   --------   -------
Net periodic (benefit) cost . . . . . . . . . . . . . .$    (717)  $  (1,620)  $   110    $    2,787   $  2,531   $ 2,317
                                                       =========   =========   =======    ==========   ========   =======

     The Company recorded a plan curtailment in the fourth Assumed health care cost trend rates have a significant quarter 2001 in accordance with SFAS No. 88, "Employers' effect on the amounts reported for the health care plans. A one-Accounting for Settlement and Curtailment of Defined Benefit percentage-point change in assumed health care cost trend rates Pension Plans and for Termination Benefits". The curtailment would have the following effects: was required because of the significant reduction in the number of plan participants. The curtailment increased the pension expense in 2001 by $570,000 and reduced the benefit obligation by $2,438,000 at December 31, 2001.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,563,000, $1,458,000 and $0, respectively, as of December 31, 2001, and $1,756,000, $1,314,000 and $0,
respectively, as of December 31, 2000.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                       1-Percentage-  1-Percentage-
                                           point          point
                                         Increase       Decrease
                                         --------       --------
 (Dollars in thousands)
 Effect on total of service and
  interest cost components . . . . . .   $    123      $   (109)

 Effect on post-retirement benefit
  obligation . . . . . . . . . . . . .      2,085        (1,839)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001


     The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $178,000 at December 31, 2001 and $196,000 at December 31, 2000. A corresponding accumulated benefit obligation of $178,000 at December 31, 2001 and $196,000 at December 31, 2000 has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements that are not material to the consolidated financial statements.

     The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contributions were $2,455,000 in 2001, $2,850,000 in 2000 and $2,358,000 in 1999. The Company reduced its matching percentage in half effective with the beginning of the fourth quarter 2001.

NOTE K - Contingencies and Commitments

CBD CLAIMS

     The Company is a defendant in proceedings in various state and federal courts by plaintiffs alleging that they have contracted chronic beryllium disease ("CBD") or related ailments as a result of exposure to beryllium. Plaintiffs in CBD cases seek recovery under theories of intentional tort and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium. Additional CBD claims may arise.

     Management believes the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of our customers) face a lower burden of proof than do our employees, but these cases are generally covered by varying levels of insurance.

     Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $13.0 million on its balance sheet at December 31, 2001 and $9.1 million at December 31, 2000. An asset of $6.6 million was recorded at December 31, 2001 and $4.7 million at December 31, 2000 for recoveries from insurance carriers for insured claims. The reserve is included in Other long-term liabilities and the recovery is included in Other assets on the Consolidated Balance Sheets.

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

ENVIRONMENTAL PROCEEDINGS

     The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine ongoing analyses of the remediation sites. Accruals are based upon their analyses and are established at either the best estimate or at the low end of the estimated range of costs. The accruals are revised for the results of ongoing studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The Company established undiscounted reserves for environmental remediation projects of $7.5 million at December 31, 2001 and $8.2 million at December 31, 2000. The current portion of the reserve totaled $1.2 million at December 31, 2001 and is included in the

Consolidated Balance Sheet as Other liabilities and accrued items while the remaining $6.3 million of the reserve at December 31, 2001 is considered long term and is included under Other long-term liabilities. These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

     The environmental reserve was reduced by $1.0 million during 2001 as a result of a revised cost estimate for an established Voluntary Action Plan and the completion of another project for less than the previously estimated cost. The reserve was increased by $0.7 million in 2001 for RCRA projects, SWMU closure and other projects at the Elmore site. The items combined for a net credit of $0.3 million to income in 2001. The environmental expense was $0.2 million in 2000 and $0.9 million in 1999. The majority of the expense in these years is associated with the Elmore remediation projects.

LONG-TERM OBLIGATION

     The Company has a long-term supply arrangement with Ulba/Kazatomprom of the Republic of Kazakhstan and its marketing representative, Nukem, Inc. of New York. The agreement was signed in 2000 and amended in 2001. Under the agreement, the Company will purchase from Nukem a stated quantity of beryllium-copper master that is sourced from Ulba/Kazatomprom each year from 2002 to 2010. The annual base purchase commitments total $5.2 million in 2002, $6.9 million in 2003, $8.6 million in 2004, $10.3 million in 2005, $12.0 million in 2006 and $13.7 million per year thereafter. The contract allows for the Company to purchase up to 10% fewer pounds in 2002 with an annual variation of plus or minus 15% to 25% of the base quantity to be purchased thereafter, depending upon the year. Nukem will also maintain stated minimum quantities of beryllium-copper master in consignment at the Company's Elmore, Ohio facility in excess of the Company's annual base purchase commitments. Both parties may terminate the agreement at any time with written notice for various causes of action. The Company purchased $3.3 million of beryllium- containing material from Nukem in 2001.

     The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and beryllium-copper master alloy from the Defense Logistics Agency of the U.S. Government. The agreements have expiration dates ranging form 2002 to 2007. Annual purchase commitments total $4.2 million in 2002, $4.4 million in 2003, $11.5 million in 2004, $4.3 million in 2005 and $4.2 million in 2006. The beryllium component of the contract price in a given year will be adjusted from these stated totals based upon fluctuations in the non-seasonally adjusted consumer price index in the prior year. The Company may elect to take delivery of the materials in advance of the commitment dates. Purchases under these agreements totaled approximately $6.4 million in 2001 and $13.7 million in 2000. The purchased material will serve as raw material input for operations within Brush Wellman Inc. and Brush Resources Inc.

OTHER

     The Company has outstanding letters of credit totaling $1.6 million related to workers' compensation and environmental remediation issues. The letters expire in 2002.

     The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these other legal or other proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's Consolidated Financial Statements.

NOTE L - Segment Reporting and
Geographic Information

     As a result of the corporate restructuring completed on January 1, 2001, the Company changed how costs flowed between businesses. Certain costs that previously were included in the "All Other" column in the segment disclosures were charged to Metal Systems and Microelectronics beginning January 1, 2001. Beginning in 2001, the "All Other" column includes the operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's operating expenses. BEM Services charges a management fee for the services provided to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced from its mine and extraction mill in Utah, to external customers and to businesses within the Metal Systems Group. Segment results from 2000 and 1999 have been adjusted to reflect these changes on a pro forma basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Brush Engineered Materials Inc. and Subsidiaries, December 31, 2001

     Selected financial data by business segment as proscribed by SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," for 2001, 2000 and 1999 are as follows:

                                                      Metal       Micro-      Total         All
(Dollars in thousands)                               Systems    electronics  Segments       Other       Total
2001                                                 -------    -----------  --------     ---------    -------
----
Revenues from external customers ................  $ 295,690    $ 169,598   $ 465,288    $   7,281   $ 472,569
Intersegment revenues ...........................      2,596        2,066       4,662       12,036      16,698
Depreciation, depletion and amortization ........     12,560        3,780      16,340        5,269      21,609
Profit (loss) before interest and taxes .........    (20,117)       4,568     (15,549)       1,480     (14,069)
Assets ..........................................    265,371       68,401     333,772       90,070     423,842
Expenditures for long-lived assets ..............     13,031        6,841      19,872        3,412      23,284

2000
----
Revenues from external customers ................  $ 378,178    $ 179,111   $ 557,289    $   6,401   $ 563,690
Intersegment revenues ...........................        311        1,376       1,687         --         1,687
Depreciation, depletion and amortization ........     13,048        2,859      15,907        6,757      22,664
Profit (loss) before interest and taxes .........     10,230        8,364      18,594        4,392      22,986
Assets ..........................................    300,490       70,995     367,485       81,021     452,506
Expenditures for long-lived assets ..............     12,802        5,917      18,719        2,919      21,638

1999
----
Revenues from external customers ................  $ 306,118    $ 140,566   $ 446,684    $   9,023   $ 455,707
Intersegment revenues ...........................        276        1,560       1,836         --         1,836
Depreciation, depletion and amortization ........     13,437        2,305      15,742       11,295      27,037
Profit (loss) before interest and taxes .........     (2,279)       8,622       6,343        4,215      10,558
Assets ..........................................    280,868       61,298     342,166       86,240     428,406
Expenditures for long-lived assets ..............     11,410        3,437      14,847        2,199      17,046


     Segments are evaluated using earnings before interest and taxes. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest and the operating assets for Brush Resources Inc. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues.

     The Company's sales from U.S. operations to external customers, including exports, were $385,780,000 in 2001, $463,728,000 in 2000 and $368,494,000 in
1999. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

                (Dollars in thousands)        2001         2000        1999
         REVENUES                             ----         ----        ----
         --------
            United States. . . . . . .    $  338,233   $  414,090   $  318,188
            All Other . . . . . . . . .      134,336      149,600      137,519
                                             -------      -------      -------
            Total. . . . . . . . . . .    $  472,569   $  563,690   $  455,707
                                             =======      =======      =======

         LONG-LIVED ASSETS
         -----------------
            United States. . . . . . .    $  166,126   $  164,808   $  149,048
            All Other . . . . . . . . .        5,170        5,652        6,641
                                             -------      -------      -------
            Total. . . . . . . . . . .    $  171,296   $  170,460   $  155,689
                                             =======      =======      =======

     No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE M - Quarterly Data (Unaudited)

     Years ended December 31, 2001 and 2000. (Dollars in thousands except per share amounts)

                                                                              2001
                                             -------------------------------------------------------------------------
                                                  First        Second         Third         Fourth
                                                 Quarter       Quarter        Quarter       Quarter          Total
                                                 -------       -------        -------       -------          -----
Net Sales ................................   $   145,524    $   128,456    $   106,194    $    92,395     $   472,569
Gross Profit .............................        34,034         23,576          7,253          3,132          67,995
  Percent of Sales .......................          23.4%          18.4%           6.8%           3.4%           14.4%
Net Income (Loss) ........................         6,206          1,275         (7,767)        (9,988)        (10,274)
Earnings (Loss) Per Share of Common Stock:
  Basic ..................................          0.37           0.08          (0.47)         (0.60)          (0.62)
  Diluted ................................          0.37           0.08          (0.47)         (0.60)          (0.62)
Dividends Per Share of Common Stock ......          0.12           0.12             --             --            0.24
Stock Price Range
  High ...................................         24.19          23.05          17.60          14.24
  Low ....................................         17.80          16.00          12.37           9.45


                                                                              2000
                                             -------------------------------------------------------------------------
                                                  First        Second         Third         Fourth
                                                 Quarter       Quarter        Quarter       Quarter          Total
                                                 -------       -------        -------       -------          -----
Net Sales .....................................$   135,424    $ 137,182    $ 143,926    $   147,158    $   563,690
Gross Profit ..................................     28,295       29,708       28,622         32,114        118,739
  Percent of Sales ............................       20.9%        21.7%        19.9%          21.8%          21.1%
Net Income (Loss) .............................      2,249        3,898        4,084          3,934         14,165
Earnings (Loss) Per Share of Common Stock:
  Basic .......................................       0.14         0.24         0.25           0.24           0.87
  Diluted .....................................       0.14         0.24         0.25           0.23           0.86
Dividends Per Share of Common Stock ...........       0.12         0.12         0.12           0.12           0.48
Stock Price Range
  High ........................................      18.06        18.56        24.00          21.63
  Low .........................................      14.94        14.00        15.31          17.81

                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
                Brush Engineered Materials Inc. and Subsidiaries
                (Dollars in thousands except per share amounts)



                                                      2001           2000           1999            1998             1997
                                                  -----------    ------------    -----------    -----------     ------------
FOR THE YEAR
Net sales ....................................   $    472,569    $    563,690   $    455,707    $    409,892    $    433,801
Cost of sales ................................        404,574         444,951        363,773         325,173         324,463
Gross profit .................................         67,995         118,739         91,934          84,719         109,338
Operating profit (loss) ......................        (14,069)         22,986         10,558         (10,313)         36,024
Interest expense .............................          3,327           4,652          4,173           1,249             553
Income (loss) from continuing operations
  Before income taxes ........................        (17,396)         18,334          6,385         (11,562)         35,471
Income taxes (benefit) .......................         (7,122)          4,169            (54)         (4,430)          9,874
Net income (loss) ............................        (10,274)         14,165          6,439          (7,132)         25,597
Earnings per share of common stock:
     Basic net income (loss) .................          (0.62)           0.87           0.40           (0.44)           1.58
     Diluted net income (loss) ...............          (0.62)           0.86           0.40           (0.44)           1.56
Dividends per share of common stock ..........           0.24            0.48           0.48            0.48            0.46
Depreciation and amortization ................         21,609          22,664         27,037          24,589          19,329
Capital expenditures .........................         23,130          21,306         16,758          36,732          53,155
Mine development expenditures ................            154             332            288             433           9,526

YEAR-END POSITION
Working capital ..............................   $    139,743    $    143,387   $    124,831    $    100,992    $    100,599
Ratio of current assets to current liabilities       2.8 to 1        2.3 to 1       2.3 to 1        2.1 to 1        2.3 to 1
Property and equipment:
     At cost .................................   $    469,663    $    449,697   $    440,234    $    421,467    $    463,689
     Cost less depreciation and impairment ...        171,296         170,460        170,939         164,469         173,622
Total assets .................................        423,842         452,506        428,406         403,690         383,852
Other long-term liabilities ..................         62,473          55,454         53,837          49,955          48,025
Long-term debt ...............................         47,251          43,305         42,305          32,105          17,905
Shareholders' equity .........................        214,350         229,907        220,638         221,811         236,813

Book value per share:
     Basic ...................................   $      12.98    $      14.11   $      13.62    $      13.63    $      14.60
     Diluted .................................          12.87           13.98          13.55           13.50           14.41
Average number of shares of stock outstanding:
     Basic ...................................     16,518,691      16,292,431     16,198,885      16,267,804      16,214,718
     Diluted .................................     16,650,587      16,448,667     16,279,591      16,424,747      16,429,468

Shareholders of record .......................          1,981           2,101          2,330           2,313           2,329
Number of employees ..........................          1,946           2,500          2,257           2,167           2,160

A special charge reduced net income by $16.5 million in 1998.
Impairment and restructuring charges reduced net income by $30.8 million in 1991.
The cumulative effect of a change in accounting for post-retirement benefits reduced net income by $16.5 million in 1991.
See Notes to Consolidated Financial Statements.

        1996               1995               1994               1993               1992              1991
------------       ------------       ------------       ------------       ------------       -----------

$    376,279       $    369,618       $    345,878       $    295,478       $    265,034       $   267,473
     271,149            268,732            253,938            227,686            192,944           202,080
     105,130            100,886             91,940             67,792             72,090            65,393
      34,305             29,086             25,098             10,658             16,949           (57,354)
       1,128              1,653              2,071              2,952              3,206             3,755

      33,177             27,433             23,027              7,706             13,743           (61,109)
       8,686              6,744              4,477              1,248              3,243           (17,091)
      24,491             20,689             18,550              6,458             10,500           (44,018)

        1.55               1.28               1.15               0.40               0.65             (2.74)
        1.53               1.27               1.15               0.40               0.65             (2.74)
        0.42               0.36               0.26               0.20               0.26              0.59
      22,954             20,911             19,619             21,720             20,180            22,759
      26,825             24,244             17,214             11,901             13,604            13,605
       3,663                787                543                814                848             6,389

 $   128,172       $    125,156       $    116,708       $    105,272       $     88,616       $    80,427
    2.9 to 1           2.9 to 1           2.8 to 1           3.1 to 1           2.5 to 1          2.2 to 1

 $   404,127       $    374,367       $    350,811       $    337,342       $    332,971       $   321,981
     130,220            121,194            116,763            118,926            127,991           132,579
     355,779            331,853            317,133            293,372            310,039           307,296
      47,271             45,445             43,354             40,663             40,332            38,029
      18,860             16,996             18,527             24,000             33,808            34,946
     219,257            200,302            186,940            172,075            168,824           162,264

$      13.84       $      12.40       $      11.61       $      10.70       $      10.50       $     10.10
       13.72              12.30              11.57              10.69              10.48             10.09

  15,846,358         16,159,508         16,102,350         16,087,250         16,080,554        16,069,902
  15,980,481         16,289,795         16,156,159         16,093,696         16,111,090        16,080,568

       2,407              2,351              2,521              2,566              2,762             3,116
       1,926              1,856              1,833              1,803              1,831             1,943

                                 CORPORATE DATA
--------------------------------------------------------------------------------


ENVIRONMENTAL, HEALTH AND SAFETY POLICY

VALUES

     The protection of people and the environment are our highest priorities.

     Work is to be performed safely in a manner that encourages the health and well-being of people and the environment.

POLICY

     It is the policy of Brush Engineered Materials to design, manufacture and distribute products and to manage, recycle and dispose of materials in a safe, environmentally responsible manner.

PRINCIPLES

     In support of our Environmental, Health and Safety Policy, the following principles have been developed to provide additional direction on specific issues and accountabilities.

- WE BELIEVE THAT INCIDENTS, INJURIES AND ILLNESSES ARE PREVENTABLE. We utilize a thorough and disciplined Health and Safety Management System for maximizing worker protection.

- LINE MANAGEMENT IS RESPONSIBLE for integrating these environmental, health and safety principles into daily work activities and for diligently responding to employee concerns.

- WE SHARE ACCOUNTABILITY, BUT ARE INDIVIDUALLY RESPONSIBLE. To be successful, we promote the acceptance of individual responsibility for environmental, health and safety issues. Each employee is responsible for maintaining an awareness of safe work practices and preventing conditions that may result in an unsafe situation or harm the environment. No operation or task will be performed in an unsafe manner. It is the responsibility of each employee to promptly notify management of any adverse situation.

- WE ARE COMMITTED TO UTILIZING OUR RESOURCES AND TECHNICAL CAPABILITIES to protect the health and safety of our employees and visitors, our customers and vendors, the general public and the environment.

- WE UTILIZE MEASUREMENTS AND ACCOUNTABILITIES for managing our environmental, health and safety programs and support them by assessing performance within our management system framework.

- WE PROMOTE THE SAFE AND ENVIRONMENTALLY RESPONSIBLE USE AND HANDLING OF OUR PRODUCTS AND MATERIALS. We work to meet or exceed all regulatory requirements through proactive education, distribution of literature and issuance of hazard communications to our customers, vendors, distributors and contractors.

     This policy applies to all Brush Engineered Materials Inc. business units worldwide.

ANNUAL MEETING

    The Annual Meeting of Shareholders will be held on May 7, 2002 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio.

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

    Visit the site at: http://www.beminc.com

DIVIDEND REINVESTMENT PLAN

    Brush Engineered Materials Inc. has a plan for its shareholders which provides automatic reinvestment of dividends toward the purchase of additional shares of the Company's common stock. For a brochure describing the plan please contact our transfer agent, National City Bank, at (800) 622-6757.

AUDITORS

Ernst & Young LLP
925 Euclid Avenue, Suite 1300, Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR

National City Bank
Corporate Trust Operations
P.O. Box 92301, Cleveland, OH 44193-0900
For shareholder inquiries, call: (800) 622-6757

STOCK LISTING

New York Stock Exchange/Symbol: BW

CORPORATE HEADQUARTERS

Brush Engineered Materials Inc.
17876 St. Clair Ave., Cleveland, Ohio 44110
(216) 486-4200 - Facsimile: (216) 383-4091

       BRUSH ENGINEERED MATERIALS INC. DIRECTORS, OFFICERS AND FACILITIES
--------------------------------------------------------------------------------

BOARD OF DIRECTORS                             MICHAEL C. HASYCHAK(1)                          RESEARCH FACILITIES AND
AND COMMITTEES OF THE                          Vice President, Treasurer and Secretary         ADMINISTRATIVE OFFICES
BOARD                                                                                          Cleveland, Ohio
                                               JAMES P. MARROTTE(1)
ALBERT C. BERSTICKER(2, 3, 4)                  Vice President, Controller                      SERVICE AND DISTRIBUTION
Retired Chairman                                                                               CENTERS
Ferro Corporation                              JOHN J. PALLAM(1)                               Elmhurst, Illinois
                                               Vice President, General Counsel                 Fairfield, New Jersey
CHARLES F. BRUSH, III(1, 4)                                                                    Singapore
Personal Investments                           GARY W. SCHIAVONI(1)                            Stuttgart, Germany
                                               Assistant Treasurer and Assistant Secretary     Theale, England
GORDON D. HARNETT(2)                                                                           Tokyo/Fukaya, Japan
Chairman and CEO                               1  Corporate Officers                           Warren, Michigan
Brush Engineered Materials Inc.                2  Executive Officers
                                                                                               SUBSIDIARIES
DAVID H. HOAG(2, 3, 4)                         OPERATING GROUPS                                BEM Services, Inc.
Retired Chairman                                                                                        Cleveland, Ohio
The LTV Corp.                                  Brush Wellman Inc.                              Brush Wellman Inc.
                                               WILLIAM R. SEELBACH, PRESIDENT                           Cleveland, Ohio
JOSEPH P. KEITHLEY(2, 3, 4)                                                                    Brush Ceramic Products Inc.
Chairman, President and CEO                    Brush International, Inc.                                Tucson, Arizona
Keithley Instruments, Inc.                     STEPHEN FREEMAN, PRESIDENT                      Brush International, Inc.
                                                                                                        Cleveland, Ohio
WILLIAM P. MADAR(2, 3, 4)                      Brush Resources Inc.                            Brush Resources Inc.
Chairman                                       DONALD J. MCMILLAN, PRESIDENT                            Delta, Utah
Nordson Corporation                                                                            Brush Wellman GmbH,
                                               Technical Materials, Inc.                                Stuttgart, Germany
N. MOHAN REDDY(1, 4)                           ALFONSO T. LUBRANO, PRESIDENT                   Brush Wellman (Japan), Ltd.,
Professor                                                                                               Tokyo, Japan
The Weatherhead School of Management           Williams Advanced Materials Inc.                Brush Wellman Limited,
Case Western Reserve University                JOHN J. PASCHALL, CHAIRMAN AND CEO                       Theale, England
                                               RICHARD W. SAGER, PRESIDENT                     Brush Wellman (Singapore) Pte Ltd
WILLIAM R. ROBERTSON(1, 4)                                                                              Singapore
Managing Partner                               Zentrix Technologies Inc.                       Circuits Processing Technology, Inc.
Kirtland Capital Partners                      JORDAN P. FRAZIER, PRESIDENT                             Oceanside, California
                                                                                               Technical Materials, Inc.
JOHN SHERWIN, JR.(1, 2, 4)                     OFFICES AND FACILITIES                                   Lincoln, Rhode Island
President                                                                                      Williams Advanced Materials Inc.
Mid-Continent Ventures, Inc.                   MANUFACTURING FACILITIES                                 Buffalo, New York
                                               Brewster, New York                              Williams Advanced Materials
1  Audit Committee                             Buffalo, New York                               Far East Pte Ltd.
2  Executive Committee                         Delta, Utah                                              Singapore
3  Governance Committee                        Elmore, Ohio                                    Zentrix Technologies Inc.
4  Organization and Compensation Committee     Fremont, California                                      Tucson, Arizona
                                               Kuala Lumpur, Malaysia
                                               Lincoln, Rhode Island
CORPORATE AND                                  Lorain, Ohio
EXECUTIVE OFFICERS                             Newburyport, Massachusetts
                                               Oceanside, California
GORDON D. HARNETT(1, 2)                        Reading, Pennsylvania
Chairman of the Board and CEO                  Santa Clara, California
                                               Singapore
JOHN D. GRAMPA(1, 2)                           Subic Bay, Philippines
Vice President Finance                         Tucson, Arizona
and Chief Financial Officer                    Wheatfield, New York

WILLIAM R. SEELBACH(1, 2)
President

DANIEL A. SKOCH(1, 2)
Senior Vice President
Administration