Form 10-K, Exhibit 13
period 2002-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2003-03-31
CIK 1104657

                                                                      EXHIBIT 13

                                                    2002
                   BRUSH ENGINEERED MATERIALS INC. [GRAPHIC]
                                                        ANNUAL REPORT

                               ABOUT THE COMPANY

        Brush Engineered Materials Inc. is a global leader in high performance engineered materials that enable customers to meet superior levels of product strength, reliability, miniaturization and weight savings, thermal dissipation, electrical conductivity and reflectivity.

        Around the world, the Companys engineered materials can be found in end-use products within the telecommunications and computer, automotive electronics, industrial components, optical media, aerospace and defense and appliance markets.

        The Companys subsidiaries are organized into two reportable segments: the Metal Systems Group and the Microelectronics Group.

        Metal Systems includes Brush Wellman Inc. (Alloy and Beryllium Products) and Technical Materials, Inc. Brush Wellman is the only fully integrated producer of beryllium, beryllium alloys and beryllia ceramic in the world. Technical Materials, Inc. produces engineered material systems including clad metals, plated metal, electron beam welded, solder-coated and reflow materials.

        Microelectronics includes Williams Advanced Materials Inc. and Electronic Products, which consists of Brush Ceramic Products Inc. (a wholly owned subsidiary of Brush Wellman Inc.) and Zentrix Technologies Inc. Williams Advanced Materials manufactures precious metal and specialty alloy products. Brush Ceramics produces beryllia ceramic materials and Zentrix Technologies manufactures electronic packaging, circuitry and powder metal products.

        The Company has operating, service center and major office locations throughout North America, Europe and Asia. The Company has 1,862 employees worldwide. Brush Engineered Materials Inc. common stock (ticker symbol: BW) is listed on the New York Stock Exchange.

FINANCIAL HIGHLIGHTS

(Dollars in millions except per share amounts)       2002               2001              2000
                                                     ----               ----              ----
Sales ..............................                $ 372.8           $ 472.6           $ 563.7
Net income (loss) ..................                  (35.6)            (10.3)             14.2
Net income (loss) per share (diluted                  (2.15)            (0.62)             0.86
Dividends per share ................                     --              0.24              0.48
Shareholders equity per share ......                   9.61             12.98             14.11

                Revenue                 Revenue                     Revenue by
               by Segment              by Market                 Geographic Area


              [PIE CHART]              [PIE CHART]                  [PIE CHART]


        61% Metal Systems Group    30% Telecommunications         72% Domestic
        37% Microelectronics Group     and Computer               28% International
         2% Other                  17% Automotive Electronics
                                   15% Industrial Components
                                   14% Optical Media
                                    9% Aerospace and Defense
                                    5% Appliance
                                   10% Other

CONTENTS
Letter to Shareholders .........................           2
Managements Discussion and Analysis ............          12
Reports of Independent Auditors and Management .          25
Consolidated Financial Statements ..............          26
Notes to Consolidated Financial Statements .....          30
Selected Financial Data ........................          46
Corporate Data .................................          48
Directors, Officers, Facilities and Subsidiaries          49

[PHOTO]

                              TO OUR SHAREHOLDERS:

        Brush Engineered Materials Inc. was faced with another tough year in 2002. Continued weak demand from several of our markets, principally telecommunications and computer, compounded by softness in the global economy, caused revenues to decrease substantially, which adversely affected our results. Firm demand from the automotive, defense, optical media and data storage markets only partially offset the larger revenue drop.

        Throughout 2002, Brush Engineered Materials aggressively responded to these challenging and often unpredictable market conditions. Our efforts were aimed at both reducing costs and creating new revenue opportunities. Importantly, we are not waiting for the telecommunications and computer market to rebound. Going forward, we actually see this market accounting for a smaller portion of our sales than the 30% it represented in 2002. As recently as 2000, telecommunications and computer had reached nearly 50% of the Companys sales a major factor in that years record sales of $563.7 million. This past year we extended our reach by launching several major initiatives into new markets and applications and through development of new products.

        While not yet fully visible in our reportable results, we are making meaningful and sustainable progress to offset these unprecedented market and economic difficulties. In fact, I believe we are well on the way to becoming a leaner, broader-based and consistently profitable enterprise.

                             SALES BY MAJOR MARKET
                                   (Millions)

                                  [LINE GRAPH]


                              SELLING, GENERAL AND
                            ADMINISTRATIVE EXPENSES*
                                   (Millions)

                                  [BAR CHART]

                      *(Including research and development
                            expenses and Other-net)

                                    [PHOTO]


        The threads joining oil and gas drill pipes are subjected to the powerful and sometimes unforgiving forces of stress, uneven weight distribution and steel-to-steel galling. When the pipes fail, it is typically at their connection. With 200 300 pipe lengths in a typical well, reducing failure rates is a key objective of the driller.

        Field evaluations point to Brush Wellmans proprietary copper beryllium alloy heat treated and fabricated into an innovative thread spacer as a breakthrough solution. Better friction resistance and coefficiencies, and load-bearing capabilities, along with recyclability are among the benefits generated in initial trials. Further, the need for traditional thread compounds and their related environmental concerns is eliminated.

                                    [PHOTO]

        Copper beryllium strip, formed into a small diameter tube and continuously welded along the seam, is showing promise as a lower cost, technically superior solution for reliably delivering production fluids into deep oil and gas wells. Benefits include corrosion resistance and strength improvements. Also in development: even smaller diameter welded tubes for protection of fiber optics and larger diameter tubes for heat exchange systems.

                                    [PHOTO]

    - Optoelectronics is the convergence of microelectronics with laser and light technology. Beyond this presentation projection system, computers, digital cameras, electronic commerce, health care, transportation and the military all rely on the switches, sensors and imaging equipment that utilize this dynamic technology.

                Williams Advanced Materials has leveraged its fully integrated design and manufacturing capabilities to serve this growing market with VisiLid, a new optical window assembly product. VisiLid provides customers with a reliable method of hermetically sealing microelectronic packages, while retaining an optical pathway to the device.

    - Williams complete solution provides a single source for customers needs including design assistance, anti-reflective coatings, metallization and assembly.

                                    [PHOTO]

    - Williams Advanced Materials is a leading supplier of the metallic targets used to form the thin film, reflective layers on todays DVDs. Williams is helping to meet growing DVD market demand with a new proprietary silver-based optical media alloy, Sil-X. This new alloy provides superior reflectivity and anti-jitter characteristics, and offers significant cost savings to metalizing customers over alternative silver-based alloys.

                                    [PHOTO]

    - The DVD is one of the hottest consumer entertainment devices in history. With their superior video and sound quality, DVDs have skyrocketed in sales to nearly 700 million units in 2002.


                                    [PHOTO]

        As we look at the milestones of the past year, our most notable accomplishments involved the dramatic reduction of our costs and the fundamental improvement in a number of other performance metrics. During 2002:

        - Overhead costs have been decreased by $10 million per quarter compared to the first quarter of 2001, principally through reductions in manufacturing overhead and by driving selling, general and administrative expenses substantially lower.

        - With $40 million in annual costs removed, our breakeven point dropped $100 million, to $420 million, based on current mix and metal prices.

        - Additional gains were made in our productivity and in adjusting headcount to the lower operating levels. At the end of 2002, total employment throughout Brush Engineered Materials was 1,862, a 4% reduction from the end of 2001 when employment totaled 1,946, and 26% lower than 2000 when there were 2,500 employees at year end.

        - We realigned responsibilities in our Electronic Products group and reduced overhead in the process. We anticipate these actions will further reduce overhead expense by approximately $3.0 million in 2003.

        We have become a more effective organization by better managing those factors within our grasp. For example, in 2002 our Alloy Products business lowered its operating costs through a wide range of initiatives, including a 43% decline in rework rates at the Elmore, Ohio strip mill, an 18% reduction in manufacturing overhead costs and a 22% improvement in inventory turns. Meanwhile, unplanned maintenance downtime was reduced by 20% and, by year end, on-time shipments to the Companys service centers jumped by 28% along with a sizable 14-day improvement in lead times.

        While the downturn forced tough decisions on cost reduction, in many areas we continued or accelerated key programs such as new product development and Lean Six Sigma which challenged our employees to find new and better operating practices. Especially gratifying was the Companys overall safety record improvement of more than 40% in our recordable case rate led by Alloy Products.

FINANCIAL SUMMARY

        Sales in 2002 were $372.8 million, a decline of 21% from 2001 sales of $472.6 million.

        For the year, Brush Engineered Materials reported a net loss of $35.6 million, or $2.15 per share. In 2001, the Company had a net loss of $10.3 million, or $0.62 per share. The loss in 2002 includes charges totaling $25.0 million for restructuring costs as well as impairment of certain operating and deferred tax assets. These charges are detailed below. Excluding these charges, the loss for 2002 was $10.6 million.

        The one-time $25.0 million charge recorded had several components:

        First, due to our recent financial performance, accounting regulations required us to record a $19.9 million deferred tax asset impairment charge. This charge did not affect pre-tax earnings, cash flow or the ability to utilize the deferred assets to offset taxes due on future earnings.

        Second, in restructuring the Electronic Products group, we eliminated some non-strategic product lines, consolidated activities, eliminated duplication in manpower and closed other non-performing assets. As a result, we recorded a $2.0 million restructuring charge for associated severance and asset impairment costs. Further, in our Beryllium Products unit, we wrote down $3.1 million in production assets which have been idle and are not expected to be used in the future.

        Additionally, the Company recorded a pre-tax benefit for 2002 of $4.0 million following the reversal of previously recorded accruals due to favorable legal settlements and court rulings. Our continuing success on the legal front is detailed later in this report.

MANAGING THE BALANCE SHEET

        Throughout this challenging period, the management of our balance sheet has remained a critical priority. Here we can also point to a number of important accomplishments:

        - Throughout 2002, our operating cash flow remained positive, while our debt was reduced by $11.4 million, to $63.4 million at year end. During 2002, total balance sheet debt, off-balance sheet leases and precious metal lease obligations were reduced by approximately $35 million, or 18%.

        - By implementing aggressive inventory management and improved logistical and receivables practices, working capital requirements have dropped by 13%. Inventories declined by $15 million in the year, while accounts receivables were reduced by $7 million.

        - Capital spending was reduced without sacrifice to the business needs.

        Brush, like many other companies, saw the market value of its pension plan assets decline to below the present value of the benefit obligation. This situation is primarily a result of a weak equity market and low interest/discount rates. As a result, the Company was required under accounting standards to recognize an additional liability. The Company recorded a non-cash charge in the fourth quarter that reduced comprehensive income, a component of shareholders equity, in the amount of $13.6 million.

        ON-TIME SHIPMENTS TO
        SERVICE CENTERS
                (%)

           [BAR CHART]

        TOTAL DEBT AND LEASES*
              (Millions)

            [BAR CHART]

         *(Including off-balance
        sheet leases and precious
        metal lease obligations)

              INVENTORY
              (Millions)

             [BAR CHART]

    - When the worlds leading loudspeaker maker, JBL, needed a sure-fire way to boost the sound quality of its high-end commercial systems, engineers called on Brush Wellmans Electrofusion products. The resulting technology advancement sent clear signals through the entire industry. By using a beryllium foil dome as a speaker diaphragm, sound reproduction and acoustic accuracy were vastly enhanced. Berylliums lower density and higher stiffness are perfect for this new application. Electrofusion is now fine-tuning the technology to leverage additional market growth. Meanwhile, the system is already being used at special events and concert venues around the world.

                                    [PHOTO]

                Brush Wellmans AlBeMet(), a beryllium and aluminum metal matrix composite, is designed into 340 parts in the new F/A-22 Raptor. The U.S. Air Force is increasingly calling for the weight savings, thermal management, strength and rigidity properties of AlBeMet()for avionics upgrades in other military aircraft as well.

                                    [PHOTO]

                The integrated avionics in the F/A-22 are as much as 100 times faster than earlier fighter jets. The F/A-22 is also unparalleled in maneuverability, stealth features, speed and range.

                                    [PHOTO]


COURTESY: LOCKHEED MARTIN

    - Brush Wellman uses sophisticated infrared photography at plastic injection mold operations to demonstrate the superior thermal management properties of its moldMAX()alloys.

                At Rubbermaid Commercial Products in Winchester, Virginia, the conversion to moldMAX()HH is generating substantial benefits in the production of a mop holder part. Because of the more efficient heat distribution, Rubbermaid has experienced better cycle times, an overall improvement in part quality due to the uniform cooling provided by the alloy and lower production scrap rates. Rubbermaid reports that the moldMAX()mold performs substantially better than the previous tool steel mold with lower mold maintenance costs. Payback on the investment was achieved in less than three months. Infrared images (below center) show the part cooling uniformly with moldMAX()mold cores vs. uneven cooling in steel molds (right).


                                    [PHOTO]

    - Clean and efficient energy from fuel cells has led to the development of a number of commercially viable applications with more on the way.

    - Technical Materials, Inc. (TMI) is helping to meet this emerging growth with the development of clad metals systems for several leading fuel cell technologies. Fuel cell designers are evaluating and specifying clad metals from TMI for their outstanding electrical and corrosion resistant properties as replacements for more costly graphite and s polymer/carbon composites. TMI materials provide unique opportunities to optimize fuel cell performance and lower costs. Below: a compact power plant produced by FuelCell Energy, Inc., a TMI customer, and bi-polar plates made from TMI materials for use in other fuel cell designs.

                                    [PHOTO]

BUSINESS SEGMENT REVIEW

        The Company is organized into two major business segments, the Metal Systems Group and the Microelectronics Group.

        Metal Systems, comprised of Brush Wellman Inc.s Alloy Products and Beryllium Products business units and Technical Materials, Inc. (TMI), saw its groupwide revenues fall 23% from 2001, due in large measure to the continued decline in the telecommunications and computer sector. Within the group, significant losses experienced by the Alloy Products business overrode profits earned by Beryllium Products and TMI.

        Alloys revenues dropped 30% in 2002. With Alloy representing more than 40% of the Companys revenue, 54% of its inventory and 55% of the total overhead, it is critical that this business turn around and adjust fundamentally to a lower sales level.

        In response, every action Alloy Products is taking is aimed at improving its performance and resuming its historical position as an important financial contributor to the Company. Alloy remains, however, our central challenge as it continues to operate at well below its breakeven point and continues to incur significant losses.

        TMI, while experiencing a 12% revenue drop in the year, remained profitable. This business continues to show strong resiliency to changing market conditions and a keen ability to improve performance through unrelenting cost reduction, innovative business practices and product development.

        Beryllium Products was the strongest performer in the Metal Systems segment, achieving another year of solid sales growth and profitability. With its heavy focus on the military/defense market, Beryllium Products saw sales increase by 14% over 2001. Margins in this group were up substantially, with a solid improvement in working capital utilization.

        Microelectronics includes Williams Advanced Materials Inc. (WAM) and Electronic Products. Groupwide revenues decreased 18% from 2001, mainly due to metal mix shifts. Operating profits were down 12% year over year.

        Once again, WAM performed extremely well in 2002, delivering solid profits on a business plan that leverages its distinctive product abilities, service and support, fully integrated operations and superior lead times. WAM enjoys a leading position in physical vapor deposition targets for a variety of end-use markets, including digital video disks and data storage.

        Electronic Products, by contrast, saw its revenues decline by 12% in 2002. The reorganization actions taken as part of Electronic Products restructuring, and other performance improvements underway within the unit, are geared to returning it to profitability.

LITIGATION

        In 2002, we made significant progress in placing most of our litigation and the uncertainty and risk associated with it behind us. This was an important accomplishment, as it was achieved without a material financial impact to the Company. Our successful record in defending against claims that Brush misinformed workers and repeated favorable court rulings provided a powerful incentive for the majority of the remaining plaintiffs to agree to settlements.

        In the first half of the year, we reached a settlement agreement involving nearly half of the outstanding claims against the Company related to beryllium and health. At year end, a number of other cases were in the process of being settled. By the end of the first quarter 2003, we anticipate that the outstanding claims against the Company will be reduced to approximately 20 cases. Many of these claims were covered by insurance or accounted for in previously established reserves.

LOOKING TO THE FUTURE

        We are poised to emerge from the current downturn as a stronger and leaner, customer-focused company. Our progress is a reflection of our employees incredible perseverance and dedication to succeed and in their unwavering support to our customers. We have already made a quantum leap in our cost structure, and the addition of revenue from new products and markets will pave the way for sustainable earnings in the future.

        There remains more to be done, especially in continued improvement in our Alloy operations and in the development of our new markets and applications in each of our businesses. We have set out to achieve an ambitious but reachable target of nearly $20 million of new revenue in 2003 from new applications, markets and products. Already, each of our businesses has active programs underway with near-term revenue potential. Alloy, due to its size and relative challenges, has the most aggressive program in this area. We expect to capture more of what our current and new customers are spending. Many of these exciting efforts are highlighted throughout this report.

        I am convinced that the long-term outlook for Brush and our engineered materials remains very attractive. The requirements for greater strength, fatigue and corrosion resistance, and thermal and electrical conductivity to meet the performance needs of a variety of demanding end-use markets have never diminished. More than ever, our materials help designers meet these needs, especially as they push for higher performance from their products. Accordingly, our new product introductions are all premised on leveraging our core material and customer service capabilities to provide additional value to our customers.

        Despite the difficult situation at hand, I believe we are ready to demonstrate our inherent potential. The full impact of our performance improvements has yet to be fully seen and, at the same time, we are positioned to capitalize on an even modest upturn in our markets. This, along with early adoption of our new products and applications in the marketplace, presents Brush Engineered Materials with promising opportunities for a profitable future, accompanied by a welcomed increase in shareholder value.

        Thank you for your patience and support throughout a very challenging 2002.

/s/ GORDON D. HARNETT
Gordon D. Harnett
Chairman, President and CEO

        Sometimes we have to look pretty deep to uncover an opportunity as significant as our solution for Joy Mining Machinery. The company manufactures huge continuous mining machines for some of the most demanding environments on the planetdeep underground in salt and coal mines. Regular maintenance is practically impossible. Corrosion of steel bearings leads to premature wear and failure. Joy switched to bearings machined from Brush Wellmans unique copper-nickel-tin alloy, ToughMet(). The alloys strength and anti-friction qualities have proven to be unmatched for reducing downtime and maintenance costs.

                                    [PHOTO]

        Euclid Hitachi Heavy Equipment, Inc. makes some of the worlds largest dump trucks bigger than a house and weighing 180 tons. The trucks are used in open cast mining where conditions are harsh. Front suspension bushings were suffering high wear rates. A Brush Wellman sales engineer suggested changing to ToughMet()alloy for bushings. ToughMet()features the strength of steel and unparalleled lubricity, or friction resistance. Lower wear rates have resulted in increased service intervals and a significant competitive advantage for Euclid Hitachi.

                                    [PHOTO]

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS


    Sales in 2002 declined for the second year in a row due to the weak economic conditions of the Company's major end-use markets. The Company continued to reduce costs in order to mitigate the impact of the lower sales volumes and, as a result, the operating loss was only $8.7 million higher in 2002 than in 2001 on a $99.8 million drop in sales. A one-time charge to record a valuation allowance against the Company's deferred tax assets increased the tax expense and further increased the net loss by $1.20 per share in 2002.


                                                2002            2001            2000
                                          ----------      ----------      ----------

(Millions, except for share data)
Net sales ..............................  $    372.8      $    472.6      $    563.7
Operating profit (loss) ................       (22.8)          (14.1)           23.0
Diluted E.P.S. .........................  $    (2.15)     $    (0.62)     $     0.86






    Consolidated net sales were $372.8 million in 2002 compared to $472.6 million in 2001, a 21% decline, while sales in 2001 declined 16% from the record high of $563.7 million established in 2000. Sales have not recovered from the precipitous drop in demand that began in the first half of 2001. After growing each quarter of 2000, sales declined each quarter of 2001, with the fourth quarter 2001 sales being 37% lower than the first quarter of that year. Sales in 2002 did not show any sustainable improvement over the fourth quarter 2001 sales level on an annualized basis. The decline in sales that began in 2001 and the lack of improvement in 2002 were due in large part to the soft demand from the telecommunications and computer market. The Company estimates that this market accounted for 49% of its sales in 2000 compared to 42% in 2001 and 30% in 2002 (on a much smaller base). Demand from the automotive market, which had declined in 2001 from 2000 levels, remained firm in 2002. Sales for defense applications grew in both 2002 and 2001 while demand for data storage applications within the optical media market was strong once again in 2002.

    The sales order backlog at the start of 2003 was $57.7 million, compared to $91.1 million at the start of 2002 and $171.5 million at the start of 2001. Lead times continued to be very short during 2002 and customers, particularly in the telecommunications and computer market, tend to have limited visibility into their end-use demand and are reluctant to place longer-term or blanket orders. Customers in the telecommunications and computer market have also been unable to forecast when the level of their business will improve. Competitive pressures on selling prices have increased in virtually all of the Company's major markets.

    The cost reduction efforts initiated in the second quarter 2001 continued into 2002. Wages and benefits were frozen and/or reduced while spending on services and supplies was also reduced. Work hours, including overtime, were adjusted down in order to align production schedules with the lower sales volume and to reduce inventories. Other manufacturing and cost improvements were made as well. Total headcount was reduced 4% during 2002 following a 22% reduction in 2001. As a result, the variable contribution margin (sales less the cost of materials sold and direct conversion costs including labor and supplies) as a percent of sales was unchanged in 2002 as compared to 2001. In addition, total manufacturing overhead costs, selling, general and administrative and research and development expenses were $34.7 million lower in 2002 than in 2001. Severance and other one-time costs to implement these initiatives totaled $0.8 million in 2002 and $2.6 million in 2001, the majority of which were recorded in selling, general and administrative expense.

    Gross margin was $47.9 million in 2002 (12.8% of sales) compared to $68.0 million (14.4% of sales) in 2001 and $118.7 million (21.1% of sales) in 2000. Compared to 2001, the margin contribution lost on the lower sales volume in 2002 totaled $41.6 million. Offsetting a portion of the impact from the lower volumes was a favorable product mix effect of $2.7 million and a reduction in manufacturing overhead expenses and inventory valuation adjustments of $19.4 million.

    The lower sales volume in 2001 as compared to 2000 accounted for $35.3 million of the $50.7 million decline in gross margin. The translation impact on foreign currency sales was an unfavorable $4.5 million. The majority of the remaining $10.9 million difference in margins between 2001 and 2000 was caused by the lower production levels and extended plant shutdowns. While manufacturing overhead expenses were reduced by year end, costs were not reduced as quickly or as much as the associated production volumes. Since the majority of the 2001 cost reductions occurred in the second half of the year, total manufacturing overhead and inventory adjustments were higher in 2001 than in 2000.

    Selling, general and administrative expenses (SG&A) were $61.3 million, or 16.4% of sales, in 2002 compared to $75.3 million, or 15.9% of sales, in 2001 and $87.6 million, or 15.5% of sales, in 2000. Cost reduction efforts (net of severance costs) initiated in the second half of 2001 in response to the lower sales volumes served to reduce SG&A expenses in that year and into 2002. Additional manpower and cost reductions were made in 2002. Offsetting a portion of these cost savings was a $1.7 million increase in management incentive compensation plan expense in 2002 over 2001 as several operating units achieved their objectives under the plan in 2002.

    The Company received several favorable rulings on its litigation involving chronic beryllium disease (CBD) in 2002. The Company also negotiated settlements on numerous cases during the year while other cases were dismissed. As a result of a court ruling, the Company anticipates being able to increase the recovery portion on insured legal claims that previously were subjected to apportionment and thereby recorded an increase in the insurance recovery amount. These factors combined to reduce the Company's liability, net of insurance, on asserted claims. The portion of the change in the legal reserve and insurance recoverable that was credited to income (i.e., a reduction of

================================================================================


SG&A expenses) totaled $4.0 million in 2002, while in 2001 changes in the reserve and recoverable accounts resulted in a $2.3 million expense. See "Legal Proceedings" for further details.

    In addition to the cost reduction initiatives, SG&A expenses in 2001 were lower than in 2000 as a result of a decline in management compensation plan expenses of $4.4 million due to the Company's lower profitability and a $1.1 million reduction in corporate expenses associated with CBD, including litigation, medical research and testing and environmental, health and safety.

    Research and development expense (R&D) was $4.3 million in 2002, $6.3 million in 2001 and $7.4 million in 2000. R&D expense as a percent of sales was 1.1% in 2002 compared to 1.3% in 2001 and 2000. While R&D efforts on critical projects continued, overall spending was lowered as part of the Company's cost reduction program.

    Other-net expense was $5.2 million in 2002 versus $0.4 million in 2001 and $0.7 million in 2000. The 2002 expense includes asset impairment charges of $4.4 million recorded in accordance with SFAS No. 144 that are described in further detail in the segment disclosures. Other-net includes currency exchange gains of $1.5 million in 2002, $2.3 million in 2001 and $4.0 million in 2000. The precious metal and copper financing fee was $0.7 million lower in 2002 than in 2001 while the expense in 2001 was $1.5 million lower than in 2000. The main cause of the declining expense in both years is a reduction in the financed inventories on hand. The financing rates were also lower in 2001 than in 2000. The copper financing arrangement was terminated during December 2002. The Company adopted SFAS No. 142 effective January 1, 2002 and as a result, goodwill was not amortized in 2002. The goodwill amortization expense was $0.3 million in 2001 and 2000. Other-net also includes bad debt expense, the gain or loss on the sale of capital assets, amortization of other intangible assets and other non-operating items.

    The operating loss was $22.8 million in 2002 compared to $14.1 million in 2001 and an operating profit of $23.0 million in 2000. The increase in the operating loss in 2002 resulted primarily from the lower margins due to the significant drop in sales volume, partially offset by overhead cost reductions.

    Interest expense was $3.0 million in 2002 compared to $3.3 million in 2001 and $4.7 million in 2000. The lower expense in 2002 resulted primarily from reduced levels of debt. In addition, the average borrowing rate in 2002 declined for the second year in a row. Interest incurred was $3.1 million in 2002 and $3.9 million in 2001 as the amount of interest capitalized in association with long-term capital projects declined to $0.1 million in 2002 from $0.6 million in 2001 due to the lower level of capital spending.

    The loss before income taxes was $25.9 million in 2002 versus $17.4 million in 2001. The Company generated income before income taxes of $18.3 million in 2000.

    The income tax expense of $9.7 million in 2002 consisted of a favorable tax provision of $10.2 million and a deferred tax valuation expense of $19.9 million. A tax benefit rate of 39.4% was applied against the loss before income taxes to calculate the favorable tax provision. A tax rate of 40.9% was used in 2001 to calculate a tax benefit of $7.1 million. The major changes from the statutory rate in both years include the effects of percentage depletion and foreign source income. In 2000, an effective income tax rate of 22.7% was applied against the income before income taxes to calculate a tax provision of $4.2 million. The effects of percentage depletion and foreign source income were the major causes for the difference between the effective and statutory rates in 2000 as well.

    The $19.9 million deferred tax valuation allowance was calculated in accordance with SFAS No. 109, "Accounting for Income Taxes". The statement requires a company to evaluate the deferred tax assets on its balance sheet in the event of recent operating losses to determine if a valuation allowance is warranted. This evaluation process is not based upon the specific expiration date of the deferrals, but rather the company's ability to demonstrate taxable income that will result in the utilization of its deferred tax assets. As a result of the review, the Company determined that its deferred tax assets were impaired and a valuation allowance was recorded in the fourth quarter 2002 with $19.9 million charged to expense and $7.3 million to Other comprehensive income within shareholders' equity. The Company also determined that the $0.7 million net deferred tax asset remaining on the balance sheet as of December 31, 2002 was not impaired. The charge did not affect cash or the Company's ability to utilize any of its deferred tax assets on future tax returns. See Note I to the Consolidated Financial Statements.

    As a result of the above, the net loss was $2.15 per share in 2002 compared to a loss of $0.62 per share in 2001. In 2000, the Company earned $0.86 per share diluted.

SEGMENT DISCLOSURES

    The Company aggregates its businesses into two reportable segments - the Metal Systems Group and the Microelectronics Group. Prior to 2001, corporate expenses as well as the operating results from the Company's beryllium mine and extraction mill in Utah were not included in either segment and were shown in the "All Other" column in the segment disclosures.

    As a result of the corporate restructuring completed on January 1, 2001, the Company changed how costs flow between its various businesses and the corporate office. Certain costs that previously were recorded at the corporate office, primarily expenses related to beryllium health and safety and chronic beryllium disease, were charged to the responsible businesses beginning with the first quarter 2001. Beginning in 2001, the "All Other" column in the segment disclosures includes the

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's operating expenses. BEM Services charges a management fee for the services it provides, primarily corporate, administrative and financial oversight, to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced through its Utah operations, to outside customers and to businesses within the Metal Systems Group. The 2000 segment results presented in Note M to the Consolidated Financial Statements, as well as in this Management's Discussion and Analysis, have been revised to reflect these changes on a pro forma basis. Management believes that these changes more accurately reflect the operating results of its businesses.

METAL SYSTEMS GROUP

                                                2002            2001            2000
                                         -----------     -----------      ----------
(Millions)
Net sales ............................   $     227.9     $     295.7      $    378.2
Operating profit (loss) ..............         (37.7)          (20.1)           10.2


    The Metal Systems Group is the larger of the Company's reportable segments, accounting for over 60% of the Company's sales and assets. The group consists of Alloy Products, Technical Materials, Inc. (TMI), a wholly owned subsidiary of the Company, and Beryllium Products. These units manufacture a variety of engineered materials that provide superior performance in demanding applications and compete against beryllium and non-beryllium-containing alloys. Customers typically use the Company's materials as their raw material input. Customers are also usually one or more tiers removed from the end-use demand generator in a given market. Sales to external customers by business unit within the Metal Systems Group during the 2000 to 2002 time frame were as follows:


                                                2002            2001            2000
                                         -----------     -----------      ----------
(Millions)
Alloy Products .......................   $     151.9     $     217.5      $    269.9
Technical Materials, Inc. ............          44.4            50.5            83.3
Beryllium Products ...................          31.6            27.7            25.0
                                         -----------     -----------      ----------
  Total segment sales ................   $     227.9     $     295.7      $    378.2
                                         ===========     ===========      ==========



ALLOY PRODUCTS

    Alloy Products is the largest unit within the Metal Systems Group and the most affected by the slowdown in the telecommunications and computer market. Sales of Alloy Products were $151.9 million in 2002, a 30% decline from the prior year. Sales in 2001 were 19% lower than in 2000, which was a record year for Alloy Products.

    Alloy Products consists of two main product families - strip products and bulk products. Strip products include thin gauge precision strip and thin diameter rod and wire products manufactured from copper beryllium and nickel beryllium alloys. These products provide high conductivity, high reliability and formability in a variety of applications including electrical connectors, switches, relays, contacts and shielding. Major markets for strip products include telecommunications and computer, automotive electronics and appliances. Strip products are manufactured at the Company's facilities in Elmore, Ohio and Reading, Pennsylvania.

    Sales of strip products were 27% lower in 2002 than in 2001 while sales in 2001 were 23% lower than 2000. The decline in both years is due to the fall off in demand from the telecommunications and computer market. Sales into the automotive market remained firm throughout the three-year period. Pounds sold of strip products declined 17% in 2002 compared to 2001 and were 29% lower in 2001 than in 2000. The decline in pounds sold was less than the decline in sales due to an unfavorable shift in product mix as the pounds sold of the higher price, higher beryllium-containing alloys decreased while the quantity sold of the lower priced, lower beryllium-containing alloys increased slightly in 2002.

    Bulk products consist of copper, nickel and aluminum-based alloys manufactured in rod, bar, tube, plate and other customized forms. The majority of these alloys also contain beryllium. Bulk products are used in applications that may require superior strength, corrosion and wear resistance or thermal conductivity including bushings, bearings, plastic mold tooling, welding rods and housings for telecommunication equipment. The beryllium-containing alloys are manufactured at the Elmore facility while the non-beryllium-containing alloys are produced at the Company's Lorain, Ohio facility.

    Sales of bulk products declined 37% in 2002 from 2001 after declining 10% in 2001 from 2000. Pounds sold were 33% lower in 2002 than 2001 and 13% lower in 2001 than 2000. Sales into the undersea telecommunications market, which was the largest market segment for bulk products in 2000, began to decline in the second half of 2001 and were minimal in 2002 due to the severe reduction in the number of new undersea fiber optic line installation projects throughout the world. Demand from the industrial components market softened in 2002 and 2001 while demand from the plastic tooling market improved in the first half of 2002, but then softened due to customer inventory positions.

    The Company continued to improve efficiencies, rework percentages and machine utilization rates in 2002 in the Alloy Products' manufacturing operations. The performance of the strip mill equipment that was installed in the Elmore facility in the late 1990's, in particular, has improved. In 2000, when customer demand was higher, yield and performance and reliability issues with this equipment constrained capacity and negatively impacted costs. The improvements implemented in 2002 and 2001 helped offset a portion of the unfavorable product mix effect and will allow the Company to grow more profitably when sales volumes increase.

================================================================================


TECHNICAL MATERIALS, INC.

    TMI manufactures engineered material systems for sale into the telecommunications and computer and automotive electronics markets. TMI's engineered materials systems include clad inlay and overlay metals, electron beam welded systems, precious and base metal electroplated systems, contour profiled metal systems and solder-coated metal systems. These systems provide varied thermal, electrical or mechanical properties from a surface area or particular section. Major applications for TMI products include semiconductors, contacts and connectors. TMI products are manufactured at the Company's facility in Lincoln, Rhode Island.

    TMI sales were 12% lower in 2002 than 2001 while sales in 2001 were 39% lower than 2000, which was a record sales year for TMI. The decline in sales in both 2002 and 2001 was due to the weak demand from the telecommunications and computer market. The fall off in demand from this market began in the second quarter 2001 and continued throughout 2002. Sales into the automotive market were relatively unchanged in each of the last two years. TMI continues to invest in product development efforts in order to expand its product offerings into other markets, including fuel cell technologies.

    As a result of cost reduction initiatives, including reduced work hours, reductions in force and other cost control programs, TMI was profitable in 2002 and 2001 in spite of the significantly lower sales volume.

BERYLLIUM PRODUCTS

    Beryllium Products manufactures pure beryllium metal and beryllium aluminum alloys in a variety of forms at operations in Elmore, Ohio and Fremont, California. These materials are typically premium priced and are used in applications that require high stiffness and/or low density. Major markets for beryllium products include defense, electronics, automotive, medical and optical scanning. Sales of Beryllium Products have increased each of the last three years, growing 14% in 2002 over 2001 and 11% in 2001 over 2000. While an improvement in defense-related demand was the main cause for this growth, sales for other commercial applications have increased as well, including automotive sales in 2002 and acoustic components for the electronics market in 2001.

METAL SYSTEMS GROSS MARGIN AND EXPENSES

    The gross margin on Metal Systems sales declined $21.1 million in 2002 from 2001 after declining $39.3 million in 2001 from 2000. The lower sales volume in 2002 reduced the margin contribution by $30.7 million as compared to 2001. An unfavorable product mix effect, primarily from Alloy Products, reduced margins by an additional $5.7 million in 2002. The currency and copper price effect was slightly unfavorable as well. Mitigating the impact of these negative factors on margins was a reduction in manufacturing overhead expenses and inventory valuation adjustments of $15.9 million. The costs for manpower, services and supplies were reduced at the Elmore, Reading and Lincoln facilities in response to the lower sales volume. The $15.9 million decrease in manufacturing overhead is net of a $4.7 million increase in rent expense from the off-balance sheet operating lease that finances a portion of the strip mill equipment in Elmore.

    The decline in sales volumes in 2001 from 2000 resulted in a $31.7 million lower contribution margin. An unfavorable currency translation effect, lower production volumes and an increase in unabsorbed costs caused the remaining difference in gross margins between 2001 and 2000.

    SG&A, R&D and Other-net expenses were $3.5 million lower in 2002 than in 2001 as a result of manpower and other cost reduction initiatives. Offsetting a significant portion of the cost savings was a $3.1 million asset impairment charge recorded in the fourth quarter 2002. The Company determined that the projected cash flow from various assets used in the production of beryllium was less than the carrying value. The assets were written down to their net realizable values. The equipment has been shut down due to the use of alternate input materials and manufacturing processes.

    Expenses declined $9.0 million in 2001 from 2000 as a result of cost saving initiatives, a reduced incentive compensation accrual and lower sales related expenses, including commissions and travel and entertainment expenses.

    The operating loss for Metal Systems was $37.7 million in 2002 compared to $20.1 million in 2001. In 2000, Metal Systems earned an operating profit of $10.2 million.

MICROELECTRONICS GROUP


                                                2002            2001            2000
                                         -----------     -----------      ----------
(Millions)
Net sales ............................   $     139.2     $     169.6      $    179.1
Operating profit .....................           3.8             4.6             8.4





    The Microelectronics Group (MEG) includes Williams Advanced Materials Inc.
(WAM), a wholly owned subsidiary, and Electronic Products. These businesses manufacture a variety of high quality precision parts that are sold to assemblers and other fabricators of electronic components and equipment. After growing at 27% in 2000 over 1999, MEG sales declined in 2001 and 2002. Sales in 2002 were 18% lower than in 2001. Sales to external customers by business unit within the MEG during the 2000 to 2002 time frame were as follows:


                                                2002            2001            2000
                                         -----------     -----------      ----------
(Millions)
Williams Advanced ...................    $     109.1     $     135.5      $    136.4
  Materials Inc.
Electronic Products .................           30.1            34.3            42.7
                                         -----------     -----------      ----------
  Total segment sales ...............    $     139.2     $     169.6      $    179.1
                                         ===========     ===========      ==========

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


WILLIAMS ADVANCED MATERIALS INC.

    WAM manufactures precious, non-precious and specialty metal products for sale into the optical media, magnetic head, electron tube and the wireless, semiconductor, photonic and hybrid segments of the microelectronics market. The performance films market is also a significant market for WAM. Major products manufactured by WAM include vapor deposition targets, frame lid assemblies, clad and precious metal pre-forms, high temperature braze materials and ultra fine wire. WAM operates facilities in New York, California, Singapore and the Philippines. WAM's sales of $109.1 million in 2002 were 19% lower than sales in 2001 while 2001 sales of $135.3 million were 1% lower than in 2000.

    The cost of the precious and non-precious metals sold by WAM is a straight pass-through to the customer; selling prices are adjusted to reflect changes in the cost of the metals sold. WAM generates margin on its fabrication independent of the particular metal used in a given application. Therefore, the cost and mix of metals sold can affect the level of sales but not necessarily the margin on those sales. In 2002, a product mix shift toward lower priced metals caused the majority of the reduction in WAM's sales compared to 2001. WAM's volumes only declined approximately 2% in 2002 compared to 2001.

    Sales of vapor deposition targets, WAM's largest product line, declined slightly in 2002 from the 2001 level. While demand for targets by the optical media market for the manufacture of digital video disks remained firm in 2002, demand from the photonic and other segments of the microelectronic market was soft for the second year in a row. Demand from the magnetic head market for WAM's materials used in magnetic resistive (MR) and giant magnetic resistive
(GMR) applications was strong in 2002 after growing significantly in 2001 over 2000. Sales of frame lid assemblies increased in 2002 over 2001 as a result of the acquisition of various assets from a competitor who was exiting the business in June 2001. The acquisition resulted in an increase in frame lid assembly sales in 2001 over 2000 as well. Sales of high temperature braze materials declined for the second straight year due to soft market conditions.

ELECTRONIC PRODUCTS

    Electronic Products manufactures beryllia ceramics, produced by Brush Ceramic Products Inc., a wholly owned subsidiary, and electronic packages, circuitry and powder metallurgy products, produced by Zentrix Technologies Inc., also a wholly owned subsidiary of the Company. These products are used in the telecommunications and computer, automotive and defense markets. Major applications for Electronic Products include wireless telecommunications equipment and fiber optics. Sales from Electronic Products were 12% lower in 2002 than in 2001 and 20% lower in 2001 than in 2000.

    Lower sales of beryllia ceramics accounted for the majority of the total Electronic Products sales decline in each of the last two years due to the slowdown in the telecommunications and computer market. Beryllia ceramics is a mature product line with a limited customer base and limited growth potential. Circuitry sales were lower in 2002 than in 2001 as demand for these products started to slow down in the second half of 2001. The fall-off in demand was mainly from commercial applications, as sales for defense-related applications remained firm throughout 2002. Sales of electronic packages were also lower in 2002 than in 2001 while sales of these products in 2001 were unchanged from the prior year. Sales for automotive applications increased slightly in 2002 compared to 2001 after decreasing in 2001 from 2000.

MEG GROSS MARGIN AND EXPENSES

    The gross margin on MEG sales improved $0.8 million in 2002 over 2001. An $8.1 million favorable product mix effect, primarily from WAM, and a $3.1 million reduction in manufacturing overhead expenses and inventory valuation adjustments more than offset the lower contribution margin from the lower sales volume. The manufacturing overhead expense savings resulted from reductions in manpower and supplies within Electronic Products. The gross margin in 2001 was $3.6 million lower than in 2000 as a result of the lower sales volume. The product mix effect was favorable but this was offset by the impact of lower production levels and inventory valuation adjustments.

    SG&A, R&D and Other-net expenses grew $1.6 million in 2002 over 2001. The $0.7 million reduction in metal consignment fees in 2002 as compared to 2001 was partially offset by other expense increases within WAM. In the fourth quarter 2002, the Company determined that various assets used by Zentrix were impaired as their projected cash flows were less than the carrying values. A charge of $1.3 million was recorded against Other-net on the Consolidated Income Statement to reduce the assets' carrying values to the fair market value as determined by an independent appraisal. In order to help realign the cost structure of Electronic Products with revenues, the Company restructured the management of the unit, eliminating various positions and closing the French sales office and the small operating facility in Malaysia. Severance and associated closure costs totaled $0.6 million and were recorded in SG&A expense in the fourth quarter 2002. Management anticipates that these actions will reduce overhead expenses by approximately $3.0 million in 2003.

    SG&A, R&D and Other-net expenses were $0.1 million higher in 2001 than in 2000 within the MEG as manpower reductions, primarily in the second half of the year, and a lower metal financing fee helped to keep expenses relatively flat with the prior year.

    MEG operating profit was $3.8 million in 2002 compared to $4.6 million in 2001 and $8.4 million in 2000. Operating profit as a percent of sales was 2.7% in both 2002 and 2001 and 4.7% in 2000.

================================================================================


INTERNATIONAL SALES AND OPERATIONS


                                                2002            2001            2000
                                         -----------     -----------      ----------
(Millions)
From international operations .........  $      71.8     $      86.8      $     98.4
Exports from U.S. operations ..........         32.5            47.5            51.2
                                         -----------     -----------      ----------
Total international sales .............  $     104.3     $     134.3      $    149.6
                                         ===========     ===========      ==========
Percent of total net sales ............          28%             28%             27%



    The international sales presented in the above table are included in the Metal Systems Group and MEG sales figures previously discussed. The majority of international sales are to the Pacific Rim, Western Europe and Canada. Sales into each of these regions were lower in 2002 than in 2001 with European sales accounting for over 60% of the total fall-off. While international sales were $30.0 million lower in 2002 than in 2001, international sales as a percent of the Company's total sales were unchanged.

    International operations include service centers in Germany, England, Japan and Singapore. These operations focus primarily on the distribution of alloy products while providing additional local support to various other businesses within the Company. WAM has finishing operations in the Philippines, which were acquired in 2001, and in Singapore. The Company established branch offices in Taiwan and the Republic of China during 2002 to increase its sales and marketing efforts in those regions.

    Sales from the international operations are typically denominated in the local currency while exports from the U.S. are predominately denominated in dollars. Local competition limits the Company's ability to adjust selling prices to compensate for short-term exchange rate movements. On average over the course of the year, the dollar was slightly stronger in 2002 than in 2001 resulting in a reduced translated value of these sales. The unfavorable translation impact on sales was $1.1 million in 2002 versus 2001. In 2001, the unfavorable translation impact was $4.5 million compared to 2000. The dollar weakened in the latter part of 2002; a weaker dollar in 2003 as compared to 2002 would increase the translated value of foreign currency-denominated sales.

    The markets served by the international operations are similar to the domestic markets, with telecommunications and computer and automotive electronics being the largest. Defense applications are not as prevalent overseas while the appliance market for Alloy Products is a more significant market in Europe than it is domestically. The Company's market share is smaller in the overseas markets than it is domestically. The Company believes that the international markets present significant long-term growth opportunities. Going forward, as customers relocate operations overseas, particularly to Asia, maintaining a strong international presence will become more critical to sustaining the Company's long-term sales growth.

LEGAL PROCEEDINGS

    One of the Company's subsidiaries, Brush Wellman Inc., is a defendant in proceedings in various state and federal courts brought by plaintiffs alleging that they have contracted chronic beryllium disease or other lung conditions as a result of exposure to beryllium. Plaintiffs in beryllium cases seek recovery under theories of intentional tort and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium.

    The following table summarizes the associated activity with beryllium cases. Settlement payment and dismissal for a single case may not occur in the same period.




                                                             December 31,

                                                2002            2001            2000
                                         -----------     -----------      ----------
Total cases pending ...................            33             76              71
Total plaintiffs (including
  spouses) ............................            70            193             192
Number of claims (plaintiffs)
  filed during period ended ...........           2(4)         19(37)          38(87)
Number of claims (plaintiffs)
  settled during period ended ...........      34(107)           2(3)            2(5)
Aggregate cost of settlements
  during period ended
  (dollars in thousands) ..............  $      4,945     $      570       $     730
Number of claims (plaintiffs)
  otherwise dismissed .................         11(20)         12(31)            2(9)
Number of claims (plaintiffs)
  voluntarily withdrawn ...............           0(0)           0(2)            0(0)



    Additional beryllium claims may arise. Management believes that the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of customers or contractors) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. A reserve was recorded for beryllium litigation of $4.2 million at December 31, 2002 and $13.0 million at December 31, 2001. A receivable was recorded of $4.9 million at December 31, 2002 and $6.6 million at December 31, 2001 from the Company's insurance carriers as recoveries for insured claims.

    Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending beryllium case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims.

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS




    While the Company is unable to predict the outcome of the current or future beryllium proceedings, based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or the cash flow of the Company. However, the Company's results of operations could be materially affected by unfavorable results in one or more of these cases. Currently, one purported class action is pending.

    Standards for exposure to beryllium are under review by the United States Occupational Safety and Health Administration, and by private standard-setting organizations. One result of these reviews might be more stringent worker safety standards. More stringent standards may affect buying decisions by the users of beryllium-containing products. If the standards are made more stringent or the Company's customers decide to reduce their use of beryllium-containing products, the Company's operating results, liquidity and capital resources could be materially adversely affected. The extent of the adverse effect would depend on the nature and extent of the changes to the standards, the cost and ability to meet the new standards, the extent of any reduction in customer use and other factors that cannot be estimated.

FINANCIAL POSITION

WORKING CAPITAL

    Cash flow from operations was $15.7 million in 2002 as depreciation, asset impairments and changes in working capital more than offset the net loss of $35.6 million. Cash balances totaled $4.4 million at December 31, 2002, a decline of $2.6 million during the year as the cash generated was used to reduce debt and fund capital expenditures. Cash flow from operations was $22.5 million in 2001 and cash balances increased $2.7 million during that year.

    The accounts receivable balance was $47.5 million at December 31, 2002, a decline of $7.1 million from the end of the prior year. The days sales outstanding, a measure of how quickly receivables are collected, improved five days. The lower receivable balance was also due to the fall off in sales. Accounts written off to bad debts increased $0.3 million in 2002 over 2001 in part due to the global economic conditions. Accounts receivable declined $37.7 million in 2001 mainly as a result of the significant decline in sales volume as well as a three-day improvement in the days sales outstanding.

    The inventory balance of $94.3 million at December 31, 2002 was $14.8 million lower than at December 31, 2001 as the Company reduced its working capital investment due to the lower sales volume. This reduction in inventory is net of a $6.0 million increase due to the termination of an off-balance sheet copper financing arrangement in the fourth quarter 2002. Total Metal Systems Group inventories were down 21% while MEG inventories were down slightly from the end of 2001. The majority of the decrease in inventory in 2002 was in Alloy Products. Pounds in Alloy inventory declined 18% during 2002. In addition, pounds in Alloy inventories were down 40% from their peak level at the end of the first quarter 2001. Alloy Products also significantly reduced the level of scrap in the inventory stream, both material with value that can be recycled as well as non-valued material that cannot be used, over the last 18 months. Inventory turns during the fourth quarter 2002 were equal to turns in the fourth quarter 2001. Inventories were $6.5 million lower at the end of 2001 than at the end of 2000. After increasing in the first half of 2001 as a result of various businesses anticipating continued sales growth and due to a temporary build as part of a planned shift in the location of buffer work-in-process inventories, inventories were brought down in the second half of the year. The Metal Systems Group accounted for the majority of the inventory reduction in 2001.

    Accounts payable and other liabilities and accrued items decreased $2.5 million during 2002 after declining $25.6 million in 2001. The large decline in 2001 was attributable to the reduction in business levels, reduced spending and lower incentive compensation accruals.

    Other long-term liabilities of $17.5 million at December 31, 2002 were $5.5 million lower than at the end of 2001 due to the reduction in the accrued legal reserve offset in part by an increase in the fair value of an interest rate derivative.

    The Company paid $4.9 million in legal settlements during 2002 and received $2.3 million from its insurance carriers as a partial reimbursement for the insured portions of the claims paid.

DEPRECIATION, AMORTIZATION AND IMPAIRMENTS

    Depreciation, amortization and depletion was $20.4 million in 2002 compared to $20.9 million in 2001. The slightly lower expense in 2002 resulted from the reduced level of capital spending. Amortization of deferred mine development was $0.3 million in 2002 and $0.7 million in 2001. Mine development costs are amortized based upon the units of production method as ore is extracted from the pits.

    The $19.9 million deferred tax valuation allowance and $4.4 million asset write-downs, which increased the net loss in 2002, were non-cash charges that reduced the carrying values of various assets. Depreciation expense in subsequent periods will be lower as a result of the $4.4 million asset charge than had the charge not been recorded.

CAPITAL EXPENDITURES

    Capital expenditures for property, plant and equipment and mine development were $5.4 million in 2002 and $23.3 million in 2001. The level of capital spending was significantly reduced beginning in the third quarter 2001 and continued through 2002 in order to conserve cash in light of the operating losses. The majority of the capital spending in 2002 was devoted to a series of smaller projects as opposed to several large projects. WAM accounted for approximately 30% of the Company's total capital spending in 2002. Capital spending by the Metal Systems

================================================================================


Group was $13.0 million in 2001 while MEG capital spending was $6.8 million. In 2001, the Company also purchased land and mineral rights that were previously leased by its mining operations in Utah that cover approximately 95% of the Company's proven bertrandite ore reserves for $1.3 million. Management anticipates a slight increase in capital spending in 2003 compared to 2002.

PENSION LIABILITY

    SFAS No. 87, "Employers' Accounting for Pensions," requires the recognition of a minimum pension liability if the present value of the accumulated benefit obligation is greater than the market value of the pension assets as of year end. The market value of the Company's pension assets in its domestic defined benefit plan was $78.1 million while the present value of the accumulated benefit obligation was $87.7 million as of December 31, 2002. Accordingly, a minimum pension liability of $9.6 million was recorded in the fourth quarter 2002 and included in retirement and other post-employment benefits on the Company's balance sheet as of December 31, 2002. Concurrent with recording this liability, the carrying value of the pension asset included in other assets on the Company's balance sheet was adjusted and a non-cash, pre-tax charge of $13.6 million was recorded against Other comprehensive income, a component of shareholders' equity on the Company's balance sheet. As of December 31, 2001, the market value of the Company's pension assets exceeded the accumulated benefit obligation and a minimum pension liability was not required. During 2002, the market value of the assets declined due to investment losses while the present value of the accumulated benefit obligation increased primarily as a result of a lower discount rate.

    The Company utilized $2.5 million of excess pension fund assets in 2001 to fund payments under its retiree medical plan in accordance with IRC Section 420 guidelines. A similar transfer was not made in 2002 because of the change in the pension plan funding status.

DEBT AND OFF-BALANCE SHEET OBLIGATIONS

    Total debt on the balance sheet stood at $63.4 million at December 31, 2002, a decline of $11.4 million from the end of 2001. Short-term debt totaled $27.2 million at year end 2002 and included $8.3 million of gold-denominated debt and $12.4 million denominated in foreign currencies. These borrowings are designed as hedges against changes in the values of assets similarly denominated. The remaining $6.5 million of short-term debt, as well as $6.7 million of the foreign currency-denominated loans, were borrowed under a $55.0 million revolving credit agreement. Long-term debt of $36.2 million at December 31, 2002 consisted of an $8.3 million variable rate industrial development bond, a $3.0 million variable rate demand note, a $0.9 million promissory note and $24.0 million borrowed under the revolving credit agreement. Borrowings outstanding under the revolving credit agreement totaled $37.2 million at December 31, 2002.

    The revolving credit agreement is an asset-based lending arrangement with the banks having a security interest in a portion of the Company's domestic accounts receivable, inventory and certain fixed assets. The agreement includes various restrictive covenants including minimum consolidated tangible net worth, interest coverage, leverage ratios, capital expenditure levels, dividend declaration and permitted acquisitions. In January 2003, the agreement was amended to waive certain covenants effective December 31, 2002 and to reduce the available borrowing level from $65.0 million to $55.0 million. In March 2003, the revolving credit agreement was amended to provide a minimum availability of $55.0 million with a liquidity reserve of $5.0 million. The amendment also revised various covenants and increased the Company's borrowing rates. The Company was in compliance with its debt covenants as of December 31, 2002.

    In addition to the $63.4 million of debt on the balance sheet, the Company has an off-balance sheet synthetic operating lease with an initial notional, value of $59.8 million that finances a portion of the Alloy Products' manufacturing equipment in Elmore. The lease payments were structured to increase over time, as the payments for the first three-year base term, which ended in December 2001, did not include any principal amortization. Payments under this lease in 2002 were $10.1 million, a $4.7 million increase over 2001, and are anticipated to be $10.6 million in 2003. The Company also has an off-balance sheet operating lease with an initial notional value of $20.3 million that finances a building at the Company's Elmore facility. Payments under this lease are $2.3 million per year. See Note F to the Consolidated Financial Statements for additional leasing details.

    The Company maintains a portion of its precious metal inventories on a consignment basis in order to reduce its price exposure. See the "Market Risk Disclosures" section of this Management's Discussion and Analysis for additional details. The notional value of this inventory was $15.6 million at December 31, 2002 and $25.6 million at December 31, 2001. The value of the consigned precious metals declined during 2002 as a result of inventory reduction efforts and reduced requirements due to changes in the sales volumes and mix. The quantity decrease was greater than the decline in value as metal prices were higher at December 31, 2002 than December 31, 2001. Since the consigned precious metal is owned by third parties, its cost is not reflected in the total inventory on the Company's balance sheet. The Company also had an off-balance sheet financing arrangement with a bank for a portion of its copper-based inventories. The Company terminated this arrangement in the fourth quarter 2002 by buying the copper inventory for $6.0 million from the bank and adding it into its balance sheet inventory as the Company determined it was more cost effective to finance these inventories with traditional balance sheet debt. The notional value of this arrangement was $6.6 million at December 31, 2001.

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


    A summary of contractual payments under long-term debt agreements, operating leases and material purchase commitments by year is as follows:

                                                                          Payments Due In
                                              ----------------------------------------------------------------------
                                                2003            2004            2005            2006            2007
                                              ------          ------          ------          ------          ------
(Millions)
Long-term debt
  repayments .............................   $     -          $ 24.0          $  0.6          $  0.6         $   0.6
Elmore building lease
  payments ...............................       2.3             2.3             2.3             2.3             2.3
Other operating lease
  payments ...............................       2.8             2.5             1.7             1.1             0.8
                                             -------          ------          ------          ------         -------
    Subtotal non-cancelable
     leases ..............................       5.1             4.8             4.0             3.4             3.1
Elmore equipment lease
 payments ................................      10.6            10.4            10.3            10.2            10.0
Purchase commitments .....................      10.6            13.7            16.1            18.2            20.5
                                             -------          ------          ------          ------         -------
Total ....................................   $  26.3          $ 52.9          $ 31.0          $ 34.2         $  34.2
                                             =======          ======          ======          ======         =======


    The $24.0 million debt repayment in 2004 represents the long-term borrowings under the revolving credit agreement outstanding as of December 31, 2002. While the revolver matures in April 2004, it is the Company's intention to refinance the debt prior to the actual maturity date. Long-term borrowings under the revolver may also increase or decrease prior to maturity depending upon cash availability and other requirements.

    The subtotal of the Elmore building lease obligation and the other operating lease payments represents the amounts due under non-cancelable operating leases with initial terms in excess of one year as of December 31, 2002. Beginning with 2002, the Company has the option to renew the synthetic lease annually for seven years. The chart provides the estimated payments under the lease should the Company exercise its option to renew the lease each year. The purchase commitments are for raw materials to be acquired under long-term supply agreements. See Note L to the Consolidated Financial Statements.

OTHER

    The Company suspended its regular quarterly dividend payment in the third quarter 2001 in order to improve the Company's cash position in light of the operating losses and as a result no dividends were paid in 2002. The Company paid $6.0 million in dividends in 2001. Cash received from the exercise of stock options totaled $1.8 million in 2001. No options were exercised in 2002 as the share price was below the option strike prices.

    Funds from operations plus the available borrowing capacity are believed to be adequate to support operating requirements, capital expenditures and remediation projects. The Company's current debt-to-equity ratio and the recent operating losses may limit the ability to raise debt financing in excess of the existing revolving credit agreement and other established lines.

    The Company attempts to maintain cash balances at a minimum with any excess cash used to reduce overnight or other short-term borrowings. Cash balances, if any, are invested in high quality, highly liquid investments.

ENVIRONMENTAL

    As indicated in Note L to the Consolidated Financial Statements, the Company has an active program of environmental compliance. For environmental remediation projects, estimates of the probable costs are made and reserves are established accordingly. The environmental remediation reserve balance was $7.7 million at December 31, 2002 and $7.5 million at December 31, 2001. There were no significant changes in the number of remediation projects or in their estimated costs during 2002.

ORE RESERVES

    The Company's reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately seven percent. About 87% of beryllium in ore is recovered in the extraction process. The Company augments its proven reserves of bertrandite ore through the purchase of imported beryl ore (approximately 4% beryllium), which is also processed at the Utah extraction plant.

    The Company uses computer models to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling has affected the total ore reserves to some degree, although there was no development drilling activity in 2001 or in 2002. The requirement that reserves pass an economic test causes open pit- mineable ore to be found in both proven and probable geologic settings. Proven reserves decreased while the probable reserves increased in 2002. Reserves declined in 2001 in part due to the termination of a particular lease and option during the year. As of 2001, the Company owns, as opposed to leases, approximately 95% of the proven

================================================================================

reserves. Based upon average production levels in recent years, proven reserves would last 75 years or more. Ore reserves classified as possible are excluded from the following table.


                                2002            2001            2000            1999            1998
                              ------          ------          ------          ------          ------
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons) .............   6,730           7.270           7,690           7,769            7,747
Grade % beryllium ..........  0.267%          0.268%          0.263%          0.265%           0.259%

Probable bertrandite
  ore reserves at
  year end (thousands
  of dry tons) .............   3,519           3,081           3,166           3,081            3,535
Grade % beryllium ..........  0.232%          0.219%          0.217%          0.215%           0.210%

Bertrandite ore
  processed
 (thousands of dry
 tons, diluted) ............      40              48              84              93              113

Grade % beryllium
  diluted ..................  0.217%          0.224%          0.235%          0.240%           0.234%

CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements requires the inherent use of estimates and management's judgment in establishing those estimates. The following are the most significant accounting policies used by the Company that rely upon management's judgment.

    ACCRUED LIABILITIES. The Company has various accruals on its balance sheet that are based in part upon management's judgment, including accruals for litigation, environmental remediation and workers' compensation costs. The Company establishes accrual balances at the best estimate determined by a review of the available facts and trends by management and independent advisors and specialists as appropriate. Absent a best estimate, the accrual is established at the low end of the estimated reasonable range in accordance with SFAS No. 5, "Accounting for Contingencies". Accruals are only established for identified and/or asserted claims; future claims, therefore, could give rise to increases to the accruals. The accruals are adjusted as the facts and circumstances change. The accruals may also be adjusted for changes in the Company's strategies or regulatory requirements. Since these accruals are estimates, the ultimate resolution may be greater or less than the established accrual balance for a variety of reasons including court decisions, additional discovery work, level of inflation, cost control efforts and resolution of similar cases. Changes to the accruals would then result in an additional charge or credit to income.

    The accrued legal liability only includes the estimated indemnity cost, if any, to resolve the claim through a settlement or court verdict. The legal defense costs are not included in the accrual and are expensed in the period incurred, with the level of expense in a given year affected by the number and types of claims the Company is actively defending. Management does not anticipate that the credit to income from adjustments to the accrued legal liability and related insurance recoverable account that occurred in 2002 will repeat in 2003.

    PENSIONS. The Company has a defined benefit pension plan that covers a large portion of its current and former domestic employees. The Company accounts for this plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Under Statement No. 87, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset and current period income or expense. The actuaries adjust their assumptions to reflect changes in demographics and other factors as needed. The Company periodically reviews other key assumptions, including the expected return on plan assets and the discount rate, against actual results, trends and industry standards and makes adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period.

    The Company reduced the expected long-term rate of return on plan assets assumption to 9% as of December 31, 2002 from 10% as of December 31, 2001 as a result of the investment performance in recent years. The Company's long-term experience indicates that a 9% return is reasonable. Should the assets continue to earn a return less than 9%, in all likelihood future pension income would decline. The Company establishes the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed income investments. An increase to the discount rate would reduce the future pension expense and conversely, a lower discount rate would raise the future pension expense. As of December 31, 2002, the Company elected to use a discount rate of 6.75% compared to a rate of 7.125% as of December 31, 2001. The Company estimates that the changes in the expected rate of return, discount rate and other actuarial assumptions combined with the amortization of prior differences between actual and expected results will result in a $1.5 million increase in the net expense from its qualified pension plan in 2003 over 2002.

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


    The $9.6 million additional minimum pension liability recorded as of December 31, 2002 does not by itself indicate that a cash contribution to the plan is required. This liability was recorded according to SFAS No. 87 while cash contributions and funding requirements are governed by ERISA and IRS guidelines. Based upon these guidelines, the Company does not anticipate making a cash contribution to the pension plan until at least 2004. The minimum pension liability under SFAS No. 87 will be recalculated at the measurement date (December 31 of each year) and any adjustments to this account and other comprehensive income will be recorded at that time accordingly. See Note K to the Consolidated Financial Statements for additional details on the Company's pension plan.

    LIFO INVENTORY. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage and benefit and other cost increases. Therefore, the Company uses the last-in, first-out (LIFO) method for costing the majority of its domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO expense in a given year is dependent upon the inflation rate impact on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and the inventory mix and balance. In 2002, the inflation rate was low and the Company significantly reduced its inventories. As a result, LIFO inventory layers were liquidated that reduced cost of sales by $2.1 million in 2002.

    DEFERRED TAX ASSETS. The Company records deferred tax assets and liabilities in accordance with SFAS No. 109, "Accounting For Income Taxes". The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. The Company reviews the expiration date of the deferrals against projected income levels to determine if the deferral will or can be realized. If it is determined that it is not probable the deferral will be realized, a valuation allowance would be established for that item. Certain deferrals, including the alternative minimum tax credit, do not have an expiration date. See Note I to the Consolidated Financial Statements for additional deferred tax details.

    In addition to reviewing the deferred tax assets against their expiration date, the Company evaluated its deferred tax assets for impairment due to the recent operating losses as previously described and recorded a valuation allowance of $27.2 million in the fourth quarter 2002, with $19.9 million charged to expense and $7.3 million charged to other comprehensive income. The Company did not have a valuation allowance established against any of its deferred tax assets as of December 31, 2001. Should the Company generate a domestic pre-tax profit in subsequent periods, the valuation allowance will be reversed against the current period domestic federal tax expense resulting in higher net income and net income per share for that period. Once the Company establishes a trend of consistent actual and projected positive earnings, significant portions or all of the remaining valuation allowance may be reversed back to income. Should the Company generate domestic pre-tax losses in subsequent periods, a domestic federal tax benefit will not be recorded and the valuation allowance recorded against the net deferred tax assets will increase. This will result in a larger net loss and net loss per share for that period versus a comparable period when a favorable tax benefit was recorded. The Company will continue to record tax provisions or benefits as appropriate for state and local taxes and various foreign taxes regardless of the status of this valuation allowance.

    DERIVATIVES. The Company uses derivative financial instruments to hedge its foreign currency, commodity price and interest rate exposures. The Company applies hedge accounting when an effective hedge relationship can be documented and maintained. If a hedge is deemed effective, changes in its fair value are recorded in other comprehensive income within equity until the underlying hedged item matures. If a hedge does not qualify as effective, changes in its fair value are recorded against income in the current period. The Company secures derivatives with the intention of hedging existing or forecasted transactions only and the Company does not engage in speculative trading or holding derivatives for investment purposes. The Company's annual budget and quarterly forecasts serve as the basis for determining forecasted transactions. The use of derivatives is governed by policies established by the Board of Directors. The level of derivatives outstanding may be limited by the availability of credit from financial institutions. See Note G to the Consolidated Financial Statements and the "Market Risk Disclosures" section in this Management's Discussion and Analysis for more information on the Company's derivatives.

================================================================================


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

    The Company is charged a consignment fee by the financial institutions that actually own the precious metal. This fee, along with the interest charged on the gold-denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances the Company will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals used by the Company increase by 15% from the prices on December 31, 2002, the additional pre-tax cost to the Company on an annual basis would be approximately $0.2 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

    The Company also uses base metals, primarily copper, in its production processes. Fluctuations in the market price of copper are passed on to customers in the form of price adders or reductions for the majority of the copper sales volumes. However, when the Company cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. To hedge this exposure, the Company enters into copper swaps with financial institutions that exchange a variable price of copper for a fixed price. By so doing, the difference between the Company's purchase price and selling price of copper will be a known, fixed value for the quantities covered by the swaps. Based upon copper swaps outstanding at December 31, 2002, all of which will mature during 2003, management estimates a 10% decrease in the price of copper from the December 31, 2002 level will increase the pre-tax loss on these contracts by approximately $0.2 million. This calculation excludes the additional profit that the Company anticipates it would make by selling copper at a fixed price that cost 10% less than it did on December 31, 2002.

    The Company is exposed to changes in interest rates on its debt and cash. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. The Company also uses interest rate swaps to fix the interest rate on variable debt obligations, as it deems appropriate. Excess cash, if any, is typically invested in high quality instruments that mature in seven days or less. If interest rates were to increase 200 basis points (2%) from the December 31, 2002 rates and assuming no changes in debt or cash from the December 31, 2002 levels, the additional annual net expense would be approximately $0.6 million on a pre-tax basis. The calculation excludes any additional expense on fixed rate debt that upon maturity may or may not be extended at the prevailing interest rates.

    The Company sells products in foreign currencies, mainly the euro, yen and sterling. The majority of these products' costs are incurred in U.S. dollars. The Company is exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin will be reduced. The Company does not change the price of its products for short-term exchange rate movements because of its local competition. To minimize this exposure, the Company purchases foreign currency forward contracts, options and collars. Should the dollar strengthen, the decline in the translated value of the margins should be offset by a gain on the contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge. If the dollar weakened 10% against all currencies from the December 31, 2002 exchange rates, the reduced gain and/or the increased loss (as applicable) on the outstanding contracts as of December 31, 2002 would reduce pre-tax profits by approximately $2.7 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency-denominated income statement or balance sheet item.

================================================================================
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


    The notional value of the outstanding currency contracts was $26.4 million at December 31, 2002 and $28.5 million at December 31, 2001. The notional value of the copper swaps was $1.8 million at December 31, 2002 and $11.1 million at December 31, 2001. The Company had one interest rate swap outstanding at December 31, 2002 with a notional value of $50.5 million that hedged a variable rate operating lease. The notional value of this swap was $54.8 million at December 31, 2001. In addition, a swap that hedged a $3.0 million debt obligation matured during 2002.

    The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as of January 1, 2001. Accordingly, the Company began recording the fair value of all derivative financial instruments on its balance sheet in 2001. The fair value of derivatives is determined by financial institutions and represents the market price for the instrument between two willing parties as of the balance sheet dates. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under SFAS No. 133 guidelines. The fair value of the outstanding foreign currency contracts was a liability of $0.9 million at December 31, 2002, indicating that the average hedge rates were unfavorable compared to the actual year-end market exchange rates. The fair value of the outstanding copper swaps as of December 31, 2002 was a gain of $0.1 million as the current market prices for copper were slightly higher than the average swapped price. The fair value of the interest rate swap was a loss of $6.7 million as the available interest rates were lower than the rates fixed under the swap contract. This swap will mature over the next six years. The net derivative loss recorded in Other comprehensive income (loss) was $7.8 million as of December 31, 2002 compared to $2.1 million at December 31, 2001.

OUTLOOK

    The global economic and market conditions in 2002 that contributed to the Company's weak sales and operating losses continued into early 2003. Management believes that the Company's return to profitability is not predicated solely on growth in the end-use markets, but on a combination of factors.

    First, direct manufacturing costs, including yields and efficiencies, and other operational performance measures, such as unplanned maintenance downtime, customer response time and inventory levels, must continue to be improved in order to increase margins, particularly on products that face strong competition in the market place. The Company has programs in place, including Lean Manufacturing and Six Sigma, to address and improve costs, manufacturing processes and inventory utilization.

    Secondly, overhead costs must be controlled and reduced where possible. The Company significantly reduced its overhead cost structure in 2001 and 2002 and management believes that the majority of those reductions are of a permanent nature. The restructuring of Electronic Products late in the fourth quarter 2002 will also serve to reduce overhead costs going forward, but these savings will be offset in part by the increase in pension expenses. Going forward, cost control will help to more fully leverage increases in sales volumes.

    Despite the losses generated in 2002, by reducing overhead costs and maintaining the variable margin percentage, the Company was able to reduce its breakeven point. Going into 2003, the Company's breakeven sales point is approximately $420 million, assuming no significant change in product mix.

    Third, revenue from existing products and traditional markets must increase. Management does not anticipate that the telecommunications and computer and automotive electronics markets will grow significantly during 2003. Therefore, growth in the other markets served plus expanding the Company's market share will be key to increasing revenues in 2003. The Company believes that it has an array of quality products that can offer cost-effective solutions for numerous applications. In addition, the long-term market trends towards higher performance requirements, whether electrical, thermal, strength, corrosion resistance or other mechanical properties, make the Company's products even more attractive. The Company is aggressively pursuing opportunities both domestically and internationally in order to improve its revenue base. By increasing its base now, the Company's revenues will grow even faster when the overall markets start to improve.

    Finally, the Company must broaden its base by growing revenues from new products and applications. Each business unit has various new products being developed for specific applications and markets. For example, Alloy Products has a welded tube product for oil and gas applications, a higher strength strip product for the electronics market and a spinodal alloy for bearings, wear plates and other applications. WAM is developing new alloys for its markets while TMI is pursuing applications within the emerging fuel cell market. Management believes that these new products, as well as others, have the potential to increase revenues beginning in 2003.

    Significant progress was made on the CBD litigation against the Company during 2002. Favorable rulings and settlements have reduced the outstanding legal exposures while at the same time affirming the Company's position that it acted responsibly by taking the appropriate safety and education measures. Going forward, the Company will continue its investment in worker protection and education and medical research. While it is difficult to predict the outcome of the remaining cases or the likelihood of new cases, the Company is encouraged by the progress and trends during the past two years.

================================================================================
                 REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT


REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Brush Engineered Materials Inc.

    We have audited the accompanying Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


/s/ ERNEST & YOUNG LLP
Cleveland, Ohio
March 11, 2003


REPORT OF MANAGEMNT

    The management of Brush Engineered Materials Inc. is responsible for the contents of the financial statements, which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

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

/s/ JOHN D. GRAMPA
John D. Grampa
Vice President Finance and Chief Financial Officer

--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

    Portions of the narrative set forth in this document that are not historical in nature are forward-looking statements. The Company's actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein; the condition of the markets which the Company serves whether defined geographically or by segment, with the major market segments being telecommunications and computer, automotive electronics, industrial components, optical media, aerospace and defense, and appliance; changes in product mix and the financial condition of particular customers; the Company's success in implementing its strategic plans and the timely and successful completion of pending capital expansion projects; the availability of adequate lines of credit and the associated interest rates; other financial factors, including tax rates, exchange rates, pension costs, energy costs and the cost and availability of insurance; changes in government regulatory requirements and the enactment of new legislation that impacts the Company's obligations; and, the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no material adverse effects.

==============================================================================
                       CONSOLIDATED STATEMENTS OF INCOME

         Brush Engineered Materials Inc. and Subsidiaries, Years ended
                        December 31, 2002, 2001 and 2000
                (Dollars in thousands except per share amounts)



                                                                                          2002             2001             2000
                                                                                ---------------  ---------------  ---------------
Net sales ...................................................................   $       372,829  $       472,569  $       563,690
     Cost of sales ..........................................................           324,932          404,574          444,951
                                                                                ---------------  ---------------  ---------------
Gross profit ................................................................            47,897           67,995          118,739
     Selling, general and administrative ....................................            61,293           75,315           87,577
     Research and development expenses ......................................             4,265            6,327            7,437
     Other - net ............................................................             5,184              422              739
                                                                                ---------------  ---------------  ---------------
Operating profit (loss) .....................................................           (22,845)         (14,069)          22,986
     Interest expense .......................................................             3,010            3,327            4,652
                                                                                ---------------  ---------------  ---------------
                                             INCOME (LOSS) BEFORE INCOME TAXES          (25,855)         (17,396)          18,334
                                                                                ---------------  ---------------  ---------------


Income taxes (benefit):
     Currently payable ......................................................            (8,018)            (755)           1,876
     Deferred ...............................................................            17,767           (6,367)           2,293
                                                                                ---------------  ---------------  ---------------
                                                                                          9,749           (7,122)           4,169
                                                                                ---------------  ---------------  ---------------
                                                             NET INCOME (LOSS)  $       (35,604) $       (10,274) $        14,165
                                                                                ===============  ===============  ===============

Net income (loss) per share of common stock - basic .........................   $         (2.15) $         (0.62) $          0.87
                                                                                ===============  ===============  ===============


Average number of shares of common stock outstanding - basic ................        16,557,388       16,518,691       16,292,431


Net income (loss) per share of common stock - diluted .......................   $         (2.15) $         (0.62) $          0.86
                                                                                ===============  ===============  ===============

Average number of shares of common stock outstanding - diluted ..............        16,557,388       16,518,691       16,448,667



See Notes to Consolidated Financial Statements.

===============================================================================
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

          Brush Engineered Materials Inc. and Subsidiaries, Years ended
                        December 31, 2002, 2001 and 2000
                             (Dollars in thousands)




                                                                                         2002         2001           2000
                                                                                -------------  -----------  -------------
Cash flows from operating activities:
Net income (loss) .........................................................     $    (35,604)  $  (10,274)  $      14,165


Adjustments to reconcile net income (loss) to net cash
     Provided from operating activities:


     Depreciation, depletion and amortization .............................           20,356        20,944         20,878
     Amortization of mine development .....................................              284           665          1,786
     Impairment from asset writedown ......................................            4,393            --             --
     Deferred tax valuation allowance .....................................           19,930            --             --
     Decrease (increase) in accounts receivable ...........................            9,654        36,589        (15,453)
     Decrease (increase) in inventory .....................................           16,587         5,283         (6,312)
     Decrease (increase) in prepaid and other current assets ..............           (1,387)          360         (1,062)
     Increase (decrease) in accounts payable and accrued expenses .........           (3,914)      (29,534)        16,291
     Increase (decrease) in interest and taxes payable ....................           (5,249)       (5,341)         2,125
     Increase (decrease) in other long-term liabilities ...................           (7,879)        2,747            608
     Other - net ..........................................................           (1,482)        1,036          2,366
                                                                                ------------   -----------   ------------

                                   NET CASH PROVIDED FROM OPERATING ACTIVITIES        15,689        22,475         35,392


Cash flows from investing activities:
     Payments for purchase of property, plant and equipment ...............           (5,248)      (23,130)       (21,306)
     Payments for mine development ........................................             (166)         (154)          (332)
     Proceeds from sale of property, plant and equipment ..................              140            16            600
     Other investments - net ..............................................              (57)           --             --
                                                                                ------------   -----------   ------------
                                         NET CASH USED IN INVESTING ACTIVITIES        (5,331)      (23,268)       (21,038)


Cash flows from financing activities:
     Proceeds from issuance/(repayment) of short-term debt ................           (1,941)        3,869           (894)
     Proceeds from issuance of long-term debt .............................           12,000        39,446         23,000
     Repayment of long-term debt ..........................................          (23,000)      (35,500)       (27,800)
     Issuance of Common Stock under stock option plans ....................               --         1,760          3,725
     Payments of dividends ................................................               --        (5,967)        (7,867)
                                                                                ------------   -----------   ------------
                         NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES       (12,941)        3,608         (9,836)


Effects of exchange rate changes on cash and cash equivalents .............              (74)         (115)          (303)
                                                                                ------------   -----------   ------------
                                       NET CHANGE IN CASH AND CASH EQUIVALENTS        (2,657)        2,700          4,215
                                CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         7,014         4,314             99
                                                                                ------------   -----------   ------------
                                      CASH AND CASH EQUIVALENTS AT END OF YEAR  $      4,357   $     7,014  $       4,314
                                                                                ============   ===========  =============

See Notes to Consolidated Financial Statements.

===============================================================================
                           CONSOLIDATED BALANCE SHEETS

          Brush Engineered Materials Inc. and Subsidiaries, Years ended
                           December 31, 2002 and 2001
                             (Dollars in thousands)




                                                                                                        2002             2001
                                                                                              --------------  ---------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents ............................................................   $        4,357  $         7,014
     Accounts receivable (less allowance of $1,317 for 2002, and $1,514 for 2001) .........           47,543           54,616
     Inventories ..........................................................................           94,324          109,110
     Prepaid expenses .....................................................................            9,766            9,910
     Deferred income taxes ................................................................              244            9,823
                                                                                              --------------  ---------------

                                                                       TOTAL CURRENT ASSETS          156,234          190,473
OTHER ASSETS ..............................................................................           25,629           33,224
LONG-TERM DEFERRED INCOME TAXES ...........................................................              472            8,660

PROPERTY, PLANT, AND EQUIPMENT
     Land .................................................................................            6,972            6,737
     Buildings ............................................................................           97,184           95,645
     Machinery and equipment ..............................................................          328,722          324,037
     Software .............................................................................           19,983           19,949
     Construction in progress .............................................................            4,222            4,260
     Allowances for depreciation ..........................................................         (309,742)        (284,659)
                                                                                              --------------  ---------------
                                                                                                     147,341          165,969
     Mineral resources ....................................................................            5,029            5,029
     Mine development .....................................................................           14,171           14,006
     Allowances for amortization and depletion ............................................          (13,997)         (13,708)
                                                                                              --------------  ---------------
                                                                                                       5,203            5,327
                                                                                              --------------  ---------------
                                                         PROPERTY, PLANT, AND EQUIPMENT-NET          152,544          171,296
                                                                                              --------------  ---------------
                                                                                              $      334,879  $       403,653
                                                                                              ==============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term debt ......................................................................   $       27,235  $        27,582
     Accounts payable .....................................................................           15,129           13,869
     Salaries and wages ...................................................................           12,043           10,051
     Taxes other than income taxes ........................................................            2,883            2,961
     Other liabilities and accrued items ..................................................           15,513           21,199
     Income taxes .........................................................................              786            3,917
                                                                                              --------------  ---------------
                                                                  TOTAL CURRENT LIABILITIES           73,589           79,579

OTHER LONG-TERM LIABILITIES................................................................           17,459           22,921
RETIREMENT AND POST-EMPLOYMENT BENEFITS....................................................           48,518           39,552
LONG-TERM DEBT.............................................................................           36,219           47,251

SHAREHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares authorized, none issued .......               --               --
     Common stock, no par value
       Authorized 60,000,000 shares; 22,917,618 issued shares (22,884,518 for 2001) .......           93,311           92,861
     Retained income ......................................................................          194,382          229,986
                                                                                              --------------  ---------------
                                                                                                     287,693          322,847
     Common stock in treasury, 6,281,355 shares in 2002 (6,275,363 in 2001) ...............         (105,245)        (105,041)
     Other comprehensive income (loss) ....................................................          (22,859)          (4,350)
     Other equity transactions ............................................................             (495)             894
                                                                                              --------------  ---------------
                                                                 TOTAL SHAREHOLDERS' EQUITY          159,094          214,350
                                                                                              --------------  ---------------
                                                                                              $      334,879  $       403,653
                                                                                              ==============  ===============


See Notes to Consolidated Financial Statements.

===============================================================================
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

          Brush Engineered Materials Inc. and Subsidiaries, Years ended
                        December 31, 2002, 2001 and 2000
                             (Dollars in thousands)


                                                        Additional               Common         Other
                                            Common       Paid-in-     Retained   Stock in    Comprehensive
                                            Stock         Capital      Income    Treasury     Income(Loss)     Other      Total
----------------------------------------------------   ------------  ---------- ------------ --------------  ----------  --------
             BALANCES AT JANUARY 1, 2000    22,517       63,901     $  237,893  $  (104,565)  $       (8)    $   900   $   220,638


Net income ...............................      --           --         14,165           --           --          --        14,165
Foreign currency translation adjustment ..      --           --             --           --       (1,197)         --        (1,197)
                                                                                                                        ----------
Comprehensive income .....................                                                                                  12,968


Transfer additional paid-in capital to
  common stock ...........................  63,901      (63,901)            --           --           --          --            --
Declared dividends $ 0.48 per share ......      --           --         (7,837)          --           --          --        (7,837)
Proceeds from sale of 218,380 shares under
  option plans ...........................   3,255           --             --           --           --          --         3,255
Income tax benefit from employees' stock
  options ................................     470           --             --           --           --          --           470
Other equity transactions ................     600           --             --           36           --        (147)          489
Forfeiture of restricted stock ...........      --           --             --         (358)          --         282           (76)
                                            ------      -------       --------    ---------   ----------    --------    ----------

           BALANCES AT DECEMBER 31, 2000    90,743           --        244,221     (104,887)      (1,205)      1,035       229,907


Net loss .................................      --           --        (10,274)          --           --          --       (10,274)
Foreign currency translation adjustment ..      --           --             --           --       (1,084)         --        (1,084)
Change in fair value of derivative
  financial instruments ..................      --           --             --           --       (2,061)         --        (2,061)
                                                                                                                        ----------
Comprehensive loss .......................                                                                                 (13,419)


Declared dividends $0.24 per share .......      --           --         (3,961)          --           --          --        (3,961)
Proceeds from sale of 95,230 shares under
  option plans ...........................   1,530           --             --           --           --          --         1,530
Income tax benefit from employees'
  stock options ..........................     230           --             --           --           --          --           230
Other equity transactions ................     358           --             --          277           --        (273)          362
Forfeiture of restricted stock ...........      --           --             --         (431)          --         132          (299)
                                            ------      -------       --------    ---------   ----------    --------    ----------

           BALANCES AT DECEMBER 31, 2001    92,861           --        229,986     (105,041)      (4,350)        894       214,350


Net loss .................................      --           --        (35,604)          --           --          --       (35,604)
Foreign currency translation adjustment ..      --           --             --           --          832          --           832
Change in fair value of derivative
  financial instruments ..................      --           --             --           --       (5,778)         --        (5,778)
Minimum pension liability ................      --           --             --           --      (13,563)         --       (13,563)
                                                                                                                        ----------
Comprehensive loss .......................                                                                                 (54,113)


Other equity transactions ................     450           --             --          (75)          --      (1,392)       (1,017)
Forfeiture of restricted stock ...........      --           --             --         (129)          --           3          (126)
                                            ------      -------       --------    ---------   ----------    --------    ----------

           BALANCES AT DECEMBER 31, 2002    93,311  $        --     $  194,382  $  (105,245) $   (22,859)    $  (495)  $   159,094
                                            ======      =======       ========    =========   ==========    ========    ==========



See Notes to Consolidated Financial Statements.

===============================================================================
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION: The Company is a holding company with subsidiaries that have operations in the United States, Western Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer, automotive electronics, industrial components, optical media data storage, decorative and performance film, aerospace/defense and appliance. The Company's operations are aggregated into two business segments -- the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, frame lid assemblies, other precious and non-precious metal products, ceramics, electronic packages and thick film circuits. The Company is vertically integrated and distributes its products through a combination of Company-owned facilities and independent distributors and agents.

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

    ACCOUNTS RECEIVABLE: An allowance for doubtful accounts is maintained for the estimated losses resulting from the inability of customers to pay the amounts due.

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


                                                 Years
                                         -------------
Land improvements .............................5 to 25
Buildings ....................................10 to 40
Leasehold improvements ..................Life of lease
Machinery and equipment .......................3 to 15
Furniture and fixtures ........................4 to 15
Automobiles and trucks .........................2 to 8
Research equipment ............................6 to 12
Computer hardware .............................3 to 10
Computer software .............................3 to 10


    Depreciation expense was $19.8 million in 2002, $19.9 million in 2001 and $19.5 million in 2000. Repair and maintenance costs are expensed as incurred.

    MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units-of-production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

    INTANGIBLE ASSETS: The Company adopted Statement No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Under this statement, goodwill and other indefinite-lived intangible assets will no longer be amortized, but instead reviewed annually, or more frequently under certain circumstances, for impairment. The Company determined that a goodwill impairment charge was not required upon adoption of the statement or during the balance of 2002. The Company had goodwill of $7.9 million on its Consolidated Balance Sheet as of December 31, 2002. Goodwill amortization expense was $0.3 million in 2001 and in 2000, all of which was recorded by the Microelectronics Group. Intangible assets with finite lives will continue to be amortized. The cost of intangible assets is amortized using the straight-line method over the periods estimated to be benefited, which is generally 20 years or less.

    ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down may be required. In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The statement amends prior pronouncements and proscribes a uniform approach to accounting for long-lived assets to be held and used, long-lived assets to be disposed of by other than a sale and long-lived assets to be disposed of by sale. The Company adopted this standard effective January 1, 2002 as proscribed.

    DERIVATIVES: The Company adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001 as further described in Note G to the Consolidated Financial Statements. The statement requires the Company to recognize all derivatives on the balance sheet at their fair value. If the derivative is

===============================================================================


a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in Other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value, if any, is recognized in earnings immediately. If a derivative is not a hedge, changes in its fair value are adjusted through income.

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

    ASSET REMOVAL OBLIGATION: The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" in the fourth quarter 2002. Under this statement, a liability must be recorded to recognize the legal obligation to remove an asset at the time the asset is acquired or when the legal liability arises. The liability is recorded for the present value of the ultimate obligation by discounting the estimated future cash flows using a credit-adjusted, risk-free interest rate. The liability is accreted over time, with the accretion charged to expense. An asset equal to the fair value of the liability is recorded concurrent with the liability. The asset is then depreciated over the life of the asset. Adoption of this statement did not have a material effect on the Company's Consolidated Statements of Income or financial position.

    REVENUE RECOGNITION: The Company recognizes revenue when the title to the goods passes to the customer.

    SHIPPING AND HANDLING COSTS: The Company records shipping and handling costs for products sold to customers in Cost of sales on the Consolidated Statements of Income.

    ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the Consolidated Financial Statements.

    INCOME TAXES: The Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

    RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform to the 2002 consolidated financial statement presentation.

    NET INCOME PER SHARE: Basic earnings per share (E.P.S.) is computed by dividing income available to common stockholders by the weighted - average number of common shares outstanding for the period. Diluted E.P.S. reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

    STOCK OPTIONS: The Company provides a stock incentive plan for eligible employees. See Note H to the Consolidated Financial Statements for further details. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and applies the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method proscribed by SFAS No. 123 by amortizing the expense over the options' vesting periods, the pro forma net income (loss) and earnings (loss) per share (E.P.S.) would have been as noted below:



                                              2002         2001         2000
                                        ----------   ----------   ----------
(Dollars in thousands except for
share data)
Net income (loss)          As reported   $ (35,604)  $ (10,274)  $    14,165
                             Pro forma     (36,630)    (11,626)       13,068

Basic E.P.S.               As reported       (2.15)      (0.62)         0.87
                             Pro forma       (2.21)      (0.70)         0.80

Diluted E.P.S.             As reported       (2.15)      (0.62)         0.86
                             Pro forma       (2.21)      (0.70)         0.79


Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.


    The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $6.40, $9.10 and $5.34 for 2002, 2001 and 2000, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2002, 2001 and 2000:


                                        2002        2001            2000
                                    --------   ---------       ---------
Risk-free interest rate ..........     4.52%       5.09%           6.70%
Dividend yield ...................        0%       1.40%           2.63%
Volatility of stock ..............    39.60%      36.50%          32.30%
Expected life of option ..........   8 years     7 years         6 years


    The dividend yield is a function of dividends declared and the annual average stock price.

    In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS No.
123. SFAS No. 148 provides alternative methods for transitioning under a voluntary change from the intrinsic to fair value method of accounting for stock-based compensation. The statement

===============================================================================
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2002


also amends the disclosure requirements of SFAS No. 123 to include more prominent and frequent disclosures in the financial statements. The Company adopted SFAS No. 148 for the year ended December 31, 2002 and has made the appropriate disclosures.

    NEW PRONOUNCEMENTS: In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In most cases, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. The statement also amends SFAS No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). The Company adopted the standard in the second quarter 2002, the effect of which had no impact on the Company's Consolidated Statements of Income or financial position.

    In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this statement, the liability for a cost associated with an exit or disposal activity is only recognized when the liability is incurred; since the entity's commitment to an exit plan by itself does not create an obligation to others it can no longer serve as a basis for recognition of a liability. The statement also establishes that fair value is the objective for measurement of the liability. The statement is effective for exit and disposal activities initiated after December 31, 2002. The Company adopted the standard as proscribed, the effect of which had no impact on the Company's Consolidated Statements of Income or financial position.

NOTE B - INVENTORIES

    Inventories in the Consolidated Balance Sheets are summarized as follows:




                                                    December 31,
(Dollars in thousands)                          2002            2001
                                       -------------  --------------
Principally average cost:
  Raw materials and supplies ........  $      22,572  $       17,510
  In process ........................         65,809          75,458
  Finished goods ....................         29,522          41,789
                                       -------------  --------------
    Gross inventories ...............        117,903         134,757
Excess of average cost over LIFO
  Inventory value ...................         23,579          25,647
                                       -------------  --------------
    Net inventories .................  $      94,324  $      109,110
                                       =============  ==============

    Average cost approximates current cost. Gross inventories accounted for using the LIFO method total $88,994,000 at December 31, 2002 and $98,213,000 at December 31, 2001. The liquidation of LIFO inventory layers in 2002 reduced Cost of sales by $2,128,000.

NOTE C - IMPAIRMENT CHARGE

    The Company recorded asset impairment charges of $4.4 million in the fourth quarter 2002 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". The impairment charges resulted from the assets' undiscounted projected cash flows being less than their carrying values. The Metal Systems Group wrote-off $3.1 million of equipment and related facilities formerly used in the production of beryllium. The equipment has been shut down due to the use of alternate input materials and manufacturing processes. Management does not believe these assets are salable. The Microelectronics Group wrote down equipment and a building $1.3 million from its net book value of $1.9 million to its estimated fair market value of $0.6 million. The fair market value was determined by an appraisal by an independent firm. In addition, management anticipates that this equipment will be shut down in 2003. The impairment charges were recorded in Other-net on the Company's 2002 Consolidated Statements of Income.

NOTE D - INTEREST

    Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the accrued interest and the amount capitalized, interest paid as well as the amortization of capitalized interest for 2002, 2001 and 2000.



                                         2002           2001           2000
                                 ------------  -------------  --------------
(Dollars in thousands)
Interest incurred .............. $      3,095  $       3,918  $        4,865
Less capitalized interest ......           85            591             213
                                 ------------  -------------  --------------
Total expense .................. $      3,010  $       3,327  $        4,652
                                 ============  =============  ==============

Interest paid. ................. $      3,162  $       4,092  $        4,984
                                 ============  =============  ==============
Amortization, included
  principally in Cost of sales . $        716  $         742  $          822
                                 ============  =============  ==============


    In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in Other Assets. The net contract (income) expense, including interest expense recorded in Selling, general and administrative expenses, was ($515,000), ($261,000) and $321,000 in 2002, 2001 and 2000, respectively. The related interest expense was $1,455,000, $1,379,000 and $1,707,000, respectively.

===============================================================================

NOTE E - DEBT

    A summary of long-term debt follows:

                                                         December 31,

(Dollars in thousands)                                  2002             2001
                                                ------------   --------------
Variable rate demand bonds payable
    in installments beginning in 2005 ........  $      3,000   $        3,000
Variable rate promissory note --
    Utah land purchase payable in 20
    annual installments through 2021 .........           946              965
Variable rate industrial development
    revenue bonds payable in 2016 ............         8,305            8,305
Revolving credit agreement ...................        24,000           35,000
                                                ------------   --------------
                                                      36,251           47,270
Current portion of long-term debt ............           (32)             (19)
                                                ------------   --------------
Total ........................................  $     36,219   $       47,251
                                                ============   ==============

    Maturities on long-term debt instruments as of December 31, 2002 are as follows:


2003 ........................................$      32
2004 ........................................   24,033
2005 ........................................      635
2006 ........................................      637
2007 ........................................      637
Thereafter ..................................   10,277
                                             ---------
Total .......................................$  36,251
                                             =========


    As of the end of 2002, the Company had a revolving credit agreement with six banks which provided a maximum availability of $65.0 million with a liquidity reserve of $10.0 million. At December 31, 2002, there was $24.0 million in long-term borrowings outstanding against this agreement at an average rate of 4.92% that is fixed at several maturities through February, 2003 at which time it will be reset according to the terms and options available to the Company under the agreement. The agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities.


    The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.


                                                 December 31, 2002
                             -----------------------------------------------------
                                   Total            Outstanding       Available
                             ------------------  ----------------  ---------------
(Dollars in thousands)
Domestic ................... $           16,669  $        13,239   $         3,430
Foreign ....................             14,713            5,707             9,006
Precious metal .............              8,257            8,257                --
                             ------------------  ---------------   ---------------
     Total ................. $           39,639  $        27,203   $        12,436
                             ==================  ===============   ===============


                                           December 31, 2001
                           ----------------------------------------------------
                                 Total        Outstanding         Available
                           ---------------   ---------------   ----------------
(Dollars in thousands)
Domestic                   $        16,065   $        12,796   $          3,269
Foreign                             14,006             8,168              5,838
Precious metal                       6,599             6,599                 --
                           ---------------   ---------------   ----------------
     Total                 $        36,670   $        27,563   $          9,107
                           ===============   ===============   ================



    The domestic line is committed and included in the $55.0 million maximum borrowing under the revolving credit agreement mentioned above. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is secured and renewed annually. The average interest rate on short-term debt was 4.50% and 3.88% as of December 31, 2002 and 2001, respectively.

    In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8.3 million in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 1.28% to 2.12% in 2002 and 1.37% to 4.77% during 2001.

    In 1994, the Company refunded its $3.0 million industrial development revenue bonds. The 7.25% bonds were refunded into variable rate demand bonds. The variable rate ranged from 1.15% to 1.95% during 2002 and from 1.30% to 4.55% during 2001. In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the bond. The Company converted the variable rate to a fixed rate of 4.75% under the interest rate swap agreement. This swap matured in 2002.

    The revolving credit agreement, through December 2002, as amended, includes certain restrictive covenants including minimum consolidated tangible net worth, interest coverage, fixed charges, leverage tests, certain rent expenses, capital expenditure levels, dividend declarations and permitted acquisitions. A portion of the Company's domestic receivables and inventory up to the maximum of $55.0 million secures the agreement. In January 2003, this agreement was amended to waive certain covenants effective December 31, 2002. In March 2003, the agreement was amended to provide a maximum availability of $55.0 million with a liquidity reserve of $5.0 million. In addition, certain covenants were revised and the maturity was extended until April 2004. The covenant regarding the maintenance of consolidated tangible net worth was redefined due to the significant reduction in shareholders' equity as a result of recording the deferred tax valuation allowance (see Note I to the Consolidated Financial Statements) and the charge to Other comprehensive income for the minimum pension liability (see Note K to the Consolidated Financial Statements) in 2002.

===============================================================================
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2002


NOTE F - LEASING ARRANGEMENTS

    The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $17.3 million, $13.1 million and $12.4 million during 2002, 2001 and 2000, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2002, are as follows: 2003 - $5.1 million; 2004 - $4.8 million; 2005 - $4.0 million; 2006 - $3.4 million; 2007 - $3.1 million and thereafter - $12.9 million.

    The Company has operating leases for a production facility and certain equipment located in that facility. The facility and related equipment are owned by third parties and cost approximately $80.0 million. Start-up of this facility began in the fourth quarter of 1997. Lease payments for the facility continue through 2011 with options for renewal. The estimated minimum payments under this lease are included in the preceding paragraph. Lease payments for the related equipment began in 1999 and continued through the initial lease term expiring in 2001. The Company has options to renew the lease of the equipment for seven one-year periods or to purchase the equipment for its estimated fair value at the end of each term. The Company renewed the lease for 2002 and 2003. Payments under this lease are estimated to be $10.6 million in 2003. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease. The equipment lease is structured to be a synthetic lease, which means it is an operating lease for financial reporting purposes and a capital lease for federal income tax purposes.

    The lease agreements include restrictive covenants covering certain liquidity ratios, maintenance of consolidated tangible net worth (as defined) and maximum rental expenses. In 2002, as well as in each of the three preceding years, the Company amended certain provisions of its master lease agreement, including covenants regarding interest coverage, fixed charges, leverage tests, certain rent expenses, capital expenditure levels, dividend declarations and permitted acquisitions. In January 2003, the Company amended the master lease agreement to provide additional collateral on the leased assets and to waive and amend certain covenants. The agreement was amended in March 2003 to revise certain covenants. The covenant regarding the maintenance of tangible net worth was redefined due to the significant reduction in shareholders' equity as a result of recording the deferred tax valuation allowance (see Note I to the Consolidated Financial Statements) and the charge to Other comprehensive income for the minimum pension liability (see Note K to the Consolidated Financial Statements) in 2002.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

    The Company is exposed to commodity price, interest rate and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2002 and December 31, 2001.






                                                     DECEMBER 31, 2002                        December 31, 2001
                                            ------------------------------------ -------------------------------------------
Asset/(liability)                           Notional      Carrying       Fair       Notional      Carrying        Fair
(Dollars in thousands)                       Amount        Amount        Value       Amount        Amount         Value
FOREIGN CURRENCY CONTRACTS
Forward contracts
    Yen                                     $   4,344   $       276    $    276    $    1,874    $      449    $       449
    Sterling                                    2,928           (98)        (98)        2,892            37             37
                                            ---------   -----------    --------    ----------    ----------    -----------
      Total                                 $   7,272   $       178    $    178    $    4,766    $      486    $       486
                                            =========   ===========    ========    ==========    ==========    ===========
Options
    Yen                                     $   2,420   $       (38)   $    (38)   $   17,641    $    2,324    $     2,324
    Euro                                       16,750        (1,025)     (1,025)        6,100            59             59
                                            ---------   -----------    --------    ----------    ----------    -----------
      Total                                 $  19,170   $    (1,063)   $ (1,063)   $   23,741    $    2,383    $     2,383
                                            =========   ===========    ========    ==========    ==========    ===========
COMMODITY PRICE CONTRACTS
    FLOATING TO FIXED                           1,813            69          69        11,135        (1,301)        (1,301)
INTEREST RATE EXCHANGE CONTRACTS
    FLOATING TO FIXED                          50,477        (6,665)     (6,665)       57,818        (3,401)        (3,401)
SHORT AND LONG-TERM DEBT                           --       (63,454)    (63,454)           --       (74,833)       (74,833)

===============================================================================

         SFAS No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the foreign currency forward contracts and options and the commodity and interest rate contracts was calculated by third parties on behalf of the Company using the applicable market rates at December 31, 2002 and December 31, 2001. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133, as of January 1, 2001. The initial adjustment for adopting these statements did not have a material impact on earnings and resulted in a $0.4 million charge recorded against Other comprehensive income (loss) on the balance sheet. All of the Company's commodity swaps, interest rate swaps and foreign currency derivative contracts have been designated as cash flow hedges as defined under these statements. SFAS No. 133 requires the fair value of outstanding derivative instruments to be recorded on the balance sheet. Accordingly, derivative fair values were included in the balance sheet line items as follows:

                                                  December 31,
                                              2002           2001
                                            --------       --------
Debit/(credit) balance
(Dollars in thousands)
Prepaid expenses ......................   $      306      $   2,438
Other assets ..........................            -            449
Other liabilities and accrued expenses        (2,147)        (1,791)

Other long-term liabilities ...........       (5,640)        (2,929)
                                             -------        -------
Net fair value ........................   $   (7,481)     $  (1,833)
                                             =======        =======

         The balance sheet classification of the fair values is dependent upon the Company's rights and obligations under each derivative and the remaining term to maturity. Changes in fair values of derivatives are recorded in income or Other comprehensive income (loss) as appropriate under SFAS No. 133 guidelines. A reconciliation of the changes in fair values and other derivative activity recorded in Other comprehensive income (loss) for 2002 and 2001 is as follows:

(Dollars in thousands)                       2002            2001
Balance in Other comprehensive
    income (loss) at January 1 ........   $  (2,061)      $   (373)
Changes in fair values and other
    current period activity ...........      (6,569)         (3,441)
Matured derivatives - charged
    to expense ........................         797           1,222
Derivative ineffectiveness -
    (credited)/charged to expense .....          (6)            531
                                            -------         -------
Balance in Other comprehensive
    income (loss) at December 31 ......   $  (7,839)      $  (2,061)
                                            =======         =======

         The majority of the $6.6 million change in fair value and other current period hedging activity in 2002 was caused by a further decline in fair value (an increase to the loss) on an interest rate swap as a result of a decline in interest rates. Hedge ineffectiveness was included in Other-net expense on the Company's Consolidated Statements of Income. The Company estimates that approximately $2.2 million of the $7.8 million in Other comprehensive income (loss) at December 31, 2002 will be charged to income during 2003 as a result of maturing derivatives.

         The Company hedges a portion of its net investment in its Japanese subsidiary using yen-denominated debt. A net loss of $29,000 associated with translating this debt into dollars was recorded in the cumulative translation adjustment as of December 31, 2002 compared to a net gain of $0.4 million as of December 31, 2001.

FOREIGN EXCHANGE HEDGE CONTRACTS

         The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company's policy limits contracts to maturities of two years or less from the date of issuance. All of the contracts outstanding as of December 31, 2002 are scheduled to mature during 2003. Realized gains and losses on foreign exchange contracts are recorded in Other-net on the Consolidated Statements of Income. The total exchange gain/(loss), which includes realized and unrealized losses, was $1.5 million in 2002, $2.3 million in 2001 and $4.0 million in 2000.

===============================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      BRUSH ENGINEERED MATERIAL INC. AND SUBSIDIARIES, DECEMBER 31, 2002

COMMODITY PRICE CONTRACTS

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

         The Company uses commodity price contracts (i.e., swaps) to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under these swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. The Company's policy limits commodity hedge contracts to maturities of 27 months or less from the original date of issuance. All commodity hedges outstanding as of December 31, 2002 mature within 12 months. While various copper swaps that matured during 2002 were deemed to be effective as defined by SFAS No. 133, all of the swaps outstanding as of December 31, 2002 were deemed to be ineffective. Realized gains and losses on copper swap contracts are recorded in Cost of sales on the Consolidated Statements of Income.

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

         In December, 1996, the Company entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note F to the Consolidated Financial Statements). In February 1998, the Company entered into an interest rate swap agreement to hedge the variable rate payments on the equipment for the remaining terms of the lease. The Company has accounted for these swaps as hedges effectively fixing the estimated lease payments throughout the life of the lease. The first swap matured in the fourth quarter 2001. The notional amount covered by the remaining swap was $50.5 million as of December 31, 2002. Gains and losses on the two swaps hedging the equipment leases are recorded in Cost of sales on the Consolidated Statements of Income.

         In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3.0 million industrial revenue development bond. Gains and losses on this swap were recorded in Interest expense on the Consolidated Statements of Income. This swap matured during 2002.

NOTE H - CAPITAL STOCK

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

         The Company has five million shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

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

         The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2002, no performance units have been granted.

-------------------------------------------------------------------------------

         Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the amended 1995 Stock Incentive Plan and previous plans generally become exercisable over a four-year period and expire 10 years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984 and 1989 stock option plans) was terminated upon shareholder approval of the amended 1995 Stock Incentive Plan. No further stock awards will be made under the Company's 1979, 1984 and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted.

         The 1990 Stock Option Plan for Non-employee Directors (the "1990 Plan") was terminated effective May 7, 1998. The 1997 Stock Incentive Plan for Non-employee Directors replaced the 1990 Plan and provides for a one-time grant of 5,000 options to up to six new non-employee directors who have not yet received options under the 1990 Plan at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire 10 years after the date they were granted. The 1997 Stock Incentive Plan for Non-employee Directors was amended on May 1, 2001. The amendment added an additional 100,000 shares to the Plan and established a grant of up to 2,000 options to each Director annually.

         Stock option, performance restricted share award, performance share award, and restricted share award activities are summarized in the following table:

                                                           2002                  2001                   2000
                                                   -------------------  --------------------    --------------------
                                                              Weighted              Weighted                Weighted
                                                              Average                Average                Average
                                                              Exercise              Exercise                Exercise
                                                     Shares    Price      Shares      Price       Shares     Price
                                                   ---------- --------  ----------  --------    ----------  --------
STOCK OPTIONS:
  Outstanding at beginning of year...............  1,346,568  $18.83    1,214,488   $ 17.75     1,323,908   $ 17.60
  Granted........................................    256,750   12.17      277,650     22.31       254,600     16.10
  Exercised......................................          -       -      (95,230)    15.11      (223,580)    14.96
  Cancelled......................................   (208,630)  17.42      (50,340)    17.35      (140,440)    17.77
                                                   ---------            ---------               ---------
  Outstanding at end of year.....................  1,394,688   17.82    1,346,568     18.83     1,214,488     17.75
                                                   =========            =========               =========
  Exercisable at end of year.....................  1,166,908   18.18    1,108,763     18.63       943,453     17.78
                                                   =========            =========               =========
PERFORMANCE RESTRICTED AWARDS
  Allocated and restricted at beginning of year..          -                    -                  55,062
  Forfeited......................................          -                    -                 (55,062)
                                                   ---------            ---------               ---------
  Awarded and restricted at end of year..........          -                    -                       -
                                                   =========            =========               =========
PERFORMANCE AWARDS:
  Allocated at beginning of year.................          -               78,000                 105,531
  Forfeited......................................          -              (78,000)                (27,531)
                                                   ---------            ---------               ---------
  Allocated at end of year.......................          -                    -                  78,000
                                                   =========            =========               =========
RESTRICTED AWARDS:
  Awarded and restricted at beginning of year....     60,745               88,183                  68,438
  Awarded during the year........................     33,100               20,000                  28,545
  Vested.........................................    (15,700)             (37,160)                 (5,600)
  Forfeited......................................       (300)             (10,278)                 (3,200)
                                                   ---------            ---------               ---------
  Awarded and restricted at end of year..........     77,845               60,745                  88,183
                                                   =========            =========               =========

===============================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      BRUSH ENGINEERED MATERIAL INC. AND SUBSIDIARIES, DECEMBER 31, 2002

         The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the management objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of Other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period. Amounts recorded against Selling, general and administrative expenses totaled $431,000 in 2002, $380,000 in 2001 and $432,000 in 2000.

         The following table provides additional information about stock options outstanding as of December 31, 2002:

                       Options Outstanding          Options Exercisable
                ---------------------------------  ----------------------
                             Weighted-
                              average   Weighted-               Weighted-
                             Remaining   average                 average
    Range of       Number     Contract   Exercise     Number     Exercise
 Option Prices  Outstanding     Life      Price    Exercisable    Price
--------------- -----------  ---------  ---------  -----------  ---------
$11.81 - $15.97    716,750     6.46     $ 14.23      554,100    $ 14.50
$16.06 - $18.63    273,713     3.63       17.97      273,713      17.97
$20.64 - $26.72    404,225     6.94       24.06      339,095      24.38
                ----------   ---------  ---------  -----------  ---------
                 1,394,688     6.04     $ 17.82    1,166,908    $ 18.18
                ==========   =========  =========  ===========  =========

         The weighted-average remaining contractual life of options outstanding at December 31, 2001 and 2000 is 6.22 years and 6.38 years, respectively. The number of shares available for future grants as of December 31, 2002, 2001 and 2000 is 550,986 shares, 631,906 shares and 757,918 shares, respectively.

NOTE I - INCOME TAXES

         In accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," the Company recorded a $19,930,000 charge as part of income tax expense in 2002 to establish a valuation allowance for substantially all of its net deferred tax assets in recognition of uncertainty regarding full realization. In addition, the Company recorded a $7,277,000 valuation allowance as a charge to Other comprehensive income (loss) in shareholders' equity for deferred tax assets associated with the charge to equity for an accrued pension liability and the accrued liability for derivative and hedging activities. No valuation allowance was required on $716,000 of net deferred tax assets associated with certain foreign subsidiaries.

         The Company intends to maintain a valuation allowance on the net deferred tax assets until a realization event occurs to support reversal of all or a portion of the reserve.

         Income (loss) before Income taxes and Income taxes (benefit) are comprised of the following components, respectively:

                                             2002       2001      2000
                                          ---------  ---------  --------
(Dollars in thousands) Income
(loss) before income taxes:
    Domestic ..........................   $(24,996)  $(18,035)  $17,046
    Foreign ...........................       (859)       639     1,288
                                          ---------  ---------  --------
      Total before income taxes .......   $(25,855)  $(17,396)   18,334
                                          =========  =========  ========
Income taxes (benefit):
  Current income taxes:
    Domestic ..........................   $ (8,311)  $ (1,588)  $ 1,460
    Foreign ...........................        293        833       416
                                          ---------  ---------  --------
      Total current ...................     (8,018)      (755)    1,876
Deferred income taxes:
    Domestic ..........................     (1,068)    (5,785)    2,988
    Foreign ...........................     (1,095)      (582)     (345)
    Valuation allowance ...............     19,930          -      (350)
                                          ---------  ---------  --------
      Total deferred ..................     17,767     (6,367)    2,293
                                          ---------  ---------  --------
      Total income taxes (benefit) ....   $  9,749   $ (7,122)  $ 4,169
                                          =========  =========  ========

         The reconciliation of the federal statutory and effective income tax rates follows:

                                               2002      2001     2000
                                             --------  -------   ------
Federal statutory rate (credit)               (34.0)%  (34.0)%   34.0%
State and local income taxes,
  net of federal tax effect .............       0.5      1.0      1.5
Effect of excess of percentage
  depletion over cost depletion .........      (2.2)    (3.4)    (6.5)
Company-owned life insurance ............      (0.6)    (0.4)     0.7
Research and experimentation tax credit .         -        -     (1.1)
Taxes on foreign source income ..........      (4.1)    (5.6)    (5.2)
Valuation allowance .....................      77.1        -     (1.9)
Other items .............................       1.0      1.5      1.2
                                             --------  -------   ------
    Effective tax rate ..................      37.7%   (40.9)%   22.7%
                                             ========  =======   ======

         Absent the valuation allowance, the effective tax rate would have been (39.4)% in 2002.

         Included in current domestic income taxes, as shown in the Consolidated Statements of Income, are $186,000, $253,000 and $406,000 of state and local income taxes in 2002, 2001 and 2000, respectively.

================================================================================

         The Company had domestic and foreign income tax payments (refunds) of $(1,063,000), $640,000 and $1,134,000 in 2002, 2001 and 2000, respectively.
The Company recorded a $3,825,000 receivable for a federal income tax refund to be generated from a 2002 alternative minimum tax loss carryback to 1997.

         Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31:

                                            2002           2001
                                         --------       --------
(Dollars in thousands)
Post-retirement benefits other
  than pensions......................    $ 10,549       $ 10,624
Alternative minimum tax credit.......      10,629         14,048
Other reserves.......................       3,018          8,998
Environmental reserves...............       2,604          2,238
Pensions.............................       1,958              -
Derivative instruments and hedging
  activities.........................       2,592              -
Inventory............................       1,741          5,133
Tax credit carryforward . . . .......       1,851          1,663
Net operating loss carryforward......      27,892         13,138
Miscellaneous........................         339            338
                                         --------       --------
                                           63,173         56,180
Valuation allowance..................     (27,207)             -
                                         --------       --------
Total deferred tax assets............      35,966         56,180
                                         --------       --------
Depreciation.........................     (31,545)       (30,401)
Pensions.............................           -         (2,864)
Derivative instruments and hedging
  activities.........................           -           (310)
Mine development.....................      (2,566)        (1,626)
Capitalized interest expense.........      (1,139)        (2,496)
                                         --------       --------
Total deferred tax liabilities.......     (35,250)       (37,697)
                                         --------       --------
Net deferred tax asset...............    $    716       $ 18,483
                                         ========       ========

         At December 31, 2002, for income tax purposes, the Company had domestic net operating loss carryforwards of $75,349,000, which are scheduled to expire in calendar years 2019 through 2022. The Company also had foreign net operating loss carryforwards for income tax purposes totaling $5,335,000, comprised of $4,740,000 that do not expire, and $595,000 which are scheduled to expire in calendar year 2007.

         At December 31, 2002, the Company had research and experimentation tax credit carryforwards of $1,851,000 that are scheduled to expire in calendar years 2008 through 2020.

NOTE J - EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings (loss) per share (E.P.S.):

                                                   2002          2001          2000
                                               ------------  ------------  -----------
(Dollars in thousands, except for share data)
Numerator for basic and diluted E.P.S.:
Net income (loss)...........................   $   (35,604)  $   (10,274)  $    14,165
Denominator:
  Denominator for basic E.P.S.:
    Weighted-average shares outstanding.....    16,557,388    16,518,691    16,292,431
  Effect of dilutive securities:
    Employee stock options..................             -             -        91,952
    Special restricted stock................             -             -        64,284
                                               -----------   -----------   -----------
    Diluted potential common shares ........             -             -       156,236
Denominator for diluted E.P.S.:
  Adjusted weighted-average shares
    outstanding.............................    16,557,388    16,518,691    16,448,667
                                               ===========   ===========   ===========
Basic E.P.S.................................   $     (2.15)  $     (0.62)  $      0.87
                                               ===========   ===========   ===========
Diluted E.P.S...............................   $     (2.15)  $     (0.62)  $      0.86
                                               ===========   ===========   ===========

         Under SFAS No. 128, "Earnings per Share," no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Accordingly, dilutive securities have been excluded from the diluted E.P.S. calculation of 51,337 for 2002 and 131,896 for 2001.

         Options to purchase Common Stock with exercise prices in excess of the average share price totaling 1,394,688 at December 31, 2002, 749,488 at December 31, 2001 and 239,925 at December 31, 2000 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

================================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      BRUSH ENGINEERED MATERIAL INC. AND SUBSIDIARIES, DECEMBER 31, 2002

NOTE K - PENSIONS AND OTHER POST-RETIREMENT BENEFITS

                                                                              Pension Benefits           Other Benefits
                                                                           ---------------------     ----------------------
                                                                              2002       2001           2002        2001
                                                                           ---------- ----------     ----------  ----------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at end of prior year...............................     $  92,878  $  79,733      $  40,220   $  33,910
Service cost..........................................................         4,217      3,622            298         303
Interest cost.........................................................         6,425      6,244          2,757       2,596
Amendments............................................................           347         95              -           -
Actuarial (gain) loss.................................................         3,920     13,242          3,447       6,468
Benefit payments......................................................        (6,174)    (7,620)        (3,269)     (3,057)
Curtailment...........................................................             -     (2,438)             -           -
Settlements...........................................................          (792)         -              -           -
                                                                           ---------- ----------     ----------  ----------
Benefit obligation at end of year.....................................       100,821     92,878         43,453      40,220


CHANGE IN PLAN ASSETS
Fair value of plan assets at end of prior year........................        94,713    108,517              -           -
Actual return on plan assets..........................................       (10,517)    (3,749)             -           -
Employer contributions................................................            64     (2,435)         3,269       3,057
Benefit payments......................................................        (6,174)    (7,620)        (3,269)     (3,057)
                                                                           ---------- ----------     ----------  ----------
Fair value of plan assets at end of year..............................        78,086     94,713              -           -
                                                                           ---------- ----------     ----------  ----------

Funded status.........................................................       (22,735)     1,835        (43,453)    (40,220)
Unrecognized net actuarial loss.......................................        26,179        831          8,821       5,480
Unrecognized initial net (asset) obligation...........................          (362)      (774)             -           -
                                                                           ---------- ----------     ----------  ----------
Net amount recognized.................................................     $   9,248  $   8,337      $ (35,652)  $ (35,872)
                                                                           ========== ==========     ==========  ==========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:
Prepaid benefit cost..................................................     $       -  $  12,464      $       -   $       -
Accrued benefit liability.............................................       (10,416)    (4,127)       (35,652)    (35,872)
Intangible asset......................................................         6,101          -              -           -
Accumulated other comprehensive income................................        13,563          -              -           -
                                                                           ---------- ----------     ----------  ----------
Net amount recognized.................................................     $   9,248  $   8,337      $ (35,652)  $ (35,872)
                                                                           ========== ==========     ==========  ==========

WEIGHTED-AVERAGE ASSUMPTIONS USED TO CALCULATE AMOUNTS
RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Discount rate.........................................................         6.750%     7.125%         6.750%      7.125%
Rate of compensation increase.........................................         2.000%     5.000%         2.000%      5.000%

================================================================================

         The rate of compensation increase assumption has been changed to use a graded assumption beginning at 2% for the 2003 fiscal year and increasing 0.75% per year until it reaches 5% for the 2007 fiscal year and later.

         For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 decreasing gradually to 6% in 2006 and remaining at that level thereafter for pre-65 benefits, a 7.5% annual rate of increase per capita cost of covered health care benefits was assumed for 2003 decreasing gradually to 6% in 2006 and remaining at that level thereafter for post-65 benefits and a 13.5% annual rate of increase in the per capita cost of prescription drugs was assumed for 2003 decreasing gradually to 6% in 2008 and remaining at that level thereafter.

         The Company transferred $2.5 million in 2001 of excess pension assets out of the plan to fund a portion of the payments made under the Company's retiree medical plan. The transfer was made pursuant to IRC Section 420 guidelines. This type of transfer may only be made if certain criteria are met, including the actuarial value of the plan assets must be at least 125% of the current liability as of the plan valuation date. The transfer out is included on the employer contribution line in the above chart reconciling the change in pension plan assets in 2001.

                                                               Pension Benefits             Other Benefits
                                                         ----------------------------   ----------------------
                                                            2002      2001      2000      2002    2001    2000
                                                         --------  --------  --------   ------  ------  ------
(Dollars in thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost........................................     $  4,217  $  3,622  $  3,315   $  298  $  303  $  298
Interest cost.......................................        6,425     6,244     6,038    2,757   2,596   2,398
Expected return on plan assets......................      (10,597)  (10,455)  (10,074)       -       -       -
Amortization of prior service cost..................          626       672       613     (112)   (112)   (112)
Amortization of initial net (asset) obligation......         (412)     (412)     (707)       -       -       -
Recognized net actuarial (gain) loss................         (113)     (958)     (805)     105       -     (53)
Settlement (gain) loss..............................         (993)        -         -        -       -       -
Curtailment (gain) loss.............................            -       570         -        -       -       -
                                                         --------- --------- ---------  ------- ------- ------
Net periodic (benefit) cost.........................     $   (847) $   (717) $ (1,620)   3,048   2,787   2,531
                                                         ========= ========= =========  ======= ======= ======


WEIGHTED-AVERAGE ASSUMPTIONS USED TO CALCULATE
COMPONENTS OF NET PERIODIC BENEFIT COST
Discount rate.......................................        7.125%     8.00%     8.00%   7.125%   8.00%   8.00%
Expected return on plan assets......................       10.000%    10.00%    10.00%     N/A     N/A      N/A
Rate of compensation increase.......................        5.000%     5.00%     5.00%   5.000%   5.00%   5.00%

         The active, vested employees in the unfunded supplemental retirement plan voluntarily terminated their benefits under the plan in the first quarter 2002 resulting in a settlement gain for the Company of $993,000. The Company granted special awards to the employees in consideration for foregoing their benefits. The employees had the option to use the award to purchase life insurance contracts or select a cash payout. The total cost of the awards was $791,000.

         The Company recorded a plan curtailment in the fourth quarter 2001 in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The curtailment was required because of the significant reduction in the number of plan participants. The curtailment increased the pension expense in 2001 by $570,000 and reduced the benefit obligation by $2,438,000 at December 31, 2001.

================================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      BRUSH ENGINEERED MATERIAL INC. AND SUBSIDIARIES, DECEMBER 31, 2002

         In 2003, the Company revised the expected rate of return on asset assumption used in calculating the annual expense for its domestic pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The assumed expected rate of return was decreased to 9.0% from 10.0% with the impact being accounted for as a change in estimate. The Company believes that this change is a more accurate representation of the expected performance of the plan's assets.

         The projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $100,821,000, $88,280,000 and $78,090,000, respectively, as of December 31, 2002, and
$1,563,000, $1,458,000 and $0, respectively, as of December 31, 2001. The 2002 figures include the Company's defined benefit plan and the supplemental retirement plan, while the 2001 figures are for the supplemental retirement plan only. As a result of the defined benefit plan's ABO exceeding the fair value of the plan assets at December 31, 2002, the Company recorded a minimum pension liability of $9,576,000 in the fourth quarter 2002. This also resulted in recording a charge to Other comprehensive income within shareholders' equity of $13,563,000 and an adjustment to the carrying value of the pension asset.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                       1-Percentage-  1-Percentage-
                                           point          point
                                          Increase       Decrease
                                       -------------  --------------
(Dollars in thousands)
Effect on total of service and
  interest cost components............     $ 149        $ (131)
Effect on post-retirement benefit
  obligation..........................     2,297        (2,029)

         The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $158,000 at December 31, 2002 and $178,000 at December 31, 2001. A corresponding accumulated benefit obligation of $158,000 at December 31, 2002 and $178,000 at December 31, 2001 has been recognized as a liability in the Consolidated Balance Sheet and is included in Retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements that are not material to the Consolidated Financial Statements.

         The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contributions were $1,022,000 in 2002, $2,455,000 in 2001 and $2,850,000 in 2000. The Company reduced its matching percentage by 50% beginning in the fourth quarter 2001.

NOTE L - CONTINGENCIES AND COMMITMENTS CBD CLAIMS

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

         Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $4.2 million on its balance sheet at December 31, 2002 and $13.0 million at December 31, 2001. The reserve was reduced in 2002 for settlement payments as well as for changes in estimates for the outstanding claims as a result of favorable rulings. An asset of $4.9 million was recorded at December 31, 2002 and $6.6 million at December 31, 2001 for recoveries from insurance carriers for insured claims. The reserve is included in Other long-term liabilities and the recovery is included in Other assets on the Consolidated Balance Sheets.

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

================================================================================

ENVIRONMENTAL PROCEEDINGS

         The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine on-going analyses of the remediation sites. Accruals are based upon their analyses and are established at either the best estimate or at the low end of the estimated range of costs. The accruals are revised for the results of on-going studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The Company established undiscounted reserves for environmental remediation projects of $7.7 million at December 31, 2002 and $7.5 million at December 31, 2001. The current portion of the reserve totaled $1.2 million at December 31, 2002 and is included in the Consolidated Balance Sheet as Other liabilities and accrued items while the remaining $6.5 million of the reserve at December 31, 2002 is considered long term and is included under Other long-term liabilities. These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

         The environmental expense was $0.6 million in 2002 with the majority of expense for various remediation projects at the Elmore site. The environmental reserve was reduced by $1.0 million during 2001 as result of a revised cost estimate for an established Voluntary Action Plan and the completion of another project for less than the previously estimated cost. The reserve was increased by $0.7 million in 2001 for RCRA projects, SWMU closure and other projects at the Elmore site. The items combined for a net credit of $0.3 million to income in 2001. The environmental expense was $0.2 million in 2000 with the majority of the expense associated with the Elmore remediation projects.

LONG-TERM OBLIGATION

         The Company has a long-term supply arrangement with Ulba/ Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of New York. The agreement was signed in 2000 and amended in 2001. Under the agreement, the Company will purchase from Nukem a stated quantity of copper beryllium master alloy that is sourced from Ulba/Kazatomprom each year from 2002 to 2010. The annual base purchase commitments total $6.9 million in 2003, $8.6 million in 2004, $10.3 million in 2005, $12.0 million in 2006 and $13.7 million per year thereafter. The contract allows for the Company to purchase up to 15% fewer pounds in 2003 with an annual variation of plus or minus 15 to 25% of the base quantity to be purchased thereafter, depending upon the year. Nukem will also maintain stated minimum quantities of copper beryllium master in consignment at the Company's Elmore, Ohio facility in excess of the Company's annual base purchase commitments. Both parties may terminate the agreement at any time with written notice for various causes of action. Purchases of beryllium-containing material from Nukem totaled $0.2 million in 2002 and $3.3 million in 2001. The Company has entered into negotiations with Nukem during 2003 to amend the quantity schedule in the supply agreement.

         The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and copper beryllium master alloy from the Defense Logistics Agency of the U.S. Government. The agreements will expire in 2007. Annual purchase commitments total $3.7 million in 2003, $5.1 million in 2004, $5.8 million in 2005, $6.2 million in 2006 and $6.8 million in 2007. The beryllium component of the contract price in a given year will be adjusted from these stated totals based upon fluctuations in the non-seasonally adjusted consumer price index in the prior year. The Company may elect to take delivery of the materials in advance of the commitment dates. Purchases under these agreements totaled approximately $3.9 million in 2002, $6.4 million in 2001 and $13.7 million in 2000. The purchased material will serve as raw material input for operations within Brush Wellman Inc. and Brush Resources Inc.

OTHER

         The Company has outstanding letters of credit totaling $5.6 million related to workers' compensation, environmental remediation issues and consigned precious metals guarantees. The letters expire in 2003.

         The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these other legal or other proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's Consolidated Financial Statements.

NOTE M - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

         As a result of the corporate restructuring completed on January 1, 2001, the Company changed how costs flowed between businesses. Certain costs that previously were included in the All Other column in the segment disclosures were charged to Metal Systems and Microelectronics beginning January 1, 2001. Beginning in 2001, the All Other column includes the operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's operating expenses. BEM Services charges a management fee for the services provided to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced from its mine and extraction mill in Utah, to external customers and to businesses within the Metal Systems Group. Segment results from 2000 have been adjusted to reflect these changes on a pro forma basis.

-------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      BRUSH ENGINEERED MATERIAL INC. AND SUBSIDIARIES, DECEMBER 31, 2002

         Selected financial data by business segment as proscribed by SFAS
No. 131, "Disclosures about Segments of an Enterprise and Related Information," for 2002, 2001 and 2000 are as follows:

                                                       Metal         Micro-      Total        All
(Dollars in thousands)                                 Systems    electronics    Segments     Other      Total
                                                     -----------  -----------  -----------  --------   ----------
2002
----
Revenues from external customers.................    $  227,884   $  139,180   $  367,064   $  5,765   $ 372,829
Intersegment revenues............................         3,118        1,566        4,684     12,171      16,855
Depreciation, depletion and amortization.........        12,060        3,930       15,990      4,650      20,640
Profit (loss) before interest and taxes..........       (37,557)       3,845      (33,712)    10,867     (22,845)
Assets                                                  223,986       71,832      295,818     39,061     334,879
Expenditures for long-lived assets...............         1,930        2,370        4,300      1,114       5,414



2001
----
Revenues from external customers.................    $  295,690   $  169,598   $  465,288   $  7,281   $ 472,569
Intersegment revenues............................         2,596        2,066        4,662     12,036      16,698
Depreciation, depletion and amortization.........        12,560        3,780       16,340      5,269      21,609
Profit (loss) before interest and taxes..........       (20,117)       4,568      (15,549)     1,480     (14,069)
Assets                                                  265,371       68,401      333,772     69,881     403,653
Expenditures for long-lived assets...............        13,031        6,841       19,872      3,412      23,284



2000
----
Revenues from external customers.................    $  378,178   $  179,111   $  557,289   $  6,401   $ 563,690
Intersegment revenues............................           311        1,376        1,687          -       1,687
Depreciation, depletion and amortization.........        13,048        2,859       15,907      6,757      22,664
Profit (loss) before interest and taxes..........        10,230        8,364       18,594      4,392      22,986
Assets                                                  300,490       70,995      371,485     81,021     452,506
Expenditures for long-lived assets...............        12,802        5,917       18,719      2,919      21,638

         Segments are evaluated using earnings before interest and taxes. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest and the operating assets for Brush Resources Inc. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues. The improvement in profit in 2002 over 2001 in the All Other column was caused primarily by a reduction in legal expenses.

         The Company's sales from U.S. operations to external customers, including exports, were $301,063,000 in 2002, $385,780,000 in 2001 and
$463,728,000 in 2000. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

(Dollars in thousands)                                   2002         2001         2000
                                                     -----------  -----------  -----------
REVENUES
  United States..................................    $   268,548  $   338,233  $   414,090
  All other......................................        104,281      134,336      149,600
                                                     -----------  -----------  -----------
  Total..........................................    $   372,829  $   472,569  $   563,690
                                                     ===========  ===========  ===========

LONG-LIVED ASSETS
  United States..................................    $   147,263  $   166,126  $   164,808
  All other......................................          5,281        5,170        5,652
                                                     -----------  -----------  -----------

  Total..........................................    $   152,544  $   171,296  $   170,460
                                                     ===========  ===========  ===========

         No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE N - RELATED PARTY TRANSACTIONS

    The Company entered into life insurance agreements with seven employees, including two executive officers, in the first quarter 2002. Pursuant to the agreements, the Company loaned an aggregate of $0.4 million to the seven employees. The portion of the premium paid by the Company is treated as a loan from the Company to the employee. The loans are secured by the insurance policies, which are owned by the employees, and the agreements require the employee to maintain the insurance policy's cash surrender value in an amount at least equal to the outstanding loan balance. The loan is payable from the insurance proceeds upon the employee's death or at an earlier date due to the occurrence of specified events. The loans bear an interest rate equal to the applicable federal rate.

NOTE O - OTHER COMPREHENSIVE INCOME

    The following table summarizes the net gain/(loss) by component within Other comprehensive income as of December 31, 2002, 2001 and 2000.

                                                  December 31,
                                         2002           2001            2000
                                     --------        -------         -------
(Dollars in thousands)
Foreign currency translation
  adjustment ....................    $ (1,457)       $(2,289)        $(1,205)
Change in the fair value
  of derivative financial
  instruments ...................      (7,839)        (2,061)              -
Minimum pension liability .......     (13,563)             -               -
                                     --------        -------         -------
Total ...........................    $(22,859)       $(4,350)        $(1,205)
                                     ========        =======         =======

--------------------------------------------------------------------------------

NOTE P - QUARTERLY DATA (UNAUDITED)

    Years ended December 31, 2002 and 2001.

                                                                                            2002
                                                        ----------------------------------------------------------------------------
                                                            First         Second           Third          Fourth
                                                           Quarter        Quarter         Quarter         Quarter          Total
                                                        ------------   -------------   -------------   -------------   -------------
(Dollars in thousands except per share data)
Net sales ............................................. $    89,582    $    100,749    $     93,481    $     89,017    $    372,829
Gross profit ..........................................      10,254          15,070          12,015          10,558          47,897
   Percent of sales ...................................       11.4%           15.0%           12.9%           11.9%           12.8%
Net income (loss) .....................................      (3,834)         (2,049)         (2,906)        (26,815)        (35,604)
Earnings (loss) per share of common stock:
   Basic ..............................................       (0.23)          (0.12)          (0.18)          (1.62)          (2.15)
   Diluted ............................................       (0.23)          (0.12)          (0.18)          (1.62)          (2.15)
Dividends per share of common stock ...................           -               -               -               -               -
Stock price range
   High ...............................................       14.00           13.24           12.20            8.00
   Low ................................................       10.25           11.15            6.98            4.50

                                                                                            2001
                                                        ----------------------------------------------------------------------------
                                                            First         Second           Third          Fourth
                                                           Quarter        Quarter         Quarter         Quarter          Total
                                                        ------------   -------------   -------------   -------------   -------------
Net sales .............................................  $  145,524      $  128,456      $  106,194      $   92,395      $  472,569
Gross profit ..........................................      34,034          23,576           7,253           3,132          67,995
   Percent of sales ...................................       23.4%           18.4%            6.8%            3.4%           14.4%
Net income (loss) .....................................       6,206           1,275          (7,767)         (9,988)        (10,274)
Earnings (loss) per share of common stock:
   Basic ..............................................        0.37            0.08           (0.47)          (0.60)          (0.62)
   Diluted ............................................        0.37            0.08           (0.47)          (0.60)          (0.62)
Dividends per share of common stock ...................        0.12            0.12               -               -            0.24
Stock price range
   High ...............................................       24.19           23.05           17.60           14.24
   Low ................................................       17.80           16.00           12.37            9.45

================================================================================
                            SELECTED FINANCIAL DATA
               Brush Engineered Materials Inc. and Subsidiaries,
                  (Dollars in thousands except for share data)

                                                               2002            2001            2000            1999            1998
                                                       ------------    ------------    ------------    ------------    ------------
FOR THE YEAR
Net sales ...........................................  $    372,829    $    472,569    $    563,690    $    455,707    $    409,892
Cost of sales .......................................       324,932         404,574         444,951         363,773         325,173
Gross profit ........................................        47,897          67,995         118,739          91,934          84,719
Operating profit (loss) .............................       (22,845)        (14,069)         22,986          10,558         (10,313)
Interest expense ....................................         3,010           3,327           4,652           4,173           1,249
Income (loss) from continuing operations
   Before income taxes ..............................       (25,855)        (17,396)         18,334           6,385         (11,562)
Income taxes (benefit) ..............................         9,749          (7,122)          4,169             (54)         (4,430)
Net income (loss) ...................................       (35,604)        (10,274)         14,165           6,439          (7,132)
Earnings per share of common stock:
      Basic net income (loss) .......................         (2.15)          (0.62)           0.87            0.40           (0.44)
      Diluted net income (loss) .....................         (2.15)          (0.62)           0.86            0.40           (0.44)
Dividends per share of common stock .................             -            0.24            0.48            0.48            0.48
Depreciation and amortization .......................        20,640          21,609          22,664          27,037          24,589
Capital expenditures ................................         5,248          23,130          21,306          16,758          36,732
Mine development expenditures .......................           166             154             332             288             433


YEAR-END POSITION
Working capital .....................................        82,645         110,894         143,387         124,831         100,992
Ratio of current assets to current liabilities ......      2.1 to 1        2.4 to 1        2.3 to 1        2.3 to 1        2.1 to 1
Property and equipment:
      At cost .......................................       476,283         469,663         449,697         440,234         421,467
      Cost less depreciation and impairment .........       152,544         171,296         170,460         170,939         164,469
Total assets ........................................       334,879         403,653         452,506         428,406         403,690
Other long-term liabilities .........................        65,977          62,473          55,454          53,837          49,955
Long-term debt ......................................        36,219          47,251          43,305          42,305          32,105
Shareholders' equity ................................       159,094         214,350         229,907         220,638         221,811


Book value per share:
      Basic .........................................          9.61           12.98           14.11           13.62           13.63
      Diluted .......................................          9.58           12.87           13.98           13.55           13.50
Average number of shares of stock outstanding:
      Basic .........................................    16,557,388      16,518,691      16,292,431      16,198,885      16,267,804
      Diluted .......................................    16,608,725      16,650,587      16,448,667      16,279,591      16,424,747

Shareholders of record ..............................         1,864           1,981           2,101           2,330           2,313
Number of employees .................................         1,862           1,946           2,500           2,257           2,167


A deferred tax valuation allowance increased income tax expense by $19.9 million in 2002.
A special charge reduced net income by $16.5 million in 1998.
See Notes to Consolidated Financial Statements.

        1997            1996            1995            1994            1993            1992
------------    ------------    ------------    ------------    ------------    ------------
$    433,801    $    376,279    $    369,618    $    345,878    $    295,478    $    265,034
     324,463         271,149         268,732         253,938         227,686         192,944
     109,338         105,130         100,886          91,940          67,792          72,090
      36,024          34,305          29,086          25,098          10,658          16,949
         553           1,128           1,653           2,071           2,952           3,206

      35,471          33,177          27,433          23,027           7,706          13,743
       9,874           8,686           6,744           4,477           1,248           3,243
      25,597          24,491          20,689          18,550           6,458          10,500

        1.58            1.55            1.28            1.15            0.40            0.65
        1.56            1.53            1.27            1.15            0.40            0.65
        0.46            0.42            0.36            0.26            0.20            0.26
      19,329          22,954          20,911          19,619          21,720          20,180
      53,155          26,825          24,244          17,214          11,901          13,604
       9,526           3,663             787             543             814             848


     100,599         128,172         125,156         116,708         105,272          88,616
    2.3 to 1        2.9 to 1        2.9 to 1        2.8 to 1        3.1 to 1        2.5 to 1

     463,689         404,127         374,367         350,811         337,342         332,971
     173,622         130,220         121,194         116,763         118,926         127,991
     383,852         355,779         331,853         317,133         293,372         310,039
      48,025          47,271          45,445          43,354          40,663          40,332
      17,905          18,860          16,996          18,527          24,000          33,808
     236,813         219,257         200,302         186,940         172,075         168,824


       14.60           13.84           12.40           11.61           10.70           10.50
       14.41           13.72           12.30           11.57           10.69           10.48

  16,214,718      15,846,358      16,159,508      16,102,350      16,087,250      16,080,554
  16,429,468      15,980,481      16,289,795      16,156,159      16,093,696      16,111,090

       2,329           2,407           2,351           2,521           2,566           2,762
       2,160           1,926           1,856           1,833           1,803           1,831

                                 CORPORATE DATA

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

ANNUAL MEETING

    The Annual Meeting of Shareholders will be held on May 6, 2003 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio.

INVESTOR INFORMATION

    Brush Engineered Materials Inc. maintains an active program of communication with shareholders, securities analysts, and other members of the investment community. Management makes regular presentations in major financial centers around the world. To obtain:

    -   additional copies of the annual report
    -   SEC Form 10K/10Q

    Please contact:

        Michael C. Hasychak
        Vice President, Treasurer and Secretary

WEB SITE

    Brush Engineered Materials Inc.'s web site on the Internet offers financial and investor information, news and facts about the Company, its businesses, markets and products.

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

STOCK LISTING

New York Stock Exchange/Symbol: BW

CORPORATE HEADQUARTERS

Brush Engineered Materials Inc.
17876 St. Clair Ave., Cleveland, Ohio 44110
(216) 486-4200 - Facsimile: (216) 383-4091

                                   [GRAPHIC]

BRUSH ENGINEERED MATERIALS INC. DIRECTORS, OFFICERS, FACILITIES AND SUBSIDIARIES



BOARD OF DIRECTORS AND
COMMITTEES OF THE BOARD

ALBERT C. BERSTICKER(2, 3, 4)
Retired Chairman
Ferro Corporation

CHARLES F. BRUSH, III(1, 4)
Personal Investments

GORDON D. HARNETT(2)
Chairman, President and CEO
Brush Engineered Materials Inc.

DAVID H. HOAG(2, 3, 4, 5)
Retired Chairman
The LTV Corp.

JOSEPH P. KEITHLEY(2, 3, 4, 5)
Chairman, President and CEO
Keithley Instruments, Inc.

WILLIAM P. MADAR(2, 3, 4)
Chairman
Nordson Corporation

N. MOHAN REDDY(1, 4)
Professor
The Weatherhead School of Management
Case Western Reserve University

WILLIAM R. ROBERTSON(1, 4, 5)
Managing Partner
Kirtland Capital Partners

JOHN SHERWIN, JR.(1, 2, 4, 5)
President
Mid-Continent Ventures, Inc.

1 Audit Committee
2 Executive Committee
3 Governance Committee
4 Organization and Compensation Committee
5 Retirement Plan Review Committee


CORPORATE AND
EXECUTIVE OFFICERS

GORDON D. HARNETT(1, 2)
Chairman, President and CEO

JOHN D. GRAMPA(1, 2)
Vice President Finance
and Chief Financial Officer

DANIEL A. SKOCH(1, 2)
Senior Vice President
Administration

MICHAEL C. HASYCHAK(1)
Vice President, Treasurer and Secretary

JAMES P. MARROTTE(1)
Vice President, Controller

JOHN J. PALLAM(1)
Vice President, General Counsel

GARY W. SCHIAVONI(1)
Assistant Treasurer and Assistant Secretary

1  Corporate Officers
2  Executive Officers


OPERATING GROUPS

Alloy Products
RICHARD J. HIPPLE, PRESIDENT

Beryllium Products
MICHAEL D. ANDERSON, VICE PRESIDENT

Brush International, Inc.
STEPHEN FREEMAN, PRESIDENT

Brush Resources Inc.
ALEX C. BOULTON, PRESIDENT

Technical Materials, Inc.
ALFONSO T. LUBRANO, PRESIDENT

Williams Advanced Materials Inc.
JOHN J. PASCHALL, CHAIRMAN AND CEO
RICHARD W. SAGER, PRESIDENT

Zentrix Technologies Inc.
JOHN J. PASCHALL, PRESIDENT


OFFICES AND FACILITIES

MANUFACTURING FACILITIES
Brewster, New York
Buffalo, New York
Delta, Utah
Elmore, Ohio
Fremont, California
Lincoln, Rhode Island
Lorain, Ohio
Newburyport, Massachusetts
Oceanside, California
Reading, Pennsylvania
Santa Clara, California
Singapore
Subic Bay, Philippines
Tucson, Arizona
Wheatfield, New York


CORPORATE OFFICES

Cleveland, Ohio


SERVICE CENTERS
Elmhurst, Illinois
Fairfield, New Jersey
Singapore
Stuttgart, Germany
Theale, England
Tokyo/Fukaya, Japan
Warren, Michigan


SUBSIDIARIES

BEM Services, Inc.
            Cleveland, Ohio
Brush Wellman Inc.
            Cleveland, Ohio
Brush Ceramic Products Inc.
            Tucson, Arizona
Brush International, Inc.
            Cleveland, Ohio
Brush Resources Inc.
            Delta, Utah
Brush Wellman GmbH
            Stuttgart, Germany
Brush Wellman (Japan), Ltd.
            Tokyo, Japan
Brush Wellman Limited
            Theale, England
Brush Wellman (Singapore) Pte Ltd
            Singapore
Circuits Processing Technology, Inc.
            Oceanside, California
Technical Materials, Inc.
            Lincoln, Rhode Island
Williams Advanced Materials Inc.
            Buffalo, New York
Williams Advanced Materials
Far East Pte Ltd.
            Singapore
Zentrix Technologies Inc.
            Tucson, Arizona

         [GRAPHIC]

         17876 ST. CLAIR AVENUE - CLEVELAND, OHIO 44110 - 216.486.4200