Form 10-K, Exhibit 13
period 2003-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2004-03-15
CIK 1104657

                                                                      EXHIBIT 13

                         Brush Engineered Materials Inc.

                                                                            2003

                                                                   Annual Report

About The Company

         Brush Engineered Materials Inc. is a global leader in high performance engineered materials that enable customers to meet superior levels of product strength, reliability, miniaturization and weight savings, thermal dissipation, electrical conductivity and reflectivity.

         Around the world, the Company's engineered materials can be found in end-use products within the telecommunications and computer, automotive electronics, optical media, industrial components, aerospace and defense, and appliance markets.

         The Company's subsidiaries are organized into two reportable segments: the Metal Systems Group and the Microelectronics Group.

         Metal Systems includes Brush Wellman Inc. (Alloy and Beryllium Products) and Technical Materials, Inc. Brush Wellman is the only fully integrated producer of beryllium, beryllium alloys and beryllia ceramic in the world. Technical Materials, Inc. produces engineered material systems including clad metals, plated metal, and electron beam welded, solder-coated and reflow materials.

         Microelectronics includes Williams Advanced Materials Inc. and Electronic Products, which consists of Brush Ceramic Products Inc. (a wholly owned subsidiary of Brush Wellman Inc.) and Zentrix Technologies Inc. Williams Advanced Materials manufactures precious metal and specialty alloy products. Brush Ceramics produces beryllia ceramic materials and Zentrix Technologies manufactures electronic packaging and circuitry.

         The Company has operating, service center and major office locations throughout North America, Europe and Asia. The Company has 1,833 employees worldwide. Brush Engineered Materials Inc. common stock (ticker symbol: BW) is listed on the New York Stock Exchange.

Financial Highlights

(Dollars in millions except per share amounts)                                   2003            2002         2001
                                                                                 ----            ----         ----
Sales ....................................................................   $   401.0     $     372.8    $   472.6

Loss before income taxes .................................................       (12.7)          (25.9)       (17.4)

Net loss .................................................................       (13.2)          (35.6)       (10.3)

Net loss per share (diluted) .............................................       (0.80)          (2.15)       (0.62)

Dividends per share ......................................................           -               -         0.24

Shareholders' equity per share ...........................................        9.27            9.61        12.98

                              [PI CHART]

 Revenue By Segment         Revenue By Market         Revenue By Geographic Area

60% Metal Systems Group    35% Telecommunications      69% Domestic
39% Microelectronics Group     and Computer            31% International
 1% Other                  14% Automotive Electronics
                           13% Optical Media
                           11% Industrial Components
                            9% Aerospace and Defense
                            7% Appliance
                           11% Other

Contents

Letter to Shareholders ............................................................................................     2

Business Unit Growth Initiatives ..................................................................................     6

Management's Discussion and Analysis ..............................................................................    14

Reports of Independent Auditors and Management ....................................................................    29

Consolidated Financial Statements .................................................................................    30

Notes to Consolidated Financial Statements ........................................................................    34

Selected Financial Data ...........................................................................................    52

Directors, Officers, Facilities and Subsidiaries ..................................................................    54

Corporate Data ....................................................................................................    55

To Our Shareholders:

[PHOTO]

         I believe that 2003 was a year of significant progress for Brush Engineered Materials, despite a continuing difficult business environment. As in the preceding two challenging years, we remained aggressively focused on those factors within our direct control. Since our sales peak in 2000 and the subsequent collapse of the telecommunications and computer market, which resulted in a nearly $200 million decline in our revenue, we have improved our variable margins (sales less materials and direct manufacturing costs) to 42% of sales, cut our annual overhead spending by over $40 million, reduced our breakeven point by approximately $100 million and reduced debt each year. This is a real credit to the organization. We are working diligently to create a better future and continue to find ways to be more productive, more innovative and more effective. The commitment, hard work and dedication of our employees is making Brush a better company.

         In 2003, while sales grew a modest 7.5%, or $28 million to $401 million, we were able to reduce our pre-tax loss by more than $13 million to $12.7 million. If adjusted for the $6.0 million charge taken in the fourth quarter related to our debt refinancing, the pre-tax loss for the year was $6.7 million. Particularly encouraging are the results of the fourth quarter when sales grew by 19% or $16.6 million and the Company achieved breakeven on the operating profit line, adjusted for the refinancing charge.

         Since the mid-2001 downturn in the telecommunications and computer market, we have consistently maintained that there are five keys to our turnaround. During 2003, we again made considerable progress in each:

1. REDUCING DEBT

         Our expectation was that we would reduce our debt by strong working capital management and capital spending control. As of the end of 2003, Brush has achieved three consecutive years of debt reduction. Total balance sheet

[BAR CHART]

PERCENT CHANGE IN SALES AND EBIT: 2003 VS. 2002

Sales         8%
EBIT         59%

LEVERAGE FROM THE OPERATING PERFORMANCE IMPROVEMENTS IS SIGNIFICANT.

                                  [BAR CHART]

TOTAL DEBT AND OFF-BALANCE SHEET OBLIGATIONS* (MILLIONS)

2000    $209
2001    $189
2002    $153
2003    $128

*(INCLUDING KEY OFF-BALANCE SHEET MANUFACTURING EQUIPMENT AND BUILDING LEASES, AND PRECIOUS METAL CONSIGNED INVENTORIES.)

SINCE 2000, TOTAL DEBT AND OFF-BALANCE SHEET OBLIGATIONS HAVE BEEN LOWERED BY 39% OR $81 MILLION.

debt plus off-balance sheet financing and precious metal consignment obligations have been reduced by more than $80 million since the end of 2000. For 2003 the reduction was approximately $25 million, or 16% as inventories declined by an additional $7 million and our accounts receivables as measured by days sales outstanding dropped to 47 days. Importantly, at the end of 2003, Brush completed a five-year refinancing agreement that lowers costs, improves cash flow, and provides the liquidity needed to support future growth.

2. REDUCING OVERHEAD

         We targeted a $10 million per quarter reduction in overhead costs from early 2001 levels based on lower headcount and spending for services. We exceeded that target in each quarter of 2003, which lowered our breakeven by $100 million. We remain committed to keeping overhead growth down.

3. IMPROVING MARGINS

         I am extremely proud of the progress made by our operations, especially throughout Alloy Products where performance has improved significantly. Using Lean Six Sigma and other continuous improvement techniques, we have steadily improved our operating performance company wide. In 2003 for example, Alloy Products reduced manufacturing cycle times by 18%, improved inventory turns by 48%, raised yields by 11% and shipped 23% more pounds per employee. At Technical Materials, Inc. (TMI), margins improved and earnings increased despite lower sales. At Williams Advanced Materials Inc. (WAM), after considering metal prices, operating margin increased approximately 10%. Margins also improved in all of our other units. These are lasting improvements which will leverage our profits in the years ahead.

[BAR CHART]

INVENTORY (MILLIONS)

2000     $115.6
2001     $109.1
2002     $ 94.3
2003     $ 87.4

INVENTORY HAS BEEN REDUCED $28 MILLION OVER THE PAST THREE YEARS.

[ACCOUNTS RECEIVABLE DAYS SALES OUTSTANDING BAR CHART]

2001    5.3 DAYS
2003     47 DAYS

WE ARE COLLECTING RECEIVABLES FASTER.

4. EXPANDING OUR REVENUE BASE

         Given the collapse of the telecommunications and computer market, which at its peak accounted for 50% of Brush's revenue, it was imperative to broaden our revenue base. This is a long-term goal focused on new products as well as new end-use and new geographic markets. Here too, we made good progress in 2003 but fell short of our goal of adding $20 million in sales in the year. Sales of new products were closer to $12 million as field evaluations and approval times have been longer than expected.

         To highlight our progress and to demonstrate our confidence in Brush's growth potential, we have dedicated several pages in this year's report to our most promising growth initiatives. Among these is our $15 million contract to supply the primary mirror material for NASA's James Webb Space Telescope. Additionally, the Company continues to extend its international reach. For the year, Brush's international revenue grew 19% and represented 31% of our total sales. Demonstrating the strength of our sales and marketing team in Asia, Alloy's revenue from the region grew by 31% in 2003.

         While it has taken longer than anticipated, we remain enthusiastic about the prospects for our new products including ToughMet(R), Alloy 390(TM), selective plating at TMI and thin film products for magnetic and optical data storage at Williams. In the fourth quarter, nearly 20% of Alloy's sales growth was generated from new products and applications.

5. MARKET GROWTH

         It is essential that the broader economic environment continue to improve for Brush to fully realize the benefits of its efforts. The 19% increase in fourth quarter revenue and the resulting improvement in our profitability give us reason to be encouraged. With our global reach and expanded product line, I believe we are solidly placed to capture market growth wherever it occurs.

OTHER HIGHLIGHTS

         Of all the positive achievements for 2003, I am most proud of our talented employees for their dedication in making our facilities safe places to work. Employees across the Company delivered a consistent year of safety improvement, turning in the best safety results in the Company's history. In May, the Ohio Bureau of Workers' Compensation, in cooperation with the Safety Council of Northwest Ohio, presented Brush with its Achievement Award, recognizing our Elmore, Ohio plant's outstanding efforts to reduce employee workplace accidents.

QUARTERLY OVERHEAD COSTS* (MILLIONS)

[BAR CHART]

2001    $53.6
2003    $42.9

*(Including non-variable manufacturing costs plus SG&A, R&D and other. Excluding
 One-time refinancing charge of $6.0 million in 2003.)

Overhead savings of more than $10 million per quarter has driven our breakeven point down by approximately $100 million. Figures compare first quarter 2001 with 2003 quarterly average.

[BAR CHART]

Gross Margin

2002    12.9%
2003    18.2%

Steadily improving operating performance is driving margins higher.

         We also continue to be pleased with our progress throughout the year to find answers to the complicated medical issues associated with occupational exposure to beryllium. Improvements in our industrial hygiene practices, based upon what we have learned in our extensive research efforts, are demonstrating very positive results.

         Moreover, we have had substantial further progress in reducing our litigation caseload.

         This past year, two significant additions to the Board of Directors were made. Jerry Pryor, the retired President of Van Dorn DeMag Corporation, joined the Board in May and Bill Lawrence, the former Executive Vice President and General Counsel for TRW, Inc., joined us in August.Charles F.Brush, III, a distinguished director for more than 45 years, was appointed to the position of Director Emeritus at the end of the year. We are fortunate to have a strong, independent Board of Directors committed to high standards and excellence in all aspects of corporate governance.

         I would also like to acknowledge and thank Jack Paschall, who retired as Williams Advanced Materials' Chairman and CEO at the end of the year, for his outstanding leadership and contributions. During the 12 years under Jack's direction, WAM has grown dramatically in sales and profitability and expanded its global presence. Jack also ensured that there would be a smooth transition in leadership and at the start of the year, Dick Sager, who joined WAM in 1989, assumed full responsibility for Williams as President.

OUTLOOK

         Economic indicators at the start of 2004 are favorable. Our key markets appear to be improving and our incoming order rate is the strongest it has been in over two years. I believe we have built a solid foundation and am optimistic that the combination of our continued focus on margin improvement and product and market development will position us well to take advantage of an improving global economy. This in turn should result in stronger revenue growth and a return to profitability in 2004.

         As always, I thank you for your support and confidence in Brush Engineered Materials.

/s/ GORDON D. HARNETT
------------------------------
GORDON D. HARNETT
CHAIRMAN, PRESIDENT AND CEO


ALLOY MANUFACTURING CYCLE TIME CUT IN HALF

[BAR CHART]

2001    100%
2002    66%
2003    55%

IN 2003, Alloy manufacturing cycle times were 45% faster than in 2001.

[BAR CHART]

INTERNATIONAL SALES (MILLIONS)

2002    $104
2003    $124

INTERNATIONAL SALES GREW 19% IN 2003.

                        M E T A L  S Y S T E M S  G R O U P

Alloy Products

         Market by market and throughout the world, Alloy Products is growing its customer base. We're developing innovative materials and applications to make our customers' products work in new and better ways. And, we're applying our global reach and lean manufacturing capabilities to ensure our place in tomorrow's technologies.

TOUGHMET(R)

         Based on its successes in rigorous end uses, our ToughMet(R) copper-nickel-tin alloy is gaining considerable interest from several growth markets, including heavy equipment for surface mining. Manufacturers of giant trucks boasting payloads greater than 300 tons are turning to ToughMet(R) as the standard bearings and bushings material. ToughMet's(R) excellent lubricity and wear resistance provides greater equipment reliability and productivity, benefiting both equipment makers and their customers.

         For a global manufacturer of large agricultural equipment, ToughMet(R) presented a winning solution to a costly and longstanding problem with aluminum bronze bushings in the undercarriages of track-type tractors, eliminating claims for the manufacturer and downtime for the user.

         ToughMet(R) is also gaining favor in the growing market of oil and gas drilling and well completions. Although high pressures, temperatures and corrosion are punishing to other materials in deep well environments, ToughMet(R) is providing superior performance in several critical components.

ALLOY 390(TM) - MATERIALS FOR THE NEXT GENERATION OF TECHNOLOGY

         With Alloy 390(TM), our newest proprietary strip product for electronic applications, Brush Wellman has broken through the performance barrier that has long required materials users to select between strength and conductivity.

         With these unrivaled properties, Alloy 390(TM) is gaining the interest of makers of high power electronic devices within the computer and telecommunications markets. Currently, it is being specified in applications ranging from advanced burn-in and test sockets (BiTS) to input/output (I/O) connectors, and is positioned for growth into land grid array contact applications and power connectors - both significant volume markets.

Leveraging Strengths

[PICTURE]

Positioned for growth in the fast-paced electronics market, Alloy 390(TM) is currently designed into advanced burn-in and test sockets (BITS), shown above, and in input-output (I/O) connectors such as those in mobile phones (left).

Brush Wellman expects steady growth in the computer socket applications for 2004, with a significant increase in 2005.

         Makers of handheld communications devices are also looking to Alloy 390(TM) for its potential to increase battery life and reduce charging times.

MEETING GLOBAL GROWTH FOR HIGH PERFORMANCE ALLOYS

         The Alloy Products business is focused on expanding its foothold in the high growth China and Asia/Pacific markets where consumer, personal computer and wireless applications are key drivers to future development. Alloy's focus in this region reinforces the solid foundations it has already established in Europe. Sales to China increased at an annual rate of nearly 30% in 2003, while sales to Europe were up approximately 25% in the year.

         China, which is capturing a significant share of the world's electronic products growth, is now home to Brush Wellman's newest technical marketing office, opened in Shanghai in early 2004. This facility complements our other technical marketing/service centers in Germany, United Kingdom, Japan, Singapore and Hong Kong, which serve local customers with finished product stocks, value added processing and extremely short lead times.

         In the past two years, Brush Wellman has also augmented its distribution presence with technical marketing and application engineering centers in Korea, China, Taiwan and Italy, which support an extensive independent distributor network of some 250 sales representatives, operating in 36 locations across 30 countries.

STREAMLINING THE WAY WE DO BUSINESS TO SUPPORT GLOBAL GROWTH

         Over the past several years, Alloy Products has dramatically transformed its manufacturing system by implementing Lean Six Sigma, Total Predictive Maintenance and supply chain management methodologies. By reducing manufacturing cycle times by 45% since 2001, we're responding quicker to our customers. And, by increasing our own labor productivity significantly over the same period, we've kept our materials cost competitive.

         These capabilities allow us to offer what our customers need, everywhere they need us to be.

ALLOY ASIA SALES GROWTH

[BAR CHART]

GROWTH IN MANUFACTURING OUTPUT BY EMPLOYEE

[BAR CHART]

to Grow the Base

Whether it's in commercial aircraft, high speed race cars, giant mining trucks or deep sub-sea oil and gas wells, Toughmet is proving its reliability in a variety of rugged environments. Used in equipment installed to prevent costly blowouts in deep sea wells, this Toughmet Valve component (below) represents a growing new application for the oil and gas market.

[LINE CHART]

TOUGHMET(R) OUTLASTS CONVENTIONAL BEARING MATERIALS

[PICTURE][LINE GRAPH]

[ ] HARDENED STEEL [ ] ALUMINUM BRONZE [ ] TOUGHMET 3 CX105

USING IDENTICAL BEARING DESIGNS IN THIS CUSTOMER TEST, THE AVERAGE SURFACE WEAR RATE OF HARDENED STEEL IS 90 TIMES GREATER THAN THAT OF TOUGHMET(R) . TOUGHMET ALSO WIDELY OUTPERFORMED ALUMINUM BRONZE WHICH GENERATED SURFACE WEAR RATES SEVEN TIMES GREATER.

                      M E T A L  S Y S T E M S  G R O U P

Technical Materials, Inc.

         TMI is stepping out from its conventional markets and developing growth opportunities to further broaden its competitive edge.

         We're leveraging our strong tradition of manufacturing excellence and product innovation to provide new materials solutions across a more diversified customer base.

         Once primarily a producer of copper-based materials for electronics applications, TMI now has aluminum, stainless steel, nickel alloys and exotic refractory metals accounting for a larger share of its product offering and one quarter of its product mix. And, increasingly, TMI products are requiring two or more processing technologies to meet escalating performance needs of the marketplace.

TMI'S NEW PLATING TECHNOLOGY

         Engineering advances in plating technologies are helping electronic component customers meet another significant performance hurdle: miniaturizing components in step with the continued downsizing of cellular phones and other portable consumer products.

         As a result, the coatings for electrical connections must be placed closer together, with ever-tighter tolerances. TMI can now cost effectively position selectively plated stripes as close as 0.010" apart - perfect for the challenges of miniaturization- and 10 to 20 times tighter than conventional gold plating technology. Typical precious metal savings with this technology are in the range of 10-15%.

GROWTH OPPORTUNITIES FOR CERDIP PRODUCTS

         TMI's Cerdip material (an aluminum clad alloy) is a mature product, but has recently been designed into new, potentially high growth applications. TMI has developed new applications for this familiar product in Asia, including use in imaging sensors in high tech applications such as digital cameras and camcorders. This trend will provide an attractive growth opportunity for Cerdip materials.

Setting the Course for New

[PICTURE]

Stove top igniter assemblies by saint-gobain rely on TMI's micro laminate materials to provide vastly improved performance and safety over traditional spark igniters.

[PICTURE]

GenCell Corporation is working with TMI clad materials to achieve performance breakthroughs in polymer electrolyte (PEM) fuel cell designs. PEM technology has tremendous potential for commercialization in a wide variety of target markets from handheld communications devices to automotive.

[PICTURE]

New plating capabilities enable TMI to provide selectively plated stripes in distance tolerances never before attainable - supporting downsizing of electrical components and yielding significant precious metal savings.

NEW MARKETS - APPLIANCE

         TMI has teamed with Saint-Gobain, the world's leading producer of insulating materials, to develop a highly engineered composite material for the premium hot surface appliance market. TMI's micro-laminate technology is used in Saint-Gobain's latest proprietary stove top igniter designs.

         Innovative materials solutions help these assemblies offer breakthrough safety and performance improvements over traditional spark igniters - including an exceedingly fast time of less than 2 seconds to temperature - for residential and commercial gas ignition applications.

OPPORTUNITIES IN MEDICAL

         TMI's cladding, electroplating and electron beam welding technologies are also gaining ground in the high growth market for medical devices. Our materials are increasingly being designed into pacemakers and defibrillators, hearing aid components and state-of-the-art dosimetry materials used to detect radiation exposure. One of our specialty clad metals is now the active element in optically stimulated luminescence (OSL) badges worn daily by x-ray technicians and other medical professionals.

HIGH PERFORMANCE RETAIL PRODUCT

         Our technologies enable customers to achieve breakthroughs in design, and in turn, offer new products that drive end-use demand. Working closely with leading companies in cosmetics and skin care, for example, we're providing a multi-gauge, dual-temper stainless steel strip for this industry's next generation tweezers.

MATERIAL SYSTEMS FOR FUEL CELLS

         We're also gearing up for one of the most anticipated technologies in decades: fuel cells. Fuel cells are expected to penetrate everywhere energy is used - ranging from small handheld devices to supporting entire military bases, hospitals and, ultimately, individual homes. For TMI, this developing market offers far-reaching potential.

         At GenCell Corporation, our bi-polar plate materials are helping to solve some difficult corrosion and electrical performance issues in polymer electrolyte (PEM) fuel cell designs. Clad metal solutions are expected to play a key role in overcoming some of the remaining challenges to fuel cell commercialization. TMI is now actively developing products for all three leading fuel cell technologies: PEM, solid oxide and molten carbonate systems.

Market Growth in Specialty Strip

[PICTURE]

In Asia, skyrocketing demand for digital cameras and photo-capable cellular phones is driving growth in the imaging sensing technologies served by TMI's Cerdip aluminum clad alloys.

[PICTURE]

Our specialty clad materials shown here are the active detection elements in the latest generation dosimeter badges worn by medical professionals to monitor radiation exposure.

[PICTURE]

                      M E T A L  S Y S T E M S  G R O U P

Beryllium Products

         Beryllium products from Brush Wellman are helping to save lives, defend our homeland and national security, and lead the way to new discoveries in the outer reaches of space.

         Our growing share of the aerospace and defense, and medical imaging markets is built on unique products offering unmatched capabilities. Brush materials meet the performance requirements of some of the most demanding end uses imaginable.

         Sales continue to increase across our product range and have been especially strong for AlBeMet(R). Designers and specifiers increasingly rely on this proprietary aluminum beryllium metal matrix composite for its cost savings and ease of fabrication over competitive materials. AlBeMet(R) sales climbed to nearly $11 million in 2003, a 40% increase over 2002 and double the 2001 level.

SNIPER XR

         At nearly 20% of Beryllium Products' sales and gaining each year, precision targeting systems for military aircraft are a key demand generator for our metallic beryllium and AlBeMet(R). These highly accurate systems incorporate forward-looking infrared sensing equipment (FLIRs) to provide fighter pilots with pinpoint identification, tracking and target designation.

         Lockheed Martin Corporation requires our materials for optical mirror and housing components in its Sniper XR next generation targeting system. To meet Lockheed's ramp-up, Brush Wellman will supply materials for approximately 60 Sniper XR FLIR units in 2004. At full production, approximately 100 of the Sniper XR FLIRs will be produced annually.

PUSHING NEW FRONTIERS IN SPACE

         Since the early days of NASA, when beryllium heat shields protected Mercury spacecraft, materials made by Brush Wellman have had a front seat in our nation's extraordinary exploration of space. Beryllium's unique properties -- stiffness, strength, lightweight, temperature resistance and reflectivity - are mission-critical to NASA programs. For Beryllium Products, 2003 was a banner year for our support of the space program.

Soaring to New Heights

[PICTURE]

The impressive feat of landing and deploying two golf cart-sized robotic rovers on the martian surface can be credited in part to the high performance of our AlbeMet(R) materials. The rovers' exploration tools, which also contain AlbeMet(R) materials, have already provided evidence that life on the red planet was once possible.

[PICTURE]

Metallic beryllium and AlbeMet materials, such as those shown here after machining by L.A. Gauge Company, are used in the optical targeting systems of military fighter jets.

         Northrop Grumman Space Technology selected beryllium as the optical system technology for NASA's $825 million James Webb Space Telescope. The selection means approximately $17 million in sales of Brush Wellman's optical grade beryllium over 2004 and 2005, involving $15 million in materials for the Webb Telescope's primary mirror and the remainder for related structures. It also allows us to contribute to one of the most significant peacetime applications of the material.

         The Webb Telescope will help scientists answer fundamental questions about the birth and evolution of galaxies, and the size and shape of the universe. Webb production is now underway at Brush Wellman's Elmore, Ohio facility.

         While the Webb is still years from launch, beryllium materials from Brush Wellman are already sending back breathtaking images from the Spitzer Space Telescope, launched by NASA in August. Most of the telescope is constructed of Brush Wellman beryllium.

BRINGING MARS DOWN TO EARTH

         If the solar system suddenly seems a little smaller following NASA's latest landings on Mars, part of the credit goes to AlBeMet(R). More than 350 structural fittings made of AlBeMet(R) helped to protect NASA's Spirit and Opportunity rovers on their landings, and then served again to unfold the rovers' drive-off ramps. AlBeMet(R) parts are also used in rock exploration tools on both rovers.

ELECTROFUSION - LIFESAVING MEDICAL APPLICATIONS

         The use of beryllium transmission windows in diagnostic medical x-ray equipment continues to drive growth in our Electrofusion Products group. With a sales growth of 11% in 2003 - its best year ever, Electrofusion further strengthened its position as the materials leader for this lifesaving medical imaging application. Beryllium's high transparency to x-rays and its unique combination of good mechanical properties and high thermal conductivity make it a critical component in a number of diagnostic medical technologies.

[BAR CHART]

2001    $ 5.4
2002    $ 7.7
2003    $10.8

with Beryllium Products

High purity beryllium transmission windows from Electrofusion Products play an enabling role in the effectiveness and efficiency of medical imaging components, including this X-ray tube produced by Varian Medical Systems. Varian components are contained within major scanners and x-ray machines throughout the medical field.

[PICUTRE]

COURTESY OF VARIAN MEDICAL SYSTEMS

[PICUTRE]

The 6.5-meter primary mirror assembly of NASA's James Webb Space Telescope will consist of 18 individual hexagonal mirror segments made from Brush Wellman optical grade beryllium. The Webb Telescope will allow scientists to see 10 to 11 billion light years away.

                    M I C R O E L E C T R O N I C S  G R O U P

Williams Advanced Materials

         WAM is strategically positioned to capitalize on consumers' seemingly endless appetites for smaller, smarter and more reliable information storage devices, cellular phones, personal digital assistants (PDAs), portable computers and digital versatile disc (DVD) technology.

         Responding to these rapidly advancing - and increasingly global - high tech innovations, our metal and metal alloy materials are satisfying the most rigorous production requirements of today's major electronic products manufacturers.

SEMICONDUCTORS

         The need for high performing semiconductors is growing at an astounding rate. Some 23 billion integrated circuits were produced in the final quarter of 2003, more than any quarter since 2000. And virtually every high tech device manufactured today needs smaller, more reliable and faster components. To help fill that need, semiconductor manufacturers depend on Williams' solid foundation of experience in electronic packaging and wafer production materials.

         Our semiconductor packaging products allow electronic components to seamlessly function with other critical parts of a device. We are gearing up for additional growth at the "front end" of the semiconductor industry - the silicon semiconductor wafer market - with an offering of sputtering targets, refining and related services. Industry wide, materials sales to this sector were estimated at $750 million in 2003.

         We're now serving 200 millimeter semiconductor wafer fabrication facilities on a global basis and expanding into the growing 300 millimeter copper-interconnect market.

DATA STORAGE

         The proliferation of cellular phones, home digital video, electronic games and the ability to store a lifetime collection of music on a tiny device that fits in a pocket is driving unprecedented expansion in data storage. In fact, industry associations predict 40%-plus growth in the production of hard disk drives (HDD) for use outside of traditional computer platforms.

Meeting the Rising Tide

[PICTURE]

Global semiconductor makers are increasingly turning to Williams for high purity sputtering targets that provide the metallic coatings on semiconductor wafers. WAM is expanding its capabilities in this "front end" of the semiconductor business with sputtering materials to serve the evolving 300 millimeter wafer market.

         Our expertise and technologies allow manufacturers of optical media, HDD components and semiconductor memory devices to meet the materials challenges of this increasingly powerful - but rapidly downsizing technology.

         WAM's innovative PureCON(TM) and ME Grade(TM) line of sputtering materials provide customers with unmatched opportunities to develop new and higher performing target products at lower costs.

         Williams' Sil-X(TM) line grew out of R&D efforts with leading producers of one of today's hottest consumer level technologies, DVD. Disc replicators around the world are lowering costs, improving performance and positioning themselves for the next generation of storage solutions.

WIRELESS AND PHOTONICS

         Williams' wireless and photonics technology materials are supporting the resurging global telecommunications growth. The design technology of wireless communication handsets, cell phones and solid-state lighting devices continues at a relentless pace. WAM's pioneering EvaPRO(TM) thin film vacuum evaporation materials provide the device manufacturers uniformity, reliability and stability to perform under the toughest of environments. Time after time, EVAPro(TM) outperforms other compound semiconductor metallization materials.

         WAM's photonic technology provides a broad array of production materials for optical components, lasers, fiber optics and electro-optics devices of today and those eyed for the future. Microlid(TM) provides device manufacturers a lower-cost alternative for sealing Surface Acoustical Wave (SAW) devices in cellular phones and PDAs. Next generation optical components will incorporate the innovative new Visi-Lid(TM) technology which provides a hermetically sealed component and allows an optical pathway for the device to communicate with other components.

EXTENDING OUR REACH

         In early 2004, through acquisition of our minority partner's interest, we became the sole owner of Williams Advanced Materials Taiwan Co., Ltd., enabling us to more fully serve the key Taiwanese markets and provide a platform for entry into mainland China. Elsewhere in this important region, WAM operates finishing operations in Singapore and Subic Bay, Philippines.

of Technology Growth

[PICTURE]

Williams' thin film and microelectronic packaging products are specified by high technology manufacturing customers worldwide. A large number of the cellular handsets produced today include materials supplied by wam.

[PICTURE]

Williams' VisiLid(TM) optical window assembly technology, as represented in this illustration, hermetically seals microelectronic packages while creating an optical pathway between the device and other electronics in the end product.

Management's Discussion and Analysis

OVERVIEW

         The Company is an integrated producer of engineered materials used in a variety of electrical, electronic, thermal and structural applications. After achieving record sales of $563.7 million in 2000, the Company's sales declined rapidly over the next two years mainly as a result of the collapse of the global telecommunications and computer market. In light of the lower sales volumes, beginning in 2001, the Company implemented various programs to sustain and improve cash flow and to position the Company to return to profitability by broadening its market base, increasing margins, controlling costs, improving working capital utilization and reducing debt.

         Sales rebounded in 2003, growing $28.2 million over 2002, due in part to the Company's efforts to broaden its revenue base by developing new products and expanding its market penetration. Gross margin in turn grew over $25.0 million in 2003 while the operating loss was reduced by $13.5 million. This leverage resulted from a combination of an improved product mix (i.e., an increase in sales of higher margin products), manufacturing efficiencies, cost control and other factors. The manufacturing efficiencies helped to improve the margin contribution rate and the manpower and other cost saving initiatives initially implemented beginning in mid-2001 reduced the 2003 manufacturing overhead by $25.8 million from the 2001 level. Selling, general and administrative expenses and research and development expenses in 2003 were down an additional $8.6 million from the annual expense two years earlier. Cost control programs continued during 2003 and manpower levels by year-end 2003 were 27% lower than the peak level in 2001.

         Working capital utilization improved through a $6.9 million reduction in inventories in 2003 after a $14.8 million reduction in 2002. Buffer inventories have been deployed to allow for faster customer response times and inventory turns have increased over this time period as well. The accounts receivable balance increased in 2003 due to the higher sales, but the average collection period was shorter than at the end of the prior year.

         The working capital, margin and cost improvements allowed the Company to reduce its total outstanding debt, key leases and other off-balance sheet obligations by $24.8 million in 2003 and $36.2 million in 2002. In addition, late in the fourth quarter 2003, the Company refinanced its debt on a long-term basis. The new structure provides increased borrowing capacity and extended maturity dates while lowering the projected financing costs and required cash payments in 2004.

RESULTS OF OPERATIONS

(Millions, except for share data)           2003       2002       2001
                                          --------   --------   --------
Net sales .............................   $  401.0   $  372.8   $  472.6
Operating loss.........................       (9.3)     (22.8)     (14.1)
E.P.S..................................      (0.80)     (2.15)     (0.62)

         Sales of $401.0 million in 2003 grew 8% over sales of $372.8 million in 2002 after having declined 21% in 2002 from sales in 2001. Approximately half of the sales increase in 2003 was due to higher precious metal prices and favorable foreign currency translation effect. For the year, domestic sales grew 3% and international sales grew 19% as the Company aggressively pursued marketing opportunities overseas. Sales in each quarter of 2003 were higher than the comparable quarter in 2002. The lower sales in 2002 as compared to 2001 were caused mainly by the significant decline in demand from the telecommunications and computer market that began in the second quarter 2001 and continued throughout that year. Demand for isolated applications from this key market, which accounted for 35% of sales in 2003, compared to 30% of sales in 2002 and 42% of sales in 2001, increased in the early portion of 2003 while the overall market demand started to show some improvement in the fourth quarter. Sales into the automotive market, after improving slightly in 2002 over 2001, declined slightly in 2003. Sales for defense applications remained strong during this time period, as did sales into the optical media and magnetic head markets. Demand from other key markets, including industrial components and plastic tooling, remained weak through the majority of 2003, although certain sectors started to improve at the end of the year. A portion of the sales growth in 2003 was attributable to market share gains and new product development. Sales from both reportable segments - the Metal Systems Group and the Microelectronics Group (MEG) - improved in 2003 after declining in 2002.

         The sales order backlog entering 2004 was $65.5 million compared to $57.7 million at the beginning of 2003 and $91.1 million at the beginning of 2002. Sales order entry rates improved in the fourth quarter 2003 and early in 2004. Lead times continued to be very short and the Company has made improvements in its manufacturing processes and inventory positions to more quickly respond to customers' needs.

         The gross margin of $73.0 million was 18% of sales in 2003 compared to a gross margin of $47.9 million and 13% of sales in 2002 and $68.0 million and 14% of sales in 2001. Approximately 89% of the sales increase in 2003 flowed through to gross margin. In addition to the increased margin contribution due to the higher sales, gross margin improved due to a favorable product mix, operational improvements on the manufacturing floor, foreign currency translation benefits and manufacturing overhead cost reductions. Margins from both segments improved in 2003 over 2002. The decline in gross margin in 2002 from 2001 was caused by the significant decline in sales volumes offset in part by a favorable product mix and a reduction in manufacturing overhead and inventory valuation adjustments.

         Selling, general and administrative expenses (SG&A) were $68.8 million (17% of sales) in 2003, $61.3 million in 2002 (16% of sales) and $75.3 million (16% of sales) in 2001. Differences in the amounts charged or credited to expense from movements in the legal reserves and insurance recovery accounts caused $4.2 million of the increase in 2003 over 2002 and $6.3 million of the decrease in 2002 from 2001. The Company negotiated legal settlements on various cases involving chronic beryllium disease (CBD) while other cases were dismissed in 2003 and 2002. In addition, the Company has also received several favorable court rulings on its litigation during the last two years. As a result of a court ruling in 2002, the Company increased the recovery portion on insured legal claims that previously were subject to apportionment. Changes in the legal reserve and insurance recoverable charged to SG&A expense were limited to $0.2 million in 2003 while in 2002 changes in the legal reserve and recoverable accounts generated a credit (i.e., reduction to expense) of $4.0 million. In 2001, the comparable expense was $2.3 million.

         In addition to the impact of the legal reserve and recoverable accounts, SG&A expenses were higher in 2003 than 2002 due to an increase in incentive compensation expense, as a result of operational improvements implemented in the year, and an increase in costs under the company-owned life insurance program, while the weaker dollar caused a $1.2 million increase in the translated value of the international subsidiaries' expenses. SG&A expenses in 2003 also included $0.6 million of the $6.0 million one-time charge associated with refinancing the debt in 2003 (as further explained under the Refinancing section). SG&A manpower and other activity levels remained relatively unchanged in 2003 as compared to the latter half of 2002. Cost saving initiatives and manpower reductions (net of severance costs) implemented in the second half of 2001 and in 2002 in response to the decrease in sales volume also served to reduce SG&A expenses in 2002 as compared to 2001. Offsetting a portion of these savings in 2002 was an increase in incentive compensation expense as several operating units achieved their objectives.

         Research and development expenses (R&D) were $4.2 million in 2003, $4.3 million in 2002 and $6.3 million in 2001. R&D expenses were approximately 1% of sales in each of the three years. Overall R&D spending was reduced during the latter half of 2001 as part of the cost reduction initiatives and spending has remained essentially unchanged since that time. Approximately two-thirds of the R&D spending supports the Metal Systems Group and one-third supports the MEG.

         Other-net expense was $9.3 million in 2003, $5.2 million in 2002 and $0.4 million in 2001 as the expense in both 2003 and 2002 included significant one-time items. The 2003 expense included $4.7 million of the $6.0 million refinancing charge as more fully described in the Refinancing section. In 2002, the Company recorded asset impairment charges of $4.4 million in accordance with SFAS No. 144 that are described in further detail in the segment disclosures and Note C to the Consolidated Financial Statements. In addition to the difference in these two charges, other-net expense was higher in 2003 due to a combination of other factors. Foreign exchange losses totaled $0.9 million in 2003 compared to gains of $1.5 million in 2002 with the difference attributable to the decline in the dollar's average value versus the euro, yen and pound sterling in 2003 compared to 2002. The unrealized valuation of the stock-based directors' compensation plan was a $2.0 million swing between years. The valuation, and therefore, the liability to the Company, is based upon the number of shares outstanding and the current stock price; in 2003, the Company recorded an expense of $0.9 million due to the increase in the share price of the Company's stock while in 2002 the Company recorded income of $1.1 million due to the decline in the share price that year. Metal financing fees were $0.6 million lower in 2003 than in 2002, due to a decline in financed inventory on hand, while the bad debt expense as well as changes in the allowance for doubtful accounts was $0.3 million higher in 2003 than in 2002.

         In addition to the asset impairment charge, other-net expense was higher in 2002 than in 2001 as a result of a $0.8 million decline in exchange gains in 2002 compared to 2001, which was offset in part by lower metal financing fees and the elimination of goodwill amortization due to the adoption of SFAS No. 142 in 2002. Other-net also includes amortization of intangible assets, gain or loss on the disposal of fixed assets, cash discounts and other non-operating income and expense items.

         The operating loss was $9.3 million in 2003, a $13.5 million improvement over the $22.8 million loss in 2002. The operating loss was $14.1 million in 2001.

         Interest expense was $3.4 million in 2003 compared to $3.0 million in 2002 and $3.3 million in 2001. Balance sheet debt increased by over $50.0 million due to the purchase of previously leased assets as part of the fourth quarter 2003 refinancing and resulted in an increase in interest expense of approximately $0.4 million. Prior to the refinancing, average debt levels were lower in 2003 than in 2002 and the effective interest rate was slightly higher. The 2002 expense was lower

Management's Discussion and Analysis

than 2001 due to a lower average debt level and a lower effective interest rate. Offsetting a portion of these benefits in 2002 was a $0.5 million decline in interest capitalized in association with long-term capital projects from 2001.

         The loss before income taxes was $12.7 million in 2003, a $13.2 million improvement over 2002. The improvement resulted from the margin contribution on the increase in sales, an increase in margin contribution rate and continued manufacturing overhead control offset in part by higher SG&A expenses and the impact of the one-time charges. The 2002 loss before income taxes of $25.9 million as compared to $17.4 million in 2001 resulted primarily from the lower margins due to the significant drop in sales volumes, partially offset by overhead cost reductions.

         The 2003 income tax expense of $0.6 million included a favorable tax provision of $4.7 million and a deferred tax valuation allowance of $5.3 million while the 2002 expense of $9.7 million included a favorable provision of $10.2 million and a deferred tax valuation allowance of $19.9 million. The 2001 tax benefit was $7.1 million. A valuation allowance was not required for 2001.

         Prior to the recognition of the valuation allowances, tax benefit rates of 37.3%, 39.4% and 40.9% were applied against the loss before income taxes to calculate the favorable tax provisions in 2003, 2002 and 2001, respectively. The effects of percentage depletion and foreign source income were the major causes of the differences between the effective and statutory rates for all three years. The relative impact of percentage depletion and the company-owned life insurance program were the main differences between the 2003 and 2002 effective rates.

         The deferred tax valuation allowances were recorded in 2003 and 2002 in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement requires a company to evaluate its deferred tax assets on its balance sheet for impairment in the event of recent operating losses. This evaluation process is not based upon the specific expiration date of the individual deferrals but rather on the company's ability to demonstrate taxable income that will result in utilization of those assets. As a result of a review in the fourth quarter 2002, the Company determined that the majority of its deferred tax assets were impaired and a valuation allowance was recorded with $19.9 million charged against expense and $7.3 million to other comprehensive income within shareholders' equity. In 2003, the $5.3 million valuation allowance offset the deferred tax assets that were created by the current year domestic federal and various foreign tax benefits. The 2003 net tax expense of $0.6 million, therefore, represents the provision for state, local and certain other foreign taxes, which were not subject to a valuation allowance. An additional $1.9 million valuation allowance was charged against other comprehensive income in 2003 for deferred tax assets associated with the net charge to equity for the change in derivative fair values and the accrued pension liability. See Note I to the Consolidated Financial Statements.

         As a result of the preceding, the net loss was $13.2 million, or $0.80 per share, in 2003 compared to $35.6 million, or $2.15 per share, in 2002 and $10.3 million, or $0.62 per share, in 2001.

SEGMENT DISCLOSURES

         The Company aggregates its businesses into two reportable segments - the Metal Systems Group and the Microelectronics Group. The parent company and other corporate expenses, as well as the operating results from BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries, are not included in either segment and are shown in the "All Other" column in the segment results contained in Note M to the Consolidated Financial Statements. BEM Services charges a management fee for the services it provides, primarily corporate, administrative and financial oversight, to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced through its Utah operations, to outside customers and to businesses within the Metal Systems Group. The profitability within All Other declined in 2003 as compared to 2002 as a result of the $6.0 million one-time charge associated with the debt refinancing, the $4.2 million difference in movements in the legal reserve, the increase in the company-owned life insurance expense and reduced profitability of Brush Resources primarily due to lower production activity.

METAL SYSTEMS GROUP

 (Millions)                                 2003       2002       2001
                                          --------   --------   --------
Net sales..............................   $  239.4   $  227.9   $  295.7
Operating loss.........................      (16.6)     (37.7)     (20.1)

         The Metal Systems Group is the larger of the Company's reportable segments, accounting for approximately 60% of total sales and almost 70% of total assets. The group consists of Alloy Products, Technical Materials, Inc.
(TMI), a wholly owned subsidiary of the Company, and Beryllium Products. These units manufacture a variety of engineered materials that provide superior performance in demanding applications and compete against beryllium and non-beryllium-containing alloys. The Elmore, Ohio facility manufactures finished goods for Alloy Products and Beryllium Products as well as materials for further processing and sale by other operations within Alloy, Beryllium and TMI. Customers typically use the Company's materials as their raw material input and are also usually one or more tiers removed from the end-use demand generator in a given market. After declining significantly in each of the last two years, primarily as a result of softness in the telecommunications and computer market, sales grew 5% in 2003 over 2002. Sales to external customers by business unit within the Metal Systems Group during the 2001 to 2003 time frame were as follows:

       (Millions)                           2003      2002       2001
                                          -------   --------   --------
Alloy Products.........................   $  162.3   $  151.9   $  217.5
Technical Materials, Inc...............       41.9       44.4       50.5
Beryllium Products.....................       35.2       31.6       27.7
                                          --------   --------   --------
  Total Segment Sales..................   $  239.4   $  227.9   $  295.7
                                          ========   ========   ========

ALLOY PRODUCTS

         Alloy Products, the largest unit within the Company, manufactures and sells copper and nickel-based alloy systems, the majority of which also contain beryllium, and consists of two major product families - strip and bulk products. Strip products, which include thin gauge precision strip and thin diameter rod and wire, provide a combination of high conductivity, high reliability and formability for use as connectors, contacts, switches, relays and shielding. Major markets for strip products include telecommunications and computer, automotive electronics and appliances. Bulk products include plate, rod, bar, tube and other customized forms that, depending upon the application, may provide superior strength, corrosion or wear resistance or thermal conductivity. Applications for bulk products include plastic mold tooling, bearings, bushings, welding rods and telecommunications housing equipment. Alloy Products are manufactured at the Company's facilities in Ohio and Pennsylvania and are distributed worldwide through a network of Company-owned service centers and outside distributors and agents.

         Alloy Products' sales of $162.3 million improved 7% over sales in 2002 while sales of $151.9 million in 2002 were 30% lower than sales in 2001. The improvement in sales in 2003 was due to strip products as sales of bulk products declined during 2003. The strip sales growth was caused by an increase in demand for the higher beryllium-containing and, therefore, higher priced alloys. Underlying volumes of these products improved 22% in 2003 over 2002. Sales of thin diameter rod and wire products also showed double-digit growth in 2003. Bulk sales volumes were 9% lower in 2003 than in 2002.

         The Alloy Products' sales growth in 2003 was in the international markets as domestic sales declined slightly. A portion of this international growth is due to domestic customers shifting manufacturing operations overseas, particularly to Asia. Alloy recently established additional sales and marketing offices in China to augment its existing service centers in Japan and Singapore in order to maintain and grow sales applications in the region. The sales growth also resulted from an increase in market share and the development of various new products. Demand from the telecommunications and computer market was unchanged for the first three quarters of 2003 and then showed some improvements in the fourth quarter. Demand for strip products from the automotive market remained sluggish in 2003. The lower bulk products sales was caused in part by soft demand from the plastic tooling market for the majority of the year (although demand started to improve in the fourth quarter), while demand from the industrial components market declined during 2003. The increased demand from the telecommunications and computer and plastic tooling markets continued into early 2004. Orders for new products, including the non-beryllium-containing ToughMet(R) alloy used in bearing applications in heavy equipment, also showed improvement in late 2003 and early 2004.

         Sales of strip and bulk products both declined significantly in 2002 as compared to 2001. Strip volumes were down 17% and bulk volumes were down 33%. The lower sales were due in large part to the precipitous decline in demand from the telecommunications and computer market that began in the second quarter 2001. Automotive sales of strip products were essentially unchanged in 2002 as compared to 2001. Bulk sales into the undersea telecommunications market, which was the largest market segment for bulk products as recently as 2000, began to decline in the second half of 2001 and were minimal in 2002 due to the severe reduction in the number of new undersea fiber optic line installation projects throughout the world. Bulk product sales for plastic tooling applications also declined in 2002 due in part to customers adjusting their inventory positions.

TECHNICAL MATERIALS, INC.

         TMI manufactures engineered materials systems, including clad inlay and overlay metals, precious and base metal electroplated systems, electron beam welded systems, contour profiled systems and solder-coated metal systems. These specialty strip metal products provide a variety of thermal, electrical or mechanical properties from a surface area or particular section of the material. Major markets for TMI products include telecommunications and computer and automotive electronics while major applications include connectors, contacts and semiconductors.

         TMI sales were $41.9 million in 2003, $44.4 million in 2002 and $50.5 million in 2001. The lower sales in each of the last two years were due to the continued soft demand from the telecommunications and computer market. Automotive sales, which had been relatively unchanged in the prior two years, also softened during the third and fourth quarters of 2003. However, overall sales order entry rates improved in the fourth quarter 2003 over the first nine months of the year and this trend continued into early 2004.

Management's Discussion and Analysis

         Production capacity within the markets served by TMI continued to be transferred from the U.S. to Asia and TMI has aggressively managed its marketing efforts and manufacturing and overhead cost structure in order to profitably position itself to maintain and grow its base business while expanding into new applications and markets. As a result, TMI's profits increased in 2003 over 2002 despite the 6% decline in sales.

BERYLLIUM PRODUCTS

         Beryllium Products manufactures pure beryllium and beryllium aluminum alloys in rod, tube, sheet and a variety of customized forms at the Elmore, Ohio and Fremont, California facilities. These materials are used in applications that require high stiffness and/or low density and they tend to be premium priced due to their unique combination of properties. Defense and government-related applications remain the largest market for Beryllium Products, accounting for approximately two-thirds of sales, while other markets served include automotive, electronics, medical and optical scanning.

         Revenues from Beryllium Products were $35.2 million in 2003, $31.6 million in 2002 and $27.7 million in 2001. Revenues from Beryllium Products have grown for four consecutive years, including annual growth rates of 11% and 14% in 2003 and 2002, respectively. Sales for defense and government-related applications remained strong throughout this period. Several system upgrades for F-16 fighter jets and the new F-22 fighter are two of the largest platforms for Beryllium Products. Sales to the electronics market for acoustic components increased in 2003 over 2002 and represent a commercial growth opportunity for Beryllium Products. Acoustic component sales had declined in 2002 due to customers' excess inventory positions. Performance automotive sales contributed to the sales growth in 2003 and 2002 as well; however, management is uncertain as to the growth prospects for this market in the coming year. In the third quarter 2003, the Company secured a material supply contract for NASA's James Webb Space Telescope program that is anticipated to generate an additional $15.0 million in revenue, the majority of which should be invoiced in the 2004 to 2005 time frame.

METAL SYSTEMS GROSS MARGIN AND EXPENSES

         The gross margin on Metal System sales was $39.5 million (16% of sales) in 2003 compared to $18.0 million (8% of sales) in 2002. The increased sales volume improved the margin contribution by $2.8 million in 2003 as compared to 2002. A favorable product mix, operational improvements and a favorable currency effect increased margins by $12.1 million. The favorable mix resulted primarily from strip products,although TMI and Beryllium Products had mix shifts due to higher margin generating products as well. Operational improvements were made at the Elmore, Ohio facility, including yield and machine utilization rates, and at the TMI facility in Lincoln, Rhode Island, including yields and cost controls. Manufacturing overhead costs and inventory valuation adjustments were $6.6 million lower in 2003 than in 2002, with the majority of savings coming from manpower, supplies and services at the Elmore facility.

         The 2002 gross margin of $18.0 million was $21.1 million lower than the gross margin in 2001. The margin contribution decline due to the lower sales volume in 2002 totaled $30.7 million. An unfavorable product mix, primarily from Alloy Products, combined with a slightly unfavorable currency and copper impact, reduced margins by an additional $6.3 million. Mitigating the impact of these negative factors on margins was a reduction in manufacturing overhead expense and inventory valuation adjustments of $15.9 million. Overhead costs were reduced at all of the Metal Systems Group's manufacturing facilities in response to the lower sales volume. This decrease in overhead in 2002 was net of a $4.7 million increase in rent expense from the off-balance sheet operating lease that was subsequently refinanced in December 2003.

         SG&A, R&D and other-net expenses were $0.5 million higher in 2003 than in 2002 as a result of the foreign currency exchange gain/loss difference and an increase to incentive compensation accruals. SG&A and R&D manpower levels were relatively unchanged for the year. The $0.5 million increase was net of the impact of a one-time asset impairment charge in 2002. The Company determined that the projected cash flow from various assets used in the production of beryllium was less than the carrying value. The assets were written down to their net realizable values and a $3.1 million charge was recorded against other-net expense in the fourth quarter 2002. The equipment has been shut down due to the use of alternative input materials and manufacturing processes. Expenses in 2002 were $3.5 million lower than 2001 as manpower and other cost savings initiatives reduced expenses by $6.6 million in 2002 compared to the prior year, the benefit of which was offset in part by the impairment charge.

         The Metal Systems Group recorded an operating loss of $16.6 million, a $21.1 million improvement over the $37.7 million loss in 2002. The improvement was caused by the additional margin generated by the higher sales, favorable mix, operational efficiencies and manufacturing overhead cost reductions. In 2001, the Metal Systems Group lost $20.1 million.

MICROELECTRONICS GROUP

  (Millions)                                2003       2002       2001
                                          --------   --------   --------
Net sales..............................   $  157.3   $  139.2   $  169.6
Operating profit.......................       12.6        3.8        4.6

         The Microelectronics Group (MEG) includes Williams Advanced Materials Inc. (WAM), a wholly owned subsidiary, and Electronic Products. These businesses manufacture a variety of high quality precision parts that are sold to assemblers and other fabricators of electronic components and equipment. Sales grew 13% in 2003 over 2002 after declining 18% in 2002 from 2001. Operating profit improved by $8.8 million in 2003. Sales to external customers by business unit within the MEG during the 2001 to 2003 time frame were as follows:

  (Millions)                                2003       2002       2001
                                          --------   --------   --------
Williams Advanced Materials Inc........   $  127.8   $  109.1   $  135.3
Electronic Products....................       29.5       30.1       34.3
                                          --------   --------   --------
   Total segment sales.................   $  157.3   $  139.2   $  169.6
                                          ========   ========   ========

WILLIAMS ADVANCED MATERIALS INC.

         WAM manufactures precious, non-precious and specialty metal products at its facilities in New York, California and Asia. Specific products include vapor deposition targets, frame lid assemblies, clad and precious metal preforms, high temperature braze materials and ultra fine wire. Major markets for WAM's products include optical media, magnetic head, electron tube, performance film and the wireless, semiconductor, photonic and hybrid segments of the microelectronics market.

         Sales from WAM were $127.8 million in 2003, $109.1 million in 2002 and $135.3 million in 2001. WAM adjusts its selling prices daily to reflect the current cost of the precious and non-precious metals sold. The cost of the metal is a pass-through to the customer and WAM generates its margin on its fabrication efforts irrespective of the type or cost of the metal used in a given application. Therefore, the cost and mix of metals sold will affect sales but not necessarily the margins generated by those sales. Metal prices increased on average in 2003 over 2002 and the underlying volumes grew 7% compared to a 17% growth in sales. In 2002, a mix shift to lower priced metals as compared to 2001 caused the majority of the decrease in sales, as volumes were only 2% lower than the prior year.

         Sales of vapor deposition targets grew in 2003 from the 2002 level driven by the continued strong end-use demand from the optical media market for digital versatile disks. Demand for targets from the photonics and other segments of the microelectronics market, which was soft and caused a slight overall decline in target sales in 2002, started to improve in the latter part of 2003. Sales of various products into the wireless segment demonstrated improvement in 2003 over 2002. Demand for data storage applications for giant magnetic resistive thin film applications remained strong throughout the 2001 to 2003 time period. Frame lid assembly sales grew in 2003 and in 2002 as a result of acquiring various assets of competitors who exited the market in the second quarter 2001 and the second quarter 2003.

         Due to the precious metal content of many of its products, WAM's customers continuously evaluate alternative lower cost materials and systems and WAM faces stiff competition from other material providers. WAM strives to develop new alloys and products that satisfy its customers' quality, cost and service objectives. A key competitive advantage for WAM is its ability to reclaim precious metals, from its own or customers' scrap, through its in-house refinery. WAM also emphasizes new product and application development in order to keep pace with technological advancements.

ELECTRONIC PRODUCTS

         Electronic Products manufactures beryllia ceramics, electronic packages and circuitry for sale into the telecommunications and computer, medical, electronics, automotive and defense markets. These products provide specific thermal and/or electrical conductivity characteristics and are used as components in a variety of applications, including wireless telecommunications equipment, fiber optics, lasers for medical and other electronic equipment, automotive ignition module systems, satellites and radar systems. Electronic Products are manufactured by Zentrix Technologies Inc. and Brush Ceramic Products, two wholly owned subsidiaries. Sales from Electronic Products were $29.5 million in 2003 compared to $30.1 million in 2002 and $34.3 million in 2001.

         Sales of beryllia ceramics were essentially unchanged in 2003 compared to 2002 after declining in 2002. This is a mature product line with established applications but limited growth opportunities. A temporary disruption in the sales order pattern from the largest ceramics customer during a plant relocation offset mild improvements during 2003. Sales order entry levels for ceramics strengthened in the fourth quarter 2003. Softer demand from the telecommunications and computer market caused the lower sales of ceramics in 2002 as compared to 2001. Sales of electronic packages also declined in each of the last two years due to the slowdown in build rates for telecommunications infrastructure equipment. Sales into the automotive market declined in 2003 after growing in 2002 over 2001. Sales of circuitry, which are manufactured by Circuits Processing Technology, Inc., a wholly owned subsidiary of Zentrix, increased in 2003 due to strengthening defense orders after declining in 2002 due to softer demand for commercial applications.

Management's Discussion and Analysis

MEG GROSS MARGIN AND EXPENSES

         The gross margin on MEG sales was $32.8 million, or 21% of sales, in 2003, compared to $26.4 million, or 19% of sales, in 2002 and $25.6 million, or 15% of sales, in 2001. The margin contribution in 2003 improved by $3.3 million as a result of the increased sales. The product mix effect, as well as operational efficiencies (primarily in Electronic Products), generated an additional $1.6 million in gross margin while manufacturing overhead costs and inventory adjustments were $1.4 million lower in 2003 than in 2002. The $0.8 million margin improvement in 2002 over 2001 resulted from an $8.1 million favorable mix effect, primarily from WAM, combining with a $3.1 million reduction in manufacturing overhead and inventory valuation adjustments to more than offset the reduction in margin contribution from the lower sales volume.

         SG&A, R&D and other-net expenses were $2.4 million lower in 2003 than in 2002 in part due to one-time charges of $1.9 million recorded in 2002. Management determined that the projected cash flow from various assets used by Electronic Products was less than the carrying value. A charge of $1.3 million was recorded in other-net expense to write down the assets to their fair value as determined by an outside appraisal. See Note C to the Consolidated Financial Statements. Expenses in 2002 also included severance costs of $0.6 million as the Company restructured the management of Electronic Products, eliminating various positions and closing two small foreign offices. In addition, expenses were lower in 2003 due to the full-year benefit of the manpower reductions made in 2002. The precious metal financing fee was lower in 2003 than in 2002 as well. Offsetting a portion of these benefits were increased costs to support the WAM sales growth and higher incentive accruals. Expenses were $1.6 million higher in 2002 than in 2001. In addition to the $1.9 million one-time items, WAM's SG&A and R&D expenses grew in 2002 over 2001 while the precious metal financing fee declined by $0.7 million.

         The MEG operating profit was $12.6 million, or 8% of sales, in 2003 compared to $3.8 million, or 3% of sales, in 2002. Improved margins and lower expenses combined to generate the profit improvement. Operating profit for the MEG was $4.6 million, or 3% of sales, in 2001.

INTERNATIONAL SALES AND OPERATIONS

        (Millions)                          2003       2002       2001
                                          --------   --------   --------
From international operations..........   $   89.0   $   71.8   $   86.8
Exports from U.S. operations...........       35.4       32.5       47.5
                                          --------   --------   --------
Total international sales..............   $  124.4   $  104.3   $  134.3
                                          ========   ========   ========
Percent of total net sales.............         31%        28%        28%

         The international sales presented in the preceding table are included in the Metal Systems Group and MEG sales figures previously discussed. The majority of international sales are to the Pacific Rim, Europe and Canada. Sales to the Pacific Rim and Europe showed strong growth in 2003 resulting from a combination of additional market penetration, the relocation of U.S. production to overseas locations, increased market share and a favorable currency exchange effect. Sales into each major region were lower in 2002 than in 2001 with European sales accounting for over 60% of the total fall off.

         International operations include service centers in Germany, England, Japan and Singapore that primarily focus on the distribution of alloy products while providing additional local support to various other businesses within the Company. WAM has finishing operations in Singapore and the Philippines and a small joint venture that was established in Taiwan in 2003. The Company also has branch sales offices in the Republic of China and in Taiwan as well as an established network of independent distributors and agents.

         As is the case domestically, telecommunications and computer and automotive electronics are the largest international markets for the Company's products. Defense applications are not as prevalent overseas while the appliance market for Alloy Products is a more significant market, primarily in Europe, than it is domestically. The Company's market share is smaller in the overseas markets than it is domestically and given the macro-economic growth potential for the international economies, the international markets may present greater long-term growth opportunities for the Company.

         Sales from the international operations are typically denominated in the local currency, particularly in Europe and Japan. Exports from the U.S. and sales from the Singapore operations are predominately denominated in U.S. dollars. Movements in the foreign currency exchange rates will affect the reported translated value of foreign currency-denominated sales while local competition limits the Company's ability to adjust selling prices upwards to compensate for short-term unfavorable exchange rate movements. The dollar was weaker against the euro, yen and sterling over the course of 2003 compared to 2002, resulting in a favorable translation impact on sales of $6.4 million. The dollar was slightly stronger in 2002 than in 2001, resulting in an unfavorable translation impact on sales of $1.1 million in 2002. The Company has a hedge program with the objective of minimizing the impact of fluctuating currency values on its reported results.

LEGAL PROCEEDINGS

         One of the Company's subsidiaries, Brush Wellman Inc., is a defendant in proceedings in various state and federal courts brought by plaintiffs alleging that they have contracted CBD or other lung conditions as a result of exposure to beryllium. Plaintiffs in beryllium cases seek recovery under theories of intentional tort and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium.

         The following table summarizes the associated activity with beryllium cases. Settlement payment and dismissal for a single case may not occur in the same period.

                                                   December 31,
                                            2003      2002        2001
                                          --------   --------   --------
Total cases pending....................         15         33         76
Total plaintiffs (including spouses)...         33         70        193
Number of claims (plaintiffs) filed
  during period ended..................      11(22)       2(4)     19(37)
Number of claims (plaintiffs) settled
  during period ended..................      24(47)    34(107)       2(3)
Aggregate cost of settlements during
  period ended (dollars in thousands)..   $  2,045   $  4,945   $    570
Number of claims (plaintiffs)
  otherwise dismissed..................       5(12)     11(20)     12(31)
Number of claims (plaintiffs)
  voluntarily withdrawn................        0(0)       0(0)       0(2)

         The 2003 data includes five claims that were settled and dismissed late in the fourth quarter 2003, with the settlement payments of $0.9 million scheduled to be made in early 2004. Additional beryllium claims may arise. Management believes that the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of customers or contractors) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. A reserve was recorded for beryllium litigation of $2.9 million at December 31, 2003 and $4.2 million at December 31, 2002. A receivable was recorded of $3.2 million at December 31, 2003 and $4.9 million at December 31, 2002 from the Company's insurance carriers as recoveries for insured claims.

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

         While the Company is unable to predict the outcome of the current or future beryllium proceedings, based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or the cash flow of the Company. However, the Company's results of operations could be materially affected by unfavorable results in one or more of these cases. As of December 31, 2003, two purported class actions were pending.

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

FINANCIAL POSITION

WORKING CAPITAL

         Cash flow from operations totaled $26.3 million in 2003 as depreciation, other non-cash items and changes in working capital items more than offset the net loss of $13.2 million. Cash flow from operations in 2003 was a $10.6 million improvement over the $15.7 million generated in 2002. The cash balance was $5.1 million at December 31, 2003, an increase of $0.7 million for the year, as the balance of the cash generated from operations was used to reduce debt and fund capital expenditures.

         The accounts receivable balance was $55.1 million at year-end 2003, an increase of $7.6 million from year-end 2002. The increase is largely due to the higher sales in the fourth quarter 2003 relative to the fourth quarter 2002 as the days sales outstanding (DSO), a measure of how quickly receivables are collected, improved one day. The DSO improved despite an increase in international sales, which typically take longer to collect. Accounts receivable declined in 2002 as a result of lower sales and a five-day improvement in the DSO.

Management's Discussion and Analysis

         Inventories declined $6.9 million in 2003 to $87.4 million after declining $14.8 million in 2002 as the Company continued to improve its manufacturing efficiencies and inventory utilization in order to improve customer response time and lower its working capital investment. The reduction in inventories in 2002 was net of a $6.0 million increase due to the termination of an off-balance sheet copper financing arrangement in the fourth quarter 2002. Total Metal Systems Group inventory was down 12% on a first-in, first-out (FIFO) valuation basis in 2003. Each unit within the Metal Systems Group lowered its inventories in 2003, with Alloy Products responsible for the largest decline. Alloy inventory pounds declined 15% during the year and were down 50% from their peak levels in 2001. FIFO inventories within the MEG increased 13% as WAM's inventories increased in order to support the higher sales volumes and as a result of higher precious metal prices. Brush Resources also increased its inventory, as ore was mined in excess of current production requirements in order to extract the ore from the existing pits within the allowable safety time frame. Overall inventory turns as of the fourth quarter 2003 improved over the fourth quarter 2002. The majority of the inventory reduction in 2002 was in the Metal Systems Group as MEG inventories declined only slightly.

         Prepaid expenses declined during 2003 mainly due to the collection of a $3.8 million federal income tax refund. The accounts payable balance was $0.9 million higher at year-end 2003 than at year-end 2002 due to higher activity levels. Other liabilities and accruals increased $7.0 million as a result of higher incentive compensation accruals, a change in the fair value of derivative financial instruments, higher interest accruals and other miscellaneous items. Other long-term liabilities of $14.7 million at December 31, 2003 were $2.8 million lower than at December 31, 2002 due to reductions in the legal reserves and changes in the long-term portion of the fair value of derivatives. The Company paid $1.2 million in 2003 for legal settlements, primarily for CBD cases, and received $1.6 million from its insurance carriers as partial reimbursement for the insured portions of claims paid in the current and prior years. In 2002, the Company paid $4.9 million in settlements and recovered $2.3 million from its insurance carriers.

DEPRECIATION AND AMORTIZATION

         Depreciation, amortization and depletion was $19.5 million in 2003 and $20.4 million in 2002. The lower expense in 2003 resulted from the reduced level of capital spending. Amortization of deferred mine development was $1.2 million in 2003 and $0.3 million in 2002. Mine development costs are amortized based upon the units-of-production method as ore is extracted from the pits.

CAPITAL EXPENDITURES

         Capital expenditures for property, plant and equipment and mine development totaled $6.3 million in 2003 compared to $5.4 million in 2002. Spending by the Metal Systems Group totaled $2.8 million in 2003 and $1.9 million in 2002, while the MEG spending totaled $2.9 million in 2003 and $2.4 million in 2002. The majority of the spending was on small infrastructure and other individual projects as in general the Company had sufficient production capacity to meet the level of demand in 2003. The MEG spending included the acquisition of various assets used to manufacture frame lid assemblies from a competitor who exited the market. In addition to the $6.3 million of spending, as part of the December 2003 refinancing, the Company purchased $51.8 million of assets previously held under an operating lease that have been in use at the Elmore facility since 1998 by the Metal Systems Group. Management anticipates that capital expenditures should increase in 2004 over the $6.3 million spent in 2003, but will still be below the level of depreciation.

PENSION LIABILITY

         SFAS No. 87, "Employers' Accounting for Pensions", requires the recognition of a minimum pension liability if the present value of the accumulated benefit obligation is greater than the market value of the pension assets at year end. The market value of the Company's pension assets in its domestic defined benefits plan was $85.8 million while the present value of the accumulated benefit obligation was $95.4 million as of December 31, 2003. The Company, therefore, reduced its minimum pension liability to $9.6 million (in other long-term liabilities) by adjusting the intangible pension asset by $0.6 million in other assets and recording a pre-tax credit of $1.0 million against other comprehensive income, a component of shareholders' equity, in the fourth quarter 2003. The 2003 pension expense, which had increased the minimum liability, was $1.6 million. The Company had initially recorded a $13.6 million charge against other comprehensive income in the fourth quarter 2002 to adjust the carrying value of the recognized pension asset and to establish a minimum pension liability of $9.6 million based upon an asset market value of $78.1 million and an accumulated benefit obligation of $87.7 million at December 31, 2002. During 2003, the fair value of the pension assets increased as the investment earnings exceeded the plan payouts and expenses by $7.7 million while the accumulated benefit obligation increased a similar amount due to a lower discount rate, an additional year of service earned and other actuarial assumptions.

REFINANCING

         The Company refinanced its debt on a long-term basis with the completion of new debt facilities totaling $147.5 million in the fourth quarter 2003. The new financing includes an $85.0 million revolving line of credit secured by the Company's working capital, $20.0 million of term loans secured by real estate and machinery and equipment and a $7.5 million facility secured by certain export accounts receivable. The remaining $35.0 million consists of a subordinated term loan that is secured by a second lien on the Company's working capital, real estate and machinery and equipment and is payable at the end of five years. All of the new debt is variable rate based upon spreads over LIBOR or prime. The new debt provides additional capacity to fund the Company's growth and provides stability through extension of maturity dates. See Note E to the Consolidated Financial Statements.

         Proceeds from the refinancing were used to retire the existing revolving credit agreement that was scheduled to mature in April 2004 and to purchase $51.8 million of leased assets, thereby terminating an existing off-balance sheet lease obligation. The leased assets have been used at the Elmore facility in the manufacture of Alloy strip products since 1998. The $51.8 million purchase price was the notional value of the lease at the time of the purchase, and therefore, while the balance sheet debt increased by $51.8 million as result of this transaction, the Company's total obligations, as defined by debt plus off-balance sheet obligations, were unchanged.

         The refinancing increases the Company's liquidity and available credit lines and the Company anticipates the related expense and repayments in 2004 will be lower than the projected expense and payments under the prior debt and lease structure. Lease payments to be expensed against cost of sales under the terminated lease would have been $10.4 million in 2004. Under the new structure, this expense has been eliminated and replaced by approximately $4.0 million of depreciation expense on the purchased assets. Therefore, cost of sales will be $6.4 million lower and gross margin will be $6.4 million higher in 2004 than it would have been under the prior financing arrangement. The margin improvement will flow through the Metal Systems Group. This benefit will be partially offset by an increase in the amortization of deferred financing fees and higher interest costs due to the increase in debt and changes in the interest rate structure. Based upon the interest rates and debt levels at the time of the refinancing, the increase in these costs are estimated to be $5.0 million in 2004 and, therefore, management estimates that earnings before income taxes in 2004 will improve by $1.4 million as a result of the refinancing. In addition, the increased interest payments plus the required debt repayments in 2004 are estimated to be $5.2 million lower than the 2004 lease payment would have been.

         As a result of the refinancing, the Company recorded a $6.0 million one-time charge in the fourth quarter 2003 to write off deferred costs associated with the prior financing arrangement and to record derivative ineffectiveness on an associated interest rate swap. The Company has an interest rate swap that initially was designated as a hedge of the equipment operating lease payments. With the termination of the lease, the swap no longer qualified for hedge accounting and the $4.6 million unfavorable fair value at the time of the refinancing that previously was deferred into other comprehensive income on the Consolidated Balance Sheet was charged against the other-net expense on the Consolidated Income Statements. The Company kept this swap in place, as its cash flows will serve to hedge a portion of the outstanding variable rate debt even though the swap does not technically qualify for hedge accounting. See Note G to the Consolidated Financial Statements. An additional $0.1 million was recorded against other-net expense for other deferred costs while $0.7 million was recorded against cost of sales and $0.6 million against SG&A expense as part of the $6.0 million charge.

         Debt issuance costs associated with the December 2003 refinancing totaling $6.2 million were deferred and included in other assets on the Consolidated Balance Sheet. The issuance costs included $4.6 million of cash payments and $1.6 million representing the fair value of warrants to purchase 115,000 shares of Company common stock and are being amortized using the effective interest method over the life of the debt.

DEBT AND OFF-BALANCE SHEET OBLIGATIONS

         Total debt on the balance sheet was $99.1 million as of December 31, 2003 compared to $63.5 million as of December 31, 2002. The $35.6 million increase resulted from the $51.8 million purchase of the leased assets and the retirement of an existing off-balance sheet obligation as part of the refinancing partially offset by a $15.8 million reduction paid by cash flow from operations. Short-term debt totaled $13.4 million at year-end 2003 and included $2.1 million borrowed under the new revolving credit agreement, $9.7 million of gold-denominated debt and $0.1 million of foreign currency-denominated debt. The gold loan is designed as a hedge against gold inventory. Short-term debt also includes $1.5 million of the current portion of long-term debt obligations. In addition to the new long-term debt obtained in the fourth quarter, the Company also had an $8.3 million variable rate industrial development bond, a $3.0 million variable rate demand note and a $0.9 million promissory note outstanding at December 31, 2003. The Company was in compliance with all of its debt covenants as of December 31, 2003.

Management's Discussion and Analysis

         In addition to the $99.1 million of balance sheet debt, the Company has an off-balance sheet operating lease with a notional value of $14.4 million that finances a building at the Elmore facility. Annual payments under this lease are $2.3 million. See Note F to the Consolidated Financial Statements for further leasing details.

         The Company maintains a portion of its precious metal inventories on a consignment basis in order to reduce its price exposure. See "Market Risk Disclosures". The notional value of this inventory was $11.5 million at December 31, 2003 and $15.6 million at December 31, 2002. The value of the consigned precious metals declined during 2003 due to inventory reduction efforts and changes in the product mix. The impact of the decrease in quantity on hand was offset in part by higher prices at year-end 2003 than at year-end 2002. Since third parties own the consigned precious metal, its cost is not reflected in the total inventory on the Company's balance sheet. The Company maintained an off-balance sheet financing arrangement with a bank for a portion of its copper-based inventories until it was terminated in the fourth quarter 2002. The Company purchased the copper inventory for $6.0 million from the bank and added it into its balance sheet inventory as the Company determined it was more cost effective to finance these inventories with traditional balance sheet debt.

         A summary of contractual payments under long-term debt agreements, operating leases and material purchase commitments by year is as follows:

                                                     Payments Due In
                              --------------------------------------------------------------
                                                                                      There-
 (Millions)                    Total     2004     2005     2006     2007     2008     after
                              -------   ------   ------   ------   ------   -------   ------
Long-term debt
 repayments................   $  87.2   $  1.5   $  3.5   $  3.5   $  3.5   $  65.6   $  9.6
Elmore building
 lease payments............      18.6      2.3      2.3      2.3      2.3       2.3      7.1
Other operating
 lease payments............      10.5      2.7      1.9      1.3      1.0       1.0      2.6
                              -------   ------   ------   ------   ------   -------   ------
Subtotal
 non-cancelable
 leases....................      29.1      5.0      4.2      3.6      3.3       3.3      9.7
Purchase
 obligations...............      47.7     12.0     11.8     11.9     12.0         -        -
                              -------   ------   ------   ------   ------   -------   ------
Total......................   $ 164.0   $ 18.5   $ 19.5   $ 19.0   $ 18.8   $  68.9   $ 19.3
                              =======   ======   ======   ======   ======   =======   ======

         The new revolving credit agreement, the $35.0 million subordinated loan and the $20.0 million term loans mature in 2008. Management anticipates that new debt agreements will be negotiated prior to the maturation of these agreements in 2008, as warranted. Quarterly installments against the term loans begin in 2004 while annual repayments are also required to be made against other portions of the Company's long-term debt in each of the next five years. See Note E to the Consolidated Financial Statements for additional debt information. The lease payments represent payments under non-cancelable leases with initial lease terms in excess of one year as of December 31, 2003. See Note F to the Consolidated Financial Statements. The purchase obligations include $0.3 million for capital equipment to be acquired in 2004. The balance of the obligations are for raw materials to be acquired under long-term supply agreements. These commitments end in 2007, although the Company has the opportunity to negotiate an extension for one of the agreements. See Note L to the Consolidated Financial Statements.

OTHER

         Management believes that cash flow from operations plus the available borrowing capacity are adequate to support operating requirements, capital expenditures, projected pension plan contributions and remediation projects. The refinanced debt structure provides improved stability in terms of maturity dates and improved flexibility in terms of available credit and covenant structures. The Company's cost control and working capital management efforts have allowed cash flow from operations to remain positive despite the operating losses the last three years, while the capital expenditure limitations and the elimination of the regular dividend in the third quarter 2001 have further helped to reduce cash outlays. The Company's current debt-to-equity ratio, recent operating losses or other financial measures may limit the ability to raise debt financing in excess of the existing revolving credit agreement and other established lines. However, availability under existing unused lines of credit totaled $36.9 million as of December 31, 2003.

         The Company attempts to maintain cash balances at a minimum with any excess cash used to reduce overnight or other short-term borrowings. Cash balances, if any, are invested in high quality, highly liquid investments.

ENVIRONMENTAL

         The Company has an active program of environmental compliance. The Company estimates the probable cost of identified environmental remediation projects and establishes reserves accordingly. The environmental remediation reserve balance was $6.9 million at December 31, 2003 and $7.7 million at December 31, 2002. The reserve was reduced in 2003 for changes in the estimated cost for various projects based on analyses of the projected required remediation effort and payments for current activity. See Note L to the Consolidated Financial Statements.

ORE RESERVES

         The Company's reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately seven percent. Approximately 87% of beryllium in ore is recovered in the extraction process. The Company augments its proven reserves of bertrandite ore through the purchase of imported beryl ore (approximately 4% beryllium), which is also processed at the Utah extraction facility.

         The Company uses computer models to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling can also affect the total ore reserves to some degree. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Proven reserves decreased slightly and probable reserves were unchanged in 2003 while proven reserves decreased and probable reserves increased in 2002. As of 2001, the Company owns, as opposed to leases, approximately 95% of the proven reserves. Based upon average production levels in recent years, proven reserves would last approximately 100 years. Ore reserves classified as possible are excluded from the following table.

                                  2003      2002       2001       2000       1999
                                 -------   -------   --------   --------   --------
Proven bertrandite ore
  reserves at year end
  (thousands of dry tons).....     6,687     6,730      7,270      7,690      7,769
Grade % beryllium.............     0.267%    0.267%     0.268%     0.263%     0.265%

Probable bertrandite ore
  reserves at year end
  (thousands of dry tons).....     3,519     3,519      3,081      3,166      3,081
Grade % beryllium.............     0.232%    0.232%     0.219%     0.217%     0.215%

Bertrandite ore processed
  (thousands of
  dry tons, diluted)..........        41        40         48         84         93

Grade % beryllium, diluted....     0.224%    0.217%     0.224%     0.235%     0.240%

CRITICAL ACCOUNTING POLICIES

         The preparation of financial statements requires the inherent use of estimates and management's judgment in establishing those estimates. The following are the most significant accounting policies used by the Company that rely upon management's judgment.

         ACCRUED LIABILITIES. The Company has various accruals on its balance sheet that are based in part upon management's judgment, including accruals for litigation, environmental remediation and workers' compensation costs. The Company establishes accrual balances at the best estimate determined by a review of the available facts and trends by management and independent advisors and specialists as appropriate. Absent a best estimate, the accrual is established at the low end of the estimated reasonable range in accordance with SFAS No. 5, "Accounting for Contingencies". Accruals are only established for identified and/or asserted claims; future claims, therefore, could give rise to increases to the accruals. The accruals are adjusted as the facts and circumstances change. The accruals may also be adjusted for changes in the Company's strategies or regulatory requirements. Since these accruals are estimates, the ultimate resolution may be greater or less than the established accrual balance for a variety of reasons, including court decisions, additional discovery, inflation levels, cost control efforts and resolution of similar cases. Changes to the accruals would then result in an additional charge or credit to income. See Note L to the Consolidated Financial Statements.

         The accrued legal liability only includes the estimated indemnity cost, if any, to resolve the claim through a settlement or court verdict. The legal defense costs are not included in the accrual and are expensed in the period incurred, with the level of expense in a given year affected by the number and types of claims the Company is actively defending. Certain legal claims are subject to partial or complete insurance recovery. The accrued liability is recorded at the gross amount of the estimated cost and the insurance recoverable, if any, is recorded as a separate asset and is not netted against the liability.

         PENSIONS. The Company has a defined benefit pension plan that covers a large portion of its current and former domestic employees. The Company accounts for this plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Under Statement No. 87, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset or liability and current period income or expense. The actuaries adjust their assumptions to reflect changes in demographics and other factors, including mortality rates and employee turnover, as warranted. The Company periodically reviews other key assumptions, including the expected return on plan assets, the discount rate and the average wage rate increase, against actual results, trends and industry standards and makes adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period.

Management's Discussion and Analysis

         The Company maintained its expected long-term rate of return on plan assets assumption at 9.0% as of December 31, 2003, unchanged from the previous year end. While the Company's pension assets earned well in excess of 9.0% in 2003, the plan under performed this level for several years prior to 2003. However, the Company's long-term experience indicates that a 9.0% return is reasonable. The Company's pension plan investment strategies are governed by a policy adopted by the Retirement Plan Review Committee of the Board of Directors. The future return on pension assets is dependent upon the plan's asset allocation, which changes from time to time, and the performance of the underlying investments. Should the assets earn an average return less than 9.0% over time, in all likelihood the future pension expense would increase. Investment earnings in excess of 9.0% would tend to reduce the future expense. The Company establishes the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed income investments. An increase to the discount rate would reduce the future pension expense and, conversely, a lower discount rate would raise the future pension expense. As of December 31, 2003, the Company elected to use a discount rate of 6.375% compared to a rate of 6.75% as of December 31, 2002. The Company estimates that the change in the discount rate and other actuarial assumptions and valuations combined with the amortization of prior differences between actual and expected results will result in a $1.0 million increase in the net expense from its qualified pension plan in 2004 over 2003 with the 2005 expense estimated to be an additional $1.1 million higher than the 2004 expense. If the expected rate of return assumption was changed by 50 basis points (0.50%) and all other pension assumptions remained constant, the 2004 projected expense would change by approximately $0.5 million. If the December 31, 2003 discount rate were reduced by 25 basis points (0.25%) and all other pension assumptions remained constant, the 2004 pension expense would increase by approximately an additional $0.3 million.

         The $9.6 million additional minimum pension liability recorded as of December 31, 2003 does not by itself indicate that a cash contribution to the plan is required. This liability was recorded according to SFAS No. 87, while cash contributions and funding requirements are governed by ERISA and IRS guidelines. Based upon these guidelines and current assumptions and estimates, the Company anticipates that a cash contribution to the pension plan of approximately $1.7 million may be required in 2004. The inter-relationship of the many factors affecting the plan assets and liabilities makes it difficult to project contributions beyond one year out; however, a contribution may be required in 2005 that is greater than the 2004 projected contribution. The minimum pension liability under SFAS No. 87 will be recalculated at the measurement date (December 31 of each year) and any adjustments to this account and other comprehensive income within shareholders' equity will be recorded at that time accordingly. See Note K to the Consolidated Financial Statements for additional details on the Company's pension plan.

         LIFO INVENTORY. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage, benefit and other cost increases. Therefore, the Company uses the last-in, first-out (LIFO) method for costing the majority of its domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO impact on the income statement in a given year is dependent upon the inflation rate effect on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and the inventory mix and balance. In 2003, the average inflation rate was low and the Company reduced its inventories. As a result, LIFO inventory layers were liquidated that reduced cost of sales by $3.6 million in 2003. However, the cost of various raw materials, including copper and nickel, increased near the end of the fourth quarter 2003 and prices continued to rise in the early portion of 2004.

         DEFERRED TAX ASSETS. The Company records deferred tax assets and liabilities in accordance with SFAS No. 109, "Accounting For Income Taxes". The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. The Company reviews the expiration dates of the deferrals against projected income levels to determine if the deferral will or can be realized. If it is determined that it is not probable a deferral will be realized, a valuation allowance would be established for that item. Certain deferrals, including the alternative minimum tax credit, do not have an expiration date. See Note I to the Consolidated Financial Statements for additional deferred tax details.

         In addition to reviewing the deferred tax assets against their expiration dates, the Company evaluated its deferred tax assets for impairment due to the recent operating losses, as previously described, and recorded valuation allowances of $7.2 million in 2003, with $5.3 million charged to expense and $1.9 million charged to other comprehensive income, and $27.2 million in 2002, with $19.9 million charged to expense and $7.3 million charged to other comprehensive income. Should the Company generate a domestic pre-tax profit in subsequent periods, the valuation allowance will be reversed against the current period domestic federal tax expense, resulting in higher net income and net income per share for that period. Once the Company establishes a trend of consistent actual and projected positive earnings, significant portions or all of the remaining valuation allowance may be reversed back to income. Should the Company generate domestic pre-tax losses in subsequent periods, a domestic federal tax benefit will not be recorded and the valuation allowance recorded against the net deferred tax assets will increase. This will result in a larger net loss and net loss per share for that period versus a comparable period when a favorable tax benefit was recorded. The Company will continue to record tax provisions or benefits as appropriate for state and local taxes and various foreign taxes regardless of the status of this valuation allowance.

         DERIVATIVES. The Company may use derivative financial instruments to hedge its foreign currency, commodity price and interest rate exposures. The Company applies hedge accounting when an effective hedge relationship can be documented and maintained. If a hedge is deemed effective, changes in its fair value are recorded in other comprehensive income until the underlying hedged item matures. If a hedge does not qualify as effective, changes in its fair value are recorded against income in the current period. The Company secures derivatives with the intention of hedging existing or forecasted transactions only and does not engage in speculative trading or holding derivatives for investment purposes. The Company's annual budget and quarterly forecasts serve as the basis for determining forecasted transactions. The use of derivatives is governed by policies established by the Board of Directors. The level of derivatives outstanding may be limited by the availability of credit from financial institutions. See Note G to the Consolidated Financial Statements and the "Market Risk Disclosures" section in this Management's Discussion and Analysis for more information on the Company's derivatives.

MARKET RISK DISCLOSURES

         The Company is exposed to precious metal and commodity price, interest rate and foreign exchange rate differences. While the degree of exposure varies from year to year, the Company's methods and policies designed to manage these exposures have remained fairly consistent. The Company attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivatives. The Company's use of derivatives is governed by policies adopted by the Board of Directors.

         The Company uses gold and other precious metals in manufacturing various MEG and Metal Systems products. To reduce the exposure to market price changes, precious metals are maintained on a consigned inventory basis. The metal is purchased out of consignment when it is ready to ship to a customer as a finished product. The Company's purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the selling price and the price exposure is minimized. The Company maintains a certain amount of gold in its own inventory, which is typically balanced out by having a loan denominated in gold for the same number of ounces. Any change in the market price of gold, either higher or lower, will result in an equal change in the fair value of the asset and liability recorded on the balance sheet.

         The Company is charged a consignment fee by the financial institutions that actually own the precious metals. This fee, along with the interest charged on the gold-denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances the Company will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals used by the Company increase by 15% from the prices on December 31, 2003, the additional pre-tax cost to the Company on an annual basis would be approximately $0.2 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

         The Company also uses base metals, primarily copper, in its production processes. Fluctuations in the market price of copper are passed on to customers in the form of price adders or reductions for the majority of the copper sales volumes. However, when the Company cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. To hedge this exposure, the Company may enter into copper swaps with financial institutions that exchange a variable price of copper for a fixed price. By so doing, the difference between the Company's purchase price and selling price of copper will be a known, fixed value for the quantities covered by the swaps. The Company did not have any copper swaps outstanding as of December 31, 2003, in part due to credit constraints. The notional value of the outstanding copper swaps was $1.8 million as of December 31, 2002.

Management's Discussion and Analysis

         The Company is exposed to changes in interest rates on its debt and cash. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. The Company also uses interest rate swaps to fix the interest rate on variable debt obligations, as it deems appropriate. Excess cash, if any, is typically invested in high quality instruments that mature in seven days or less. The Company had $95.2 million in variable rate debt and variable-to-fixed interest rate swaps with a notional value of $55.9 million outstanding at December 31, 2003. If interest rates were to increase 200 basis points (2.0%) from the December 31, 2003 rates and assuming no changes in debt or cash from the December 31, 2003 levels, the additional annual net expense would be $0.8 million on a pre-tax basis. The calculation excludes any additional expense on fixed rate debt that upon maturity may or may not be extended at the prevailing interest rates.

         The Company's international operations sell products priced in foreign currencies, mainly the euro, yen and sterling, while the majority of these products' costs are incurred in U.S. dollars. The Company is exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin on that sale will be reduced. The Company typically cannot increase the price of its products for short-term exchange rate movements because of its local competition. To minimize this exposure, the Company may purchase foreign currency forward contracts, options and collars. Should the dollar strengthen, the decline in the translated value of the margins should be offset by a gain on the contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge the exposure. The notional value of the outstanding currency contracts was $39.8 million as of December 31, 2003 compared to $26.4 million as of December 31, 2002. If the dollar weakened 10% against all currencies from the December 31, 2003 exchange rates, the increased loss on the outstanding contracts as of December 31, 2003 would reduce pre-tax profits by approximately $4.5 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency-denominated income statement or balance sheet item.

         The Company records the fair values of derivatives on its balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The fair values are determined by financial institutions and represent the market price for the instrument between two willing parties as of the balance sheet dates. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under the statement guidelines. The fair value of the outstanding foreign currency contracts was a liability of $2.9 million at December 31, 2003, indicating that the average hedge rates were unfavorable compared to the actual year-end market exchange rates. The fair value of the interest rate swaps was a loss of $5.3 million as the available interest rates were lower than the rates fixed under the swap contracts. The net derivative loss recorded in other comprehensive income within shareholders' equity was $3.2 million as of December 31, 2003 compared to $7.8 million at December 31, 2002.

OUTLOOK

         Shipment and sales order trends entering 2004 were positive. Key markets for the Company's products, including telecommunications and computer and plastic tooling, showed signs of improvement while other markets, including defense and optical media, remained strong. Shipments for the new James Webb Space Telescope have begun and this will add to the expected revenue growth in 2004. New products from Alloy, TMI and WAM offer realistic opportunities for further growth in 2004. The Company also plans on increasing its international presence in 2004 in efforts to continue to position itself to capture applications in the rapidly changing and growing international markets.

         The Company remains committed to cost control and improving operational efficiencies. The margin improvements generated in 2003 demonstrated the leverage to be gained through increasing yields, optimizing machinery and inventory utilization and various cost control programs. The principles of Lean Six Sigma will continue to be used to help drive further improvements in margins and working capital in 2004.

         Improved profitability combined with working capital management should help to reduce debt in 2004. In addition, the refinanced debt brings stability to the Company's capital structure and provides the borrowing capacity to support the Company's growth.

         The Company made additional progress on its CBD litigation in 2003, reducing the number of outstanding claims without a material impact on cash flows or financial position. The Company is encouraged by this progress but cautions that it is difficult to predict the outcome of the remaining claims or the probability and the potential impact of future claims. The progress made thus far is a testament to the Company's health and safety measures and its investment in worker protection, education and medical research.

Reports of Independent Auditors and Management

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders Brush
Engineered Materials Inc.

         We have audited the accompanying Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2003 and 2002, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

 /s/ Ernst & Young LLP
 ---------------------
Cleveland, Ohio
January 28, 2004

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

        /s/John D. Grampa
       -------------------
         John D. Grampa
         Vice President Finance and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         Portions of the narrative set forth in this document that are not statements of historical or current facts are forward-looking statements. The Company's actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein:

         -        The global economy;

         - The condition of the markets the Company serves, whether defined geographically or by segment, with the major market segments being telecommunications and computer, automotive electronics, optical media, industrial components, aerospace and defense, and appliance;

         - Changes in product mix and the financial condition of customers;

         - The Company's success in implementing its strategic plans and the timely and successful completion of any capital projects;

         - The availability of adequate lines of credit and the associated interest rates;

         - Other financial factors, including cost and availability of materials, tax rates, exchange rates, pension costs, energy costs and the cost and availability of insurance;

         - The uncertainties related to the impact of war and terrorist activities;

         - Changes in government regulatory requirements and the enactment of new legislation that impacts the Company's obligations; and,

         - The conclusion of pending litigation matters in accordance with the Company's expectation that there will be no material adverse effects.

Consolidated Statements of Income

Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands except per share amounts)

                                                         2003         2002          2001
                                                      ----------   -----------   ----------
Net sales..........................................   $  401,046   $   372,829   $  472,569
    Cost of sales .................................      328,008       324,932      404,574
                                                      ----------   -----------   ----------
Gross profit ......................................       73,038        47,897       67,995
    Selling, general and administrative expense....       68,834        61,293       75,315
    Research and development expense...............        4,230         4,265        6,327
    Other - net....................................        9,314         5,184          422
                                                      ----------   -----------   ----------
Operating loss.....................................       (9,340)      (22,845)     (14,069)
    Interest expense...............................        3,355         3,010        3,327
                                                      ----------   -----------   ----------
                           LOSS BEFORE INCOME TAXES      (12,695)      (25,855)     (17,396)

Minority interest..................................          (45)            -            -
Income taxes (benefit):
   Currently payable...............................          855        (8,018)        (755)
   Deferred.........................................        (279)       17,767       (6,367)
                                                      ----------   -----------   ----------
                                                             576         9,749       (7,122)
                                                      ----------   -----------   ----------
                                           NET LOSS   $  (13,226)  $   (35,604)  $  (10,274)
                                                      ==========   ===========   ==========
Net loss per share of common
stock - basic and diluted..........................   $    (0.80)  $     (2.15)    $  (0.62)
                                                      ==========   ===========   ==========
Weighted average number of shares of
common stock outstanding...........................   16,562,864    16,557,388   16,518,691

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

                                                                                      2003          2002        2001
                                                                                   ----------    ----------   --------
Cash flows from operating activities:
Net loss........................................................................   $  (13,226)   $  (35,604)  $(10,274)

Adjustments to reconcile net loss to net cash provided from operating activities:
  Depreciation, depletion and amortization......................................       19,503        20,356     20,944
  Amortization of mine development..............................................        1,228           284        665
  Impairment from asset writedown...............................................            -         4,393          -
  Deferred tax (benefit) expense................................................         (279)       17,767     (6,367)
  Derivative financial instruments ineffectiveness..............................        5,054)         (253)       555
  Decrease (increase) in accounts receivable....................................       (6,590)        9,654     36,589
  Decrease (increase) in inventory..............................................        8,646        16,587      5,283
  Decrease (increase) in prepaid and other current assets.......................        4,871        (1,387)       360
  Increase (decrease) in accounts payable and accrued expenses..................        2,308        (3,914)   (29,534)
  Increase (decrease) in interest and taxes payable.............................        1,221        (3,086)    (1,951)
  Increase (decrease) in other long-term liabilities............................         (443)       (7,879)     2,747
  Other - net...................................................................        4,019        (1,229)     3,458
                                                                                   ----------    ----------   --------
                                     NET CASH PROVIDED FROM OPERATING ACTIVITIES       26,312        15,689     22,475

Cash flows from investing activities:
  Payments for purchase of property, plant and equipment........................       (6,162)       (5,248)   (23,130)
  Payments for mine development.................................................         (157)         (166)      (154)
  Purchase of equipment previously held under operating lease...................      (51,846)            -          -
  Proceeds from sale of property, plant and equipment...........................          203           140         16
  Other investments - net.......................................................            -           (57)         -
                                                                                   ----------    ----------   --------
                                           NET CASH USED IN INVESTING ACTIVITIES      (57,962)       (5,331)   (23,268)

Cash flows from financing activities:
  Proceeds from issuance/(repayment) of short-term debt.........................       (9,266)       (1,941)     3,869
  Proceeds from issuance of long-term debt......................................       72,000        12,000     39,446
  Repayment of long-term debt...................................................      (26,034)      (23,000)   (35,500)
  Debt issuance costs...........................................................       (4,636)            -          -
  Issuance of common stock under stock option plans.............................           25             -      1,760
  Payments of dividends.........................................................            -             -     (5,967)
                                                                                   ----------    ----------   --------
                           NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES       32,089       (12,941)     3,608

Effects of exchange rate changes on cash and cash equivalents. . . . . . . . . .          266           (74)      (115)
                                                                                   ----------    ----------   --------
                                        NET CHANGE IN CASH AND CASH EQUIVALENTS           705        (2,657)     2,700

                                  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR        4,357         7,014      4,314
                                                                                   ----------    ----------   --------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR   $    5,062    $    4,357   $  7,014
                                                                                   ==========    ==========   ========

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2003 and 2002
(Dollars in thousands)

                                                                                            2003         2002
                                                                                          ---------     ---------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents............................................................   $   5,062     $   4,357
  Accounts receivable (less allowance of $1,427 for 2003, and $1,317 for 2002).........      55,102        47,543
  Inventories..........................................................................      87,396        94,324
  Prepaid expenses.....................................................................       5,454         9,766
  Deferred income taxes................................................................         291           244
                                                                                          ---------     ---------
                                                                   TOTAL CURRENT ASSETS     153,305       156,234
OTHER ASSETS...........................................................................      26,761        25,629
LONG-TERM DEFERRED INCOME TAXES........................................................        704            472

PROPERTY, PLANT, AND EQUIPMENT
  Land.................................................................................       7,284         6,972
  Buildings............................................................................      98,576        97,184
  Machinery and equipment..............................................................     385,505       328,722
  Software.............................................................................      20,008        19,983
  Construction in progress.............................................................       4,691         4,222
  Allowances for depreciation..........................................................    (329,328)     (309,742)
                                                                                          ---------     ---------
                                                                                            186,736       147,341
  Mineral resources....................................................................       5,029         5,029
  Mine development.....................................................................      14,328        14,171
  Allowances for amortization and depletion............................................     (15,247)      (13,997)
                                                                                          ---------     ---------
                                                                                              4,110         5,203
                                                                                          ---------     ---------
                                                     PROPERTY, PLANT, AND EQUIPMENT-NET     190,846       152,544
                                                                                          ---------     ---------
                                                                                          $ 371,616     $ 334,879
                                                                                          =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt......................................................................   $  13,387     $  27,235
  Accounts payable.....................................................................      16,038        15,129
  Salaries and wages...................................................................      17,443        12,043
  Taxes other than income taxes........................................................       2,379         2,883
  Other liabilities and accrued items..................................................      17,544        15,513
  Income taxes.........................................................................       1,373           786
                                                                                          ---------     ---------
                                                              TOTAL CURRENT LIABILITIES      68,164        73,589

OTHER LONG-TERM LIABILITIES............................................................      14,739        17,459
RETIREMENT AND POST-EMPLOYMENT BENEFITS................................................      49,358        48,518
LONG-TERM DEBT.........................................................................      85,756        36,219
MINORITY INTEREST IN SUBSIDIARY........................................................          26             -

SHAREHOLDERS' EQUITY
  Serial preferred stock, no par value; 5,000,000 shares authorized, none issued.......           -             -
  Common stock, no par value; authorized 60,000,000 shares; 22,919,518 issued shares
  (22,917,618 for 2002)................................................................      93,336        93,311
  Common stock warrants................................................................       1,616             -
  Retained income......................................................................     181,156       194,382
                                                                                          ---------     ---------
                                                                                            276,108       287,693
Common stock in treasury, 6,294,128 shares in 2003 (6,281,355 in 2002).................    (105,633)     (105,245)
Other comprehensive income (loss)......................................................     (16,794)      (22,859)
Other equity transactions..............................................................        (108)         (495)
                                                                                          ---------     ---------
TOTAL SHAREHOLDERS' EQUITY                                                                  153,573       159,094
                                                                                          ---------     ---------
                                                                                          $ 371,616     $ 334,879
                                                                                          =========     =========

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands except per share amounts)

                                                                                               Common         Other
                                                             Common              Retained     Stock in    Comprehensive
                                                             Stock    Warrants    Income      Treasury    Income (loss)
                                                           ---------  --------  ---------    ----------  --------------
                             BALANCES AT JANUARY 1, 2001   $  90,743   $    -   $ 244,221    $ (104,887)   $   (1,205)

Net loss ...............................................           -        -     (10,274)            -             -
Foreign currency translation adjustment ................           -        -           -             -        (1,084)
Derivative and hedging activity ........................           -        -           -             -        (2,061)
Comprehensive loss .....................................

Declared dividends $0.24 per share .....................           -        -      (3,961)            -             -
Proceeds from sale of 95,230 shares
 under option plans ....................................       1,530        -           -             -             -
Income tax benefit from employees' stock options .......         230        -           -             -             -
Other equity transactions ..............................         358        -           -           277             -
Forfeiture of restricted stock .........................           -        -           -          (431)            -
                                                           ---------   ------   ---------    ----------    ----------

                           BALANCES AT DECEMBER 31, 2001      92,861        -     229,986      (105,041)       (4,350)

Net loss ...............................................           -        -     (35,604)            -             -
Foreign currency translation adjustment ................           -        -           -             -           832
Derivative and hedging activity ........................           -        -           -             -        (5,778)
Minimum pension liability ..............................           -        -           -             -       (13,563)
Comprehensive loss .....................................

Other equity transactions ..............................         450        -           -           (75)            -
Forfeiture of restricted stock .........................           -        -           -          (129)            -
                                                           ---------   ------   ---------    ----------    ----------

                           BALANCES AT DECEMBER 31, 2002      93,311        -     194,382      (105,245)      (22,859)

Net loss ...............................................           -        -     (13,226)            -             -
Foreign currency translation adjustment ................           -        -           -             -           475
Derivative and hedging activity ........................           -        -           -             -         4,623
Minimum pension liability ..............................           -        -           -             -           967
Comprehensive loss .....................................

Proceeds from sale of 1,900 shares under option plans ..          21        -           -             -             -
Income tax benefit from employees' stock options .......           4        -           -             -             -
Issuance of 115,000 warrants ...........................           -    1,616           -             -             -
Other equity transactions ..............................           -        -           -          (229)            -
Forfeiture of restricted stock .........................           -        -           -          (159)            -
                                                           ---------   ------   ---------    ----------    ----------

                           BALANCES AT DECEMBER 31, 2003   $  93,336   $1,616   $ 181,156    $ (105,633)   $  (16,794)
                                                           =========   ======   =========    ==========    ==========

                                                               Other        Total
                                                             ---------    ---------
                             BALANCES AT JANUARY 1, 2001     $   1,035    $ 229,907

Net loss ...............................................             -      (10,274)
Foreign currency translation adjustment ................             -       (1,084)
Derivative and hedging activity ........................             -       (2,061)
                                                                          ---------
Comprehensive loss .....................................                    (13,419)

Declared dividends $0.24 per share .....................             -       (3,961)
Proceeds from sale of 95,230 shares
 under option plans ....................................             -        1,530
Income tax benefit from employees' stock options .......             -          230
Other equity transactions ..............................          (273)         362
Forfeiture of restricted stock .........................           132         (299)
                                                             ---------    ---------

                           BALANCES AT DECEMBER 31, 2001           894      214,350

Net loss ...............................................             -      (35,604)
Foreign currency translation adjustment ................             -          832
Derivative and hedging activity ........................             -       (5,778)
Minimum pension liability ..............................             -      (13,563)
                                                                          ---------
Comprehensive loss .....................................                    (54,113)

Other equity transactions ..............................        (1,392)      (1,017)
Forfeiture of restricted stock .........................             3         (126)
                                                             ---------    ---------

                           BALANCES AT DECEMBER 31, 2002          (495)     159,094

Net loss ...............................................             -      (13,226)
Foreign currency translation adjustment ................             -          475
Derivative and hedging activity ........................             -        4,623
Minimum pension liability ..............................             -          967
                                                                          ---------
Comprehensive loss .....................................                     (7,161)

Proceeds from sale of 1,900 shares under option plans ..             -           21
Income tax benefit from employees' stock options .......             -            4
Issuance of 115,000 warrants ...........................             -        1,616
Other equity transactions ..............................           359          130
Forfeiture of restricted stock .........................            28         (131)
                                                             ---------    ---------

                           BALANCES AT DECEMBER 31, 2003     $    (108)   $ 153,573
                                                             =========    =========

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION: The Company is a holding company with subsidiaries that have operations in the United States, Western Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer electronics, automotive electronics, optical media, data storage, decorative and performance film, industrial components, aerospace and defense, and appliance. The Company's operations are aggregated into two business segments - the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, frame lid assemblies, other precious and non-precious metal products, ceramics, electronic packages and thick film circuits. The Company is vertically integrated and distributes its products through a combination of company-owned facilities and independent distributors and agents.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     CONSOLIDATION: The Consolidated Financial Statements include the accounts of Brush Engineered Materials Inc. and its subsidiaries. All of the Company's subsidiaries are wholly owned except for an insignificant joint venture in Taiwan established in 2003. Inter-company accounts and transactions are eliminated in consolidation.

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

                                                                                         Years
                                                                                    ---------------
Land improvements .............................................                             5 to 25
Buildings .....................................................                            10 to 40
Leasehold improvements ........................................                       Life of lease
Machinery and equipment .......................................                             3 to 15
Furniture and fixtures ........................................                             4 to 15
Automobiles and trucks ........................................                              2 to 8
Research equipment ............................................                             6 to 12
Computer hardware .............................................                             3 to 10
Computer software .............................................                             3 to 10

     Depreciation expense was $18.6 million in 2003, $19.8 million in 2002, and $19.9 million in 2001. Repair and maintenance costs are expensed as incurred.

     MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units-of-production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

     INTANGIBLE ASSETS: The Company adopted Statement No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002. Under this statement, goodwill and other indefinite-lived intangible assets are no longer amortized, but instead reviewed annually, or more frequently under certain circumstances, for impairment. The Company determined that a goodwill impairment charge was not required upon adoption of the statement or subsequently during 2002 and 2003. The Company had goodwill of $7.9 million on its balance sheet as of December 31, 2003 and 2002. Goodwill amortization expense was $0.3 million in 2001, all of which was recorded by the Microelectronics Group. Intangible assets with finite lives will continue to be amortized. The cost of intangible assets is amortized using the straight-line method over the periods estimated to be benefited, which is generally 20 years or less.

     ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset or asset group would be compared to the carrying amount to determine if a write-down is required. In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The statement amends prior pronouncements and prescribes a uniform approach to accounting for long-lived assets to be held and used, long-lived assets to be disposed of by other than a sale and long-lived assets to be disposed of by sale. The statement was effective January 1, 2002 and had no effect on the Company upon adoption.

     DERIVATIVES: The Company records the changes in the fair values of derivative financial instruments in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes all derivatives on the balance sheet at their fair values. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value, if any, is recognized in earnings immediately. If a derivative is not a hedge, changes in its fair value are adjusted through income.

     ASSET REMOVAL OBLIGATION: The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" in the fourth quarter 2002. Under this statement, a liability must be recorded to recognize the legal obligation to remove an asset at the time the asset is acquired or when the legal liability arises. The liability is recorded for the present value of the ultimate obligation by discounting the estimated future cash flows using a credit-adjusted risk-free interest rate. The liability is accreted over time, with the accretion charged to expense. An asset equal to the fair value of the liability is recorded concurrent with the liability. The asset is then depreciated over the life of the asset. Adoption of this statement did not have a material effect on the Company's results of operations or financial position.

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

     RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform to the 2003 consolidated financial statement presentation.

     NET INCOME PER SHARE: Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

     STOCK OPTIONS: The Company provides a stock incentive plan for eligible employees. See Note H to the Consolidated Financial Statements for further details. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation" and applies the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method proscribed by SFAS No. 123 by amortizing the expense over the options' vesting period, the pro forma net loss and loss per share (E.P.S.) would have been as noted below:

                                                           2003               2002               2001
(Dollars in thousands, except per share data)            --------           --------           --------
Net loss - as reported ........................          $(13,226)          $(35,604)          $(10,274)
Pro forma stock option expense ................            (1,095)            (1,494)            (1,352)
                                                         --------           --------           --------
Net loss - pro forma ..........................          $(14,321)          $(37,098)          $(11,626)
                                                         ========           ========           ========
E.P.S. - as reported ..........................          $  (0.80)          $  (2.15)          $  (0.62)
E.P.S. - pro forma ............................          $  (0.86)          $  (2.24)          $  (0.70)

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

     The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $2.79, $6.40 and $9.10 for 2003, 2002 and 2001, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2003, 2002 and 2001:

                                                     2003            2002            2001
                                                   --------        --------        --------
Risk-free interest rate ................              3.63%           4.52%           5.09%
Dividend yield .........................                 0%              0%           1.40%
Volatility of stock ....................             39.50%          39.60%          36.50%
Expected life of option ................           8 YEARS         8 years         7 years

     NEW PRONOUNCEMENT: The FASB issued FIN 46, "Consolidation of Variable Interest Entities" in January 2003 effective for periods ending subsequent to June 15, 2003 for variable entities for which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The release clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from others. The Company adopted FIN 46 as proscribed and its adoption did not have a material impact on the Company's results of operations or financial position.

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

NOTE B - INVENTORIES

     Inventories in the Consolidated Balance Sheets are summarized as follows:

                                                                       December 31,
                                                                  2003              2002
(Dollars in thousands)                                          --------          --------
Principally average cost:
   Raw materials and supplies ........................          $ 24,990          $ 22,572
   Work in process ...................................            65,212            65,809
   Finished goods ....................................            20,637            29,522
                                                                --------          --------
      Gross inventories ..............................           110,839           117,903

Excess of average cost over LIFO inventory value .....            23,443            23,579
                                                                --------          --------
      Net inventories ................................          $ 87,396          $ 94,324
                                                                ========          ========

     Average cost approximates current cost. Gross inventories accounted for using the LIFO method totaled $73.9 million at December 31, 2003 and $81.8 million at December 31, 2002. The liquidation of LIFO inventory layers in 2003 reduced cost of sales by $3.6 million.

NOTE C - IMPAIRMENT CHARGE

     The Company recorded asset impairment charges of $4.4 million in the fourth quarter 2002 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The impairment charges resulted from the assets' undiscounted projected cash flows being less than their carrying values. The Metal Systems Group wrote off $3.1 million of equipment and related facilities formerly used in the production of beryllium. The equipment has been shut down due to the use of alternate input materials and manufacturing processes. Management does not believe these assets are salable. The Microelectronics Group wrote down equipment and a building $1.3 million from its net book value of $1.9 million to its estimated fair market value of $0.6 million. The fair market value was determined by an appraisal by an independent firm. The equipment was shut down in 2003. The impairment charges were recorded in other-net on the Company's 2002 Consolidated Statement of Income.

NOTE D - INTEREST

     Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the interest incurred, capitalized and paid, as well as the amortization of capitalized interest for 2003, 2002 and 2001.

                                                     2003              2002             2001
(Dollars in thousands)                             -------           -------          -------
Interest incurred .......................          $ 3,269           $ 3,095          $ 3,918
Less capitalized interest ...............              (86)               85              591
                                                   -------           -------          -------
Total expense ...........................          $ 3,355           $ 3,010          $ 3,327
                                                   =======           =======          =======

Interest paid ...........................          $ 2,558           $ 3,162          $ 4,092
                                                   =======           =======          =======

Amortization, included principally
  in cost of sales ......................          $   623           $   716          $   742
                                                   =======           =======          =======

     In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in other assets. The net contract (income) expense, including interest expense recorded in selling, general and administrative expenses, was $1.4 million, ($0.5) million and ($0.3) million in 2003, 2002 and 2001, respectively. The related interest expense was $1.3 million, $1.5 million and $1.4 million, in 2003, 2002 and 2001, respectively.

NOTE E - DEBT

     A summary of long-term debt follows:

                                                                    December 31,
                                                              2003               2002
(Dollars in thousands)                                      --------           --------
Senior Credit Agreement:
  Revolving credit agreement .....................          $ 20,000           $      -
  Senior five-year term note payable
  in installments beginning in 2004 ..............            12,000                  -
  Senior five-year term note payable
  in installments beginning in 2004  .............             8,000                  -
Variable rate demand bonds payable
  in installments beginning in 2005  .............             3,000              3,000
Variable rate promissory note - Utah
  land purchase payable in 20 annual
  installments through 2021 ......................               915                946
Variable rate industrial development
  revenue bonds payable in 2016  .................             8,305              8,305
Revolving credit agreement .......................                 -             24,000
Subordinated five-year term note .................            35,000                  -
                                                            --------           --------
                                                              87,220             36,251
Current portion of long-term debt ................            (1,464)               (32)
                                                            --------           --------
Total ............................................          $ 85,756           $ 36,219
                                                            ========           ========

     Maturities on long-term debt instruments as of December 31, 2003 are as follows:

(Dollars in thousands)
2004 .....................................................          $ 1,464
2005 .....................................................            3,493
2006 .....................................................            3,493
2007 .....................................................            3,493
2008 .....................................................           65,644
Thereafter ...............................................            9,633
                                                                    -------
Total ....................................................          $87,220
                                                                    =======

     In December 2003, the Company refinanced its existing revolving credit agreement and a synthetic operating lease with a new debt structure totaling $147.5 million. The refinancing included a five-year $105.0 million senior secured credit agreement, a five-year $35.0 million subordinated term loan and a $7.5 million Exim line of credit.

     The senior secured credit agreement is with six financial institutions and provides a maximum availability of $105.0 million. It consists of an $85.0 million revolving credit line secured by a portion of the Company's working capital, a $12.0 million term note secured by a portion of the Company's real estate and an $8.0 million term note secured by the Company's machinery and equipment. At December 31, 2003, there was $20.0 million in long-term borrowings outstanding against the revolving credit portion of the agreement at an average rate of 5.00% that is fixed through January 2004, at which time it will be reset according to the terms and options available to the Company under the agreement. The credit agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities. Also at December 31, 2003, there was $20.0 million outstanding on the two term loans at an average rate of 5.35%, which is fixed through March 2004, at which time it will be reset according to the terms and conditions available under the agreement. The term notes are payable in quarterly installments beginning in July 2004 and include a balloon payment upon maturity in 2008.

     The $35.0 million subordinated term note is secured by a second lien on the Company's working capital, real estate and machinery and equipment and is payable in five years with the option to prepay $5.0 million prior to September 2004 without penalty. The interest rate is based on variable prime plus a premium and resets quarterly. To hedge a portion of this variability, the company entered into an interest rate swap that fixed the rate on a notional value of $10.0 million over the life of the note. At December 2003, the Company had $35.0 million in long-term borrowings outstanding on this note at an average effective rate of 14.10%.

     Both the credit agreement and the subordinated term note are subject to restrictive covenants including leverage, fixed charges and capital expenditures. The subordinated term loan restricts the issuance of dividends. The senior credit agreement and the subordinated term note are also secured by a first and second lien on the stock of certain of the Company's direct and indirect subsidiaries.

     The $7.5 million Exim facility is secured by certain foreign accounts receivable of the Company. The interest rate is LIBOR-based plus a premium. There were no outstanding borrowings against this facility at the end of 2003.

     Proceeds from the December 2003 refinancing were used to retire the existing revolving credit agreement and to terminate an off-balance sheet operating lease by purchasing the assets being leased for $51.8 million. See Note F to the Consolidated Financial Statements. Financing fees of $6.2 million associated with the debt refinancing were deferred and are included in other assets on the Consolidated Balance Sheet. The deferred costs are being amortized using the effective interest method over the life of the underlying debt. Included in the $6.2 million deferred financing cost was the fair value of 115,000 warrants for the purchase of the Company's common stock.

     The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

                                                         DECEMBER 31, 2003
                                              Total         Outstanding       Available
                                             -------        -----------       ---------
(Dollars in thousands)
Domestic ..........................          $34,634          $ 2,049          $32,585
Foreign ...........................            4,439              142            4,297
Precious metal ....................            9,732            9,732                -
                                             -------          -------          -------
  Total ...........................          $48,805          $11,923          $36,882
                                             =======          =======          =======

                                                         December 31, 2002
                                              Total         Outstanding       Available
                                             -------        -----------       ---------
(Dollars in thousands)
Domestic ..........................          $16,669          $13,239          $ 3,430
Foreign ...........................           14,713            5,707            9,006
Precious metal ....................            8,257            8,257                -
                                             -------          -------          -------
  Total ...........................          $39,639          $27,203          $12,436
                                             =======          =======          =======

     The domestic line is committed and included in the $85.0 million maximum borrowing under the revolving credit agreement and the $7.5 million Exim facility. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is secured and renewed annually. The average interest rate on short-term debt was 5.50% and 4.50% as of December 31, 2003 and 2002, respectively.

     In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8.3 million in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 0.85% to 1.81% in 2003 and 1.28% to 2.12% during 2002.

     In 1994, the Company refunded its $3.0 million industrial development revenue bonds. The 7.25% bonds were refunded into variable rate demand bonds. The variable rate ranged from 0.78% to 1.65% during 2003 and from 1.15% to 1.95% during 2002. In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the bond. The Company converted the variable rate to a fixed rate of 4.75% under the interest rate swap agreement. This swap matured in 2002.

     The prior revolving credit agreement, as amended, was terminated in December 2003. A portion of the Company's domestic receivables and inventory up to a maximum of $55.0 million secured the agreement. In January and March 2003, this agreement was amended to waive and revise various covenants and to extend the maturity until April 2004. At December 31, 2002, there was $24.0 million in long-term borrowings outstanding at an average interest rate of 4.92%.

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

NOTE F - LEASING ARRANGEMENTS

     The Company leases warehouse and manufacturing space and manufacturing and computer equipment under operating leases with terms ranging up to 14 years. Rent expense amounted to $16.2 million, $17.3 million, and $13.1 million during 2003, 2002, and 2001, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2003 are as follows: 2004 - $5.0 million; 2005 - $4.2 million; 2006 - $3.6 million; 2007 - $3.3 million; 2008 - $3.3 million and thereafter - $9.7 million.

     The Company has an operating lease for one of its major production facilities. This facility is owned by a third party and cost approximately $20.3 million to build. Occupancy of the facility began in 1997. Lease payments for the facility continue through 2011 with options for renewal. The estimated minimum payments are included in the preceding paragraph. The facility lease is subject to certain restrictive covenants including leverage, fixed charges and annual capital expenditures.

     In December 2003, the Company terminated an operating lease for certain equipment located in Elmore, Ohio and purchased the assets for a residual value of $51.8 million as part of the Company's refinancing. See Note E to the Consolidated Financial Statements. This leasing arrangement, which began in 1996, was structured as a synthetic lease, which meant it was an operating lease for financial reporting purposes and a capital lease for federal income tax purposes. Lease payments for the related equipment began in 1999 and continued through the initial lease term expiring in 2001. The Company then exercised its option to renew the lease of the equipment annually for one-year periods and in 2003 purchased the equipment. The 2003 expense for this lease was $9.3 million and is included in the amounts in the above paragraph.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

     The Company is exposed to commodity price, interest rate and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2003 and 2002.

                                                                        DECEMBER 31, 2003          December 31, 2002
                                                                      ---------------------      ---------------------
Asset/(liability)                                                     Notional     Carrying      Notional     Carrying
(Dollars in thousands)                                                 Amount       Amount        Amount       Amount
                                                                      --------     --------      --------     --------
FOREIGN CURRENCY CONTRACTS
 Forward contracts
  Yen ...........................................................     $ 16,242     $   (677)     $  4,344     $    276
  Euro ..........................................................       13,697       (1,307)            -            -
  Sterling ......................................................        3,536         (155)        2,928          (98)
                                                                      --------     --------      --------     --------
    Total .......................................................     $ 33,475     $ (2,139)     $  7,272     $    178
                                                                      ========     ========      ========     ========

 Options
  Yen ...........................................................     $      -     $      -      $  2,420     $    (38)
  Euro ..........................................................        6,290         (749)       16,750       (1,025)
                                                                      --------     --------      --------     --------
    Total .......................................................     $  6,290     $   (749)     $ 19,170     $ (1,063)
                                                                      ========     ========      ========     ========

INTEREST RATE EXCHANGE CONTRACTS
 Floating to fixed ..............................................     $ 55,858     $ (5,314)     $ 50,477     $ (6,665)
COMMODITY PRICE CONTRACTS
 Floating to fixed ..............................................            -            -         1,813           69
SHORT- AND LONG-TERM DEBT .......................................            -      (99,143)            -      (63,454)

     The fair values equal the carrying amounts in the Company's Consolidated Balance Sheets as of December 31, 2003 and 2002. SFAS No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the foreign currency forward contracts and options and the commodity and interest rate contracts was calculated by third parties on behalf of the Company using the applicable market rates at December 31, 2003 and December 31, 2002. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The Company records derivatives in its financial statements in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. Each of the Company's commodity swaps, interest rate swaps and foreign currency derivative contracts have been designated as cash flow hedges as defined under these statements. SFAS No. 133 requires the fair value of outstanding derivative instruments to be recorded on the balance sheet. Accordingly, derivative fair values were included in the balance sheet line items as follows:

                                                                   December 31,
Debit/(credit) balance                                        2003              2002
(Dollars in thousands)                                       -------           -------
Prepaid expenses ..................................          $     -           $   306
Other liabilities and accrued items ...............           (3,952)           (2,147)
Other long-term liabilities .......................           (4,250)           (5,640)
                                                             -------           -------
  Total ...........................................          $(8,202)          $(7,481)
                                                             =======           =======

     The balance sheet classification of the fair values is dependent upon the Company's rights and obligations under each derivative and the remaining term to maturity. Changes in fair values of derivatives are recorded in income or other comprehensive income (loss) (hereafter "OCI") as appropriate under SFAS No. 133 guidelines. A reconciliation of the changes in fair values and other derivative activity recorded in OCI for 2003 and 2002 is as follows:

                                                              2003              2002
(Dollars in thousands)                                       -------           -------
Balance in other comprehensive income
  (loss) at January 1  ............................          $(7,839)          $(2,061)
Changes in fair values and other current
  period activity .................................             (107)           (6,569)
Matured derivatives - charged to expense ..........               95               797
Derivative ineffectiveness-
  (credited)/charged to expense ...................            4,635                (6)
                                                             -------           -------
Balance in other comprehensive income
  (loss) at December 31  ..........................          $(3,216)          $(7,839)
                                                             =======           =======

     One of the Company's interest rate swaps has a notional value of $45.9 million and initially was designated as a hedge of the variable rate portion of an operating lease. As a result of the refinancing in December 2003, as further described in Notes E and F to the Consolidated Financial Statements, that lease was terminated and the $4.6 million cumulative loss previously recorded in OCI that was associated with the swap was charged to expense on the Consolidated Statements of Income as the swap no longer qualified for hedge accounting treatment. The swap remained in place after the refinancing as payments under the swap serve as a hedge against the interest rate payments on the new variable rate debt. However, changes in the fair value of the swap due to movements in the market interest rates from the date of the refinancing going forward will be charged to income or expense in the current period. The majority of the $6.6 million change in fair value and other current period hedging activity in 2002 was caused by a decline in the fair value (an increase to the loss) on this interest rate swap as a result of a decline in interest rates during that year. Hedge ineffectiveness, including amounts charged from OCI and other adjustments to the fair values of derivatives that did not flow through OCI, was a $5.1 million expense in 2003 and a $0.3 million credit in 2002 and was included in other-net expense on the Company's Consolidated Statements of Income. The Company estimates that approximately $3.0 million of the balance in OCI at December 31, 2003 will be charged to income during 2004 as a result of maturing derivatives.

     The Company hedged a portion of its net investment in its Japanese subsidiary using yen-denominated debt until this loan was repaid in December 2003. A net loss of $0.6 million associated with translating this debt into dollars was recorded in the cumulative translation adjustment as of December 31, 2003. This balance will remain in cumulative translation adjustment and will only be charged to income should the Company ever liquidate its investment. The comparable balance in cumulative translation adjustment as of December 31, 2002 was a net loss of $29,000.

FOREIGN EXCHANGE HEDGE CONTRACTS

     The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company's policy limits contracts to maturities of two years or less from the date of issuance. All of the contracts outstanding as of December 31, 2003 are scheduled to mature

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

during 2004. Realized gains and losses on foreign exchange contracts are recorded in other-net on the Consolidated Statements of Income. The total exchange gain/(loss), which includes realized and unrealized losses, was ($0.9) million in 2003, $1.5 million in 2002 and $2.3 million in 2001.

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

     In December 2003, the Company entered into a five-year variable-to-fixed interest rate swap with a $10.0 million notional value designated as a hedge of a portion of its new variable rate debt.

     The Company also has the previously discussed $45.9 million interest rate swap that does not qualify for hedge accounting under the current regulations, but cash payments made or received under this swap will tend to offset changes in the interest payments made on portions of its outstanding variable rate debt not otherwise hedged. The swap matures in 2008 and its notional value declines over time. Gains and losses on this swap were charged to cost of sales over its life until the underlying hedged item, an equipment operating lease, was terminated in December 2003. Gains and losses from that point forward are recorded as derivative ineffectiveness within other-net on the Consolidated Statements of Income.

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

     The Company may use commodity price contracts (i.e., swaps) to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under these swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. The Company's policy limits commodity hedge contracts to maturities of 27 months or less from the original date of issuance. The Company did not have any copper swaps outstanding as of December 31, 2003. While various copper swaps that matured during 2002 were deemed to be effective as defined by SFAS No. 133, all of the swaps outstanding as of December 31, 2002 were deemed to be ineffective. Realized gains and losses on copper swap contracts are recorded in cost of sales on the Consolidated Statements of Income.

NOTE H - CAPITAL STOCK

     In connection with the Company's refinancing agreement dated December 4, 2003, 115,000 $0.01 common stock warrants were issued to the lenders as part of their fee. Holders of the warrants are entitled to redeem them for an equal number of shares of Company common stock. The warrants were recorded as a component of shareholders' equity at their fair value at the time of issuance. The warrants expire December 5, 2008.

     The Company has 5 million shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

     On January 27, 1998 the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of common stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. A total of 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with 100 shares of common stock and will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of common stock. The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

     The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2003, no performance units have been granted.

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

     The 1990 Stock Option Plan for Non-employee Directors (the "1990 Plan") was terminated effective May 7, 1998. The 1997 Stock Incentive Plan for Non-employee Directors replaced the 1990 Plan and provided for a one-time grant of 5,000 options to up to six new non-employee directors who have not yet received options under the 1990 Plan at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire 10 years after the date they were granted. The 1997 Stock Incentive Plan for Non-employee Directors was amended on May 1, 2001. The amendment added 100,000 shares to the Plan and established a grant of up to 2,000 options to each Director annually.

     Stock option, performance restricted share award, performance share award, and restricted share award activities are summarized in the following table:

                                                            2003                       2002                        2001
                                                    --------------------     ------------------------    -----------------------
                                                                Weighted                     Weighted                   Weighted
                                                                 Average                     Average                     Average
                                                                Exercise                     Exercise                   Exercise
                                                      Shares      Price        Shares         Price        Shares         Price
                                                    ---------   --------     ---------       --------    ---------      --------
STOCK OPTIONS
  Outstanding at beginning of year .............    1,394,688    $ 17.82     1,346,568       $ 18.83     1,214,488       $ 17.75
  Granted ......................................      262,800       5.62       256,750         12.17       277,650         22.31
  Exercised ....................................       (1,900)     12.89             -             -       (95,230)        15.11
  Cancelled ....................................     (180,645)     16.76      (208,630)        17.42       (50,340)        17.35
                                                    ---------    -------     ---------       -------     ---------       -------
  Outstanding at end of year ...................    1,474,943      15.78     1,394,688         17.82     1,346,568         18.83
                                                    =========    =======     =========       =======     =========       =======

  Exercisable at end of year ...................    1,231,103      16.78     1,166,908         18.18     1,108,763         18.63
                                                    =========    =======     =========       =======     =========       =======

PERFORMANCE AWARDS
  Allocated at beginning of year ...............            -                        -                      78,000
  Forfeited ....................................            -                        -                     (78,000)
                                                    ---------                ---------                   ---------
  Allocated at end of year .....................            -                        -                           -
                                                    =========                =========                   =========

RESTRICTED AWARDS
  Awarded and restricted at beginning of year ..       77,845                   60,745                      88,183
  Awarded during the year ......................            -                   33,100                      20,000
  Vested .......................................      (26,845)                 (15,700)                    (37,160)
  Forfeited ....................................       (4,050)                    (300)                    (10,278)
                                                    ---------                ---------                   ---------
  Awarded and restricted at end of year ........       46,950                   77,845                      60,745
                                                    =========                =========                   =========

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

     The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the management objectives as outlined in the Plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period. Amounts recorded against selling, general and administrative expense on the Consolidated Statements of Income totaled $0.3 million in 2003, $0.4 million in 2002 and $0.4 million in 2001.

     The following table provides additional information about stock options outstanding as of December 31, 2003:

                              Options Outstanding                Options Exercisable
                     -------------------------------------   --------------------------
                                      Weighted-
                                       average   Weighted-                    Weighted-
                                      Remaining   average                      average
    Range of            Number         Contract   Exercise      Number         Exercise
 Option Prices       Outstanding         Life      Price     Exercisable        Price
---------------      -----------      ---------  ---------   -----------      ---------
$ 5.55 - $ 8.10         257,300          9.15    $    5.62      131,000       $    5.59
$12.15 - $15.06         361,150          6.96        13.15      301,120           13.34
$15.75 - $18.63         484,868          3.59        16.83      467,058           16.87
$20.64 - $23.78         231,050          6.97        22.33      191,350           22.31
$26.44 - $26.72         140,575          4.35        26.71      140,575           26.71
                      ---------          ----    ---------    ---------       ---------
                      1,474,943          5.99    $   15.78    1,231,103       $   16.78
                      =========          ====    =========    =========       =========

     The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2001 is 6.04 years and 6.22 years, respectively. The number of shares available for future grants as of December 31, 2003, 2002 and 2001 is 472,331 shares, 550,986 shares and 631,906 shares, respectively.

NOTE I - INCOME TAXES

     Income (loss) before income taxes and income taxes (benefit) are comprised of the following components, respectively:

(Dollars in thousands)                              2003            2002            2001
                                                  --------        --------        --------
Income (loss) before income taxes:
   Domestic ...............................       $(14,721)       $(24,996)       $(18,035)
   Foreign ................................          2,071            (859)            639
                                                  --------        --------        --------
     Total before income taxes ............       $(12,650)       $(25,855)       $(17,396)
                                                  ========        ========        ========

Income taxes (benefit):
  Current income taxes:
   Domestic ...............................       $    158        $ (8,311)       $ (1,588)
   Foreign ................................            697             293             833
                                                  --------        --------        --------
     Total current ........................            855          (8,018)           (755)

Deferred income taxes:
   Domestic ...............................       $ (5,291)       $ (1,068)       $ (5,785)
   Foreign ................................           (279)         (1,095)           (582)
   Valuation allowance ....................          5,291          19,930               -
                                                  --------        --------        --------
     Total deferred .......................           (279)         17,767          (6,367)

     Total income taxes (benefit) .........       $    576        $  9,749        $ (7,122)
                                                  ========        ========        ========

     The reconciliation of the federal statutory and effective income tax rates follows:

                                          2003         2002         2001
                                         -----        -----        -----
Federal statutory rate .............     (34.0)%      (34.0)%      (34.0)%
State and local income taxes, net
  of federal tax effect ............       0.9          0.5          1.0
Effect of excess of percentage
depletion over cost depletion ......      (7.6)        (2.2)        (3.4)
Company-owned life insurance .......       3.6         (0.6)        (0.4)
Taxes on foreign source income .....      (3.7)        (4.1)        (5.6)
Valuation allowance ................      41.8         77.1            -
Other items ........................       3.5          1.0          1.5
                                         -----        -----        -----
Effective tax rate .................       4.5%        37.7%       (40.9)%
                                         =====        =====        =====

     In accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," the Company recorded a valuation allowance of $5.3 million in 2003 and $19.9 million in 2002 as part of tax expense. In addition, the Company recorded a $1.9 million valuation allowance reduction to OCI in 2003 and $7.3 million in 2002 for deferred tax assets associated with the changes to OCI for the minimum pension liability and derivative and hedging activities. No valuation allowance was required on $1.0 million of net deferred tax assets associated with certain foreign subsidiaries.

     The Company intends to maintain a valuation allowance on the net deferred tax assets until a realization event occurs to support reversal of all or a portion of the reserve.

     Included in current domestic income taxes, as shown in the Consolidated Statements of Income, are $0.2 million, $0.2 million and $0.3 million of state and local income taxes in 2003, 2002 and 2001, respectively.

     The Company had domestic and foreign income tax payments (refunds), of $(3.3) million, $(1.1) million and $0.6 million in 2003, 2002 and 2001, respectively.

     Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31, 2003 and 2002:

                                                          2003            2002
(Dollars in thousands)                                  --------        --------
Post-retirement benefits other than pensions ....       $ 12,072        $ 10,549
Alternative minimum tax credit ..................         10,629          10,629
Other reserves ..................................          2,518           3,018
Environmental reserves ..........................          2,311           2,604
Pensions ........................................          2,416           1,958
Derivative instruments and hedging activities ...          2,051           2,592
Inventory .......................................            495           1,741
Tax credit carryforward .........................          1,851           1,851
Net operating loss carryforward .................         32,232          27,892
Capitalized interest expense ....................            419               -
Miscellaneous ...................................             64             339
                                                        --------        --------
                                                          67,058          63,173
Valuation allowance .............................        (30,793)        (27,207)
                                                        --------        --------
Total deferred tax assets .......................         36,265          35,966
                                                        --------        --------

Depreciation ....................................        (33,060)        (31,545)
Mine development ................................         (2,210)         (2,566)
Capitalized interest expense ....................              -          (1,139)
                                                        --------        --------
Total deferred tax liabilities ..................        (35,270)        (35,250)
                                                        --------        --------
Net deferred tax asset ..........................       $    995        $    716
                                                        ========        ========

     At December 31, 2003, for income tax purposes, the Company had domestic net operating loss carryforwards of $88.1 million, which are scheduled to expire in calendar years 2019 through 2023. The Company also had foreign net operating loss carryforwards for income tax purposes totaling $5.3 million, comprised of $4.7 million that do not expire, and $0.6 million which are scheduled to expire in calendar year 2007.

     At December 31, 2003, the Company had research and experimentation tax credit carryforwards of $1.9 million that are scheduled to expire in calendar years 2008 through 2020.

     A provision has not been made with respect to $8.5 million of unremitted earnings at December 31, 2003 that have been invested by foreign subsidiaries. It is not practical to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

NOTE J - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share (E.P.S.):

                                                        2003                2002               2001
(Dollars in thousands, except for share data)       ------------        ------------        ------------
Numerator for basic and
 diluted E.P.S.:
  Net loss ..................................       $    (13,226)       $    (35,604)       $    (10,274)
Denominator for basic and
 diluted E.P.S.:
  Weighted-average
   shares outstanding .......................         16,562,864          16,557,388          16,518,691
                                                    ------------        ------------        ------------
Basic and diluted E.P.S .....................       $      (0.80)       $      (2.15)       $      (0.62)
                                                    ============        ============        ============

     Under SFAS No. 128, "Earnings per Share," no potential common shares are included in the computation of diluted per-share amounts when a loss from continuing operations exists. Accordingly, dilutive securities have been excluded from the diluted E.P.S. calculation of 109,052 for 2003, 51,337 for 2002 and 131,896 for 2001.

     Options to purchase common stock with exercise prices in excess of the average share price totaling 1,217,643 at December 31, 2003; 1,394,688 at December 31, 2002; and 749,488 at December 31, 2001 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

NOTE K - PENSIONS AND OTHER POST-RETIREMENT BENEFITS

         The obligation and funded status of the Company's domestic defined benefit pension plan, unfunded supplemental retirement plan and retiree medical and life insurance plan are as follows:

                                                                                   Pension Benefits           Other Benefits
                                                                                ----------------------    ----------------------
                                                                                   2003        2002          2003        2002
                                                                                ---------    ---------    ---------    ---------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ...............................         $ 100,821    $  92,878    $  43,453    $  40,220
Service cost ..........................................................             4,116        4,217          274          298
Interest cost .........................................................             6,668        6,425        2,818        2,757
Amendments ............................................................                 -          347            -            -
Actuarial loss ........................................................             4,312        3,920        2,336        3,447
Benefit payments ......................................................            (5,413)      (6,174)      (3,433)      (3,269)
Settlements ...........................................................               (35)        (792)           -            -
                                                                                ---------    ---------    ---------    ---------
Benefit obligation at end of year .....................................           110,469      100,821       45,449       43,453

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ........................            78,086       94,713            -            -
Actual return on plan assets...........................................            13,058      (10,517)           -            -
Employer contributions ................................................                72           64        3,433        3,269
Benefit payments ......................................................            (5,413)      (6,174)      (3,433)      (3,269)
                                                                                ---------    ---------    ---------    ---------
Fair value of plan assets at end of year ..............................            85,803       78,086            -            -
                                                                                ---------    ---------    ---------    ---------

Funded status .........................................................           (24,666)     (22,735)     (45,449)     (43,453)
Unrecognized net actuarial loss .......................................            26,831       26,179       10,826        8,821
Unrecognized prior service cost (benefit) .............................             5,519        6,166         (909)      (1,020)
Unrecognized initial net (asset) obligation ...........................                (1)        (362)           -            -
                                                                                ---------    ---------    ---------    ---------
Net amount recognized .................................................         $   7,683    $   9,248    $ (35,532)   $ (35,652)
                                                                                =========    =========    =========    =========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:
Accrued benefit liability .............................................         $ (10,395)   $ (10,416)   $ (35,532)   $ (35,652)
Intangible asset ......................................................             5,482        6,101            -            -
Accumulated other comprehensive income ................................            12,596       13,563            -            -
                                                                                ---------    ---------    ---------    ---------
Net amount recognized .................................................         $   7,683    $   9,248    $ (35,532)   $ (35,652)
                                                                                =========    =========    =========    =========

ADDITIONAL INFORMATION
Increase in minimum liability included in other comprehensive income..          $    (967)   $  13,563          N/A          N/A

Accumulated benefit obligation for all pension plans .................             96,023       88,280          N/A          N/A

                                                                Pension Benefits                       Other Benefits
                                                      -----------------------------------    -----------------------------------
                                                        2003         2002         2001          2003        2002         2001
                                                      ---------    ---------    ---------    ---------    ---------    ---------
(Dollars in thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost ....................................     $   4,116    $   4,217    $   3,622    $     274    $     298    $     303
Interest cost ...................................         6,668        6,425        6,244        2,818        2,757        2,596
Expected return on plan assets ..................        (9,359)     (10,597)     (10,455)           -            -            -
Amortization of prior service cost (benefit) ....           647          626          672         (112)        (112)        (112)
Amortization of initial net (asset) obligation...          (361)        (412)        (412)           -            -            -
Recognized net actuarial (gain) loss ............           (26)        (113)        (958)         332          105            -
Settlement (gain) ...............................           (48)        (993)           -            -            -            -
Curtailment loss ................................             -            -          570            -            -            -
                                                      ---------    ---------    ---------    ---------    ---------    ---------
Net periodic (benefit) cost .....................     $   1,637    $    (847)   $    (717)   $   3,313    $   3,048    $   2,787
                                                      =========    =========    =========    =========    =========    =========

         The Company recorded a plan curtailment in the fourth quarter 2001 in accordance with SFAS No. 88, "Employers' Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits". The curtailment was required because of the significant reduction in the number of plan participants. The curtailment increased the pension expense in 2001 by $0.6 million and reduced the benefit obligation by $2.4 million at December 31, 2001.

                                                             Pension Benefits                      Other Benefits
                                                  -----------------------------------    -----------------------------------
                                                    2003         2002          2001         2003        2002         2001
                                                  ---------    ---------    ---------    ---------    ---------    ---------
ASSUMPTIONS
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
  BENEFIT OBLIGATIONS AT FISCAL YEAR END
Discount rate ................................        6.375%       6.750%                    6.375%       6.750%
Rate of compensation increase ................        2.750%       2.000%                    2.750%       2.000%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
  NET COST FOR THE FISCAL YEAR
Discount rate ................................        6.750%       7.125%       8.000%       6.750%       7.125%        8.00%
Expected long-term return on plan assets .....        9.000%      10.000%      10.000%         N/A          N/A          N/A
Rate of compensation increase ................        2.000%       5.000%       5.000%       2.000%       5.000%        5.00%

         The Company uses a December 31 measurement date for the above plans.

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

         In 2003, the Company revised the expected long-term rate of return assumption used in calculating the annual expense for its domestic pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The assumed expected rate of return was decreased to 9.0% from 10.0% with the impact being accounted for as a change in estimate.

         Management establishes the expected long-term rate of return assumption by reviewing its historical trends and analyzing the current and projected market conditions in relation to the plan's asset allocation and risk management objectives. Management consults with outside investment advisors and actuaries when establishing the rate and reviews their assumptions with the Retirement Plan Review Committee of the Board of Directors. The actual return on plan assets was 19.7% in 2003 and the 10-year average return as of year-end 2003 was 7.9%. While the current 10-year average is below the 9.0% assumption, primarily due to the poor performance of the U.S. equity markets in the 2000 to 2002 time frame, the 10-year rolling average return was over 10.0% in seven of the last
10 years. Management believes that the 9.0% expected long-term rate of return assumption is achievable and reasonable given current market conditions and forecasts.

         The rate of compensation increase assumption was changed to use a graded assumption beginning at 2% for the 2003 fiscal year and increasing 0.75% per year until it reaches 5% for the 2007 fiscal year and later.

                                                              2003      2002
                                                             ------    ------
ASSUMED HEALTH CARE TREND RATES AT
  FISCAL YEAR END
Health care trend rate assumed for next year ......           8.000%    9.000%
Rate that the trend rate gradually declines to
  (ultimate trend rate) ...........................           6.000%    6.000%
Year that the rate reaches the ultimate
  trend rate ......................................            2008      2008

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                    1-Percentage-Point        1-Percentage-Point
                                         Increase                 Decrease
                                  ----------------------    ----------------------
                                    2003          2002         2003        2002
                                  ---------    ---------    ---------    ---------
(Dollars in thousands)
Effect on total of service and
  interest cost components ...    $     155    $     149    $    (137)   $    (131)
Effect on post-retirement
  benefit obligation .........        2,439        2,297       (2,147)      (2,029)

         On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company sponsors retiree medical programs for certain of its locations and expects that this legislation may eventually reduce the Company's costs for some of these programs. At present, no analysis of the potential reduction in the Company's costs or obligations has been performed as the Company awaits guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Because of various uncertainties related to the Company's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the Financial Accounting Standards Board issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under FSP No. FAS 106-1.

PLAN ASSETS

         The Company's domestic defined benefit pension plan weighted-average asset allocation at fiscal year-end 2003 and 2002 and target allocation are as follows:

                                                    Percentage of Pension
                                                       Plan Assets at
                                       Target          Fiscal Year End
                                     Allocation    ------------------------
                                        Range         2003          2002
                                     ----------    ----------    ----------
ASSET CATEGORY

Equity securities .........               35-75%           73%           75%
Debt securities ...........               10-25%           20%           24%
Real estate ...............                 0-5%            6%            0%
Other .....................                0-10%            1%            1%
                                                   ----------    ----------
  Total ...................                               100%          100%

         The Company's pension plan investment strategy, as approved by the Retirement Plan Review Committee, is to employ an allocation of investments that will generate returns equal to or better than the projected long-term growth of pension liabilities so that the plan will be self-funding. The return objective is to earn a real return (i.e., the actual return less inflation) of 6.0% as measured on a 10-year moving-average basis. The allocation of investments is designed to maximize the advantages of diversification while mitigating the risk to achieve the return objective. Risk is defined as the annual variability in value and is measured in terms of the standard deviation of investment return. Under the Company's investment policies, allowable investments include domestic equities, international equities, fixed income securities, alternative securities (which include real estate and private venture capital investments) and tactical allocation (a mix of equities and bonds). Ranges, in terms of a percentage of the total assets, are established for each allowable class of security. The Company may vary the actual asset mix based on the ratio of the plan assets and liabilities. The investment policy prohibits the use of derivative financial instruments that create or add leverage to an existing security position. Derivatives may be used to hedge an existing security or as a risk reduction strategy. Management reviews the asset allocation on an annual or more frequent basis and makes revisions as deemed necessary.

         None of the plan assets noted above are invested in the Company's common stock.

CASH FLOWS - EMPLOYER CONTRIBUTIONS

         The Company expects to contribute $1.7 million to its pension benefit plans and $3.6 million to its other benefit plans in 2004.

OTHER BENEFIT PLANS

         The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $0.1 million at December 31, 2003 and $0.2 million at December 31, 2002. A corresponding accumulated benefit obligation of $0.1 million at December 31, 2003 and $0.2 million at December 31, 2002 has been recognized as a liability and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded pension and other post-employment arrangements. The liability for these plans was $4.7 million at December 31, 2003 and $3.6 million at December 31, 2002 and was included in retirement and post-employment benefits on the Consolidated Balance Sheet.

         The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contributions were $1.0 million in 2003, $1.0 million in 2002 and $2.5 million in 2001. The Company reduced its matching percentage in half effective with the beginning of the fourth quarter 2001.

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

         Management believes the Company has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of customers) face a lower burden of proof than do the Company's employees, but these cases are generally covered by varying levels of insurance.

         Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $2.9 million at December 31, 2003 and $4.2 million at December 31, 2002. The reserve was reduced in both 2003 and 2002 for settlement payments as well as for changes in estimates for the outstanding claims as a result of favorable rulings and agreements. An asset of $3.2 million was recorded at December 31, 2003 and $4.9 million at December 31, 2002 for recoveries from insurance carriers for outstanding claims that are insured and for prior settlements initially paid directly by the Company to the plaintiff on insured claims. The reserve is included in other long-term liabilities and the recovery is included in other assets on the Consolidated Balance Sheets.

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

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

ENVIRONMENTAL PROCEEDINGS

         The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine ongoing analyses of the remediation sites. Accruals are based upon their analyses and are established at either the best estimate or, absent a best estimate, at the low end of the estimated range of costs. The accruals are revised for the results of ongoing studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The Company established undiscounted reserves for environmental remediation projects of $6.9 million at December 31, 2003 and $7.7 million at December 31, 2002. The current portion of the reserve totaled $0.7 million at December 31, 2003 and was included in other liabilities and accrued items while the remaining $6.2 million of the reserve at December 31, 2003 is considered long-term and is included in other long-term liabilities on the Consolidated Balance Sheet. These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

         The environmental reserve was reduced by $0.6 million in 2003 as a result of revised estimates of the required remediation work and related costs, primarily for RCRA projects, SWMU closure and other projects at the Company's Elmore, Ohio site. Payments against the reserve totaled $0.2 million in 2003. The environmental expense was $0.6 million in 2002. The environmental reserve was reduced by $1.0 million during 2001 as result of a revised cost estimate for an established Voluntary Action Plan and the completion of another project for less than the previously estimated cost. The reserve was increased by $0.7 million in 2001 for various projects at the Elmore site. These items combined for a net credit of $0.3 million to income in 2001.

LONG-TERM OBLIGATION

         The Company has a long-term supply arrangement with Ulba/Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of Connecticut. The agreement was signed in 2000 and amended in 2001 and 2003. Under the amended 2003 agreement, the purchase commitments for copper beryllium master alloy have been significantly reduced from the previous levels. The 2003 amended agreement also added purchase commitments for beryllium vacuum cast billets and extended the contract period to 2012. All materials under the arrangement are sourced from Ulba/Kazatomprom. The annual base purchase commitments total between $5.3 and $5.6 million for 2004 through 2007. The price per pound escalates each year through 2007. A new price will be renegotiated for the years 2008 through 2012. If a new price cannot be agreed to by December 31, 2007, then the material purchases will terminate with the 2008 delivery volumes. The contract allows for the Company to purchase additional quantities of copper beryllium master alloy up to an annual maximum of 150,000 pounds of beryllium contained in the master alloy. The purchase of beryllium vacuum cast billets can be plus or minus 10% of the annual base quantity. Purchases of beryllium-containing materials from Nukem were $3.3 million in 2001 and immaterial in both 2003 and 2002.

         The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and copper beryllium master alloy from the Defense Logistics Agency of the U.S. Government. The agreements expire in 2007. Annual purchase commitments total approximately $6.4 million in 2004 through 2007. The beryllium component of the contract price is adjusted quarterly from these stated totals based upon fluctuations in the non-seasonally adjusted consumer price index. The Company may elect to take delivery of the materials in advance of the commitment dates. Purchases under these agreements totaled approximately $5.7 million in 2003, $3.9 million in 2002 and $6.4 million in 2001. The purchased material will serve as raw material input for operations within Brush Wellman Inc. and Brush Resources Inc.

OTHER

         The Company has outstanding letters of credit totaling $7.1 million related to workers' compensation, consigned precious metal guarantees and environmental remediation issues that expire in 2004.

         The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these other legal or other proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's Consolidated Financial Statements.

NOTE M - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

         Selected financial data by business segment as proscribed by SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," for 2003, 2002 and 2001 are as follows:

                                                                 Metal         Micro-        Total
(Dollars in thousands)                                          Systems     electronics     Segments    All Other      Total
                                                               ---------    -----------    ---------    ---------    ---------
2003
Revenues from external customers .................             $ 239,404    $   157,323    $ 396,727    $   4,319    $ 401,046
Intersegment revenues ............................                 2,414          1,119        3,533       17,994       21,527
Depreciation, depletion and amortization .........                11,250          4,020       15,270        5,461       20,731
Profit (loss) before interest and taxes ..........               (16,590)        12,618       (3,972)      (5,368)      (9,340)
Assets ...........................................               258,958         74,137      333,095       38,521      371,616
Expenditures for long-lived assets ...............                 2,830          2,930        5,760          559        6,319

2002
Revenues from external customers .................             $ 227,884    $   139,180    $ 367,064    $   5,765    $ 372,829
Intersegment revenues ............................                 3,118          1,566        4,684       12,171       16,855
Depreciation, depletion and amortization .........                12,060          3,930       15,990        4,650       20,640
Profit (loss) before interest and taxes ..........               (37,657)         3,845      (33,812)      10,967      (22,845)
Assets ...........................................               223,986         71,832      295,818       39,061      334,879
Expenditures for long-lived assets ...............                 1,930          2,370        4,300        1,114        5,414

2001
Revenues from external customers .................             $ 295,690    $   169,598    $ 465,288    $   7,281    $ 472,569
Intersegment revenues ............................                 2,596          2,066        4,662       12,036       16,698
Depreciation, depletion and amortization .........                12,560          3,780       16,340        5,269       21,609
Profit (loss) before interest and taxes ..........               (20,117)         4,568      (15,549)       1,480      (14,069)
Assets ...........................................               265,371         68,401      333,772       69,881      403,653
Expenditures for long-lived assets ...............                13,031          6,841       19,872        3,412       23,284

Notes to Consolidated Financial Statements

Brush Engineered Materials Inc. and Subsidiaries, December 31, 2003

         Segments are evaluated using earnings before interest and taxes. The "All Other" column includes the operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's and other corporate expenses. BEM Services charges a management fee for the services provided to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced from its mine and extraction mill in Utah, to external customers and to businesses within the Metal Systems Group. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest and the operating assets for Brush Resources Inc. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues. Assets for the Metals Systems Group include the $51.8 million of equipment purchased in 2003 that was previously held under an operating lease.

         The Company's sales from U.S. operations to external customers, including exports, were $311.5 million in 2003, $301.1 million in 2002, and $385.8 million in 2001. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

(Dollars in thousands)         2003           2002          2001
-------------------------    ---------    -----------    ---------
REVENUES
  United States .........    $ 276,668    $   268,548    $ 338,233
  All other .............      124,378        104,281      134,336
                             ---------    -----------    ---------
  Total .................    $ 401,046    $   372,829    $ 472,569
                             =========    ===========    =========

LONG-LIVED ASSETS
  United States .........    $ 185,168    $   147,263    $ 166,126
  All other .............        5,678          5,281        5,170
                             ---------    -----------    ---------
  Total .................    $ 190,846    $   152,544    $ 171,296
                             =========    ===========    =========

         No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE N - RELATED PARTY TRANSACTIONS

         The Company has outstanding loans of $0.4 million with six employees, including two executive officers, as of December 31, 2003. The loan balance was $0.4 million as of December 31, 2002 as well. The loans were made in the first quarter 2002 pursuant to life insurance agreements between the Company and the employees. The portion of the premium paid by the Company is treated as a loan from the Company to the employee and the loans are secured by the insurance policies, which are owned by the employees. The agreements require the employee to maintain the insurance policy's cash surrender value in an amount at least equal to the outstanding loan balance. The loan is payable from the insurance proceeds upon the employee's death or at an earlier date due to the occurrence of specified events. The loans bear an interest rate equal to the applicable federal rate.

NOTE O - OTHER COMPREHENSIVE INCOME

         The following table summarizes the net gain/(loss) by component within other comprehensive income as of December 31, 2003, 2002 and 2001.

                                                       December 31,
                                             2003          2002         2001
                                          ----------    ----------    --------
(Dollars in thousands)
Foreign currency translation
  adjustment .........................    $     (982)   $   (1,457)   $ (2,289)
Change in the fair value of
  derivative financial instruments ...        (3,216)       (7,839)     (2,061)
Minimum pension liability ............       (12,596)      (13,563)          -
                                          ----------    ----------    --------
Total ................................    $  (16,794)   $  (22,859)   $ (4,350)
                                          ==========    ==========    ========

NOTE P - QUARTERLY DATA (UNAUDITED)

    Years ended December 31, 2003 and 2002.

                                                                                            2003
                                                              ----------------------------------------------------------------
                                                               First        Second         Third       Fourth
                                                              Quarter       Quarter       Quarter      Quarter        Total
                                                              --------    ----------    ----------    ----------    ----------
(Dollars in thousands except per share data)

Net sales .........................................           $ 99,518    $  101,805    $   94,156    $  105,567    $  401,046

Gross profit ......................................             17,113        18,864        14,370        22,691        73,038

  Percent of sales ................................               17.2%         18.5%         15.3%         21.5%         18.2%

Net income (loss) .................................             (3,016)           37        (3,060)       (7,187)      (13,226)

Net income (loss) per share of common stock .......              (0.18)            -         (0.18)        (0.43)        (0.80)

Stock price range

  High ............................................               6.15          8.92         10.45         15.60

  Low .............................................               4.80          5.06          7.70         10.20

                                                                                 2002
                                                    ----------------------------------------------------------------
                                                     First        Second        Third        Fourth
                                                    Quarter       Quarter      Quarter       Quarter        Total
                                                    --------    ----------    ----------    ----------    ----------
(Dollars in thousands except per share data)

Net sales .....................................     $ 89,582    $  100,749    $   93,481    $   89,017    $  372,829

Gross profit ..................................       10,254        15,070        12,015        10,558        47,897

  Percent of sales ............................         11.4%         15.0%         12.9%         11.9%         12.8%

Net loss ......................................       (3,834)       (2,049)       (2,906)      (26,815)      (35,604)

Net loss per share of common stock ............        (0.23)        (0.12)        (0.18)        (1.62)        (2.15)

Stock price range

  High ........................................        14.00         13.24         12.20          8.00

  Low .........................................        10.25         11.15          6.98          4.50

         Fourth quarter 2003 results include a $6.0 million pre-tax charge to write off deferred costs and recognize derivative ineffectiveness as a result of the debt refinancing.

Selected Financial Data

Brush Engineered Materials Inc. and Subsidiaries
(Dollars in thousands except for share data)

                                                       2003             2002             2001             2000           1999
                                                   ------------     ------------     ------------     ------------    ------------
FOR THE YEAR
Net sales .....................................    $    401,046     $    372,829     $    472,569     $    563,690    $    455,707
Cost of sales .................................         328,008          324,932          404,574          444,951         363,773
Gross profit ..................................          73,038           47,897           67,995          118,739          91,934
Operating profit (loss) .......................          (9,340)         (22,845)         (14,069)          22,986          10,558
Interest expense ..............................           3,355            3,010            3,327            4,652           4,173
Income (loss) from continuing operations
 Before income taxes ..........................         (12,695)         (25,855)         (17,396)          18,334           6,385
Income taxes (benefit) ........................             576            9,749           (7,122)           4,169             (54)
Net income (loss) .............................         (13,226)         (35,604)         (10,274)          14,165           6,439
Earnings per share of common stock:
  Basic net income (loss) .....................           (0.80)           (2.15)           (0.62)            0.87            0.40
  Diluted net income (loss) ...................           (0.80)           (2.15)           (0.62)            0.86            0.40
Dividends per share of common stock ...........            --               --               0.24             0.48            0.48
Depreciation and amortization .................          20,731           20,640           21,609           22,664          27,037
Capital expenditures ..........................           6,162            5,248           23,130           21,306          16,758
Mine development expenditures .................             157              166              154              332             288

YEAR-END POSITION
Working capital ...............................          85,141           82,645          110,894          143,387         124,831
Ratio of current assets to current liabilities         2.2 to 1         2.1 to 1         2.4 to 1         2.3 to 1        2.3 to 1
Property and equipment:
  At cost .....................................         535,421          476,283          469,663          449,697         440,234
  Cost less depreciation and impairment .......         190,846          152,544          171,296          170,460         170,939
Total assets ..................................         371,616          334,879          403,653          452,506         428,406
Other long-term liabilities ...................          64,097           65,977           62,473           55,454          53,837
Long-term debt ................................          85,756           36,219           47,251           43,305          42,305
Shareholders' equity ..........................         153,573          159,094          214,350          229,907         220,638

Book value per share:
  Basic .......................................            9.27             9.61            12.98            14.11           13.62
  Diluted .....................................            9.21             9.58            12.87            13.98           13.55
Weighted number of shares of stock outstanding:
  Basic .......................................      16,562,864       16,557,388       16,518,691       16,292,431      16,198,885
  Diluted .....................................      16,671,916       16,608,725       16,650,587       16,448,667      16,279,591

Shareholders of record ........................           1,791            1,864            1,981            2,101           2,330
Number of employees ...........................           1,833            1,862            1,946            2,500           2,257

Minority interest of $45,000 decreased the net loss for 2003.

In addition to the capital expenditures shown above, with the proceeds from the debt refinancing in 2003, the Company purchased $51.8 million of assets previously held under an operating lease that have been used by the Company since 1998.

A deferred tax valuation allowance increased income tax expense by $5.3 million and $19.9 million in 2003 and 2002, respectively.

A special charge reduced net income by $16.5 million in 1998.

See Notes to Consolidated Financial Statements.

    1998           1997           1996           1995           1994           1993
------------    -----------    -----------    -----------    -----------    -----------
$    409,892    $   433,801    $   376,279    $   369,618    $   345,878    $   295,478
     325,173        324,463        271,149        268,732        253,938        227,686
      84,719        109,338        105,130        100,886         91,940         67,792
     (10,313)        36,024         34,305         29,086         25,098         10,658
       1,249            553          1,128          1,653          2,071          2,952

     (11,562)        35,471         33,177         27,433         23,027          7,706
      (4,430)         9,874          8,686          6,744          4,477          1,248
      (7,132)        25,597         24,491         20,689         18,550          6,458

       (0.44)          1.58           1.55           1.28           1.15           0.40
       (0.44)          1.56           1.53           1.27           1.15           0.40
        0.48           0.46           0.42           0.36           0.26           0.20
      24,589         19,329         22,954         20,911         19,619         21,720
      36,732         53,155         26,825         24,244         17,214         11,901
         433          9,526          3,663            787            543            814

     100,992        100,599        128,172        125,156        116,708        105,272
    2.1 to 1       2.3 to 1       2.9 to 1       2.9 to 1       2.8 to 1       3.1 to 1

     421,467        463,689        404,127        374,367        350,811        337,342
     164,469        173,622        130,220        121,194        116,763        118,926
     403,690        383,852        355,779        331,853        317,133        293,372
      49,955         48,025         47,271         45,445         43,354         40,663
      32,105         17,905         18,860         16,996         18,527         24,000
     221,811        236,813        219,257        200,302        186,940        172,075

       13.63          14.60          13.84          12.40          11.61          10.70
       13.50          14.41          13.72          12.30          11.57          10.69

  16,267,804     16,214,718     15,846,358     16,159,508     16,102,350     16,087,250
  16,424,747     16,429,468     15,980,481     16,289,795     16,156,159     16,093,696

       2,313          2,329          2,407          2,351          2,521          2,566
       2,167          2,160          1,926          1,856          1,833          1,803

Brush Engineered Materials Inc. Directors, Officers, Facilities and Subsidiaries

BOARD OF DIRECTORS AND
COMMITTEES OF THE BOARD

ALBERT C. BERSTICKER (2), (3), (4)
Non-Executive Chairman
Oglebay Norton Company
Retired Chairman and CEO
Ferro Corporation

GORDON D. HARNETT (2)
Chairman, President and CEO
Brush Engineered Materials Inc.

DAVID H. HOAG (2), (3), (4), (5)
Retired Chairman and CEO
The LTV Corporation

JOSEPH P. KEITHLEY (2), (3), (4), (5)
Chairman, President and CEO
Keithley Instruments, Inc.

WILLIAM B. LAWRENCE (1), (4)
Former Executive Vice President,
General Counsel & Secretary
TRW, Inc.

WILLIAM P. MADAR (2), (3), (4)
Chairman and Former CEO
Nordson Corporation

WILLIAM G. PRYOR (4), (5)
Retired President
Van Dorn Demag Corporation

Former President and CEO
Van Dorn Corporation

N. MOHAN REDDY (1), (4)
Professor
The Weatherhead School of Management
Case Western Reserve University

WILLIAM R. ROBERTSON (1), (4), (5)
Managing Partner
Kirtland Capital Partners

JOHN SHERWIN, JR. (1), (2), (4), (5)
President
Mid-Continent Ventures, Inc.
1 Audit Committee
2 Executive Committee
3 Governance Committee
4 Organization and Compensation
  Committee
5 Retirement Plan Review Committee

CHARLES F. BRUSH, III
Director Emeritus

CORPORATE AND
EXECUTIVE OFFICERS

GORDON D. HARNETT (1), (2)
Chairman, President and CEO

JOHN D. GRAMPA (1), (2)
Vice President Finance
and Chief Financial Officer

DANIEL A. SKOCH (1), (2)
Senior Vice President
Administration

MICHAEL C. HASYCHAK (1)
Vice President, Treasurer and Secretary

JAMES P. MARROTTE (1)
Vice President, Controller

JOHN J. PALLAM (1)
Vice President, General Counsel

GARY W. SCHIAVONI (1)
Assistant Treasurer and Assistant Secretary
1 Corporate Officers
2 Executive Officers

OPERATING GROUPS

Alloy Products
RICHARD J. HIPPLE, PRESIDENT

Beryllium Products
MICHAEL D. ANDERSON, PRESIDENT

Brush International, Inc.
STEPHEN FREEMAN, PRESIDENT

Brush Resources Inc.
ALEX C. BOULTON, PRESIDENT

Technical Materials, Inc.
ALFONSO T. LUBRANO, PRESIDENT

Williams Advanced Materials Inc.
RICHARD W. SAGER, PRESIDENT

Zentrix Technologies Inc.
RICHARD W. SAGER, PRESIDENT

OFFICES AND FACILITIES

MANUFACTURING FACILITIES
Brewster, New York
Buffalo, New York
Delta, Utah
Elmore, Ohio
Fremont, California
Lincoln, Rhode Island
Lorain, Ohio
Newburyport, Massachusetts
Oceanside, California
Reading, Pennsylvania
Santa Clara, California
Singapore
Subic Bay, Philippines
Taipei, Taiwan
Tucson, Arizona
Wheatfield, New York

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

Technical Materials, Inc.
      Lincoln, Rhode Island

Williams Advanced Materials Inc.
      Buffalo, New York

Williams Advanced Materials
Far East Pte Ltd.
      Singapore

Zentrix Technologies Inc.
      Tucson, Arizona

Corporate Data

ANNUAL MEETING

         The Annual Meeting of Shareholders will be held on May 4, 2004 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio.

INVESTOR INFORMATION

         Brush Engineered Materials Inc. maintains an active program of communication with shareholders, securities analysts and other members of the investment community. Management makes regular presentations in major financial centers around the world. To obtain:

     -    additional copies of the annual report

     -    SEC Form 10K/10Q

     Please contact:
              Michael C. Hasychak
              Vice President, Treasurer and Secretary

WEB SITE

         Brush Engineered Materials Inc.'s web site on the Internet offers financial and investor information, news and facts about the Company, its businesses, markets and products. The Company has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics in compliance with applicable New York Stock Exchange and Securities and Exchange Commission requirements. These materials, along with the charters of the Audit, Governance, Organization and Compensation, and Retirement Plan Review Committees of the Company's Board of Directors, which also comply with applicable requirements, are available on the Company's web site.

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

[BRUSH ENGINEERED MATERIALS LOGO]

17876 St. Clair Avenue - Cleveland, Ohio 44110 - 216.486.4200