Form 10-K, Exhibit 13
period 2004-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2005-03-14
CIK 1104657

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

      We are an integrated producer of engineered materials used in a variety of high performance electrical, electronic, thermal and structural applications. Our products are sold into numerous markets, including telecommunications and computer, automotive electronics, magnetic and optical data storage, aerospace/defense and appliance.

      We made significant improvements in our sales and profitability and the overall operating and financial condition of our company in 2004. Sales grew $95.3 million in 2004 over 2003 and have now grown $123.5 million, or 33%, over the last two years. Each of our major product lines contributed to the sales growth in 2004. While the conditions of a number of our end-use markets improved in 2004, approximately one-third of this sales growth resulted from the development of new products and applications and market share gains.

      Gross margin increased in 2004, not only due to the higher level of sales, but to improvements on the shop floor and other factors. Despite a significant increase in the cost of copper, a key raw material for a number of our products, the benefits from improved manufacturing efficiencies, yields and cost control programs helped allow gross margin as a percent of sales to improve to 22% in 2004 from 18% in 2003 and 13% in 2002.

      After reducing employment levels in each of the prior three years in response to lower sales and as part of our cost control programs and improved efficiencies, our employment level increased by 4% in 2004 over 2003, primarily in order to support the higher sales volumes. However, our sales per employee, a measure of cost effectiveness, improved to approximately $260,000 in 2004 from $219,000 in 2003 and $200,000 in 2002.

      Our income before income taxes was $16.7 million in 2004 compared to a loss of $12.7 million in 2003. The 2004 pre-tax earnings also represent a $42.5 million improvement over the loss in 2002.

      Our cash flow from operations of $38.9 million was $12.6 million higher than last year. Accounts receivable and inventory levels increased in 2004 as a result of and in support of the higher sales volumes. However, we continue to make strides in improving the utilization of our working capital investments as evidenced by a shorter average collection period for receivables and improved yields, efficiencies and inventory turns within our various businesses.

      Our balance sheet position was strengthened by the debt refinancing implemented in December 2003 and the share offering in July 2004. Our total debt and key off-balance sheet obligations were reduced by $22.1 million in 2004 (and $103.1 million over the last four years) as a result of the proceeds from the share offering, the cash flow from operations and the favorable repayment provisions in the new debt structure. In addition, our cash balance increased by $44.6 million in 2004. Our debt-to-capital ratio has improved significantly and our balance sheet leverage has been reduced. The new debt structure also provided stability through extended maturities, increased borrowing capacity and revised covenants and other terms.

RESULTS OF OPERATIONS

(Millions, except for share data)              2004        2003          2002
                                            ----------   ---------    ----------

Net sales...............................    $    496.3   $   401.0    $    372.8
Operating profit (loss).................          25.0        (8.9)        (22.6)
Diluted E.P.S...........................          0.85       (0.80)        (2.15)

      Sales of $496.3 million in 2004 grew 24% over sales of $401.0 million in 2003 after sales in 2003 grew 8% over 2002. Sales in each quarter of both 2004 and 2003 were higher than the comparable quarter in the respective prior year. Both domestic and international sales were significantly higher in 2004 compared to 2003, as domestic sales grew 20% over 2003 and international sales grew 32%. In 2003, domestic sales grew 3% while international sales grew 19%.

      The majority of the sales growth in both 2003 and 2004 resulted from improved demand from the telecommunications and computer market. Sales into this market, our largest, accounted for approximately 41% of sales in 2004, 35% of sales in 2003 and 30% of sales in 2002. Sales into the automotive electronics market grew approximately 10% in 2004 after declining in 2003. Sales for aerospace/defense and other government applications also grew in both 2004 and 2003. Shipments under the long-term supply agreement for NASA's James Webb Space Telescope program, which began in 2004 and will continue through 2005, contributed to this growth. Magnetic and optical data storage remained a large, important market for us in 2004. In the latter portion of 2004, demand from various markets softened, which we believe is due to a temporary over-inventory position among our customers and the downstream supply chain. In addition to improvements in the underlying markets, sales in 2004 were affected by the growth in new product sales, including sales of bearing materials into the heavy equipment market, as well as an increase in market share.

      Our sales are affected by metal prices as changes in precious metal and a portion of the changes in base metal prices, primarily copper, may be passed on to our customers. Sales may also be impacted by foreign currency exchange rates, as changes in the value of the dollar relative to the euro, yen and pound sterling will affect the translated value of foreign currency denominated sales. Metal prices were higher in 2004 and 2003 than in the respective prior years while the dollar, on average, weakened against the currencies we sell in during 2004 and 2003. As a result, we estimate that these two factors combined accounted for $19.8 million of the $95.3 million growth in 2004 sales and $13.7 million of the $28.2 million growth in 2003 sales.

      The sales order backlog entering 2005 was $72.9 million, a growth of $7.4 million from the beginning of 2004 as orders received during the year were greater than sales. Orders were higher than sales in the first half of the year, but then slowed down in the second half of 2004. The sales order backlog was $65.5 million at the end of 2003 and $57.7 million at the end of 2002.

      The gross margin was $111.1 million, or 22% of sales in 2004, compared to $73.0 million, or 18% of sales in 2003, and $47.9 million, or 13% of sales in 2002. The higher level of sales was the major cause of the margin improvement in 2004. The change in product mix had a favorable impact on margins; i.e., sales of products that generate higher margins

(14)
increased more than other products. Manufacturing efficiencies improved in 2004 as compared to 2003, particularly in the first half of the year. Margins were also higher in 2004 than in 2003 by $6.0 million as cost of sales in 2003 included lease expense on equipment at the Elmore, Ohio facility; in December 2003, this equipment was purchased with the proceeds from the debt refinancing, thereby eliminating the lease expense but adding depreciation expense. Offsetting a portion of these margin benefits was the negative impact of the higher cost of copper, to the extent that the additional cost could not be passed through to customers, and an increase in other manufacturing overhead expenses. Margins increased in 2003 over 2002 due to the higher sales in that year. In addition, the 2003 margin growth was caused by a favorable product mix, operational improvements on the shop floor, foreign currency translation benefits and manufacturing cost benefits. Approximately 89% of the sales increase in 2003 flowed through to gross margin.

      Selling, general and administrative expenses (SG&A) were $77.3 million (16% of sales) in 2004, $68.8 million (17% of sales) in 2003 and $61.3 million (16% of sales) in 2002. Changes in the incentive compensation expense, as a result of the significant improvement in our profitability in 2004, caused $5.9 million of the increase in SG&A expenses in 2004. The weaker dollar caused a $1.1 million increase in the translated value of the international subsidiaries' expenses in 2004 over 2003. Various sales-related expenses increased in 2004 in support of the higher sales volumes. Additional compliance costs with Section 404 of the Sarbanes-Oxley Act also contributed to the higher expenses in 2004.

      We continue to make progress in reducing our litigation involving chronic beryllium disease over the last three years. Favorable court rulings and settlements have allowed us to reduce our caseload and the associated reserves. As a result of a court ruling in 2002 that we were not party to, we increased the recoverable portion on the outstanding insured legal claims that previously were not considered fully recoverable. The application of this ruling allowed for the potential recovery of the full amount of an insured claim from our carriers in the event of a loss (whether by settlement or verdict) whereas prior to this ruling, the percent of the claim to be recovered was based on the overlap of the insurance coverage period and alleged exposure period. Changes in the legal reserve and insurance recoverable charged to SG&A expense generated a net credit (i.e., a reduction to expense) of $0.3 million in 2004, an expense of $0.2 million in 2003 and a credit of $4.0 million in 2002.

      In addition to changes from the movement in the legal reserves and recoverable accounts, SG&A expenses were higher in 2003 than 2002 due to an increase in incentive compensation expense and an increase in costs under the company-owned life insurance program. The translation impact on the foreign subsidiaries expenses was an unfavorable $1.2 million in 2003. SG&A expenses in 2003 included $0.6 million of the $6.0 million onetime charge associated with refinancing the debt in 2003. See Debt and Off-balance Sheet Obligations. SG&A manpower and other activity levels remained relatively unchanged in 2003 as compared to the latter half of 2002.

      Research and development expenses (R&D) were $4.5 million in 2004, $4.2 million in 2003 and $4.3 million in 2002. R&D expenses were approximately 1% of sales in each of the last three years. Approximately three-fourths of the R&D spending supports the Metal Systems Group and one-fourth supports the Microelectronics Group. R&D efforts are focused on developing new products and applications as well as continuing improvements in our existing products.

      The major components of other-net expense for each of the last three years are as follows:

                                               Income/(Expense)
                                         ----------------------------
(Millions)                                2004      2003       2002
                                         ------   --------    -------
Exchange gains (losses)..............    $ (1.8)  $   (0.9)   $   1.5
Directors' deferred compensation.....      (0.4)      (0.9)       1.1
Environmental reserve adjustment.....       1.0          -          -
Derivative ineffectiveness...........      (0.4)      (5.1)       0.3
Impairment charge....................         -          -       (4.4)
Other items..........................      (2.7)      (2.0)      (3.5)
                                         ------   --------    -------
  Total..............................    $ (4.3)  $   (8.9)   $  (5.0)
                                         ======   ========    =======

      The change from foreign currency exchange gains in 2002 to exchange losses in 2003 and 2004 was due to the weakening of the U.S. dollar against the euro, yen and sterling. The weaker dollar created exchange losses on the foreign currency hedge contracts as they matured; however, the weaker dollar also had a positive impact on the translation of foreign currency denominated sales. The expense on the directors' deferred compensation plan is a function of the outstanding shares in the plan and movements in the market price of our stock. In 2002, the price declined, reducing our liability to the plan and creating income. In 2003 and 2004, the stock price increased, creating an additional expense. The favorable environmental reserve adjustment in 2004 resulted from the sale of property formerly used by one of our subsidiaries whereby the buyer agreed to assume the associated environmental remediation liability. There was no gain or loss recorded on the sale of the property.

      Derivative ineffectiveness represents changes in the fair value of derivative financial instruments that do not qualify for the favorable hedge accounting treatment. As a result of the refinancing in December 2003, an interest rate swap that previously hedged the variable payments on an operating lease no longer qualified for hedge accounting treatment since the lease was terminated. The swap's fair value of a loss of $4.6 million was reversed out of equity and charged against income at that time, accounting for the majority of the ineffectiveness recorded in 2003. All of the ineffectiveness in 2004 was due to changes in the fair value of this swap.

      In 2002, we recorded asset impairment charges of $4.4 million in accordance with Financial Accounting Standards Board (FASB) Statement No. 144 that are described in further detail in the segment disclosures and Note C to the Consolidated Financial Statements.

      Other-net expense also includes metal financing fees, which were $0.1 million higher in 2004 than 2003 and $0.6 million lower in 2003 than 2002, bad debt expense, cash discounts, gains and losses on the sale of fixed assets and other non-operating items.

      Operating profit was $25.0 million in 2004 compared to an operating loss of $8.9 million in 2003 as a result of the higher margins generated by the higher sales and other factors partially offset by higher copper costs and changes in other expenses. The operating loss in 2003 was a $13.7 million improvement over the $22.6 million loss in 2002.

                                                                            (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Interest expense was $8.4 million in 2004, $3.8 million in 2003 and $3.2 million in 2002. Interest expense was higher in 2004 largely as a result of the December 2003 refinancing, as balance sheet debt increased by over $50.0 million due to the purchase of previously leased assets with a portion of the loan proceeds. The average borrowing rate was higher in 2004 than in 2003 and the amortization of deferred financing costs included in interest expense was $1.1 million higher in 2004 than in 2003. The higher interest expense in 2004 partially offsets the gross margin benefit generated by the refinancing previously discussed. A portion of the proceeds from the share issuance in July 2004 was used to reduce debt in the latter portion of 2004, reducing interest expense accordingly. The fourth quarter expense was $0.5 million less than the average quarterly expense from the first two quarters of 2004. Prior to the debt refinancing in December 2003, average debt levels were lower in 2003 than in 2002 and the effective interest rate was slightly higher. The refinancing increased interest expense by approximately $0.4 million in 2003 over 2002.

      Income before income taxes was $16.7 million in 2004 compared to a loss of $12.7 million in 2003 and a loss of $25.9 million in 2002.

      The 2004 income tax expense of $1.1 million included a tax provision of $10.4 million and a reversal of a portion of the deferred tax valuation allowances of $9.3 million. The 2003 income tax expense of $0.6 million included a tax benefit of $4.7 million and a provision for deferred tax valuation allowances of $5.3 million while the 2002 expense of $9.7 million included a tax benefit of $10.2 million and a provision for deferred tax valuation allowances of $19.9 million. In calculating the tax expense or benefit prior to movements in the valuation allowance, the effects of percentage depletion and foreign source income were major causes of the differences between the effective and statutory rates for all three years. The impact of the company-owned life insurance program also caused a significant difference between the effective and statutory rates in 2004 and a more minor difference in 2003 and 2002. See Note I to the Consolidated Financial Statements for a reconciliation of the statutory and effective tax rates.

      The deferred tax valuation allowances were recorded in 2003 and 2002 in accordance with Statement No. 109, "Accounting for Income Taxes". This statement requires a company to evaluate its deferred tax assets on its balance sheet for impairment in the event of recent operating losses. This evaluation process is not based upon the specific expiration date of the individual deferrals, but rather on the company's ability to demonstrate that future taxable income will result in utilization of those assets. As a result of a review in the fourth quarter 2002, we determined that it was more likely than not that the majority of our deferred tax assets were impaired and a valuation allowance was recorded accordingly. In 2003, we increased the valuation allowance to offset the deferred tax assets that were created by that year's domestic federal and various foreign tax benefits resulting primarily from operating losses. In 2004, we generated pre-tax income and the valuation allowance was reduced as a result of the use of the deferred tax assets to offset a portion of our tax liability on that income as well as the tax liability created by terminating the company-owned life insurance program. The resulting net tax expense on the Consolidated Statements of Income for each of the years presented represents taxes for state, local and certain foreign jurisdictions. The 2004 tax expense also included a federal alternative minimum tax liability of $0.4 million, which required a valuation allowance. The deferred tax valuation allowance on the balance sheet was also adjusted in each of the last three years for the deferred tax assets associated with items in other comprehensive income (OCI) within shareholders' equity. These adjustments were recorded in OCI and did not affect net income.

      As a result of the above, the net income was $15.5 million, or $0.85 per share, compared to a net loss of $13.2 million, or $0.80 per share, in 2003 and a net loss of $35.6 million, or $2.15 per share, in 2002.

SEGMENT DISCLOSURES

      We aggregate our businesses into two reportable segments - the Metal Systems Group and the Microelectronics Group (MEG). The parent company and other corporate expenses, as well as the operating results from BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries, are not included in either segment and are shown in the "All Other" column in the segment results contained in Note M to the Consolidated Financial Statements. BEM Services charges a management fee for the services it provides, primarily corporate, administrative and financial oversight, to our other businesses on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced through its Utah operations, to outside customers and to businesses within the Metal Systems Group.

      The profitability within All Other improved in 2004 over 2003 due to the $6.0 million one-time charge associated with the refinancing in 2003, $2.0 million in savings resulting from winding down and terminating the company-owned life insurance program in 2004, a $1.2 million increase in the profitability of Brush Resources resulting from efficiencies and cost control efforts and lower corporate legal and other costs. Higher audit and related costs associated with compliance with Section 404 of the Sarbanes-Oxley Act added approximately $0.8 million to expense in 2004. The profitability within All Other declined in 2003 as compared to 2002 as a result of the $6.0 million one-time charge, the $4.2 million difference in movements in the legal reserve, an increase in the company-owned life insurance expense and reduced profitability of Brush Resources, primarily due to lower production activity.

METAL SYSTEMS GROUP


(Millions)                              2004      2003       2002
                                       -------  --------    --------
Net sales...........................   $ 296.0  $  239.4)   $  227.9
Operating profit (loss).............       2.7     (16.6)      (37.7)

      The Metal Systems Group, which is the larger of the two reportable segments accounting for approximately 60% of total sales and two-thirds of total assets, consists of Alloy Products, Technical Materials, Inc. (TMI), a wholly owned subsidiary of the Company, and Beryllium Products. These units manufacture a variety of engineered materials that provide superior performance in demanding applications and compete against beryllium and non-beryllium-containing alloys and other material systems and composites. Because of their superior performance, these materials are often premium priced. The Elmore, Ohio facility manufactures finished goods for Alloy

(16)

Products and Beryllium Products as well as materials for further processing and sale by other operations within Alloy, Beryllium and TMI. Customers typically use the Company's materials as their raw material input and are also usually one or more tiers removed from the end-use demand generator in a given market. After sales bottomed out at $227.9 million in 2002, primarily due to softness in the telecommunications and computer market, sales grew in both 2003 and 2004. Margins increased in 2004 as a result of the higher sales and other improvements and as a result, the Metal Systems Group generated an operating profit of $2.7 million.

      Sales to external customers by business unit within the Metal Systems Group during the 2002 to 2004 time frame were as follows:

(Millions)                               2004       2003      2002
                                       --------  ---------  ---------
Alloy Products.......................  $  202.9  $   162.3  $   151.9
Technical Materials, Inc.............      53.6       41.9       44.4
Beryllium Products...................      39.5       35.2       31.6
                                       --------  ---------  ---------
  Total Segment Sales................  $  296.0  $   239.4  $   227.9
                                       ========  =========  =========

ALLOY PRODUCTS

      Alloy Products, our largest unit, manufactures and sells copper-and nickel-based alloy systems, the majority of which also contain beryllium. Strip products, the larger of Alloy's two main product families, include thin gauge precision strip and small diameter rod and wire. These products provide a combination of high conductivity, high reliability and formability for use as connectors, contacts, switches, relays and shielding. Major markets for strip products include telecommunications and computer, automotive electronics and appliances. Alloy's other major product family is bulk products, which include plate, rod, bar, tube and other customized forms that, depending upon the application, may provide superior strength, corrosion or wear resistance or thermal conductivity. Applications for bulk products include plastic mold tooling, bearings, bushings, welding rods and telecommunications housing equipment. Alloy Products are manufactured at our facilities in Ohio and Pennsylvania and are distributed worldwide through a network of company-owned service centers and outside distributors and agents.

      Alloy Products' sales of $202.9 million were $40.6 million higher than sales of $162.3 million in 2003, a 25% improvement. Sales in 2003 were a 7% improvement over sales in 2002. Sales of both strip and bulk products grew in 2004 over 2003 while the 2003 sales improvement was due to strip products as sales of bulk products declined during that year. Strip product sales volumes grew 19% in 2004 after growing 5% in 2003. The strip sales growth in 2004 was across both the higher and lower beryllium-containing alloys. The 2003 growth was caused by an increase in demand for the higher beryllium-containing and, therefore, higher priced alloys, while sales volumes of the lower beryllium-containing alloys declined. Sales of small diameter rod and wire products also showed double-digit growth in both 2004 and 2003. Bulk sales volumes were 33% higher in 2004 than in 2003, as sales grew significantly in the second half of 2004. Bulk volumes were 9% lower in 2003 than in 2002.

     Demand from each of Alloy Products' major markets increased in 2004 over 2003. Sales into the telecommunications and computer market provided the biggest increase in 2004, which was also the case in 2003.

Appliance market sales, primarily in Europe, also grew in each of the last two years. Sales into the automotive electronics market, after declining in 2003, rebounded in 2004, returning to the 2002 sales level. Demand from the industrial components market, including plastic mold tooling, and oil and gas applications, improved in 2004 after a significant decline in 2003. New products, primarily within bulk products, and market share gains accounted for approximately 30% of the growth in sales of Alloy Products in 2004. This new product growth included sales of non-beryllium-containing bulk products sold into the heavy equipment market, a sector of the industrial components market.

      Domestic sales of Alloy Products increased in 2004 after declining slightly in 2003. International sales of Alloy Products improved in both 2004 and 2003. The international growth was driven in part by domestic customers shifting manufacturing operations overseas, particularly to Asia. To maintain these applications and to generate new applications for Alloy Products, additional sales and marketing offices have been established in China and South Asia, augmenting the existing service centers in Japan and Singapore.

TECHNICAL MATERIALS, INC.

      TMI manufactures engineered materials systems, including clad inlay and overlay metals, precious and base metal electroplated systems, electron beam welded systems, contour profiled systems and solder-coated metal systems. These specialty strip metal products provide a variety of thermal, electrical or mechanical properties from a surface area or particular section of the material. Major markets for TMI products include telecommunications and computer and automotive electronics while major applications include connectors, contacts and semiconductors. TMI manufactures its products at their Lincoln, Rhode Island facility.

      TMI sales grew $11.7 million, or 28%, in 2004 over 2003, after declining the previous two years. All of TMI's major product lines contributed to the growth in 2004, with plated products accounting for over 40% of the growth. The growth in 2004 was due in large part to stronger demand from the telecommunication and computer market. Sales into the automotive market also strengthened in the first half of the year. Softer demand from these two markets was the main reason for the lower sales in 2003 and 2002.

      The 2004 sales growth also resulted from TMI's efforts to develop new products for existing and new markets, including fuel cell and fuse material applications in the energy market and disk drive arm materials for the telecommunications and computer market. TMI also is developing products for medical and defense electronic applications. These new product developments plus the strengthening of the international marketing efforts are keys to TMI's growth potential as production capacity within portions of the traditional markets served by TMI continues to be transferred from the U.S. to Asia. TMI's profitability improved in 2004 over 2003, as it had in 2003 over 2002.

      Order entry rates slowed down late in the fourth quarter 2004, which we believe is due to excess inventory positions related to automotive, semiconductors and portions of the telecommunications and computer markets.

BERYLLIUM PRODUCTS

      Beryllium Products manufactures pure beryllium and beryllium aluminum composites in rod, tube, sheet and a variety of customized forms

                                                                            (17)

MANAGEMENT'S DISCUSSION AND ANALYSIS

at the Elmore, Ohio and Fremont, California facilities. These materials are used in applications that require high stiffness and/or low density and they tend to be premium priced due to their unique combination of properties. Defense and government-related applications, including aerospace, are the largest market for Beryllium Products, accounting for over 60% of sales, while other markets served include medical, telecommunications and computer, electronics, optical scanning and automotive.

      Sales from Beryllium Products were $39.5 million in 2004, marking the fifth consecutive year of growth. Sales in 2004 were 12% higher than the sales of $35.2 million in 2003 while sales in 2003 were an 11% improvement over 2002 sales of $31.6 million. Sales for defense and government-related applications remained strong throughout this period. Sales in 2004 included the first shipments for the Webb telescope program totaling $5.9 million; the majority of the balance of this $18.0 million supply contract is scheduled to be shipped in 2005. Defense platforms for Beryllium Products are mainly aerospace and missile system applications. Government budget revisions may divert funds away from these types of applications that utilize our materials in order to provide additional support for current military ground operations and, as a result, sales of Beryllium Products for defense applications may soften in the fourth quarter 2005 and into 2006. Sales to the medical market, including x-ray window applications, were strong in 2004 and 2003. Sales to the electronics market for acoustic components, which had contributed to the growth in Beryllium Products' sales in 2003 over 2002, were relatively unchanged in 2004 as compared to 2003. Performance automotive sales were significantly lower in 2004 than in 2003 after increasing in 2003 over 2002.

METAL SYSTEMS GROSS MARGIN AND EXPENSES

      The gross margin on Metal Systems' sales was $69.0 million (23% of sales) in 2004, an improvement of $29.5 million over the margin of $39.5 million in 2003. The higher sales volumes contributed an additional $20.0 million in margins in 2004. Operational improvements and manufacturing efficiencies, primarily at the Elmore, Ohio facility, a favorable change in the product mix and the foreign currency translation expense generated $15.6 million in additional margin. The higher cost of copper in 2004 could not be passed through to customers in all instances, thereby reducing margins by an estimated $7.5 million. The previously discussed $6.0 million margin benefit from the December 2003 refinancing flowed through Metal Systems' gross margin in 2004. Other manufacturing overhead costs, including manpower, maintenance and supplies, were higher in 2004 than in 2003.

      The 2003 gross margin on Metal Systems' sales was a $21.5 million improvement over the 2002 gross margin of $18.0 million. Gross margin was 16% of sales in 2003, double the margin rate of 8% in 2002. The increased sales volumes improved margins by $2.8 million in 2003 as compared to 2002 while a favorable change in product mix, operational improvements and the foreign currency translation effect increased margins by $12.1 million. The mix shift resulted primarily from strip products, although TMI and Beryllium Products had favorable mix shifts as well. Operational improvements were made at the Elmore facility, including yield and machine utilization rates, and at the Lincoln facility, including yields and cost controls. Manufacturing overhead costs were also lower in 2003 than in 2002, with the majority of cost reductions coming from the Elmore facility.

      SG&A, R&D and other-net expense within the Metal Systems Group were $10.2 million higher in 2004 than in 2003. However, as a percent of sales, these expenses declined from 23% in 2003 to 22% in 2004. Increased incentive compensation accruals resulting from the improved profitability accounted for approximately 30% of the increase in expenses. The majority of the previously discussed increase in exchange losses and the unfavorable translation impact on the foreign subsidiaries' expenses flowed through the Metal Systems Group. Other sales-related expenses, including commissions, travel and advertising and various administrative costs, also were higher in 2004 than in 2003.

      SG&A, R&D and other-net expenses were $0.5 million higher in 2003 than in 2002 as a result of the foreign currency exchange gain/loss difference and an increase to incentive compensation accruals. SG&A and R&D manpower levels were relatively unchanged for the year. The $0.5 million increase was net of the impact of a one-time asset impairment charge in 2002. We determined that the projected cash flow from various assets used in the production of beryllium was less than the carrying value. The assets were written down to their net realizable values and a $3.1 million charge was recorded against other-net expense in the fourth quarter 2002. The equipment was shut down due to the use of alternative input materials and manufacturing processes.

      The Metal Systems Group generated a $2.7 million profit in 2004 after recording an operating loss of $16.6 million in 2003. The improved profitability resulted from the growth in margins caused by the sales increase, product mix shift and improved manufacturing performance offset in part by the cost of copper and other expenses. The loss in 2003 was a $21.1 million improvement over the $37.7 million loss in 2002. The improvement was caused by the additional margin generated by the higher sales, favorable mix, operational efficiencies and manufacturing overhead cost reductions.

MICROELECTRONICS GROUP

(Millions)                               2004          2003          2002
                                       ----------   ----------   ------------
Net sales......................        $    195.6   $    157.3   $      139.2
Operating profit...............              18.5         12.6            3.8

      The Microelectronics Group includes Williams Advanced Materials Inc.
(WAM), a wholly owned subsidiary, and Electronic Products. These businesses manufacture a variety of high quality precision parts that are sold to assemblers and other fabricators of electronic components and equipment. Sales grew 24% in 2004 over 2003 after growing 13% in 2003 over 2002. Operating profit also improved significantly in both 2004 and 2003 over the prior year. Sales to external customers by business unit within the MEG during the 2002 to 2004 time frame were as follows:

(Millions)                                 2004      2003       2002
                                         --------  ---------  ---------
Williams Advanced Materials Inc.......   $  165.7  $   127.8  $   109.1
Electronic Products...................       29.9       29.5       30.1
                                         --------  ---------  ---------
  Total segment sales.................      195.6  $   157.3  $   139.2
                                         ========  =========  =========

(18)

WILLIAMS ADVANCED MATERIALS INC.

      WAM manufactures precious, non-precious and specialty metal products at its facilities in New York, California and Asia. Specific products include vapor deposition targets, frame lid assemblies, clad and precious metal preforms, high temperature braze materials and ultra fine wire. Major markets for WAM's products include magnetic and optical data storage, medical and the wireless, semiconductor, photonic and hybrid segments of the microelectronics market. A key competitive advantage for WAM is its ability to reclaim precious metals, from its own or customers' scrap, through its in-house refinery. Due to the high cost of its precious metal products, WAM emphasizes quality, delivery performance and customer service in order to attract and maintain applications.

      Sales from WAM of $165.7 million in 2004 grew 30% over sales of $127.8 million in 2003, while sales in 2003 were 17% higher than sales of $109.1 million in 2002. WAM adjusts its selling prices daily to reflect the current cost of the precious and non-precious metals sold. The cost of the metal is a pass-through to the customer and WAM generates its margin on its fabrication efforts irrespective of the type or cost of the metal used in a given application. Therefore, the cost and mix of metals sold will affect sales, but not necessarily the margins generated by those sales. Metal prices increased on average in both 2004 and 2003 as compared to the respective prior year, and the underlying volume growth was less than the growth in sales.

      Sales of vapor deposition targets grew in 2004 from the 2003 level as well as in 2003 over sales on 2002 due to the strong demand from the optical media market segment for digital versatile disks (DVDs). While this market segment continued to show strength, alternative materials are putting increasing pressure on margins. Sales of frame lid assemblies grew in both 2004 and 2003, partially as a result of the acquisition of various assets of a competitor who exited the market in the second quarter 2003. Sales of these products also grew as a result of new product design and application development that provided cost-effective solutions to WAM's customers. Data storage applications for giant magnetic resistance film applications were strong in 2004 as in the prior two years and remain a large market for WAM's products. Demand from the wireless segment improved in each of the last two years as well. In 2004, WAM also continued its product development for semiconductor applications, a small but growing market for WAM's materials.

      WAM formed a joint venture in Taiwan in 2003 in order to manufacture and distribute its products in that portion of the world. In early 2004, WAM bought out its minority partner. The operation, while still small, contributed to WAM's sales growth in 2004 and offers an additional long-term growth opportunity for WAM's products.

ELECTRONIC PRODUCTS

      Electronic Products manufactures beryllia ceramics, electronic packages and circuitry for sale into the telecommunications and computer, medical, electronics, automotive and defense markets. These products provide specific thermal and/or electrical conductivity characteristics and are used as components in a variety of applications, including wireless telecommunications equipment, fiber optics, lasers for medical and other electronic equipment, automotive ignition module systems, satellites and radar systems. Electronic Products are manufactured by Zentrix Technologies Inc. and Brush Ceramic Products Inc., two wholly owned subsidiaries. Sales from Electronic Products were $29.9 million in 2004, which was relatively unchanged from sales of $29.5 million generated in 2003 and sales of $30.1 million in 2002.

      Sales of beryllia ceramics grew approximately 14% in 2004 over 2003 after being relatively unchanged in 2003 compared to 2002. The 2004 growth resulted from improved demand from the telecommunications and computer market. This is a mature product line with established applications but limited growth opportunities. A temporary disruption in the sales order pattern from the largest ceramics customer during a plant relocation offset mild improvements during 2003. Sales of electronic packages improved in 2004 over 2003 after declining in 2003 from 2002 sales levels due to changes in the build rates for telecommunications infrastructure equipment. Sales into the automotive market were relatively flat in 2004. Sales into this market were lower in 2003 than in 2002. Sales of circuitry, which are manufactured by Circuits Processing Technology, Inc., (CPT), a wholly owned subsidiary of Zentrix, declined 33% in 2004 from the 2003 sales level as defense applications, which specify CPT's materials, have been delayed. Sales from CPT had grown in 2003 due to strengthening defense orders. Defense applications remain the largest market for circuits and CPT is developing additional commercial applications in order to diversify their product offerings.

MEG GROSS MARGIN AND EXPENSES

      The gross margin on MEG sales was $40.5 million in 2004, $32.8 million in 2003 and $26.4 million in 2002. As a percent of sales, the gross margin was 21% in both 2004 and 2003 and 19% in 2002. The growth in the gross margin in 2004 due to the higher sales volumes was $9.1 million while the change in product mix impact was slightly unfavorable. Manufacturing overhead costs were $0.8 million higher in 2004, primarily within WAM, reflective of the higher level of production activity.

      The margin contribution in 2003 improved $3.3 million over 2002 as a result of the increased sales. The mix effect, as well as operational efficiencies (primarily in Electronic Products), generated an additional $1.6 million in gross margin while manufacturing overhead costs and inventory adjustments were $1.4 million lower in 2003 than in 2002.

      SG&A, R&D and other-net expenses within the MEG were $1.8 million higher in 2004 than in 2003, although as a percent of sales these expenses declined from 13% in 2003 to 11% in 2004. Administrative costs, including legal expenses, within WAM, were the major cause of the increase. Costs associated with the newly created and growing operation in Taiwan also contributed to the increase in expenses. The precious metal financing fee increased only slightly in 2004 over 2003 despite the increase in metal on hand.

      SG&A, R&D and other-net expenses were $2.4 million lower in 2003 than in 2002 in part due to one-time charges of $1.9 million recorded in 2002. Management determined that the projected cash flow from various assets used by Electronic Products was less than the carrying value. A charge of $1.3 million was recorded in other-net expense to write down the assets to their fair value as determined by an outside appraisal. See Note C to

                                                                            (19)

MANAGEMENT'S DISCUSSION AND ANALYSIS

the Consolidated Financial Statements. Expenses in 2002 also included severance costs of $0.6 million as we restructured the management of Electronic Products, eliminating various positions and closing two small foreign offices. In addition, expenses were lower in 2003 due to the full year benefit of the manpower reductions made in 2002. The precious metal financing fee was lower in 2003 than in 2002 as well. Offsetting a portion of these benefits were increased costs to support the WAM sales growth and higher incentive accruals.

      The MEG operating profit was $18.5 million or 9% of sales, in 2004 compared to $12.6 million, or 8% of sales, in 2003 and $3.8 million, or 3% of sales, in 2002.

INTERNATIONAL SALES AND OPERATIONS

      We operate in worldwide markets and our international customer base continues to expand due to the development of various foreign nations' economies and the relocation of U.S. businesses overseas. Our international operations are designed to provide a cost-effective method of capturing the growing overseas demand for our products. We have service centers in Germany, England, Japan and Singapore that primarily focus on the distribution of Alloy Products while also providing additional local support to portions of our other businesses. WAM has finishing operations in Singapore and the Philippines and a small manufacturing operation in Taiwan. We also have branch sales offices in various countries, including the Republic of China and Taiwan, and we utilize an established network of independent distributors and agents throughout the world. Total international sales, including sales from international operations as well as direct exports from the U.S., for the 2002 to 2004 time frame were as follows:

                                                     2004        2003        2002
                                                   --------    --------    -------
(Millions)
From international operations........              $  119.8    $   89.5    $  71.7
Exports from U.S operations..........                  44.3        34.9       32.6
                                                   --------    --------    -------
Total international sales............              $  164.1    $  124.4    $ 104.3
                                                   ========    ========    =======
Percent of total net sales...........                    33%         31%        28%

      The international sales presented in the above table are included in the Metal Systems Group and MEG sales figures previously discussed. The majority of international sales are to the Pacific Rim, Europe and Canada. Sales to Asia and Europe grew in both 2004 and 2003 resulting from a combination of additional market penetration, the relocation of U.S. production to overseas locations, increased market share and a favorable currency exchange effect.

      We serve many of the same markets internationally as we do domestically. Telecommunications and computer and automotive electronics are the largest international markets for our products. The appliance market for Alloy Products is a more significant market, primarily in Europe, than it is domestically while government and defense applications are not as prevalent overseas as they are in the U.S. Our market share is smaller in the overseas markets than it is domestically and given the macro-economic growth potential for the international economies, including the continued transfer of U.S. business to overseas locations, the international markets may present greater long-term growth opportunities. We believe that a large portion of the long-term international growth will come from China and we continue to expand our marketing presence, distributor arrangements and customer relationships there.

      Sales from the international operations are typically denominated in the local currency, particularly in Europe and Japan. Exports from the U.S. and sales from the Singapore operations are predominately denominated in U.S. dollars. Movements in the foreign currency exchange rates will affect the reported translated value of foreign currency denominated sales while local competition limits our ability to adjust selling prices upwards to compensate for short-term exchange rate movements. We have a hedge program with the objective of minimizing the impact of fluctuating currency values on our reported results.

LEGAL PROCEEDINGS

      One of our subsidiaries, Brush Wellman Inc., is a defendant in proceedings in various state and federal courts brought by plaintiffs alleging that they have contracted chronic beryllium disease or other lung conditions as a result of exposure to beryllium. Plaintiffs in beryllium cases seek recovery under negligence and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium.

      The following table summarizes the associated activity with beryllium cases.

                                                               December 31,
                                                      2004         2003          2002
                                                   ---------    ----------    -----------
TOTAL CASES PENDING.....................               12            15             33
Total plaintiffs (including spouses)....               56            33             70
Number of claims (plaintiffs) filed
   during period ended..................             6(42)        11(22)           2(4)
Number of claims (plaintiffs)
   settled during  period ended.........             6(10)        24(47)        34(107)
Aggregate cost of settlements
   during period ended
   (dollars in thousands)...............           $  370       $ 2,045       $  4,945
Number of claims (plaintiffs)
   otherwise dismissed..................              3(9)         5(12)         11(20)

      Settlement payment and dismissal for a single case may not occur in the same period. The 2003 data includes five claims that were settled and dismissed late in the fourth quarter 2003. Payments of the claims were made in 2004 but are shown in the above table in 2003.

      Additional beryllium claims may arise. Management believes that we have substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to us. Third-party plaintiffs (typically employees of customers or contractors) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. A reserve was recorded for beryllium litigation of $1.9 million at December 31, 2004 and $2.9 million at December 31, 2003. A receivable was recorded of $2.3 million at December 31, 2004 and $3.2 million at December 31, 2003 from our insurance carriers as recoveries for insured claims. An additional $0.4 million was reserved at December 31, 2004 and $0.9 million at December 31, 2003 for insolvencies related to claims still outstanding as well as claims for which partial payments have been received.

(20)

      Although it is not possible to predict the outcome of the litigation pending against us and our subsidiaries, we provide for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably in amounts exceeding our reserves. An unfavorable outcome or settlement of a pending beryllium case or additional adverse media coverage could encourage the commencement of additional similar litigation. We are unable to estimate its potential exposure to unasserted claims.

      While we are unable to predict the outcome of the current or future beryllium proceedings, based upon currently known facts and assuming collectibility of insurance, we do not believe that resolution of these proceedings will have a material adverse effect on our financial condition or cash flow. However, our results of operations could be materially affected by unfavorable results in one or more of these cases. As of December 31, 2004, three purported class actions were pending.

      REGULATORY MATTERS. Standards for exposure to beryllium are under review by the United States Occupational Safety and Health Administration, and by private standard-setting organizations. One result of these reviews might be more stringent worker safety standards. More stringent standards may affect buying decisions by the users of beryllium-containing products. If the standards are made more stringent or our customers decide to reduce their use of beryllium-containing products, our operating results, liquidity and capital resources could be materially adversely affected. The extent of the adverse effect would depend on the nature and extent of the changes to the standards, the cost and ability to meet the new standards, the extent of any reduction in customer use and other factors that cannot be estimated.

FINANCIAL POSITION

WORKING CAPITAL

      Cash flow from operations totaled $38.9 million in 2004 compared to $26.3 million in 2003. Cash received from the sale of goods totaled $492.7 million in 2004 and $394.5 million in 2003. Cash paid for goods and expenses was $82.0 million higher in 2004 than in 2003 in order to support the increase in sales volumes. The cash balance was $49.6 million as of December 31, 2004, an increase of $44.6 million in the year as the cash flow from operations plus the cash received from the proceeds of a share offering and the exercise of employee stock options exceeded the cash used to reduce debt and fund capital expenditures.

      The accounts receivable balance was $59.2 million at year-end 2004, an increase of $4.1 million from year-end 2003. This increase was due to the higher sales volumes in 2004 than in 2003 and for the billings for unshipped items recorded as unearned revenue and not in sales in the fourth quarter 2004. The impact of these factors was partially offset by the benefit from an improvement in the average collection period. The days sales outstanding (DSO), a measure of how quickly receivables are collected, after adjusting for the unearned revenue effect, improved by approximately 5 days as of year-end 2004 compared to year-end 2003. The year-ending DSO has improved for five consecutive years. Accounts written off to bad debt expense remained relatively minor in 2004. Accounts receivable increased by $7.6 million in 2003 as a result of higher sales volumes offset in part by a one-day improvement in the DSO in that year.

      The 2004 ending inventory balance of $95.3 million was $7.9 million higher than the year-end 2003 balance. Inventories declined $6.9 million during 2003. Approximately 60% of the 2004 inventory build was in Beryllium Products and primarily as a result of the Webb Telescope project. A portion of the Webb inventory has already been invoiced to the customer in advance of the sale, allowing for earlier collection of the cash. Alloy inventory pounds declined 2% during 2004 after declining 15% during 2003 as a result of the ongoing scrap utilization and manufacturing yield and improvement processes. However, the value of Alloy's inventory increased in 2004 as a result of a shift towards more finished goods and away from work-in-process. WAM's inventory increased each of the last two years in order to support the higher volume of sales. Inventories at Brush Resources declined in 2004 after increasing in 2003 when ore was mined in excess of current production requirements in order to extract the ore from the existing pits within the allowable safety time frame. The higher cost of copper, nickel, precious metals and other materials increased the value of the inventory on a first-in, first-out (FIFO) basis in 2004 compared to 2003; however, this impact was largely offset by the use of the last-in, last-out
(LIFO) valuation method and the higher metal prices only had a small impact on the increase in inventory values during 2004. Overall inventory turns were lower as of year-end 2004, primarily due to the Webb telescope inventory, compared to year-end 2003 while turns at year-end 2003 improved over the prior year end.

      Prepaid expenses increased $2.9 million during 2004 due to the timing of various payments, including insurance, and an increase in the legal defense costs to be reimbursed by insurance carriers. Other assets declined $4.0 million during 2004 due to the termination of the company-owned life insurance program and the return of the net cash surrender value, a reduction in the legal indemnity recoverable balance through payments and/or resolution of the underlying outstanding cases and the amortization of deferred financing costs.

      The accounts payable balance was $2.8 million lower at year-end 2004 than year-end 2003 due to lower material purchases made prior to the end of the year. Accrued salaries and wages were higher at year-end 2004 than at year-end 2003 as a result of the higher incentive compensation accruals in 2004. Unearned revenue, which is a liability representing billings to customers in advance of the shipment of product, was $7.8 million at December 31, 2004. There was no unearned revenue recorded as of December 31, 2003. Other long-term liabilities of $10.8 million at December 31, 2004 declined $3.9 million during 2004 as a result of reductions in the legal reserves, a reduction in the environmental remediation reserve and changes in the long-term portion of the fair value of derivatives.

      We paid $1.4 million in 2004 and $1.2 million in 2003 for legal settlements, primarily for CBD cases, and received $1.0 million in 2004 and $1.6 million in 2003 from our insurance carriers as partial reimbursement for the insured portions of claims paid in the current and prior years.

DEPRECIATION AND AMORTIZATION

      Depreciation, amortization and depletion was $21.2 million in 2004, $19.1 million in 2003 and $20.1 million in 2002. The higher expense in 2004 as compared to 2003 resulted from the purchase of the previously leased assets for $51.8 million in December 2003. Absent this transaction,

                                                                            (21)

MANAGEMENT'S DISCUSSION AND ANALYSIS

depreciation in 2004 would have been lower than 2003 as a result of the lower capital expenditure levels in the last several years. Amortization of deferred mine development was $1.2 million in both 2004 and 2003 and $0.3 million in 2002. Mine development costs are amortized based upon the units-of-production method as ore is extracted from the pits. Amortization of deferred financing costs included in interest expense was $1.5 million in 2004, $0.4 million in 2003 and $0.2 million in 2002. The increase in 2004 was due to the amortization of costs associated with the December 2003 refinancing.

CAPITAL EXPENDITURES

      Capital expenditures for property, plant and equipment and mine development totaled $9.2 million in 2004 compared to $6.3 million in 2003. Spending by the Metal Systems Group totaled $5.5 million in 2004 and $2.8 million in 2003, while the MEG spending totaled $2.7 million in 2004 and $2.9 million in 2003. The majority of the spending was on small infrastructure and other individual projects. Spending at the Elmore facility accounted for over half of the Metal Systems Group spending in 2004, while spending within the various WAM facilities accounted for approximately 60% of the MEG capital spending. While certain pieces of equipment may have been capacity constrained or operated near capacity, in general, we had sufficient production capacity to meet the level of demand throughout 2004. In addition to the $6.3 million of spending in 2003, as part of the December 2003 refinancing, we purchased $51.8 million of assets previously held under an operating lease that have been in use at the Elmore facility since 1998 by the Metal Systems Group. In 2004, we exercised the purchase option in two lease agreements and purchased previously leased assets at a cost of $0.9 million.

PENSION LIABILITY

      Statement No. 87, "Employers' Accounting for Pensions", requires the recognition of a minimum pension liability if the present value of the accumulated benefit obligation is greater than the market value of the pension assets at year end. The market value of the assets in the domestic defined benefits pension plan was $89.4 million while the present value of the accumulated benefit obligation was $104.4 million as of December 31, 2004. We, therefore, increased the pension liability to $15.0 million (with $10.0 million recorded in retirement and post-employment benefits and $5.0 million recorded in other short-term liabilities and accrued items) by adjusting the intangible pension asset by $0.5 million in other assets and recording a pretax charge of $3.2 million against other comprehensive income (OCI), a component of shareholders' equity, in the fourth quarter 2004. The 2004 pension expense, which also increased the pension liability, was $2.7 million. The balance in OCI as a result of pension plan valuations was $15.8 million as of December 31, 2004. During 2004, the fair value of the pension assets increased as the investment earnings exceeded the plan payouts and expenses by $3.6 million. The pension plan assets earned an actual return of 10.6% in 2004. The accumulated benefit obligation increased $8.9 million in 2004 due to a lower discount rate, an additional year of service earned by the participants and other actuarial assumptions. No contributions were made to the qualified pension plan in either 2004 or 2003.

COMMON STOCK

      In the third quarter 2004, we issued 2.25 million shares of our common stock with the net proceeds, after deduction of all expenses, being $38.7 million. The new shares represented 13% of the shares previously issued and outstanding. Concurrent with the offering, the holders of the 115,000 warrants, initially granted in conjunction with the debt refinancing in December 2003, exercised their rights and sold their shares. The exercise and issuance of the shares for these warrants did not have a material impact on our cash flows.

      We received $3.2 million for the exercise of 228,298 employee stock options in 2004. Proceeds from the exercise of employee stock options were immaterial in 2003.

DEBT AND OFF-BALANCE SHEET OBLIGATIONS

      We refinanced our debt on a long-term basis with the completion of a $147.5 million arrangement in December 2003. See Note E to the Consolidated Financial Statements. The new financing included an $85.0 million revolving line of credit (the "revolver") secured by the Company's working capital and certain other assets, $20.0 million of term loans secured by real estate and machinery and equipment and a $7.5 million facility secured by certain export accounts receivable. The remaining $35.0 million consisted of a subordinated term loan that is secured by a second lien on the Company's working capital and certain other assets, real estate and machinery and equipment and is payable at the end of five years. All of this debt is variable rate based upon spreads over LIBOR or prime. In December 2004, these financing arrangements were amended to extend the maturity of the revolver by one year and revise other terms and pricing levels. In addition, the amendments allowed the Company to prepay the term loans and re-borrow those funds under the revolver up to the amounts limited by the original term loan amortization schedules.

      Proceeds from the December 2003 refinancing were used to retire the existing revolving credit agreement that was scheduled to mature in April 2004 and to purchase $51.8 million of leased assets, thereby terminating an existing off-balance sheet lease obligation. The leased assets had been used at the Elmore facility in the manufacture of Alloy strip products since 1998. The $51.8 million purchase price was the notional value of the lease at the time of the purchase and, therefore, while the balance sheet debt increased by $51.8 million as a result of this transaction in the fourth quarter 2003, the Company's total obligations, as defined by debt plus off-balance sheet obligations, were unchanged.

      As a result of the refinancing, the Company recorded a $6.0 million one-time charge in the fourth quarter 2003 to write off deferred costs associated with the prior financing arrangement and to record derivative ineffectiveness on an associated interest rate swap. The Company has an interest rate swap that initially was designated as a hedge of the equipment operating lease payments. With the termination of the lease, the swap no longer qualified for hedge accounting and the $4.6 million unfavorable fair value at the time of the refinancing that previously was deferred into other comprehensive income on the Consolidated Balance Sheet was charged against the other-net expense on the Consolidated Income Statement. The Company kept this swap in place, as its cash flow serves to hedge a

(22)
portion of the outstanding variable rate debt even though the swap does not technically qualify for hedge accounting. See Note G to the Consolidated Financial Statements. An additional $0.1 million was recorded against other-net expense for other deferred costs while $0.7 million was recorded against cost of sales and $0.6 million against SG&A expense as part of the $6.0 million charge.

      Debt issuance costs associated with this refinancing totaling $6.5 million were deferred and included in other assets on the Consolidated Balance Sheet. The issuance costs included $4.9 million of cash payments and $1.6 million representing the fair value of warrants to purchase 115,000 shares of common stock. These costs are being amortized using the effective interest method over the life of the debt.

      Short-term debt as of December 31, 2004 consisted of $10.5 million of gold-denominated debt and $1.2 million of foreign currency denominated loans that are designed as hedges against similarly denominated assets. The current portion of long-term debt was $19.2 million at the end of 2004. This included two term loans totaling $18.6 million that contractually only $2.9 million was due to be repaid in 2005, but that we elected to prepay in the first quarter 2005 given our cash position and the desire to reduce interest expense. We retain the ability to re-borrow these funds. Repayment of these loans resulted in a write-off in the first quarter 2005 of $0.6 million of deferred financing costs that were scheduled to be amortized over the next four years.

      The long-term debt balance at December 31, 2004 included an $8.3 million variable rate industrial bond, a $3.0 million variable rate demand note, a $0.9 million promissory note and $30.0 million under the subordinated term loan. There were no borrowings outstanding under the revolver as of December 31, 2004. We were in compliance with all of our debt covenants as of December 31, 2004.

      Debt declined throughout the majority of 2003 due to working capital improvements. Debt increased in the fourth quarter 2003 as a result of the purchase of the leased assets and increased throughout the first two quarters of 2004 in order to finance the working capital requirements associated with the higher sales volumes. Debt then declined in the third quarter 2004 as a portion of the proceeds from the new share issuance were used to pay down the outstanding borrowings under the revolving credit agreement and $5.0 million of the subordinated loan.

      We have an off-balance sheet operating lease that finances a building at the Elmore facility with a notional value of $13.1 million outstanding as of December 31, 2004. Annual payments under this lease are $2.3 million. See Note F to the Consolidated Financial Statements for further leasing details.

      We maintain a portion of our precious metal inventories on a consignment basis in order to reduce our metal price exposure. See "Market Risk Disclosures". The notional value of this off-balance sheet inventory was $17.2 million at December 31, 2004 and $11.5 million at December 31, 2003. Approximately $0.9 million of the $5.7 million increase in the consignment value was due to higher metal prices at year-end 2004 compared to year-end 2003; the balance of the increase was due to additional ounces on hand to support the increase in WAM's business volume.

      A summary of the notional value of the outstanding total debt, key off-balance sheet leases, off-balance sheet copper financing and precious metal consigned inventories over the 2000 to 2004 time frame is as follows:

                                         Notional Balance Outstanding
                            --------------------------------------------------
(Millions)                   2000       2001       2002       2003       2004
                            ------     ------     ------     ------     ------
Total debt .............    $ 68.7     $ 74.8     $ 63.5     $ 99.2     $ 72.5
Elmore equipment lease..      59.7       59.7       55.2          -          -
Elmore building lease ..      17.9       16.6       15.6       14.2       13.1
Copper financing .......       8.5        5.9          -          -          -
Consigned inventory ....      51.1       28.9       15.6       11.5       17.2
                            ------     ------     ------     ------     ------
   Total ...............    $205.9     $185.9     $149.9     $124.9     $102.8
                            ======     ======     ======     ======     ======

      In addition to reducing the notional value of these obligations approximately in half over this time frame, the cash balance was $45.3 million higher at the end of 2004 than at the end of 2000.

      A summary of contractual payments to be made under long-term debt agreements, operating leases and material purchase commitments by year is as follows:

                                                               Payments Due In
                                    ---------------------------------------------------------------------
                                                                                         There-
(Millions)                           2005      2006      2007      2008        2009      after     Total
                                    ------    -----     -----     ------      ------     ------    ------
Long-term debt repayments...        $ 19.2    $ 0.6     $ 0.6     $ 30.7      $  0.7     $  9.0    $ 60.8
Building lease payments.....           2.3      2.3       2.3        2.3         2.3        4.8      16.3
Other operating lease
  payments..................           2.5      2.1       1.7        1.7         1.3        1.8      11.1
                                    ------    -----     -----     ------      ------     ------    ------
Subtotal non-cancelable
  leases....................           4.8      4.4       4.0        4.0         3.6        6.6      27.4
Purchase commitments........          14.1     12.2       7.9          -           -          -      34.2
                                    ------    -----     -----     ------      ------     ------    ------
     Total..................        $ 38.1    $17.2     $12.5     $ 34.7      $  4.3     $ 15.6    $122.4
                                    ======    =====     =====     ======      ======     ======    ======

      The revolving credit agreement, as amended in 2004, matures in 2009 while the subordinated loan matures in 2008. Management anticipates that new debt agreements will be negotiated prior to the maturation of these agreements, as warranted. The voluntary repayment of the term loans is shown in 2005 in the above table. These loans were contractually repayable in quarterly installments beginning in 2004. Annual repayments are required to be made against other portions of our long-term debt in each of the next five years. See Note E to the Consolidated Financial Statements for additional debt information. The lease payments represent payments under non-cancelable leases with initial lease terms in excess of one year as of December 31, 2004. See Note F to the Consolidated Financial Statements. The purchase commitments include $0.5 million for capital equipment to be acquired in 2005. The balance of these obligations are for raw materials to be acquired under long-term supply agreements that end in 2007, although we have the opportunity to negotiate an extension for one of the agreements. See Note L to the Consolidated Financial Statements.

                                                                            (23)

MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER

      We believe that cash flow from operations plus the available borrowing capacity and the current cash balance are adequate to support operating requirements, capital expenditures, projected pension plan contributions and remediation projects. The refinanced debt structure provides improved stability in terms of maturity dates and improved flexibility in terms of available credit and covenant structures. The share offering helped to reduce the outstanding debt and, therefore, the related interest expense, improve liquidity and the debt-to-capital ratio and increase cash on hand. Cash flow from operations was positive in 2004 as business levels and profitability improved significantly while our cost control and working capital management efforts allowed for cash flow from operations to remain positive despite the operating losses in 2003 and 2002. Capital expenditure limitations have further helped to reduce cash outlays over the last three years. Coupled with the $49.6 million cash balance, available borrowings under existing unused lines of credit totaled $40.1 million as of December 31, 2004.

      Portions of the cash balance on hand at December 31, 2004 are invested in high quality, highly liquid investments with maturities of three months or less.

ENVIRONMENTAL

      We have an active program of environmental compliance. We estimate the probable cost of identified environmental remediation projects and establish reserves accordingly. The environmental remediation reserve balance was $5.7 million at December 31, 2004 and $6.9 million at December 31, 2003. The primary cause for the change in the reserve balance during 2004 was the sale of property that was subject to environmental remediation and the buyer assumed the remediation liability, which allowed us to reverse a previously established $1.0 million reserve. See Note L to the Consolidated Financial Statements.

ORE RESERVES

      Our reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open-pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately seven percent. Approximately 87% of beryllium in ore is recovered in the extraction process. We augment our proven reserves of bertrandite ore through the purchase of imported beryl ore. This ore, which is approximately 4% beryllium, is also processed at the Utah extraction facility.

      We use computer models to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling can also affect the total ore reserves to some degree. There was no development drilling activity in 2004. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Proven reserves have decreased slightly in each of the last two years while probable reserves have remained unchanged. We own approx-imately 95% of the proven reserves, with the remaining reserves leased. Based upon average production levels in recent years, proven reserves would last in excess of 100 years. Ore reserves classified as possible are excluded from the following table.

                                    2004    2003   2002   2001      2000
                                   ------  ------ ------ ------    ------
Proven bertrandite ore
   reserves at year end
   (thousands of dry tons).....    6,640   6,687  6,730  7,270     7,690
Grade % beryllium..............    0.268%  0.267% 0.267% 0.268%    0.263%

Probable bertrandite ore
   reserves at year end
   (thousands of dry tons).....    3,519   3,519  3,519  3,081     3,166
Grade % beryllium..............    0.232%  0.232% 0.232% 0.219%    0.217%

Bertrandite ore processed
   (thousands of dry
   tons, diluted)..............       39      41     40     48        84

Grade % beryllium, diluted.....    0.248%  0.224% 0.217% 0.224%    0.235%

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements requires the inherent use of estimates and management's judgment in establishing those estimates. The following are the most significant accounting policies we use that rely upon management's judgment.

      ACCRUED LIABILITIES. We have various accruals on our balance sheet that are based in part upon management's judgment, including accruals for litigation, environmental remediation and workers' compensation costs. We establish accrual balances at the best estimate determined by a review of the available facts and trends by management and independent advisors and specialists as appropriate. Absent a best estimate, the accrual is established at the low end of the estimated reasonable range in accordance with Statement No. 5, "Accounting for Contingencies". Litigation and environmental accruals are only established for identified and/or asserted claims; future claims, therefore, could give rise to increases to the accruals. The accruals are adjusted as the facts and circumstances change. The accruals may also be adjusted for changes in our strategies or regulatory requirements. Since these accruals are estimates, the ultimate resolution may be greater or less than the established accrual balance for a variety of reasons, including court decisions, additional discovery, inflation levels, cost control efforts and resolution of similar cases. Changes to the accruals would then result in an additional charge or credit to income. See Note L to the Consolidated Financial Statements.

      The accrued legal liability includes the estimated indemnity cost only, if any, to resolve the claim through a settlement or court verdict. The legal defense costs are not included in the accrual and are expensed in the period incurred, with the level of expense in a given year affected by the number and types of claims we are actively defending. Certain legal claims are subject to partial or complete insurance recovery. The accrued liability is recorded at the gross amount of the estimated cost and the insurance recoverable, if any, is recorded as a separate asset and is not netted against the liability.

(24)

      PENSIONS. We have a defined benefit pension plan that covers a large portion of our current and former domestic employees. We account for this plan in accordance with Statement No. 87, "Employers' Accounting for Pensions". Under Statement No. 87, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset or liability value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset or liability and current period income or expense. The actuaries adjust their assumptions to reflect changes in demographics and other factors, including mortality rates and employee turnover, as warranted. Management periodically reviews other key assumptions, including the expected return on plan assets, the discount rate and the average wage rate increase, against actual results, trends and industry standards and makes adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period.

      We reduced the expected long-term rate of return on plan assets assumption to 8.75% at December 31, 2004 from 9.0% as of December 31, 2003. Our experience indicates that an 8.75% return over the long term is reasonable. Our pension plan investment strategies are governed by a policy adopted by the Retirement Plan Review Committee of the Board of Directors. The future return on pension assets is dependent upon the plan's asset allocation, which changes from time to time, and the performance of the underlying investments. Should the assets earn an average return less than 8.75% over time, in all likelihood the future pension expense would increase. Investment earnings in excess of 8.75% would tend to reduce the future expense. We establish the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed income investments. An increase to the discount rate would reduce the future pension expense and, conversely, a lower discount rate would raise the future pension expense. As of December 31, 2004, we elected to use a discount rate of 6.125% compared to a rate of 6.375% as of December 31, 2003. We estimate that the reduction in the long-term expected rate of return and discount rate, changes in other actuarial assumptions and valuations and the amortization of prior differences between actual and expected results will result in a $2.1 million increase in the net expense from our qualified pension plan in 2005 over 2004. If the expected rate of return assumption was changed by 50 basis points (0.50%) and all other pension assumptions remained constant, the 2005 projected pension expense would change by approximately $0.5 million. If the December 31, 2004 discount rate were reduced by 25 basis points (0.25%) and all other pension assumptions remained constant, then the 2005 pension expense would increase by approximately $0.5 million.

      In the first quarter 2005, we announced that the benefit payout formula for salaried employees would be changed going forward. This change will impact the annual expense beginning in 2006. All else equal, the expense with the revised payout formula will be lower than it would have been under the prior formula.

      The $15.0 million pension liability recorded as of December 31, 2004 does not by itself indicate that a cash contribution to the plan is required. This liability was recorded according to Statement No. 87, while cash contributions and funding requirements are governed by ERISA and IRS guidelines. Based upon these guidelines, current assumptions and estimates and our pension plan objectives, we made a cash contribution to the pension plan of $5.0 million in the first quarter 2005. The inter-relationship of the many factors affecting the plan assets and liabilities makes it difficult to project contributions beyond one year out; however, we estimate additional contributions may be required in 2006. The minimum pension liability under Statement No. 87 will be recalculated at the measurement date (December 31 of each year) and any adjustments to this account and other comprehensive income within shareholders' equity will be recorded at that time accordingly. See Note K to the Consolidated Financial Statements for additional details on the Company's pension plan.

      LIFO INVENTORY. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect our ability to offset wage, benefit and other cost increases. This was evident in 2004, as we could not pass through an estimated $7.5 million of the increased cost of raw materials to our customers, which then reduced our gross margins as compared to 2003. We use the last-in, first-out (LIFO) method for costing the majority of our domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with the associated revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO impact on the income statement in a given year is dependent upon the inflation rate effect on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and the inventory mix and balance. While overall inventories increased in 2004, inventories at certain locations declined slightly and the resulting liquidation of LIFO layers reduced cost of sales by $0.4 million. Assuming no change in the quantity or mix of inventory from the December 31, 2004 level, a 1% change in the annual inflation rate would cause a $0.4 million change in the LIFO inventory value.

      DEFERRED TAX ASSETS. We record deferred tax assets and liabilities in accordance with Statement No. 109, "Accounting For Income Taxes". The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. We review the expiration dates of the deferrals against projected income levels to determine if the deferral will or can be realized. If it is determined that it is more likely than not that a deferral will not be realized, a valuation allowance would be established for that item. Certain deferrals, including the alternative minimum tax (AMT) credit, do not have an expiration date. See Note I to the Consolidated Financial Statements for additional deferred tax details.

                                                                            (25)

MANAGEMENT'S DISCUSSION AND ANALYSIS

      In addition to reviewing the deferred tax assets against their expiration dates, we evaluated our deferred tax assets for impairment due to the recent operating losses as previously described and initially recorded a valuation allowance in 2002. The valuation allowance was adjusted in 2003 and 2004, with amounts being charged or credited to income, including the use of a net operating loss carryforward (NOL), or other comprehensive income (OCI) as appropriate. The deferred tax valuation allowance balance was $23.2 million as of December 31, 2004.

      We terminated a company-owned life insurance program in 2004 that resulted in the use of an NOL and, therefore, a reduction in the valuation allowance. The company-owned life insurance program had provided tax savings and cash benefits for a number of years after its inception in 1986. However, subsequent changes in the tax code served to reduce and eventually eliminate those benefits and current projections showed that continuing the program would result in a net cash outlay and expense going forward. While termination of the program did not impact income before income taxes on the Consolidated Statement of Income, it did generate a tax liability calculated on the gross book value of the outstanding policies. This tax liability was offset by the use of an NOL, which in turn resulted in a $5.7 million reduction in the deferred tax valuation allowance available to reverse against future income. Our projections show that the future annual savings from eliminating the program should exceed this reduction in the available valuation allowance.

      Should we continue to generate a domestic pre-tax profit in subsequent periods, portions of the valuation allowance may be reversed against the current period domestic regular federal tax expense, to the extent that the allowance is available to be reversed, resulting in higher net income and net income per share for that period. If we are in an AMT position, as we were in 2004, we will have an AMT liability and expense as the tax code limits the ability to use AMT loss carryforwards to offset the current year income. Once we establish a trend of consistent actual and projected positive earnings, or other realization events occur, portions or all of the remaining valuation allowance may be reversed back to income. Reversal of the allowance is dependent upon jurisdiction, as it is possible to reverse a portion of the allowance as a result of earnings in one country but retain an allowance as a result of losses in another country. Reversal of the allowance is also subject to an analysis of our ability to utilize the underlying deferred tax assets. Should we generate domestic pre-tax losses in subsequent periods, a domestic federal tax benefit will not be recorded and the valuation allowance recorded against the net deferred tax assets will increase. This will result in a larger net loss and net loss per share for that period versus a comparable period when a favorable tax benefit was recorded. We will continue to record tax provisions or benefits as appropriate for state and local taxes and various foreign taxes regardless of the status of this valuation allowance.

      UNEARNED REVENUE. Billings under long-term sales contracts in advance of the shipment of the goods are recorded as unearned revenue, which is a liability on the balance sheet. Revenue and the related cost of sales and gross margin are only recognized for these transactions when the goods are shipped, title passes to the customer and all other revenue recognition criteria are met. The unearned revenue liability is reversed when the revenue is recognized. The related inventory also remains on our balance sheet until these criteria are met as well. Billings in advance of the shipments allow us to collect cash earlier than billing at the time of the shipment and, therefore, the collected cash can be used to help finance the underlying inventory.

      DERIVATIVES. We may use derivative financial instruments to hedge our foreign currency, commodity price and interest rate exposures. We apply hedge accounting when an effective hedge relationship can be documented and maintained. If a hedge is deemed effective, changes in its fair value are recorded in OCI until the underlying hedged item matures. If a hedge does not qualify as effective, changes in its fair value are recorded against income in the current period. We secure derivatives with the intention of hedging existing or forecasted transactions only and do not engage in speculative trading or holding derivatives for investment purposes. Our annual budget and quarterly forecasts serve as the basis for determining forecasted transactions. The use of derivatives is governed by policies established by the Board of Directors. The level of derivatives outstanding may be limited by the availability of credit from financial institutions. See Note G to the Consolidated Financial Statements and the "Market Risk Disclosures" section in this Management's Discussion and Analysis for more information on derivatives.

MARKET RISK DISCLOSURES

      We are exposed to precious metal and commodity price, interest rate and foreign exchange rate differences. While the degree of exposure varies from year to year, our methods and policies designed to manage these exposures have remained fairly consistent. We attempt to minimize the effects of these exposures through a combination of natural hedges and the use of derivatives.

      We use gold and other precious metals in manufacturing various MEG and Metal Systems products. To reduce the exposure to market price changes, precious metals are maintained on a consigned inventory basis. The metal is purchased out of consignment when it is ready to ship to a customer as a finished product. Our purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the selling price and the price exposure is minimized. We maintain a certain amount of gold in our own inventory, which is typically balanced out by having a loan denominated in gold for the same number of ounces. Any change in the market price of gold, either higher or lower, will result in an equal change in the fair value of the asset and liability recorded on the balance sheet.

      We are charged a consignment fee by the financial institutions that actually own the precious metals. This fee, along with the interest charged on the gold-denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances we will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals that we use increase by 15% from the prices on December 31, 2004, the additional pre-tax cost to us on an annual basis would be approximately $0.2 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

(26)

      We also use base metals, primarily copper, in our production processes. When possible, fluctuations in the purchase price of copper are passed on to customers in the form of price adders or reductions. When we cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. As previously indicated, the price of copper increased significantly during 2004, reducing margins as we estimate that we are able to pass on the higher cost of copper on less than half of the affected sales. While we remain exposed to price movements, we continue to evaluate alternative available methods for hedging this exposure in a cost-effective manner.

      We are exposed to changes in interest rates on our debt and cash balances. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. We also use interest rate swaps to fix the interest rate on variable debt obligations, as we deem appropriate. Excess cash is typically invested in high quality instruments that mature in 90 days or less. Investments are made in compliance with policies approved by the Board of Directors. We had a cash balance of $49.6 million along with $72.5 million in variable rate debt and variable-to-fixed interest rate swaps with a notional value of $52.2 million outstanding at December 31, 2004. If interest rates were to increase 100 basis points (1.0%) from the December 31, 2004 rates and assuming no changes in debt or cash from the December 31, 2004 levels, the additional annual net income would be $0.3 million on a pre-tax basis. An increase in interest rates would generate net interest income since the cash balance exceeded the unhedged variable rate debt at December 31, 2004.

      Our international operations sell products priced in foreign currencies, mainly the euro, yen and sterling, while the majority of these products' costs are incurred in U.S. dollars. We are exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin on that sale will be reduced. We typically cannot increase the price of our products for short-term exchange rate movements because of our local competition. To minimize this exposure, we may purchase foreign currency forward contracts, options and collars in compliance with approved policies. Should the dollar strengthen, the decline in the translated value of the margins should be offset by a gain on the contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge the exposure. The notional value of the outstanding currency contracts was $62.2 million as of December 31, 2004 compared to $39.8 million as of December 31, 2003. If the dollar weakened 10% against all currencies from the December 31, 2004 exchange rates, the increased loss on the outstanding contracts as of December 31, 2004 would reduce pre-tax profits by approximately $6.2 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency denominated income statement or balance sheet item.

      We record the fair values of derivatives on our balance sheet in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The fair values are determined by financial institutions and represent the market price for the instrument between two willing parties as of the balance sheet dates. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under the statement guidelines. The fair value of the outstanding foreign currency contracts was a liability of $3.9 million at December 31, 2004, indicating that the average hedge rates were unfavorable compared to the actual year-end market exchange rates. The fair value of the interest rate swaps was a loss of $3.3 million as the available interest rates were lower than the rates fixed under the swap contracts. The net derivative loss recorded in OCI was $4.0 million as of December 31, 2004 compared to $3.2 million at December 31, 2003.

OUTLOOK

      We are excited about the progress we have made with our new product development and the acceptance of these products in the marketplace. We look to continue the momentum generated from the sales of these products in 2004 into 2005 and beyond. We also will continue our efforts to expand sales geographically by increasing our market presence in Asia, and China in particular. While portions of the markets we serve are showing some weakness, which may be temporary, many of our market segments have remained strong. Our new sales order entry rate in early 2005 rebounded from the lower rates in the latter portion of 2004. The scheduled shipments under the Webb telescope project in 2005 are higher than the 2004 shipments. Therefore, we are estimating that our sales in 2005 will be 8 to 10% higher than sales in 2004.

      The cost of copper may have leveled off somewhat but it remains above the historical average. Competitive pressures and other factors still limit our ability to pass through this higher cost in all cases, which in turn negatively impacts our margins. Other costs may be higher in 2005 as well, including manpower as a result of changes in wage rates and medical benefit and pension costs. However, we believe our cost control programs coupled with the ongoing yield and efficiency improvements will continue to provide benefits and as a result, we are anticipating the margin rate to improve slightly and our overhead costs to grow at a slower pace than sales in 2005.

      We will continue our efforts to improve the level of our working capital investments in 2005. The lean sigma techniques will be used to drive further improvements in our inventory utilization.

      We anticipate that capital expenditures should increase in 2005 over the 2004 spending level, but will still be equal to or below the level of depreciation. We will also evaluate niche acquisitions that have the potential to augment and complement our existing product offerings.

      Our balance sheet remains strong as we enter 2005 as our debt-to-capital ratio and cash position have significantly improved. The payoff of the $18.6 million term loans in January 2005 further reduced our outstanding debt. Due to the lower outstanding debt and barring a significant change in capital expenditure levels or working capital investments, we are estimating that interest expense will be approximately $2.5 million lower in 2005 than in 2004. The $30.0 million subordinated loan becomes pre-payable at our option in December 2005 and we will examine our ability to exercise this option at that time.

                                                                            (27)

FORWARD-LOOKING STATEMENTS

      Portions of the narrative set forth in this document that are not statements of historical or current facts are forward-looking statements. The Company's actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein:

      -     The global economy;

      - The condition of the markets the Company serves, whether defined geographically or by segment, with the major market segments being telecommunications and computer, automotive electronics, magnetic and optical data storage, aerospace and defense, industrial components, and appliance;

      -     Changes in product mix and the financial condition of customers;

      - The Company's success in implementing its strategic plans and the timely and successful completion of any capital projects;

      - The availability of adequate lines of credit and the associated interest rates;

      - Other financial factors, including cost and availability of materials, tax rates, exchange rates, pension costs, energy costs, regulatory compliance costs, and the cost and availability of insurance;

      - The uncertainties related to the impact of war and terrorist activities;

      - Changes in government regulatory requirements and the enactment of new legislation that impacts the Company's obligations; and,

      - The conclusion of pending litigation matters in accordance with the Company's expectation that there will be no material adverse effects.

REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Brush Engineered Materials Inc.

      We have audited the accompanying Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2004 and 2003, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brush Engineered Materials Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Cleveland, Ohio
February 28, 2005

REPORT OF MANAGEMENT

      The management of Brush Engineered Materials Inc. and subsidiaries is responsible for the contents of the financial statements, which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

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

/s/ John D. Grampa
John D. Grampa
Vice President Finance and Chief Financial Officer

(28)

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATIONS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

      The management of Brush Engineered Materials Inc. and subsidiaries is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Brush Engineered Materials Inc. and subsidiaries' internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

/s/ Gordon D.Hamett
Gordon D. Hamett
Chairman, President and CEO

      Brush Engineered Materials Inc. and subsidiaries' management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective.

      Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report herein.

/s/John D.Grampa
John D. Grampa
Vice President Finance and Chief Financial Office

The Company submitted an unqualified Section 12(a) CEO certification to the NYSE last year. In addition, the Company filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act in the Annual Report on Form 10-K for the year ended December 31, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Brush Engineered Materials Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

      A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management's assessment that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Brush Engineered Materials Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2004 and 2003, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2004 and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Cleveland, Ohio
February 28, 2005

                                                                            (29)

CONSOLIDATED STATEMENTS OF INCOME
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2004, 2003 and 2002

(Dollars in thousands except per share amounts)

                                                                                            2004           2003          2002
                                                                                        -------------   -----------   -----------
Net sales...........................................................................    $     496,276   $   401,046   $   372,829
   Cost of sales....................................................................          385,202       328,008       324,932
                                                                                        -------------   -----------   -----------
Gross profit........................................................................          111,074        73,038        47,897
   Selling, general and administrative expense......................................           77,267        68,834        61,293
   Research and development expense.................................................            4,491         4,230         4,265
   Other - net......................................................................            4,282         8,918         4,975
                                                                                        -------------   -----------   -----------
Operating profit (loss).............................................................           25,034        (8,944)      (22,636)
   Interest expense.................................................................            8,377         3,751         3,219
                                                                                        -------------   -----------   -----------
                               INCOME (LOSS) BEFORE INCOME TAXES                               16,657       (12,695)      (25,855)
Minority interest...................................................................                -           (45)            -
Income taxes (benefit):
   Currently payable................................................................            1,349           855        (8,018)
   Deferred.........................................................................             (208)         (279)       17,767
                                                                                        -------------   -----------   -----------
                                                                                                1,141           576         9,749
                                                                                        -------------   -----------   -----------
                               NET INCOME (LOSS)                                        $      15,516   $   (13,226)  $   (35,604)
                                                                                        =============   ===========   ===========

Net income (loss) per share of common stock - basic.................................    $        0.87   $     (0.80)  $     (2.15)
                                                                                        =============   ===========   ===========

Weighted average number of shares of common stock outstanding - basic...............       17,865,053    16,562,864    16,557,388

Net income (loss) per share of common stock - diluted...............................    $        0.85   $     (0.80)  $     (2.15)
                                                                                        =============   ===========   ===========
Weighted average number of shares of common stock outstanding - diluted.............       18,163,915    16,562,864    16,557,388

See Notes to Consolidated Financial Statements.

(30)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

                                                                                            2004           2003          2002
                                                                                        -------------   -----------   -----------
Cash flows from operating activities:
Net income (loss)...................................................................    $      15,516   $  (13,226)   $   (35,604)

Adjustments to reconcile net income (loss) to net cash provided from operating activities:
   Depreciation, depletion and amortization.........................................           21,173        19,107        20,147
   Amortization of mine development.................................................            1,188         1,228           284
   Amortization of deferred financing costs in interest expense.....................            1,465           396           209
   Impairment from asset writedown..................................................                -             -         4,393
   Deferred tax (benefit) expense...................................................             (208)         (279)       17,767
   Derivative financial instruments ineffectiveness.................................              368         5,054          (253)
   Decrease (increase) in accounts receivable.......................................           (3,624)       (6,590)        9,654
   Decrease (increase) in inventory.................................................           (6,830)        8,646        16,587
   Decrease (increase) in prepaid and other current assets..........................           (1,806)        4,871        (1,387)
   Increase (decrease) in accounts payable and accrued expenses.....................              223         2,308        (3,914)
   Increase (decrease) in unearned revenue..........................................            7,789             -             -
   Increase (decrease) in interest and taxes payable................................            2,101         1,221        (3,086)
   Increase (decrease) in other long-term liabilities...............................           (1,925)         (443)       (7,879)
   Other - net......................................................................            3,490         4,019        (1,229)
                                                                                        -------------   -----------   -----------
                               NET CASH PROVIDED FROM OPERATING ACTIVITIES                     38,920        26,312        15,689

Cash flows from investing activities:
   Payments for purchase of property, plant and equipment...........................           (9,093)       (6,162)       (5,248)
   Payments for mine development....................................................              (57)         (157)         (166)
   Purchase of equipment previously held under operating lease......................             (880)      (51,846)            -
   Proceeds from sale of property, plant and equipment..............................              711           203           140
   Other investments - net..........................................................              (62)            -           (57)
                                                                                        -------------   -----------   -----------
                               NET CASH (USED IN) INVESTING ACTIVITIES                         (9,381)      (57,962)       (5,331)

Cash flows from financing activities:
   Proceeds from issuance (repayment) of short-term debt............................             (274)       (9,266)       (1,941)
   Proceeds from issuance of long-term debt.........................................            2,881        72,000        12,000
   Repayment of long-term debt......................................................          (29,346)      (26,034)      (23,000)
   Debt issuance costs..............................................................             (250)       (4,636)            -
   Issuance of common stock.........................................................           38,711             -             -
   Issuance of common stock under stock option plans................................            3,236            25             -
                                                                                        -------------   -----------   -----------
                               NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES           14,958        32,089       (12,941)

Effects of exchange rate changes on cash and cash equivalents.......................               84           266           (74)
                                                                                        -------------   -----------   -----------
                               NET CHANGE IN CASH AND CASH EQUIVALENTS                         44,581           705        (2,657)
                               CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   5,062         4,357         7,014
                                                                                        -------------   -----------   -----------
                               CASH AND CASH EQUIVALENTS AT END OF YEAR                 $      49,643   $     5,062   $     4,357
                                                                                        =============   ===========   ===========

See Notes to Consolidated Financial Statements.

                                                                            (31)

CONSOLIDATED BALANCE SHEETS
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2004 and 2003
(Dollars in thousands)

                                                                   2004          2003
                                                                ----------    ----------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents.................................   $   49,643    $    5,062
   Accounts receivable (less allowance of $1,555
     for 2004, and $1,427 for 2003)..........................       59,229        55,102
   Inventories...............................................       95,271        87,396
   Prepaid expenses..........................................        8,348         5,454
   Deferred income taxes.....................................          275           291
                                                                ----------    ----------
                                         TOTAL CURRENT ASSETS      212,766       153,305

OTHER ASSETS.................................................       14,876        18,902
LONG-TERM DEFERRED INCOME TAXES..............................          928           704

PROPERTY, PLANT, AND EQUIPMENT
   Land......................................................        7,305         7,284
   Buildings.................................................       98,905        98,576
   Machinery and equipment...................................      389,761       385,505
   Software..................................................       20,430        20,008
   Construction in progress..................................        5,122         4,691
   Allowances for depreciation...............................     (346,883)     (329,328)
                                                                ----------    ----------
                                                                   174,640       186,736
   Mineral resources.........................................        5,029         5,029
   Mine development..........................................       14,385        14,328
   Allowances for amortization and depletion.................      (16,435)      (15,247)
                                                                ----------    ----------
                                                                     2,979         4,110
                                                                ----------    ----------
                           PROPERTY, PLANT, AND EQUIPMENT-NET      177,619       190,846

GOODWILL.....................................................        7,992         7,859
                                                                ----------    ----------
                                                 TOTAL ASSETS   $  414,181    $  371,616
                                                                ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term debt...........................................   $   11,692    $   11,923
   Current portion of long-term debt.........................       19,209         1,464
   Accounts payable..........................................       13,234        16,038
   Salaries and wages........................................       23,741        17,443
   Taxes other than income taxes.............................        2,486         2,379
   Other liabilities and accrued items.......................       24,225        17,544
   Unearned revenue..........................................        7,789             -
   Income taxes..............................................        1,591         1,373
                                                                ----------    ----------
                                    TOTAL CURRENT LIABILITIES      103,967        68,164

OTHER LONG-TERM LIABILITIES..................................       10,798        14,739
RETIREMENT AND POST-EMPLOYMENT BENEFITS......................       49,729        49,358
LONG-TERM DEBT...............................................       41,549        85,756
MINORITY INTEREST IN SUBSIDIARY..............................            -            26

SHAREHOLDERS' EQUITY
   Serial preferred stock, no par value;
     5,000,000 shares authorized, none issued................            -             -
   Common stock, no par value; authorized 60,000,000
     shares; 25,526,516 issued shares (22,919,518 for 2003)..      137,247        93,336
   Common stock warrants.....................................            -         1,616
   Retained income...........................................      196,672       181,156
   Common stock in treasury, 6,307,009 shares in 2004
    (6,294,128 in 2003)......................................     (105,675)     (105,633)
   Other comprehensive income (loss).........................      (19,933)      (16,794)
   Other equity transactions.................................         (173)         (108)
                                                                ----------    ----------
                                   TOTAL SHAREHOLDERS' EQUITY      208,138       153,573
                                                                ----------    ----------
                   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $  414,181    $  371,616
                                                                ==========    ==========

See Notes to Consolidated Financial Statements.

(32)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands except per share amounts)

                                                                                     Common        Other
                                                    Common             Retained     Stock in   Comprehensive
                                                    Stock    Warrants   Income      Treasury   Income (loss)    Other      Total
                                                  ---------  --------  ---------    ---------  -------------  ---------   ---------
                     BALANCES AT JANUARY 1, 2002  $  92,861   $    -   $ 229,986    $(105,041) $    (4,350)   $     894   $ 214,350

Net loss........................................          -        -     (35,604)           -            -            -     (35,604)
Foreign currency translation adjustment ........          -        -           -            -          832            -         832
Derivative and hedging activity.................          -        -           -            -       (5,778)           -      (5,778)
Minimum pension liability.......................          -        -           -            -      (13,563)           -     (13,563)
                                                                                                                          ---------
Comprehensive loss..............................                                                                            (54,113)

Other equity transactions.......................        450        -           -          (75)           -       (1,392)     (1,017)
Forfeiture of restricted stock..................          -        -           -         (129)           -            3        (126)
                                                  ---------   ------   ---------    ---------    ---------    ---------   ---------

                   BALANCES AT DECEMBER 31, 2002     93,311        -     194,382     (105,245)     (22,859)        (495)    159,094

Net loss........................................          -        -     (13,226)           -            -            -     (13,226)
Foreign currency translation adjustment ........          -        -           -            -          475            -         475
Derivative and hedging activity ................          -        -           -            -        4,623            -       4,623
Minimum pension liability ......................          -        -           -            -          967            -         967
Comprehensive loss .............................                                                                             (7,161)

Proceeds from sale of 1,900 shares under option
plans ..........................................         21        -           -            -            -            -          21
Income tax benefit from employees' stock options          4        -           -            -            -            -           4
Issuance of 115,000 warrants ...................          -    1,616           -            -            -            -       1,616
Other equity transactions ......................          -        -           -         (229)           -          359         130
Forfeiture of restricted stock .................          -        -           -         (159)           -           28        (131)
                                                  ---------   ------   ---------    ---------    ---------    ---------   ---------

                   BALANCES AT DECEMBER 31, 2003     93,336    1,616     181,156     (105,633)     (16,794)        (108)    153,573

Net income......................................          -        -      15,516            -            -            -      15,516
Foreign currency translation adjustment.........          -        -           -            -          849)           -         849
Derivative and hedging activity.................          -        -           -            -         (809)           -        (809)
Minimum pension liability.......................          -        -           -            -       (3,179)           -      (3,179)
                                                                                                                          ---------
Comprehensive income............................                                                                             12,377

Proceeds from sale of 228,298 shares
  under option plans............................      3,236        -           -            -            -            -       3,236
Proceeds from stock offering of 2,250,000
  shares........................................     38,711        -           -            -            -            -      38,711
Exercise of 115,000 warrants....................      1,616   (1,616)          -            -            -            -           -
Other equity transactions.......................        348        -           -          141            -         (131)        358
Forfeiture of restricted stock..................          -        -           -         (183)           -           66        (117)
                                                  ---------   ------   ---------    ---------    ---------    ---------   ---------

                   BALANCES AT DECEMBER 31, 2004  $ 137,247   $    -   $ 196,672    $(105,675)   $ (19,933)   $    (173)  $ 208,138
                                                  =========   ======   =========    =========    =========    =========   =========

See Notes to Consolidated Financial Statements.

                                                                            (33)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION: The Company is a holding company with subsidiaries that have operations in the United States, Western Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer electronics, automotive electronics, magnetic and optical data storage, aerospace and defense, industrial components, appliance and medical. The Company's operations are aggregated into two business segments - the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, frame lid assemblies, other precious and non-precious metal products, ceramics, electronic packages and thick film circuits. The Company is vertically integrated and distributes its products through a combination of company-owned facilities and independent distributors and agents.

      USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

      CONSOLIDATION: The Consolidated Financial Statements include the accounts of Brush Engineered Materials Inc. and its subsidiaries. All of the Company's subsidiaries are wholly owned as of December 31, 2004. Inter-company accounts and transactions are eliminated in consolidation.

      CASH EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

      ACCOUNTS RECEIVABLE: An allowance for doubtful accounts is maintained for the estimated losses resulting from the inability of customers to pay the amounts due. The allowance is based upon identified delinquent accounts, customer payment patterns and other analyses of historical data and trends.

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

                                                           Years
                                                      -------------
Land improvements ...............................           5 to 25
Buildings .......................................          10 to 40
Leasehold improvements ..........................     Life of lease
Machinery and equipment .........................           3 to 15
Furniture and fixtures ..........................           4 to 15
Automobiles and trucks ..........................            2 to 8
Research equipment ..............................           6 to 12
Computer hardware ...............................           3 to 10
Computer software ...............................           3 to 10

      Leasehold improvements will be depreciated over the life of the improvement if it is shorter than the life of the lease. Depreciation expense was $21.1 million in 2004, $18.6 million in 2003 and $19.8 million in 2002. Repair and maintenance costs are expensed as incurred.

      MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs are capitalized as mineral resources on the balance sheet and are depleted using the units-of-production method based upon recoverable proven reserves. Overburden, or waste rock, is removed prior to the extraction of the ore from a particular open pit. The removal cost is capitalized and amortized as the ore is extracted using the units-of-production method based upon the proven reserves in that particular pit. Exploration and development expenses, including development drilling, are charged to expense in the period in which they are incurred.

      INTANGIBLE ASSETS: Under Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets", goodwill and other indefinite-lived intangible assets are not amortized, but instead reviewed annually at December 31, or more frequently under certain circumstances, for impairment. The Company determined that a goodwill impairment charge was not required during 2004 or the preceding two years. Intangible assets with finite lives are amortized using the straight-line method or effective interest method, as applicable, over the periods estimated to be benefited, which is generally 20 years or less.

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

      ASSET RETIREMENT OBLIGATION: The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations", in the fourth quarter 2002. Under this statement, a liability must be recorded to recognize the legal obligation to remove an asset at the time the asset is acquired or when the legal liability arises. The liability is recorded for the present value of the ultimate obligation by discounting the estimated future cash flows using a credit-adjusted risk-free interest rate. The liability is accreted over time, with the accretion charged to expense. An asset equal to the fair value of the liability is recorded concurrent with the liability. The asset is then depreciated over the life of the asset. Adoption of this statement did not have a material effect on the Company's results of operations or financial position.

(34)

      REVENUE RECOGNITION: In accordance with Staff Accounting Bulletin (SAB) 101, the Company recognizes revenue when the goods are shipped and title passes to the customer. The Company requires persuasive evidence that a revenue arrangement exists, delivery of the product has occurred, the selling price is fixed or determinable and collectibility is reasonably assured before revenue is realized and earned. Billings under long-term sales contracts in advance of the shipment of the goods are recorded as unearned revenue, which is a liability on the balance sheet. Revenue is only recognized for these transactions when the goods are shipped and all other revenue recognition criteria are met.

      SHIPPING AND HANDLING COSTS: The Company records shipping and handling costs for products sold to customers in cost of sales on the Consolidated Statements of Income.

      ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were $1.0 million in 2004, $0.8 million in 2003 and $0.6 million in 2002.

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

      RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform to the 2004 consolidated financial statement presentation.

      VARIABLE INTEREST ENTITIES: The FASB issued Financial Interpretation (FIN) 46, "Consolidation of Variable Interest Entities" in January 2003 effective for periods ending subsequent to June 15, 2003 for variable entities for which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The release clarifies the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from others. The Company adopted FIN 46 as proscribed and its adoption did not have a material impact on the Company's results of operations or financial position.

      STOCK OPTIONS: The Company provides a stock incentive plan for eligible employees. See Note H to the Consolidated Financial Statements for further details. The Company has adopted the disclosure-only provisions of Statement No. 123,"Accounting for Stock-Based Compensation"and applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25,"Accounting for Stock Issued to Employees"and related interpretations in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method proscribed by Statement No. 123 by amortizing the expense over the options' vesting period, the pro forma net income (loss) and earnings per share (E.P.S.) would have been as noted below:

(Dollars in thousands, except per share data)           2004               2003               2002
                                                    -----------        -----------        -----------
Net income (loss) - as reported..............       $    15,516        $   (13,226)       $   (35,604)
Pro forma stock option expense...............            (1,882)            (1,095)            (1,494)
                                                    -----------        -----------        -----------
Net income (loss) - pro forma................       $    13,634        $   (14,321)       $   (37,098)
                                                    ===========        ===========        ===========
Basic E.P.S. - as reported...................       $      0.87        $     (0.80)       $     (2.15)
Basic E.P.S. - pro forma ....................       $      0.76        $     (0.86)       $     (2.24)
Diluted E.P.S. - as reported ................       $      0.85        $     (0.80)       $     (2.15)
Diluted E.P.S. - pro forma ..................       $      0.75        $     (0.86)       $     (2.24)

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

     The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $7.72, $2.79 and $6.40 for 2004, 2003 and 2002, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2004, 2003 and 2002:

                              2004         2003         2002
                             ------       ------       ------
Risk-free interest rate        3.26%        3.63%        4.52%
Dividend yield ........           0%           0%           0%
Volatility of stock ...        41.8%        39.5%        39.6%
Expected life of option      6 YEARS      8 years      8 years

     NEW PRONOUNCEMENTS: The FASB issued Statement No. 151, "Inventory Costs", in November 2004, which amends ARB No. 43. The statement requires idle facility expense, excessive spoilage, double freight and rehandling costs to be treated as current period charges regardless of whether they meet the ARB No. 43 criteria of "so abnormal". In addition, the statement requires fixed overhead costs to be allocated to conversion cost based upon the normal capacity of the production facility. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not determined the impact the adoption of this statement will have on its results of operations or financial condition.

      The FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", and FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" in December 2004. These FSPs provide accounting and disclosure guidelines relative to the income tax deductions and repatriation provisions contained in the American Jobs Creation Act of 2004 (the Act). The FSPs were effective upon issuance. The Company has not determined what impact, if any, the Act and these FSPs may have on its results of operations or financial condition.

      The FASB issued Statement No. 123 (Revised 2004), "Share-Based Payments", in December 2004 that revises Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The revised statement requires

                                                                            (35)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

compensation cost for all share-based payments, including employee stock options, to be measured at fair value and charged against income. Compensation cost would be determined at the date of the award through the use of a pricing model and charged against income over the vesting period for each award. The revised statement is effective for periods beginning after June 15, 2005 and early adoption is allowed. The Company has not determined if it will apply the modified prospective or retrospective transition method upon adoption nor has it selected a pricing model to use to calculate the fair value of its awards. Therefore, the Company has not determined the impact of adopting this revised statement on its results of operations and financial condition. The pro forma effect on net income and income per share for 2004, 2003 and 2002 of using the Black-Scholes model to calculate the fair value of outstanding stock options had the provisions of Statement No. 123 been applied in those years are set forth earlier in this note.

NOTE B - INVENTORIES

      Inventories in the Consolidated Balance Sheets are summarized as follows:

                                                   December 31,
(Dollars in thousands)                          2004       2003
                                              --------  -----------
Principally average cost:
   Raw materials and supplies..............   $ 22,705  $    24,990
   Work in process.........................     77,438       65,212
   Finished goods..........................     27,538       20,637
                                              --------  -----------
     Gross inventories.....................    127,681      110,839

Excess of average cost over LIFO
   inventory value.........................     32,410       23,443
                                              --------  -----------
     Net inventories.......................   $ 95,271  $    87,396
                                              ========  ===========

      Average cost approximates current cost. Gross inventories accounted for using the LIFO method totaled $85.7 million at December 31, 2004 and $73.9 million at December 31, 2003. The liquidation of LIFO inventory layers in 2004 reduced cost of sales by $0.4 million.

NOTE C - IMPAIRMENT CHARGE

      The Company recorded asset impairment charges of $4.4 million in the fourth quarter 2002 in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The impairment charges resulted from the assets' undiscounted projected cash flows being less than their carrying values. The Metal Systems Group wrote off $3.1 million of equipment and related facilities formerly used in the production of beryllium. The equipment has been shut down due to the use of alternate input materials and manufacturing processes. Management does not believe these assets are salable. The Microelectronics Group wrote down equipment and a building $1.3 million from its net book value of $1.9 million to its estimated fair market value of $0.6 million. The fair market value was determined by an appraisal by an independent firm. The equipment was shut down in 2003 and the majority of the equipment was subsequently disposed or sold. The building was sold in 2004 for an immaterial gain. The impairment charges were recorded in other-net on the Company's 2002 Consolidated Statement of Income.

NOTE D - INTEREST

      Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the interest incurred, capitalized and paid, as well as the amortization of capitalized interest for 2004, 2003 and 2002.

(Dollars in thousands)                          2004        2003         2002
                                              --------   ----------   ----------
Interest incurred..........................   $  8,553   $    3,665   $    3,304
Less capitalized interest..................        176          (86)          85
                                              --------   ----------   ----------
Total expense..............................   $  8,377   $    3,751   $    3,219
                                              ========   ==========   ==========

Interest paid..............................   $  6,103   $    2,558   $    3,162
                                              ========   ==========   ==========

Amortization of capitalized interest
   included in cost of sales...............   $    593   $      623   $      716
                                              ========   ==========   ==========

      The increase in expense in 2004 over 2003 was due to the additional debt outstanding resulting from the December 2003 refinancing. Deferred financing costs within interest expense were also $1.1 million higher in 2004 than in 2003 as a result of this refinancing. See Note E to the Consolidated Financial Statements.

      In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The net contract (income) expense, including interest expense recorded in selling, general and administrative expense, was ($0.7) million, $1.4 million and ($0.5) million in 2004, 2003 and 2002, respectively. The related interest expense was $0.3 million, $1.3 million and $1.5 million in 2004, 2003 and 2002, respectively. The program was terminated and the Company received back the net surrender value in 2004. The contracts had been recorded at cash surrender value, net of policy loans, in other assets on the Consolidated Balance Sheet.

NOTE E - DEBT

      A summary of long-term debt follows:

                                                   December 31,
(Dollars in thousands)                          2004        2003
                                              --------   ----------
Senior Credit Agreement:
   Revolving credit agreement..............   $      -   $   20,000
   Senior five-year term note payable in
   installments beginning in 2004..........     11,143       12,000
   Senior five-year term note payable in
   installments beginning in 2004..........      7,429        8,000
Variable rate demand bonds payable in
   installments beginning in 2005..........      3,000        3,000
Variable rate promissory note - Utah
   land purchase payable in 20 annual
   installments through 2021...............        881          915
Variable rate industrial development
   revenue bonds payable in 2016...........      8,305        8,305
Subordinated five-year term note...........     30,000       35,000
                                              --------   ----------
                                                60,758       87,220
Current portion of long-term debt..........    (19,209)      (1,464)
                                              --------   ----------
Total......................................   $ 41,549   $   85,756
                                              ========   ==========

(36)

      Maturities on long-term debt instruments as of December 31, 2004, which also reflect the voluntary pre-payment of the senior five-year term notes in 2005, are as follows:

(Dollars in thousands)
2005............................    $ 19,209
2006............................         637
2007............................         638
2008............................      30,640
2009............................         642
Thereafter......................       8,992
                                    --------
Total...........................    $ 60,758
                                    ========

      In December 2003, the Company refinanced its existing revolving credit agreement and a synthetic operating lease with a new debt structure totaling $147.5 million. The refinancing included a five-year $105.0 million senior secured credit agreement, a five-year $35.0 million subordinated term loan and a $7.5 million Exim line of credit.

      The senior secured credit agreement is with six financial institutions and at December 31, 2004 provides a maximum availability of $103.6 million. It consists of an $85.0 million revolving credit line secured by the Company's working capital and certain other assets, an $11.2 million term note secured by the Company's real estate and a $7.4 million term note secured by the Company's machinery and equipment. The credit agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities. At December 31, 2004, there were no borrowings outstanding against the revolving credit line and $18.6 million outstanding on the two term loans at an average rate of 4.26%. The rate resets quarterly according to the terms and conditions available under the agreement. The term notes were originally drawn at $12.0 million and $8.0 million, respectively,in December 2003 and were reduced by quarterly scheduled installments that began in July 2004. In December 2004, the credit agreement was amended to extend the maturity to December 3, 2009 and revise certain other items including pricing, reporting schedules, definitions and allowable transactions. In addition, the term note provisions were amended to allow prepayment of the term loans and the re-borrowing of those funds under the revolver up to amounts limited by the original term loan amortization schedules. The Company exercised its right to prepay the term notes in full in January 2005.

      The $7.5 million Exim facility, which was secured by certain foreign accounts receivable of the Company, was terminated in December 2004. There were no outstanding borrowings against this facility at the end of 2003 or during 2004.

      The $35.0 million subordinated term note is secured by a second lien on the Company's working capital, real estate, machinery and equipment and certain other assets, and is payable in December 2008. The Company prepaid $5.0 million in July 2004 as allowed without penalty. At December 31, 2004, the Company had $30.0 million in long-term borrowings outstanding on this note at an average rate of 16.1%. The rate is based on variable prime plus a premium and resets quarterly. To hedge a portion of this variability, the Company entered into an interest rate swap, fixing the rate at 6.98% for a notional value of $10.0 million over the life of the note.

      Both the credit agreement and the subordinated term note are subject to restrictive covenants including leverage, fixed charges and capital expenditures. The subordinated term note restricts the issuance of dividends. The senior credit agreement and the subordinated term note are also secured by a first and second lien on the stock of certain of the Company's direct and indirect subsidiaries.

      Proceeds from the 2003 refinancing were used to retire the existing revolving credit agreement and to terminate an off-balance sheet operating lease by purchasing the assets being leased for $51.8 million. See Note F to the Consolidated Financial Statements. Financing fees of $6.5 million associated with the debt refinancing were deferred and included in other assets on the Consolidated Balance Sheet and are being amortized over the life of the underlying debt. Included in the $6.5 million deferred financing cost was the fair value of warrants for the purchase of 115,000 shares of the Company's common stock. The warrants were exercised in July 2004.

      The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

                                             DECEMBER 31, 2004
(Dollars in thousands)               Total     Outstanding    Available
                                    --------   -----------   ----------
Domestic........................    $ 36,252   $         -   $   36,252
Foreign.........................       5,084         1,202        3,882
Precious metal..................      10,490        10,490            -
                                    --------   -----------   ----------
Total...........................    $ 53,826   $    11,692   $   40,134
                                    ========   ===========   ==========

                                             December 31, 2003
(Dollars in thousands)                Total    Outstanding   Available
                                     -------   -----------   ---------
Domestic........................      34,634   $   2,049     $  32,585
Foreign.........................       4,439         142         4,297
Precious metal..................       9,732       9,732             -
                                     -------   ---------     ---------
Total...........................      48,805   $  11,923     $  36,882
                                     =======   =========     =========

      The domestic line is committed and included in the $85.0 million maximum borrowing under the revolving credit agreement (which is limited by the available working capital collateral) and for 2003 also includes the $7.5 million Exim facility, each mentioned above. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is secured and renewed annually. The average interest rate on short-term debt was 4.34% and 5.50% as of December 31, 2004 and 2003, respectively.

      In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8.3 million in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 1.15% to 2.25% in 2004 and 0.85% to 1.81% during 2003.

      In 1994, the Company refunded its $3.0 million industrial development revenue bonds. The 7.25% bonds were refunded into variable rate demand bonds. The variable rate ranged from 0.95% to 2.06% during 2004 and from 0.78% to 1.65% during 2003.

                                                                            (37)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

      The prior revolving credit agreement, as amended, which was terminated in December 2003, included certain restrictive covenants including interest coverage, fixed charges, leverage tests, certain rent expenses, capital expenditure levels, dividend declarations and permitted acquisitions. A portion of the Company's domestic receivables and inventory up to a maximum of $55.0 million secured the agreement. In January 2003, this agreement was amended to waive certain covenants effective December 31, 2002. In March 2003, the agreement was amended to extend the maturity until April 2004 and revise various covenants.

NOTE F - LEASING ARRANGEMENTS

      The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $7.6 million, $16.2 million, and $17.3 million during 2004, 2003, and 2002, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2004, are as follows: 2005 - $4.8 million; 2006 - $4.4 million; 2007 - $4.0 million; 2008 - $4.0 million; 2009 - $3.6 million and thereafter - $6.6 million.

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

      In December 2003, the Company terminated an operating lease for certain equipment located at the Elmore, Ohio facility and purchased the assets for a residual value of $51.8 million as part of the Company's refinancing. See Note E to the Consolidated Financial Statements. This leasing arrangement, which began in 1996, was structured as a synthetic lease, which means it was an operating lease for financial reporting purposes and a capital lease for federal income tax purposes. Lease payments for the related equipment began in 1999 and continued through the initial lease term expiring in 2001. The Company then exercised its option to renew the lease of the equipment annually for one-year periods and in 2003 purchased the equipment. The 2003 expense for this lease was $9.3 million and is included in the rent expense amounts in the above paragraph.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

      The Company is exposed to interest rate and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2004 and 2003.

                                       DECEMBER 31, 2004        December 31, 2003
                                     ---------------------     ---------------------
Asset/(liability)                    Notional    Carrying      Notional     Carrying
(Dollars in thousands)                Amount      Amount        Amount       Amount
                                     --------    ---------     --------     --------
FOREIGN CURRENCY CONTRACTS
   Forward contracts
    Yen ........................     $ 16,622     $   (765)     $16,242     $   (677)
    Euro .......................       27,842       (2,113)      13,697       (1,307)
    Sterling ...................        5,189         (228)       3,536         (155)
                                     --------    ---------     --------     --------
      Total ....................     $ 49,653     $ (3,106)     $33,475     $ (2,139)
                                     ========     ========      =======     ========

Options
    Yen ........................     $  3,366     $    (18)     $     -     $      -
    Euro .......................        9,200         (761)       6,290         (749)
                                     --------    ---------     --------     --------
      Total ....................     $ 12,566     $   (779)     $ 6,290     $   (749)
                                     ========     ========      =======     ========

INTEREST RATE EXCHANGE CONTRACTS
   Floating to fixed ...........     $ 52,202     $ (3,256)     $55,858     $ (5,314)

SHORT- AND LONG-TERM DEBT ......            -      (72,450)           -      (99,143)

(38)

      The fair values equal the carrying amounts in the Company's Consolidated Balance Sheets as of December 31, 2004 and 2003. Statement No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the foreign currency forward contracts and options and the interest rate contracts were calculated by third parties on behalf of the Company using the applicable market rates at December 31, 2004 and December 31, 2003. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

      The Company records derivatives in its financial statements in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended Statement No. 133. Each of the Company's interest rate swaps and foreign currency derivative contracts were designated as cash flow hedges at inception as defined under these statements. Statement No. 133 requires the fair value of outstanding derivative instruments to be recorded on the balance sheet. Accordingly, derivative fair values were included in the balance sheet line items as follows:

Debit/(credit) balance                               December 31,
(Dollars in thousands)                            2004        2003
                                                --------    ---------
Other liabilities and accrued items.........    $ (4,216)   $  (3,952)
Other long-term liabilities.................      (2,925)      (4,250)
                                                --------    ---------
   Total....................................    $ (7,141)   $  (8,202)
                                                ========    =========

      The balance sheet classification of the fair values is dependent upon the Company's rights and obligations under each derivative and the remaining term to maturity. Changes in fair values of derivatives are recorded in income or other comprehensive income (loss) (hereafter "OCI") as appropriate under Statement No. 133 guidelines. A reconciliation of the changes in fair values and other derivative activity recorded in OCI for 2004 and 2003 is as follows:

(Dollars in thousands)                            2004         2003
                                               ---------     ---------
Balance in other comprehensive income
   (loss) at January 1......................   $  (3,216)    $  (7,839)
Changes in fair values and other current
   period activity..........................      (3,336)         (107)
Matured derivatives - charged to expense....       2,527            95
Derivative ineffectiveness  -
   (credited)/charged to expense............           -         4,635
                                               ---------     ---------
Balance in other comprehensive income
   (loss) at December 31....................   $  (4,025)    $  (3,216)
                                               =========     =========

      One of the Company's interest rate swaps had a notional value of $42.2 million as of December 31, 2004 and was initially designated as a hedge of the variable rate portion of an operating lease. As a result of the refinancing in December 2003, as further described in Notes E and F to the Consolidated Financial Statements, that lease was terminated and the $4.6 million cumulative loss previously recorded in OCI that was associated with the swap was charged to expense on the Consolidated Statements of Income in 2003 as the swap no longer qualified for hedge accounting treatment. The swap remained in place after the refinancing as payments under the swap serve as a hedge against the interest rate payments on the new variable rate debt. However, changes in the fair value of the swap due to movements in the market interest rates subsequent to the date of the refinancing are charged to income or expense in the current period.

      Hedge ineffectiveness, including amounts charged from OCI and other adjustments to the fair values of derivatives that did not flow through OCI, primarily the above referenced interest rate swap, was an expense of $0.4 million in 2004 and $5.1 million in 2003 and was included in other-net expense on the Consolidated Statements of Income. The Company estimates that approximately $3.4 million of the balance in OCI as of December 31, 2004 will be charged to income during 2005 as a result of maturing derivatives.

      The Company hedged a portion of its net investment in its Japanese subsidiary using yen-denominated debt until this loan was repaid in December 2003. A net loss of $0.6 million associated with translating this debt into dollars was recorded in the cumulative translation adjustment as of December 31, 2004 and 2003. This balance will remain in cumulative translation adjustment and will only be charged to income should the Company ever liquidate its investment.

                                                                            (39)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

FOREIGN EXCHANGE HEDGE CONTRACTS

      The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company's policy limits contracts to maturities of two years or less from the date of issuance. The outstanding contracts as of December 31, 2004 are scheduled to mature during 2005 and the first six months of 2006. Realized gains and losses on foreign exchange contracts are recorded in other-net on the Consolidated Statements of Income. The total exchange gain/(loss), which includes realized and unrealized losses, was ($1.8) million in 2004, ($0.9) million in 2003 and $1.5 million in 2002.

INTEREST RATE HEDGE CONTRACTS

      The Company attempts to minimize its exposure to interest rate variations by using combinations of fixed and variable rate instruments with varying lengths of maturities. Depending upon the interest rate yield curve, credit spreads, projected borrowing requirements and rates, cash flow considerations and other factors, the Company may elect to secure interest rate swaps, caps, collars, options or other related derivative instruments to hedge portions of its interest rate exposure. Both fixed-to-variable and variable-to-fixed interest rate swaps may be used.

      In December 2003, the Company entered into a five-year variable-to-fixed interest rate swap with a $10.0 million notional value designated as a hedge of a portion of its new variable rate debt.

      The Company also has the previously discussed $42.2 million interest rate swap that does not qualify for hedge accounting under the current regulations, but cash payments made or received under this swap will tend to offset changes in the interest payments made on portions of its outstanding variable rate debt not otherwise hedged. The swap matures in 2008 and its notional value declines over time. Gains and losses on this swap were charged to cost of sales over its life until the underlying hedged item, an equipment operating lease, was terminated in December 2003. Gains and losses from that point forward are recorded as derivative ineffectiveness within other-net on the Consolidated Statements of Income.

      In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3.0 million industrial revenue development bond. Gains and losses on this swap were recorded in interest expense on the Consolidated Statements of Income. This swap matured during 2002.

NOTE H - CAPITAL STOCK

      During the third quarter of 2004, the Company completed a common stock offering of 2,050,000 newly issued shares and 115,000 secondary shares of common stock issued by selling shareholders. In addition, pursuant to a partial exercise of an over allotment option by the underwriters, an additional 200,000 primary shares were issued, bringing the total of primary shares of common stock issued under the offering to 2,250,000. The net proceeds from the offering, after deducting fees, were $38.7 million. The majority of proceeds from the offering was used to repay outstanding borrowings under the Company's revolving line of credit and $5.0 million of the proceeds was used to repay a portion of the Company's long-term subordinated debt.

      In connection with the Company's refinancing agreement dated December 4, 2003, 115,000 $0.01 common stock warrants were issued to the lenders as part of their fee. Holders of the warrants were entitled to redeem them for an equal number of shares of Company common stock. The warrants were recorded as a component of shareholders' equity at their fair value at the time of issuance. The holders of the warrants redeemed them in the third quarter 2004 and sold their shares concurrent with the Company's new share offering.

      The Company has 5 million shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

      On January 27, 1998 the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of common stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. A total of 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of common stock and will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of common stock. The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

(40)

      The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2004, no performance units had been granted.

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

     Stock option and restricted share award activities are summarized in the following table:

                                                             2004                    2003                     2002
                                                    ---------------------   -----------------------   ---------------------
                                                                Weighted-                 Weighted-               Weighted-
                                                                average                   average                  average
                                                                Exercise                  Exercise                Exercise
                                                     Shares       Price       Shares        Price      Shares       Price
                                                    ---------   ---------   ----------   ----------   ---------   ---------
STOCK OPTIONS
   Outstanding at beginning of year.............    1,474,943    $  15.78    1,394,688   $    17.82   1,346,568   $   18.83
   Granted......................................      242,650       17.01      262,800         5.62     256,750       12.17
   Exercised....................................     (228,298)      14.19       (1,900)       12.89           -           -
   Cancelled....................................      (21,585)      18.38     (180,645)       16.76    (208,630)      17.42
                                                    ---------               ----------                ---------
   Outstanding at end of year...................    1,467,710       16.19    1,474,943        15.78   1,394,688       17.82
                                                    =========               ==========                =========
   Exercisable at end of year...................    1,236,930       16.75    1,231,103        16.78   1,166,908       18.18
                                                    =========               ==========                =========

RESTRICTED AWARDS
   Awarded and restricted at beginning of year..       46,950                   77,845                   60,745
   Awarded during the year......................       13,700                        -                   33,100
   Vested.......................................      (14,100)                 (26,845)                 (15,700)
   Forfeited....................................       (8,000)                  (4,050)                    (300)
                                                    ---------               ----------                ---------
   Awarded and restricted at end of year........       38,550                   46,950                   77,845
                                                    =========               ==========                =========

      The restricted awards are recorded as a component of shareholders' equity at their fair value as of the grant date. The fair value is subsequently amortized as deferred compensation expense over the vesting period. Amounts recorded against selling, general and administrative expense on the Consolidated Statements of Income totaled $0.1 million in 2004, $0.3 million in 2003 and $0.4 million in 2002.

                                                                            (41)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

      The following table provides additional information about stock options outstanding as of December 31, 2004:

                          Options Outstanding              Options Exercisable
                  -----------------------------------   -----------------------
                                Weighted-
                                 average    Weighted-                 Weighted-
                                Remaining    average                   average
   Range of          Number      Contract   Exercise      Number      Exercise
Option Prices     Outstanding     Life        Price     Exercisable     Price
---------------   -----------   ---------   ---------   -----------   ---------
$ 5.55 - $ 8.10      222,930      8.15      $    5.63      154,290    $   5.67
$12.15 - $15.06      308,025      6.04          13.07      267,155       13.21
$15.97 - $18.13      575,280      5.60          17.06      472,580       17.06
$20.64 - $23.78      225,800      5.96          22.33      207,230       22.32
$26.44 - $26.72      135,675      3.34          26.72      135,675       26.72
                  ----------      ----      ---------    ---------    --------
                   1,467,710      5.93      $   16.19    1,236,930    $  16.75
                  ==========      ====      =========    =========    ========

      The weighted-average remaining contractual life of options outstanding at December 31, 2003 and 2002 was 5.99 years and 6.04 years, respectively. The number of shares available for future grants as of December 31, 2004, 2003 and 2002 was 245,566 shares, 472,331 shares and 550,986 shares, respectively.

NOTE I-INCOME TAXES

      Income (loss)before income taxes and income taxes (benefit) are comprised of the following components, respectively:

(Dollars in thousands)                      2004         2003         2002
                                         ----------    ---------    -----------
Income (loss) before income taxes:
     Domestic.........................   $   14,030    $ (14,721)   $   (24,996)
     Foreign..........................        2,627        2,071           (859)
                                         ----------    ---------    -----------
        Total before income taxes.....   $   16,657    $ (12,650)   $   (25,855)
                                         ==========    =========    ===========

Income taxes (benefit):
   Current income taxes:
     Domestic.........................   $      528    $     158    $    (8,311)
     Foreign..........................          821          697            293
                                         ----------    ---------    -----------
        Total current.................        1,349          855         (8,018)

Deferred income taxes:
     Domestic.........................   $    9,280    $  (5,291)   $    (1,068)
     Foreign..........................         (208)        (279)        (1,095)
     Valuation allowance..............       (9,280)       5,291         19,930
                                         ----------    ---------    -----------
        Total deferred................         (208)        (279)        17,767
                                         ----------    ---------    -----------
        Total income taxes (benefit)..   $    1,141    $     576    $     9,749
                                         ==========    =========    ===========

      The reconciliation of the federal statutory and effective income tax rates follows:

                                     2004     2003       2002
                                    -----    ------     ------
Federal statutory rate............   34.0%    (34.0)%    (34.0)%
State and local income taxes, net
   of federal tax effect..........    0.7       0.9        0.5
Effect of excess of percentage
   depletion over cost depletion..   (4.7)     (7.6)      (2.2)
Company-owned life insurance......   34.1       3.6       (0.6)
Officers' compensation............    3.1       0.7          -
Taxes on foreign source income....   (7.2)     (3.7)      (4.1)
Valuation allowance...............  (55.7)     41.8       77.1
Other items.......................    2.6       2.8        1.0
                                    -----     -----       ----
     Effective tax rate...........    6.9%      4.5%      37.7%
                                    =====     =====       ====


      In 2004, in accordance with the provisions of Statement No. 109, "Accounting for Income Taxes," the Company recorded a $9.3 million reduction to tax expense and valuation allowance due to the utilization of net operating losses. In addition, the Company recorded a $1.3 million valuation allowance in 2004 to other comprehensive income (OCI) as an increase to the previous balance of $5.4 million for deferred tax assets associated with the changes for the minimum pension liability and derivative and hedging activities. No valuation allowance was required on $1.2 million of net deferred tax assets associated with certain foreign subsidiaries.

      The Company intends to maintain a valuation allowance on the net deferred tax assets until a realization event occurs to support reversal of all or a portion of the reserve.

      Included in current domestic income taxes, as shown in the Consolidated Statements of Income, are $0.2 million of state and local income taxes in 2004, 2003 and 2002, annually.

(42)

      The Company had domestic and foreign income tax payments (refunds), of $1.1 million, $(3.3) million and $(1.1) million in 2004, 2003 and 2002, respectively.

      Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31, 2004 and 2003:

(Dollars in thousands)                                   2004         2003
                                                      ---------    ----------
Post-retirement benefits other
   than pensions.................................     $  12,000    $   12,072
Alternative minimum tax credit...................        10,981        10,629
Other reserves...................................         2,591         2,518
Environmental reserves...........................         1,969         2,311
Pensions.........................................         4,460         2,416
Derivative instruments and hedging activities....         2,476         2,051
Inventory........................................            20           495
Tax credit carryforward..........................         1,851         1,851
Net operating loss carryforward..................        23,385        32,232
Capitalized interest expense.....................           237           419
Miscellaneous....................................             -            64
                                                      ---------    ----------
                                                         59,970        67,058
Valuation allowance..............................       (23,175)      (30,793)
                                                      ---------    ----------
Total deferred tax assets........................        36,795        36,265

Depreciation.....................................       (33,148)      (33,060)
Mine development.................................        (1,858)       (2,210)
Miscellaneous....................................          (586)            -
                                                      ---------    ----------
Total deferred tax liabilities...................       (35,592)      (35,270)
                                                      ---------    ----------
Net deferred tax asset...........................     $   1,203    $      995
                                                      =========    ==========

      At December 31, 2004, for income tax purposes, the Company had domestic net operating loss carryforwards of $62.5 million, which are scheduled to expire in calendar years 2021 through 2023. The Company also had foreign net operating loss carryforwards for income tax purposes totaling $5.0 million that do not expire.

      At December 31, 2004, the Company had alternative minimum tax loss carryforwards of $24.6 million that do not expire. Utilization of these loss carryforwards is limited, on an annual basis, to 90% of alternative minimum taxable income. This limitation required the Company to record a $0.4 million tax liability in 2004.

      At December 31, 2004, the Company had research and experimentation tax credit carryforwards of $1.9 million that are scheduled to expire in calendar years 2008 through 2020.

      A provision has not been made with respect to $10.6 million of unremitted earnings at December 31, 2004 that have been invested by foreign subsidiaries. It is not practical to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

      The U.S. Congress passed the American Jobs Creation Act of 2004 (The Act) in October 2004. The new law contains numerous changes to existing tax laws. Among other things, the Act will provide a deduction with respect to income of certain U.S. manufacturing activities and allow for favorable taxing on repatriation of certain offshore earnings. The Company has not yet determined what impact, if any, the new law may have on future results of operations and financial condition.

NOTE J - EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted net earnings (loss) per share (E.P.S.):

(Dollars in thousands,
except per share data)              2004           2003             2002
                                -----------     -----------      -----------
Numerator for basic
  and diluted E.P.S.:
   Net income (loss).........   $    15,516     $   (13,226)     $   (35,604)

Denominator for
basic E.P.S.:
    Weighted-average
     shares outstanding......    17,865,053      16,562,864)      16,557,388

Effect of dilutive
 securities:
    Employee stock options...       204,788               -                -
    Special restricted stock.        36,574               -                -
    Warrants.................        57,500               -                -
                                -----------     -----------      -----------

    Diluted potential
     common shares...........       298,862               -                -
                                -----------     -----------      -----------

Denominator for
diluted E.P.S.:
    Adjusted weighted-
     average shares
     outstanding.............    18,163,915      16,562,864       16,557,388)
                                -----------     -----------      -----------

Basic E.P.S..................   $      0.87     $     (0.80)     $     (2.15)
                                -----------     -----------      -----------

Diluted E.P.S................   $      0.85     $     (0.80)     $     (2.15)
                                -----------     -----------      -----------

     Under Statement No. 128, "Earnings per Share," no potential common shares are included in the computation of diluted per-share amounts when a loss from continuing operations exists. Accordingly, dilutive securities have been excluded from the diluted E.P.S calculation of 109,052 for 2003 and 51,337 for 2002.

     Options to purchase common stock with exercise prices in excess of the average share price totaling 361,475 at December 31, 2004; 1,217,643 at December 31, 2003; and 1,394,688 at December 31, 2002 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

                                                                            (43)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

NOTE K - PENSIONS AND OTHER POST-RETIREMENT BENEFITS

      The obligation and funded status of the Company's domestic defined benefit pension plan, unfunded supplemental retirement plan and retiree medical and life insurance plan are as follows:

                                                                             Pension Benefits            Other Benefits
                                                                          -----------------------     ---------------------
                                                                           2004           2003          2004         2003
                                                                          ------        ---------     --------     --------
(Dollars in thousands)

CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year..............................     $ 110,469     $ 100,821     $ 45,449     $ 43,453
Service cost.........................................................         4,242         4,116          280          274
Interest cost........................................................         6,900         6,668        2,572        2,818
Amendments...........................................................           119             -            -            -
Actuarial (gain) loss................................................         6,234         4,312       (2,202)       2,336
Benefit payments.....................................................        (5,444)       (5,413)      (3,209)      (3,433)
Settlements..........................................................             -           (35)           -            -
                                                                          ---------     ---------     --------     --------
Benefit obligation at end of year....................................       122,520       110,469       42,890       45,449

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year.......................        85,803        78,086            -            -
Actual return on plan assets.........................................         8,955        13,058            -            -
Employer contributions...............................................            68            72        3,209        3,433
Benefit payments.....................................................        (5,443)       (5,413)      (3,209)      (3,433)
                                                                          ---------     ---------     --------     --------
Fair value of plan assets at end of year.............................        89,383        85,803            -            -
                                                                          ---------     ---------     --------     --------

Funded status........................................................       (33,137)      (24,666)     (42,890)     (45,449)
Unrecognized net actuarial loss......................................        33,189        26,831        8,369       10,826
Unrecognized prior service cost (benefit)............................         4,991         5,519         (797)        (909)
Unrecognized initial net (asset) obligation..........................             -            (1)           -            -
                                                                          ---------     ---------     --------     --------
Net amount recognized................................................     $   5,043     $   7,683     $(35,318)    $(35,532)
                                                                          =========     =========     ========     ========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:

Accrued benefit liability............................................     $ (15,715)    $ (10,395)    $(35,318)    $(35,532)
Intangible asset.....................................................         4,983         5,482            -            -
Accumulated other comprehensive loss.................................        15,775        12,596            -            -
                                                                          ---------     ---------     --------     --------
Net amount recognized................................................     $   5,043     $   7,683     $(35,318)    $(35,532)
                                                                          =========     =========     ========     ========
ADDITIONAL INFORMATION

Increase (decrease) in minimum liability included in other
comprehensive loss...................................................     $   3,179     $    (967)

Accumulated benefit obligation for all pension plans.................     $ 104,949     $  96,023

(44)

                                                                  Pension Benefits                        Other Benefits
                                                        ------------------------------------     ---------------------------------
                                                         2004           2003          2002        2004          2003        2002
                                                        ------        ---------     --------     --------     --------    --------
(Dollars in thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost..........................................  $   4,242     $   4,116     $  4,217     $    280     $    274    $    298
Interest cost ........................................      6,900         6,668        6,425        2,572        2,818       2,757
Expected return on plan assets .......................     (9,069)       (9,359)     (10,597)           -            -           -
Amortization of prior service cost (benefit) .........        646           647          626         (112)        (112)       (112)
Amortization of initial net (asset) obligation .......         (1)         (361)        (412)           -            -           -
Recognized net actuarial (gain) loss .................        (10)          (26)        (113)         255          332         105
Settlement (gain)  ...................................          -           (48)        (993)           -            -           -
                                                        ---------     ---------     --------     --------     --------    --------
Net periodic (benefit) cost...........................  $   2,708     $   1,637     $   (847)    $  2,995     $  3,313    $  3,048
                                                        =========     =========     ========     ========     ========    ========

                                                                   Pension Benefits                         Other Benefits
                                                         -----------------------------------        ------------------------------
                                                          2004             2003        2002          2004         2003        2002
                                                         -----            -----       ------        -----        -----       -----
ASSUMPTIONS
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATIONS AT FISCAL YEAR END

Discount rate.........................................   6.125%           6.375%                    6.125%       6.375%
Rate of compensation increase ........................   3.500%           2.750%                    3.500%       2.750%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
NET COST FOR THE FISCAL YEAR

Discount rate.........................................   6.375%           6.750%       7.125%       6.375%       6.750%      7.125%
Expected long-term return on plan assets..............   9.000%           9.000%      10.000%         N/A          N/A         N/A
Rate of compensation increase ........................   2.750%           2.000%       5.000%       2.750%       2.000%      5.000%

The Company uses a December 31 measurement date for the above plans.

                                                                            (45)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

      Effective January 1, 2005, the Company revised the expected long-term rate of return assumption used in calculating the annual expense for its domestic pension plan in accordance with Statement No. 87, "Employers' Accounting for Pensions". The assumed expected long-term rate of return was decreased to 8.75% from 9.0%, with the impact being accounted for as a change in estimate. Effective January 1, 2003, the Company revised the expected long-term rate of return to 9.0% from 10.0%, with the impact being accounted for as a change in estimate.

      Management establishes the expected long-term rate of return assumption by reviewing its historical trends and analyzing the current and projected market conditions in relation to the plan's asset allocation and risk management objectives. Management consults with outside investment advisors and actuaries when establishing the rate and reviews their assumptions with the Retirement Plan Review Committee of the Board of Directors. The actual return on plan assets was 10.6% in 2004 and 19.7% in 2003. The 10-year average return was 9.0% as of year-end 2004 and 7.9% as of year-end 2003. Management believes that the 8.75% expected long-term rate of return assumption is achievable and reasonable given current market conditions and forecasts, asset allocations, investment policies and investment risk objectives.

      The rate of compensation increase assumption was changed to use a graded assumption beginning at 2% for the 2003 fiscal year and increasing 0.75% per year until it reaches 5% for the 2007 fiscal year and later.

                                                          2004          2003
                                                         ------        -----
ASSUMED HEALTH CARE TREND RATES AT
   FISCAL YEAR END

Health care trend rate assumed for next year...........  10.000%       8.000%
Rate that the trend rate gradually declines to
   (ultimate trend rate)...............................   5.000%       6.000%
Year that the rate reaches the ultimate
   trend rate..........................................    2010         2008

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                       1-Percentage-Point    1-Percentage-Point
                                            Increase              Decrease
                                       ------------------    ------------------
                                         2004      2003        2004       2003
(Dollars in thousands)                 -------   --------    -------    -------
Effect on total of service and
   interest cost components........    $   135   $   155     $  (119)   $  (137)

Effect on post-retirement
   benefit obligation..............      1,856     2,439      (1,644)    (2,147)

      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. In accordance with FSP 106-1, as updated by FSP 106-2, all measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost in the financial statements or accompanying notes reflect the effects of the Act on the plan for the entire fiscal year.

DISCLOSURE REQUIREMENTS RELATED TO THE MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003

                                                                         2004
                                                                      ---------
(Dollars in thousands)

Effect on accumulated post-retirement benefit obligation
attributed to past service as of January 1st.......................   $  (3,322)

Effect on amortization of actuarial gains, service cost,
and interest cost components of net periodic
post-retirement benefit cost.......................................   $    (443)

PLAN ASSETS

      The Company's domestic defined benefit pension plan weighted-average asset allocation at fiscal year-end 2004 and 2003 and target allocation are as follows:

                                            Percentage of Pension
                               Target           Plan Assets at
                             Allocation        Fiscal Year End
                                Range         2004        2003
                             ----------     -------     ---------
ASSET CATEGORY

Equity securities.....         35-75%         67%          73%
Debt securities.......         10-25%         18%          20%
Real estate...........           0-5%          7%           6%
Other.................          0-15%          8%           1%
                               -----         ---          ---
  Total...............           100%        100%         100%

      The Company's pension plan investment strategy, as approved by the Retirement Plan Review Committee, is to employ an allocation of investments that will generate returns equal to or better than the projected long-term growth of pension liabilities so that the plan will be self-funding. The return objective is to earn a real return (i.e., the actual return less inflation) of 6.0% as measured on a 10-year moving-average basis. The allocation of investments is designed to maximize the advantages of diversification while mitigating the risk to achieve the return objective. Risk is defined as the annual variability in value and is measured in terms of the standard deviation of investment return. Under the Company's investment policies, allowable investments include domestic equities, international equities, fixed income securities, alternative securities (which include real estate, private venture capital investments and hedge funds) and tactical allocation (a mix of equities and bonds). Ranges, in terms of a percentage of the total assets, are established for each allowable class of security. Derivatives may be used to hedge an existing security or as a risk reduction strategy. Management reviews the asset allocation on an annual or more frequent basis and makes revisions as deemed necessary.

      None of the plan assets noted above are invested in the Company's common stock.

(46)

CASH FLOWS

EMPLOYER CONTRIBUTIONS

      The Company contributed $5.0 million to its defined pension benefit plan in the first quarter 2005 and does not expect to make any additional contributions to this plan during 2005. The Company expects to contribute $3.6 million to its other benefit plans in 2005.

ESTIMATED FUTURE BENEFIT PAYMENTS

      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

DURING FISCAL YEARS              Pension     Other
(Dollars in thousands)           Benefits   Benefits
--------------------------       --------   --------
2005......................        $ 4,717    $ 3,582
2006......................          4,897      3,259
2007......................          5,089      3,333
2008......................          5,427      3,396
2009......................          5,843      3,473
2010 through 2014 ........         37,314     17,380

OTHER BENEFIT PLANS

      The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $0.1 million at December 31, 2004 and $0.1 million at December 31, 2003. A corresponding accumulated benefit obligation of $0.1 million at December 31, 2004 and $0.1 million at December 31, 2003 has been recognized as a liability and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded pension and other post-employment arrangements. The liability for these plans was $5.3 million at December 31, 2004 and $4.7 million at December 31, 2003 and was included in retirement and post-employment benefits on the Consolidated Balance Sheets.

      The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's annual contributions were $1.0 million in 2004, 2003 and 2002. The Company doubled its matching percentage effective January 1, 2005.

NOTE L - CONTINGENCIES AND COMMITMENTS
CBD CLAIMS

      The Company is a defendant in proceedings in various state and federal courts by plaintiffs alleging that they have contracted chronic beryllium disease (CBD) or related ailments as a result of exposure to beryllium. Plaintiffs in CBD cases seek recovery under theories of negligence and various other legal theories and seek compensatory and punitive damages, in many cases of an unspecified sum. Spouses, if any, claim loss of consortium. Additional CBD claims may arise.

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

      Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $1.9 million at December 31, 2004 and $2.9 million at December 31, 2003. The reserve is included in other long-term liabilities on the Consolidated Balance Sheets. The reserve declined in both 2004 and 2003 due to settlement payments as well as for changes in estimates for the outstanding claims as a result of favorable rulings and agreements, net of increases for new cases filed. An asset of $2.3 million was recorded in other assets on the Consolidated Balance Sheets at December 31, 2004 and $3.2 million at December 31, 2003 for recoveries from insurance carriers for outstanding insured claims and for prior settlements initially paid directly by the Company to the plaintiff on insured claims. An additional $0.4 million was reserved at December 31, 2004 and $0.9 million at December 31, 2003 for insolvencies related to claims still outstanding as well as for claims for which partial payments have been received.

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

ENVIRONMENTAL PROCEEDINGS

      The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine ongoing analyses of the remediation sites and will use outside consultants to assist in their analyses from time to time. Accruals are based upon their analyses and are established

                                                                            (47)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

at either the best estimate or, absent a best estimate, at the low end of the estimated range of costs. The accruals are revised for the results of on going studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The Company established undiscounted reserves for environmental remediation projects of $5.7 million at December 31, 2004 and $6.9 million at December 31, 2003. The current portion of the reserve totaled $1.2 million at December 31, 2004 and is included in other liabilities and accrued items while the remaining $4.5 million of the reserve at December 31, 2004 is considered long term and is included in other long-term liabilities on the Consolidated Balance Sheet. These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

      In 2004, the Company sold property that was subject to a Voluntary Action Plan. This property had been formerly used as a manufacturing site by one of the Company's subsidiaries. Under the terms of the sale, the buyer assumed the environmental remediation responsibilities and agreed to indemnify the Company against any environmental claims arising from this property. This transaction enabled the Company to reverse a previously recorded environmental remediation reserve associated with this property of $1.0 million to income. The reserve was also reduced in 2004 as a result of payments on various projects that totaled $0.2 million. The environmental reserve was reduced by $0.6 million in 2003 as a result of revised estimates of the required remediation work and related costs, primarily for RCRA projects, SWMU closure and other projects at the Company's Elmore, Ohio site. Payments against the reserve totaled $0.2 million in 2003. The environmental expense was $0.6 million in 2002.

LONG-TERM OBLIGATION

      The Company has a long-term supply arrangement with Ulba/ Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of Connecticut. The agreement was signed in 2000 and amended in 2001, 2003 and 2004. The 2003 amendment reduced the previous purchase commitments for copper beryllium master alloy, added commitments to purchase beryllium vacuum cast billets and extended the contract period to 2012. All materials under the arrangement are sourced from Ulba/ Kazatomprom. The annual base purchase commitments total approximately $5.3 million in 2005, $5.4 million in 2006 and $5.5 million in 2007. The price per pound escalates each year through 2007. A new price will be renegotiated for the years 2008 through 2012. If a new price cannot be agreed to by December 31, 2007 then the material purchases will terminate with the 2008 delivery volumes. The contract allows for the Company to purchase additional quantities of copper beryllium master alloy up to an annual maximum of 150,000 pounds of beryllium contained in the master alloy. The purchase of beryllium vacuum cast billets can be plus or minus 10% of the annual base quantity. The 2004 amendment allowed for a onetime purchase of 15,000 pounds of beryllium vacuum cast material to be shipped in early 2005 at a cost of approximately $1.5 million in addition to the base purchase commitment for that year. Purchases of beryllium-containing materials from Nukem were $5.9 million in 2004 and immaterial in both 2003 and 2002.

      The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and copper beryllium master alloy from the Defense Logistics Agency of the U.S. Government. The agreements expire in 2007. Annual purchase commitments total approximately $6.8 million in 2005 and 2006 and $2.4 million in 2007. The beryllium component of the contract price is adjusted quarterly from these stated totals based upon fluctuations in the non-seasonally adjusted consumer price index. The Company may elect to take delivery of the materials in advance of the commitment dates. Purchases under these agreements totaled approximately $6.6 million in 2004, $5.9 million in 2003 and $3.8 million in 2002. The purchased material will serve as raw material input for operations within two of the Company's subsidiaries, Brush Wellman Inc. and Brush Resources Inc.

OTHER

      One of the Company's subsidiaries, Williams Advanced Materials Inc. (WAM) is a defendant in a U.S. legal case where the plaintiff is alleging patent infringement by WAM and a small number of WAM's customers. WAM has provided an indemnity agreement to certain of those customers, under which WAM will pay any damages awarded by the court. WAM believes it has numerous and strong defenses applicable to both WAM and the indemnified customers and is contesting this action. WAM earlier filed suit against this plaintiff in the U.S. for wrongful intimidation of its customers and requested that certain of the plaintiff's patents be invalidated. WAM also filed a suit in Australia to revoke a corresponding patent. The Australian court has already ruled in WAM's favor while the U.S. action is ongoing. WAM has not made any indemnification payments on behalf of any of its customers as of December 31, 2004, nor have they recorded a reserve for losses under these indemnification agreements as of December 31, 2004. WAM does not believe a range of potential losses, if any, can be estimated at the present time.

      The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's consolidated financial statements.

      The Company has outstanding letters of credit totaling $9.2 million related to workers' compensation, consigned precious metal guarantees and environmental remediation issues that expire in 2005.

(48)

NOTE M - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

      Selected financial data by business segment as proscribed by Statement No.131, "Disclosures about Segments of an Enterprise and Related Information," for 2004, 2003 and 2002 are as follows:

                                                          Metal          Micro-        Total
(Dollars in thousands)                                    Systems    electronics      Segments      All Other           Total
--------------------------------------------------      ---------    -----------      ----------    ----------        ---------
2004

Revenues from external customers..................      $ 296,007    $   195,565      $ 491,572     $    4,704        $ 496,276
Intersegment revenues.............................          3,513          1,149          4,662         16,888           21,550
Depreciation, depletion and amortization..........         14,040          3,870         17,910          4,451           22,361
Profit before interest and taxes..................          2,685         18,540         21,225          3,809           25,034
Assets............................................        277,040         76,776        353,816         60,365          414,181
Expenditures for long-lived assets................          5,500          2,673          8,173            977            9,150

2003

Revenues from external customers..................      $ 239,404    $   157,323      $ 396,727     $    4,319        $ 401,046
Intersegment revenues.............................          2,414          1,119          3,533         17,994           21,527
Depreciation, depletion and amortization..........         11,250          4,020         15,270          5,065           20,335
Profit (loss) before interest and taxes...........        (16,590)        12,618         (3,972)        (4,972)          (8,944)
Assets............................................        258,958         74,137        333,095         38,521          371,616
Expenditures for long-lived assets................          2,830          2,930          5,760            559            6,319

2002

Revenues from external customers..................      $ 227,884    $   139,180     $  367,064     $    5,765        $ 372,829
Intersegment revenues.............................          3,118          1,566          4,684         12,171           16,855
Depreciation, depletion and amortization..........         12,060          3,930         15,990          4,441           20,431
Profit (loss) before interest and taxes...........        (37,657)         3,845        (33,812)        11,176          (22,636)
Assets............................................        223,986         71,832        295,818         39,061          334,879
Expenditures for long-lived assets................          1,930          2,370          4,300          1,114            5,414

                                                                            (49)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2004

      Segments are evaluated using earnings before interest and taxes. The "All Other" column includes the operating results of BEM Services, Inc. and Brush Resources Inc., two wholly owned subsidiaries of the Company, as well as the parent company's and other corporate expenses. BEM Services charges a management fee for the services provided to the other businesses within the Company on a cost-plus basis. Brush Resources sells beryllium hydroxide, produced from its mine and extraction mill in Utah, to external customers and to businesses within the Metal Systems Group. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest and the operating assets for Brush Resources. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues. Assets for the Metals Systems Group include $0.9 million of equipment purchased in 2004 and $51.8 million of equipment purchased in 2003 that were previously held under operating leases.

      The Company's sales from U.S. operations to external customers, including exports, were $376.5 million in 2004, $311.5 million in 2003, and $301.1 million in 2002. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

                                                                  2004            2003           2002
(Dollars in thousands)                                         ----------       ---------   ------------
REVENUES
  United States............................................    $  332,193    $    276,668   $    268,548
  All other................................................       164,083         124,378        104,281
                                                               ----------       ---------   ------------
  Total....................................................    $  496,276    $    401,046   $    372,829
                                                               ==========       =========   ============
LONG-LIVED ASSETS

  United States............................................    $  171,188    $    185,168   $    147,263
  All other................................................         6,431           5,678          5,281
                                                               ----------       ---------   ------------
  Total....................................................    $  177,619    $    190,846   $    152,544
                                                               ==========       =========   ============

      No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE N - RELATED PARTY TRANSACTIONS

      The Company had outstanding loans of $0.4 million with six employees, including two executive officers, as of December 31, 2004 and December 31, 2003. The loans were made in the first quarter 2002 pursuant to life insurance agreements between the Company and the employees. The portion of the premium paid by the Company is treated as a loan from the Company to the employee and the loans are secured by the insurance policies, which are owned by the employees. The agreements require the employee to maintain the insurance policy's cash surrender value in an amount at least equal to the outstanding loan balance. The loan is payable from the insurance proceeds upon the employee's death or at an earlier date due to the occurrence of specified events. The loans bear an interest rate equal to the applicable federal rate.

NOTE O - OTHER COMPREHENSIVE INCOME

      The following table summarizes the net gain/(loss) by component within other comprehensive income as of December 31, 2004, 2003 and 2002:

                                                    December 31,
                                            2004        2003        2002
(Dollars in thousands)                    --------  ----------   ----------
Foreign currency translation
  adjustment...........................   $   (133) $     (982)  $   (1,457)

Change in the fair value of
  derivative financial instruments.....     (4,025)     (3,216)      (7,839)

Minimum pension liability..............    (15,775)    (12,596)     (13,563)
                                          --------  ----------   ----------
Total..................................   $(19,933) $  (16,794)  $  (22,859)
                                          ========  ==========   ==========

(50)

NOTE P - QUARTERLY DATA (UNAUDITED)
      The following tables summarize selected quarterly financial data for the years ended December 31, 2004 and 2003:


                                                                                        2004
                                                    -------------------------------------------------------------------------
                                                       First         Second          Third          Fourth
                                                      Quarter        Quarter        Quarter         Quarter         Total
                                                    ----------    -----------     -----------     ----------     ------------
(Dollars in thousands except per share data)
Net sales........................................   $  125,862    $   128,639     $   125,766     $  116,009     $    496,276
Gross profit.....................................       29,577         29,441          25,584         25,472          111,074
  Percent of sales...............................         23.5%          22.9%           21.1%          22.0%            22.4%
Net income.......................................   $    3,754    $     6,571     $     3,431     $    1,760     $     15,516
Net income per share of common stock:
  Basic..........................................         0.23           0.39            0.18           0.09             0.87
  Diluted........................................         0.22           0.38            0.18           0.09             0.85
Stock price range:
  High...........................................        21.69          21.70           21.40          22.68
  Low............................................        14.95          15.43           17.43          15.60

                                                                                     2003
                                                    -------------------------------------------------------------------------
                                                       First          Second          Third         Fourth
                                                      Quarter        Quarter         Quarter        Quarter          Total
(Dollars in thousands except per share data)        ----------     -----------     ----------      ----------     ------------
Net sales......................................     $    99,518    $   101,805     $   94,156      $  105,567     $    401,046
Gross profit...................................          17,113         18,864         14,370          22,691           73,038
  Percent of sales.............................            17.2%          18.5%          15.3%           21.5%            18.2%
Net income (loss)..............................     $    (3,016)   $        37     $   (3,060)     $   (7,187)    $    (13,226)
Net income (loss) per share of common stock:
  Basic........................................           (0.18)             -          (0.18)          (0.43)           (0.80)
  Diluted......................................           (0.18)             -          (0.18)          (0.43)           (0.80)
Stock price range
  High.........................................            6.15           8.92          10.45           15.60
  Low..........................................            4.80           5.06           7.70           10.20

      Fourth quarter 2003 results include a $6.0 million pre-tax charge to write off deferred costs and recognize derivative ineffectiveness as a result of the debt refinancing.

                                                                            (51)

SELECTED FINANCIAL DATA
Brush Engineered Materials Inc. and Subsidiaries
(Dollars in thousands except for share data)

                                                      2004           2003            2002            2001            2000
                                                  ------------   ------------    ------------    ------------    ------------
FOR THE YEAR
Net sales.......................................  $    496,276   $    401,046    $    372,829    $    472,569    $    563,690
Cost of sales...................................       385,202        328,008         324,932         404,574         444,951
Gross profit....................................       111,074         73,038          47,897          67,995         118,739
Operating profit (loss).........................        25,034         (8,944)        (22,636)        (14,069)         22,986
Interest expense................................         8,377          3,751           3,219           3,327           4,652
Income (loss) from continuing operations
  Before income taxes...........................        16,657        (12,695)        (25,855)        (17,396)         18,334
Income taxes (benefit)..........................         1,141            576           9,749          (7,122)          4,169
Net income (loss)...............................        15,516        (13,226)        (35,604)        (10,274)         14,165
Earnings per share of common stock:
  Basic net income (loss).......................          0.87          (0.80)          (2.15)          (0.62)           0.87
  Diluted net income (loss).....................          0.85          (0.80)          (2.15)          (0.62)           0.86
Dividends per share of common stock ............             -              -               -            0.24            0.48
Depreciation and amortization...................        23,826         20,731          20,640          21,609          22,664
Capital expenditures............................         9,093          6,162           5,248          23,130          21,306
Mine development expenditures...................            57            157             166             154             332

YEAR-END POSITION
Working capital.................................       108,799         85,141          82,645         110,894         143,387
Ratio of current assets to current liabilities..      2.0 TO 1       2.2 to 1        2.1 to 1        2.4 to 1        2.3 to 1
Property and equipment:
  At cost.......................................       540,937        535,421         476,283         469,663         449,697
  Cost less depreciation and impairment.........       177,619        190,846         152,544         171,296         170,460
Total assets....................................       414,181        371,616         334,879         403,653         452,506
Other long-term liabilities ....................        60,527         64,097          65,977          62,473          55,454
Long-term debt..................................        41,549         85,756          36,219          47,251          43,305
Shareholders' equity............................       208,138        153,573         159,094         214,350         229,907

Book value per share:
  Basic.........................................         11.65           9.27            9.61           12.98           14.11
  Diluted.......................................         11.46           9.21            9.58           12.87           13.98
Weighted-average number of
 shares of stock outstanding:
  Basic.........................................    17,865,053     16,562,864      16,557,388      16,518,691      16,292,431
  Diluted.......................................    18,163,915     16,671,916      16,608,725      16,650,587      16,448,667

Shareholders of record..........................         1,683          1,791           1,864           1,981           2,101
Number of employees.............................         1,912          1,833           1,862           1,946           2,500

Minority interest of $45,000 decreased the net loss for 2003.

In addition to the capital expenditures shown above, the Company purchased $0.9 million of assets in 2004 and $51.8 million of assets in 2003 that were previously held under operating leases and used by the Company.

Changes in deferred tax valuation allowances decreased income tax expense by $9.3 million in 2004 and increased income tax expense by $5.3 million and $19.9 million in 2003 and 2002, respectively.

A special charge reduced net income by $16.5 million in 1998.

See Notes to Consolidated Financial Statements.

(52)

    1999                1998               1997             1996               1995             1994
    ----                ----               ----             ----               ----             ----
$   455,707         $   409,892        $   433,801      $    376,279       $   369,618      $    345,878
    363,773             325,173            324,463           271,149           268,732           253,938
     91,934              84,719            109,338           105,130           100,886            91,940
     10,558             (10,313)            36,024            34,305            29,086            25,098
      4,173               1,249                553             1,128             1,653             2,071

      6,385             (11,562)            35,471            33,177            27,433            23,027
        (54)             (4,430)             9,874             8,686             6,744             4,477
      6,439              (7,132)            25,597            24,491            20,689            18,550

       0.40               (0.44)              1.58              1.55              1.28              1.15
       0.40               (0.44)              1.56              1.53              1.27              1.15
       0.48                0.48               0.46              0.42              0.36              0.26
     27,037              24,589             19,329            22,954            20,911            19,619
     16,758              36,732             53,155            26,825            24,244            17,214
        288                 433              9,526             3,663               787               543

    124,831             100,992            100,599           128,172           125,156           116,708
   2.3 to 1            2.1 to 1           2.3 to 1          2.9 to 1          2.9 to 1          2.8 to 1

    440,234             421,467            463,689           404,127           374,367           350,811
    170,939             164,469            173,622           130,220           121,194           116,763
    428,406             403,690            383,852           355,779           331,853           317,133
     53,837              49,955             48,025            47,271            45,445            43,354
     42,305              32,105             17,905            18,860            16,996            18,527
    220,638             221,811            236,813           219,257           200,302           186,940

      13.62               13.63              14.60             13.84             12.40             11.61
      13.55               13.50              14.41             13.72             12.30             11.57

 16,198,885          16,267,804         16,214,718        15,846,358        16,159,508        16,102,350
 16,279,591          16,424,747         16,429,468        15,980,481        16,289,795        16,156,159

      2,330               2,313              2,329             2,407             2,351             2,521
      2,257               2,167              2,160             1,926             1,856             1,833

                                                                            (53)

BRUSH ENGINEERED MATERIALS INC.
DIRECTORS, OFFICERS, FACILITIES AND SUBSIDIARIES

BOARD OF DIRECTORS                       CORPORATE AND EXECUTIVE OFFICERS             OFFICES AND FACILITIES
AND COMMITTEES OF THE BOARD

                                         GORDON D. HARNETT(1,2)                       MANUFACTURING FACILITIES
ALBERT C. BERSTICKER(2,3,4)              Chairman, President and CEO                  Brewster, New York
Retired Chairman and CEO                                                              Buffalo, New York
Ferro Corporation                        JOHN D. GRAMPA(1,2)                          Delta, Utah
                                         Vice President Finance and                   Elmore, Ohio
                                         Chief Financial Officer                      Fremont, California
GORDON D. HARNETT(2)                                                                  Lincoln, Rhode Island
Chairman, President and CEO                                                           Lorain, Ohio
Brush Engineered Materials Inc.          RICHARD J. HIPPLE(2)                         Newburyport, Massachusetts
                                         President, Alloy Products                    Oceanside, California
JOSEPH P. KEITHLEY(2,3,4,5)                                                           Reading, Pennsylvania
Chairman, President and CEO              DANIEL A. SKOCH(1,2)                         Santa Clara, California
Keithley Instruments, Inc.               Senior Vice President                        Singapore
                                         Administration                               Subic Bay, Philippines
WILLIAM B. LAWRENCE (1,4)                                                             Taipei, Taiwan
Former Executive Vice President,         MICHAEL C. HASYCHAK(1)                       Tucson, Arizona
General Counsel & Secretary              Vice President, Treasurer and Secretary      Wheatfield, New York
TRW, Inc.
                                         JAMES P. MARROTTE(1)
WILLIAM P. MADAR(2,3,4)                  Vice President, Controller
Retired Chairman and Former CEO
Nordson Corporation                      JOHN J. PALLAM(1)
                                         Vice President, General Counsel

WILLIAM G. PRYOR(3,4,5)                                                               CORPORATE OFFICES
Retired President                        GARY W. SCHIAVONI(1)                         Cleveland, Ohio
Van Dorn Demag Corporation               Assistant Treasurer and Assistant Secretary

Former President and CEO                 1 Corporate Officers
Van Dorn Corporation                     2 Executive Officers                         DOMESTIC SERVICE CENTERS
                                                                                      Elmhurst, Illinois
N. MOHAN REDDY(1,4)                                                                   Fairfield, New Jersey
Professor                                OPERATING GROUPS                             Warren, Michigan
The Weatherhead School of Management     Alloy Products
Case Western Reserve University          RICHARD J. HIPPLE, PRESIDENT
                                                                                      INTERNATIONAL SERVICE CENTERS
WILLIAM R. ROBERTSON(1,4,5)              Beryllium Products                           AND SALES OFFICES
Managing Partner                         MICHAEL D. ANDERSON, PRESIDENT               Fukaya, Japan
Kirtland Capital Partners                                                             Singapore
                                         Brush International, Inc.                    Stuttgart, Germany
                                         STEPHEN FREEMAN, PRESIDENT                   Theale, England
JOHN SHERWIN, JR.(1,2,4,5)                                                            Tokyo, Japan
President                                Brush Resources Inc.
Mid-Continent Ventures, Inc.             ALEX C. BOULTON, PRESIDENT

1 Audit Committee                        Technical Materials, Inc.
2 Executive Committee                    ALFONSO T. LUBRANO, PRESIDENT                INTERNATIONAL REPRESENTATIVE
3 Governance Committee                                                                OFFICES
4 Organization and Compensation                                                       Hong Kong
  Committee                              Williams Advanced Materials Inc.             Shanghai, China
5 Retirement Plan Review Committee       RICHARD W. SAGER, PRESIDENT                  Taipei, Taiwan


                                         Zentrix Technologies Inc.
                                         RICHARD W. SAGER, PRESIDENT

CHARLES F. BRUSH, III
Director Emeritus

(54)