Form 10-K, Exhibit 13
period 2005-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2006-03-16
CIK 1104657

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

      We are an integrated producer of engineered materials used in a variety of electrical, electronic, thermal and structural applications. Our products are sold into numerous markets, including telecommunications and computer, magnetic and optical data storage, aerospace and defense, automotive electronics, industrial components and appliance.

      Sales increased once again in 2005, growing 9% over 2004. Following significant declines in 2001 and 2002, sales have grown $168.5 million, or 45% over the last three years. This growth has primarily resulted from improved conditions in our key markets, market share gains, new product development and geographic expansion.

      Despite the $45.0 million improvement in sales in 2005, gross margin declined $0.8 million in 2005 from 2004. The increasing cost of copper, a key raw material in a number of our products, was a major factor in the margin decline. Competitive pressures and other factors have prevented us from passing this higher cost on to customers in all cases, thereby hampering margins. The cost of other raw materials and commodities increased as well in 2005. The margin growth was also hindered by an unfavorable change in product mix as sales from various higher margin-generating product lines declined and/or did not grow as fast as other products.

      Expenses increased slightly in 2005, largely in support of the higher sales level. We also continued to expand our sales and marketing efforts in the international markets, particularly in Asia. Expenses as a percent of sales, however, have declined in each of the last two years.

      We reduced our outstanding debt by $15.3 million in 2005. We prepaid our high rate subordinated debt in December 2005 after retiring our term notes early in January 2005. As a result of implementing these debt reducing actions, which will generate significant interest savings in 2006, we recorded a prepayment penalty and write-off of deferred costs totaling $4.4 million.

      Operating profit was $19.5 million in 2005, a reduction of $5.5 million from 2004 as a result of the debt prepayment charge and changes in the margin and expense levels.

      Based upon our analysis, we determined that it was more likely than not that we would be able to realize an additional $5.9 million of our deferred tax assets and that amount of the valuation allowance was reversed back to income in the fourth quarter 2005.

      As a result, net income was $17.8 million in 2005 compared to $15.5 million in 2004, a 15% improvement. Net income in 2005 was also a $31.0 million improvement over the net loss generated two years earlier.

      Cash declined during 2005, as in addition to reducing debt, we used our excess cash and the cash flow generated during 2005 to fund two small acquisitions, capital expenditures and a contribution to our defined benefit pension plan.

      Other key operating metrics improved or remained strong in 2005. Inventory turns increased in 2005 while accounts receivable collections remained timely with bad debts being minor. The debt to debt-plus-equity ratio improved once again in 2005 and the balance sheet leverage has been reduced. Employment levels increased slightly due to the acquisitions, but sales per employee grew for the third consecutive year.

RESULTS OF OPERATIONS

                                          2005      2004       2003
                                       -------   -------   --------
(Millions, except for share data)
Net sales...........................   $ 541.3   $ 496.3   $ 401.0
Operating profit (loss).............      19.5      25.0      (8.9)
Net income (loss)...................      17.8      15.5     (13.2)
Diluted E.P.S ......................      0.92      0.85     (0.80)

      SALES OF $541.3 MILLION in 2005 were 9% higher than sales in 2004 and represent the second highest annual sales level in our history. Sales have grown over the comparable quarter in the prior year for 12 consecutive quarters and sales in each quarter of 2005 were higher than the preceding quarter. Domestic and international sales both grew 9% in 2005 over 2004. Sales in 2004 of $496.3 million improved 24% over 2003, with domestic sales growing 20% and international sales 32%.

      The growth in sales in 2005 resulted from improved demand from several of our key markets. Demand from the magnetic and optical data storage market grew 30% in 2005 after growing 10% in 2004. The overall demand from the telecommunications and computer market was up modestly in 2005, primarily in the second half of the year, with various individual sectors showing different degrees of improvement. We believe that a portion of the softer demand from this market in the first half of 2005 was due to a downstream inventory correction. In 2004, sales to the telecommunications and computer market, our largest market, grew significantly. Demand from the appliance and medical markets, two smaller markets, grew 42% and 63%, respectively, in 2005 after growing at more modest rates in 2004. Sales for the James Webb Space Telescope, which were substantially completed in 2005, contributed to the sales growth in both 2005 and 2004 as compared to the prior year. Absent the Webb sales, other aerospace and defense shipments were only slightly higher in 2005 than 2004 and these sales slowed down in the second half of the year. Aerospace and defense sales were stronger in 2004 than in 2003. Automotive electronics demand declined 10% in 2005 after growing 10% in 2004. In addition to the improved overall demand, we continued to grow our sales through the development of new products and applications and improving our share in various existing markets or applications.

      Sales are affected by metal prices as changes in precious metal and a portion of the changes in base metal prices, primarily copper, may be passed on to our customers. Sales may also be impacted by foreign currency exchange rates, as changes in the value of the dollar relative to the euro, yen and pound sterling will affect the translated value of foreign currency denominated sales. Metal prices were higher in 2005 and 2004 than in the respective prior years while the dollar on average compared to the currencies in which we sell was slightly stronger in 2005 than 2004 and weaker in 2004 as compared to 2003. As a result, we estimate that these two factors combined accounted for $9.7 million of the $45.0 million growth in 2005 sales and $19.8 million of the $95.3 million growth in 2004 sales.

14.

      The sales order backlog was $111.6 million at December 31, 2005, an increase of 12% from the start of the year. The backlog as of year-end 2004 had also grown 11% over year-end 2003. The sales order entry rate strengthened in the second half of 2005 and has continued to be strong in early 2006.

      THE GROSS MARGIN was $110.2 million, or 20% of sales, in 2005, $111.1 million, or 22% of sales, in 2004, and $73.0 million, or 18% of sales in 2003. The gross margin declined slightly in 2005 from 2004, as the benefits from the higher sales volume were more than offset by the impact of the increased cost of copper and an unfavorable product mix shift. The cost of copper increased significantly throughout 2005, as it did in 2004, and the higher cost could not be passed through to customers in all cases, thereby reducing margins by approximately $2.7 million. The cost of other commodities, including nickel, was higher in 2005 than in 2004 as well. The change in product mix was unfavorable in that sales of products that generate lower margins increased more than the higher margin products. Manufacturing overhead expenses were slightly lower in 2005 than 2004.

      The higher level of sales was the major cause of the margin improvement in 2004 over 2003. The change in product mix had a favorable impact on margins in that year. Manufacturing efficiencies improved in 2004 as compared to 2003, particularly in the first half of the year. Margins also improved in 2004 over 2003 as a result of the refinancing in December 2003. Equipment that previously had been leased was purchased with proceeds from new loans; the resulting depreciation expense in 2004 was $6.0 million less than the lease expense in cost of sales in 2003. Offsetting a portion of these margin benefits was the negative impact of the higher cost of copper, to the extent that the additional cost could not be passed through to customers, and an increase in other manufacturing overhead expenses.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) were $78.5 million in 2005 (14% of sales), $77.3 million (16% of sales) in 2004 and $68.8 million (17% of sales) in 2003. Expenses incurred by the two new businesses acquired by Williams Advanced Materials Inc. (WAM), a wholly owned subsidiary, in 2005 totaled $1.4 million. Overseas expenses incurred by Brush International, Inc., a wholly owned subsidiary, were $1.8 million higher in 2005 than 2004 as a result of expanded efforts to penetrate the overseas markets; most of this increase was for third-party sales commissions and manpower-related costs. Changes in the value of the dollar relative to the applicable foreign currencies reduced the translated value of Brush International's expenses by $0.1 million compared to the prior year. The weaker dollar caused a $1.1 million increase in the translated value of these expenses in 2004 over 2003. Various domestic sales-related expenses increased in each of the last two years in support of the higher sales volumes while compliance costs with Section 404 of the Sarbanes-Oxley Act were $0.7 million higher in 2005 than 2004 after being $0.8 million higher in 2004 than 2003. Other corporate costs increased in 2005 as well. In 2004, we recorded one-time favorable movements in the legal reserve and insurance recoverable accounts related to the chronic beryllium disease litigation against us as a result of court rulings, settlements and other activity. The difference in the movements in these accounts caused an increase in expense of $0.5 million in 2005 as compared to 2004 and a $0.5 million lower expense in 2004 as compared to 2003. Other corporate legal costs were $1.5 million higher in 2005 than in 2004 after declining $0.7 million in 2004 from 2003. Offsetting a large portion of these increases in expenses in 2005 was a reduction in incentive compensation expense; approximately two-thirds of the increase in SG&A expenses in 2004 over 2003 was due to the higher incentive expense as a result of the improved profitability in that year.

      RESEARCH AND DEVELOPMENT expenses (R&D) were $5.0 million in 2005, $4.5 million in 2004 and $4.2 million in 2003. R&D expenses were approximately 1% of sales in each of the last three years. Approximately three-quarters of the R&D spending supports the Metal Systems Group and one-fourth supports the Microelectronics Group. R&D efforts are focused on developing new products and applications, as well as continuing improvements in our existing products.

      The major components of OTHER-NET EXPENSE for each of the last three years are as follows:

                                           Income/(Expense)
                                      --------------------------
                                        2005      2004      2003
                                      ------   -------   -------
(Millions)
Exchange losses....................   $ (1.1)   $ (1.8)   $ (0.9)
Directors' deferred compensation...      0.2      (0.4)     (0.9)
Environmental reserve adjustment...        -       1.0         -
Derivative ineffectiveness.........      0.8      (0.4)     (5.1)
Debt prepayment costs..............     (4.4)        -      (0.1)
Other items........................     (2.8)     (2.7)     (1.9)
                                      ------    ------    ------
   Total...........................   $ (7.3)   $ (4.3)   $ (8.9)
                                      ======    ======    ======

      Foreign currency exchange losses result from movements in value of the U.S. dollar against the euro, yen and sterling and the maturity of hedge contracts. While exchange losses totaled $1.1 million in 2005, a strengthening dollar and the maturing contracts generated exchange gains of $1.0 million in the second half 2005. The income or expense on the directors' deferred compensation plan is a function of the outstanding shares in the plan and movements in the market price of our stock. In 2005, the share price declined, which reduced our liability to the plan and generated income. In 2003 and 2004, the stock price increased, creating an additional expense. The favorable environmental reserve adjustment in 2004 resulted from the sale of property formerly used by one of our subsidiaries whereby the buyer agreed to assume the associated environmental remediation liability.

      Derivative ineffectiveness represents changes in the fair value of derivative financial instruments that do not qualify for the favorable hedge accounting treatment. As a result of the refinancing in December 2003, an interest rate swap that previously hedged the variable payments on an operating lease no longer qualified for hedge accounting treatment since the lease was terminated. The swap's fair value of a loss of $4.6 million was reversed out of equity and charged against income at that time, accounting for the majority of the ineffectiveness recorded in 2003. Subsequent changes in this swap's fair value were charged or credited to ineffectiveness in 2004 and 2005 as well. The debt prepayment cost of

                                                                             15.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

$4.4 million in 2005 includes the penalty and write-off of associated deferred financing costs totaling $3.8 million from the prepayment of the $30.0 million subordinated debt in the fourth quarter and the write-off of $0.6 million of deferred financing costs from the prepayment of the $18.6 million term notes in the first quarter 2005. See debt disclosures in the Financial Position section of this Management's Discussion and Analysis for additional information.

      Other-net expense also includes metal financing fees, which have increased slightly in each of the last two years, bad debt expense, cash discounts, gains and losses on the sale of fixed assets and other non-operating items.

      OPERATING PROFIT WAS $19.5 MILLION in 2005, a 22% reduction from $25.0 million in 2004. The higher cost of copper, the unfavorable changes in product mix, the slightly higher expenses and the debt prepayment charge more than offset the margin benefit of the higher sales volumes. The 2004 operating profit was a $33.9 million improvement over the $8.9 million operating loss in 2003 as a result of the increased margins generated by the higher sales and other factors partially offset by higher copper costs and changes in other expenses.

      INTEREST EXPENSE was $6.4 million in 2005, $8.4 million in 2004 and $3.8 million in 2003. The decline in interest expense in 2005 resulted from a reduction in the average level of debt outstanding, as the average borrowing rate was higher in 2005 than in 2004. A portion of the proceeds from the new share issuance in July 2004 was used to reduce debt in the second half of 2004 and cash was used to pay off the term notes in January 2005. Interest expense was higher in 2004 largely as a result of the December 2003 refinancing, as debt increased by over $50.0 million due to the purchase of previously leased assets with a portion of the loan proceeds. The higher interest expense in 2004 partially offsets the gross margin benefit generated by the refinancing previously discussed. The average borrowing rate was higher in 2004 than in 2003, primarily due to the high rate subordinated debt secured in December 2003. Amortization of deferred financing costs included in interest was $0.4 million lower in 2005 than 2004 and $1.1 million higher in 2004 than in 2003. Capitalization of interest expense associated with long-term capital projects was minor in each of the three years presented.

      INCOME BEFORE INCOME TAXES was $13.1 million in 2005 compared to $16.7 million in 2004. In 2003, the loss before income taxes was $12.7 million.

      THE INCOME TAX EXPENSE (BENEFIT) for 2005, 2004 and 2003, including the movement in the deferred tax valuation allowance, is summarized as follows:

                                             Expense (benefit)
                                         --------------------------
                                           2005      2004      2003
                                         ------    ------    ------
(Millions)
Tax prior to valuation allowances....    $  3.4    $ 10.4    $ (4.7)
Valuation allowance..................      (8.1)     (9.3)      5.3
                                         ------    ------    ------
   Total tax expense.................    $ (4.7)   $  1.1    $  0.6
                                         ======    ======    ======

      In calculating the tax expense or benefit prior to movements in the valuation allowance, the effects of foreign source income and percentage depletion were major causes of the differences between the effective and statutory rates for all three years. The impact of the company-owned life insurance program also caused a significant difference between the effective and statutory rates in 2004 and a more minor difference in 2003. See Note O to the Consolidated Financial Statements for a reconciliation of the statutory and effective tax rates.

      The deferred tax valuation allowance was initially recorded in accordance with Statement No. 109, "Accounting for Income Taxes", which requires a company to evaluate its deferred tax assets for impairment in the event of recent operating losses. This evaluation process is not based upon the specific expiration date of the individual deferrals but rather on the company's ability to demonstrate future taxable income will result in utilization of those assets. As a result of a review in the fourth quarter 2002, we determined that it was more likely than not that the majority of our deferred tax assets were impaired and a valuation allowance was recorded accordingly.

      Subsequent to 2002, the valuation allowance was either increased to offset the creation of additional deferred tax assets, as was the case in 2003, or reduced for the use of deferred tax assets as in 2004 and 2005. In 2005, in addition to reducing the valuation allowance $2.2 million for the use of net operating losses, we also reduced the valuation allowance by $5.9 million as, based upon the earnings trend of the past two years as well as various projections, we determined that it was more likely than not that we would utilize this additional portion of our deferred tax assets in future periods.

      The resulting net tax expense (benefit) on the Consolidated Statements of Income for each of the years includes taxes for state, local and certain foreign jurisdictions that were not affected by the valuation allowance. The tax expense also included minor amounts for the alternative minimum tax in 2005 and 2004. The deferred tax valuation allowance on the balance sheet was also adjusted in each of the last three years for the deferred tax assets associated with items in other comprehensive income (OCI) within shareholders' equity. These adjustments were recorded in OCI and did not affect net income.

      As a result, NET INCOME was $17.8 million, or $0.92 per share, in 2005 compared to $15.5 million, or $0.85 per share, in 2004 and a net loss of $13.2 million, or $0.80 per share, in 2003.

SEGMENT DISCLOSURES

      We aggregate our businesses into two reportable segments - the Metal Systems Group and the Microelectronics Group. Beginning in 2005, Brush Resources Inc., a wholly owned subsidiary that manages our mining and milling operations in Utah, is included in the Metal Systems Group while previously it had been included in the "All Other" column in the segment reporting details. We made this change because we believe that the operating issues affecting Brush Resources, the management of the

16.

operations and the flow of materials are more closely aligned with the Metal Systems Group, and this change is more reflective of how the operations are now managed. The segment results for the prior-year comparisons have been restated to reflect this change. Our parent company and other corporate expenses, as well as the operating results from BEM Services, Inc., a wholly owned subsidiary, are not part of either segment and are shown in the "All Other" column in the segment results contained in Note M to the Consolidated Financial Statements. BEM Services charges a management fee for the services it provides, primarily corporate, administrative and financial oversight, to our other businesses on a cost-plus basis.

      The operating loss within All Other increased in 2005 over 2004 as a result of the $4.4 million debt prepayment costs and higher corporate legal and Sarbanes-Oxley Act compliance costs offset in part by lower corporate incentive compensation expenses. The operating results within All Other improved in 2004 over 2003 due to charges associated with the refinancing in 2003 totaling $6.0 million, $2.0 million in savings resulting from winding down and terminating the company-owned life insurance program in 2004 and lower corporate legal and other costs. Audit and related costs associated with compliance with Section 404 of the Sarbanes-Oxley Act were higher in 2004 than 2003 as well.

METAL SYSTEMS GROUP

                                2005      2004      2003
                             -------   -------   -------
(Millions)
Net sales.................   $ 306.3   $ 300.7   $ 243.7
Operating profit (loss)...       6.3       4.5     (16.4)

      The Metal Systems Group, which is the larger of the two reportable segments and accounts for over 55% of total sales and over two-thirds of total assets, consists of Alloy Products, Technical Materials, Inc. (TMI), a wholly owned subsidiary of the Company, Beryllium Products and Brush Resources. These units manufacture a variety of engineered materials that provide superior performance in demanding applications and compete against beryllium and non-beryllium-containing alloys and other material systems and composites. Because of their superior performance, these materials are often premium priced. The Elmore, Ohio facility manufactures finished goods for Alloy Products and Beryllium Products as well as materials for further processing and sale by other operations within Alloy, Beryllium and TMI. Customers typically use the Company's materials as their raw material input and are also usually one or more tiers removed from the end-use demand generator in a given market. After sales bottomed out in 2002, primarily due to softness in the telecommunications and computer market, sales grew in each of the last three years. As a result of the higher sales and other operating improvements, the Metal Systems Group generated profits of $6.3 million in 2005 and $4.5 million in 2004 after recording a loss of $16.4 million in 2003.

      Sales to external customers by business unit within the Metal Systems Group during the three-year period ended December 31, 2005 were as follows:

                                 2005      2004      2003
                              -------   -------   -------
(Millions)
Alloy Products.............   $ 208.2   $ 202.9   $ 162.3
Technical Materials, Inc...      49.9      53.6      41.9
Beryllium Products.........      42.6      39.5      35.2
Brush Resources Inc........       5.6       4.7       4.3
                              -------   -------   -------
   Total segment sales.....   $ 306.3   $ 300.7   $ 243.7
                              =======   =======   =======

ALLOY PRODUCTS

      Alloy Products, the largest business within the Metal Systems Group, manufactures and sells copper and nickel-based alloy systems metallurgically tailored to meet customers' specific performance requirements. Strip products, the larger of Alloy's two main product families, includes thin gauge precision strip and thin diameter rod and wire. These products provide a combination of high conductivity, high reliability and formability for use as connectors, contacts, switches, relays and shielding. Major markets for strip products include telecommunications and computer, automotive electronics and appliance. Alloy's other major product family is bulk products, which includes plate, rod, bar, tube and other customized forms that, depending upon the application, may provide superior strength, corrosion or wear resistance or thermal conductivity. Applications for bulk products include plastic mold tooling, bearings, and bushings for aerospace and heavy equipment, welding rods, oil and gas drilling components, and telecommunications housing equipment. The majority of Alloy Products, including all strip products, are beryllium-containing alloys. Alloy Products are manufactured at our facilities in Ohio and Pennsylvania and are distributed worldwide through a network of company-owned service centers and outside distributors and agents.

      Sales from Alloy Products of $208.2 million in 2005 were 3% higher than sales of $202.9 million in 2004. The sales growth in 2005 was due to bulk products as strip sales declined slightly. Sales in 2004 were $40.6 million higher than sales of $162.3 million in 2003, a 25% improvement as sales of both strip and bulk products grew in that year over the previous year.

      Strip product shipment volumes declined 4% in 2005 after growing 19% in 2004. Shipments of thin diameter rod and wire products, which had shown double-digit growth in the prior two years, declined in 2005. Shipments of higher beryllium-containing strip products also declined in 2005 while shipments of the lower beryllium-containing alloys were essentially flat. The strip sales growth in 2004 was across both the higher and lower beryllium-containing alloys.

      The volume of bulk products shipped grew 9% in 2005 over 2004 as shipments of both traditional beryllium-containing alloys and non-beryllium-containing alloys increased. Shipments of bulk products volumes were 33% higher in 2004 than in 2003, with shipments growing significantly in the second half of 2004.

                                                                             17.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      The growth in Alloy sales in 2005 was fueled by increased demand from the appliance and aerospace markets. Non-beryllium-containing alloy sales into the heavy equipment market contributed to the sales increase in 2005 and 2004. Sales in 2005 into the telecommunications and computer market were unchanged from 2004 after increasing significantly in 2004 over 2003. Automotive electronic sales softened in 2005 after improving in 2004. Overall sales into the industrial components market were off slightly in 2005 from 2004, but portions of this market showed improvements in 2005.

      International sales accounted for the growth in Alloy Products sales in 2005 as domestic sales declined. Domestic sales had improved in 2004, rebounding from a slight decline in 2003. International sales of Alloy Products have improved three years in a row, reflective of the increased sales and marketing efforts designed to capture additional portions of the growing overseas markets, particularly Asia.

TECHNICAL MATERIALS, INC.

      TMI manufactures engineered materials systems, including clad inlay and overlay metals, precious and base metal electroplated systems, electron beam welded systems, contour profiled systems and solder-coated metal systems. These specialty strip metal products provide a variety of thermal, electrical or mechanical properties from a surface area or particular section of the material. TMI's cladding and plating capabilities allow for a precious metal or brazing alloy to be applied to a base metal only where it is needed, reducing the material cost to the customer as well as providing design flexibility. Major applications for TMI products include connectors, contacts and semiconductors. TMI's largest markets are automotive and telecommunications and computer electronics, while the energy and defense and medical electronic markets offer further growth opportunities. TMI manufactures its products at our Lincoln, Rhode Island facility.

      TMI sales of $49.9 million in 2005 were 7% lower than sales in the previous year, while sales of $53.6 million in 2004 were $11.7 million, or 28%, higher than 2003. The inlay and plating product lines showed the largest declines in 2005. All of TMI's major product lines contributed to the growth in 2004, with plated products accounting for over 40% of the growth.

      Demand for TMI products from the automotive industry was soft the last three quarters of 2005 while demand from telecommunications and computer showed signs of improvements in some areas in 2005, but was still down for the year. We believe a portion of the weakness in the telecommunications and computer market in 2005 was due to a temporary downstream inventory correction. The sales growth in 2004 over 2003 was largely due to the stronger demand from these two markets.

      The continued development of new disk drive arm applications for computers added to sales in 2005, and this application provides a long-term growth opportunity for TMI. Development work on new products and applications that serve TMI's large existing markets as well as new emerging markets, including the energy market and medical products, also had a positive impact on sales in 2005, which helped to offset a portion of the decline in sales of traditional products. Examples of these new applications include materials for fuses and micromotors. TMI is also expanding its international efforts and presence, particularly in Asia, as production capacity within portions of the traditional markets served by TMI continues to be transferred overseas. TMI's new sales order entry rate strengthened late in the fourth quarter 2005 and we anticipate that shipments of TMI products will improve in the first quarter 2006.

BERYLLIUM PRODUCTS

      Beryllium Products manufactures beryllium-based metals and metal matrix composites in rod, tube, sheet, foil and a variety of customized forms at the Elmore, Ohio and Fremont, California facilities. These materials are used in applications that require high stiffness and/or low density and they tend to be premium priced due to their unique combination of properties. Defense and government-related applications, including aerospace, is the largest market for Beryllium Products, typically accounting for over 60% of sales, while other markets served include medical, telecommunications and computer, electronics (including acoustics), optical scanning and performance automotive.

      Sales from Beryllium Products were $42.6 million in 2005, an 8% improvement over 2004 and the sixth consecutive year of growth. Sales in 2004 of $39.5 million were 12% higher than the sales in 2003.

     Sales of materials for the James Webb Space Telescope program totaled $12.1 million in 2005 and $5.9 million in 2004. Shipments under the initial material supply contract were completed in the second quarter 2005, but we continued to ship smaller quantities of additional materials for the telescope in the last half of the year. Shipments for the Webb telescope will be significantly lower in 2006 than in 2005 as this program for us is substantially complete.

      Sales for other defense and government-related applications were strong throughout 2003 and 2004 and into the early part of 2005 as well. Defense platforms for Beryllium Products are mainly aerospace and missile system applications. However, government budget revisions diverted funds away from these types of applications in order to provide additional support for current military ground operations. Applications that utilize our materials were delayed and in some cases reduced. As a result, defense and government sales, other than the Webb telescope, softened in the last half of 2005 with the softening continuing into the first quarter 2006.

      Sales to the medical market, including X-ray window applications, which were strong in 2004, softened slightly in 2005. Sales to the electronics market for acoustic components were relatively unchanged throughout the three years. As expected, performance automotive sales, after declining in 2004 from the 2003 level, were significantly lower in 2005 than in 2004.

BRUSH RESOURCES

      Brush Resources' milling operations produce beryllium hydroxide from mined bertrandite ore and purchased beryl ore. See the Ore Reserve section of this Management's Discussion and Analysis for additional

18.

information. The hydroxide is used primarily as a raw material input by the other businesses within the Metal Systems Group. Brush Resources also had external sales of hydroxide totaling $5.6 million in 2005, $4.7 million in 2004 and $4.3 million in 2003.

METAL SYSTEMS GROSS MARGIN AND EXPENSES

      The gross margin on Metal Systems' sales was $68.7 million (22% of sales) in 2005 compared to $72.4 million (24% of sales) in 2004. While the higher volumes generated approximately $1.7 million of additional margin in 2005, this benefit was more than offset by the higher cost of copper that could not be completely passed through to customers and unfavorable changes in product mix. The product mix shift was caused primarily by lower sales of higher margin thin diameter rod and wire products from Alloy in 2005 as well as various product mix shifts within TMI. TMI also incurred additional costs and inefficiencies associated with manufacturing various new products. Manufacturing overhead expenses were $1.4 million lower in 2005 than 2004 as a result of cost saving efforts at the Elmore and Lincoln facilities.

      The gross margin on Metal Systems' sales in 2004 improved $31.6 million over the 2003 margin. As a percent of sales, the margin also improved from 17% to 24%. The higher sales volumes contributed an additional $21.3 million in margins in 2004. Operational improvements and manufacturing efficiencies, primarily at the Elmore facility, a favorable change in the product mix and the foreign currency translation expense generated $14.4 million in additional margin compared to 2003. The higher cost of copper in 2004 that could not be passed through to customers reduced margins by an estimated $7.5 million compared to 2003. The previously discussed $6.0 million margin benefit from the December 2003 refinancing flowed through Metal Systems' gross margin in 2004. Other manufacturing overhead costs, including manpower, maintenance and supplies, were higher in 2004 than in 2003.

      SG&A, R&D and other-net expense within the Metal Systems Group were $5.5 million lower in 2005 than in 2004. Incentive compensation accruals were significantly lower in 2005 than in 2004 while net exchange losses declined as well. These benefits were partially offset by higher international sales-related and other marketing costs. R&D expenses were also slightly higher in the current year.

      SG&A, R&D and other-net expense within the Metal Systems Group were $10.7 million higher in 2004 than in 2003. However, as a percent of sales, these expenses declined from 23% in 2003 to 22% in 2004. Increased incentive compensation accruals resulting from the improved profitability accounted for approximately 30% of the increase in expenses. Higher exchange losses and the majority of the unfavorable translation impact on the foreign subsidiaries' expenses contributed to the Group's expense increase in 2004. Other sales-related expenses, including commissions, travel and advertising and various administrative costs also were higher in 2004 than in 2003.

      The Metal Systems Group generated a profit of $6.3 million in 2005 compared to a $4.5 million profit in 2004 and an operating loss of $16.4 million in 2003. Gross margins were lower in 2005 than in 2004 as the unfavorable mix and higher copper costs more than offset the benefits from the improved sales volume; however, the reduction in expenses was greater than the decline in margins. The significant improvement in profitability in 2004 over 2003 resulted from the growth in margins caused by the sales increase, product mix shift and improved manufacturing performance offset in part by the cost of copper and other expenses.

MICROELECTRONICS GROUP

                              2005      2004      2003
                           -------   -------   -------
(Millions)
Net sales...............   $ 234.9   $ 195.6   $ 157.3
Operating profit........      19.0      18.5      12.6

      The Microelectronics Group includes Williams Advanced Materials Inc.
(WAM), a wholly owned subsidiary, and Electronic Products. These businesses manufacture a variety of high quality precision parts that are sold to assemblers and other fabricators of electronic components and equipment. Sales grew 20% in 2005 over 2004 after growing 24% in 2004 over 2003. Operating profit, however, only improved slightly in 2005 after showing a significant improvement in 2004 compared to 2003. Sales to external customers by business unit within this group during the 2003 to 2005 time frame were as follows:

                                        2005      2004      2003
                                     -------   -------   -------
(Millions)
Williams Advanced Materials Inc...   $ 209.5   $ 165.7   $ 127.8
Electronic Products...............      25.4      29.9      29.5
                                     -------   -------   -------
   Total segment sales............   $ 234.9   $ 195.6   $ 157.3
                                     =======   =======   =======

WILLIAMS ADVANCED MATERIALS INC.

      WAM manufactures precious, non-precious and specialty metal products at its facilities in New York, California, Asia and Europe. Specific products include physical vapor deposition targets, frame lid assemblies, clad and precious metal preforms, high temperature braze materials and ultra fine wire. Physical vapor deposition-related products account for approximately 60% of WAM's business. Major markets for WAM's products include magnetic and optical data storage, medical and the wireless, semiconductor, photonic and hybrid segments of the microelectronics market. A key competitive advantage for WAM is its ability to reclaim precious metals, from its own or customers' scrap, through its in-house refinery. Due to the high cost of its precious metal products, WAM emphasizes quality, delivery performance and customer service in order to attract and maintain applications.
                                                                             19.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      WAM's sales have grown significantly in each of the last two years. Sales of $209.5 million in 2005 were 26% higher than 2004 while 2004 sales of $165.7 million were 30% higher than sales in 2003. WAM adjusts its selling prices daily to reflect the current cost of the precious and non-precious metals sold. The cost of the metal is a pass-through to the customer and WAM generates its margin on its fabrication efforts irrespective of the type or cost of the metal used in a given application. Therefore, the cost and mix of metals sold will affect sales but not necessarily the margins generated by those sales. Metal prices increased on average in both 2005 and 2004 as compared to the respective prior year and the metal content increased as a percent of sales in 2005 as well, meaning that the underlying volume growth was less than the growth in sales.

      Sales of physical vapor deposition targets grew in each of the last two years fueled by strong demand from the optical data storage market. Frame lid assembly sales also increased in each of the last two years. A portion of this growth is attributable to new product design and application development work. Applications for giant magnetic resistance film materials were strong in 2005 once again and remain a large market for WAM's products. Demand from the wireless and photonic segment of the microelectronics market for a variety of WAM's products, including targets, frame lids and wire, showed strong growth in 2005 after improving in 2004 as well. Development work continued for semiconductor applications for thin film products, which remain an attractive growth platform. Refining revenue increased in 2005 as well.

      In the second quarter 2005, WAM acquired OMC Scientific Limited (OMC), which provides physical vapor deposition material cleaning and reconditioning services to customers in Europe. In the fourth quarter 2005, WAM acquired Thin Film Technology, Inc. (TFT), which manufactures precision optical coatings, thin film circuits and coatings and other products. Both of these acquisitions serve to expand WAM's capabilities and add further breadth to WAM's product offerings. TFT was previously a WAM vendor, working closely with WAM on the development and production of lid assemblies. OMC and TFT were responsible for approximately 11% of WAM's sales growth in 2005 over 2004. The expansion of WAM's business continued into 2006 with the acquisition of CERAC, incorporated, which was completed in January 2006. CERAC manufactures physical vapor deposition and specialty inorganic materials to a variety of industries.

      Sales through WAM's operation in Taiwan grew at a double-digit rate in 2005. While still small, this operation that began as a joint venture in 2003 and became a wholly owned subsidiary in early 2004, has continued to grow and offers an additional long-term growth opportunity for WAM. WAM has also established, or is in the process of establishing, sales and marketing offices in Korea, Japan and China in order to take advantage of growth opportunities in Asia.

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

      Sales from Electronic Products were $25.4 million in 2005, a decline of 15% from 2004, while sales of $29.9 million in 2004 were relatively unchanged from 2003.

      Sales of beryllia ceramics declined 17% in 2005 after growing approximately 14% in 2004 over 2003. The softer sales in 2005 as well as the growth in 2004 sales resulted from changes in demand from sectors of the telecommunications and computer market, including infrastructure equipment applications. In addition, downstream inventories of our products were high at the end of 2004 and orders were reduced during 2005 as this high inventory position was being consumed. Beryllia ceramics is a mature product line with established applications but limited growth opportunities. Sales of electronic packages also declined in 2005 largely due to weaker demand from the automotive market. Sales of these products had improved in 2004 over 2003 due to changes in the build rates for telecommunications infrastructure equipment. Sales of circuitry, which are manufactured by Circuits Processing Technology, Inc.,
(CPT), a wholly owned subsidiary of Zentrix, improved 21% in 2005 over 2004 after declining 33% in 2004 from the 2003 sales level. While defense applications remain the largest market for circuits, CPT continued their efforts to develop additional commercial applications in order to diversify their product offerings.

MICROELECTRONICS GROUP GROSS MARGIN AND EXPENSES

      The gross margin on Microelectronics Group sales was $43.0 million in 2005, $40.5 million in 2004 and $32.8 million in 2003. As a percent of sales, the gross margin was 18% in 2005 compared to 21% in both 2004 and 2003. The higher sales volumes in 2005 generated an additional $8.4 million in margin over 2004. However, the unfavorable product mix shift, resulting from changes within WAM as well as the lower automotive and telecommunication and computer market sales, reduced margins by an estimated $4.7 million. Manufacturing overhead costs increased in 2005, partially due to product development efforts, and inventory valuation adjustments were unfavorable as compared to the prior year.

      The growth in the gross margin in 2004 due to the higher sales volumes was approximately $9.1 million while the change in product mix impact was slightly unfavorable. Manufacturing overhead costs were $0.8 million higher in 2004, primarily within WAM, reflective of the higher level of production activity.

20.

      SG&A, R&D and other-net expenses within the Microelectronics Group increased $2.0 million in 2005 over 2004 with the expenses incurred by OMC and TFT accounting for $1.4 million of the increase. Other sales-related expenses were higher as well, including costs associated with expanding international marketing efforts. The sale of an unused building created a one-time gain of $0.3 million in 2004, reducing net expenses in that period. Incentive compensation expenses were slightly lower in 2005 than 2004. The precious metal consignment fee was unchanged in 2005 from 2004.

      SG&A, R&D and other-net expenses were $1.8 million higher in 2004 than in 2003, although as a percent of sales these expenses declined from 13% in 2003 to 11% in 2004. Administrative costs, including legal expenses, within WAM, were the major cause of the increase. Costs associated with the newly created and growing operation in Taiwan also contributed to the increase in expenses. The precious metal financing fee increased only slightly in 2004 over 2003 despite the increase in metal on hand.

      The Microelectronics Group operating profit was $19.0 million, or 8% of sales, in 2005, $18.5 million or 9% of sales, in 2004 and $12.6 million, or 8% of sales, in 2003.

INTERNATIONAL SALES AND OPERATIONS

      We operate in worldwide markets and our international customer base continues to expand due to the development of various foreign nations' economies and the relocation of U.S. businesses overseas. Our international operations are designed to provide a cost-effective method of capturing the growing overseas demand for our products. Brush International has service centers in Germany, England, Japan and Singapore that primarily focus on the distribution of Alloy Products while also providing additional local support to portions of our other businesses. WAM has finishing operations in Singapore and the Philippines and a small manufacturing operation in Taiwan and this year acquired OMC in Ireland. We also have branch sales offices in various countries, including the Republic of China and Taiwan, and we utilize an established network of independent distributors and agents throughout the world. Total international sales, including sales from international operations as well as direct exports from the U.S., for the 2003 to 2005 time frame were as follows:

                                       2005      2004      2003
                                    -------   -------   -------
(Millions)
From international operations....   $ 132.8   $ 119.8   $  89.5
Exports from U.S. operations.....      46.3      44.3      34.9
                                    -------   -------   -------
Total international sales........   $ 179.1   $ 164.1   $ 124.4
                                    =======   =======   =======
Percent of total net sales.......        33%       33%       31%

      The international sales presented in the above table are included in both the Metal Systems Group and Microelectronics Group sales figures previously discussed. The majority of international sales are to the Pacific Rim, Europe and Canada. The increase in international sales in 2005 was primarily in Asia, while the OMC acquisition added to the European sales base in 2005. The Asian sales growth resulted from a combination of additional market penetration, the relocation of U.S. production to overseas locations and increased market share. Sales in Europe and Asia both grew in 2004, partially due to a favorable currency exchange effect as compared to 2003. The currency effect on 2005 sales was negligible compared to 2004.

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

      The following table summarizes the associated activity with beryllium cases.

                                                     December 31,
                                              --------------------------
                                               2005      2004       2003
                                              -----    ------    -------
Total cases pending.......................       13        12         15
Total plaintiffs (including spouses)......       54        56         33
Number of claims (plaintiffs) filed
   during period ended....................      5(7)     6(42)     11(22)
Number of claims (plaintiffs) settled
   during period ended....................      1(1)     6(10)     24(47)
Aggregate cost of settlements during
   period ended (dollars in thousands)....    $   2    $  370    $ 2,045
Number of claims (plaintiffs) otherwise
   dismissed..............................      3(8)      3(9)      5(12)

                                                                             21.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      Settlement payment and dismissal for a single case may not occur in the same period. The 2003 data includes five claims that were settled and dismissed late in the fourth quarter 2003. Payments of the claims were made in 2004 but are shown in the preceding table in 2003.

      Additional beryllium claims may arise. Management believes that we have substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to us. Third-party plaintiffs (typically employees of customers or contractors) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. A reserve was recorded for beryllium litigation of $2.1 million at December 31, 2005 and $1.9 million at December 31, 2004. A receivable was recorded of $2.2 million at December 31, 2005 and $2.3 million at December 31, 2004 from our insurance carriers as recoveries for insured claims. An additional $0.4 million was reserved at December 31, 2005 and 2004 for insolvencies related to claims still outstanding as well as claims for which partial payments have been received.

      Although it is not possible to predict the outcome of the litigation pending against our subsidiaries and us, we provide for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably in amounts exceeding our reserves. An unfavorable outcome or settlement of a pending beryllium case or additional adverse media coverage could encourage the commencement of additional similar litigation. We are unable to estimate our potential exposure to unasserted claims.

      While we are unable to predict the outcome of the current or future beryllium proceedings, based upon currently known facts and assuming collectibility of insurance, we do not believe that resolution of these proceedings will have a material adverse effect on our financial condition or cash flow. However, our results of operations could be materially affected by unfavorable results in one or more of these cases. As of December 31, 2005, four purported class actions were pending.

      REGULATORY MATTERS. Standards for exposure to beryllium are under review by the United States Occupational Safety and Health Administration and by other governmental and private standard-setting organizations. One result of these reviews will likely be more stringent worker safety standards. More stringent standards may affect buying decisions by the users of beryllium-containing products. If the standards are made more stringent or our customers decide to reduce their use of beryllium-containing products, our operating results, liquidity and capital resources could be materially adversely affected. The extent of this adverse effect would depend on the nature and extent of the changes to the standards, the cost and ability to meet the new standards, the extent of any reduction in customer use and other factors that cannot be estimated.

FINANCIAL POSITION

WORKING CAPITAL

      CASH FLOW FROM OPERATIONS totaled $3.5 million in 2005 compared to $38.9 million in 2004. Cash received from the sale of goods totaled $531.2 million in 2005 and $492.7 million in 2004. Cash paid for goods and expenses was $518.9 million in 2005, an increase of $71.3 million over 2004. The cash balance was $10.6 million at December 31, 2005 compared to $49.6 million at December 31, 2004. This decline was due primarily to the retirement of debt, the funding of capital expenditures, two small acquisitions and a pension plan contribution.

      THE ACCOUNTS RECEIVABLE BALANCE was $69.9 million at year-end 2005 compared to $59.2 million at year-end 2004. After having improved for five consecutive years, the year-ending days sales outstanding (DSO), a measure of how quickly receivables are collected, after adjusting for the unearned revenue effect, increased by approximately three days from year-end 2004, although we believe collections are still being made on a timely basis. The slower collection period accounted for approximately 40% of the increased accounts receivable balance. The balance of the increase was due to higher sales in the fourth quarter 2005 than in the fourth quarter 2004 and the difference in the outstanding billings for unshipped items that were recorded through unearned revenue. Accounts receivable increased by $4.1 million in 2004 as a result of higher sales volumes and the unearned revenue effect. The DSO as of year-end 2004 improved approximately five days from year-end 2003.

      Accounts written off to bad debt expense remained relatively minor in 2005. Early in the fourth quarter 2005, Delphi Corporation, the largest U.S. supplier of automotive parts, filed for bankruptcy protection. Delphi is a customer of businesses within both the Metal Systems Group and the Microelectronics Group. However, our credit exposure with Delphi at the time of the bankruptcy filing was limited and any potential bad debt was minimal.

      THE INVENTORY BALANCE at December 31, 2005 was $104.1 million, an increase of $8.8 million since the previous year end. Inventories increased $7.9 million during 2004. Approximately half of the inventory build in 2005 occurred in the fourth quarter in response to the higher sales in that period and in preparation for the projected high sales level in the first quarter 2006. Alloy inventory pounds were 8% higher at year-end 2005 than year-end 2004 in part due to additional purchases of copper beryllium master alloy from the Defense Logistics Agency during the fourth quarter 2005. Alloy inventory pounds had declined 2% in 2004. Scrap utilization and manufacturing yield improvements had helped keep alloy inventory pounds at levels below the levels from 2003 and the preceding years. WAM's inventories climbed in each of the last two years to support the higher sales volumes, but the inventory increase was not proportional to the sales increase as the majority of WAM's inventory is maintained on an off-balance sheet consignment arrangement. Approximately 60% of the 2004 inventory build was in Beryllium Products and primarily as a result of the Webb Telescope project. With the completion of the majority of this project in 2005, however, year-end 2005 inventories within Beryllium Products remained relatively unchanged from the prior year end and their

22.

months' supply of inventory has increased. Inventories within Brush Resources declined in 2005, as they did in 2004, as the level of mining activity has diminished due to sufficient supplies of beryllium hydroxide previously produced.

      The higher cost of copper, nickel, precious metals and other materials increased the value of the inventory on a first-in, first-out (FIFO) basis in each of the last two years; however, this impact was largely offset by the use of the last-in, first-out (LIFO) valuation method and the higher metal prices only had a small impact on the increase in inventory values during 2005 and 2004. The LIFO method also generally results in the higher cost of materials (as well as other costs) being charged to cost of sales in the current period.

      While the inventory level increased in 2005, the overall inventory turns, a measure of how efficiently inventory is utilized, improved as of year-end 2005 as compared to year-end 2004. Inventory turns were lower as of year-end 2004, primarily due to the Webb Telescope inventory, compared to year-end 2003.

      PREPAID EXPENSES as of December 31, 2005 included the fair value of the outstanding foreign exchange derivative contracts totaling $1.5 million and copper hedge contracts of $1.9 million. The fair value of the foreign exchange contracts outstanding as of December 31, 2004 was a loss of $3.9 million, with $3.4 million recorded in other liabilities and accruals and $0.5 million in other long-term liabilities, and there were no outstanding copper hedge contracts. The cause for the change from a liability to an asset in the fair value of the foreign currency derivatives was the relative strength of the U.S. dollar as compared to the strike price of the outstanding contracts at each year end.

      In addition to the impact of the fair value of the derivatives, prepaid expenses increased $2.7 million during 2005 due to an increase in the legal defense costs to be reimbursed by insurance carriers and the timing of other payments. Prepaid expenses increased $2.9 million in 2004 as a result of miscellaneous timing differences.

      Other assets were $8.3 million as of year-end 2005, a decline of $6.3 million during the year. The two major causes for the decline were the write-off of deferred financing costs associated with debt that was prepaid during the year and the write-off of the pension plan prior service cost intangible asset to OCI as a result of a plan amendment. These items are discussed in greater detail in other sections of this Management's Discussion and Analysis. Offsetting a portion of the decline in other assets from these two items was the addition of intangible assets from the TFT and OMC acquisitions totaling $2.1 million. These intangibles will be amortized over the next seven to ten years depending upon the item.

      THE ACCOUNTS PAYABLE BALANCE of $20.9 million was $7.6 million higher at year-end 2005 than year-end 2004 due to increased business levels and the timing of payments relative to year end while the 2004 year-end balance was $2.8 million lower than year-end 2003. Accrued salaries and wages were $7.4 million lower at year-end 2005 than the prior year end primarily due to the lower incentive compensation accruals in 2005. Unearned revenue, which is a liability representing billings to customers in advance of the shipment of product, was $0.3 million at December 31, 2005 compared to $7.8 million at December 31, 2004. The majority of the unearned revenue as of the prior year end was related to the Webb Telescope contract, which began in 2004 and was completed during the second quarter 2005. Other long-term liabilities of $8.2 million declined $2.6 million during 2005 after declining $3.9 million during 2004. The reduction in both years was due to movements in the environmental remediation reserve and changes in the long-term portion of the fair value of derivatives, primarily interest rate swaps. The legal reserve increased slightly in 2005 after declining in 2004.

      We paid less than $0.1 million for legal settlements related to chronic beryllium disease in 2005 compared to $1.4 million in 2004. We received $0.2 million in 2005 and $1.0 million in 2004 from our insurance carriers as partial reimbursement for the insured portions of claims paid in the current and prior years.

DEPRECIATION AND AMORTIZATION

      Depreciation, amortization and depletion was $21.7 million in 2005, $21.2 million in 2004 and $19.1 million in 2003. The increase in 2005 is due to the current year capital expenditures while the $2.1 million increase in expense in 2004 over 2003 resulted primarily from the purchase of the previously leased assets for $51.8 million in December 2003. Amortization of deferred mine development was $1.2 million in both 2004 and 2003; there was no mine development amortization in 2005 as there was no mining activity due to the amount of available ore previously removed from the pits. Mine development costs are amortized based upon the units-of-production method as ore is extracted from the pits. Amortization of deferred financing costs included in interest expense was $1.1 million in 2005, $1.5 million in 2004 and $0.4 million in 2003. The increase in 2004 was due to the amortization of costs associated with the December 2003 refinancing.

CAPITAL EXPENDITURES

      Capital expenditures for property, plant and equipment and mine development totaled $13.8 million in 2005, an increase of $4.6 million over the $9.2 million expended in 2004. Spending by the Metal Systems Group totaled $8.6 million in 2005 and $5.8 million in 2004, while the Microelectronics Group spending totaled $4.7 million in 2005 and $2.7 million in 2004. The majority of the spending in both years was on small infrastructure projects, equipment upgrades and discreet pieces of equipment. Spending at the Elmore facility accounted for over half of the Metal Systems Group spending in 2005, while spending within the various WAM facilities accounted for approximately 90% of the Microelectronics Group capital spending. While certain pieces of equipment may have been capacity constrained or operated near their capacity, in general, we had sufficient production capacity to meet the level of demand throughout 2005. We exercised the purchase option in various lease agreements and purchased previously leased assets at a cost of $0.4 million in 2005 and $0.9 million in 2004.

      We acquired the stock of OMC and TFT for a combined cost of $11.5 million in cash, net of cash received. Goodwill from the two acquisitions was valued at $4.8 million.

                                                                             23.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

PENSION LIABILITY

      We annually remeasure the domestic defined benefit plan assets and liabilities at each year end. However, we also remeasured the plan during the second quarter 2005 as a result of a plan amendment that was deemed to be a significant event as defined by Statement No. 87, "Employers' Accounting for Pensions". The amendment revised the benefit payout formula for the majority of the plan participants, among other changes. Various assumptions, including the expected rate of return and discount rate, were reviewed and revised at that time as warranted. As a result of the remeasurement, the prior service cost asset of $5.0 million was charged off against OCI while the minimum pension liability increased $6.1 million with the offset also charged against OCI in the second quarter 2005.

      The market value of the assets in the domestic defined benefit pension plan was $94.8 million while the present value of the accumulated benefit obligation was $122.5 million as of December 31, 2005. In accordance with Statement No. 87 guidelines, we, therefore, increased the minimum pension liability by $8.5 million with the offset charged against OCI in the fourth quarter 2005. The OCI balance related to the domestic pension plan was $35.4 million as of year-end 2005.

      During 2005, the fair value of the assets in the domestic pension plan increased by $5.4 million as a result of a $5.0 million contribution to the plan and earnings that slightly exceeded plan disbursements. The pension plan assets earned an actual return of 6.5% in 2005 compared to 10.6% in 2004. No contribution to the plan was required in 2004. The accumulated benefit obligation for the defined benefit plan increased $18.1 million in 2005 due to a lower discount rate, an additional year of service earned by the participants and other actuarial assumptions. The associated expense, which also served to increase the liability, was $3.1 million in 2005. While this was higher than the expense of $2.7 million in 2004, the 2005 expense would have been higher had the plan not been amended.

      Brush International's subsidiary in Germany has an unfunded retirement plan for its employees. The minimum pension liability for this plan was $4.1 million as of December 31, 2005 and $1.4 million was charged against OCI in 2005 as a result of the annual remeasurement of the plan.

COMMON STOCK

      We received $0.4 million for the exercise of 29,955 employee stock options in 2005 and $3.2 million for the exercise of 228,298 employee stock options in 2004. The market price for our common stock on average was lower relative to the strike price of the vested outstanding options in 2005 than in 2004.

      In the third quarter 2004, we issued 2.25 million shares of our common stock with the net proceeds, after deduction of all expenses, being $38.7 million. The new shares represented 13% of the shares previously issued and outstanding. Concurrent with the offering, the holders of 115,000 warrants, initially granted in conjunction with a debt refinancing in December 2003, exercised their rights and sold their shares. The exercise and issuance of the shares for these warrants did not have a material impact on our cash flows.

DEBT AND OFF-BALANCE SHEET OBLIGATIONS

      During the fourth quarter 2005, we repaid the $30.0 million subordinated debt with a combination of excess cash and proceeds from borrowings under the revolving credit agreement. Repayment of this high-interest rate debt should generate cash and expense savings going forward. As a result of the repayment, we wrote off the associated remaining unamortized deferred financing costs of $2.2 million and paid a prepayment penalty of $1.6 million. During the first quarter 2005, we repaid the $18.6 million term notes. Only $2.9 million of these notes were due to be repaid in 2005, but we repaid the notes early due to our cash position. We retain the ability to re-borrow these funds under the revolving credit agreement in accordance with the term loan's original amortization schedule. Deferred financing costs of $0.6 million associated with the term loans were written off in the first quarter 2005. The subordinated debt and the term notes were secured as part of the December 2003 refinancing.

      Also during the fourth quarter 2005, we renegotiated our revolving credit agreement to increase the borrowing capacity to $125.0 million and to modify various financial covenants, including the level of allowable acquisitions.

      Total debt was $57.2 million at year-end 2005, a reduction of $15.3 million since the prior year end. Short-term debt totaled $23.6 million and included $6.2 million of foreign denominated debt and $12.3 million of gold-denominated debt designed as hedges against assets similarly denominated. The foreign debt increased during 2005 as we established a new line of credit in Germany. The outstanding gold debt is higher at year-end 2005 than year-end 2004 as a result of the increased price of gold. Other short-term domestic borrowings under the revolving credit agreement were $5.1 million. Long-term debt was $33.6 million at December 31, 2005 compared to $60.8 million at December 31, 2004. The long-term debt as of year-end 2005 included $22.0 million borrowed under the revolving credit agreement and three other variable rate instruments. Long-term debt repayments scheduled for 2006 totaled $0.6 million and were classified on the Consolidated Balance Sheet accordingly. See Note F to the Consolidated Financial Statements.

      We reduced our balance sheet debt by $42.0 million over the course of 2004 and 2005 as cash generated from the 2004 share offering, operational improvements and the higher level of profitability was used to retire debt. We were in compliance with all of our debt covenants as of December 31, 2005.

      We have an off-balance sheet operating lease with a notional value of $11.4 million as of December 31, 2005 that finances a building at the Elmore facility. Annual payments under this lease are $2.3 million. See Note G to the Consolidated Financial Statements for further leasing details.

      We maintain the majority of our precious metal inventories on a consignment basis in order to reduce our metal price exposure. See Market Risk Disclosures in this Management's Discussion and Analysis. The notional value of this off-balance sheet inventory was $43.7 million at December 31, 2005 compared to $17.2 million at December 31, 2004. Approximately $6.6 million of the increase in the consignment value was due to higher metal prices at year-end 2005 compared to year-end 2004. The remaining portion of the increase was due to additional ounces on

24.

hand to support the increase in WAM's business volume and changes in product mix. The capacity under the precious metal consignment lines was increased to $98.0 million in 2005.

CONTRACTUAL OBLIGATIONS

      A summary of contractual payments to be made under long-term debt agreements, operating leases and material purchase commitments by year is as follows:

                                                                  There-
(Millions)                2006     2007    2008    2009    2010   after    Total
                         ------   ------   -----  ------   -----  ------  ------
Long-term debt ......... $  0.6   $  0.6   $ 0.7  $ 22.7   $   -  $  9.0  $ 33.6
Building lease .........    2.3      2.3     2.3     2.3     2.3     2.5    14.0
Other operating
   lease payments ......    2.8      2.5     1.9     1.8     1.1     1.6    11.7
                         ------   ------   -----  ------   -----  ------  ------
Subtotal non-
   cancelable leases ...    5.1      4.8     4.2     4.1     3.4     4.1    25.7
Purchase
   commitments .........   11.0     11.0       -       -       -       -    22.0
                         ------   ------   -----  ------   -----  ------  ------
     Total ............. $ 16.7   $ 16.4   $ 4.9  $ 26.8   $ 3.4  $ 13.1  $ 81.3
                         ======   ======   =====  ======   =====  ======  ======

      The revolving credit agreement matures in 2009. We anticipate that a new debt agreement will be negotiated prior to the maturation of this agreement. Annual repayments are required to be made against other portions of our long-term debt in each of the next four years. See Note F to the Consolidated Financial Statements for additional debt information. The lease payments represent payments under non-cancelable leases with initial lease terms in excess of one year as of December 31, 2005. See Note G to the Consolidated Financial Statements. The purchase commitments include $0.4 million for capital equipment to be acquired in 2006. The $10.6 million balance of these obligations in 2006 and the $11.0 million in 2007 are for raw materials to be acquired under long-term supply agreements that end in 2007, although we have the opportunity to negotiate an extension for one of the agreements. See Note J to the Consolidated Financial Statements. Contractual obligations totaled $122.4 million as of December 31, 2004.

OTHER

      We believe that cash flow from operations plus the available borrowing capacity, and the current cash balance are adequate to support operating requirements, capital expenditures, projected pension plan contributions, environmental remediation projects and small acquisitions. The repayment of the high rate subordinated debt and the amended revolving credit agreement allow for increased stability in our capital structure, more flexibility in terms of available credit and covenant structures and lower borrowing costs. The debt to debt-plus-equity ratio, a leverage measure, improved in each of the last two years. Cash flow from operations was positive in 2005 once again. While the year-end 2005 cash balance was $39.0 million lower than the unusually high balance at the end of 2004, $32.1 million of this decline was used to retire debt, acquire two businesses and fund a pension plan contribution. In addition to the $10.6 million cash balance, available borrowings under existing unused lines of credit totaled $75.5 million as of December 31, 2005.

      Portions of the cash balances may be invested in high quality, highly liquid investments with maturities of three months or less.

ENVIRONMENTAL

      We have an active program of environmental compliance. We estimate the probable cost of identified environmental remediation projects and establish reserves accordingly. The environmental remediation reserve balance was $4.9 million at December 31, 2005 and $5.7 million at December 31, 2004. The reserve balance was reduced during 2005 as a result of revised detailed estimates of the projected remediation costs that were prepared by outside consultants and reviewed by management. Payments against the reserve totaled $0.3 million in 2005. See Note J to the Consolidated Financial Statements.

ORE RESERVES

      Brush Resources' reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open-pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately seven percent. Approximately 87% of beryllium in ore is recovered in the extraction process. We augment our proven reserves of bertrandite ore through the purchase of imported beryl ore. This ore, which is approximately 4% beryllium, is also processed at Brush Resources' Utah extraction facility.

      We use computer models to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling can also affect the total ore reserves to some degree. There was no development drilling activity in 2005 or 2004. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Proven reserves have decreased slightly in each of the last four years while probable reserves have remained unchanged over the last three years. We own approximately 95% of the proven reserves, with the remaining reserves leased. Based upon average production levels in recent years, proven reserves would last in excess of 100 years. Ore reserves classified as possible are excluded from the following table.

                                       2005      2004     2003      2002      2001
                                      ------    ------   ------    ------    ------
Proven bertrandite ore
   reserves at year end
   (thousands of dry tons) .......    6,601     6,640    6,687     6,730     7,270
Grade % beryllium ................    0.268%    0.268%   0.267%    0.267%    0.268%

Probable bertrandite ore
   reserves at year end
   (thousands of dry tons) .......    3,519     3,519    3,519     3,519     3,081
Grade % beryllium ................    0.232%    0.232%   0.232%    0.232%    0.219%

Bertrandite ore
   processed (thousands
   of dry tons, diluted) .........       38        39       41        40        48
Grade % beryllium,
   diluted .......................    0.316%    0.248%   0.224%    0.217%    0.224%


25.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements requires the inherent use of estimates and management's judgment in establishing those estimates. The following are the most significant accounting policies we use that rely upon management's judgment.

      ACCRUED LIABILITIES. We have various accruals on our balance sheet that are based in part upon management's judgment, including accruals for litigation, environmental remediation and workers' compensation costs. We establish accrual balances at the best estimate determined by a review of the available facts and trends by management and independent advisors and specialists as appropriate. Absent a best estimate, the accrual is established at the low end of the estimated reasonable range in accordance with Statement No. 5, "Accounting for Contingencies". Litigation and environmental accruals are only established for identified and/or asserted claims; future claims, therefore, could give rise to increases to the accruals. The accruals are adjusted as facts and circumstances change. The accruals may also be adjusted for changes in our strategies or regulatory requirements. Since these accruals are estimates, the ultimate resolution may be greater or less than the established accrual balance for a variety of reasons, including court decisions, additional discovery, inflation levels, cost control efforts and resolution of similar cases. Changes to the accruals would then result in an additional charge or credit to income. See Note J to the Consolidated Financial Statements.

      Certain legal claims are subject to partial or complete insurance recovery. The accrued liability is recorded at the gross amount of the estimated cost and the insurance recoverable, if any, is recorded as a separate asset and is not netted against the liability.

      The accrued legal liability includes the estimated indemnity cost only, if any, to resolve the claim through a settlement or court verdict. The legal defense costs are not included in the accrual and are expensed in the period incurred, with the level of expense in a given year affected by the number and types of claims we are actively defending. Portions of the legal defense costs may also be covered by insurance, in which case payments will be recorded as a prepaid expense on the balance sheet awaiting reimbursement from the insurance carrier.

      PENSIONS. We have a defined benefit pension plan that covers a large portion of our current and former domestic employees. We account for this plan in accordance with Statement No. 87, "Employers' Accounting for Pensions". Under this statement, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset or liability value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset or liability and current period income or expense. The actuaries adjust their assumptions to reflect changes in demographics and other factors, including mortality rates and employee turnover, as warranted. Management periodically reviews other key assumptions, including the expected return on plan assets, the discount rate and the average wage rate increase, against actual results, trends and industry standards and makes adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period.

      Our pension plan investment strategies are governed by a policy adopted by the Retirement Plan Review Committee of the Board of Directors. The future return on pension assets is dependent upon the plan's asset allocation, which changes from time to time, and the performance of the underlying investments. As a result of our review of various factors, we reduced the expected rate of return on plan asset assumption to 8.50% at December 31, 2005 from 8.75% at December 31, 2004. We believe that an 8.50% return over the long term is reasonable. Should the assets earn an average return less than 8.50% over time, in all likelihood the future pension expense would increase. Investment earnings in excess of 8.50% would tend to reduce the future expense.

      We establish the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed income investments. An increase to the discount rate would reduce the future pension expense and, conversely, a lower discount rate would raise the future pension expense. We elected to use a discount rate of 5.75% as of December 31, 2005 compared to 6.125% at December 31, 2004 and 5.875% as of the mid-year remeasurement.

      We estimate that the net expense from the domestic defined benefit pension plan will be $1.9 million higher in 2006 than 2005 as a result of the reduction in the expected rate of return and discount rate assumptions, changes in other assumptions and valuations, the amortization of prior differences between actual and expected results and other factors.

      If the expected rate of return assumption was changed by 50 basis points (0.50%) and all other pension assumptions remained constant, the 2006 projected pension expense would change by approximately $0.5 million. If the December 31, 2005 discount rate were reduced by 25 basis points (0.25%) and all other pension assumptions remained constant, then the 2006 projected pension expense would increase by approximately $0.4 million.

      The $27.7 million minimum pension liability for the domestic plan recorded as of December 31, 2005 does not by itself indicate that a cash contribution to the plan is required. This liability was recorded according to the requirements of Statement No. 87, while cash contributions and funding requirements are governed by ERISA and IRS guidelines. Based upon these guidelines, current assumptions and estimates and our pension plan objectives, we estimate a cash contribution of approximately $1.9 million will be required in 2006. The inter-relationship of the many factors affecting the plan assets and liabilities makes it difficult to project contributions beyond one year out; however, a contribution may be required in 2007 that is greater than the 2006 contribution. The minimum pension liability under Statement No. 87 will be recalculated at the measurement date (December 31 of each year) and any adjustments to this account and other comprehensive income within shareholders' equity will be recorded at that time accordingly. See Note I to the Consolidated Financial Statements for additional details on our pension plans.

26.

      The Financial Accounting Standards Board is currently reviewing and may recommend revising the accounting standards for pension and post-retirement benefit plans. The proposed revisions may be more reflective of international pension accounting standards. Potential changes may be the elimination of smoothing of actuarial gains and losses and revisions to the methods for calculating plan expenses. The revisions, if enacted, may be implemented in two phases beginning in 2006. At the present time, we cannot assess the potential impact these potential revisions may have on our results of operations or financial condition.

      LIFO INVENTORY. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals, fluctuate during a given year. The cost of copper increased significantly in 2005 after a large increase in 2004 as well. Nickel prices have also climbed over the last two years. Where possible, such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing may limit our ability to offset cost increases with higher prices. This was evident in both 2005 and 2004; in 2005 alone we could not pass through an estimated $2.7 million of the increased raw material costs to our customers, which in turn reduced gross margins as compared to 2004.

      We use the last-in, first-out (LIFO) method for costing the majority of our domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with the associated revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO inventory value also tends to be less volatile during years of fluctuating costs than the value would be using other costing methods. The LIFO impact on the income statement in a given year is dependent upon the inflation rate effect on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and the inventory mix and balance.

      Assuming no change in the quantity or mix of inventory from the December 31, 2005 level, a 1% change in the annual inflation rate would cause a $0.4 million change in the LIFO inventory value.

      DEFERRED TAX ASSETS. We record deferred tax assets and liabilities in accordance with Statement No. 109, "Accounting For Income Taxes". The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. We review the expiration dates of the deferrals against projected income levels to determine if the deferral will or can be realized. If it is determined that it is more likely than not that a deferral will not be realized, a valuation allowance would be established for that item. Certain deferrals, including the alternative minimum tax credit, do not have an expiration date. See Note O to the Consolidated Financial Statements for additional deferred tax details.

      In addition to reviewing the deferred tax assets against their expiration dates, we evaluated our deferred tax assets for impairment and, due to the operating losses in 2001 and 2002, we recorded a valuation allowance in December 2002. The valuation allowance was adjusted in each subsequent year, with amounts being charged or credited to income, including the use of net operating loss carryforwards, or other comprehensive income as appropriate. The deferred tax valuation allowance balance was $19.9 million as of December 31, 2005.

      In 2005, in addition to reversing amounts from the valuation allowance to offset the current year tax expense, we determined that it was more likely than not that, based upon recent earnings and projections of future taxable earnings, we would utilize an additional $5.9 million of our deferred tax assets and we reversed that amount against tax expense in 2005. Beginning in the first quarter 2006, we will record a tax expense based upon our estimated effective tax rate for all jurisdictions and without offset for the reversal of any valuation allowance. In the fourth quarter 2006, or earlier should a realization event occur, we will re-evaluate the deferred tax asset once again to determine if it is more likely than not that any additional portion or all of the asset may be realized. If so, the valuation allowance will be reduced and income tax expense will be credited at that time. Reversal of the allowance is dependent upon jurisdiction, as it is possible to reverse a portion of the allowance as a result of earnings in one country but retain an allowance as a result of a loss in another country.

      By recording tax expense in periods when we generate a pre-tax profit, the net income and earnings per share will be lower when compared to 2005 when we only recorded a net tax expense or benefit for those jurisdictions that did not have a valuation allowance.

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

      DERIVATIVES. We may use derivative financial instruments to hedge our foreign currency, commodity price and interest rate exposures. We apply hedge accounting when an effective hedge relationship can be documented and maintained. If a hedge is deemed effective, changes in its fair value are recorded in OCI until the underlying hedged item matures. If a hedge does not qualify as effective, changes in its fair value are recorded against income in the current period. We secure derivatives with the intention of hedging existing or forecasted transactions only and do not engage in speculative trading or holding derivatives for investment purposes. Our annual budget and quarterly forecasts serve as the basis for determining forecasted transactions. The use of derivatives is governed by policies established by the Board of Directors. The level of derivatives outstanding

                                                                             27.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

may be limited by the availability of credit from financial institutions. See Note H to the Consolidated Financial Statements and the Market Risk Disclosures
section in this Management's Discussion and Analysis for more information on derivatives.

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

      We use gold and other precious metals in manufacturing various products. To reduce the exposure to market price changes, precious metals are maintained on a consigned inventory basis. The metal is purchased out of consignment when it is ready to ship to a customer as a finished product. Our purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the selling price and the price exposure is minimized. We maintain a certain amount of gold in our own inventory, which is typically balanced out by having a loan denominated in gold for the same number of ounces. Any change in the market price of gold, either higher or lower, will result in an equal change in the fair value of the asset and liability recorded on the balance sheet.

      We are charged a consignment fee by the financial institutions that actually own the precious metals. This fee, along with the interest charged on the gold-denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances we will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals that we use increase by 15% from the prices on December 31, 2005, the additional pre-tax cost to us on an annual basis would be approximately $0.2 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

      We also use base metals, including copper, in our production processes. When possible, fluctuations in the purchase price of copper are passed on to customers in the form of price adders or reductions. As previously indicated, copper prices increased significantly during 2005 and 2004 and we could not pass through all of this increase to customers in all cases. In 2005, we entered into derivative contracts to hedge portions of this price exposure and gains on the contracts that matured in 2005 helped to mitigate the negative margin impact of the higher copper prices. In the previous two years, credit availability from our banking group had limited our ability to secure copper hedge contracts. The notional value of the outstanding copper hedge contracts was $8.8 million as of December 31, 2005. Should the market prices of copper decline 20% from the year-end 2005 levels, the gain on these contracts and pre-tax income would be reduced by $1.5 million. This calculation does not take into account any change in sales volume as a result of changes in the copper prices or the margin benefit from selling products with a lower copper cost.

      We are exposed to changes in interest rates on our debt and cash balances. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. We also use interest rate swaps to fix the interest rate on variable debt obligations, as we deem appropriate. Excess cash is typically invested in high quality instruments that mature in 90 days or less. Investments are made in compliance with policies approved by the Board of Directors. We had $35.2 million in variable rate debt and a variable-to-fixed interest rate swap with a notional value of $37.0 million outstanding at December 31, 2005. If interest rates were to increase 200 basis points (2.0%) from the December 31, 2005 rates and assuming no changes in debt from the December 31, 2005 levels, the net interest expense would increase by $0.7 million; however this would be offset by a reduced loss and/or increased gain on the interest rate swap.

      Portions of our international operations sell products priced in foreign currencies, mainly the euro, yen and sterling, while the majority of these products' costs are incurred in U.S. dollars. We are exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin on that sale will be reduced. We typically cannot increase the price of our products for short-term exchange rate movements because of local competition. To minimize this exposure, we may purchase foreign currency forward contracts, options and collars in compliance with approved policies. Should the dollar strengthen, the decline in the translated value of the margins should be offset by a gain on the hedge contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge the exposure. The notional value of the outstanding currency contracts was $32.1 million as of December 31, 2005. If the dollar weakened 10% against the currencies in which we sell from the December 31, 2005 exchange rates, the reduced gain and/or increased loss on the outstanding contracts as of December 31, 2005 would reduce pre-tax profits by approximately $2.5 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rates, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency denominated income statement or balance sheet item.

      The fair values of derivatives, which are determined by financial institutions and represent the market price for the instrument between two willing parties, are recorded on the balance sheet. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under the applicable guidelines. The fair value of the outstanding foreign currency contracts was an asset of $1.5 million at December 31, 2005, indicating that the average hedge rates were favorable compared to the actual year-end market exchange rates. The fair value of

28.

the outstanding copper hedge contracts was an asset of $1.9 million as of December 31, 2005 indicating that the hedged rates were lower than the current price of copper. The year-end 2005 fair value of the interest rate swap was a loss of $1.2 million as the available interest rates were lower than the rates fixed under the swap contract. The net derivative income recorded in OCI was $4.0 million as of December 31, 2005 compared to a derivative loss of $4.0 million as of December 31, 2004.

      We are also exposed to the risk of fluctuating utility costs. The cost of natural gas in particular increased during the second half of 2005. Our total utility cost in 2005 was approximately $19.0 million. This cost may fluctuate in future periods based upon changes in rates as well as consumption levels. The consumption level in a given year is in turn dependent upon the level of production activity as well as the climate. Changes in the weather from year to year can impact the heating requirements as our larger facilities are in northern U.S. climates.

OUTLOOK

      We entered 2006 with improving conditions in various portions of our major markets. Demand from the telecommunications and computer market has been strengthening while the magnetic and optical data storage market remains robust. We are also seeing growth in a number of our other markets and our new products continue to gain traction. Our sales in 2006 will include a full year's results from WAM's three recent acquisitions, which is estimated to be $37 to $39 million. We are planning on expanding the OMC business by opening a new operation in Eastern Europe in 2006. Demand for defense and government applications slowed down during 2005, but we believe this to be temporary and anticipate improvements in the latter portion of 2006. The financial condition of Delphi and its long-term effect on the automotive market in the U.S. is uncertain. The softening demand from the automotive market appeared to level off and perhaps improve slightly early in 2006, but this may be caused by planned downstream inventory builds in anticipation of a potential strike at Delphi.

      Sales order entry rates strengthened throughout the second half of 2005 and the backlog at the beginning of 2006 is 12% larger than it was at the beginning of 2005. While an improved backlog is not a guarantee that sales will be higher, based upon a combination of factors, we are estimating that sales in 2006 will be in the range of $580.0 to $600.0 million.

      Copper prices continued to increase in the early portion of 2006 and are at an all-time high, putting pressures on margins to the extent that these costs cannot be passed through to customers. We have a portion of our copper exposure hedged, but the hedges can only provide a temporary relief from the higher copper prices. Higher utility costs, particularly natural gas, may also negatively impact margins in future periods. We will continue to use our Lean Sigma techniques and other processes to improve efficiencies and yields in order to balance out these cost pressures. We will implement price increases and/or float copper prices to customers where possible. We also believe that we should see an improved product mix going forward with the increased demand.

      Competitive pressures and customer efforts to design out of our precious and beryllium-containing materials (which tend to be higher priced) require us to continually develop new applications and/or improve the properties of our products. We believe we are making progress in diversifying our product offerings with various new applications from each of our major businesses.

      Interest costs are anticipated to be lower in 2006 than 2005. With the payoff of the subordinated term loan, our average effective borrowing has been reduced. The amortization of the existing deferred financing costs will be $0.6 million lower in 2006 than in 2005 due to the costs written off in 2005.

      Profitability in 2005 was reduced by the one-time $4.4 million debt prepayment charges. As noted in the Critical Accounting Policies section of this Management's Discussion and Analysis, we will be recording income tax expense without regard to the deferred tax valuation allowance beginning in the first quarter 2006. As a result of the above, we are currently estimating that diluted earnings per share will be in the range of $0.80 to $0.95 in 2006.

FORWARD-LOOKING STATEMENTS

      Portions of the narrative set forth in this document that are not statements of historical or current facts are forward-looking statements. Our actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein:

      -     The global and domestic economies;

      - The condition of the markets which we serve, whether defined geographically or by segment, with the major market segments being telecommunications and computer, magnetic and optical data storage, aerospace and defense, automotive electronics, industrial components and appliance;

      -     Changes in product mix and the financial condition of customers;

      - Our success in developing and introducing new products and applications;

      -     Our success in integrating newly acquired businesses;

      - Our success in implementing our strategic plans and the timely and successful completion of any capital projects;

      - The availability of adequate lines of credit and the associated interest rates;

      - Other financial factors, including cost and availability of materials, tax rates, exchange rates, pension and other employee benefit costs, energy costs, regulatory compliance costs, and the cost and availability of insurance;

      - The uncertainties related to the impact of war and terrorist activities;

      - Changes in government regulatory requirements and the enactment of new legislation that impacts our obligations; and,

      - The conclusion of pending litigation matters in accordance with our expectation that there will be no material adverse effects.

                                                                             29.

                    REPORTS OF INDEPENDENT REGISTERED PUBLIC
                         ACCOUNTING FIRM AND MANAGEMENT

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
BRUSH ENGINEERED MATERIALS INC.

      We have audited the accompanying Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brush Engineered Materials Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

(ERNST & YOUNG LLP)
Cleveland, Ohio
March 3, 2006

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

      The Company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's Statement of Policy regarding ethical and lawful conduct. The role of the independent registered public accounting firm is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.

      The Audit Committee of the Board of Directors, comprised solely of Directors who are not members of management, meets regularly with management, the independent registered public accounting firm, and the internal auditors to ensure that their respective responsibilities are properly discharged. The independent registered public accounting firm and the internal audit staff have full and free access to the Audit Committee.

/s/ John D. Grampa
--------------------------------------
John D. Grampa
Vice President Finance and Chief Financial Officer

30.

              REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

/s/ Gordon D. Harnett
-----------------------
Gordon D. Harnett
Chairman and Chief Executive Officer

      Brush Engineered Materials Inc. and subsidiaries' management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective.

      Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report herein.

/s/ John D. Grampa
--------------------
John D. Grampa
Vice President Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Brush Engineered Materials Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

      In our opinion, management's assessment that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Brush Engineered Materials Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2005 and our report dated March 3, 2006 expressed an unqualified opinion thereon.

(ERNST & YOUNG LLP)
Cleveland, Ohio
March 3, 2006

                                                                             31.

                        CONSOLIDATED STATEMENTS OF INCOME
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2005,
                                  2004 and 2003
            (Dollars in thousands except share and per share amounts)

                                                                                   2005             2004              2003
                                                                              --------------   --------------    -------------
Net sales ..................................................................  $     541,267    $     496,276     $    401,046
   Cost of sales ...........................................................        431,024          385,202          328,008
                                                                              -------------    -------------     ------------
Gross profit ...............................................................        110,243          111,074           73,038
   Selling, general and administrative expense .............................         78,457           77,267           68,834
   Research and development expense ........................................          4,990            4,491            4,230
   Other - net .............................................................          7,287            4,282            8,918
                                                                              -------------    -------------     ------------
Operating profit (loss) ....................................................         19,509           25,034           (8,944)
   Interest expense ........................................................          6,372            8,377            3,751
                                                                              -------------    -------------     ------------
                                           INCOME (LOSS) BEFORE INCOME TAXES         13,137           16,657          (12,695)

Minority interest ..........................................................              -                -              (45)
Income taxes (benefit):
   Currently payable .......................................................          1,163            1,349              855
   Deferred ................................................................         (5,851)            (208)            (279)
                                                                              -------------    -------------     ------------
                                                                                     (4,688)           1,141              576
                                                                              -------------    -------------     ------------
                                                           NET INCOME (LOSS)  $      17,825    $      15,516     $    (13,226)
                                                                              =============    =============     ============

Net income (loss) per share of common stock - basic ........................  $        0.93    $        0.87     $      (0.80)
                                                                              =============    =============     ============

Weighted-average number of shares of common stock outstanding - basic ......     19,219,099       17,865,053       16,562,864

Net income (loss) per share of common stock - diluted ......................  $        0.92    $        0.85     $      (0.80)
                                                                              =============    =============     ============

Weighted-average number of shares of common stock outstanding - diluted ....     19,370,748       18,163,915       16,562,864

See Notes to Consolidated Financial Statements.

32.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31,
                               2005, 2004 and 2003
                             (Dollars in thousands)

                                                                                                  2005         2004         2003
                                                                                                --------    ---------    ----------
Cash flows from operating activities:
Net income (loss) ............................................................................  $ 17,825     $ 15,516    $ (13,226)

Adjustments to reconcile net income (loss) to net cash provided from operating activities:
   Depreciation, depletion and amortization ..................................................    21,675       21,173       19,107
   Amortization of mine development ..........................................................         -        1,188        1,228
   Amortization of deferred financing costs in interest expense ..............................     1,115        1,465          396
   Deferred financing cost write-off .........................................................     2,738            -           99
   Deferred tax (benefit) expense ............................................................    (5,851)        (208)        (279)
   Derivative financial instruments ineffectiveness ..........................................      (801)         368        5,054
   Decrease (increase) in accounts receivable ................................................   (10,032)      (3,624)      (6,590)
   Decrease (increase) in inventory ..........................................................    (9,562)      (6,830)       8,646
   Decrease (increase) in prepaid and other current assets ...................................      (386)      (1,806)       4,871
   Increase (decrease) in accounts payable and accrued expenses ..............................    (5,516)         223        2,308
   Increase (decrease) in unearned revenue ...................................................    (7,535)       7,789            -
   Increase (decrease) in interest and taxes payable .........................................    (2,494)       2,101        1,221
   Increase (decrease) in long-term liabilities ..............................................     1,921       (1,925)        (443)
   Other - net ...............................................................................       368        3,490        3,920
                                                                                                --------     --------    ---------
                                                   NET CASH PROVIDED FROM OPERATING ACTIVITIES     3,465       38,920       26,312

Cash flows from investing activities:
   Payments for purchase of property, plant and equipment ....................................   (13,775)      (9,093)      (6,162)
   Payments for purchase of business less cash received ......................................   (11,497)           -            -
   Payments for mine development .............................................................         -          (57)        (157)
   Purchase of equipment previously held under operating lease ...............................      (448)        (880)     (51,846)
   Proceeds from sale of property, plant and equipment .......................................        60          711          203
   Other investments - net ...................................................................       (48)         (62)           -
                                                                                                --------     --------    ---------
                                                       NET CASH (USED IN) INVESTING ACTIVITIES   (25,708)      (9,381)     (57,962)

Cash flows from financing activities:
   Proceeds from issuance/(repayment) of short-term debt .....................................    11,679         (274)      (9,266)
   Proceeds from issuance of long-term debt ..................................................    22,000        2,881       72,000
   Repayment of long-term debt ...............................................................   (49,618)     (29,346)     (26,034)
   Debt issuance costs .......................................................................      (125)        (250)      (4,636)
   Issuance of common stock ..................................................................         -       38,711            -
   Issuance of common stock under stock option plans .........................................       372        3,236           25
                                                                                                --------     --------    ---------
                                         NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES   (15,692)      14,958       32,089

Effects of exchange rate changes on cash and cash equivalents ................................    (1,066)          84          266
                                                                                                --------     --------    ---------
                                                       NET CHANGE IN CASH AND CASH EQUIVALENTS   (39,001)      44,581          705
                                                CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR    49,643        5,062        4,357
                                                                                                --------     --------    ---------
                                                      CASH AND CASH EQUIVALENTS AT END OF YEAR  $ 10,642     $ 49,643    $   5,062
                                                                                                ========     ========    =========

See Notes to Consolidated Financial Statements.

                                                                             33.

                           CONSOLIDATED BALANCE SHEETS
      Brush Engineered Materials Inc. and Subsidiaries, as of December 31,
                                 2005 and 2004
                             (Dollars in thousands)

ASSETS                                                                                                           2005       2004
                                                                                                              --------- ----------
CURRENT ASSETS
   Cash and cash equivalents ................................................................................ $  10,642  $  49,643
   Accounts receivable (less allowance of $1,315 for 2005, and $1,555 for 2004) .............................    69,938     59,229
   Inventories ..............................................................................................   104,060     95,271
   Prepaid expenses .........................................................................................    14,417      8,348
   Deferred income taxes ....................................................................................     1,118        275
                                                                                                              ---------  ---------
             TOTAL CURRENT ASSETS                                                                               200,175    212,766

OTHER ASSETS ................................................................................................     8,252     14,518
RELATED-PARTY NOTES RECEIVABLE ..............................................................................       358        358
LONG-TERM DEFERRED INCOME TAXES .............................................................................     4,109        928

PROPERTY, PLANT, AND EQUIPMENT ..............................................................................   540,420    540,937
LESS ALLOWANCES FOR DEPRECIATION, AMORTIZATION AND DEPLETION ................................................  (363,358)  (363,318)
                                                                                                              ---------  ---------
             PROPERTY, PLANT, AND EQUIPMENT - NET                                                               177,062    177,619
GOODWILL ....................................................................................................    12,746      7,992
                                                                                                              ---------  ---------
          TOTAL ASSETS                                                                                        $ 402,702  $ 414,181
                                                                                                              =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term debt .......................................................................................... $  23,634  $  11,692
   Current portion of long-term debt ........................................................................       636     19,209
   Accounts payable .........................................................................................    20,872     13,234
   Salaries and wages .......................................................................................    16,307     23,741
   Taxes other than income taxes ............................................................................     2,294      2,486
   Other liabilities and accrued items ......................................................................    19,921     24,225
   Unearned revenue .........................................................................................       254      7,789
   Income taxes .............................................................................................       726      1,591
                                                                                                              ---------  ---------
             TOTAL CURRENT LIABILITIES                                                                           84,644    103,967

OTHER LONG-TERM LIABILITIES .................................................................................     8,202     10,798
RETIREMENT AND POST-EMPLOYMENT BENEFITS .....................................................................    65,290     49,729
DEFERRED INCOME TAXES .......................................................................................       172          -
LONG-TERM DEBT ..............................................................................................    32,916     41,549

SHAREHOLDERS' EQUITY
   Serial preferred stock, no par value; 5,000,000 authorized shares, none issued ...........................         -          -
   Common stock, no par value; 60,000,000 authorized shares; 25,556,471 issued shares (25,526,516 in 2004) ..   137,665    137,247
   Retained income ..........................................................................................   214,497    196,672
   Common stock in treasury, 6,315,214 shares (6,307,009 in 2004) ...........................................  (105,795)  (105,675)
   Other comprehensive income (loss) ........................................................................   (35,037)   (19,933)
   Other equity transactions ................................................................................       148       (173)
                                                                                                              ---------  ---------
        TOTAL SHAREHOLDERS' EQUITY                                                                              211,478    208,138
                                                                                                              ---------  ---------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                               $ 402,702  $ 414,181
                                                                                                              =========  =========

See Notes to Consolidated Financial Statements.

34.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31,
                               2005, 2004 and 2003
                 (Dollars in thousands except for share amounts)

                                                                                                         Other
                                                                                             Common   Comprehen-
                                                             Common             Retained    Stock in  sive Income
                                                              Stock   Warrants   Income     Treasury    (loss)     Other    Total
                                                            --------- -------- ---------    --------- ----------- ------- ----------
                                BALANCES AT JANUARY 1, 2003 $  93,311 $     -  $ 194,382  $ (105,245) $ (22,859)  $ (495) $ 159,094
Net loss ..................................................         -       -    (13,226)          -          -        -    (13,226)
Foreign currency translation adjustment ...................         -       -          -           -        475        -        475
Derivative and hedging activity ...........................         -       -          -           -      4,623        -      4,623
Minimum pension liability .................................         -       -          -           -        967        -        967
                                                                                                                          ---------
Comprehensive loss.........................................                                                                  (7,161)

Proceeds from sale of 1,900 shares under option plans .....        21       -          -           -          -        -         21
Income tax benefit from employees' stock options ..........         4       -          -           -          -        -          4
Issuance of 115,000 warrants ..............................         -   1,616          -           -          -        -      1,616
Other equity transactions .................................         -       -          -        (229)         -      359        130
Forfeiture of restricted stock ............................         -       -          -        (159)         -       28       (131)
                                                            --------- -------  ---------  ----------  ---------   ------  ---------

                              BALANCES AT DECEMBER 31, 2003    93,336   1,616    181,156    (105,633)   (16,794)    (108)   153,573

Net income ................................................         -       -     15,516           -          -        -     15,516
Foreign currency translation adjustment ...................         -       -          -           -        849        -        849
Derivative and hedging activity ...........................         -       -          -           -       (809)       -       (809)
Minimum pension liability .................................         -       -          -           -     (3,179)       -     (3,179)
                                                                                                                          ---------
Comprehensive income.......................................                                                                  12,377

Proceeds from sale of 228,298 shares under option plans ...     3,236       -          -           -          -        -      3,236
Proceeds from stock offering of 2,250,000 shares ..........    38,711       -          -           -          -        -     38,711
Exercise of 115,000 warrants ..............................     1,616  (1,616)         -           -          -        -          -
Other equity transactions .................................       348       -          -         141          -     (131)       358
Forfeiture of restricted stock ............................         -       -          -        (183)         -       66       (117)
                                                            --------- ------   ---------  ----------  ---------   ------  ---------

                              BALANCES AT DECEMBER 31, 2004   137,247       -    196,672    (105,675)   (19,933)    (173)   208,138

Net income ................................................         -       -     17,825           -          -        -     17,825
Foreign currency translation adjustment ...................         -       -          -           -     (2,055)       -     (2,055)
Derivative and hedging activity ...........................         -       -          -           -      8,006        -      8,006
Minimum pension liability .................................         -       -          -           -    (21,055)       -    (21,055)
                                                                                                                          ---------
Comprehensive income.......................................                                                                   2,721

Proceeds from sale of 29,955 shares under option plans ....       372       -          -           -          -        -        372
Other equity transactions .................................        46       -          -          27          -      321        394
Forfeiture of restricted stock ............................         -       -          -        (147)         -        -       (147)
                                                            --------- -------  ---------  ----------  ---------   ------  ---------

                              BALANCES AT DECEMBER 31, 2005 $ 137,665 $     -  $ 214,497  $ (105,795) $ (35,037)  $  148  $ 211,478
                                                            ========= =======  =========  ==========  =========   ======  =========

See Notes to Consolidated Financial Statements.

                                                                             35.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION: The Company is a holding company with subsidiaries that have operations in the United States, Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer electronics, automotive electronics, magnetic and optical data storage, aerospace and defense, industrial components and appliance. The Company's operations are aggregated into two business segments - the Metal Systems Group and the Microelectronics Group - based upon the commonalities of their products, manufacturing processes, customers and other factors. The Metal Systems Group produces strip and bulk alloys (primarily copper beryllium), beryllium metal products and engineered material systems while the Microelectronics Group manufactures precious and non-precious vapor deposition targets, frame lid assemblies, other precious and non-precious metal products, ceramics, electronic packages and thick film circuits. The Company is vertically integrated and distributes its products through a combination of company-owned facilities and independent distributors and agents.

      USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

      CONSOLIDATION: The Consolidated Financial Statements include the accounts of Brush Engineered Materials Inc. and its subsidiaries. All of the Company's subsidiaries are wholly owned as of December 31, 2005. Intercompany accounts and transactions are eliminated in consolidation.

      CASH EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

      ACCOUNTS RECEIVABLE: An allowance for doubtful accounts is maintained for the estimated losses resulting from the inability of customers to pay the amounts due. The allowance is based upon identified delinquent accounts, customer payment patterns and other analyses of historical data and trends. The Company extends credit to customers based upon their financial condition and generally collateral is not required.

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

                                                Years
                                        -------------
Land improvements ....................        5 to 25
Buildings ............................       10 to 40
Leasehold improvements ...............  Life of lease
Machinery and equipment ..............        3 to 15
Furniture and fixtures ...............        4 to 15
Automobiles and trucks ...............         2 to 8
Research equipment ...................        6 to 12
Computer hardware ....................        3 to 10
Computer software ....................        3 to 10

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

      INTANGIBLE ASSETS: Goodwill is not amortized, but instead reviewed annually at December 31, or more frequently under certain circumstances, for impairment. Goodwill is assigned to the lowest level reporting unit that the associated cash flows can be appropriately measured. Intangible assets with finite lives are amortized using the straight-line method or effective interest method, as applicable, over the periods estimated to be benefited, which is generally 20 years or less. Finite-lived intangible assets are also reviewed for impairment if facts and circumstances warrant.

      ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and definite-lived intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset or asset group would be compared to the carrying amount to determine if a write-down is required.

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

      ASSET RETIREMENT OBLIGATION: The Company records a liability to recognize the legal obligation to remove an asset at the time the asset is acquired or when the legal liability arises. The liability is recorded for the present value of the ultimate obligation by discounting the estimated future cash flows using a credit-adjusted risk-free interest rate. The liability is accreted over time, with the accretion charged to expense. An asset equal to the fair value of the liability is recorded concurrent with the liability and depreciated over the life of the underlying asset.

      REVENUE RECOGNITION: The Company recognizes revenue when the goods are shipped and title passes to the customer. The Company requires persuasive evidence that a revenue arrangement exists, delivery of the product has occurred, the selling price is fixed or determinable and collectibility is reasonably assured before revenue is realized and earned. Billings under long-term sales contracts in advance of the shipment of the

36.

goods are recorded as unearned revenue, which is a liability on the balance sheet. Revenue is only recognized for these transactions when the goods are shipped and all other revenue recognition criteria are met.

      SHIPPING AND HANDLING COSTS: The Company records shipping and handling costs for products sold to customers in cost of sales on the Consolidated Statements of Income.

      ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were $0.8 million in 2005, $1.0 million in 2004 and $0.8 million in 2003.

      INCOME TAXES: The Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

      NET INCOME PER SHARE: Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

      RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform to the 2005 consolidated financial statement presentation.

      VARIABLE INTEREST ENTITIES: The Financial Accounting Standards Board
(FASB) issued Financial Interpretation (FIN) 46, "Consolidation of Variable Interest Entities" in January 2003 effective for periods ending subsequent to June 15, 2003 for variable entities for which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The release clarified the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from others. The Company adopted FIN 46 as proscribed and its adoption did not have a material impact on the Company's results of operations or financial position.

      STOCK OPTIONS: The Company provides a stock incentive plan for eligible employees. See Note K to the Consolidated Financial Statements for further details. The Company has adopted the disclosure-only provisions of Statement No. 123, "Accounting for Stock-Based Compensation" and applies the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method prescribed by Statement No. 123 by amortizing the expense over the options' vesting period, the pro forma net income (loss) and earnings per share (EPS) would have been as noted below:

                                                                     2005        2004       2003
                                                                   ---------  ---------  ----------
(Dollars in thousands, except per share data)
Net income (loss) - as reported ...............................    $ 17,825   $ 15,516   $ (13,226)
Pro forma stock option expense ................................      (1,947)    (1,882)     (1,095)
                                                                   --------   --------   ---------
Net income (loss) - pro forma .................................    $ 15,878   $ 13,634   $ (14,321)
                                                                   ========   ========   =========

Basic E.P.S. - as reported ....................................    $   0.93   $   0.87   $   (0.80)
Basic E.P.S. - pro forma ......................................    $   0.83   $   0.76   $   (0.86)
Diluted E.P.S. - as reported ..................................    $   0.92   $   0.85   $   (0.80)
Diluted E.P.S. - pro forma ....................................    $   0.82   $   0.75   $   (0.86)

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

      The weighted-average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $8.18, $7.72 and $2.79 for 2005, 2004 and 2003, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for the various grants in 2005, 2004 and 2003:

                                   2005         2004         2003
                                  -------      -------      -------
Risk-free interest rate ........    4.72%        3.26%        3.63%
Dividend yield .................       0%           0%           0%
Volatility of stock ............    42.0%        41.8%        39.5%
Expected life of option ........  6 YEARS      6 years      8 years

      NEW PRONOUNCEMENTS: The FASB issued Statement No. 151, "Inventory Costs", in November 2004, which amends ARB No. 43. The statement requires idle facility expense, excessive spoilage, double freight and rehandling costs to be treated as current period charges regardless of whether they meet the ARB No. 43 criteria of "so abnormal". The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted this statement effective in the first quarter 2006 and is currently assessing the impact of adoption on the results of operations and financial condition.

      The FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" and FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" in December 2004. These FSPs provide accounting and disclosure guidelines relative to the income tax deductions and repatriation provisions contained in the American Jobs Creation Act of 2004 (the Act). The FSPs were effective upon issuance. Adoption of these FSP's did not have a material impact on the Company's results of operations or financial condition.

      The FASB issued Statement No. 123 (Revised 2004), "Share-Based Payments", in December 2004 that revises Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The revised statement requires compensation cost for all share-based payments, including employee stock options, to be measured at fair value and charged against income. Compensation cost would be determined at the date of the award through

                                                                             37.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

the use of a pricing model and charged against income over the vesting period for each award. The revised statement is effective for fiscal years beginning after June 15, 2005. The Company adopted this statement effective January 1, 2006. The Company has estimated, based upon the unvested options outstanding at December 31, 2005, that the stock option expense will be approximately $0.3 million in 2006. The pro forma effects on net income and income per share for 2005, 2004 and 2003 of using the Black-Scholes model to calculate the fair value of outstanding stock options had the provisions of Statement No. 123 been applied in those years are set forth earlier in this note.

      The FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations", in March 2005. The interpretation clarified that the term "conditional asset retirement obligation", as used in Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The interpretation is effective no later than the end of fiscal years ending after December 31, 2005 for calendar-year enterprises. The adoption of this interpretation did not have a material impact on its results of operations or financial condition.

      The FASB issued Statement No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and Statement No. 3. "Reporting Accounting Changes in Interim Financial Statements", in May 2005. The statement changes the requirements for the accounting and reporting of a change in accounting principle and is applicable to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. The statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractical to determine the period-specific effects or the cumulative effect of the change (in which case the statement provides additional guidance). The statement requires that retrospective application of a change in accounting principle be limited to the direct effect of the change. The correction of an error by the restatement of previously issued financial statements is also addressed by the statement. The statement is effective for accounting changes and correction of errors made in fiscal years commencing after December 31, 2005. The Company does not believe that adoption of this statement will have a material impact on its results of operations or financial condition.

NOTE B - ACQUISITIONS

      In May 2005, Williams Advanced Materials Inc. (WAM), through its wholly owned subsidiary in the Netherlands, purchased the stock of OMC Scientific Holdings Limited (OMC) of Limerick, Ireland for $4.0 million in cash. OMC provides physical vapor deposition material cleaning and reconditioning services for customers in the magnetic media and data storage, semiconductor and other markets in Europe.

     In October 2005, WAM purchased the stock of Thin Film Technology, Inc.
(TFT) of Buellton, California for $7.6 million in cash. An additional $0.5 million was placed in escrow pending final determination of the value of various assets and liabilities assumed. TFT manufactures precision optical coatings, photolithography, thin film hybrid circuits and specialized thin film coatings. TFT's products are used in the defense, medical and other commercial markets.

      The results of the above-acquired businesses were included in the Company's financial statements since their respective acquisition dates. Sales from OMC and TFT were immaterial to the total Company sales in 2005. The goodwill assigned and other intangible assets purchased as a result of these acquisitions are detailed in Note E to the Consolidated Financial Statements.

NOTE C - INVENTORIES

      Inventories in the Consolidated Balance Sheets are summarized as follows:

                                                            December 31,
                                                       ---------------------
                                                         2005         2004
                                                       ---------    --------
(Dollars in thousands)
Principally average cost:
   Raw materials and supplies .......................  $  24,050    $ 22,705
   Work in process ..................................     88,480      77,438
   Finished goods ...................................     30,553      27,538
                                                       ---------    --------
     Gross inventories ..............................    143,083     127,681

Excess of average cost over LIFO
   inventory value ..................................     39,023      32,410
                                                       ---------    --------
     Net inventories ................................  $ 104,060    $ 95,271
                                                       =========    ========

      Average cost approximates current cost. Gross inventories accounted for using the LIFO method totaled $97.0 million at December 31, 2005 and $85.7 million at December 31, 2004. The liquidation of LIFO inventory layers reduced cost of sales by $0.6 million in 2005 and $0.4 million in 2004.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment on the Consolidated Balance Sheets is summarized as follows:

                                                                     December 31,
                                                               ------------------------
                                                                  2005          2004
                                                               ----------    ----------
(Dollars in thousands)
Land .......................................................   $   6,954     $   7,305
Buildings ..................................................     101,074        98,905
Machinery and equipment ....................................     402,517       389,761
Software ...................................................      20,608        20,430
Construction in progress ...................................       4,238         5,122
Allowances for depreciation ................................    (361,308)     (346,883)
                                                               ---------     ---------
                                                                 174,083       174,640

Mineral resources ..........................................       5,029         5,029
Mine development ...........................................           -        14,385
Allowances for amortization and depletion ..................      (2,050)      (16,435)
                                                               ---------     ---------
                                                                   2,979         2,979
                                                               ---------     ---------
Property, plant and equipment - net ........................   $ 177,062     $ 177,619
                                                               =========     =========

38.

      Depreciation expense was $21.5 million in 2005, $21.1 million in 2004 and $18.6 million in 2003.

      Fully amortized mine development costs of $14.4 million were written off in 2005 as those mines were no longer in use.

NOTE E - INTANGIBLE ASSETS

ASSETS ACQUIRED

      The Company acquired the following intangible assets as part of the purchase of the OMC Scientific Holdings Limited and Thin Film Technology, Inc. businesses in 2005:

                                                            Weighted-average
                                                Amount     Amortization Period
                                                -------    -------------------
(Dollars in thousands)
Customer relationship .......................   $ 1,650           7.0 Years
Technology ..................................       420          10.0 Years
                                                -------
Total assets subject to amortization ........   $ 2,070           7.6 Years
                                                =======
Goodwill ....................................   $ 4,754      Not Applicable
                                                =======

      See Note B to the Consolidated Financial Statements for additional information on the associated business acquisitions.

ASSETS SUBJECT TO AMORTIZATION

      The cost, accumulated amortization and net book value of intangible assets subject to amortization as of December 31, 2005 and 2004 and the amortization expense for each year then ended is as follows:

                                                2005       2004
                                              --------   --------
(Dollars in thousands)
Deferred financing costs
   Cost ....................................  $ 3,284    $ 7,397
   Accumulated amortization ................   (1,588)    (2,250)
                                              -------    -------
   Net book value ..........................    1,696      5,147

Customer relationship
   Cost ....................................    1,650          -
   Accumulated amortization ................     (157)         -
                                              -------    -------
   Net book value ..........................    1,493          -

Technology
   Cost ....................................      420          -
   Accumulated amortization ................      (11)         -
                                              -------    -------
   Net book value ..........................      409          -

Patents
   Cost ....................................      690        690
   Accumulated amortization ................     (520)      (471)
                                              -------    -------
   Net book value ..........................      170        219

Total
   Cost ....................................  $ 6,044    $ 8,087
   Accumulated amortization ................   (2,276)    (2,721)
                                              -------    -------
   Net book value ..........................  $ 3,768    $ 5,366
                                              =======    =======

Aggregate amortization expense .............  $ 1,331    $ 1,514
                                              =======    =======

      The aggregate amortization expense is estimated to be $0.9 million in 2006, $0.7 million in 2007, $0.7 million in 2008, $0.6 million in 2009 and $0.3 million in 2010.

      Deferred financing costs with a net book value of $2.7 million in 2005 were expensed as a result of the prepayment of the associated debt instruments in that year.

      Intangible assets are included in other assets on the Consolidated Balance Sheets.

ASSETS NOT SUBJECT TO AMORTIZATION

      The carrying value of intangible assets not subject to amortization as of December 31, 2005 and 2004 is as follows:

                                           2005            2004
                                         --------        ---------
(Dollars in thousands)
Goodwill ..............................  $ 12,746        $   7,992

      The only change to goodwill in either of the years presented was as a result of the acquisitions of OMC and TFT in 2005. None of the goodwill acquired in 2005 was deductible for tax purposes. There were no goodwill impairments recorded in the years presented. All of the goodwill has been assigned to reporting units within the Microelectronics Group.

NOTE F - DEBT

      A summary of long-term debt follows:

                                                           December 31,
                                                      ----------------------
                                                        2005          2004
                                                      ---------    ---------
(Dollars in thousands)
Senior Credit Agreement:
     Revolving credit agreement ....................  $ 22,000     $      -
     Senior five-year term note payable
        in installments beginning in 2004 ..........         -       11,143
     Senior five-year term note payable
        in installments beginning in 2004 ..........         -        7,429
Variable rate demand bonds payable
   in installments beginning in 2005 ...............     2,400        3,000
Variable rate promissory note - Utah
   land purchase payable in 20 annual
   installments through 2021 .......................       847          881
Variable rate industrial development
   revenue bonds payable in 2016 ...................     8,305        8,305
Subordinated five-year term note ...................        -        30,000
                                                      --------     --------
                                                        33,552       60,758
Current portion of long-term debt ..................      (636)     (19,209)
                                                      --------     --------

Total ..............................................  $ 32,916     $ 41,549
                                                      ========     ========

      Maturities on long-term debt instruments as of December 31, 2005 are as follows:

2006 ..........   $    636
2007 ..........        638
2008 ..........        640
2009 ..........     22,642
2010 ..........         44
Thereafter ....      8,952
                  --------
   Total ......   $ 33,552
                  ========

      The Company has a senior secured credit agreement with five financial institutions that expires December 3, 2009. At December 31, 2005 maximum availability under this facility was $122.1 million. It consists of a $125.0

                                                                             39.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

million revolving credit line secured by the Company's working capital, real estate, machinery and equipment and includes a total of $45.0 million availability on a declining basis to compensate for any shortfall in the basis of the collateral. Additionally, the facility is secured by a first lien on the stock of certain of the Company's direct and indirect subsidiaries. The credit agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities. The premium resets quarterly according to the terms and conditions available under the agreement. In October 2005, the credit facility was amended to revise certain items including pricing, definitions, reporting and allowable transactions. In December 2005, the facility was amended to, among other things, revise collateral amounts and increase the commitment from $105.0 million to $125.0 million. The credit agreement is subject to restrictive covenants including leverage, fixed charges, and capital expenditures. At December 31, 2005, long-term borrowings totaling $22.0 million were outstanding under the revolving credit line at an average rate of 5.33%. An additional $5.1 million of short-term borrowings was outstanding under the revolving credit agreement as of December 31, 2005. The Company pays a commitment fee of 0.25% on the unused borrowings under the revolving credit agreement.

      At December 31, 2004, the credit facility included two term notes secured by real estate and machinery and equipment that had outstanding borrowings of $18.6 million. The term notes were originally drawn at a total of $20.0 million in December of 2003 and were reduced by quarterly scheduled principal payments that began in July 2004. In December 2004, the credit agreement was amended to allow prepayment of the term loans and the re-borrowing of those funds under the revolver up to amounts limited by the original term loan amortization schedules. The Company exercised its right to prepay the term notes in full in January 2005.

      A line of credit from Exim that provided an available credit capacity of $7.5 million and which was secured by certain foreign accounts receivable was terminated in December 2004. There had been no borrowings under this facility.

      In December 2003, the Company refinanced its existing revolving line of credit and a synthetic operating lease with the credit agreement discussed above and a $35.0 million subordinated term note, that was secured by a second lien on the Company's working capital, real estate and machinery and equipment, and was payable in December 2008. The Company prepaid $5.0 million of this note in July 2004 as allowed without penalty. At December 2004, the Company had $30.0 million in long-term borrowings outstanding on this note at an average rate of 16.1%. The rate was based on variable prime plus a premium and reset quarterly. To hedge a portion of this variability, the Company entered into an interest rate swap, fixing the prime rate at 6.98% for a notional value of $10.0 million over the life of the note. The subordinated term note was subject to restrictive covenants including leverage, fixed charges, the issuance of dividends and capital expenditures. The subordinated term note was also secured by a second lien on the stock of certain of the Company's direct and indirect subsidiaries. In December 2005, the Company prepaid the $30.0 million remaining principal in addition to $1.6 million in prepayment penalty fees and incurred an expense of $2.2 million for the write-off of unamortized deferred finance costs. The interest rate swap was also monetized and terminated at that time.

      The following table summarizes the Company's short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

                                          DECEMBER 31, 2005
                                   Total    Outstanding    Available
                                 --------   -----------    ----------
(Dollars in thousands)
Domestic ....................    $ 76,930    $  5,123      $ 71,807
Foreign .....................       9,932       6,204         3,728
Precious metal ..............      12,307      12,307             -
                                 --------    --------      --------
   Total ....................    $ 99,169    $ 23,634      $ 75,535
                                 ========    ========      ========

                                          December 31, 2004
                                  Total     Outstanding    Available
                                 --------   -----------    ----------
(Dollars in thousands)
Domestic .....................   $ 36,252   $       -      $ 36,252
Foreign ......................      5,084       1,202         3,882
Precious metal ...............     10,490      10,490             -
                                 --------   ---------      --------
   Total .....................   $ 51,826   $  11,692      $ 40,134
                                 ========   =========      ========

      The domestic line is committed and included in the $125.0 million maximum borrowing under the revolving credit agreement. The Company has various foreign lines of credit, one of which is for 4 million Euros, committed and secured. The remaining foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility (primarily gold) is secured and renewed annually. The average interest rate on short-term debt was 3.87% and 4.34% as of December 31, 2005 and 2004, respectively.

      In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8.3 million in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 1.74% to 3.80% in 2005 and from 1.15% to 2.25% in 2004.

      In 1994, the Company re-funded its $3.0 million industrial development revenue bonds into variable rate demand bonds. The variable rate ranged from 1.55% and 3.60% in 2005 and from 0.95% to 2.06% during 2004.

NOTE G - LEASING ARRANGEMENTS

      The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $6.6 million, $7.6 million, and $16.2 million, during 2005, 2004, and 2003, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2005, are as follows: 2006 - $5.1 million; 2007 - $4.8 million; 2008 - $4.2 million; 2009 - $4.1 million; 2010 - $3.4 million and thereafter - $4.1 million.

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

      The 2003 rent expense of $16.2 million includes $9.3 million for equipment at the Elmore, Ohio facility that was purchased with a portion of the loan proceeds from the December 2003 refinancing.

40.

NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

      The Company is exposed to interest rate, commodity price and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. The following table summarizes the fair value of the Company's outstanding derivatives and debt as of December 31, 2005 and 2004.

                                                      DECEMBER 31, 2005           December 31, 2004
                                                   -----------------------     -----------------------
                                                   Notional      Carrying      Notional      Carrying
Asset/(liability)                                   Amount        Amount        Amount        Amount
                                                   --------     ----------     --------     ----------
(Dollars in thousands)
FOREIGN CURRENCY CONTRACTS
   Forward contracts
     Yen ......................................    $  7,720     $     579      $ 16,622     $    (765)
     Euro .....................................       9,473           658        27,842        (2,113)
     Sterling .................................       1,803           116         5,189          (228)
                                                   --------     ---------      --------     ---------
        Total .................................    $ 18,996     $   1,353      $ 49,653     $  (3,106)
                                                   ========     =========      ========     =========

   Options
     Yen ......................................    $  1,743     $      17      $  3,366     $     (18)
     Euro .....................................      11,381           106         9,200          (761)
                                                   --------     ---------      --------     ---------
        Total .................................    $ 13,124     $     123      $ 12,566     $    (779)
                                                   ========     =========      ========     =========

COPPER PRICE CONTRACTS
   Floating to fixed swaps ....................    $  6,983     $   1,420      $      -     $       -
   Floating to fixed options ..................       1,776           493             -             -
                                                   --------     ---------      --------     ---------
        Total .................................    $  8,759     $   1,913      $      -     $       -
                                                   ========     =========      ========     =========

INTEREST RATE EXCHANGE CONTRACTS
   Floating to fixed ..........................    $ 36,959     $  (1,241)     $ 52,202     $  (3,256)

SHORT- AND LONG-TERM DEBT .....................    $      -     $ (57,186)     $      -     $ (72,450)

      The fair values equal the carrying amounts in the Consolidated Balance Sheets as of December 31, 2005 and 2004. Statement No. 107 defines fair value as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the foreign currency, copper price and interest rate derivative contracts were calculated by third parties on behalf of the Company using the applicable market rates at December 31, 2005 and December 31, 2004. The fair value of the Company's debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

      The Company records derivatives in its financial statements in accordance with Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended Statement No. 133. Each of the Company's foreign currency, copper price and interest rate derivative contracts were designated as cash flow hedges at inception as defined under these statements. Statement No. 133 requires the fair value of outstanding derivative instruments to be recorded on the balance sheet. Accordingly, derivative fair values were included in the balance sheet line items as follows:

                                                     December 31,
                                               -----------------------
                                                 2005          2004
                                               --------    -----------
Debit/(credit) balance
(Dollars in thousands)
Prepaid expenses ............................  $ 3,389     $        -
Other liabilities and accrued items .........     (414)        (4,216)
Other long-term liabilities .................     (827)        (2,925)
                                               -------     ----------
   Total ....................................  $ 2,148     $   (7,141)
                                               =======     ==========

      The balance sheet classification of the fair values is dependent upon the Company's rights and obligations under each derivative and the remaining term to maturity. Changes in fair values of derivatives are recorded in income or other comprehensive income (loss) (hereafter"OCI") as appropriate

                                                                             41.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

under Statement No. 133 guidelines. A reconciliation of the changes in fair values and other derivative activity recorded in OCI for 2005 and 2004 is as follows:

                                             2005         2004
                                           --------   -----------
(Dollars in thousands)
Balance in other comprehensive
   income (loss) at January 1............. $ (4,025)  $    (3,216)

Changes in fair values and other
   current period activity ...............    7,555        (3,336)

Matured derivatives - charged to expense..      631         2,527

Derivative ineffectiveness-
(credited) to expense ....................     (180)            -
                                           --------   -----------
Balance in other comprehensive
   income (loss) at December 31........... $  3,981   $    (4,025)
                                           ========   ===========

      All of the outstanding foreign currency and copper price hedge contracts qualified for hedge accounting treatment as of December 31, 2005. The outstanding interest rate swap as of December 31, 2005 does not qualify for hedge accounting as the designated hedged item, the variable rate portion of an operating lease, was terminated as part of the refinancing in December 2003. The associated $4.6 million cumulative loss previously recorded in OCI was charged to expense on the Consolidated Statement of Income at the time of the refinancing. Changes in the swap's fair value subsequent to the refinancing are charged to income or expense in the current period.

      Hedge ineffectiveness, including amounts charged from OCI and other adjustments to the fair values of derivatives that did not flow through OCI, was income of $0.8 million in 2005 and an expense of $0.4 million in 2004 and $5.1 million in 2003 and was included in other-net expense on the Consolidated Statements of Income. Assuming no change from the applicable December 31, 2005 exchange rates or copper prices, the balance in OCI as of December 31, 2005 will be reversed to income in 2006 as the related hedged items are all scheduled to mature in 2006.

      The Company hedged a portion of its net investment in its Japanese subsidiary using yen-denominated debt until this loan was repaid in December 2003. A net loss of $0.6 million associated with translating this debt into dollars was recorded in the cumulative translation adjustment as of December 31, 2005 and 2004. This balance will remain in cumulative translation adjustment and will only be charged to income should the Company ever liquidate its investment.

FOREIGN EXCHANGE HEDGE CONTRACTS

      The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company's policy limits contracts to maturities of two years or less from the date of issuance. The outstanding contracts as of year-end 2005 all have maturities of one year or less while the outstanding contracts as of year-end 2004 had maturities ranging up to 18 months. Realized gains and losses on foreign exchange contracts are recorded in other-net on the Consolidated Statements of Income. The total exchange loss, which includes realized and unrealized losses, was $1.1 million in 2005, $1.8 million in 2004 and $0.9 million in 2003.

COPPER PRICE CONTRACTS

      The Company purchases and manufactures products containing copper. Purchases are exposed to price fluctuations in the copper market. However, for a significant portion of its copper-based products, the Company will adjust its selling prices to customers to reflect the change in its copper purchase price. This program is designed to be profit neutral; i.e., any changes in copper prices, either up or down, will be directly passed on to the customer.

      The Company uses copper price contracts (i.e., swaps and options) to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under the swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. Under the options, the Company will receive a payment if the market price exceeds the contract strike price at the maturity date. If the market price is below the strike price, the contract will expire worthless and the Company will not have to make a payment to the financial institution. The Company's policy limits commodity hedge contracts, including copper price contracts, to maturities of 27 months or less from the original date of issuance. Realized gains and losses on copper hedge contracts are deferred into OCI and then amortized to cost of sales on the Consolidated Statements of Income over the inventory turnover period.

INTEREST RATE HEDGE CONTRACTS

      The Company attempts to minimize its exposure to interest rate variations by using combinations of fixed and variable rate instruments with varying lengths of maturities. Depending upon the interest rate yield curve, credit spreads, projected borrowing requirements and rates, cash flow considerations and other factors, the Company may elect to secure interest rate swaps, caps, collars, options or other related derivative instruments to hedge portions of its interest rate exposure. Both fixed-to-variable and variable-to-fixed interest rate instruments may be used.

      In December 2003, the Company entered into a five-year variable-to-fixed interest rate swap with a $10.0 million notional value designated as a hedge of a portion of its variable rate subordinated debt. The Company terminated this swap concurrent with the prepayment of the associated debt in December 2005. The termination resulted in a gain of $0.2 million, which was included in the hedge ineffectiveness total stated above.

42.

      While the remaining swap does not qualify for hedge accounting, cash payments made or received under this swap will tend to offset changes in the interest payments made on portions of its outstanding variable rate debt not otherwise hedged. The swap matures in 2008 and its notional value declines over time. Gains and losses on this swap were charged to cost of sales over its life until the underlying hedged item was terminated in December 2003. Gains and losses from that point forward are recorded as derivative ineffectiveness within other-net on the Consolidated Statements of Income.

NOTE I - PENSIONS AND OTHER POST-RETIREMENT BENEFITS

PART I: DOMESTIC PLANS

      The obligation and funded status of the Company's domestic pension and other post-retirement benefit plans are shown below. The Pension Benefits column includes the domestic defined benefit pension plan and unfunded supplemental retirement plan. The retiree medical and life insurance plan is shown in the Other Benefits column.

                                                                                Pension Benefits             Other Benefits
                                                                         --------------------------     ------------------------
                                                                             2005           2004           2005          2004
                                                                         -----------  -------------     ----------   -----------
(Dollars in thousands)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year...............................   $   122,520  $     110,469     $   42,890   $    45,449
Service cost..........................................................         4,747          4,242            299           280
Interest cost.........................................................         6,497          6,900          2,243         2,572
Amendments............................................................       (14,741)           119            697             -
Actuarial (gain) loss.................................................        10,749          6,234         (8,710)       (2,202)
Benefit payments......................................................        (5,580)        (5,444)        (2,963)       (3,209)
                                                                         -----------  -------------     ----------   -----------
Benefit obligation at end of year.....................................       124,192        122,520         34,456        42,890

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year........................        89,383         85,803              -             -
Actual return on plan assets..........................................         5,865          8,955              -             -
Employer contributions................................................         5,088             69          2,963         3,209
Benefit payments......................................................        (5,580)        (5,444)        (2,963)       (3,209)
                                                                         -----------  -------------     ----------   -----------
Fair value of plan assets at end of year..............................        94,756         89,383              -             -
                                                                         -----------  -------------     ----------   -----------

Funded status.........................................................       (29,436)       (33,137)       (34,456)      (42,890)
Unrecognized net actuarial (gain) loss................................        45,551         33,189           (341)        8,369
Unrecognized prior service cost (benefit).............................        (9,080)         4,991            (15)         (797)
                                                                         -----------  -------------     ----------   -----------
Net amount recognized.................................................   $     7,035  $       5,043     $  (34,812)  $   (35,318)
                                                                         ===========  =============     ==========   ===========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEETS CONSIST OF:
Accrued benefit liability.............................................   $   (28,415) $     (15,715)    $  (34,812)  $   (35,318)
Intangible asset......................................................             -          4,983              -             -
Accumulated other comprehensive loss .................................        35,450         15,775              -             -
                                                                         -----------  -------------     ----------   -----------
Net amount recognized.................................................   $     7,035  $       5,043     $  (34,812)  $   (35,318)
                                                                         ===========  =============     ==========   ===========

ADDITIONAL INFORMATION
Increase in minimum liability included in other comprehensive loss....   $    19,675  $       3,179

Accumulated benefit obligation for all domestic pension plans.........   $   123,077  $     104,949


                                                                             43.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

                                                                    Pension Benefits                       Other Benefits
                                                         ----------------------------------     ----------------------------------
                                                          2005           2004        2003         2005         2004       2003
                                                         -------     ----------   ---------     --------    ---------  -----------
(Dollars in thousands)

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost..........................................   $ 4,747     $    4,242   $   4,116     $    299    $     280  $       274
Interest cost.........................................     6,497          6,900       6,668        2,243        2,572        2,818
Expected return on plan assets........................    (8,754)        (9,069)     (9,359)           -            -            -
Amortization of prior service cost (benefit)..........      (670)           646         647          (85)        (112)        (112)
Amortization of initial net (asset) obligation........         -             (1)       (361)           -            -            -
Recognized net actuarial (gain) loss..................     1,276            (10)        (26)           -          255          333
Settlement (gain).....................................         -              -         (48)           -            -            -
                                                         -------     ----------   ---------     --------    ---------  -----------
Net periodic benefit cost.............................   $ 3,096     $    2,708   $   1,637     $  2,457    $   2,995  $     3,313
                                                         =======     ==========   =========     ========    =========  ===========

                                                                    Pension Benefits                    Other Benefits
                                                         ----------------------------------     ----------------------------------
                                                          2005          2004        2003          2005          2004       2003
                                                         -------     ----------   ---------     --------    ---------  -----------
ASSUMPTIONS

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATIONS AT FISCAL YEAR END
Discount rate.........................................     5.750%         6.125%                   5.750%       6.125%
Rate of compensation increase.........................     4.500%         3.500%                   4.500%       3.500%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
NET COST FOR THE FISCAL YEAR
Discount rate.........................................     6.125%         6.375%      6.750%       6.125%       6.375%       6.750%
Expected long-term return on plan assets..............     8.750%         9.000%      9.000%         N/A          N/A          N/A
Rate of compensation increase.........................     3.500%         2.750%      2.000%       3.500%       2.750%       2.000%

      The Company uses a December 31 measurement date for the above plans. The Company amended the defined benefit plan during 2005. The amendment, among other items, revised the benefit payout formula for the majority of the plan participants. The plan amendment was deemed to be a significant event and the plan was remeasured accordingly during 2005. The discount rate assumption was changed at the time of the remeasurement. Therefore, a discount rate of 6.125% was used for part of the year and 5.875% was used for the remainder of the year to determine the net cost in 2005. The expected long-term rate of return on plan asset and the rate of compensation increase assumptions did not change for the remeasurement.

      Effective January 1, 2006, the Company revised the expected long-term rate of return assumption used in calculating the annual expense for its domestic pension plan in accordance with Statement No. 87, "Employers' Accounting for Pensions". The assumed expected long-term rate of return was decreased to 8.50% from 8.75%, with the impact being accounted for as a change in estimate. Effective January 1, 2005, the Company revised the expected long-term rate of return to 8.75% from 9.0%, with the impact being accounted for as a change in estimate.

      Management establishes the expected long-term rate of return assumption by reviewing its historical trends and analyzing the current and projected market conditions in relation to the plan's asset allocation and risk management objectives. Management consults with outside investment advisors and actuaries when establishing the rate and reviews their assumptions with the Retirement Plan Review Committee of the Board of Directors. The actual return on plan assets was 6.5% in 2005, 10.6% in 2004 and 19.7% in 2003. The 10-year average annualized return was 7.8% as of year-end 2005 and 9.0% as of year-end 2004. Management believes that the 8.50% expected long-term rate of return assumption is achievable and reasonable given current market conditions and forecasts, asset allocations, investment policies and investment risk objectives.

      The rate of compensation increase assumption was changed to a flat 4.5% as of January 1, 2006. Previously, a graded assumption was used, with the rate of increase beginning at 2% for the 2003 fiscal year and increasing 0.75% per year until it would have reached 5% for the 2007 fiscal year and later.

44.

                                                2005         2004
                                                -----       ------
ASSUMED HEALTH CARE TREND RATES AT
   FISCAL YEAR END
Health care trend rate assumed for next year..   9.00%      10.00%
Rate that the trend rate gradually declines to
   (ultimate trend rate)......................   5.00%       5.00%
Year that the rate reaches the ultimate
   trend rate.................................   2010         2010

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                1-Percentage-point  1-Percentage-point
                                      Increase           Decrease
                                ------------------  ------------------
                                   2005     2004       2005     2004
                                ---------  -------  --------   -------
(Dollars in thousands)
Effect on total of service and
   interest cost components...  $      84  $  135   $    (74)  $  (119)
Effect on post-retirement
   benefit obligation.........      1,034   1,856       (907)   (1,644)

PLAN ASSETS

      The Company's domestic defined benefit pension plan weighted-average asset allocation at fiscal year-end 2005 and 2004 and target allocation are as follows:

                                              Percentage of Pension
                                                 Plan Assets at
                                                Fiscal Year End
                                    Target    ---------------------
                                  Allocation     2005        2004
                                  ----------  -------      ------
ASSET CATEGORY
Equity securities...............       35-75%      61%         67%
Debt securities.................       10-25%      24%         18%
Real estate.....................         0-5%       8%          7%
Other...........................        0-15%       7%          8%
                                  ----------  -------      ------
   Total........................         100%     100%        100%

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

CASH FLOWS

EMPLOYER CONTRIBUTIONS

      The Company expects to contribute $1.9 million to its domestic pension plans and $2.7 million to its other benefit plans in 2006.

ESTIMATED FUTURE BENEFIT PAYMENTS

      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                           Pension         Other
DURING FISCAL YEARS                        Benefits       Benefits
                                           --------       --------
(Dollars in thousands)
2006.....................................  $  4,829       $  2,727
2007.....................................     5,051          2,747
2008.....................................     5,212          2,760
2009.....................................     5,568          2,790
2010.....................................     6,024          2,788
2011 through 2015........................    37,830         13,171

PART II: FOREIGN PLAN

      The obligation and funded status of the Company's German defined benefit pension plan is as follows:

                                               Pension Benefits
                                            -----------------------
                                              2005         2004
                                            --------   ------------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year...  $  3,673   $      2,617
Service cost..............................       131            104
Interest cost.............................       162            142
Actuarial loss............................     1,764            521
Benefit payments..........................       (34)           (15)
Translation changes.......................      (564)           304
                                            --------   ------------
Benefit obligation at end of year.........     5,132          3,673

Funded status.............................    (5,132)        (3,673)
Unrecognized prior service cost...........     2,430            782
                                            --------   ------------
Net amount recognized.....................  $ (2,702)  $     (2,891)
                                            ========   ============

AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEETS CONSIST OF:
Accrued benefit liability.................  $ (4,082)  $     (2,891)
Accumulated other comprehensive loss......     1,380              -
                                            --------   ------------
Net amount recognized.....................  $ (2,702)  $     (2,891)
                                            ========   ============

ADDITIONAL INFORMATION
Increase in minimum liability included
   in other comprehensive loss............  $  1,380   $          -

Accumulated benefit obligation for the
   foreign pension plan...................  $  4,082   $      2,891


                                                                             45.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

                                     2005       2004         2003
                                   --------   --------    ---------
(Dollars in thousands)
COMPONENTS OF NET PERIODIC
BENEFIT COST
Service cost.....................  $    131   $    104    $      85
Interest cost ...................       162        142          121
Recognized net actuarial loss....        26          2            -
                                   --------   --------    ---------
Net periodic benefit cost........  $    319   $    248    $     206
                                   ========   ========    =========

ASSUMPTIONS                          2005       2004         2003
                                   --------   --------    ---------
WEIGHTED-AVERAGE ASSUMPTIONS
USED TO DETERMINE BENEFIT
OBLIGATIONS
AT FISCAL YEAR END
Discount rate....................      4.00%      5.00%
Rate of compensation increase....      3.00%      3.00%
WEIGHTED-AVERAGE ASSUMPTIONS USED
TO DETERMINE NET COST FOR THE
FISCAL YEAR
Discount rate....................      5.00%      5.50%        5.75%
Rate of compensation increase....      3.00%      3.00%        2.50%

      The Company uses a December 31 measurement date for the German defined benefit plan. The German plan does not have any assets, as the plan is unfunded. The discount rate assumption for the German plan is determined separately from the U.S. plan assumptions. The rate of compensation increase is also dependent upon assumptions for that operation separate from the U.S.

ESTIMATED FUTURE BENEFIT PAYMENTS

      The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the German plan:

DURING FISCAL YEARS
(Dollars in thousands)
2006.................................................         $ 41
2007..................................................          45
2008..................................................          57
2009..................................................          75
2010..................................................          88
2011 through 2015.....................................         802

PART III: OTHER BENEFIT PLANS

      The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $0.1 million at December 31, 2005 and $0.1 million at December 31, 2004. A corresponding accumulated benefit obligation of equal amounts has been recognized as a liability and is included in retirement and post-employment benefits as of the respective year ends. Certain foreign subsidiaries have funded and accrued unfunded pension and other post-employment arrangements. The liability for these plans was $2.6 million at December 31, 2005 and $2.4 million at December 31, 2004 and was included in retirement and post-employment benefits on the Consolidated Balance Sheets.

      The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's annual contributions were $2.3 million in 2005, $1.0 million in 2004 and $1.0 million in 2003. The Company doubled its matching percentage effective January 1, 2005.

NOTE J - CONTINGENCIES AND COMMITMENTS

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

      Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company's reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $2.1 million at December 31, 2005 and $1.9 million at December 31, 2004. The reserve is included in other long-term liabilities on the Consolidated Balance Sheets. An asset of $2.2 million was recorded in other assets on the Consolidated Balance Sheets at December 31, 2005 and $2.3 million at December 31, 2004 for recoveries from insurance carriers for outstanding insured claims and for prior settlements initially paid directly by the Company to the plaintiff on insured claims. An additional $0.4 million was reserved at December 31, 2005 and 2004 for insolvencies related to claims still outstanding as well as for claims for which partial payments have been received.

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

46.

ENVIRONMENTAL PROCEEDINGS

      The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as waste-water treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company's environmental engineers perform routine ongoing analyses of the remediation sites and will use outside consultants to assist in their analyses from time to time. Accruals are based upon their analyses and are established at either the best estimate or, absent a best estimate, at the low end of the estimated range of costs. The accruals are revised for the results of ongoing studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The undiscounted reserve balances at December 31, 2005 and 2004 were as follows:

                                                 December 31,
                                            ----------------------
                                              2005         2004
                                            --------   -----------
(Dollars in thousands)
Current. . . . . . . . . . . . . . . .      $    656   $     1,222
Long-term. . . . . . . . . . . . . . .         4,246         4,473
                                            --------   -----------
   Total reserve. . . . . . . . . . ..      $  4,902   $     5,695
                                            ========   ===========

      These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.

      In 2005, the Company obtained updated detailed quotes on various remediation projects that estimated a lower remediation cost than previously reserved. In addition, the Company received notification that further remediation efforts on a particular project at the Elmore facility were no longer required. As a result of these and other minor factors, the Company reversed $0.5 million of the reserve to income in 2005. Payments against the reserve totaled $0.3 million in 2005. In 2004, the Company sold property that was subject to a Voluntary Action Plan. This property had been formerly used as a manufacturing site by one of the Company's subsidiaries. Under the terms of the sale, the buyer assumed the environmental remediation responsibilities and agreed to indemnify the Company against any environmental claims arising from this property. This transaction enabled the Company to reverse a previously recorded environmental remediation reserve associated with this property of $1.0 million to income. The reserve was also reduced in 2004 as a result of payments on various projects that totaled $0.2 million. The environmental reserve was reduced by $0.6 million in 2003 as a result of revised estimates of the required remediation work and related costs, primarily for RCRA projects, SWMU closure and other projects at the Elmore facility.

LONG-TERM OBLIGATION

      The Company has a long-term supply arrangement with Ulba/ Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of Connecticut. The agreement was signed in 2000 and amended from time to time. An amendment in 2003 reduced the previous purchase commitments for copper beryllium master alloy, added commitments to purchase beryllium vacuum cast billets and extended the contract period to 2012. All materials under the arrangement are sourced from Ulba/Kazatomprom. The annual base purchase commitments total approximately $5.8 million in 2006 and 2007. A new price will be renegotiated for the years 2008 through 2012. If a new price cannot be agreed to by December 31, 2007, then the material purchases will terminate with the 2008 delivery volumes. The contract allows for the Company to purchase additional quantities of copper beryllium master alloy up to an annual maximum of 150,000 pounds of beryllium contained in the master alloy. The purchase of beryllium vacuum cast billets can be plus or minus 10% of the annual base quantity. The contract was amended in 2005 to provide an additional quantity of 120,000 pounds for the years 2005 to 2007 above the existing quantities. Purchases of beryllium-containing materials from Nukem were $7.8 million in 2005, $5.9 million in 2004 and an immaterial amount in 2003.

      The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and copper beryllium master alloy from the Defense Logistics Agency of the U.S. Government. The agreements expire in 2007. Annual purchase commitments total approximately $4.8 million in 2006 and $5.2 million in 2007. The beryllium component of the contract price is adjusted quarterly from these stated totals based upon fluctuations in the non-seasonally adjusted consumer price index. The Company may elect to take delivery of the materials in advance of the commitment dates. Purchases under these agreements totaled approximately $7.5 million in 2005, $6.6 million in 2004 and $5.9 million in 2003. The purchased material will serve as raw material input for operations within two of the Company's subsidiaries, Brush Wellman Inc. and Brush Resources Inc.

OTHER

      One of the Company's subsidiaries, Williams Advanced Materials Inc. (WAM) is a defendant in a U.S. legal case where the plaintiff is alleging patent infringement by WAM and a small number of WAM's customers. WAM has provided an indemnity agreement to certain of those customers, under which WAM will pay any damages awarded by the court. WAM believes it has numerous and strong defenses applicable to both WAM and the indemnified customers and is contesting this action. WAM earlier filed suit against this plaintiff in the U.S. for wrongful intimidation of its customers and requested that certain of the plaintiff's patents be invalidated. WAM also filed a suit in Australia to revoke a corresponding patent. The Australian court has ruled in WAM's favor while the U.S. action is ongoing. WAM has not made any indemnification payments on behalf of any of its


                                                                             47.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

customers as of December 31, 2005, nor have they recorded a reserve for losses under these indemnification agreements as of December 31, 2005. WAM does not believe a range of potential losses, if any, can be estimated at the present time.

      The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company's consolidated financial statements.

      The Company has outstanding letters of credit totaling $11.8 million related to workers' compensation, consigned precious metal arrangements and environmental remediation issues that expire in 2006.

NOTE K - CAPITAL STOCK

      During the third quarter of 2004, the Company completed a common stock offering of 2,050,000 newly issued shares and 115,000 secondary shares of common stock sold by selling shareholders. In addition, pursuant to a partial exercise of an over allotment option by the underwriters, an additional 200,000 primary shares were issued bringing the total of primary shares of common stock issued under the offering to 2,250,000. The net proceeds from the offering after deducting fees was $38.7 million. The majority of proceeds from the offering was used to repay outstanding borrowings under the Company's revolving line of credit and $5.0 million of the proceeds was used to repay a portion of the Company's long-term subordinated debt.

      In connection with the Company's refinancing agreement dated December 4, 2003, 115,000 $0.01 common stock warrants were issued to the lenders as part of their fee. Holders of the warrants were entitled to exercise them for an equal number of shares of Company common stock. The warrants were recorded as a component of shareholders' equity at their fair value at the time of issuance. The holders of the warrants exercised them in the third quarter 2004 and sold their shares concurrent with the Company's new share offering.

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

      The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: option rights, performance restricted shares, performance shares, performance units and restricted shares. As of December 31, 2005, no performance units had been granted.

      Option rights under this plan entitled the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the amended 1995 Stock Incentive Plan and previous plans generally became exercisable over a four-year period and expired 10 years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984 and 1989 stock option plans) was terminated upon shareholder approval of the amended 1995 Stock Incentive Plan upon terms providing that no further stock awards would be made under the Company's 1979, 1984 and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted. The amended 1995 Stock Incentive Plan expired in May 2005. Currently, there are stock options outstanding under the above plans.

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

48.

Stock option and restricted share award activities are summarized in the following table:

                                                         2005                         2004                        2003
                                                -------------------------  ---------------------------   -------------------------
                                                              Weighted-                    Weighted-                    Weighted-
                                                                average                     average                      average
                                                               Exercise                     Exercise                     Exercise
                                                  Shares         Price      Shares            Price        Shares         Price
                                                ----------   ------------  ----------     ------------   ----------    -----------
STOCK OPTIONS
   Outstanding at beginning of year............  1,467,710   $      16.19   1,474,943     $      15.78    1,394,688    $     17.82
   Granted.....................................    174,200          17.12     242,650            17.01      262,800           5.62
   Exercised...................................    (29,955)         12.43    (228,298)           14.19       (1,900)         12.89
   Cancelled...................................   (103,695)         18.19     (21,585)           18.38     (180,645)         16.76
                                                ----------                  ---------                    ----------
   Outstanding at end of year..................  1,508,260          16.24   1,467,710            16.19    1,474,943          15.78
                                                ==========                  =========                    ==========
   Exercisable at end of year..................  1,387,560          16.59   1,236,930            16.75    1,231,103          16.78

RESTRICTED AWARDS
   Awarded and restricted at beginning of year.     38,550                     46,950                        77,845
   Awarded during the year.....................          -                     13,700                             -
   Vested......................................    (25,250)                   (14,100)                      (26,845)
   Forfeited...................................          -                     (8,000)                       (4,050)
                                                ----------                 ----------                    ----------
   Awarded and restricted at end of year.......     13,300                     38,550                        46,950
                                                ==========                 ==========                    ==========

      The restricted awards are recorded as a component of shareholders' equity at their fair value as of the grant date. The fair value is subsequently amortized as deferred compensation expense over the vesting period. Amounts recorded against selling, general and administrative expense on the Consolidated Statements of Income totaled $0.1 million in 2005, $0.1 million in 2004 and $0.3 million in 2003.

      The following table provides additional information about stock options outstanding as of December 31, 2005:

                                Options Outstanding               Options Exercisable
                    -----------------------------------------    ----------------------
                                    Weighted-
                                     average        Weighted-                 Weighted-
                                    Remaining        average                   average
      Range of        Number        Contract         Exercise      Number     Exercise
   Option Prices    Outstanding       Life            Price      Exercisable    Price
-----------------   -----------     ---------       ---------    -----------  ---------
$  5.55 - $  8.10       213,820          7.15       $    5.64        169,420  $    5.66
$ 12.15 - $ 15.06       320,540          5.44           13.16        303,400      13.22
$ 15.97 - $ 18.13       625,500          6.34           17.12        566,340      17.13
$ 20.64 - $ 23.78       219,350          4.96           22.32        219,350      22.32
$ 26.44 - $ 26.72       129,050          2.34           26.72        129,050      26.72
                    -----------     ---------       ---------    -----------  ---------
                      1,508,260          5.68       $   16.24      1,387,560  $   16.59
                    ===========     =========       =========    ===========  =========

      The weighted-average remaining contractual life of options outstanding at December 31, 2004 and 2003 is 5.93 years and 5.99 years, respectively. The number of shares available for future grants as of December 31, 2005, 2004 and 2003 was 95,460 shares, 245,566 shares and 472,331 shares, respectively.


                                                                             49.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

NOTE L - OTHER COMPREHENSIVE INCOME

      The following table summarizes the cumulative net gain/(loss) by component within other comprehensive income as of December 31, 2005, 2004 and 2003:

                                                                                      December 31,
                                                                          -------------------------------------
                                                                             2005         2004          2003
                                                                          ----------  ------------  -----------
(Dollars in thousands)
Foreign currency translation adjustment...............................    $   (2,188) $       (133) $      (982)
Change in the fair value of derivative financial instruments..........         3,981        (4,025)      (3,216)
Minimum pension liability.............................................       (36,830)      (15,775)     (12,596)
                                                                          ----------  ------------  -----------
Total.................................................................    $  (35,037) $    (19,933) $   (16,794)
                                                                          ==========  ============  ===========

NOTE M - SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

      Selected financial data by business segment for 2005, 2004 and 2003 is as follows:

                                                          Metal           Micro-         Total
(Dollars in thousands)                                   Systems       electronics      Segments      All Other          Total
                                                      -------------    -----------   -------------  -------------    -------------
2005
Revenues from external customers....................  $     306,320    $   234,947   $     541,267  $           -    $     541,267
Intersegment revenues...............................          2,789          1,638           4,427              -            4,427
Depreciation, depletion and amortization............         14,970          4,050          19,020          2,655           21,675
Profit (loss) before interest and taxes.............          6,258         18,958          25,216         (5,707)          19,509
Assets..............................................        301,532        110,100         411,632         (8,930)         402,702
Expenditures for long-lived assets..................          8,590          4,742          13,332            443           13,775

2004
Revenues from external customers....................  $     300,711    $   195,565   $     496,276  $           -    $     496,276
Intersegment revenues...............................          3,513          1,149           4,662              -            4,662
Depreciation, depletion and amortization............         16,100          3,870          19,970          2,391           22,361
Profit before interest and taxes....................          4,463         18,540          23,003          2,031           25,034
Assets..............................................        301,740         76,776         378,516         35,665          414,181
Expenditures for long-lived assets..................          5,830          2,673           8,503            647            9,150

2003
Revenues from external customers....................  $     243,723    $   157,323   $     401,046  $           -    $     401,046
Intersegment revenues...............................          2,414          1,119           3,533              -            3,533
Depreciation, depletion and amortization............         13,710          4,020          17,730          2,605           20,335
Profit (loss) before interest and taxes.............        (16,381)         12,618         (3,763)        (5,181)          (8,944)
Assets..............................................        293,933         74,137         368,070          3,546          371,616
Expenditures for long-lived assets..................          3,320          2,930           6,250             69            6,319

      Segments are evaluated using earnings before interest and taxes. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the intersegment revenues.

      Effective January 1, 2005, the operating results of Brush Resources Inc. are included as part of the Metal Systems Group. Previously, the operating results of Brush Resources were included as part of All Other in the segment disclosures. Brush Resources sells beryllium hydroxide, produced through its Utah operations, to outside customers and to businesses within the Metal Systems Group. This change is more reflective of how the Company's businesses are evaluated. The 2004 and 2003 amounts presented have been reclassified to reflect this change.

      The "All Other" column includes the operating results of BEM Services, Inc., a wholly owned subsidiary of the Company, as well as the parent company's and other corporate expenses. BEM Services charges a management fee for the services provided to the other businesses within the Company on a cost-plus basis. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included in the All Other column. Assets shown in All Other include cash, computer hardware and software and capitalized interest. The change in All Other assets from December 31, 2004 to December 31, 2005 was primarily due to a $39.0 million decline in cash and a $6.6 million increase in the LIFO reserve. The All Other assets were a net credit balance as of December 31, 2005 as a result of the LIFO reserve being larger than the debit balances of the other items.

50.

      The Company's sales from U.S. operations to external customers, including exports, were $409.3 million in 2005, $376.5 million in 2004, and $311.5 million in 2003. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company by country are as follows:

                                     2005         2004        2003
                                  -----------  ----------  -----------
(Dollars in thousands)
Revenues
   United States...............   $   362,160  $  332,193  $   276,668
   All other...................       179,107     164,083      124,378
                                  -----------  ----------  -----------
   Total.......................   $   541,267  $  496,276  $   401,046
                                  ===========  ==========  ===========

Long-lived Assets
   United States...............   $   170,029  $  171,188  $   185,168
   All other...................         7,033       6,431        5,678
                                  -----------  ----------  -----------
   Total.......................   $   177,062  $  177,619  $   190,846
                                  ===========  ==========  ===========

      No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

NOTE N - INTEREST

      Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the interest incurred, capitalized and paid, as well as the amortization of capitalized interest for 2005, 2004 and 2003.

                                      2005        2004       2003
                                  -----------  ----------  --------
(Dollars in thousands)
Interest incurred..............   $     6,631  $    8,553  $  3,665
Less capitalized interest......           259         176       (86)
                                  -----------  ----------  --------
Total expense..................   $     6,372  $    8,377  $  3,751
                                  -----------  ----------  --------

Interest paid..................   $     7,345  $    6,103  $  2,558
                                  -----------  ----------  --------

Amortization of capitalized
interest included in cost of
  sales........................   $       587  $      593  $    623
                                  ===========  ==========  ========

      The difference in expense among 2005, 2004 and 2003 was due primarily to the changes in the level of outstanding debt. Amortization of deferred financing costs within interest expense was $1.1 million in 2005, $1.5 million in 2004 and $0.4 million in 2003.

      In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The net contract (income) expense, including interest expense recorded in selling, general and administrative, was ($0.7) million in 2004 and $1.4 million in 2003. The related interest expense was $0.3 million in 2004 and $1.3 million in 2003. There was no contract (income) expense or related interest expense in 2005 as the program was terminated and the Company received back the net surrender value in 2004. The contracts had been recorded at cash surrender value, net of policy loans, in other assets on the Consolidated Balance Sheet.

NOTE O - INCOME TAXES

      Income (loss) before income taxes and income taxes (benefit) are comprised of the following components, respectively:

                                           2005       2004        2003
                                        ---------  ---------  -----------
(Dollars in thousands)
Income (loss) before income taxes:
     Domestic.........................  $  10,866  $  14,030  $   (14,721)
     Foreign..........................      2,271      2,627        2,071
                                        ---------  ---------  -----------
        Total before income taxes.....  $  13,137  $  16,657  $   (12,650)
                                        =========  =========  ===========

Income taxes (benefit):
   Current income taxes:
     Domestic.........................  $     720  $     528  $       158
     Foreign..........................        443        821          697
                                        ---------  ---------  -----------
        Total current.................      1,163      1,349          855

Deferred income taxes:
     Domestic.........................  $   2,213  $   9,280  $    (5,291)
     Foreign..........................         66       (208)        (279)
     Valuation allowance..............     (8,130)    (9,280)       5,291
                                        ---------  ---------  -----------
        Total deferred................     (5,851)      (208)        (279)
                                        ---------  ---------  -----------

        Total income taxes (benefit)..  $  (4,688) $   1,141  $       576
                                        =========  =========  ===========

      The reconciliation of the federal statutory and effective income tax rates follows:

                                       2005      2004       2003
                                      ------    ------     ------
Federal statutory rate (benefit)....    34.0%     34.0%     (34.0)%

State and local income taxes, net
   of federal tax effect............     3.0       0.7        0.9

Effect of excess of percentage
   depletion over cost depletion....    (6.1)     (4.7)      (7.6)

Company-owned life insurance........    (0.1)     34.1        3.6

Officers' compensation..............     1.5       3.1        0.7

Stock warrants......................     0.8       0.2          -

Taxes on foreign source income......    (8.4)     (7.2)      (3.7)

Valuation allowance.................   (61.9)    (55.7)      41.8

Other items.........................     1.5       2.4        2.8
                                      ------    ------     ------

     Effective tax rate (benefit)...   (35.7)%     6.9%       4.5%
                                      ======    ======     ======

      In accordance with the provisions of Statement No. 109, "Accounting for Income Taxes," the Company recorded an $8.1 million reversal of valuation allowance reflected as a reduction to tax expense in 2005. This amount is comprised of a $2.2 million current year utilization of net operating losses and a $5.9 million reversal of the valuation allowance associated with the Company's determination that it is more likely than not that this portion of the deferred tax asset will be realized.


                                                                             51.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       Brush Engineered Materials Inc. and Subsidiaries, December 31, 2005

      The Company recorded a $4.5 million increase to the valuation allowance in 2005 as a component of OCI associated with the changes for the minimum pension liability and derivative and hedging activities.

      The Company intends to maintain a valuation allowance on certain deferred tax assets until a realization event occurs to support reversal of all or a portion of the allowance.

      Included in current domestic income taxes, as shown in the Consolidated Statements of Income, are $0.6 million, $0.2 million, and $0.2 million of state and local income taxes in 2005, 2004 and 2003, respectively.

      The Company had domestic and foreign income tax payments (refunds) of $2.1 million, $1.1 million and $(3.3) million in 2005, 2004 and 2003, respectively.

      Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31, 2005 and 2004:

                                               2005          2004
                                             ---------    ----------
(Dollars in thousands)
Post-retirement benefits other than
   pensions................................  $  11,827    $   12,000
Alternative minimum tax credit.............     11,094        10,981
Other reserves.............................      2,205         2,591
Environmental reserves.....................      1,662         1,969
Pensions...................................     12,549         4,460
Derivative instruments and hedging
   activities..............................          -         2,476
Inventory..................................          -            20
Tax credit carryforward....................      2,092         1,851
Net operating loss carryforward............     20,758        23,385
Capitalized interest expense...............        351           237
                                             ---------    ----------
                                                62,538        59,970
Valuation allowance........................    (19,885)      (23,175)
                                             ---------    ----------
Total deferred tax assets..................     42,653        36,795

Depreciation...............................    (33,082)      (33,148)
Inventory..................................       (887)            -
Derivative instruments and hedging
   activities..............................       (264)            -
Mine development...........................     (1,868)       (1,858)
Miscellaneous..............................     (1,497)         (586)
                                             ---------    ----------
Total deferred tax liabilities.............    (37,598)      (35,592)
                                             ---------    ----------

Net deferred tax asset.....................  $   5,055    $    1,203
                                             =========    ==========

      At December 31, 2005, for income tax purposes, the Company had domestic net operating loss carryforwards of $55.2 million, which are scheduled to expire in calendar years 2022 through 2025. The Company also had foreign net operating loss carryforwards for income tax purposes totaling $6.9 million that do not expire.

      At December 31, 2005, the Company had alternative minimum tax loss carryforwards of $20.9 million that do not expire. Utilization of these loss carryforwards is limited, on an annual basis, to 90% of alternative minimum taxable income. This limitation required the Company to record a $0.2 million tax liability in 2005.

      At December 31, 2005, the Company had research and experimentation tax credit and foreign tax credit carryforwards of $2.1 million that are scheduled to expire in calendar years 2008 through 2020.

      A provision has not been made with respect to $12.2 million of unremitted earnings at December 31, 2005 that have been invested by foreign subsidiaries. It is not practical to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

NOTE P - EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted net earnings (loss) per share (E.P.S.):

                                          2005           2004             2003
                                      ------------   -----------     -------------
Numerator for basic and
   diluted E.P.S.:
     Net income (loss)..............  $     17,825   $    15,516     $     (13,226)

Denominator:
     Denominator for basic E.P.S.:
        Weighted-average shares
          outstanding...............    19,219,099    17,865,053        16,562,864

     Effect of dilutive securities:
        Employee stock options......       137,051       204,788                 -
        Special restricted stock....        14,598        36,574                 -
        Warrants....................             -        57,500                 -
                                      ------------   -----------     -------------
        Diluted potential common
          shares....................       151,649       298,862                 -
                                      ------------   -----------     -------------

     Denominator for diluted E.P.S.:
        Adjusted  weighted-average
          shares outstanding........    19,370,748    18,163,915        16,562,864
                                      ============   ===========     =============

Basic E.P.S.........................  $       0.93   $      0.87     $       (0.80)
                                      ============   ===========     =============

Diluted E.P.S.......................  $       0.92   $      0.85     $       (0.80)
                                      ============   ===========     =============

      Under Statement No. 128, "Earnings per Share," no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Accordingly, dilutive securities have been excluded from the diluted E.P.S. calculation of 109,052 for 2003.

      Options to purchase common stock with exercise prices in excess of the average share price totaling 817,000 at December 31, 2005, 361,475 at December 31, 2004 and 1,217,643 at December 31, 2003 were excluded from the diluted E.P.S. calculations as their effect would have been anti-dilutive.

52.

NOTE Q - RELATED PARTY TRANSACTIONS

      The Company had outstanding loans of $0.4 million with six employees, including two executive officers, as of December 31, 2005 and December 31, 2004. The loans were made in the first quarter 2002 pursuant to life insurance agreements between the Company and the employees. The portion of the premiums paid by the Company is treated as a loan from the Company to the employees and the loans are secured by the insurance policies, which are owned by the employees. The agreements require each employee to maintain the insurance policy's cash surrender value in an amount at least equal to the outstanding loan balance. The loans are payable from the insurance proceeds upon the employee's death or at an earlier date due to the occurrence of specified events. The loans bear an interest rate equal to the applicable federal rate. There have been no modifications to the loan terms since the inception of the agreements.

NOTE R - SUBSEQUENT EVENT

      In January 2006, Williams Advanced Materials Inc. acquired the stock of CERAC, incorporated for $26.2 million in cash, including advisor fees. CERAC provides physical vapor deposition and specialty inorganic materials for the precision optics, semiconductor and other industries. CERAC employs approximately 120 people at its Milwaukee, Wisconsin facility. Their sales were approximately $20.0 million in 2005. The purchase price included $3.8 million to be held in escrow pending resolution of various matters as detailed in the purchase agreement.

NOTE S - QUARTERLY DATA (UNAUDITED)

      The following tables summarize selected quarterly financial data for the years ended December 31, 2005 and 2004:

                                                                              2005
                                                   ------------------------------------------------------------------
                                                      First        Second       Third         Fourth
                                                     Quarter      Quarter      Quarter       Quarter        Total
                                                   -----------  -----------  -----------   -----------   ------------
(Dollars in thousands except per share data)
Net sales........................................  $   130,372  $   134,651  $   135,614   $   140,630   $    541,267
Gross profit.....................................       28,577       29,106       25,940        26,620        110,243
   Percent of sales..............................         21.9%        21.6%        19.1%         18.9%          20.4%
Net income.......................................        4,286        5,530        3,908         4,101         17,825
Net income per share of common stock:
   Basic.........................................         0.22         0.29         0.20          0.21           0.93
   Diluted.......................................         0.22         0.29         0.20          0.21           0.92
Stock price range:
   High..........................................        20.80        19.26        17.92         16.61
   Low...........................................        16.11        13.11        14.60         14.83

                                                                              2004
                                                   ------------------------------------------------------------------
                                                      First        Second       Third         Fourth
                                                     Quarter      Quarter      Quarter       Quarter        Total
                                                   -----------  -----------  -----------   -----------   ------------
(Dollars in thousands except per share data)
Net sales........................................  $   125,862  $   128,639  $   125,766   $   116,009   $    496,276
Gross profit.....................................       29,577       29,441       26,584        25,472        111,074
   Percent of sales..............................         23.5%        22.9%        21.1%         22.0%          22.4%
Net income.......................................        3,754        6,571        3,431         1,760         15,516
Net income per share of common stock:
   Basic.........................................         0.23         0.39         0.18          0.09           0.87
   Diluted.......................................         0.22         0.38         0.18          0.09           0.85
Stock price range:
   High..........................................        21.69        21.70        21.40         22.68
   Low...........................................        14.95        15.43        17.43         15.60

      Fourth quarter 2005 results include a $3.8 million pre-tax charge for costs related to the prepayment of subordinated debt and a $5.9 million benefit related to the reversal of a portion of the Company's domestic deferred tax valuation allowance.

                                                                             53.

                            SELECTED FINANCIAL DATA

                Brush Engineered Materials Inc. and Subsidiaries
                  (Dollars in thousands except for share data)

                                                              2005           2004           2003           2002           2001
                                                          -----------    -----------    -----------    -----------    ------------
FOR THE YEAR
Net sales...............................................  $   541,267    $   496,276    $   401,046    $   372,829    $    472,569
Cost of sales...........................................      431,024        385,202        328,008        324,932         404,574
Gross profit............................................      110,243        111,074         73,038         47,897          67,995
Operating profit (loss).................................       19,509         25,034         (8,944)       (22,636)        (14,069)
Interest expense .......................................        6,372          8,377          3,751          3,219           3,327
Income (loss) from continuing operations
   Before income taxes..................................       13,137         16,657        (12,695)       (25,855)        (17,396)
Income taxes (benefit)..................................       (4,688)         1,141            576          9,749          (7,122)
Net income (loss).......................................       17,825         15,516        (13,226)       (35,604)        (10,274)
Earnings per share of common stock:
     Basic net income (loss)............................         0.93           0.87          (0.80)         (2.15)          (0.62)
     Diluted net income (loss)..........................         0.92           0.85          (0.80)         (2.15)          (0.62)
Dividends per share of common stock.....................            -              -              -              -            0.24
Depreciation and amortization...........................       22,790         23,826         20,731         20,640          21,609
Capital expenditures....................................       13,775          9,093          6,162          5,248          23,130
Mine development expenditures...........................            -             57            157            166             154

YEAR-END POSITION
Working capital.........................................      115,531        108,799         85,141         82,645         110,894
Ratio of current assets to current liabilities..........     2.4 TO 1       2.0 to 1       2.2 to 1       2.1 to 1        2.4 to 1
Property and equipment:
     At cost............................................      540,420        540,937        535,421        476,283         469,663
     Cost less depreciation and impairment..............      177,062        177,619        190,846        152,544         171,296
Total assets............................................      402,702        414,181        371,616        334,879         403,653
Other long-term liabilities.............................       73,492         60,527         64,097         65,977          62,473
Long-term debt..........................................       32,916         41,549         85,756         36,219          47,251
Shareholders' equity....................................      211,478        208,138        153,573        159,094         214,350

Book value per share:
     Basic..............................................        11.00          11.65           9.27           9.61           12.98
     Diluted............................................        10.92          11.46           9.21           9.58           12.87
Weighted-average number of shares of stock outstanding:
     Basic..............................................   19,219,099     17,865,053     16,562,864     16,557,388      16,518,691
     Diluted............................................   19,370,748     18,163,915     16,671,916     16,608,725      16,650,587

Shareholders of record..................................        1,572          1,683          1,791          1,864           1,981
Number of employees.....................................        1,970          1,912          1,833          1,862           1,946

Minority interest of $45,000 decreased the net loss for 2003.

In addition to the capital expenditures shown above, the Company purchased $0.4 million of assets in 2005, $0.9 million of assets in 2004 and $51.8 million of assets in 2003 that were previously held under operating leases and used by the Company.

Changes in deferred tax valuation allowances decreased income tax expense by $8.1 million and $9.3 million in 2005 and 2004, respectively, and increased income tax expense by $5.3 million and $19.9 million in 2003 and 2002, respectively.

A special charge reduced net income by $16.5 million in 1998.

                See Notes to Consolidated Financial Statements.

54.

     2000           1999           1998          1997           1996            1995
-------------   -----------    -----------   ------------   ------------   --------------
$     563,690   $   455,707    $   409,892   $    433,801   $    376,279   $      369,618
      444,951       363,773        325,173        324,463        271,149          268,732
      118,739        91,934         84,719        109,338        105,130          100,886
       22,986        10,558        (10,313)        36,024         34,305           29,086
        4,652         4,173          1,249            553          1,128            1,653

       18,334         6,385        (11,562)        35,471         33,177           27,433
        4,169           (54)        (4,430)         9,874          8,686            6,744
       14,165         6,439         (7,132)        25,597         24,491           20,689

         0.87          0.40          (0.44)          1.58           1.55             1.28
         0.86          0.40          (0.44)          1.56           1.53             1.27
         0.48          0.48           0.48           0.46           0.42             0.36
       22,664        27,037         24,589         19,329         22,954           20,911
       21,306        16,758         36,732         53,155         26,825           24,244
          332           288            433          9,526          3,663              787

      143,387       124,831        100,992        100,599        128,172          125,156
     2.3 to 1      2.3 to 1       2.1 to 1       2.3 to 1       2.9 to 1         2.9 to 1

      449,697       440,234        421,467        463,689        404,127          374,367
      170,460       170,939        164,469        173,622        130,220          121,194
      452,506       428,406        403,690        383,852        355,779          331,853
       55,454        53,837         49,955         48,025         47,271           45,445
       43,305        42,305         32,105         17,905         18,860           16,996
      229,907       220,638        221,811        236,813        219,257          200,302

        14.11         13.62          13.63          14.60          13.84            12.40
        13.98         13.55          13.50          14.41          13.72            12.30

   16,292,431    16,198,885     16,267,804     16,214,718     15,846,358       16,159,508
   16,448,667    16,279,591     16,424,747     16,429,468     15,980,481       16,289,795

        2,101         2,330          2,313          2,329          2,407            2,351
        2,500         2,257          2,167          2,160          1,926            1,856

                                                                             55.

                         BRUSH ENGINEERED MATERIALS INC.
                DIRECTORS, OFFICERS, FACILITIES AND SUBSIDIARIES

BOARD OF DIRECTORS
AND COMMITTEES OF THE BOARD

ALBERT C. BERSTICKER (2, 3, 4)
Retired Chairman and CEO
Ferro Corporation

GORDON D. HARNETT (2)
Chairman and CEO
Brush Engineered Materials Inc.

JOSEPH P. KEITHLEY (2, 3, 4, 5)
Chairman, President and CEO
Keithley Instruments, Inc.

WILLIAM B. LAWRENCE (1, 4)
Former Executive Vice President,
General Counsel & Secretary
TRW, Inc.

WILLIAM P. MADAR (2, 3, 4)
Retired Chairman and Former
(CEO) Nordson Corporation

WILLIAM G. PRYOR (3, 4, 5)
Retired President
Van Dorn Demag Corporation

Former President and CEO
Van Dorn Corporation

N. MOHAN REDDY (1, 4)
Professor
The Weatherhead School of Management
Case Western Reserve University

WILLIAM R. ROBERTSON (1, 4, 5)
Consulting Partner
Kirtland Capital Partners

JOHN SHERWIN, JR. (1, 2, 4, 5)
Lead Director
President
Mid-Continent Ventures, Inc.

-----------------

1 Audit Committee
2 Executive Committee
3 Governance Committee
4 Organization and Compensation Committee
5 Retirement Plan Review Committee

CHARLES F. BRUSH, III
Director Emeritus

CORPORATE AND
EXECUTIVE OFFICERS

GORDON D. HARNETT (1, 2)
Chairman and CEO

RICHARD J. HIPPLE (1, 2)
President and COO

JOHN D. GRAMPA (1, 2)
Vice President Finance and
Chief Financial Officer

DANIEL A. SKOCH (1, 2)
Senior Vice President
Administration

MICHAEL C. HASYCHAK (1)
Vice President, Treasurer and Secretary

JAMES P. MARROTTE (1)
Vice President, Controller

JOHN J. PALLAM (1)
Vice President, General Counsel

GARY W. SCHIAVONI (1)
Assistant Treasurer and Assistant Secretary

-----------------

1 Corporate Officers
2 Executive Officers

OPERATING GROUPS

ALLOY PRODUCTS
DONALD G. KLIMKOWICZ, PRESIDENT

BERYLLIUM PRODUCTS
MICHAEL D. ANDERSON, PRESIDENT

BRUSH INTERNATIONAL, INC.
MARK M. COMERFORD, PRESIDENT

BRUSH RESOURCES INC.
ALEX C. BOULTON, PRESIDENT

TECHNICAL MATERIALS, INC.
ALFONSO T. LUBRANO, PRESIDENT

WILLIAMS ADVANCED MATERIALS INC.
RICHARD W. SAGER, PRESIDENT

OFFICES AND FACILITIES

MANUFACTURING FACILITIES
Brewster, New York
Buellton, California
Buffalo, New York
Delta, Utah
Elmore, Ohio
Fremont, California
Limerick, Ireland
Lincoln, Rhode Island
Lorain, Ohio
Milwaukee, Wisconsin
Newburyport, Massachusetts
Oceanside, California
Reading, Pennsylvania
Santa Clara, California
Singapore
Subic Bay, Philippines
Taipei, Taiwan
Tucson, Arizona
Wheatfield, New York

CORPORATE OFFICES
Cleveland, Ohio

DOMESTIC SERVICE CENTERS
Elmhurst, Illinois
Fairfield, New Jersey
Warren, Michigan

INTERNATIONAL SERVICE CENTERS AND SALES OFFICES
Fukaya, Japan
Singapore
Stuttgart, Germany
Theale, England
Tokyo, Japan

INTERNATIONAL REPRESENTATIVE OFFICES
Hong Kong
Shanghai, China
Taipei, Taiwan
KyunGi-Do, Korea

56.