Form 10-K, Exhibit 13
period 2006-12-31
BRUSH ENGINEERED MATERIALS INC
filed 2007-03-15
CIK 1104657

Management’s Discussion and Analysis
OVERVIEW
     We are an integrated producer of engineered materials used in a variety of electrical, electronic, thermal and structural applications. Our products are sold into numerous markets, including telecommunications and computer, data storage, aerospace and defense, automotive electronics, industrial components and appliance.
     We continued to make significant improvements in our sales and earnings in 2006. Sales of $763.1 million in 2006 established a record high, eclipsing the previous record of $563.7 million set in 2000 by 35%. Following significant declines in 2001 and 2002 due largely to softer market conditions, sales have grown in each of the past four years and sales in 2006 were more than double the sales of $372.8 million in 2002. This growth resulted from a combination of improved conditions in our key markets, market share gains, new product and market development, geographic expansion, acquisitions and higher metal prices.
     Margins grew in 2006 as a result of the higher volumes and improved performance. Our pricing also improved and, by year end, changes in our pricing structure implemented during 2006 had essentially mitigated the impact of the unprecedented increase in the cost of copper, a key raw material used by portions of our business. Expenses increased in 2006 due to higher compensation and retirement costs, costs associated with, and in support of, the expanding level of business and other factors.
     Operating profit of $43.8 million was more than double the profit of $19.5 million in 2005 and was a $66.4 million improvement over the $22.6 million operating loss in 2002.
     We reversed $21.8 million of the deferred tax valuation allowance to income during 2006. The allowance was initially recorded in 2002 as a result of the then three-year cumulative loss position. As a result of the actual earnings over the prior three years, the projected earnings trend and an analysis of our deferred tax assets, we concluded that it is more probable than not that the existing deferred tax assets will be utilized. This $21.8 million reversal was a non-cash gain that will not repeat in future years as only an immaterial allowance remains on the balance sheet.
     As a result, diluted earnings per share was $2.45 in 2006 compared to $0.92 in 2005 and $0.85 in 2004.
     Our balance sheet strengthened during 2006 as well. The cash balance increased $5.0 million while debt declined $8.2 million in 2006 from year-end 2005 despite making a $26.2 million acquisition in January 2006 and a significant increase in inventories and receivables as a result of the higher level of sales. Cash flow from operations totaled $38.8 million in 2006, an increase of $35.3 million over 2005. The total borrowing costs were reduced and various leverage ratios, including debt to total debt plus equity, also improved during 2006.
RESULTS OF OPERATIONS

(Millions, except for share data)	2006	2005	2004
Net sales	$763.1	$541.3	$496.3
Operating profit	43.8	19.5	25.0
Income before income taxes	39.7	13.1	16.7
Net income	49.6	17.8	15.5
Diluted E.P.S.	2.45	0.92	0.85
     Sales of $763.1 million in 2006 were 41% higher than sales of $541.3 million in 2005 while sales in 2005 were 9% higher than sales in 2004. Sales have grown over the comparable quarter in the prior year for 16 consecutive quarters and sales in each quarter of 2006 and 2005 were higher than the preceding quarter.
     Domestic sales increased 38% while international sales increased 47% in 2006 over 2005. The growth in international sales came from Asia (largely China) and Western Europe. Domestic and international sales both improved 9% in 2005 over 2004.
     The sales growth in 2006 and 2005 was across the majority of our key markets. Sales into the data storage market grew 40% in 2006 after growing 30% in 2005 while sales into the telecommunications and computer market increased 49% in 2006 after improving modestly in 2005, primarily in the second half of that year. Portions of the improvement in these two markets were due to the increasing demand for consumer electronic products, including cell phones, MP3 players, gaming systems and PDAs. The drive toward higher power and increased miniaturization in these devices may result in the increased demand for our higher performing materials.
     Automotive electronics market sales improved 37% in 2006 after declining 10% in 2005. Sales for defense applications improved in the second half of 2006 after softening in 2005 and the first half of 2006. Sales into the medical market, while still relatively small, grew 79% in 2006 and 63% in 2005 over the respective prior periods.
     One of our subsidiaries, Williams Advanced Materials Inc. (WAM), acquired three small businesses between the second quarter 2005 and the first quarter 2006. The acquired businesses contributed $29.5 million to the sales increase in 2006 over 2005 and $4.9 million of the increase in sales in 2005 over 2004. These operations offer complementary products and services that have helped create additional market opportunities for WAM’s existing materials.
     The development of new products and applications into existing and/or emerging markets has also been a key part of the sales growth in 2006 and 2005. A portion of the sales growth in each of our main businesses was due to new products or applications.
     Sales are affected by metal prices as changes in precious metal and a portion of the changes in base metal prices, primarily copper, are passed on to our customers. Metal prices increased significantly in the first half of 2006 and on average were higher throughout 2006 compared to 2005. Average metal prices were also higher in 2005 than in 2004. We estimate that the higher metal prices accounted for $72.0 million, or 32%, of the $221.8 million growth in 2006 sales and $9.9 million of the $45.0 million growth in 2005 sales.

     Gross margin was $162.2 million, or 21% of sales in 2006, $110.2 million, or 20% of sales, in 2005 and $111.1 million, or 22% of sales, in 2004. The higher volumes generated an estimated $58.2 million of additional margin in 2006 over 2005. The change in product mix was favorable in that sales of products that generate higher margins increased more than sales of lower margin products. Margins were reduced in the first three quarters of 2006 by the increased cost of raw materials, primarily copper and nickel, which could not be passed through to the customer. Improvements in our pricing structure helped to mitigate the impact of the higher metal costs in the fourth quarter 2006. Manufacturing yields and performance also improved at various facilities. Manufacturing overhead costs increased $10.0 million in 2006, with the WAM acquisitions accounting for $8.5 million of this increase.
     The gross margin declined slightly in 2005 from 2004, as the benefits from the higher sales volume were more than offset by the impact of the increased cost of copper and an unfavorable product mix shift. The cost of copper increased throughout 2005 and the higher cost that could not be passed through to customers in all cases reduced margins by approximately $2.7 million compared to 2004. The cost of other commodities, including nickel, was higher in 2005 than in 2004 as well. The change in product mix was unfavorable in that sales of products that generate lower margins increased more than the higher margin products. Manufacturing overhead expenses were slightly lower in 2005 than 2004.
     Selling, general and administrative expenses (SG&A) were $111.0 million in 2006 (15% of sales), $78.5 million in 2005 (14% of sales), and $77.3 million (16% of sales) in 2004. The increase in SG&A expense was due to a combination of our efforts to invest in and support the growth of the business, increased compensation costs (including pension and other retirement plans, stock-based compensation and incentive compensation) and higher corporate administrative expenses.
     The three businesses acquired by WAM in 2006 and 2005 added $4.9 million to SG&A expense in 2006 compared to 2005 and $1.4 million in 2005 over 2004. Overseas expenses incurred by Brush International, Inc., a wholly owned subsidiary, were $1.2 million higher in 2006 than 2005 and $1.8 million higher in 2005 than 2004 due to increased efforts to penetrate the Asian and European markets. New subsidiaries and overseas selling and marketing offices created by WAM added $0.7 million in expenses in 2006. Domestic selling and marketing costs grew in 2006 and 2005 in order to support the double-digit sales growth, while various sales-related expenses, including commissions, also have grown in 2005 and 2006.
     Incentive compensation expense was $15.5 million higher in 2006 than in 2005 and $8.5 million lower in 2005 than in 2004. The changes in the annual expense are caused by the performance of the individual businesses relative to their plans’ objectives. The higher cost in 2006 resulted from the significant improvement in the current year operating profit as well as from the increase in the price of our common shares as the payouts under certain employee compensation plans are share-based.
     Included within SG&A expenses were compensation costs of $0.6 million in 2006 associated with outstanding unvested stock options and stock appreciation rights. Effective January 1, 2006, Statement No. 123 (Revised 2004), “Share-Based Payments” requires that all share-based payments be measured at fair value and charged to income over the vesting period. In previous periods, we had adopted the disclosure only provisions of Statement No. 123 and therefore there was no comparable recorded expense. We used the modified prospective implementation method and, as such, the prior period results were not restated. See Note K to the Consolidated Financial Statements for further information on the share-based compensation plans.
     Expenses for the U.S. defined benefit pension plan and certain other domestic retirement plans were $2.6 million higher in 2006 than in 2005. The major causes for the higher expense in 2006 were the impact of a remeasurement of the defined benefit plan in 2005 resulting from a plan amendment, the impact of the revision to various plan valuation assumptions for 2006, the actual performance of the plan and other factors. This increased cost was charged primarily against SG&A expenses in 2006, although a portion of the cost was included in cost of sales and a much smaller portion in research and development expenses. The comparable expense in 2005 was $0.4 million higher than in 2004.
     Other corporate administrative expenses increased by $1.9 million in 2006 over 2005. The causes for this increase include higher environmental, health and safety expenses, information technology costs and legal costs. The higher legal cost resulted in part from the cost of the legal action against our former insurers (see Note J to the Consolidated Financial Statements). Corporate administrative expenses in 2005 were $4.0 million higher than in 2004 due to a combination of factors, including $0.7 million for additional Sarbanes-Oxley Section 404 compliance-related costs and $2.0 million for higher corporate legal expenses partially as a result of a one-time favorable adjustment in the legal reserves in 2004.
     Research and development expenses (R&D) were $4.2 million in 2006, $5.0 million in 2005 and $4.5 million in 2004. R&D expenses were less than 1% of sales in each of the last three years. In the fourth quarter 2006, Specialty Engineered Alloys consolidated its R&D laboratory that was in Cleveland, Ohio into the existing laboratory in Elmore, Ohio in order to improve efficiencies and response times. R&D efforts are focused on developing new products and applications as well as continuing improvements in our existing products.
     Other-net expense for each of the last three years is summarized in the following table:

	Income (expense)
(Millions)	2006	2005	2004
Foreign exchange gains (losses)	$1.4	$(1.1)	$(1.8)
Directors’ deferred compensation	(1.3)	0.2	(0.4)
Metal consignment fees	(2.1)	(1.3)	(1.3)
Derivative ineffectiveness	0.2	0.8	(0.4)
Debt prepayment costs	—	(4.4)	—
Other items	(1.4)	(1.5)	(0.4)

Total	$(3.2)	$(7.3)	$(4.3)

Management’s Discussion and Analysis
     Foreign currency exchange gains and losses result from movements in value of the U.S. dollar against the euro, yen and sterling and the maturity of hedge contracts. The gains in 2006 were caused by the dollar being stronger on average versus these currencies and helped to offset the negative impact of the translation of our foreign currency denominated sales. The income or expense on the directors’ deferred compensation plan is a function of the outstanding shares in the plan and movements in the market price of our stock. In 2006 and 2004, the share price increased, which increased our liability to the plan and created a higher expense. In 2005, the share price declined which reduced our liability to the plan and generated income. Metal financing fees were higher in 2006 due to an increase in the quantity and price of the metals held on consignment. Derivative ineffectiveness represents changes in the fair value of a derivative financial instrument that does not qualify for the favorable hedge accounting treatment. The debt prepayment cost of $4.4 million in 2005 included the penalty and write-off of associated deferred financing costs as a result of the prepayment of $30.0 million of subordinated debt in the fourth quarter and $18.6 million of term notes in the first quarter 2005.
     Other-net expense also includes bad debt expense, cash discounts, gains and losses on the sale of fixed assets and other non-operating items.
     Operating profit was $43.8 million in 2006, an improvement of $24.3 million over the $19.5 million of profit earned in 2005. The higher profit resulted from the margin earned on the higher sales volume and from an improved product mix reduced in part by higher manufacturing overhead and SG&A expenses. The 2005 operating profit was $5.5 million lower than the profit of $25.0 million generated in 2004. The higher cost of copper, the unfavorable changes in product mix, the slightly higher SG&A expenses and the debt prepayment charge more than offset the margin benefit of the higher sales volumes in that year.
     Interest expense was $4.1 million in 2006, $6.4 million in 2005 and $8.4 million in 2004. The lower expense in 2006 was largely due to a lower effective borrowing rate. The high rate $30.0 million subordinated debt was paid off in December 2005 with a combination of excess cash and borrowings under the lower rate revolving credit agreement. The decline in interest expense in 2005 resulted from a reduction in the average level of debt outstanding, as the average borrowing rate was higher in 2005 than in 2004. The declining interest expense also resulted from lower amortization of deferred financing costs each year. The amortization expense was $0.5 million in 2006, $1.1 million in 2005 and $1.5 million in 2004.
     Income before income taxes was $39.7 million in 2006, an improvement of $26.6 million over 2005 while the income before income taxes of $13.1 million in 2005 was $3.6 million lower than 2004.
     The income tax expense (benefit) for 2006, 2005 and 2004, including the movement in the deferred tax valuation allowance, is summarized as follows:

	Expense (benefit)
(Millions)	2006	2005	2004
Tax prior to valuation allowance	$11.9	$3.4	$10.4
Deferred tax valuation allowance	(21.8)	(8.1)	(9.3)

Total tax expense (benefit)	$(9.9)	$(4.7)	$1.1

     In calculating the tax expense prior to movements in the valuation allowance, the effects of foreign source income and percentage depletion were major causes of the differences between the effective and statutory rates for all three years. In 2004, the effects of terminating the company-owned life insurance program also increased the effective rate. See Note O to the Consolidated Financial Statements for a reconciliation of the statutory and effective tax rates.
     The existing valuation allowance was reduced for the use of deferred tax assets in 2004 and 2005. In 2005, in addition to reducing the valuation allowance $2.2 million for the use of net operating losses, we also reduced the valuation allowance by $5.9 million as, based upon the earnings trend at that time as well as various projections, we determined that it was more likely than not that we would utilize this additional portion of our deferred tax assets in future periods.
     In 2006, as a result of the improved actual and projected earnings and the actual and projected use of deferred tax assets, we determined it was more likely than not that substantially all of the deferred tax assets would be utilized and we reversed $21.8 million of the valuation allowance through the income tax provision. The only portion of the valuation allowance that remains as of December 31, 2006 is $0.3 million associated with our U.K. subsidiary. The valuation allowance did not affect taxes for state, local and certain foreign jurisdictions in any of the three years presented. The tax expense also included minor amounts for the alternative minimum tax in each of the three years presented.
     As a result, net income was $49.6 million, or $2.45 per share, in 2006, $17.8 million, or $0.92 per share, in 2005 and $15.5 million, or $0.85 per share, in 2004.
     The movement in the deferred tax valuation allowance had a significant impact on net income and earnings per share in each of the last three years, making it difficult to assess changes in net income caused by operations. However, the initial recording of the allowance and the reversal of all but an immaterial portion of the allowance had no bearing on cash flow, the ultimate usage of our deferred tax assets or other aspects of our business over this time period. Since the recording of the valuation allowance did not represent an actual loss, we believe it is appropriate to compare net income and diluted net income per share excluding the beneficial effect of the reversal of the valuation allowance. These non-GAAP measures allow for a comparison of net income and diluted earnings per share had the valuation allowance not been recorded in the first place.

(Millions, except for per share data)	2006	2005	2004
Net income, as reported	$49.6	$17.8	$15.5
Deferred tax valuation allowance	(21.8)	(8.1)	(9.3)

Net income, excluding deferred tax valuation allowance (non-GAAP)	$27.8	$9.7	$6.2

Diluted earnings per share, as reported	$2.45	$0.92	$0.85
Earnings per share impact of deferred tax valuation allowance (non-GAAP)	(1.07)	(0.42)	(0.51)

Diluted earnings per share excluding deferred tax valuation allowance (non-GAAP)	$1.38	$0.50	$0.34

Segment Disclosures
     Previously, we aggregated our businesses into two reportable segments. The Metal Systems Group included Alloy Products, Beryllium Products and Technical Materials, Inc. (TMI) and the Microelectronics Group included WAM and Electronic Products. Beginning with year-end 2006, we will report our four largest operating segments separately. WAM and its subsidiaries are reported as Advanced Material Technologies and Services. Alloy Products, including Brush Resources Inc., is reported as Specialty Engineered Alloys. Beryllium Products is now known as Beryllium and Beryllium Composites while TMI is reported as Engineered Material Systems.
     In addition, Brush Ceramic Products Inc., a wholly owned subsidiary that previously was part of Electronic Products, has been merged into the Beryllium Products operating segment and is part of the Beryllium and Beryllium Composites reporting segment. Brush Ceramic Products is a small operation that is under common management with and has similar operating concerns as Beryllium Products. The remaining portions of Electronic Products, due to their immateriality and in compliance with the quantitative thresholds of Statement No. 131, are now included in the All Other column of our segment reporting. The All Other column also includes our parent company expenses, other corporate charges and the operating results of BEM Services, Inc., a wholly owned subsidiary that provides administrative and financial oversight services to our other businesses on a cost-plus basis.
     With the appointment of our new chief executive officer in 2006, we believe these changes to our segment reporting are consistent with how the Company is currently being managed and will provide greater insight to the operating results of our businesses. Prior-year data has been re-cast to be consistent with the 2006 reporting format.
Advanced Material Technologies and Services

(Millions)	2006	2005	2004
Net sales	$343.4	$209.5	$165.7
Operating profit	30.5	20.4	18.8
     Advanced Material Technologies and Services manufactures precious, non-precious and specialty metal products, including vapor deposition targets, frame lid assemblies, clad and precious metal preforms, high temperature braze materials, ultra-fine wire and specialty inorganic materials. Major markets for these products include data storage, medical and the wireless, semiconductor, photonic and hybrid sectors of the microelectronics market. An in-house refinery allows for the reclaim of precious metals from internally generated or customers’ scrap, and metal cleaning operations. Due to the high cost of precious metal products, we emphasize quality, delivery performance and customer service in order to attract and maintain applications. This segment has domestic facilities in New York, California and Wisconsin and international facilities in Asia and Europe.
     Advanced Material Technologies and Services’ sales have grown significantly in each of the last two years. Sales of $343.4 million in 2006 were 64% higher than sales of $209.5 million in 2005 while sales in 2005 were 26% higher than in 2004. We adjust our selling prices daily to reflect the current cost of the precious and non-precious metals sold. The cost of the metal is generally a pass-through to the customer and we generate a margin on our fabrication efforts irrespective of the type or cost of the metal used in a given application. Therefore, the cost and mix of metals sold will affect sales but not necessarily the margins generated by those sales. Metal prices increased on average in both 2006 and 2005 as compared to the respective prior year and the metal content increased as a percent of sales in both years as well, meaning that the underlying volume growth was less than the growth in the dollar value of sales. The higher metal prices increased sales by $44.2 million in 2006 over 2005 and $6.1 million in 2005 over 2004.
     Sales of vapor deposition targets grew in each of the last two years largely due to strong demand from the data storage market. Applications for giant magnetic resistance film materials were strong in both 2006 and 2005. Demand from the wireless and photonic segment of the microelectronics market for a variety of products, including targets, frame lids and wire, continued to improve in 2006 and 2005 over the respective prior years.
     In the first quarter 2006, our wholly-owned subsidiary, WAM, acquired CERAC, incorporated, a manufacturer of physical vapor deposition materials that serve a variety of industries. This acquisition followed two smaller ones in 2005. In the second quarter 2005, we acquired OMC Scientific Limited (OMC), which provides physical vapor deposition material cleaning and reconditioning services to customers in Europe. In the fourth quarter 2005, we acquired Thin Film Technology, Inc. (TFT), which manufactures precision optical coatings, thin film circuits and coatings and other products. These acquisitions serve to expand our capabilities and add further breadth to the existing product offerings. Prior to the acquisitions, we had a supplier or customer relationship with each of these businesses. The three acquired businesses accounted for approximately 22 percentage points of Advanced Material Technologies and Services’ sales growth in 2006 and 11 percentage points of the sales growth in 2005 over 2004.
     Advanced Material Technologies and Services’ sales growth in both 2006 and 2005 is partially due to new product development, including materials for advanced semiconductor technologies. We are also offering products that support the emerging perpendicular magnetic recording technology in the data storage market, which, when fully realized, is designed to allow for a ten-fold increase in the amount of data that can be stored on the same size disk. Sales from the Brewster, New York facility

Management’s Discussion and Analysis
for this new application, primarily ruthenium-based materials, contributed to the growth in sales in 2006 and are potentially a large growth platform for 2007.
     We recently established sales and marketing offices in Korea and Japan, which along with the Taiwanese operation created in 2003, are designed to take advantage of the growth opportunities in Asia for Advanced Material Technologies and Services. As of early first quarter 2007, we were in the process of establishing an operation in the Republic of China.
     Gross margins generated by Advanced Material Technologies and Services totaled $65.8 million (19% of sales) in 2006, $41.6 million (20% of sales) in 2005 and $37.7 million (23% of sales) in 2004. The higher metal price in sales without a commensurate flow through to margins has the effect of lowering the margin as a percent of sales in 2006 and 2005. The higher sales volumes generated approximately $31.3 million in additional margins in 2006 over 2005, while the change in product mix had an immaterial impact on the segment’s gross margin in 2006. The higher sales volumes were the main cause for the margin improvement in 2005, while the change in product mix effect that year was unfavorable. Manufacturing overhead costs increased $6.4 million in 2006 over 2005 after increasing $1.9 million in 2005 over 2004. Overhead expenses incurred by the acquisitions accounted for the majority of the increase in both years, while new product development efforts added to the total expenses as well.
     SG&A, R&D and other-net expenses from Advanced Material Technologies and Services were $35.3 million in 2006, $21.2 million in 2005 and $18.9 million in 2004. Expenses were 10% of sales in 2006 and 2005 and 11% of sales in 2004. SG&A expenses increased at the Buffalo and Brewster, New York facilities in order to support the sales growth and to develop new applications. Administrative costs were higher due to the expanding organizational structure. The incremental expenses incurred by the three acquisitions totaled $4.9 million in 2006 and $1.4 million in 2005 while the newly created overseas operations added $0.7 million to expenses in 2006. Incentive compensation expense was $1.8 million higher in 2006 than 2005 and $0.3 million lower in 2005 than in 2004. Amortization of intangible assets from the acquisitions increased expenses $0.7 million in 2006. Metal financing fees were $0.7 million higher in 2006 than in 2005 due to a combination of higher metal prices and an increased quantity of metal on hand. The fee was relatively unchanged in 2005 from 2004. Legal costs contributed to the higher expense in both 2006 and 2005.
     Operating profit from Advanced Material Technologies and Services was $30.5 million in 2006, an improvement of $10.1 million over the operating profit of $20.4 million in 2005. Profit in 2005 was 9% higher than the profit of $18.8 million in 2004.
Specialty Engineered Alloys

(Millions)	2006	2005	2004
Net sales	$275.6	$213.8	$207.6
Operating profit (loss)	7.9	(5.4)	(5.2)
     Specialty Engineered Alloys manufactures and sells three main product families:
      Strip products, the larger of the product families, include thin gauge precision strip and thin diameter rod and wire. These copper and nickel beryllium alloys provide a combination of high conductivity, high reliability and formability for use as connectors, contacts, switches, relays and shielding. Major markets for strip products include telecommunications and computer, automotive electronics and appliances;
      Bulk products are copper and nickel-based alloys manufactured in plate, rod, bar, tube and other customized forms that, depending upon the application, may provide superior strength, corrosion or wear resistance or thermal conductivity. The majority of bulk products contain beryllium. Applications for bulk products include plastic mold tooling, bearings, bushings, welding rods, oil and gas drilling components and telecommunications housing equipment; and,
      Beryllium hydroxide is produced by Brush Resources Inc., a wholly owned subsidiary, at its milling operations in Utah from its bertrandite mine and purchased beryl ore. The hydroxide is used primarily as a raw material input for strip and bulk products as well as by the Beryllium and Beryllium Composites segment. External sales of hydroxide from the Utah operations were less than 3% of Specialty Engineered Alloys’ total sales in each of the three most recent years.
     Strip and bulk products are manufactured at facilities in Ohio and Pennsylvania and are distributed worldwide through a network of company-owned service centers and outside distributors and agents.
     Sales from Specialty Engineered Alloys were $275.6 million in 2006, a growth rate of 29% over sales of $213.8 million in 2005. Sales in 2005 were 3% higher than sales in 2004. Sales of both strip and bulk products increased in 2006 while the growth in sales in 2005 was due to bulk products as strip product sales declined in that year.
     The change in volumes was less than the growth in sales value due to the impact of the higher metal prices in sales in both 2006 and 2005. Strip product shipment volumes grew 6% in 2006 after declining 4% in 2005. Shipments of the higher beryllium-containing strip product and thin diameter rod and wire products increased in 2006 after declining in 2005. Shipments of the lower beryllium-containing alloy strip products, after being flat in 2005, declined in 2006. Bulk product shipment volumes grew 16% in 2006 over 2005 and 9% in 2005 over 2004. Shipments of traditional beryllium-containing alloys and the new non-beryllium-containing alloys increased in both years.
     Sales of Specialty Engineered Alloys into the telecommunications and computer market increased 43% in 2006 over 2005 after declining 13% in 2005 from 2004. Automotive electronic market sales grew by a modest amount in 2006 after declining slightly in 2005; the outlook as of early 2007 for the automotive market is flat to down. Aerospace sales increased significantly in 2006 after growing modestly in the prior year. Non-beryllium-containing alloy sales into the heavy equipment market contributed to the sales increase in both 2006 and 2005. Industrial components market sales also increased in 2006 and 2005 as the higher energy prices have helped spur demand for our products from oil and gas applications. Sales into the appliance market, after growing 33% in 2005, were relatively unchanged in 2006 compared to 2005.

     Specialty Engineered Alloys generated a gross margin of $65.9 million in 2006, an increase of $22.8 million over the gross margin of $43.1 million in 2005. The gross margin also improved from 20% of sales in 2005 to 24% of sales in 2006. The segment’s gross margin was $47.2 million, or 23% of sales, in 2004. The higher sales volume in 2006 generated an estimated $18.2 million of margin over 2005 while the change in product mix also improved margins in 2006, primarily due to the growth in higher beryllium-containing strip and thin diameter rod and wire sales. An improvement in manufacturing yields also contributed to the margin growth in 2006. The benefits of the higher volume in 2005 over 2004 were more than offset by an unfavorable change in the product mix. Yields improved slightly in 2005 as compared to 2004.
     The cost of raw materials used by Specialty Engineered Alloys increased significantly in 2006 and 2005. The price of copper reached an all-time high in the first half of 2006. In the second half of 2006, we increased the proportion of these sales subject to a copper price pass-through and the improved pricing helped to increase margins. The higher copper cost that could not be passed through to customers reduced margins by an estimated $1.8 million in 2006 as compared to 2005 and $1.9 million in 2005 as compared to 2004.
     Total SG&A, R&D and net-other expenses were $57.9 million in 2006, an increase of $9.5 million over 2005. Expenses in 2005 were $4.0 million lower than in 2004. Sales and marketing expenses increased in 2006 in order to support the higher level of sales in 2006. Incentive compensation was $5.5 million higher in 2006 than in 2005 after declining $3.4 million in 2005 from 2004. One-time costs associated with the closure of the New Jersey service center added $1.1 million to SG&A expenses in 2006. Corporate charges increased in 2006 over 2005 and decreased in 2005 from 2004. Foreign exchange gains in 2006 reduced the total expenses in 2006 compared to exchange losses in 2005 and 2004.
     Operating profit from Specialty Engineered Alloys was $7.9 million in 2006, an improvement of $13.3 million over the operating loss of $5.4 million in 2005. Specialty Engineered Alloys recorded an operating loss of $5.2 million in 2004.
Beryllium and Beryllium Composites

(Millions)	2006	2005	2004
Net sales	$57.6	$53.1	$52.5
Operating profit	7.4	9.8	8.0
     Beryllium and Beryllium Composites manufactures beryllium-based metals and metal matrix composites in rod, tube, sheet, foil and a variety of customized forms at the Elmore, Ohio and Fremont, California facilities. These materials are used in applications that require high stiffness and/or low density and they tend to be premium priced due to their unique combination of properties. This segment also manufactures beryllia ceramics through our wholly owned subsidiary Brush Ceramic Products in Tucson, Arizona. Defense and government-related applications, including aerospace, is the largest market for Beryllium and Beryllium Composites, while other markets served include medical, telecommunications and computer, electronics (including acoustics), optical scanning and automotive.
     Sales from Beryllium and Beryllium Composites during the 2004 to 2006 timeframe included shipments under two distinct, non-repeating programs – the James Webb Space Telescope (JWST) for NASA and the Joint European Torus (JET), a nuclear fusion reactor. A summary of the segment sales for these two projects and all other customers is as follows:

(Millions)	2006	2005	2004
JWST	$2 8	$12 1	$5 9
JET	5 9	—	—
All other	48 9	41 0	46 6

Total net sales	$57 6	$53 1	$52 5

     The initial material supply contract for the JWST was completed in the second quarter 2005, with smaller shipments for other aspects of the project made in subsequent periods. The JET program started in the second half of 2006 with a minor portion remaining and scheduled to be shipped in 2007.
     Total Beryllium and Beryllium Composites sales grew 8% in 2006 and 1% in 2005 over the respective prior year. Sales to all customers excluding the JWST and JET grew 19% in 2006 after declining 12% in 2005. Sales for defense platforms, mainly aerospace and missile systems, improved in the second half of 2006 after slowing down in 2005 and early 2006 due to government budget revisions that had diverted funds away from these types of applications. Orders for defense-related applications remained strong in early 2007. Sales to the medical market, including x-ray window applications, also improved in 2006 after softening slightly in 2005. Sales to the electronics market for acoustic components, a smaller application, had a modest impact on the current year sales growth. Shipments from the Fremont facility established a record high in 2006.
     The gross margin on sales of Beryllium and Beryllium Composites was $18.7 million (32% of sales) in 2006, $19.0 million (36% of sales) in 2005 and $17.4 million (33% of sales) in 2004. The majority of the margin benefit from the higher sales volume in 2006 was offset by an unfavorable change in the product mix in 2006 as compared to 2005. The unfavorable mix was due to a combination of the lower volume of JWST shipments in 2006 as well as a growth in sales of the lower margin-generating composite materials. In 2005, the higher sales volume generated an estimated $0.3 million in margin while the change in product mix was a favorable $1.2 million. Manufacturing overhead costs were $1.1 million higher in 2006 than 2005 after being relatively unchanged in 2005 compared to 2004.
     SG&A, R&D and other net expenses were $11.3 million (20% of sales) in 2006, $9.1 million (17% of sales) in 2005 and $9.4 million (18% of sales) in 2004. SG&A costs increased in 2006 partially due to investing in people and processes that are designed to improve the timing, coordination and efficiency of the entire order fulfillment process, from application design to order placement to shipment and billing. Legal costs were also higher in 2006 than 2005 as were incentive compensation and commission expenses.
     Operating profit from Beryllium and Beryllium Composites was $7.4 million in 2006, $9.8 million in 2005 and $8.0 million in 2004. Profit as a percent of sales was 13% in 2006, 19% in 2005 and 15% in 2004.

Management’s Discussion and Analysis
Engineered Material Systems

(Millions)	2006	2005	2004
Net sales	$68.7	$50.0	$53.6
Operating profit	2.7	0.7	1.9
     Engineered Material Systems include clad inlay and overlay metals, precious and base metal electroplated systems, electron beam welded systems, contour profiled systems and solder-coated metal systems. These specialty strip metal products provide a variety of thermal, electrical or mechanical properties from a surface area or particular section of the material. Our cladding and plating capabilities allow for a precious metal or brazing alloy to be applied to a base metal only where it is needed, reducing the material cost to the customer as well as providing design flexibility. Major applications for these products include connectors, contacts and semiconductors. The largest markets for Engineered Material Systems are automotive and telecommunications and computer electronics, while the energy and defense and medical electronic markets offer further growth opportunities. Engineered Material Systems are manufactured at our Lincoln, Rhode Island facility.
     Engineered Material Systems’ sales of $68.7 million in 2006 improved $18.7 million, or 38%, over sales of $50.0 million in 2005. Sales in 2005 were 7% lower than in 2004. The inlay and plating product lines, which showed the largest declines in 2005, were responsible for the majority of the growth in 2006. Demand from the telecommunications and computer and automotive markets improved during 2006; demand from both of these markets, particularly automotive, was softer in 2005. The domestic automotive electronics market demand weakened in the fourth quarter 2006, although this weakness was partially offset by improvements in overseas applications. We believe this automotive electronics market may soften for these products in the first half of 2007.
     The development of new products and applications has also contributed to sales growth for Engineered Material Systems. Materials for disk drive arm applications in computers in particular have grown over the last two years. We continued our development work on new applications for fuses and switches and are pursuing various new applications in the energy and medical markets. We also are developing programs and implementing marketing strategies overseas in order to capture transplant automotive business and further develop micro-motor and other applications in the Asian market.
     Gross margin on Engineered Material Systems’ sales totaled $11.3 million in 2006, an improvement of $4.7 million from 2005, while the gross margin of $6.6 million in 2005 was $2.7 million lower than the margin earned in 2004. The major cause for the changes in gross margin in both years was the change in sales. The margin as a percent of sales improved in 2006 over 2005 after declining in 2005 from 2004. The change in product mix, which was unfavorable in 2005, improved during 2006. Margins were reduced in 2005 by manufacturing inefficiencies and lower yields associated with the development of disk drive arm applications. These inefficiencies and yields improved in early 2006. Manufacturing overhead increased $1.9 million in 2006 over 2005 due to higher manpower and utility costs and in support of the increased production volumes. Manufacturing overhead costs declined $0.5 million in 2005 from 2004.
     SG&A, R&D and other-net expenses from Engineered Material Systems were $2.6 million higher in 2006 than in 2005 while these expenses were $1.5 million lower in 2005 than in 2004. Incentive compensation accounted for approximately $1.0 million of the increase in 2006 while cost allocations from the corporate office were $0.5 million higher. The balance of the higher expense in 2006 was due to increased costs to support the higher level of sales and additional marketing and administrative costs to develop new applications and markets, including overseas. Expenses were lower in 2005 than in 2004 primarily due to differences in incentive compensation expense and corporate allocations.
     Engineered Material Systems’ operating profit was $2.7 million (4% of sales) in 2006, $0.7 million (1% of sales) in 2005 and $1.9 million (3% of sales) in 2004.
International Sales and Operations
     We operate in worldwide markets and our international customer base continues to expand due to the development of various foreign nations’ economies and the relocation of U.S. businesses overseas. Our international operations are designed to provide a cost-effective method of capturing the growing overseas demand for our products. Brush International has service centers in Germany, England, Japan and Singapore that primarily focus on the distribution of Specialty Engineered Alloys while also providing additional local support to portions of our other businesses. Advanced Material Technologies and Services has operations in Singapore, Taiwan, the Philippines and Ireland. We also have branch sales offices in various countries, including the Republic of China, Korea and Taiwan, and we utilize an established network of independent distributors and agents throughout the world. Total international sales, including sales from international operations as well as direct exports from the U.S., were as follows:

(Millions)	2006	2005	2004
From international operations	$178.3	$132.8	$119.8
Exports from U.S. operations	85.1	46.3	44.3

Total international sales	$263.4	$179.1	$164.1
Percent of total net sales	35%	33%	33%
     The international sales presented in the above table are included in individual segment sales figures previously discussed. The majority of international sales are to the Pacific Rim, Europe and Canada.
     The increase in international sales in both 2006 and 2005 was primarily in Asia although sales to Europe grew both years as well. Asian sales grew 51% in 2006 over 2005; this growth resulted from a combination of additional market penetration, the relocation of U.S. production to overseas locations and increased market share. The acquisition of OMC added to our European sales base beginning in the second quarter 2005. The currency effect on the translation of foreign currency sales was an unfavorable $1.3 million in 2006 compared to 2005 and unfavorable by a negligible amount in 2005 compared to 2004.

     We serve many of the same markets internationally as we do domestically. Telecommunications and computer and automotive electronics are the largest international markets for our products. The appliance market for Specialty Engineered Alloys is a more significant market, primarily in Europe, than it is domestically while government and defense applications are not as prevalent overseas as they are in the U.S. Our market share is smaller in the overseas markets than it is domestically and, given the macroeconomic growth potential for the international economies, including the continued transfer of U.S. business to overseas locations, the international markets may present greater long-term growth opportunities. We believe that a large portion of the long-term international growth will come from Asia and we continue to expand our marketing presence, distributor arrangements and customer relationships there.
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
     The following table summarizes the associated activity with beryllium cases.

	December 31,
	2006		2005		2004
Total cases pending	13		13		12
Total plaintiffs (including spouses)	54		54		56
Number of claims (plaintiffs) filed during period ended	2	(3)	5	(7)	6	(42)
Number of claims (plaintiffs) settled during period ended	1	(2)	1	(1)	6	(10)
Aggregate cost of settlements during period ended (dollars in thousands)	$20		$2		$370
Number of claims (plaintiffs) otherwise dismissed	1	(1)	3	(8)	3	(9)
     Settlement payment and dismissal for a single case may not occur in the same period.
     Additional beryllium claims may arise. Management believes that we have substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to us. Third party plaintiffs (typically employees of customers or contractors) face a lower burden of proof than do employees or former employees, but these cases are generally covered by varying levels of insurance. A reserve was recorded for beryllium litigation of $2.1 million at December 31, 2006, unchanged from December 31, 2005. A receivable was recorded of $2.0 million at December 31, 2006 and $2.2 million at December 31, 2005 from our insurance carriers as recoveries for insured claims. An additional $0.4 million was reserved at December 31, 2006 and 2005 for insolvencies related to claims still outstanding as well as claims for which partial payments have been received.
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
     While we are unable to predict the outcome of the current or future beryllium proceedings, based upon currently known facts and assuming collectibility of insurance, we do not believe that resolution of these proceedings will have a material adverse effect on our financial condition or cash flow. However, our results of operations could be materially affected by unfavorable results in one or more of these cases. As of December 31, 2006, four purported class actions were pending.
     In the third quarter 2006, the court issued a summary judgment in our favor in our lawsuit against our former insurers. We brought this action against them to settle a dispute over how insurance coverage should have been applied to legal defense costs and indemnity payments. The court agreed with our position and awarded us damages of $7.8 million. The damage award is based upon amounts previously paid by us and accrued interest on those payments. The initial award was subsequently increased to $8.8 million as a result of the defendants stipulating to the attorney’s fees incurred in pursuing this action. At this time, we believe the defendants will appeal the ruling and, given the uncertainties around the timing and outcome of the appeal process and the possibility that the damage award may be reduced or reversed upon appeal, we have not recorded the impact of this favorable ruling in our financial statements as of December 31, 2006.
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

Management’s Discussion and Analysis
FINANCIAL POSITION
Working Capital
     Cash flow from operations totaled $38.8 million in 2006 compared to $3.5 million in 2005. Cash flow from operations strengthened significantly late in 2006, totaling $34.4 million in the fourth quarter. The cash balance was $15.6 million at December 31, 2006, an increase of $5.0 million from the balance of $10.6 million at December 31, 2005 as the cash flow from operations and the proceeds from the exercise of employee stock options were more than enough to fund an acquisition and capital expenditures and reduce debt.
     Accounts receivable of $86.5 million at year-end 2006 was 24% higher than the receivable balance of $69.9 million at year-end 2005. This increase was primarily due to the increased sales volumes; sales in the fourth quarter 2006 were 48% higher than sales in the fourth quarter 2005. Accounts receivable did not increase as much as sales due to an improvement in the average collection period. The year-end days sales outstanding (DSO), a measure of how quickly receivables are collected, after adjusting for the unearned revenue effect, improved by approximately 7 days from year-end 2005. Accounts receivable increased by $10.7 million in 2005 as a result of higher sales volumes and a slower DSO.
     Accounts written off to bad debt expense remained relatively minor in 2006 and 2005. The filing for bankruptcy protection in the fourth quarter 2005 by Delphi Corporation, the largest U.S. supplier of automotive parts and a customer of several of our business segments, resulted in an immaterial loss as our credit exposure with Delphi was limited at the time of the bankruptcy filing.
     Inventories totaled $152.0 million at December 31, 2006 compared to $104.1 million at December 31, 2005, an increase of $47.9 million. Inventories also increased $8.8 million during 2005. Inventory turns, a measure of how efficiently inventory is utilized, declined slightly in 2006, primarily in the fourth quarter of the year, after improving during 2005. Inventories increased steadily throughout 2006 in order to support the growing level of sales. Approximately half of the inventory growth in 2005 occurred in the fourth quarter.
     The majority of the inventory increase in 2006 was in Specialty Engineered Alloys and Advanced Material Technologies and Services. Specialty Engineered Alloys’ pounds in inventory were 10% higher at year-end 2006 than year-end 2005 after growing 8% during 2005. The 2006 growth in pounds was due in part to supporting the anticipated sales volumes in the first quarter 2007 while the 2005 inventory growth was due largely to purchases of copper beryllium master alloy from the Defense Logistics Agency during the fourth quarter of that year.
     Advanced Material Technologies and Services maintains the majority of its precious metals on off-balance sheet arrangements. However, a significant portion of the sales growth for this segment in 2006 was in products that use other metals that are owned and not held on consignment, including ruthenium. Inventories of these materials increased in order to support the growth in those sales and as a result of higher unit costs. The acquisition of CERAC also added $3.7 million to inventory in 2006.
     The higher cost of copper, nickel and precious metals increased the value of the inventory on a first-in, first-out (FIFO) basis in each of the last two years; however, this impact was partially offset by the use of the last-in, first-out (LIFO) valuation method for these metals, limiting the impact on the increase in inventory value. The FIFO value of inventory increased $74.7 million in 2006 while the LIFO reserve increased $26.8 million and the net LIFO value only increased $47.9 million. Approximately $24.0 million of the increase in the FIFO value was due to higher raw material prices that were offset by an increase in the LIFO reserve. The LIFO method also results in the current cost, which typically is the higher cost, of materials (as well as other costs) being charged to cost of sales in the current period.
     Prepaid expenses totaled $14.0 million as of December 31, 2006 compared to $14.4 million as of December 31, 2005. Included in prepaid expenses was the fair value of the outstanding foreign exchange derivative contracts totaling $0.6 million as of December 31, 2006, a decline of $0.9 million from December 31, 2005 due to changes in the year-end exchange rates relative to the strike prices in the outstanding contracts. The fair value of copper hedge contracts was $1.9 million as of December 31, 2005; there were no copper hedge contracts outstanding as of December 31, 2006. Other prepaid expenses, which include insurance, property taxes and other manufacturing items, totaled $13.4 million as of year-end 2006 compared to $11.0 million at year-end 2005. Prepaid expenses, including the fair value of derivative financial instruments, increased $6.1 million during 2005.
     Other assets were $13.6 million at year-end 2006 compared to $8.3 million at year-end 2005. The primary cause for this increase was the net change in the value of intangible assets. We acquired $6.8 million of intangible assets in 2006, the majority of which were part of the purchase of CERAC, while the amortization of intangible assets totaled $1.5 million. Other assets declined $6.3 million during 2005 as we wrote off deferred financing costs associated with debt that was prepaid during that year and we reversed out the pension plan prior service cost asset to other comprehensive income (OCI), a component of shareholders’ equity, as a result of a plan amendment. Offsetting a portion of the decline in other assets from these two items in 2005 was the addition of intangible assets from the TFT and OMC acquisitions totaling $2.1 million.
     Accounts payable of $30.7 million at December 31, 2006 was $9.9 million higher than the payable balance as of December 31, 2005 due to the significant increase in the level of business in 2006 and the timing of payments. The accounts payable balance increased $7.6 million during 2005. Accrued salaries and wages were $15.7 million higher at year-end 2006 than year-end 2005 while the year-end 2005 balance was $7.4 million lower than the previous year-end. The changes in the accrued salaries and wages balance in both years were due to changes in the incentive compensation accruals and other related factors. Unearned revenue, which is a liability representing billings to customers in advance of the shipment of product, was $0.3 million as of December 31, 2006, unchanged from the prior year. The unearned revenue liability declined $7.5 million during 2005 due to the completion of shipments under the JWST supply contract.

     Other long-term liabilities of $11.6 million as of year-end 2006 were $3.4 million higher than the $8.2 million balance as of year-end 2005. In 2005, the balance declined $2.6 million. The increase in 2006 was due to higher accruals under long-term management incentive plans. The fair value of the outstanding interest rate swap derivatives declined in both 2006 and 2005 while the environmental remediation reserve declined in 2005 as well. We paid less than $0.1 million for legal settlements related to chronic beryllium disease in 2006 and 2005. We received $0.2 million in each of 2006 and 2005 from our insurance carriers as partial reimbursement for the insured portions of claims paid in the current and prior years (which was credited against other assets).
Depreciation and Amortization
     Depreciation, amortization and depletion was $24.6 million in 2006, $21.7 million in 2005 and $21.2 million in 2004. The increased expense in 2006 is due to the current year capital expenditures and the impact of the three recent acquisitions. Amortization of deferred mine development was $1.2 million in 2004; there was no mine development amortization in either 2006 or 2005 as there was no mining activity due to the amount of available ore previously removed from the pits. Mine development costs are amortized based upon the units-of-production method as ore is extracted from the pits.
Capital Expenditures
     Capital expenditures for property, plant and equipment and mine development totaled $15.5 million in 2006 and $13.8 million in 2005. The majority of the spending in both years was on small infrastructure projects, equipment upgrades and discreet pieces of equipment. Spending at the various facilities within Advanced Material Technologies and Services totaled $6.3 million in 2006 and $4.0 million in 2005. In 2007, we are planning on expanding our Brewster, New York facility and constructing new small facilities in China and the Czech Republic. Spending within Specialty Engineered Alloys totaled $4.5 million in 2006 and $7.1 million in 2005. The 2006 spending included various infrastructure projects at the Elmore, Ohio facility and purchases of mining equipment in Utah in anticipation of increased mining activity in 2007. Spending within Engineered Material Systems and Beryllium and Beryllium Composites in 2006 increased over the prior year. While certain pieces of equipment may have been capacity constrained or operated near their capacity, in general, we had sufficient production capacity to meet the level of demand throughout 2006.
     In addition to the above capital expenditure total, we acquired the stock of CERAC in the first quarter 2006 for $25.7 million, net of cash received. The goodwill from this acquisition totaled $8.6 million, although this may be subject to further valuation changes in the first quarter 2007. In 2005, we acquired the stock of OMC and TFT for a combined cost of $11.5 million in cash, net of cash received. Goodwill from the two acquisitions was valued at $5.2 million.
     In the fourth quarter 2005, Brush Wellman Inc. received a $9.0 million award under the U.S. Department of Defense’s (DOD) Defense Production Act, Title III Program for the design of a new facility for the production of primary beryllium, the feedstock material used to manufacture beryllium metal products. It is anticipated that this phase of the project will take two years to complete. Through year-end 2006, we had invoiced the DOD $3.7 million for reimbursement of costs incurred under this contract, including the development of a business plan and preliminary facility engineering and design work. The incurred costs are not included in the $15.5 million capital expenditure total since the DOD is reimbursing us. The total cost of the facility will be determined by the design phase. The construction and start-up of the facility, which we will own, is anticipated to take an additional two to three years or so and will require additional Title III approval. A portion of the total cost will be borne by us. Since 2000, all of our metallic beryllium requirements have been supplied from materials purchased from the National Defense Stockpile and international vendors. Successful completion of this project will allow for the creation of the only domestic facility capable of producing primary beryllium.
Retirement and Post-employment Benefits
     The liability for the domestic defined benefit pension plan was $21.0 million as of December 31, 2006 and was included in retirement and post-employment obligations on the Consolidated Balance Sheet. This liability was calculated in accordance with Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106 and 132(R)” which we adopted in the fourth quarter 2006. The liability was $27.7 million as of December 31, 2005, with $1.9 million recorded in other accrued expenses and the balance in retirement and post-employment obligations on the Consolidated Balance Sheet.
     The market value of the plan assets was $102.6 million as of December 31, 2006 compared to $94.8 million as of December 31, 2005. The present value of the projected benefit obligation was $123.8 million as of December 31, 2006 and $123.6 million as of December 31, 2005. In the fourth quarter 2006, we reduced the minimum pension liability and recorded a pre-tax benefit to OCI of $9.3 million as a result of the plan performance, changes in plan assumptions, including the discount rate, and the adoption of Statement No. 158.
     The plan assets generated a return of 12.5% in 2006 after earning 6.5% in 2005. Disbursements from the plan assets to the participants totaled $5.2 million in 2006. We contributed $2.4 million to the plan assets in 2006 and $5.0 million in 2005 and anticipate contributing $3.8 million to the plan in 2007. The plan expense was $5.1 million in 2006 and $3.1 million in 2005.
     We annually remeasure the domestic defined benefit plan assets and liabilities at each year end. However, we also remeasured the plan during the second quarter 2005 as a result of a plan amendment that was deemed to be a significant event as defined by Statement No. 87, “Employers’ Accounting for Pensions”. The amendment revised the benefit payout formula for the majority of the plan participants, among other changes. Various assumptions, including the expected rate of return and discount rate, were reviewed and revised at that time as warranted. As a result of the remeasurement, the prior service cost asset of $5.0 million was charged off against OCI while the minimum pension liability increased $6.1 million with the offset also charged against OCI in the second quarter 2005.

Management’s Discussion and Analysis
     Brush International’s subsidiary in Germany has an unfunded retirement plan for its employees. The minimum pension liability for this plan was $5.0 million at December 31, 2006 ($4.1 million as of December 31, 2005) and $1.3 million was charged against OCI as of December 31, 2006 ($ 1.4 million as of December 31, 2005).
     A portion of our retirees and current employees are eligible to participate in a retiree medical benefit plan. The liability for this plan, which is unfunded, was $31.4 million at December 31, 2006 and $34.8 million at December 31, 2005. The plan expense was $2.2 million in 2006 and $2.5 million in 2005. In the fourth quarter 2006, the liability was reduced and a pre-tax benefit of $2.2 million was recorded against OCI as a result of the adoption of Statement No. 158.
Common Stock
     We received $13.6 million for the exercise of approximately 841,000 stock options in 2006 compared to $0.4 million for the exercise of approximately 30,000 stock options in 2005. The increased exercises in 2006 were largely due to the market price for our common stock on average being higher relative to the strike price of the vested outstanding options in 2006 than in 2005.
     We did not pay any dividends in 2005 or 2006. We have no current intention to declare dividends on our common shares in the near term. Our current policy is to retain all funds and earnings for the use in the operation and expansion of our business.
Debt and Off-balance Sheet Obligations
     Total debt was $49.0 million at year-end 2006, a reduction of $8.2 million since year-end 2005. Debt declined despite borrowing $26.2 million to purchase CERAC in January 2006. Short-term debt totaled $28.1 million as of December 31, 2006 and included $15.0 million of gold-denominated debt and $5.2 million of foreign currency denominated debt designed as hedges against assets similarly denominated. The value of the outstanding gold debt increased during 2006 due to the higher price of gold. Short-term borrowings under the revolving credit agreement totaled $7.9 million. Total short-term debt increased $4.4 million during 2006. Long-term debt of $20.9 million declined $12.6 million during 2006 and included borrowings under the revolving credit agreement and three other variable rate instruments. Long-term debt repayments scheduled for 2007 totaled $0.6 million and were classified on the Consolidated Balance Sheet accordingly. See Note F to the Consolidated Financial Statements.
     During the fourth quarter 2005, we repaid $30.0 million of subordinated debt with a combination of excess cash and proceeds from borrowings under the revolving credit agreement. The borrowing rate on the revolving credit agreement was significantly lower than the borrowing rate on the subordinated debt. As a result of the repayment, we wrote off the associated remaining unamortized deferred financing costs of $2.2 million and paid a prepayment penalty of $1.6 million. During the first quarter 2005, we repaid the $18.6 million term notes. Only $2.9 million of these notes were due to be repaid in 2005, but we repaid the notes early due to our cash position. We retain the ability to re-borrow these funds under the revolving credit agreement in accordance with the term loans’ original amortization schedules. Deferred financing costs of $0.6 million associated with the term loans were written off in the first quarter 2005. Total debt was reduced by $15.3 million during 2005.
     Also during the fourth quarter 2005, we renegotiated our revolving credit agreement to increase the borrowing capacity to $125.0 million and to modify various financial covenants, including the level of allowable acquisitions. The revolving credit agreement was amended again in the fourth quarter 2006 to allow certain transactions. We were in compliance with all of our debt covenants as of December 31, 2006.
     We have an off-balance sheet operating lease with a notional value of $9.9 million as of December 31, 2006 that finances a building at the Elmore facility. Annual payments under this lease are $2.3 million. See Note G to the Consolidated Financial Statements for further leasing details.
     We maintain the majority of our precious metal inventories on a consignment basis in order to reduce our metal price exposure. See Market Risk Disclosures in this Management’s Discussion and Analysis. The notional value of this off-balance sheet inventory was $62.2 million at December 31, 2006 compared to $43.7 million at December 31, 2005. Approximately $12.5 million of the $18.5 million increase in value was due to higher metal prices at year-end 2006 compared to year-end 2005. The remaining portion of the increase was due to additional ounces on hand to support the increase in Advanced Material Technologies and Services’ business volume and changes in product mix.
Contractual Obligations
     A summary of payments to be made under long-term debt agreements and operating leases, pension plan contributions and material purchase commitments by year is as follows:

						There-
(Millions)	2007	2008	2009	2010	2011	after	Total
Long-term debt	$0.6	$0.6	$10.6	$—	$0.1	$9.0	$20.9
Building lease	2.3	2.3	2.3	2.3	2.5	—	11.7
Other operating lease payments	3.7	3.6	3.0	2.2	1.6	14.0	28.1

Subtotal non- cancelable leases	6.0	5.9	5.3	4.5	4.1	14.0	39.8
Pension plan contributions	3.8	—	—	—	—	—	3.8
Purchase commitments	7.7	7.4	—	—	—	—	15.1

Total	$18.1	$13.9	$15.9	$4.5	$4.2	$23.0	$79.6

     The revolving credit agreement matures in 2009. We anticipate that a new debt agreement will be negotiated prior to the maturation of this agreement. See Note F to the Consolidated Financial Statements for additional debt information. The lease payments represent payments under non-cancelable leases with initial lease terms in excess of one year as of December 31, 2006. See Note G to the Consolidated Financial Statements.

\

     The pension plan contribution in the above table refers to the domestic defined benefit plan. Contributions to the plan are based upon the plan’s funded ratio, which is affected by actuarial assumptions, plan performance, amendments and other factors. Therefore, it is not practical to estimate contributions to the plan beyond one year.
     The purchase commitments include $1.1 million for capital equipment to be acquired in 2007. The balance of these commitments is for raw materials to be acquired under long-term supply agreements that end in 2008, although we have the opportunity to negotiate an extension for one of the agreements. See Note J to the Consolidated Financial Statements.
Other
     We believe that cash flow from operations plus the available borrowing capacity and the current cash balance are adequate to support operating requirements, capital expenditures, projected pension plan contributions, environmental remediation projects and small acquisitions. Cash flow from operations was positive in 2006 and 2005. Debt declined during 2006, even with the CERAC acquisition, while the cash balance increased. The debt to total debt plus equity ratio, a measure of leverage, improved in each of the last two years. The repayment of the high rate subordinated debt late in the fourth quarter 2005 has reduced our average borrowing rate. In addition to the $15.6 million cash balance, available borrowings under existing unused lines of credit totaled $84.8 million as of December 31, 2006.
     Portions of the cash balances may be invested in high quality, highly liquid investments with maturities of three months or less.
ENVIRONMENTAL
     We have an active program of environmental compliance. We estimate the probable cost of identified environmental remediation projects and establish reserves accordingly. The environmental remediation reserve balance was $5.1 million at December 31, 2006 and $4.9 million at December 31, 2005. There were no new significant remediation projects identified during 2006. Payments against the reserve totaled $0.1 million in 2006 and $0.3 million in 2005. See Note J to the Consolidated Financial Statements.
ORE RESERVES
     Brush Resources’ reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open-pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining is approximately seven percent. Approximately 87% of beryllium in ore is recovered in the extraction process. We augment our proven reserves of bertrandite ore through the purchase of imported beryl ore. This ore, which is approximately 4% beryllium, is also processed at Brush Resources’ Utah extraction facility.
     We use computer models to estimate ore reserves, which are subject to economic and physical evaluation. Development drilling can also affect the total ore reserves to some degree. There was no development drilling activity in 2006 or 2005. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Proven reserves have decreased slightly in each of the last four years while probable reserves have remained unchanged over the same time period. We own approximately 95% of the proven reserves, with the remaining reserves leased. Based upon average production levels in recent years, proven reserves would last in excess of one hundred years. Ore reserves classified as possible are excluded from the following table.

	2006	2005	2004	2003	2002
Proven bertrandite ore reserves at year end (thousands of dry tons)	6,550	6,601	6,640	6,687	6,730
Grade % beryllium	0.267%	0.268%	0.268%	0.267%	0.267%

Probable bertrandite ore reserves at year end (thousands of dry tons)	3,519	3,519	3,519	3,519	3,519
Grade % beryllium	0.232%	0.232%	0.232%	0.232%	0.232%

Bertrandite ore processed (thousands of dry tons, diluted)	48	38	39	41	40
Grade % beryllium, diluted	0.352%	0.316%	0.248%	0.224%	0.217%
CRITICAL ACCOUNTING POLICIES
     The preparation of financial statements requires the inherent use of estimates and management’s judgment in establishing those estimates. The following are the most significant accounting policies we use that rely upon management’s judgment.
     Accrued Liabilities. We have various accruals on our balance sheet that are based in part upon management’s judgment, including accruals for litigation, environmental remediation and workers’ compensation costs. We establish accrual balances at the best estimate determined by a review of the available facts and trends by management and independent advisors and specialists as appropriate. Absent a best estimate, the accrual is established at the low end of the estimated reasonable range in accordance with Statement No. 5, “Accounting for Contingencies”. Litigation and environmental accruals are only established for identified and/or asserted claims; future claims, therefore, could give rise to increases to the accruals. The accruals are adjusted as facts and circumstances change. The accruals may also be adjusted for changes in our strategies or regulatory requirements. Since these accruals are estimates, the ultimate resolution may be greater or less than the established accrual balance for a

Management’s Discussion and Analysis
variety of reasons, including court decisions, additional discovery, inflation levels, cost control efforts and resolution of similar cases. Changes to the accruals would then result in an additional charge or credit to income. See Note J to the Consolidated Financial Statements.
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
     Pensions. We have a defined benefit pension plan that covers a large portion of our current and former domestic employees. We account for this plan in accordance with Statement No. 158. Under this statement, the carrying values of the associated assets and liabilities are determined on an actuarial basis using numerous actuarial and financial assumptions. Differences between the assumptions and current period actual results may be deferred into the net pension asset or liability value and amortized against future income under established guidelines. The deferral process generally reduces the volatility of the recognized net pension asset or liability and current period income or expense. Unrealized gains or losses are recorded in OCI. The actuaries adjust their assumptions to reflect changes in demographics and other factors, including mortality rates and employee turnover, as warranted. Management annually reviews other key assumptions, including the expected return on plan assets, the discount rate and the average wage rate increase, against actual results, trends and industry standards and makes adjustments accordingly. These adjustments may then lead to a higher or lower expense in a future period.
     Our pension plan investment strategies are governed by a policy adopted by the Retirement Plan Review Committee of the Board of Directors. The future return on pension assets is dependent upon the plan’s asset allocation, which changes from time to time, and the performance of the underlying investments. As a result of our review of various factors, including the short and long-term trends of actual returns, we set the expected rate of return on plan asset assumption to 8.50% at December 31, 2006, unchanged from the prior year end. We believe that an 8.50% return over the long term is reasonable. Should the assets earn an average return less than 8.50% over time, in all likelihood the future pension expense would increase. Investment earnings in excess of 8.50% would tend to reduce the future expense.
     We establish the discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year based upon the available market rates for high quality, fixed income investments. An increase to the discount rate would reduce the present value of the projected benefit obligation and future pension expense and, conversely, a lower discount rate would raise the benefit obligation and future pension expense. We elected to use a discount rate of 6.125% as of December 31, 2006, an increase from the discount rate of 5.75% as of December 31, 2005.
     We anticipate that the net expense from the domestic defined benefit pension plan will be lower in 2007 than 2006 as a result of the increase in the discount rate, the actual plan performance in 2006 and other factors.
     If the expected rate of return assumption was changed by 25 basis points (0.25%) and all other pension assumptions remained constant, the 2007 projected pension expense would change by approximately $0.3 million. If the December 31, 2006 discount rate were reduced by 25 basis points (0.25%) and all other pension assumptions remained constant, then the 2007 projected pension expense would increase by approximately $0.4 million.
     Cash contributions and funding requirements are governed by ERISA and IRS guidelines and not by Statement No. 158. Based upon these guidelines, current assumptions and estimates and our pension plan objectives, we estimate a cash contribution of approximately $3.8 million will be made in 2007.
     The minimum pension liability under Statement No.158 will be recalculated at the measurement date (December 31 of each year) and any adjustments to this account and other comprehensive income within shareholders’ equity will be recorded at that time accordingly. See Note I to the Consolidated Financial Statements for additional details on our pension plans.
     The Financial Accounting Standards Board is currently reviewing and may recommend revising the accounting standards for calculating and recording expenses under pension and post-employment benefit plans. The proposed revisions may be more reflective of international pension accounting standards. At the present time, we cannot assess the impact these potential revisions may have on our results of operations or financial condition.
     LIFO Inventory. The prices of certain major raw materials, including copper, nickel, gold, silver and other precious metals, fluctuate during a given year. The cost of copper increased significantly in 2006, reaching an all-time high. Nickel prices continued to increase throughout 2006 as they did in 2005. The prices of gold and other precious metals used by the Company also were higher in 2006 than in 2005. Where possible, such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing may limit our ability to offset cost increases with higher prices.

     We use the last-in, first-out (LIFO) method for costing the majority of our domestic inventories. Under the LIFO method, inflationary cost increases are charged against the current cost of goods sold in order to more closely match the cost with the associated revenue. The carrying value of the inventory is based upon older costs and as a result, the LIFO cost of the inventory on the balance sheet is typically lower than it would be under most alternative costing methods. The LIFO cost is also lower than the current replacement cost of the inventory. The LIFO inventory value tends to be less volatile during years of fluctuating costs than the value would be using other costing methods. The LIFO impact on the income statement in a given year is dependent upon the inflation rate effect on raw material purchases and manufacturing conversion costs, the level of purchases in a given year and changes in the inventory mix and quantities.
     Assuming no change in the quantity or mix of inventory from the December 31, 2006 level, a 1% change in the annual inflation rate would cause a $0.4 million change in the LIFO inventory value.
     Deferred Tax Assets. We record deferred tax assets and liabilities in accordance with Statement No. 109, “Accounting For Income Taxes”. The deferrals are determined based upon the temporary difference between the financial reporting and tax bases of assets and liabilities. We review the expiration dates of the deferrals against projected income levels to determine if the deferral will or can be realized. If it is determined that it is more likely than not that a deferral will not be realized, a valuation allowance would be established for that item. Certain deferrals, including the alternative minimum tax credit, do not have an expiration date. See Note O to the Consolidated Financial Statements for additional deferred tax details.
     In 2006, based upon our current and projected earnings and an analysis of our deferred tax assets, we determined that it is more likely than not that we would utilize substantially all of our deferred tax assets. Therefore, the entire domestic and German valuation allowances totaling $21.8 million were reversed as a benefit against tax expense in 2006. An immaterial valuation allowance associated with our U.K. subsidiary remained on the balance sheet as of December 31, 2006.
     Tax expense will be recorded in 2007 at the effective tax rate and, without a material valuation allowance to be reversed, we will have an expense for the year as compared to a net benefit in 2006.
     Unearned revenue. Billings under long-term sales contracts in advance of the shipment of the goods are recorded as unearned revenue, which is a liability on the balance sheet. Revenue and the related cost of sales and gross margin are only recognized for these transactions when the goods are shipped, title passes to the customer and all other revenue recognition criteria are met. The unearned revenue liability is reversed when the revenue is recognized. The related inventory also remains on our balance sheet until these criteria are met. Billings in advance of the shipments allow us to collect cash earlier than billing at the time of the shipment and, therefore, the collected cash can be used to help finance the underlying inventory.
     Derivatives. We may use derivative financial instruments to hedge our foreign currency, commodity price and interest rate exposures. We apply hedge accounting when an effective hedge relationship can be documented and maintained. If a hedge is deemed effective, changes in its fair value are recorded in OCI until the underlying hedged item matures. If a hedge does not qualify as effective, changes in its fair value are recorded against income in the current period. We secure derivatives with the intention of hedging existing or forecasted transactions only and do not engage in speculative trading or holding derivatives for investment purposes. Our annual budget and quarterly forecasts serve as the basis for determining forecasted transactions. The use of derivatives is governed by policies established by the Board of Directors. The level of derivatives outstanding may be limited by the availability of credit from financial institutions. During 2006, changes in the pricing of our copper-based products resulted in a reduction of the previously estimated copper price exposure reducing the need to hedge the exposure with derivative contracts. Therefore, we terminated contracts in 2006 that were initially scheduled to mature in 2007. The gain on these contracts of $2.3 million was deferred into OCI and will be amortized to the income statement according to the terms of the initial contracts. The majority of this gain will be amortized to income during 2007.
     See Note H to the Consolidated Financial Statements and the Market Risk Disclosures section in this Management’s Discussion and Analysis for more information on derivatives.
MARKET RISK DISCLOSURES
     We are exposed to precious metal and commodity price, interest rate and foreign exchange rate differences. While the degree of exposure varies from year to year, our methods and policies designed to manage these exposures have remained fairly consistent. We attempt to minimize the effects of these exposures through the use of natural hedges, which include pricing strategies, borrowings denominated in the same terms as the exposed asset, off-balance sheet arrangements and other methods. Where we cannot use a natural hedge, we may use derivative financial instruments to minimize the effects of these exposures when practical and efficient.
     We use gold and other precious metals in manufacturing various products. To reduce the exposure to market price changes, precious metals are maintained on a consigned inventory basis. We purchase the metal out of consignment from our suppliers when it is ready to ship to a customer as a finished product. Our purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the selling price and the price exposure is minimized.
     We maintain a certain amount of gold in our own inventory. This inventory is financed and balanced out with a loan denominated in gold for the same number of ounces. Any change in the market price of gold, either higher or lower, will result in equal and offsetting changes in the fair value of the asset and liability recorded on the balance sheet.

Management’s Discussion and Analysis
     We are charged a consignment fee by the financial institutions that actually own the precious metals. This fee, along with the interest charged on the gold-denominated loan, is partially a function of the market price of the metal. Because of market forces and competition, the fee, but not the interest on the loan, can be charged to customers on a case-by-case basis. To further limit price and financing rate exposures, under some circumstances we will require customers to furnish their own metal for processing. This practice is used more frequently when the rates are high and/or more volatile. Should the market price of precious metals that we use increase by 15% from the prices on December 31, 2006, the additional pre-tax cost to us on an annual basis would be approximately $0.3 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fees are charged to customers.
     We also use base metals, including copper, in our production processes. When possible, fluctuations in the purchase price of copper are passed on to customers in the form of price adders or reductions. As previously indicated, copper prices increased significantly during the 2004 to 2006 time frame and we were exposed to adverse price movements on those sales where we could not pass through this increase to customers. In 2005 and 2006, we entered into derivative contracts to hedge portions of this price exposure and gains on the matured contracts helped to mitigate the negative margin impact of the higher copper prices. During 2006, we were able to increase the portion of our copper-based sales that are subject to a copper cost pass through, reducing the price exposure and the need for hedging with derivatives. There were no copper price derivative contracts outstanding as of December 31, 2006.
     We use ruthenium in the manufacture of one of our new family of products. The sales volumes of ruthenium-based products increased in the second half of 2006 as did the inventory on hand to support those sales. Ruthenium is not a widely used or traded metal and, therefore, there is no established efficient market for derivative financial instruments that could be used to effectively hedge the ruthenium price exposure. In 2007, our selling price will generally be based upon our cost to purchase the material, limiting our price exposure. However, the inventory carrying value may be exposed to market fluctuations. The inventory value is maintained at the lower of cost or market and if the market value were to drop below the carrying value, the inventory would have to be reduced accordingly and a charge taken against cost of sales. This risk is mainly associated with sludges and scrap materials which generally have longer processing times to be refined into a usable form for further manufacturing. The market price for ruthenium increased significantly during the fourth quarter 2006 and the early portion of the first quarter 2007 and was well above the carrying cost as of December 31, 2006.
     We are exposed to changes in interest rates on our debt and cash balances. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. We may also use interest rate swaps to fix the interest rate on variable rate obligations, as we deem appropriate. Excess cash is typically invested in high quality instruments that mature in ninety days or less. Investments are made in compliance with policies approved by the Board of Directors. We had $39.0 million in variable rate debt and a variable-to-fixed interest rate swap with a notional value of $29.6 million outstanding at December 31, 2006. If interest rates were to increase 200 basis points (2.0%) from the December 31, 2006 rates and assuming no changes in debt from the December 31, 2006 levels, the net interest expense would increase by $0.2 million (net of the impact of the swap).
     Portions of our international operations sell products priced in foreign currencies, mainly the euro, yen and sterling, while the majority of these products’ costs are incurred in U.S. dollars. We are exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin on that sale will be reduced. We typically cannot increase the price of our products for short-term exchange rate movements because of local competition. To minimize this exposure, we may purchase foreign currency forward contracts, options and collars in compliance with approved policies. Should the dollar strengthen, the decline in the translated value of the margins should be offset by a gain on the hedge contract. A decrease in the value of the dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge the exposure. The notional value of the outstanding currency contracts was $54.8 million as of December 31, 2006. If the dollar weakened 10% against the currencies in which we sell from the December 31, 2006 exchange rates, the reduced gain and/or increased loss on the outstanding contracts as of December 31, 2006 would reduce pre-tax profits by approximately $5.2 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rates, any changes in margins from potential volume fluctuations caused by currency movements or the translation effects on any other foreign currency denominated income statement or balance sheet item.
     The fair values of derivatives, which are determined by financial institutions and represent the market price for the instrument between two willing parties, are recorded on the balance sheet as assets or liabilities. Changes in the fair value of outstanding derivatives are recorded in equity or against income as appropriate under the applicable guidelines. The fair value of the outstanding foreign currency contracts was a net liability of $0.8 million at December 31, 2006, indicating that the average hedge rates were unfavorable compared to the actual year-end market exchange rates. The year-end 2006 fair value of the interest rate swap was a loss of $0.6 million as the available interest rates were lower than the rate fixed under the swap contract. The net derivative income recorded in OCI, including the deferred copper swap gains, was $4.9 million before taxes as of December 31, 2006 compared to $4.0 million as of December 31, 2005.
     We are also exposed to the risk of fluctuating utility costs. The cost of natural gas in particular increased during the second half of 2005 and first quarter 2006. Our total utility cost in 2006 was approximately $21.2 million, an increase of 12% over the prior year. This cost may fluctuate in future periods based upon changes in rates as well as consumption levels, with the consumption level in a given year dependent upon the level of production activity as well as the climate.

OUTLOOK
     We entered 2007 with a growing backlog and a positive sales order entry trend. Demand from our key markets, including telecommunications and computer, data storage and aerospace and defense, was strong. Conditions in many of our smaller markets were positive as well, although the automotive electronics market was showing signs of softening. Our new products continued to gain acceptance in the market place and offer additional growth opportunities. We were also encouraged by the growth in sales in Asia in 2006 and will continue to target that region for further market penetration. The breadth of our product offerings and market penetration has increased, which has helped to provide a more stable sales base.
     As a result of our development efforts, changes in technology and market requirements, the demand for ruthenium-based targets for the data storage market increased late in 2006 and into early 2007. We anticipate that this new and emerging application will significantly impact our sales in 2007. In addition to higher volumes, sales will increase due to the higher price of ruthenium as the market price was approximately five times higher in early 2007 than it was in early 2006. In 2007, we will price our ruthenium products in the same manner as our precious metals; the selling price to our customers will be based upon the current purchase price of ruthenium, eliminating the price exposure. However, inventory that was purchased at the lower prices during 2006, including additional amounts due to the excess scrap and other production inefficiencies as part of the product ramp up and development efforts, will be sold at current (and more than likely) higher market prices during 2007. The additional margin on the sale of this material will contribute to higher than normal margins and profits in the first two quarters of 2007 as the inventory turns. The higher margin as a result of the sale of the currently lower cost inventory will not repeat in future periods after the inventory turns.
     While the global macro-economic conditions are relatively strong, an overall weakening of the economy or a downstream inventory correction in our key markets could adversely affect our sales.
     Specialty Engineered Alloys made significant improvements in the pricing of copper-based products in the second half of 2006. Entering 2007, the copper price exposure has essentially been mitigated, which should, in turn, lead to improved margins.
     As we develop new applications and increase our market penetration, we face increasing competition that puts pressure on prices and service levels. We will continue our Lean Sigma and other efforts to lower costs, improve manufacturing efficiencies and maximize inventory utilization. We will continue to expand our investment in sales and marketing, not only to support the current level of sales, but also to develop new markets and applications.
     Our balance sheet is stronger than it was a year ago. Debt and associated borrowing costs are down. Capital expenditures should increase in 2007 over the 2006 level, approaching and perhaps exceeding the depreciation level for the first time in a number of years. Advanced Material Technologies and Services is expanding its domestic and international operations while Specialty Engineered Alloys will be increasing its investment in its existing operations. We will also be developing a new bertrandite pit at our Utah mine site, targeting early 2008 to begin extracting ore. We have significant available borrowing capacity and with the anticipated strong cash flow in 2007, we believe we will have the capability to make the necessary investments to grow the business in 2007 and going forward.
     The effective tax rate should be close to the statutory rate in 2007 as legislative changes have eliminated a foreign tax credit that provided us a benefit in prior years. The tax provision will also be recorded without regard to the deferred tax valuation allowance in 2007 as all but an immaterial portion of the allowance has been reversed out.
FORWARD-LOOKING STATEMENTS
     Portions of the narrative set forth in this document that are not statements of historical or current facts are forward-looking statements. Our actual future performance may materially differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein:
•	The global economy;

•	The condition of the markets which we serve, whether defined geographically or by segment, with the major market segments being telecommunications and computer, data storage, aerospace and defense, automotive electronics, industrial components and appliance;

•	Changes in product mix and the financial condition of customers;

•	Actual sales, operating rates and margins for 2007;

•	Our success in developing and introducing new products and new product ramp-up rates;

•	Our success in passing through the costs of raw materials to customers or otherwise mitigating fluctuating prices for those materials;

•	Our success in integrating newly acquired businesses;

•	Our success in implementing our strategic plans and the timely and successful completion of any capital projects;

•	The availability of adequate lines of credit and the associated interest rates;

•	Other financial factors, including cost and availability of raw materials (both base and precious metals), tax rates, exchange rates, pension and other employee benefit costs, energy costs, regulatory compliance costs, and the cost and availability of insurance;

•	The uncertainties related to the impact of war and terrorist activities;

•	Changes in government regulatory requirements and the enactment of new legislation that impacts our obligations; and,

•	The conclusion of pending litigation matters in accordance with our expectation that there will be no material adverse effects.

Reports of Independent Registered Public
Accounting Firm and Management
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Brush Engineered Materials Inc.
     We have audited the accompanying consolidated balance sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Engineered Materials Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note K to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment. Also, as discussed in Note I to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brush Engineered Materials Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.
Cleveland, Ohio
March 12, 2007
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
     The Company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s Statement of Policy regarding ethical and lawful conduct. The role of the independent registered public accounting firm is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.
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
John D. Grampa
Senior Vice President Finance and Chief Financial Officer

Reports on Internal Control Over Financial Reporting
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     The management of Brush Engineered Materials Inc. and subsidiaries is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Brush Engineered Materials Inc. and subsidiaries’ internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Richard J. Hipple
Chairman, President and Chief Executive Officer
     Brush Engineered Materials Inc. and subsidiaries’ management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
     Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report herein.
John D. Grampa
Senior Vice President Finance and Chief Financial Officer
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Brush Engineered Materials Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that Brush Engineered Materials Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Brush Engineered Materials Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brush Engineered Materials Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 of Brush Engineered Materials Inc. and subsidiaries and our report dated March 12, 2007 expressed an unqualified opinion thereon.
Cleveland, Ohio
March 12, 2007

Consolidated Statements of Income
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands except share and per share amounts)

	2006	2005	2004
Net sales	$763,054	$541,267	$496,276
Cost of sales	600,882	431,024	385,202

Gross profit	162,172	110,243	111,074
Selling, general and administrative expense	111,002	78,457	77,267
Research and development expense	4,166	4,990	4,491
Other — net	3,164	7,287	4,282

Operating profit	43,840	19,509	25,034
Interest expense	4,135	6,372	8,377

Income before income taxes	39,705	13,137	16,657

Income taxes (benefit):
Currently payable	2,761	1,163	1,349
Deferred	(12,659)	(5,851)	(208)

	(9,898)	(4,688)	1,141

Net income	$49,603	$17,825	$15,516

Net income per share of common stock — basic	$2.52	$0.93	$0.87

Weighted-average number of shares of common stock outstanding — basic	19,665,000	19,219,000	17,865,000

Net income per share of common stock — diluted	$2.45	$0.92	$0.85

Weighted-average number of shares of common stock outstanding — diluted	20,234,000	19,371,000	18,164,000
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$49,603	$17,825	$15,516

Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation, depletion and amortization	24,602	21,675	21,173
Amortization of mine development	—	—	1,188
Amortization of deferred financing costs in interest expense	539	1,115	1,465
Stock-based compensation expense	1,717	85	75
Deferred financing cost write-off	—	2,738	—
Deferred tax (benefit) expense	(12,659)	(5,851)	(208)
Derivative financial instruments ineffectiveness	(214)	(801)	368
Proceeds from early termination of 2007 derivative contracts	2,297	—	—
Decrease (increase) in accounts receivable	(10,853)	(10,032)	(3,624)
Decrease (increase) in inventory	(41,634)	(9,562)	(6,830)
Decrease (increase) in prepaid and other current assets	(5,236)	(386)	(1,806)
Increase (decrease) in accounts payable and accrued expenses	20,718	(5,516)	223
Increase (decrease) in unearned revenue	60	(7,535)	7,789
Increase (decrease) in interest and taxes payable	4,493	(2,494)	2,101
Increase (decrease) in long-term liabilities	2,316	1,921	(1,925)
Other — net	3,056	283	3,415

Net cash provided from operating activities	38,805	3,465	38,920

Cash flows from investing activities:
Payments for purchase of property, plant and equipment	(15,522)	(13,775)	(9,093)
Payments for purchase of business less cash received	(25,694)	(11,497)	—
Payments for mine development	—	—	(57)
Purchase of equipment previously held under operating lease	—	(448)	(880)
Proceeds from sale of property, plant and equipment	56	60	711
Other investments — net	46	(48)	(62)

Net cash (used in) investing activities	(41,114)	(25,708)	(9,381)

Cash flows from financing activities:
Proceeds from issuance (repayment) of short-term debt	3,924	11,679	(274)
Proceeds from issuance of long-term debt	26,000	22,000	2,881
Repayment of long-term debt	(38,634)	(49,618)	(29,346)
Debt issuance costs	—	(125)	(250)
Issuance of common stock	—	—	38,711
Issuance of common stock under stock option plans	13,612	372	3,236
Tax benefit from the exercise of stock options	2,620	—	—

Net cash provided from (used in) financing activities	7,522	(15,692)	14,958

Effects of exchange rate changes on cash and cash equivalents	(211)	(1,066)	84

Net change in cash and cash equivalents	5,002	(39,001)	44,581
Cash and cash equivalents at beginning of year	10,642	49,643	5,062

Cash and cash equivalents at end of year	$15,644	$10,642	$49,643

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Brush Engineered Materials Inc. and Subsidiaries, as of December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
Assets
Current assets
Cash and cash equivalents	$15,644	$10,642
Accounts receivable (less allowance of $1,822 for 2006, and $1,315 for 2005)	86,461	69,938
Inventories	151,950	104,060
Prepaid expenses	13,988	14,417
Deferred income taxes	3,541	1,118

Total current assets	271,584	200,175

Other assets	13,577	8,252
Related-party notes receivable	98	358
Long-term deferred income taxes	15,575	4,109

Property, plant, and equipment	557,861	540,420
Less allowances for depreciation, amortization and depletion	(381,932)	(363,358)

Property, plant, and equipment — net	175,929	177,062
Goodwill	21,843	12,746

Total Assets	$498,606	$402,702

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	$28,076	$23,634
Current portion of long-term debt	632	636
Accounts payable	30,744	20,872
Salaries and wages	32,029	16,307
Taxes other than income taxes	2,244	2,294
Other liabilities and accrued items	17,888	19,921
Unearned revenue	314	254
Income taxes	4,515	726

Total current liabilities	116,442	84,644

Other long-term liabilities	11,642	8,202
Retirement and post-employment benefits	59,089	65,290
Deferred income taxes	151	172
Long-term debt	20,282	32,916

Shareholders’ equity
Serial preferred stock, no par value; 5,000,000 authorized shares, none issued	—	—
Common stock, no par value; 60,000,000 authorized shares; 26,398,000 issued shares (25,557,000 in 2005)	155,552	137,665
Retained income	264,100	214,497
Common stock in treasury, 6,293,000 shares (6,315,000 in 2005)	(105,765)	(105,795)
Other comprehensive income (loss)	(23,320)	(35,037)
Other equity transactions	433	148

Total shareholders’ equity	291,000	211,478

Total Liabilities and Shareholders’ Equity	$498,606	$402,702

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity
Brush Engineered Materials Inc. and Subsidiaries, Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands except for share amounts)

				Common	Other
	Common		Retained	Stock in	Comprehensive
	Stock	Warrants	Income	Treasury	Income (loss)	Other	Total

Balances at January 1, 2004	$93,336	$1,616	$181,156	$(105,633)	$(16,794)	$(108)	$153,573

Net income	—	—	15,516	—	—	—	15,516
Foreign currency translation adjustment	—	—	—	—	849	—	849
Derivative and hedging activity	—	—	—	—	(809)	—	(809)
Minimum pension liability	—	—	—	—	(3,179)	—	(3,179)

Comprehensive income							12,377

Proceeds from exercise of 228,000 shares under option plans	3,236	—	—	—	—	—	3,236
Proceeds from stock offering of 2,250,000 shares	38,711	—	—	—	—	—	38,711
Exercise of 115,000 warrants	1,616	(1,616)	—	—	—	—	—
Other equity transactions	348	—	—	141	—	(131)	358
Forfeiture of restricted stock	—	—	—	(183)	—	66	(117)

Balances at December 31, 2004	137,247	—	196,672	(105,675)	(19,933)	(173)	208,138

Net income	—	—	17,825	—	—	—	17,825
Foreign currency translation adjustment	—	—	—	—	(2,055)	—	(2,055)
Derivative and hedging activity	—	—	—	—	8,006	—	8,006
Minimum pension liability	—	—	—	—	(21,055)	—	(21,055)

Comprehensive income							2,721

Proceeds from exercise of 30,000 shares under option plans	372	—	—	—	—	—	372
Other equity transactions	46	—	—	27	—	321	394
Forfeiture of restricted stock	—	—	—	(147)	—	—	(147)

Balances at December 31, 2005	137,665	—	214,497	(105,795)	(35,037)	148	211,478

Net income	—	—	49,603	—	—	—	49,603
Foreign currency translation adjustment	—	—	—	—	605	—	605
Derivative and hedging activity, net of taxes of $322	—	—	—	—	623	—	623
Minimum pension and post-employment benefit liability, net of taxes of $4,013	—	—	—	—	7,840	—	7,840

Comprehensive income							58,671

Impact from adoption of Statement No. 158, net of tax benefit of $2,905	—	—	—	—	2,649	—	2,649
Proceeds from exercise of 841,000 shares under option plans	13,612	—	—	—	—	—	13,612
Income tax benefit from exercise of stock options	2,620	—	—	—	—	—	2,620
Stock-based compensation expense	1,717	—	—	—	—	—	1,717
Other equity transactions	(62)	—	—	30	—	285	253

Balances at December 31, 2006	$155,552	$—	$264,100	$(105,765)	$(23,320)	$433	$291,000

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
NOTE A – Significant Accounting Policies
     Organization: The Company is a holding company with subsidiaries that have operations in the United States, Europe and Asia. These operations manufacture engineered materials used in a variety of markets, including telecommunications and computer, data storage, aerospace and defense, automotive electronics, industrial components, appliance and medical. Beginning in the fourth quarter 2006, the Company has four reportable segments:
     Advanced Material Technologies and Services manufactures precious and non-precious vapor deposition targets, frame lid assemblies, other precious and non-precious metal products and specialty inorganic materials;
     Specialty Engineered Alloys manufactures high precision strip and bulk products from copper and nickel based alloys;
     Beryllium and Beryllium Composites produces beryllium metal, beryllium composites and beryllia ceramics in a variety of forms; and,
     Engineered Material Systems manufactures clad inlay and overlay metals, precious and base metal electroplated systems and other related products.
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
     Consolidation: The consolidated financial statements include the accounts of Brush Engineered Materials Inc. and its subsidiaries. All of the Company’s subsidiaries are wholly owned as of December 31, 2006. Inter-company accounts and transactions are eliminated in consolidation.
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
     Inventories: Inventories are stated at the lower of cost or market. The cost of the majority of domestic inventories is determined using the last-in, first-out (LIFO) method. The remaining inventories are stated principally at average cost.
     Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits or units-of-production method. Depreciable lives that are used in computing the annual provision for depreciation by class of asset are as follows:

Years
Land improvements	5 to 25
Buildings	10 to 40
Leasehold improvements	Term of lease
Machinery and equipment	3 to 15
Furniture and fixtures	4 to 15
Automobiles and trucks	2 to 8
Research equipment	6 to 12
Computer hardware	3 to 10
Computer software	3 to 10
     Leasehold improvements will be depreciated over the life of the improvement if it is shorter than the term of the lease. Repair and maintenance costs are expensed as incurred.
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
     Intangible Assets: Goodwill is not amortized, but instead reviewed annually at December 31, or more frequently under certain circumstances, for impairment. Goodwill is assigned to the lowest level reporting unit that the associated cash flows can be appropriately measured. Intangible assets with finite lives are amortized using the straight-line method or effective interest method, as applicable, over the periods estimated to be benefited, which is generally twenty years or less. Finite-lived intangible assets are also reviewed for impairment if facts and circumstances warrant.
     Asset Impairment: In the event that facts and circumstances indicate that the carrying value of long-lived and finite-lived intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flow associated with the asset or asset group would be compared to the carrying amount to determine if a write-down is required.
     Derivatives: The Company recognizes all derivatives on the balance sheet at their fair values. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings immediately. If a derivative is not a hedge, changes in its fair value are adjusted through income.
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
     Advertising Costs: The Company expenses all advertising costs as incurred. Advertising costs were $1.3 million in 2006, $0.8 million in 2005 and $1.0 million in 2004.
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
     Reclassification: Certain amounts in prior years have been reclassified to conform to the 2006 consolidated financial statement presentation.
     New Pronouncements: The Financial Accounting Standards Board (FASB) issued Statement No. 151, “Inventory Costs”, in November 2004, which amends ARB No. 43. The statement requires idle facility expense, excessive spoilage, double freight and rehandling costs to be treated as current period charges regardless of whether they meet the ARB No. 43 criteria of “so abnormal”. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted this statement effective in the first quarter 2006 and its adoption did not have an impact on the results of operations or financial condition.
     The FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment”, in December 2004 that revises Statement No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The revised statement requires compensation cost for all share-based payments, including employee stock options, to be measured at fair value and charged against income. Compensation cost would be determined at the date of the award through the use of a pricing model and charged against income over the vesting period for each award. The revised statement is effective for fiscal years beginning after June 15, 2005. The Company adopted this statement effective January 1, 2006. The pro forma effects on net income and income per share for 2005 and 2004 of using the Black-Scholes model to calculate the fair value of outstanding stock options had the provisions of Statement No. 123 been applied in those years are set forth in Note K to the Consolidated Financial Statements.
     The FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations”, in March 2005. The interpretation clarified that the term “conditional asset retirement obligation”, as used in Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The interpretation is effective no later than the end of fiscal years ending after December 31, 2005 for calendar-year enterprises. The adoption of this interpretation did not have an impact on the results of operations or financial condition.
     The FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes”, and Statement No. 3. “Reporting Accounting Changes in Interim Financial Statements”, in May 2005. The statement changes the requirements for the accounting and reporting of a change in accounting principle and is applicable to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. The statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine the period-specific effects or the cumulative effect of the change (in which case the statement provides additional guidance). The statement requires that retrospective application of a change in accounting principle be limited to the direct effect of the change. The correction of an error by the restatement of previously issued financial statements is also addressed by the statement. The statement is effective for accounting changes and correction of errors made in fiscal years commencing after December 31, 2005. The Company adopted this statement effective in the first quarter 2006 and its adoption did not have an impact on results of operations or financial condition.
     The FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)”, in September 2006. The statement requires an entity to recognize on its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and obligations as of the end of the employer’s fiscal year and recognize changes in the funded status of a plan in comprehensive income (a component of shareholders’ equity) in the year in which the changes occur. The statement also expands the disclosure requirements associated with defined benefit postretirement

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
plans. The statement does not change the calculation of the net periodic benefit cost to be included in net income. The statement is effective for fiscal years ending after December 15, 2006, except for the provision that a plan’s assets and obligations be measured as of the end of the employer’s fiscal year which is effective for fiscal years ending after December 15, 2008. The Company adopted this statement as proscribed. The impact of adopting this statement is set forth in Note I to the Consolidated Financial Statements.
     The FASB issued Interpretation No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” in July 2006. FIN No. 48 clarifies the financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN No. 48 is effective for fiscal years beginning after December 31, 2006. The Company will adopt the interpretation as required in 2007 and is in the process of determining the impact the adoption will have on its Consolidated Financial Statements.
NOTE B – Acquisitions
     In January 2006, Williams Advanced Materials Inc. (WAM), a wholly owned subsidiary, acquired the stock of CERAC, incorporated for $26.2 million in cash, including advisor fees. CERAC provides physical vapor deposition and specialty inorganic materials for the precision optics, semiconductor and other industries. CERAC employs approximately 120 people at its Milwaukee, Wisconsin facility. Goodwill assigned to the transaction totaled $8.6 million.
     In October 2005, WAM purchased the stock of Thin Film Technology, Inc. (TFT) of Buellton, California for $7.9 million in cash. As of December 31, 2006, an additional $0.2 million remained in escrow pending final determination of the value of various assets assumed. TFT manufactures precision optical coatings, photolithography, thin film hybrid circuits and specialized thin film coatings. TFT’s products are used in the defense, medical and other commercial markets. Goodwill assigned to this transaction totaled $3.5 million.
     In May 2005, WAM, through its wholly owned subsidiary in the Netherlands, purchased the stock of OMC Scientific Holdings Limited (OMC) of Limerick, Ireland for $4.0 million in cash. OMC provides physical vapor deposition material cleaning and reconditioning services for customers in the data storage, semiconductor and other markets in Europe. Goodwill assigned to this transaction totaled $1.7 million.
     The results of the above-acquired businesses were included in the Company’s financial statements since their respective acquisition dates. The acquisitions are part of the Advanced Material Technologies and Services segment. Sales and pre-tax earnings from CERAC, OMC and TFT were individually and in the aggregate immaterial to the total Company sales and pre-tax earnings in 2006 and 2005. See Note E to the Consolidated Financial Statements for additional information on the intangible assets associated with these acquisitions.
NOTE C – Inventories
     Inventories on the Consolidated Balance Sheets are summarized as follows:

	December 31,
(Dollars in thousands)	2006	2005
Principally average cost:
Raw materials and supplies	$36,390	$24,050
Work in process	124,670	88,480
Finished goods	56,721	30,553

Gross inventories	217,781	143,083
Excess of average cost over LIFO inventory value	65,831	39,023

Net inventories	$151,950	$104,060

     Average cost approximates current cost. Gross inventories accounted for using the LIFO method totaled $130.5 million at December 31, 2006 and $97.0 million at December 31, 2005. The liquidation of LIFO inventory layers reduced cost of sales by $0.6 million in 2006 and $0.6 million in 2005.
NOTE D – Property, Plant and Equipment
     Property, plant and equipment on the Consolidated Balance Sheets is summarized as follows:

	December 31,
(Dollars in thousands)	2006	2005
Land	$7,845	$6,954
Buildings	104,286	101,074
Machinery and equipment	411,469	402,517
Software	22,012	20,608
Construction in progress	7,220	4,238
Allowances for depreciation	(379,882)	(361,308)

	172,950	174,083
Mineral resources	5,029	5,029
Allowances for amortization and depletion	(2,050)	(2,050)

	2,979	2,979

Property, plant and equipment — net	$175,929	$177,062

     Depreciation expense was $23.6 million in 2006, $21.5 million in 2005 and $21.1 million in 2004.
NOTE E – Intangible Assets
Assets Acquired
     The Company acquired the following intangible assets in 2006:

		Weighted-average
(Dollars in thousands)	Amount	Amortization Period
Customer relationship	$4,700	10.0 Years
Technology	1,600	20.0 Years
Customer contract	283	3.0 Years
License	220	5.0 Years
Deferred financing costs	32	1.0 Years

Total assets subject to amortization	$6,835	11.8 Years

Goodwill	$9,097	Not Applicable

     The customer relationship, technology and customer contract intangible assets and $8.6 million of the goodwill were acquired as part of the first quarter 2006 purchase of the stock of CERAC, incorporated.
Assets Subject to Amortization
     The cost, accumulated amortization and net book value of intangible assets subject to amortization as of December 31, 2006 and 2005 and the amortization expense for each year then ended is as follows:

(Dollars in thousands)	2006	2005
Deferred finance costs
Cost	$3,134	$3,284
Accumulated amortization	(1,946)	(1,588)

Net book value	1,188	1,696

Customer relationship
Cost	6,350	1,650
Accumulated amortization	(863)	(157)

Net book value	5,487	1,493

Technology
Cost	2,020	420
Accumulated amortization	(133)	(11)

Net book value	1,887	409

Patents
Cost	690	690
Accumulated amortization	(569)	(520)

Net book value	121	170

Customer contract
Cost	283	—
Accumulated amortization	(94)	—

Net book value	189	—

License
Cost	220	—
Accumulated amortization	(30)	—

Net book value	190	—

Total
Cost	$12,697	$6,044
Accumulated amortization	(3,635)	(2,276)

Net book value	$9,062	$3,768

Aggregate amortization expense	$1,540	$1,331

     The aggregate amortization expense is estimated to be $1.4 million in 2007, $1.4 million in 2008, $1.2 million in 2009, $0.9 million in 2010 and $0.9 million in 2011.
     Intangible assets are included in other assets on the Consolidated Balance Sheets.
Assets Not Subject to Amortization
     The Company’s only intangible asset not subject to amortization is goodwill. A reconciliation of the goodwill activity for 2005 and 2006 is as follows:

(Dollars in thousands)	2006	2005
Balance at the beginning of the year	$12,746	$7,992
Current-year acquisitions	8,609	4,754
Adjustments to goodwill from prior-year acquisitions	488	—
Impairment	—	—

Balance at the end of the year	$21,843	$12,746

     Goodwill of $21.7 million was assigned to Advanced Material Technologies and Services and $0.1 million to Engineered Material Systems. None of the goodwill acquired in 2006 or 2005 was deductible for tax purposes.
NOTE F – Debt
     A summary of long-term debt follows:

	December 31,
(Dollars in thousands)	2006	2005
Senior Credit Agreement:
Revolving credit agreement	$10,000	$22,000
Variable rate demand bonds payable in installments beginning in 2005	1,800	2,400
Variable rate promissory note — Utah land purchase payable in 20 annual installments through 2021	809	847
Variable rate industrial development revenue bonds payable in 2016	8,305	8,305

	20,914	33,552
Current portion of long-term debt	(632)	(636)

Total	$20,282	$32,916

     Maturities on long-term debt instruments as of December 31, 2006 are as follows:

2007	$632
2008	640
2009	10,642
2010	44
2011	46
Thereafter	8,910

Total	$20,914

     The Company has a senior secured credit agreement with five financial institutions that expires in December 2009. At December 31, 2006, the maximum availability under this facility was $125.0 million. It consisted of a $125.0 million revolving credit line secured by the Company’s working capital, real estate, machinery and equipment and included a total of $45.0

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
million availability on a declining basis to compensate for any shortfall in the basis of the collateral. Additionally, the facility was secured by a first lien on the stock of certain of the Company’s direct and indirect subsidiaries. The credit agreement allows the Company to borrow money at a premium over LIBOR or prime rate and at varying maturities. The premium resets quarterly according to the terms and conditions available under the agreement. At December 31, 2006, there was $17.8 million outstanding against the revolving credit line at an average rate of 7.40%. The Company pays a commitment fee of 0.25% of the available and unborrowed amounts under the revolving credit line. In January 2007, the credit facility was amended to revise certain allowable transactions, including the addition of a revolving line of credit for the Company’s subsidiary in the Netherlands, increased limits on precious metal agreements and indebtedness from leasing transactions and other miscellaneous items. In December 2005, the facility was amended to, among other things, revise collateral amounts and increase the commitment from $105.0 million to $125.0 million. In October 2005, the credit facility was amended to revise certain items including pricing, definitions, reporting and allowable transactions. The credit agreement is subject to restrictive covenants including leverage, fixed charges and capital expenditures.
     The following table summarizes the Company’s short-term lines of credit. Amounts shown as outstanding are included in short-term debt on the Consolidated Balance Sheets.

	December 31, 2006
(Dollars in thousands)	Total	Outstanding	Available
Domestic	$87,616	$7,843	$79,773
Foreign	10,274	5,204	5,070
Precious metal	15,029	15,029	—

Total	$112,919	$28,076	$84,843

	December 31, 2005
(Dollars in thousands)	Total	Outstanding	Available
Domestic	$76,930	$5,123	$71,807
Foreign	9,932	6,204	3,728
Precious metal	12,307	12,307	—

Total	$99,169	$23,634	$75,535

     The domestic line is committed and included in the $125.0 million maximum borrowing under the revolving credit agreement. The Company has various foreign lines of credit, one of which for 4 million euros is committed and secured. The remaining foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility is secured and renewed annually. The average interest rate on short-term debt was 4.74% and 3.83% as of December 31, 2006 and 2005, respectively.
     In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8.3 million in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 3.17% to 4.23% in 2006 and from 1.74% to 3.80% in 2005.
     In 1994, the Company re-funded its $3.0 million industrial development revenue bonds into variable rate demand bonds. The variable rate ranged from 3.01% and 4.05% in 2006 and from 1.55% to 3.60% during 2005.
NOTE G – Leasing Arrangements
     The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $7.4 million, $6.6 million, and $7.6 million, during 2006, 2005, and 2004, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 2006, are as follows: 2007 — $6.0 million; 2008 - $5.9 million; 2009 — $5.3 million; 2010 -$4.5 million; 2011 — $4.1 million and thereafter — $14.0 million.
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
     NOTE H – Derivative Financial Instruments and Fair Value Information
     The Company is exposed to interest rate, commodity price and foreign currency exchange rate differences and attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivative financial instruments. The Company has policies approved by the Board of Directors that establish the parameters for the allowable types of derivative instruments to be used, the maximum allowable contract periods, aggregate dollar limitations and other hedging guidelines. The Company will only secure a derivative if there is an identifiable underlying exposure that is not otherwise covered by a natural hedge. In general, derivatives will be held until maturity. A derivative may be terminated early if there is a change in the underlying exposure.

     The following table summarizes the fair value of the Company’s outstanding derivatives and debt as of December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005
Asset/(liability)	Notional	Carrying	Notional	Carrying
(Dollars in thousands)	Amount	Amount	Amount	Amount
Foreign currency contracts
Forward contracts
Yen	$12,767	$547	$7,720	$579
Euro	32,763	(1,229)	9,473	658
Sterling	3,367	(125)	1,803	116

Total	$48,897	$(807)	$18,996	$1,353

Options
Yen	$1,454	$90	$1,743	$17
Euro	4,487	(96)	11,381	106

Total	$5,941	$(6)	$13,124	$123

Copper price contracts
Floating to fixed swaps	$—	$—	$6,983	$1,420
Floating to fixed options	—	—	1,776	493

Total	$—	$—	$8,759	$1,913

Interest rate exchange contracts
Floating to fixed	$29,552	$(576)	$36,959	$(1,241)

Short and long—term debt	$—	$(48,990)	$—	$(57,186)
     The fair values equal the carrying amounts in the Consolidated Balance Sheets as of December 31, 2006 and 2005. The fair value is defined as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the foreign currency, copper price and interest rate derivative contracts were calculated by third parties on behalf of the Company using the applicable market rates at December 31, 2006 and December 31, 2005. The fair value of the Company’s debt was estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The derivative fair values were included in the Consolidated Balance Sheet as follows:

Debit/(credit) balance	December 31,
(Dollars in thousands)	2006	2005
Prepaid expenses	$637	$3,389
Other assets	19	—
Other liabilities and accrued items	(1,757)	(414)
Other long-term liabilities	(288)	(827)

Total	$(1,389)	$2,148

     The balance sheet classification of the fair values is dependent upon the Company’s rights and obligations under each derivative and the remaining term to maturity. Changes in fair values of derivatives are recorded in income or other comprehensive income (loss) (hereafter “OCI”) as appropriate. A reconciliation of the changes in fair values and other derivative activity recorded in OCI on a pre-tax basis for 2006 and 2005 is as follows:

(Dollars in thousands)	2006	2005
Balance in other comprehensive income (loss) at January 1	$3,981	$(4,025)
Changes in fair values and other current period activity	(112)	7,555
Matured derivatives — charged to expense	1,057	631
Derivative ineffectiveness — (credited) to expense	—	(180)

Balance in other comprehensive income at December 31	$4,926	$3,981

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
     All of the foreign currency, copper price and interest rate derivative contracts were designated as cash flow hedges at inception. The outstanding foreign currency contracts qualified for hedge accounting treatment as of December 31, 2006 while the outstanding interest rate swap as of December 31, 2006 does not qualify for hedge accounting as the designated hedged item, the variable rate portion of an operating lease, was terminated in December 2003. Changes in the swap’s fair value subsequent to that time are charged to income or expense in the current period.
     Hedge ineffectiveness, including amounts charged from OCI and other adjustments to the fair values of derivatives that did not flow through OCI, was income of $0.2 million in 2006 and $0.8 million in 2005 and an expense of $0.4 million in 2004 and was included in other-net expense on the Consolidated Statements of Income.
     Assuming no change from the applicable December 31, 2006 exchange rates or applicable inventory turnover period, $4.7 million will be reversed out of OCI and credited to income in 2007.
Foreign Exchange Hedge Contracts
     The Company uses forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the translated value of the foreign currency transactions should be partially offset by gains on the hedge contracts. Depending upon the method used, the contract may limit the benefits from a weakening of the dollar. The Company’s policy limits contracts to maturities of two years or less from the date of issuance. The outstanding contracts as of year-end 2006 had maturities ranging up to 15 months while the outstanding contracts as of year-end 2005 all had maturities of one year or less. Realized gains and losses on foreign exchange contracts are recorded in other-net on the Consolidated Statements of Income. The total exchange gain (loss), which includes realized and unrealized gains and losses, was $1.4 million in 2006, $(1.1) million in 2005 and $(1.8) million in 2004.
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
     Historically, the Company uses copper price contracts (i.e., swaps and options) to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under the swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. Under the options, the Company will receive a payment if the market price exceeds the contract strike price at the maturity date. If the market price is below the strike price, the contract will expire worthless and the Company will not have to make a payment to the financial institution. The Company’s policy limits commodity hedge contracts, including copper price contracts, to maturities of 27 months or less from the original date of issuance. Realized gains and losses on copper hedge contracts are deferred into OCI and then amortized to cost of sales on the Consolidated Statements of Income over the inventory turnover period.
     During the second half of 2006, the Company increased the percentage of its sales of copper-based products that are subject to the copper price pass-through, thereby reducing the underlying copper price exposure and the need for hedging with derivative contracts. Therefore, the outstanding contracts that were initially scheduled to mature in 2007 were terminated early in 2006 at a gain of $2.3 million. This gain was deferred in OCI and will be amortized to cost of sales over the inventory turnover period in accordance with the maturity dates of the original contracts.
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
     The Company terminated a five-year variable-to-fixed interest rate swap with a notional value of $10.0 million concurrent with the prepayment of the associated variable rate debt in December 2005. The termination resulted in a gain of $0.2 million, which was included in the hedge ineffectiveness total stated above.
     While the outstanding interest rate swap does not qualify for the favorable hedge accounting treatment, cash payments made or received under this swap will tend to offset changes in the interest payments made on portions of the Company’s outstanding variable rate debt not otherwise hedged. The swap’s notional value declines over time and it matures in 2008. Gains and losses on the swap’s valuation are recorded as derivative ineffectiveness within other-net on the Consolidated Statements of Income.

NOTE I – Pensions and Other Post-retirement Benefits
PART I: DOMESTIC PLANS
     The obligation and funded status of the Company’s domestic pension and other post-retirement benefit plans are shown below. The Pension Benefits column includes the domestic defined benefit pension plan and unfunded supplemental retirement plan. The retiree medical and life insurance plan is shown in the Other Benefits column.

	Pension Benefits		Other Benefits
(Dollars in thousands)	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$124,192	$122,520	$34,456	$42,890
Service cost	5,014	4,747	295	299
Interest cost	7,002	6,497	1,903	2,243
Amendments	—	(14,741)	—	697
Actuarial (gain) loss	(6,223)	10,749	(1,906)	(8,710)
Benefit payments from fund	(5,240)	(4,917)	—	—
Benefit payments directly by Company	(65)	(83)	(3,311)	(2,963)
Expenses paid from assets	(342)	(580)	—	—

Benefit obligation at end of year	124,338	124,192	31,437	34,456

Change in plan assets
Fair value of plan assets at beginning of year	94,756	89,383	—	—
Actual return on plan assets	11,032	5,865	—	—
Employer contributions	2,432	5,005	—	—
Benefit payments from fund	(5,240)	(4,917)	—	—
Expenses paid from assets	(342)	(580)	—	—

Fair value of plan assets at end of year	102,638	94,756	—	—

Funded status at end of year	$(21,700)	$(29,436)	$(31,437)	$(34,456)

Amounts recognized in the Consolidated Balance Sheets consist of:
Other liabilities and accrued items	$—	$(1,861)	$(2,748)	$(3,200)
Retirement and post-employment benefits	(21,700)	(26,554)	(28,689)	(31,612)

	$(21,700)	$(28,415)	$(31,437)	$(34,812)

Amounts recognized in accumulated other comprehensive income (before tax) consist of:
Net actuarial (gain) loss	$34,546		$(2,224)
Net prior service (credit) cost	(8,371)		21

	$26,175		$(2,203)

Amortizations expected to be recognized during next fiscal year (before tax):
Amortization of net loss	$1,755		$—
Amortization of prior service credit	(711)		(36)

Additional information
Accumulated benefit obligation for all domestic pension plans	122,815	123,077

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
(Dollars in thousands)
Net periodic benefit cost
Service cost	$5,014	$4,747	$4,242	$295	$299	$280
Interest cost	7,002	6,497	6,900	1,903	2,243	2,572
Expected return on plan assets	(8,314)	(8,754)	(9,069)	—	—	—
Amortization of prior service (benefit) cost	(709)	(670)	645	(36)	(85)	(112)
Recognized net actuarial (gain) loss	2,064	1,276	(10)	—	—	255

Net periodic benefit cost	$5,057	$3,096	$2,708	$2,162	$2,457	$2,995

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Total cost (benefit) recognized in other comprehensive income prior to adoption of Statement No. 158	$(10,701)	$19,675	$3,179	$—	$—	$—

Total cost (benefit) recognized in net periodic benefit cost and other comprehensive income prior to adoption of Statement No. 158	$(5,644)	$22,771	$5,887	$2,162	$2,457	$2,995

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at fiscal year end
Discount rate	6.125%	5.750%		6.125%	5.750%
Rate of compensation increase	4.500%	4.500%		4.500%	4.500%

Weighted-average assumptions used to determine net cost for the fiscal year
Discount rate	5.750%	6.125%	6.375%	5.750%	6.125%	6.375%
Expected long-term return on plan assets	8.500%	8.750%	9.000%	N/A	N/A	N/A
Rate of compensation increase	4.500%	3.500%	2.750%	4.500%	3.500%	2.750%
     The Company uses a December 31 measurement date for the above plans. The Company amended the defined benefit plan during 2005. The amendment, among other items, revised the benefit payout formula for the majority of the plan participants. The plan amendment was deemed to be a significant event and the plan was remeasured accordingly during 2005. The discount rate assumption was changed at the time of the remeasurement. Therefore, a discount rate of 6.125% was used for part of the year and 5.875% was used for the remainder of the year to determine the net cost in 2005. The expected long-term rate of return on plan assets and the rate of compensation increase assumptions did not change for the remeasurement.
     Effective January 1, 2006, the Company revised the expected long-term rate of return assumption used in calculating the annual expense for its domestic pension plan in accordance with Statement No. 87, “Employers’ Accounting for Pensions”. The assumed expected long-term rate of return was decreased to 8.50% from 8.75%, with the impact being accounted for as a change in estimate. Effective January 1, 2005, the Company revised the expected long-term rate of return to 8.75% from 9.0%, with the impact being accounted for as a change in estimate.
     Management establishes the expected long-term rate of return assumption by reviewing its historical trends and analyzing the current and projected market conditions in relation to the plan’s asset allocation and risk management objectives. Management consults with outside investment advisors and actuaries when establishing the rate and reviews their assumptions with the Retirement Plan Review Committee of the Board of Directors. The actual return on plan assets was 12.5% in 2006, 6.5% in 2005 and 10.6% in 2004. The 10-year average annualized return was 7.8% as of both year-end 2006 and year-end 2005. Management believes that the 8.50% expected long-term rate of return assumption is achievable and reasonable given current market conditions and forecasts, asset allocations, investment policies and investment risk objectives.

     The rate of compensation increase assumption was changed to a flat 4.5% as of January 1, 2006. Previously, a graded assumption was used, with the rate of increase beginning at 2% for the 2003 fiscal year and increasing 0.75% per year until it would have reached 5% for the 2007 fiscal year and later.

	2006	2005
Assumed health care trend rates at fiscal year end
Health care trend rate assumed for next year	8.00%	9.00%
Rate that the trend rate gradually declines to (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2010
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-point		1-Percentage-point
	Increase		Decrease
(Dollars in thousands)	2006	2005	2006	2005
Effect on total of service and interest cost components	$59	$84	$(52)	$(74)
Effect on post-retirement benefit obligation	666	1,034	(602)	(907)
Plan Assets
     The Company’s domestic defined benefit pension plan weighted-average asset allocation at fiscal year-end 2006 and 2005 and target allocation are as follows:

		Percentage of Pension
		Plan Assets at
	Target	Fiscal Year End
	Allocation	2006	2005
Asset Category
Equity securities	40-60%	56%	61%
Debt securities	15-25%	24%	24%
Real estate	5-15%	10%	8%
Other	15-30%	10%	7%
Total	100%	100%	100%
     The Company’s pension plan investment strategy, as approved by the Retirement Plan Review Committee, is to optimize cash contributions to meet funding requirements and provide flexibility for future funding, and provide an asset allocation mix commensurate with acceptable risk and the projected liability. The allocation of investments is designed to maximize the advantages of diversification while mitigating the risk to achieve the return objective. Risk is defined as the annual variability in value and is measured in terms of the standard deviation of investment return. Under the Company’s investment policies, allowable investments include domestic equities, international equities, fixed income securities and alternative securities (which include real estate, private venture capital investments and hedge funds). Ranges, in terms of a percentage of the total assets, are established for each allowable class of security. Derivatives may be used to hedge an existing security or as a risk reduction strategy. Management reviews the asset allocation on an annual or more frequent basis and makes revisions as deemed necessary.
     None of the plan assets noted above are invested in the Company’s common stock.
Cash Flows
Employer Contributions
     The Company contributed $3.8 million to its domestic pension plans in the first quarter of 2007 and expects to contribute $2.7 million to its other benefit plans in 2007.
Estimated Future Benefit Payments
     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Other Benefits
			Net of
			Medicare
During Fiscal Years	Pension	Gross Benefit	Part D
(Dollars in thousands)	Benefits	Payment	Subsidy
2007	$5,098	$3,282	$2,748
2008	5,247	3,330	2,758
2009	5,540	3,401	2,786
2010	6,017	3,415	2,765
2011	6,421	3,417	2,738
2012 through 2016	40,615	16,372	12,500
PART II: FOREIGN PLAN
     The obligation and funded status of the Company’s German defined benefit pension plan are as follows:

	Pension Benefits
(Dollars in thousands)	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$5,132	$3,673
Service cost	234	131
Interest cost	216	162
Actuarial (gain) loss	(1,089)	1,764
Benefit payments directly by Company	(41)	(34)
Translation changes	536	(564)

Benefit obligation at end of year	4,988	5,132

Funded status at end of year	$(4,988)	$(5,132)

Amounts recognized in the Consolidated Balance Sheets consist of:
Retirement and post-employment benefits	$(4,988)	$(4,082)

Amounts recognized in accumulated other comprehensive income (before tax) consist of:
Net actuarial loss	$1,262

Amounts expected to be recognized during next fiscal year (before tax):
Amortization of net loss	$65

Additional information
Accumulated benefit obligation for the foreign pension plan	$3,932	$4,082

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	2006	2005	2004
(Dollars in thousands)
Net periodic benefit cost
Service cost	$234	$131	$104
Interest cost	216	162	142
Recognized net actuarial loss	135	26	2
Net periodic benefit cost	$585	$319	$248

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income
Total cost (benefit) recognized in other comprehensive income prior to adoption of Statement No. 158	$(1,174)	$1,380	$—
Total cost (benefit) recognized in net periodic benefit cost and other comprehensive income prior to adoption of Statement No. 158	$(589)	$1,699	$248

	2006	2005	2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at fiscal year end
Discount rate	4.50%	4.00%
Rate of compensation increase	3.00%	3.00%

Weighted-average assumptions used to determine net cost for the fiscal year
Discount rate	4.00%	5.00%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%
     The Company uses a December 31 measurement date for the German defined benefit plan. The German plan does not have any assets, as the plan is unfunded. The discount rate assumption for the German plan is determined separately from the U.S. plan assumptions. The rate of compensation increase is also dependent upon assumptions for that operation separate from the U.S.
Estimated Future Benefit Payments
     The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the German plan:
During Fiscal Years
(Dollars in thousands)

2007	$45
2008	58
2009	77
2010	90
2011	100
2012 through 2016	865
PART III: INCREMENTAL EFFECT OF APPLYING FASB STATEMENT NO. 158 ON INDIVIDUAL LINE ITEMS IN THE CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006

	Before		After
	Application of		Application of
(Dollars in thousands)	Statement 158	Adjustments	Statement 158
Long-term deferred income taxes	$12,670	$2,905	$15,575
Other liabilities and accrued items	21,673	(3,785)	17,888
Retirement and post-employment benefits	55,048	4,041	59,089
Other comprehensive income (loss)	(25,969)	2,649	(23,320)
     Other comprehensive loss of $23.3 million includes foreign currency translation adjustment, change in the fair value of derivative financial instruments, minimum retirement and post-employment benefits liability and the related tax impact thereon.
PART IV: OTHER BENEFIT PLANS
     The Company also has accrued unfunded retirement arrangements for certain directors. The projected benefit obligation was $0.1 million at December 31, 2006 and $0.1 million at December 31, 2005. A corresponding accumulated benefit obligation of equal amounts has been recognized as a liability and is included in retirement and post-employment benefits as of the respective year ends. Certain foreign subsidiaries have funded and accrued unfunded pension and other post-employment arrangements. The liability for these plans was $3.3 million at December 31, 2006 and $2.6 million at December 31, 2005 and was included in retirement and post-employment benefits on the Consolidated Balance Sheets.
     The Company also sponsors defined contribution plans available to substantially all U.S. employees. Company contributions to the plans are based on matching a percentage of employee savings up to a specified savings level. The Company’s annual contributions were $2.5 million in 2006, $2.3 million in 2005 and $1.0 million in 2004. The Company doubled its matching percentage effective January 1, 2005.
NOTE J – Contingencies and Commitments
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

     The Company believes it has substantial defenses in these cases and intends to contest the suits vigorously. Employee cases, in which plaintiffs have a high burden of proof, have historically involved relatively small losses to the Company. Third-party plaintiffs (typically employees of customers) face a lower burden of proof than do the Company’s employees, but these cases are generally covered by varying levels of insurance.
     Although it is not possible to predict the outcome of the litigation pending against the Company and its subsidiaries, the Company provides for costs related to these matters when a loss is probable and the amount is reasonably estimable. Litigation is subject to many uncertainties, and it is possible that some of the actions could be decided unfavorably in amounts exceeding the Company’s reserves. An unfavorable outcome or settlement of a pending CBD case or additional adverse media coverage could encourage the commencement of additional similar litigation. The Company is unable to estimate its potential exposure to unasserted claims. The Company recorded a reserve for CBD litigation of $2.1 million at December 31, 2006 and December 31, 2005. The reserve is included in other long-term liabilities on the Consolidated Balance Sheets. An asset of $2.0 million was recorded in other assets on the Consolidated Balance Sheets at December 31, 2006 and $2.2 million at December 31, 2005 for recoveries from insurance carriers for outstanding insured claims and for prior settlements initially paid directly by the Company to the plaintiff on insured claims. An additional $0.4 million was reserved at December 31, 2006 and 2005 for insolvencies related to claims still outstanding as well as for claims for which partial payments have been received.
     While the Company is unable to predict the outcome of the current or future CBD proceedings, based upon currently known facts and assuming collectibility of insurance, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or cash flow of the Company. However, the Company’s results of operations could be materially affected by unfavorable results in one or more of these cases.
     In the third quarter 2006, the court issued a summary judgment in the Company’s favor and awarded the Company damages of $7.8 million to be paid by the Company’s former insurance providers. The initial award was subsequently increased to $8.8 million as a result of the defendants stipulating to the attorney’s fees incurred in pursuing this action. The Company originally filed a lawsuit against its former insurers in attempts to resolve a dispute over how insurance coverage should be applied to incurred legal defense costs and indemnity payments. The court ruling agreed with the Company’s position. The damages, which were stipulated to by the defendants, represent costs previously paid by the Company over a number of years that were not reimbursed by the insurance providers. The damages also include accrued interest on those costs. The Company believes that the defendants will appeal this ruling and therefore a portion or all of the $8.8 million may not be realized by the Company. Given the uncertainty surrounding the timing and outcome of the appeal process and the possibility for a portion or all of the award to be reversed, the Company has not recorded the impact of the award in its Consolidated Financial Statements as of December 31, 2006.
Environmental Proceedings
     The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company’s financial performance and available resources. Environmental expenditures that relate to current operations, such as waste-water treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for environmental remediation projects. The Company’s environmental engineers perform routine ongoing analyses of the remediation sites and will use outside consultants to assist in their analyses from time to time. Accruals are based upon their analyses and are established at either the best estimate or, absent a best estimate, at the low end of the estimated range of costs. The accruals are revised for the results of ongoing studies and for differences between actual and projected costs. The accruals are also affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete. The undiscounted reserve balances at December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
(Dollars in thousands)
Current	$547	$656
Long-term	4,513	4,246

Total reserve	$5,060	$4,902

     These reserves cover existing or currently foreseen projects. It is possible that additional environmental losses may occur beyond the current reserve, the extent of which cannot be estimated.
     In 2006, the Company paid $0.1 million against the reserve and expensed $0.3 million for changes in estimates. There were no new significant environmental sites or projects identified in 2006. In 2005, the Company obtained updated detailed quotes on various remediation projects that estimated a lower remediation cost than previously reserved. In addition, the Company received notification that further remediation efforts on a particular project at the Elmore facility were no longer required. As a result of these and other minor factors, the Company reversed $0.5 million of the reserve to income in 2005. Payments against the reserve totaled $0.3 million in 2005. In 2004, the Company sold property that was subject to a Voluntary Action Plan. This property had been formerly used as a manufacturing site by one of the Company’s subsidiaries. Under the terms of the sale, the buyer assumed the environmental remediation responsibilities and agreed to indemnify the Company against any environmental claims arising from this property. This transaction enabled the Company to reverse a previously recorded environmental remediation reserve associated with this property of $1.0 million to income.

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
Long-term Obligation
     The Company has a long-term supply arrangement with Ulba/Kazatomprom of the Republic of Kazakhstan and their marketing representative, Nukem, Inc. of Connecticut. The agreement was signed in 2000 and amended from time to time. An amendment in 2003 reduced the previous purchase commitments for copper beryllium master alloy, added commitments to purchase beryllium vacuum cast billets and extended the contract period to 2012. All materials under the arrangement are sourced from Ulba/Kazatomprom. The annual base purchase commitments total approximately $6.6 million in 2007 and $7.4 million in 2008. A new price will be renegotiated for the years 2008 through 2012. If a new price cannot be agreed to by December 31, 2007, then the material purchases will terminate with the 2008 delivery volumes. The contract allows for the Company to purchase additional quantities of copper beryllium master alloy up to an annual maximum of 150,000 pounds of beryllium contained in the master alloy. The purchase of beryllium vacuum cast billets can be plus or minus 10% of the annual base quantity. The contract was amended in 2005 to provide an additional quantity of 120,000 pounds for the years 2005 to 2007 above the existing quantities. Purchases of beryllium-containing materials from Nukem were $9.1 million in 2006, $7.8 million in 2005 and $5.9 million in 2004.
     The Company has agreements to purchase stated quantities of beryl ore, beryllium metal and copper beryllium master alloy from the Defense Logistics Agency of the U.S. Government. The agreements expire in 2007. The Company had purchased the remaining quantities of beryl ore and copper beryllium master by December 31, 2006 and had minor purchases of beryllium metal in 2006. There are no remaining fixed commitments under these agreements. Purchases under these agreements totaled approximately $0.7 million in 2006, $7.5 million in 2005 and $6.6 million in 2004. The purchased material serves as a raw material input for operations within Specialty Engineered Alloys and Beryllium and Beryllium Composites.
Other
     One of the Company’s subsidiaries, WAM, is a defendant in a U.S. legal case where the plaintiff is alleging patent infringement by WAM and a small number of WAM’s customers. WAM has provided an indemnity agreement to certain of those customers, under which WAM will pay any damages awarded by the court. WAM believes it has numerous and strong defenses applicable to both WAM and the indemnified customers and is contesting this action. WAM earlier filed suit against this plaintiff in the U.S. for wrongful intimidation of its customers and requested that certain of the plaintiff’s patents be invalidated. WAM also filed a suit in Australia to revoke a corresponding patent. The Australian court has ruled in WAM’s favor while the U.S. action is ongoing. A trial date for the patent infringement action has been set for the third quarter 2007. WAM has not made any indemnification payments on behalf of any of its customers as of December 31, 2006, nor have they recorded a reserve for losses under these indemnification agreements as of December 31, 2006. WAM does not believe a range of potential losses, if any, can be estimated at the present time.
     The Company is subject to various other legal or other proceedings that relate to the ordinary course of its business. The Company believes that the resolution of these proceedings, individually or in the aggregate, will not have a material adverse impact upon the Company’s consolidated financial statements.
     The Company has outstanding letters of credit totaling $16.6 million related to workers’ compensation, consigned precious metal guarantees, environmental remediation issues and other matters that expire in 2007.
NOTE K – Common Stock and Stock-based Compensation
     The Company has 5 million shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.
     A reconciliation of the changes in the number of shares of common stock issued is as follows (in thousands):

Issued as of January 1, 2004	22,920
Issuance of new shares	2,250
Exercise of stock options	228
Exercise of stock warrants	115
Restricted stock grant	14

Issued as of December 31, 2004	25,527
Exercise of stock options	30

Issued as of December 31, 2005	25,557
Exercise of stock options	841

Issued as of December 31, 2006	26,398

     On January 27, 1998 the Company’s Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of Common Stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. A total of 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of common stock and will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of common stock. The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

     New stock incentive plans (the 2006 Stock Incentive Plan and the 2006 Non-employee Director Equity Plan) were approved at the May 2, 2006 annual meeting of shareholders. These plans authorize the granting of option rights, stock appreciation rights, performance restricted shares, performance shares, performance units and restricted shares. These new plans replaced the 1995 Stock Incentive Plan and the 1997 Stock Incentive Plan for Non-employee Directors, although there are still options outstanding under these plans.
Stock Options
     Stock options may be granted to employees or non-employee directors of the Company. Option rights entitle the optionee to purchase common shares at a price equal to or greater than the market value on the date of the grant. Option rights granted to employees generally become exercisable (i.e., vest) over a four-year period and expire ten years from the date of the grant. Options granted to employees may also be issued with shorter vesting periods. Options granted to non-employee directors vest in six months and expire ten years from the date of the grant. The number of options available to be issued is established in plans approved by shareholders.
     Prior to January 1, 2006, the Company had adopted the disclosure only provisions of Statement No. 123, “Accounting for Stock-Based Compensation” and applied the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock incentive plans. Accordingly, no expense was recorded for stock options in the Company’s financial statements prior to 2006.
     Effective January 1, 2006, the Company adopted Statement No. 123 (Revised), “Share-Based Payment”, hereinafter referred to as Statement 123 (R), that revises Statement No. 123 and supersedes APB No. 25. The revised statement requires compensation cost for all share-based payments, including employee stock options, to be measured at fair value and charged against income. Compensation cost is determined at the date of the award through the use of a pricing model and charged against income over the vesting period for each award. The Company adopted this statement using the modified prospective method and, as such, the prior period results do not reflect any restated amounts. The Company recorded compensation cost on the outstanding stock options of $0.3 million for 2006. The expense was recorded within selling, general and administrative expense on the Consolidated Statement of Income. Operating profit and income before income taxes were reduced by this same amount accordingly. Earnings per share was reduced $0.01 in 2006 as a result of recording compensation expense for the stock options that vested in 2006. There were no options issued during 2006 and the recorded expense was associated with the outstanding unvested options issued in previous periods.
     Compensation cost for stock options is recorded on a straight-line basis over the remaining vesting period of the options. The remaining unvested value to be expensed on the outstanding options totaled $31,000 as of December 31, 2006 and is expected to be expensed during 2007.
     The following table presents the pro forma effect on net income and earnings per share for 2005 and 2004 had compensation cost for the Company’s stock plans been determined consistent with Statement No. 123 (R).

	2005	2004
(Dollars in thousands except per share amounts)
Net income, as reported	$17,825	$15,516
Less stock-based compensation expense determined under fair value method for all stock options, net of related income tax benefit	1,947	1,882

Pro forma net income	$15,878	$13,634

Basic earnings per share, as reported	$0.93	$0.87
Diluted earnings per share, as reported	0.92	0.85
Basic earnings per share, pro forma	0.83	0.76
Diluted earnings per share, pro forma	0.82	0.75
     The fair value of stock options was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for options issued:

	2005	2004
Risk-free interest rates	4.72%	3.26%
Dividend yield	0%	0%
Volatility	42.0%	41.8%
Expected lives (in years)	6	6
     The following table summarizes the Company’s stock option activity during 2006:

		Weighted-		Weighted-
		average		average
	Number of	Exercise Price	Aggregate	Remaining
	Options	Per Share	Intrinsic Value	Term
(In thousands,
except per share data)
Outstanding at December 31, 2005	1,508	$16.24
Granted	—	—
Exercised	(841)	16.22
Expired	(3)	17.98

Outstanding at December 31, 2006	664	16.30	$11,613	5.5 Years

Vested and expected to vest as of December 31, 2006	639	16.33	11,145	5.5 Years
Exercisable at December 31, 2006	605	16.63	10,376	5.4 Years

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
     Cash received from the exercise of stock options totaled $13.6 million for 2006 and $0.4 million for 2005. The total intrinsic value of options exercised during the year ended December 31, 2006, 2005 and 2004 was $8.2 million, $0.2 million and $1.3 million, respectively.
     The weighted-average grant date fair value of options granted was $17.12 and $17.01 per option during the years ended December 31, 2005 and 2004, respectively. There were no stock options granted in 2006.
Restricted Stock
     The Company may grant restricted stock to employees and non-employee directors of the Company. These shares must be held and not disposed for a designated period of time as defined at the date of the grant and are forfeited should the holder’s employment terminate during the restriction period. The fair market value of the restricted shares is determined on the date of the grant and is amortized over the restriction period. The restriction period is typically three years.
     The fair value of the restricted stock units is determined based upon the average of the high and low stock prices on the date of grant. The weighted-average grant date fair value for 2006 and 2004 was $24.77 and $17.28, respectively. There were no grants in 2005.
     Compensation cost was $0.3 million in 2006, $0.1 million in 2005 and $0.1 million in 2004. The unamortized compensation cost on the outstanding restricted stock was $0.5 million as of December 31, 2006 and is expected to be amortized over a weighted-average period of 16 months.
     The following table summarizes the restricted stock activity during 2006:

	Number	Weighted-average
	of Shares	Grant Date
	(thousands)	Fair Value
Outstanding at December 31, 2005	13	$17.28
Granted	38	24.77
Vested	—	—
Forfeited	(1)	23.64

Outstanding at December 31, 2006	50	22.45

Long-term Incentive Plans
     Under long-term incentive compensation plans, executive officers and selected other employees receive cash or stock awards based upon the Company’s performance over the defined period, typically three years. Awards may vary based upon the degree to which actual performance exceeds the pre-determined threshold, target and maximum performance levels at the end of the performance periods. Payouts may be subjected to attainment of threshold performance objectives.
     Under the 2005 to 2007 long-term incentive plan, awards will be paid in cash based upon the share price of the Company’s common stock at the end of the performance period. Costs are accrued based upon the current performance projections for the three-year period relative to the plan performance levels, the percentage of requisite service rendered and changes in the value of the Company’s stock. Adoption of Statement 123 (R) did not have a material impact on the calculation of the accrual under this plan and the accrual remained classified as a liability on the Consolidated Balance Sheet.
     Under the 2006 to 2008 long-term incentive plan, awards will be settled in shares of the Company’s common stock. Compensation expense is based upon the current performance projections for the three-year period, the percentage of requisite service rendered and the fair market value of the Company’s common stock on the date of the grant. The offset to the compensation expense is recorded within shareholders’ equity. The Company recorded an expense for this plan of $0.7 million for 2006. The balance in shareholders’ equity was also $0.7 million as of December 31, 2006.
Directors Deferred Compensation
     Non-employee directors may defer all or part of their fees into shares of the Company’s common stock. The fair value of the deferred shares is determined at the share acquisition date and is recorded within shareholders’ equity. Subsequent changes in the fair value of the Company’s common stock do not impact the recorded values of the shares.
     Prior to December 31, 2004, the non-employee directors had the election to defer their fees into shares of the Company’s common stock or other specific investments. The directors may also transfer their deferred amounts between election choices. The fair value of the deferred shares is determined at the acquisition date and recorded within shareholders’ equity with the offset recorded as a liability. Subsequent changes in the fair market value of the Company’s common stock are reflected as a change in the liability and an increase or decrease to expense.
     The following table summarizes the stock activity for the directors’ deferred compensation plan during 2006:

	Number	Weighted-average
	of Shares	Grant Date
	(thousands)	Fair Value
Outstanding at December 31, 2005	90	$17.39
Granted	9	22.81
Distributions	(11)	21.65

Outstanding at December 31, 2006	88	17.92

     The Company recorded an expense of $1.3 million on the directors’ deferred compensation plan in 2006, income of $0.2 million for 2005 and an expense of $0.4 million in 2004. During the years ended December 31, 2006, 2005 and and 2004, the weighted-average grant date fair value of shares granted was $22.81, $17.08 and $17.94, respectively.
Stock Appreciation Rights
     The Company may grant stock appreciation rights (SARs) to certain employees and non-employee directors. Upon exercise of vested SARs, the participant will receive a number of shares of common stock equal to the spread (the difference between the market price of the Company’s common stock at the time of the exercise and the strike price established in the SARs agreement) divided by the common stock price. The strike price of the SARs is equal to or greater than the market value of the Company’s common shares on the day of the grant. The number of SARs available to be issued is established by plans approved by the shareholders. The vesting period and the life of the SARs are established in the SARs agreement at the time of the grant. The exercise of the SARs is satisfied by the issuance of treasury shares.
     In the second quarter 2006, the Company issued approximately 117,000 SARs at a strike price of $24.03 per share. The SARs vest three years from the date of grant and expire in ten years. There were no forfeitures of SARs during 2006 and all of the SARs granted were still outstanding as of December 31, 2006. There were no grants of SARs in 2005 or 2004.
     The fair value of the SARs granted was $11.84. The fair value will be amortized to compensation cost on a straight-line basis over the three-year vesting period. Compensation cost for 2006 was $0.3 million, which is included in selling, general and administrative expense. The unamortized compensation cost balance was $1.1 million as of December 31, 2006.
     The fair value of the SARs was estimated on the grant date using the Black-Scholes pricing model with the following assumptions:

2006
Risk-free interest rate	4.69%
Dividend yield	0%
Volatility	44.2%
Expected lives (in years)	6
     The risk-free rate of return was based upon the three-month Treasury bill rate at the time the SARs were granted. The Company has not paid a dividend since 2001. The share price volatility was calculated based upon the actual closing prices of the Company’s shares at month end over a period of approximately ten years prior to the granting of the SARs. This approach to measuring volatility is consistent with the approach used to calculate the volatility assumption in the valuation of stock options under the disclosure only provisions of Statement 123 prior to 2006. Prior analyses indicated that the Company’s employee stock options have an average life of approximately six years. While the Company has not granted SARs in a significant number of years, management believes that the SARs have similar features and should function in a similar manner to employee stock options and therefore a six-year average expected life was assigned to the SARs granted in 2006.
NOTE L – Other Comprehensive Income
     The following table summarizes the cumulative net gain/(loss) by component, net of tax, within other comprehensive income as of December 31, 2006, 2005 and 2004.

	December 31,
	2006	2005	2004
(Dollars in thousands)
Foreign currency translation adjustment	$(1,583)	$(2,188)	$(133)
Change in the fair value of derivative financial instruments (net of taxes of $322 in 2006, $0 in 2005 and $0 in 2004)	4,604	3,981	(4,025)
Minimum pension and other retirement plan liability (net of taxes of $1,108 in 2006, $0 in 2005 and $0 in 2004)	(26,341)	(36,830)	(15,775)

Total	$(23,320)	$(35,037)	$(19,933)

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
NOTE M – Segment Reporting and Geographic Information
     Beginning in the fourth quarter 2006 and largely because the Company has a new chief operating decision maker, the operating segments will no longer be aggregated and the Company will report its four material segments separately. WAM is reported as Advanced Material Technologies and Services, Alloy Products reported as Specialty Engineered Alloys, Beryllium Products is now Beryllium and Beryllium Composites and TMI is Engineered Material Systems. Brush Ceramic Products Inc., a wholly owned subsidiary that formerly was part of Electronic Products, has been merged into the Beryllium and Beryllium Composites operating segment. The remaining portions of Electronic Products, due to their insignificance, are reported in the reconciling All Other column in the table below.

	Advanced	Specialty	Beryllium	Engineered
	Material	Engineered	and Beryllium	Material		All
	Technologies	Alloys	Composites	Systems	Subtotal	Other	Total
(Dollars in thousands)
2006
Revenues from external customers	$343,448	$275,641	$57,627	$68,734	$745,450	$17,604	$763,054
Intersegment revenues	4,332	5,572	732	3,000	13,636	27	13,663
Operating profit (loss)	30,536	7,948	7,448	2,742	48,674	(4,834)	43,840
Depreciation, depletion and amortization	5,770	12,540	1,040	2,436	21,786	2,816	24,602
Expenditures for long-lived assets	6,283	4,530	1,920	1,756	14,489	1,033	15,522
Assets	149,451	234,366	33,042	26,232	443,091	55,515	498,606

2005
Revenues from external customers	209,540	213,805	53,070	49,956	526,371	14,896	541,267
Intersegment revenues	2,752	3,832	728	2,251	9,563	—	9,563
Operating profit (loss)	20,417	(5,351)	9,845	663	25,574	(6,065)	19,509
Depreciation, depletion and amortization	2,903	12,230	969	2,460	18,562	3,113	21,675
Expenditures for long-lived assets	4,002	7,140	965	1,060	13,167	608	13,775
Assets	90,902	211,664	32,160	25,923	360,649	42,053	402,702

2004
Revenues from external customers	165,695	207,556	52,530	53,631	479,412	16,864	496,276
Intersegment revenues	2,619	3,410	978	2,077	9,084	—	9,084
Operating profit (loss)	18,793	(5,181)	8,034	1,876	23,522	1,512	25,034
Depreciation, depletion and amortization	2,310	13,400	1,035	2,410	19,155	3,206	22,361
Expenditures for long-lived assets	2,023	4,160	1,327	930	8,440	710	9,150
Assets	57,648	213,725	34,860	25,283	331,516	82,665	414,181
     Intersegment revenue is eliminated in consolidation. The revenues from external customers are presented net of intersegment revenues. Segments are evaluated using earnings before interest and taxes.
     The All Other column includes the operating results of Zentrix Technologies Inc., Circuits Processing Technology, Inc. (CPT) and BEM Services, Inc., all wholly owned subsidiaries, and other corporate expenses. Zentrix manufactures electronic packages and other components for sale to the telecommunications and computer and automotive electronics market while CPT manufactures circuitry for defense and commercial applications. BEM Services, Inc. provides administrative and financial services to the other business in the Company on a cost-plus basis. The All Other assets include the assets used by the aforementioned subsidiaries as well as cash and long-term deferred income taxes.

     Sales from U.S. operations to external domestic and foreign customers were $585.8 million in 2006, $409.3 million in 2005 and $376.5 million in 2004. Revenues attributed to countries based upon the location of customers and long-lived assets, which include property, plant and equipment, intangible assets and goodwill, deployed by country are as follows:

	2006	2005	2004
(Dollars in thousands)
Revenues
United States	$499,681	$362,160	$332,193
All other	263,373	179,107	164,083

Total	$763,054	$541,267	$496,276

Long-lived Assets
United States	$196,328	$183,127	$184,410
All other	10,506	10,449	6,567

Total	$206,834	$193,576	$190,977

     No individual country, other than the United States, or customer accounted for 10% or more of the Company’s revenues for the years presented. Revenues from outside the United States are primarily from Asia and Europe.
NOTE N – Interest
     Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. The following chart summarizes the interest incurred, capitalized and paid, as well as the amortization of capitalized interest for 2006, 2005 and 2004.

	2006	2005	2004
(Dollars in thousands)
Interest incurred	$4,271	$6,631	$8,553
Less capitalized interest	136	259	176

Total expense	$4,135	$6,372	$8,377

Interest paid	$3,874	$7,345	$6,103

Amortization of capitalized interest included in cost of sales	$525	$587	$593

     The difference in expense among 2006, 2005 and 2004 was due to changes in the level of outstanding debt and the average borrowing rate. Amortization of deferred financing costs within interest expense was $0.5 million in 2006, $1.1 million in 2005, and $1.5 million in 2004. The amortization was lower in 2006 due to the early termination of debt and the write-off of $2.8 million of associated deferred financing costs in 2005.
NOTE O – Income Taxes
     Income before income taxes and income taxes (benefit) are comprised of the following components, respectively:

	2006	2005	2004
(Dollars in thousands)
Income before income taxes:
Domestic	$34,001	$10,866	$14,030
Foreign	5,704	2,271	2,627

Total income before income taxes	$39,705	$13,137	$16,657

Income taxes (benefit):
Current income taxes:
Domestic	$1,159	$720	$528
Foreign	1,602	443	821

Total current	2,761	1,163	1,349

Deferred income taxes:
Domestic	$9,259	$2,213	$9,280
Foreign	(160)	66	(208)
Valuation allowance	(21,758)	(8,130)	(9,280)

Total deferred	(12,659)	(5,851)	(208)

Total income taxes (benefit)	$(9,898)	$(4,688)	$1,141

     The reconciliation of the federal statutory and effective income tax rates follows:

	2006	2005	2004
Federal statutory rate	34.0%	34.0%	34.0%

State and local income taxes, net of federal tax effect	2.0	3.0	0.7

Effect of excess of percentage depletion over cost depletion	(2.7)	(6.1)	(4.7)

Company-owned life insurance	—	(0.1)	34.1

Officers’ compensation	1.0	1.5	3.1

Stock warrants	—	0.8	0.2

Extraterritorial income exclusion	(3.5)	(6.6)	(5.4)

Taxes on foreign source income	(1.3)	(1.8)	(1.8)

Valuation allowance	(54.8)	(61.9)	(55.7)

Other items	0.4	1.5	2.4

Effective tax rate (benefit)	(24.9)%	(35.7)%	6.9%

     In accordance with the provisions of Statement No. 109, “Accounting for Income Taxes,” the Company recorded a $21.8 million reversal of valuation allowance reflected as a reduction to tax expense in 2006. This amount is comprised of a $0.2 million current year utilization of net operating losses and a $21.6 million reversal of the valuation allowance associated with the Company’s determination that it is more likely than not that the deferred tax assets will be realized.

Notes to Consolidated Financial Statements
Brush Engineered Materials Inc. and Subsidiaries, December 31, 2006
     The Company intends to maintain a valuation allowance on the deferred tax assets at its subsidiary in the U.K. until a realization event occurs to support reversal of all or a portion of the allowance.
     Included in current domestic income taxes, as shown in the Consolidated Statements of Income, are $1.2 million, $0.6 million, and $0.2 million of state and local income taxes in 2006, 2005 and 2004, respectively.
     The Company made domestic and foreign income tax payments of $1.8 million, $2.1 million and $1.1 million in 2006, 2005 and 2004, respectively.
     Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31, 2006 and 2005:

	2006	2005
(Dollars in thousands)
Post-retirement benefits other than pensions	$13,484	$11,827
Alternative minimum tax credit	11,147	10,981
Other reserves	5,818	4,445
Environmental reserves	1,715	1,662
Pensions	7,838	12,549
Tax credit carryforward	2,092	2,092
Net operating loss carryforward	14,771	20,905
Capitalized interest expense	—	351

	56,865	64,812
Valuation allowance	(316)	(22,074)

Total deferred tax assets	56,549	42,738

Depreciation	(30,397)	(33,242)
Amortization	(3,898)	(1,507)
Inventory	(781)	(1,145)
Derivative instruments and hedging activities	(830)	(264)
Capitalized interest expense	(686)	—
Mine development	(833)	(1,184)
Miscellaneous	(159)	(341)

Total deferred tax liabilities	(37,584)	(37,683)

Net deferred tax asset	$18,965	$5,055

     At December 31, 2006, for income tax purposes, the Company had domestic net operating loss carryforwards of $38.0 million, which are scheduled to expire in calendar years 2022 through 2026. The Company also had foreign net operating loss carryforwards for income tax purposes totaling $5.5 million that do not expire.
     At December 31, 2006, the Company had alternative minimum tax loss carryforwards of $20.2 million that do not expire. Utilization of these loss carryforwards is limited, on an annual basis, to 90% of alternative minimum taxable income. This limitation required the Company to record a $0.2 million tax liability in 2006.
     At December 31, 2006, the Company had research and experimentation tax credit and foreign tax credit carryforwards of $2.1 million that are scheduled to expire in calendar years 2008 through 2020.
     A provision has not been made with respect to $17.2 million of unremitted earnings at December 31, 2006 that have been invested by foreign subsidiaries. It is not practical to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.
NOTE P – Earnings Per Share
     The following table sets forth the computation of basic and diluted net earnings per share (EPS):

	2006	2005	2004
Numerator for basic and diluted EPS:
Net income (in thousands)	$49,603	$17,825	$15,516

Denominator:
Denominator for basic EPS:
Weighted-average shares outstanding	19,665,000	19,219,000	17,865,000

Effect of dilutive securities:
Stock options and SARs	542,000	137,000	205,000
Restricted stock	27,000	15,000	37,000
Warrants	—	—	57,000

Diluted potential common shares	569,000	152,000	299,000

Denominator for diluted EPS:
Adjusted weighted-average shares outstanding	20,234,000	19,371,000	18,164,000

Basic EPS	$2.52	$0.93	$0.87

Diluted EPS	$2.45	$0.92	$0.85

     Options to purchase common stock with exercise prices in excess of the average annual share price totaling 53,000 at December 31, 2006, 817,000 at December 31, 2005 and 361,000 at December 31, 2004 were excluded from the diluted EPS calculations as their effect would have been anti-dilutive.
NOTE Q — Related Party Transactions
     The Company had outstanding loans of $0.1 million with five employees, including one executive officer, at December 31, 2006 and $0.4 million with six employees, including two executive officers, as of December 31, 2005. The loans were made in the first quarter 2002 pursuant to life insurance agreements between the Company and the employees. The portion of the premiums paid by the Company is treated as a loan from the Company to the employees and the loans are secured by the insurance policies, which are owned by the employees. The agreements require each employee to maintain the insurance policy’s cash surrender value in an amount at least equal to the outstanding loan balance. The loans are payable from the insurance proceeds upon the employee’s death or at an earlier date due to the occurrence of specified events. The loans bear an interest rate equal to the applicable federal rate. There have been no modifications to the loan terms since the inception of the agreements. The outstanding loan balance was reduced in 2006 as a result of the repayment of a loan in full by an executive officer upon his retirement.

NOTE R – Quarterly Data (Unaudited)
     The following tables summarize selected quarterly financial data for the years ended December 31, 2006 and 2005:

			2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
(Dollars in thousands except per share data)
Net sales	$167,723	$187,078	$200,426	$207,827	$763,054
Gross profit	34,143	39,819	39,711	48,499	162,172
Percent of sales	20.4%	21.3%	19.8%	23.3%	21.3%
Net income	5,227	6,968	7,087	30,321	49,603
Net income per share of common stock:
Basic	0.27	0.36	0.36	1.52	2.52
Diluted	0.27	0.35	0.35	1.48	2.45
Stock price range:
High	21.53	26.37	28.53	36.36
Low	16.10	18.01	20.38	23.40

			2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
(Dollars in thousands except per share data)
Net sales	$130,372	$134,651	$135,614	$140,630	$541,267
Gross profit	28,577	29,106	25,940	26,620	110,243
Percent of sales	21.9%	21.6%	19.1%	18.9%	20.4%
Net income	4,286	5,530	3,908	4,101	17,825
Net income per share of common stock:
Basic	0.22	0.29	0.20	0.21	0.93
Diluted	0.22	0.29	0.20	0.21	0.92
Stock price range:
High	20.80	19.26	17.92	16.61
Low	16.11	13.11	14.60	14.83
     Fourth quarter 2006 results include a $21.3 million benefit related to the reversal of the Company’s deferred tax valuation allowance. Fourth quarter 2005 results include a $3.8 million pre-tax charge for costs related to the prepayment of subordinated debt and a $5.9 million benefit related to the reversal of a portion of the Company’s domestic deferred tax valuation allowance.
Performance Graph (Unaudited)
The following graph sets forth the cumulative shareholder return on our common stock as compared to the cumulative total return of the S&P Small-cap 600 Index and the Russell 2000 Index. Brush Engineered Materials Inc. is a component company of the S&P Small-cap Index and the Russell 2000 Index.
Performance Comparison for 2007 Proxy-Brush Engineered Materials

	2001	2002	2003	2004	2005	2006
Brush Engineered Materials	$100	$39	$108	$130	$112	$237
S&P 600	$100	$85	$118	$145	$156	$180
Russell 2000	$100	$80	$117	$139	$145	$171
Assumes that the value of our common stock and each index was $100 on December 31, 2001 and that all applicable dividends were reinvested.

The Performance Graph is not intended to be part of the Notes to the Consolidated Financial Statements.

Selected Financial Data
Brush Engineered Materials Inc. and Subsidiaries
(Dollars in thousands except for share data)

	2006	2005	2004	2003	2002
For the year
Net sales	$763,054	$541,267	$496,276	$401,046	$372,829
Cost of sales	600,882	431,024	385,202	328,008	324,932
Gross profit	162,172	110,243	111,074	73,038	47,897
Operating profit (loss)	43,840	19,509	25,034	(8,944)	(22,636)
Interest expense	4,135	6,372	8,377	3,751	3,219
Income (loss) from continuing operations
Before income taxes	39,705	13,137	16,657	(12,695)	(25,855)
Income taxes (benefit)	(9,898)	(4,688)	1,141	576	9,749
Net income (loss)	49,603	17,825	15,516	(13,226)	(35,604)
Earnings per share of common stock:
Basic net income (loss)	2.52	0.93	0.87	(0.80)	(2.15)
Diluted net income (loss)	2.45	0.92	0.85	(0.80)	(2.15)
Dividends per share of common stock	—	—	—	—	—
Depreciation and amortization	25,141	22,790	23,826	20,731	20,640
Capital expenditures	15,522	13,775	9,093	6,162	5,248
Mine development expenditures	—	—	57	157	166

Year-end position
Working capital	155,142	115,531	108,799	85,141	82,645
Ratio of current assets to current liabilities	2.3 to 1	2.4 to 1	2.0 to 1	2.2 to 1	2.1 to 1
Property and equipment:
At cost	557,861	540,420	540,937	535,421	476,283
Cost less depreciation and impairment	175,929	177,062	177,619	190,846	152,544
Total assets	498,606	402,702	414,181	371,616	334,879
Other long-term liabilities	70,731	73,492	60,527	64,097	65,977
Long-term debt	20,282	32,916	41,549	85,756	36,219
Shareholders’ equity	291,000	211,478	208,138	153,573	159,094

Book value per share:
Basic	14.80	11.00	11.65	9.27	9.61
Diluted	14.38	10.92	11.46	9.21	9.58
Weighted-average number of shares of stock outstanding:
Basic	19,665,000	19,219,000	17,865,000	16,563,000	16,557,000
Diluted	20,234,000	19,371,000	18,164,000	16,672,000	16,609,000

Shareholders of record	1,530	1,572	1,683	1,791	1,864
Number of employees	2,185	1,970	1,912	1,833	1,862
Minority interest of $45,000 decreased the net loss for 2003.

In addition to the capital expenditures shown above, the Company purchased $0.4 million of assets in 2005, $0.9 million of assets in 2004 and $51.8 million of assets in 2003 that were previously held under operating leases and used by the Company.

Changes in deferred tax valuation allowances decreased income tax expense by $21.8 million, $8.1 million and $9.3 million in 2006, 2005 and 2004, respectively, and increased income tax expense by $5.3 million and $19.9 million in 2003 and 2002, respectively.

A special charge reduced net income by $16.5 million in 1998.

See Notes to Consolidated Financial Statements.

2001	2000	1999	1998	1997	1996
$ 472,569	$563,690	$455,707	$409,892	$433,801	$376,279
404,574	444,951	363,773	325,173	324,463	271,149
67,995	118,739	91,934	84,719	109,338	105,130
(14,069)	22,986	10,558	(10,313)	36,024	34,305
3,327	4,652	4,173	1,249	553	1,128

(17,396)	18,334	6,385	(11,562)	35,471	33,177
(7,122)	4,169	(54)	(4,430)	9,874	8,686
(10,274)	14,165	6,439	(7,132)	25,597	24,491

(0.62)	0.87	0.40	(0.44)	1.58	1.55
(0.62)	0.86	0.40	(0.44)	1.56	1.53
0.24	0.48	0.48	0.48	0.46	0.42
21,609	22,664	27,037	24,589	19,329	22,954
23,130	21,306	16,758	36,732	53,155	26,825
154	332	288	433	9,526	3,663

110,894	143,387	124,831	100,992	100,599	128,172
2.4 to 1	2.3 to 1	2.3 to 1	2.1 to 1	2.3 to 1	2.9 to 1

469,663	449,697	440,234	421,467	463,689	404,127
171,296	170,460	170,939	164,469	173,622	130,220
403,653	452,506	428,406	403,690	383,852	355,779
62,473	55,454	53,837	49,955	48,025	47,271
47,251	43,305	42,305	32,105	17,905	18,860
214,350	229,907	220,638	221,811	236,813	219,257

12.98	14.11	13.62	13.63	14.60	13.84
12.87	13.98	13.55	13.50	14.41	13.72

16,519,000	16,292,000	16,199,000	16,268,000	16,215,000	15,846,000
16,651,000	16,449,000	16,280,000	16,425,000	16,429,000	15,980,000

1,981	2,101	2,330	2,313	2,329	2,407
1,946	2,500	2,257	2,167	2,160	1,926

Directors,
Officers, Facilities
and Subsidiaries

Board of Directors and
Committees of the Board
Albert C. Bersticker 2, 4, 5
Retired Chairman and CEO
Ferro Corporation
Richard J. Hipple 3
Chairman,
President and CEO
Brush Engineered
Materials Inc.
Joseph P. Keithley 1, 3, 4, 5
Chairman,
President and CEO
Keithley Instruments, Inc.
William B. Lawrence 1, 3, 4
Former Executive
Vice President,
General Counsel and
Secretary
TRW, Inc.
William P. Madar 2, 3, 4
Retired Chairman
and Former CEO
Nordson Corporation
William G. Pryor 1, 4, 5
Retired President
Van Dorn Demag Corporation
Former President and CEO
Van Dorn Corporation
N. Mohan Reddy 2, 3, 4
Dean
The Weatherhead School of
Management
Case Western Reserve University
William R. Robertson 1, 4
Retired Partner
Kirtland Capital Partners
John Sherwin, Jr. 2, 3, 4, 5
Lead Director
President

Mid-Continent Ventures, Inc.
1 Audit Committee

2 Compensation Committee

3 Executive Committee

4 Governance and Organization
   Committee

5 Retirement Plan Review
   Committee
Corporate and
Executive Officers
Richard J. Hipple 1, 2
Chairman, President and CEO
John D. Grampa 1, 2
Senior Vice President Finance
and Chief Financial Officer
Daniel A. Skoch 1, 2
Senior Vice President
Administration
Michael C. Hasychak 1
Vice President, Treasurer and Secretary

James P. Marrotte1
Vice President, Controller

John J. Pallam 1
Vice President, General Counsel

Gary W. Schiavoni 1
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
Wheatfield, New York
Corporate Offices
Cleveland, Ohio
Domestic Service Centers
Elmhurst, Illinois Warren, Michigan
International Service Centers and Sales
Offices
Fukaya, Japan
Maastricht, The Netherlands
Singapore
Stuttgart, Germany
Theale, England
Tokyo, Japan
International
Representative Offices
Hong Kong
Shanghai, China
Taipei, Taiwan
Incheon, Korea